Form 20-F
period 2003-03-31
NISSIN CO LTD
filed 2003-07-22
CIK 1178551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-31416

Kabushiki Kaisha Nissin
(Exact name of Registrant as specified in its charter)

NISSIN CO., LTD.
(Translation of Registrant’s name into English)

Japan (Jurisdiction of incorporation or organization)	Shinjuku L-Tower 25F 6-1, Nishi Shinjuku 1-chome Shinjuku-ku, Tokyo 163-1525 Japan (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As adjusted for our two-for-one stock split in May 2003, 126,459,540 shares of our common stock outstanding at March 31, 2003, including 138,800 shares represented by 69,400 American Depositary Shares.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

*	Not for trading, but only in connection with the listing of American Depositary Shares, each representing two shares of our common stock.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not required.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data.

     You should read the following selected financial information together with Item 5 of this annual report on Form 20-F and our financial statements included in this annual report on Form 20-F.

     The income statement data for the years ended March 31, 2000, 2001, 2002 and 2003 and the balance sheet data as of March 31, 2001, 2002 and 2003 that are identified as being in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, are derived from our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by BDO Sanyu & Co., independent accountants. We have included in this annual report on Form 20-F our consolidated financial statements for the years ended March 31, 2001, 2002 and 2003.

U.S. GAAP Selected Financial Information

	Year ended/As of March 31,

	2000	2001	2002	2003	2003

	(in millions of yen and thousands of dollars except per share data)
Consolidated Income Statement Data:
Total interest income	¥26,899	¥29,886	¥33,976	¥39,234	$326,406
Total income expense	3,873	4,166	3,884	3,984	33,145

Net interest income	23,026	25,720	30,092	35,250	293,261
Provision for loan losses	4,393	4,566	7,433	12,688	105,557

Net interest income after provision for loan losses	18,633	21,154	22,659	22,562	187,704
Total non-interest income (loss)	232	(409)	(428)	846	7,038
Total non-interest expense	10,473	12,030	13,629	14,308	119,034

Income before income taxes	8,392	8,715	8,602	9,100	75,708
Income taxes	3,937	3,763	3,801	3,924	32,646

Net income	¥4,455	¥4,952	¥4,801	¥5,176	$43,062

Per Share Data
Net income
Basic	¥34.59	¥38.25	¥36.41	¥40.15	$0.33
Diluted	34.47	38.18	34.85	37.24	0.31
Cash dividends paid	4.17	5.84	6.04	6.38	0.05

Consolidated Balance Sheet Data:
Cash and cash equivalents		¥25,841	¥17,116	¥23,612	$196,439
Loans receivable, net		122,522	148,235	166,977	1,389,160
Other		15,359	14,946	15,985	132,987

Total assets		¥163,722	¥180,297	¥206,574	$1,718,586

	Year ended/As of March 31,

	2000	2001	2002	2003	2003

	(in millions of yen and thousands of dollars except per share data)
Short-term borrowings		¥1,740	¥1,400	¥5,600	$46,589
Long-term borrowings		116,520	128,659	148,595	1,236,231
Other		6,155	6,315	6,782	56,423

Total liabilities		124,415	136,374	160,977	1,339,243
Minority interests		9	148	—	—
Total shareholders’ equity		39,298	43,775	45,597	379,343

Total liabilities and shareholders’ equity		¥163,722	¥180,297	¥206,574	$1,718,586

     As we did not prepare U.S. GAAP financial information prior to the year ended March 31, 2000, we have also included Japanese GAAP financial information below. The income statement data for the years ended March 31, 1999, 2000, 2001, 2002 and 2003 and the balance sheet data as of March 31, 1999, 2000, 2001, 2002 and 2003 that are identified as being in accordance with Japanese GAAP are derived from our consolidated financial statements prepared in accordance with Japanese GAAP, which have been audited by BDO Sanyu & Co. and are not included in this annual report on Form 20-F.

     There are significant differences between U.S. GAAP and Japanese GAAP. As applicable to us, primary differences include differences in loan origination costs, impairment of assets, capital leases, debt, derivatives and stock issuance costs and treasury stock.

Japanese GAAP Selected Financial Information

	Year ended/As of March 31,

	1999	2000	2001	2002	2003	2003

	(in millions of yen and thousands of dollars except per share data)
Consolidated Income Statement Data:
Operating income:
Interest income from loans receivable	¥24,890	¥27,119	¥30,190	¥34,344	¥39,073	$325,067
Other financial income	17	14	22	5	1	8
Other operating income	1,622	1,943	1,895	2,167	6,528	54,309

Total operating income	26,529	29,076	32,107	36,516	45,602	379,384
Interest expenses for financial services	3,035	3,669	3,894	3,642	3,675	30,574
General and administrative expenses	10,415	11,480	13,330	14,928	17,327	144,151
Loans losses	5,618	5,328	5,507	8,332	13,559	112,804

Total operating expenses	19,068	20,477	22,731	26,902	34,561	287,529

Operating profit	7,461	8,599	9,376	9,614	11,041	91,855
Other income (expense), net	(197)	(578)	(351)	(1,057)	(1,868)	(15,541)

Income before taxes	7,264	8,021	9,025	8,557	9,173	76,314
Income taxes	3,995	3,600	3,872	3,739	3,948	32,845
Minority interest	—	—	0	0	15	125

Net income	¥3,269	¥4,421	¥5,153	¥4,818	¥5,210	$43,344

Per Share Data:
Net income — Primary	¥25.65	¥34.33	¥39.80	¥36.54	¥39.82	$0.33
Cash dividends paid	3.96	4.17	5.84	6.04	6.38	0.05
Consolidated Balance Sheet Data:

Cash and cash equivalents	¥9,974	¥17,149	¥25,841	¥17,116	¥23,612	$196,439
Loans receivable, net	93,880	106,852	121,775	147,241	165,945	1,380,574
Purchased loans receivable, net	—	—	—	382	2,946	24,509
Property and equipment	3,764	3,706	3,281	2,309	1,964	16,339

	Year ended/As of March 31,

	1999	2000	2001	2002	2003	2003

	(in millions of yen and thousands of dollars except per share data)
Investment securities	3,911	4,478	4,793	4,217	3,083	25,649
Other assets	2,827	5,519	5,799	6,569	6,165	51,290

Total assets	¥114,356	¥137,704	¥161,489	¥177,834	¥203,715	$1,694,800
Short-term borrowings	¥8,318	¥1,872	¥1,740	¥1,400	¥5,600	$46,589
Long-term borrowings	73,674	98,360	116,520	128,659	148,595	1,236,231
Other liabilities	3,679	3,551	4,239	4,435	4,614	38,386

Total liabilities	85,671	103,783	122,499	134,494	158,809	1,321,206
Minority interest	—	—	9	148	—	—
Total shareholders’ equity	28,685	33,921	38,981	43,192	44,906	373,594

Total liabilities and shareholders’ equity	¥114,356	¥137,704	¥161,489	¥177,834	¥203,715	$1,694,800

Exchange Rate Information

     For convenience, we have translated certain yen amounts in this annual report on Form 20-F into dollars at the rate of ¥120.20 = $1.00, the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot dollars by telegraphic transfer against yen as of March 31, 2003, the date of our most recent balance sheet included in this annual report on Form 20-F. However, you should not construe such translations as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate.

     The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Year ended March 31,	High	Low	Average (1)	Period-end

1999	¥147.14	¥108.83	¥128.10	¥118.43
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
Calendar month
January 2003	120.18	117.80	118.81	119.96
February 2003	121.30	117.14	119.34	118.22
March 2003	121.42	116.47	118.69	118.07
April 2003	120.55	118.25	119.90	119.07
May 2003	119.50	115.94	117.37	119.50
June 2003	119.87	117.46	118.33	119.87

(1)	Fiscal year information calculated from the average of the exchange rates on the last days of all the months during the fiscal year.

     The noon buying rate for yen on July 18, 2003 was ¥118.40 per $1.00.

B. Capitalization and Indebtedness.

     Not required.

C. Reasons for the Offer and Use of Proceeds.

     Not applicable.

D. Risk Factors.

Special Note Regarding Forward-looking Statements

     This annual report on Form 20-F contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct.

     Important risks and factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this Item 3.D and elsewhere in this annual report on Form 20-F and include, without limitation:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the moneylending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

We may suffer larger loan losses if defaults on loans by our customers continue to increase as a result of weak economic conditions in Japan

     Weak economic conditions in Japan may lead to increased defaults on loans, which in turn would cause us to increase our charge-offs of loans and our provisions for loan losses, thereby adversely affecting our results of operations and financial condition. While the Japanese loan market has grown rapidly in recent years, the continued sluggishness of the Japanese economy has resulted in increases in personal bankruptcies and defaults on loans. According to the latest preliminary figures from the Supreme Court of Japan, personal bankruptcies in Japan reached an all time high of 214,633 cases for calendar year 2002, representing an increase of 33.8% over the previous year.

An increase in defaults on loans by our customers due to these conditions along with growth in our total loans outstanding has contributed to the rise in our provision for loan losses, from ¥4,566 million for the year ended March 31, 2001 to ¥7,433 million for the year ended March 31, 2002 to ¥12,545 million for the year ended March 31, 2003. If the economic situation in Japan does not improve or worsens, we may be forced to charge off loans in excess of our existing provisions for loan losses, and we may need to increase our provisions for loan losses.

Increasing competition in Japan’s consumer finance industry may adversely affect our ability to increase or maintain the size of our loan portfolio, the average credit quality of our customers or the interest rates we charge on our loans.

     Japan’s consumer finance industry, in which we specialize as a lender to consumers and individual small business owners, is becoming increasingly competitive. Our current and potential competitors include:

•	foreign financial institutions, a number of which have been entering the Japanese consumer finance industry, such as GE Capital through its acquisition of Lake;

•	large Japanese consumer finance companies, including Takefuji, Acom, Promise and Aiful, which continue to seek greater shares of the consumer finance market through extensive marketing, and medium-sized consumer finance companies, such as Shinki and Credia;

•	Japanese banks and other financial institutions expanding out of their traditional markets, particularly by forming joint ventures with consumer finance companies, including Sumitomo Mitsui Banking Corporation through its establishment of At-Loan, UFJ Bank through its establishment of Mobit, The Bank of Tokyo Mitsubishi through Tokyo-Mitsubishi Cash One and The Sumitomo Trust and Banking Co. through Businext Corporation;

•	credit card companies, particularly overseas companies such as MasterCard, which have formed distribution relationships with Acom and Aic, and increasingly offer credit cards in Japan as revolving loans, rather than simply to finance consumption by individuals; and

•	non-financial institutions, an increasing number of which are entering the consumer finance industry through acquisitions, including Hankyu Corporation, a railway company, that provides consumer credit services through Station Finance Inc.

     Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer histories, greater name recognition, more extensive physical infrastructure and networks of loan offices and more established relationships in the finance industry than we do. Our competitors may seek to compete aggressively on the basis of interest rates, lending terms and the coverage and scale of their network of distribution and marketing channels. Due to this competitive pressure, as well as a shift in our loan portfolio toward products that bear a lower interest rate, the weighted period-end average contractual interest rate on our outstanding loans has been decreasing gradually over the recent years, from 26.3% at March 31, 2001, to 25.9% at March 31, 2002 and to 25.3% at March 31, 2003. If we are unwilling or unable to match our competitors’ terms, we may fail to increase or maintain the number and average balance of our customer accounts and thus our revenues. As a result, increasing competition could adversely affect our results of operations or financial condition. To the extent that we reduce interest rates on our products in response to competitive pressures, our interest margins will decline.

Furthermore, the average credit quality of our customers may decrease if higher quality customers take their business to our competitors.

Any future inability to obtain funds from lenders or access the debt capital markets on favorable terms could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending and adversely affect our financial condition

     Ready access to funds on favorable terms is essential to our business. The differential between the interest rates we charge our customers and the interest rate our financing sources charge us is the key factor impacting our profitability. As of March 31, 2003, our weighted period-end average contractual interest rate on outstanding loans in our loan portfolio was 25.3%, while our weighted period-end average contractual interest rate was 1.7% for our short-term borrowings and 2.4% for our long-term borrowings. We raise funds through loans from financial institutions, primarily regional Japanese banks and non-bank financial institutions, and the capital markets by issuing debt securities. As of March 31, 2003, the aggregate amount of our borrowings was ¥154,195 million, which represented approximately 90% of our loans outstanding as of the same date.

     As of March 31, 2003, 69.2% of our borrowings, or ¥107 billion, came from loans from banks, non-banks, insurance companies and other financial institutions, and 30.8% of our borrowings, or ¥47 billion, came from issuances of corporate bonds, including convertible bonds, and commercial paper. Based on their evaluations of our long-term or short-term financial prospects, any of these lenders could cease to finance our business or to offer funds on favorable terms. A downgrade in our credit ratings or those of similar companies or Japanese companies generally, for instance, could result in an increase in the interest rates that lenders charge us. For example, the downgrade of our debt rating by the Japan Credit Rating Agency in April 2003, together with recent downgrades of the debt ratings of other consumer finance companies, has forced us to curtail our debt issuances and increase our reliance on bank loans with typically higher interest rates. Negative publicity about small business or consumer finance lenders such as that seen in 1999 about the practices of small business lenders could also make lenders reluctant to extend credit to the consumer finance industry, including us. As a result of the ongoing restructuring of the Japanese financial sector, and regional banks in particular, our lenders may fail or adopt lending policies unfavorable to us. A number of other factors largely beyond our control could impair our ability to borrow, including severe disruptions of the financial markets, negative views about the prospects for the finance industry generally or further downgrades of Japan’s sovereign debt ratings.

     An inability to obtain sufficient funds from lenders or capital markets on favorable terms or at all could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending and adversely affect our financial condition.

An increase in prevailing market interest rates would increase our interest expense and thus could reduce the margins we receive on our loans to our borrowers

     Interest rates in Japan have been extremely low for several years, reflecting government monetary policy including the “zero interest rate” policy of the Bank of Japan, which has been in place for most of the period since February 1999. The official discount rate offered by the Bank of Japan has remained at 0.1% since September 2001. Partly as a result of this policy, our weighted period-end average contractual interest rates on our own borrowings have been extremely low in recent years: 2.9% as of March 31, 2001, 2.2% as of March 31, 2002 and 1.7% as of March 31, 2003 for our short-term borrowings and 3.3% as of March 31, 2001, 2.8% as of March 31, 2002 and 2.4% as of March 31, 2003 for our long-term borrowings.

     Although the Bank of Japan has signaled that it plans to maintain the current interest rate policy to address deflation concerns, the Bank of Japan may reverse its policy and increase interest rates. In that case, lenders may increase interest rates on their loans to us and we may not be able to pass our increased interest expenses to our customers in the form of higher rates on our loans due to competitive considerations and to the legal limits on interest rates that we may charge. Any increase in the interest rates our lenders charge us could thus have an adverse effect on our operating margins and profitability.

Because we expect our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, you may be subject to materially adverse tax consequences

     As we expect that 50% or more of our gross asset value constitutes “passive assets,” meaning assets not constituting part of an active trade or business under U.S. federal tax rules, we expect that our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. U.S. persons who hold our shares or ADSs, either directly or indirectly, may be subject to materially adverse U.S. federal income tax consequences upon the sale or disposition of the shares or ADSs and upon distributions with respect to the shares or ADSs to the extent the distributions are “excess distributions,” distributions in excess of a normal rate of distribution as calculated for passive foreign investment companies. Gain realized on the sale or other disposition of shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the 15% tax rate applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. See “United States Tax Considerations — Passive Foreign Investment Company Rules” in Item 10.E of this annual report on Form 20-F.

Negative publicity beyond our control could lead to legislative or regulatory changes that adversely affect our business

     The Japanese government first responded to criticism of small business loan collection practices of several prominent lenders in 1999 by introducing new legislation and regulations that imposed significant burdens on our business, even though we did not engage in the criticized collection practices. Any future negative publicity about consumer and small business moneylending and collection practices could lead to introduction of additional regulations or laws favoring borrowers that might erode our profitability. For instance, in response to the growing criticism of unregistered money lenders’ loan businesses, the Japanese Diet is expected to consider soon proposed amendments to the Moneylending Business Restriction Law and the Contributions Law. These proposed amendments, if passed, would primarily constrain unregistered money lenders’ ability to engage in harmful marketing and loan collection practices and increase penalties on violations of the statutory maximum interest rate. The proposed amendments would also require the Japanese government, which last reduced the statutory maximum interest rate in June 2000, to review the interest rate again around year 2006. As a result, the Japanese government may further reduce the statutory maximum interest rate at the time of the next review, particularly if political pressure against the moneylending business is strong. Any such reduction could adversely affect our business and results of operations.

The growing variety of legal means with which our customers can seek protection from creditors could increase our provisions for loan losses

     In recent years, the number of legal means with which retail borrowers can seek protection from creditors has increased. Under Japan’s Special Conciliation Law, a borrower in financial difficulty may, under the supervision of a committee consisting of a judge and court-appointed arbitrators having specialized knowledge of law, finance and other relevant matters, negotiate with some or all of their lenders to reschedule or revise payment obligations. The borrower may also petition a court to order suspension of enforcement procedures against the borrower’s assets during the negotiation procedures. The Civil Rehabilitation Law provides several alternative procedures for restructuring loan repayments with the court’s approval by individual borrowers in financial difficulty without declaring personal bankruptcy under the Bankruptcy Law. A repayment plan established pursuant to one of these procedures does not require lender approval. Furthermore, the accessibility of lawyers who advise retail borrowers in financial difficulties has increased due to various recent deregulatory measures, including that of advertisements by lawyers. Also, the Japanese government may amend the Bankruptcy Law to simplify the procedure for, and improve the debtors’ protection under, personal bankruptcy.

     With a growing number of individuals in Japan experiencing financial difficulties, the number of customers seeking protection from creditors by taking advantage of these legal means has increased. For the year ended March 31, 2003, 1,062 customers applied for procedures under the Special Conciliation Law and Civil Rehabilitation Law with respect to which we charged off ¥240 million of loans outstanding. These laws may discourage borrowers who would otherwise make an effort to repay the entirety of their loans from doing so because of the relative ease of restructuring their loan payments. If this trend continues, our provisions for loan losses may increase and our profitability could be adversely affected. Any amendment to the Bankruptcy Law that would lessen the burden of declaring personal bankruptcy would also would have a materially adverse impact on our results of operations. While we are generally able to collect a small portion of payments owed to us pursuant to the Special Conciliation Law and Civil Rehabilitation Law, we generally recover nothing under personal bankruptcy proceedings.

If we are unable or unwilling to comply with revised guidelines to the Moneylending Business Restriction Law, we may be suspended from the moneylending business and our registration as a moneylender may be revoked

     The Moneylending Business Restriction Law and the guidelines under the law require us to provide each borrower and any guarantor with a written notice detailing the terms and conditions of the loan and guarantee at the time the loan agreement or any guarantee agreement is signed as well as at the time of disbursement if multiple disbursements may be provided under the same agreement. See “Regulation” in Item 4.B of this annual report on Form 20-F. Currently, we ask users of our automated telephone service at the time of each disbursement to their accounts whether or not they want a written notice as contemplated in the guidelines to the Moneylending Business Restriction Law. We mail a written notice to them only upon their request. The ATMs we use, all of which are owned by third parties, are not equipped to print out these notices. Based on recent discussions with the FSA, we may need to modify our loan disbursement practices to include mailing of a written notice even to borrowers who do not request a notice, and we are considering measures to comply with the guidelines, as most recently amended. If we mail notices to every borrower, we may lose potential customers who prefer not to receive mailed notices in the interest of privacy. However, failure to comply with FSA guidelines empowers the FSA to impose administrative sanctions for non-compliance, including suspension of a part or the whole of our business, or cancellation of our registration as a moneylender. While the FSA has not taken any adverse action, these guidelines create substantial uncertainty for us.

Our strategic alliances and joint ventures to acquire new customers may not yield attractive returns and could produce losses

     We have been pursuing various strategic alliances and joint ventures, including referral relationships with consumer finance companies and other financial institutions. We expect to continue seeking strategic alliances and joint ventures to build our customer base, but may not be able to successfully grow new ventures or maintain alliances with third parties. These strategic alliances and joint ventures may not achieve profitability and we may fail to recover any investments or expenditures made. Moreover, the strategic alliances and joint ventures that aim at specific markets may attract a number of our existing customers, rather than expand our customer base, and reduce the profitability of our core business.

Any disruption, outages, delays or other difficulties experienced by our information or technological systems and networks could adversely affect our business

     We increasingly rely on internal and external information and technological systems and networks to generate new business, provide services to customers and manage our operations. In particular, our business depends on:

•	the ability of our automated telephone system to handle high volumes of phone calls and to provide customers a more convenient and private alternative to loan office visits;

•	the reliability and security of third-party databases from which we obtain credit information about our customers;

•	the reliability of Sanyo Electric Credit’s wire transfer service that we use to disburse loans to accounts designated by our customers; and

•	the reliability of the financial institutions that hold our customers’ accounts from which we automatically deduct their payments to us.

     In addition, we depend on the following hardware and software and third parties to manage transaction and accounting data, confidential customer information and other back-office operations:

•	our main computer housed in the Matsuyama data center of an NEC affiliate to which all data are backed up on each business day and which does not have a back-up system that can replace it;

•	our ISDN-based NTT frame relay networks to support our daily backup from our database servers to the main computer;

•	an NEC affiliate to provide maintenance and support work for our main computer; and

•	dedicated lines that connect our main computer to the application servers and e-mail servers in our Tokyo head office and the Matsuyama outsourcing center.

     Our hardware and software are vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer hackers, computer viruses and similar events or the loss of support services from third parties such as NEC and its affiliates, our main systems solution provider, telephone carriers and Internet backbone providers. Each of our branch offices has a server to route incoming phone calls.

We do not have redundant servers at these locations. Any disruption, outages, or delays or other difficulties experienced by any of these technological and information systems and networks could result in a decrease in new accounts, loss or exposure of confidential information, delay in repayment of outstanding borrowings or decreased consumer confidence in our business, or otherwise adversely affect our results of operations.

If we lose key management, our business may be adversely affected

     The services of Kunihiko Sakioka, our president, and other members of our senior management are of material importance to the success of our business. We do not have any employment agreements with our senior management. The loss of any key management, including Kunihiko Sakioka, could have a material adverse impact on our business.

Misconduct by an employee or director could harm us and is difficult to detect and deter

     Misconduct by an employee or director could bind us to transactions that exceed authorized limits or present unacceptable risks, or hide from us unauthorized or unsuccessful activities with unknown and unmanaged risks or losses. Misconduct by an employee or director could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial harm to us. The precautions we take to prevent and detect such misconduct may not always deter or prevent it, even though we have not in the past suffered materially from misconduct by an employee or director. Even if we succeed in managing the conduct of our own employees and directors, we may suffer reputationally or financially from misconduct by other lenders in the finance industry to the extent it negatively impacts the consumer finance and small business industries generally.

Our president and his family may exercise influence over important business decisions in a way that conflicts with your interest

     As a result of the direct and indirect ownership or control of approximately 41.9% of our outstanding shares by Sakioka family members, our president and his family members, including our chairman, can exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as the sale of our company, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of these shareholders in these and other matters may differ from yours.

Subsequent purchases of shares by large shareholder groups may subject us to a special tax on undistributed income

     Japanese tax law, as recently amended, assesses a special tax on undistributed income applicable to any company with respect to which the three largest groups of related shareholders collectively own more than 50% the company’s outstanding shares, which exclude treasury shares. The tax rate varies between 10 and 20% of undistributed income. Related shareholders are classified into groups for this purpose by Japanese tax law, and the group holding the largest number of our outstanding shares includes members of the Sakioka family and corporations it directly or indirectly controls. As of March 31, 2003, the group headed by the Sakioka family for this purpose by Japanese tax law owned 41.9% of our outstanding shares and, together with the two other largest groups of related shareholders, owned 43.4%.

     In the past, we incurred a special tax on undistributed income under the Japanese tax law prior to the recent amendment, which differed from the current law in that it assessed the special tax based on the percentage of ownership of issued shares, counting treasury shares as shares of one shareholder group, and for ownership of 50% or more, rather than more than 50%.

Based on the current Japanese tax law, as under the previous Japanese tax law, we could become subject to the special tax on undistributed income again, for example as a result of acquisitions of shares by one or more groups, changes in the membership of groups or reductions in our outstanding shares.

A sale of our shares held by our major shareholders, including our chairman, president or members of their family, may adversely affect our share price

     As of March 21, 2003, our chairman, our president, members of their immediate family and corporations controlled by them together owned 41.9% of our outstanding shares. A disposal of any portion of their holdings on the Tokyo Stock Exchange or otherwise will increase the supply of our shares in the marketplace and may adversely affect our share and American Depositary Receipt, or ADR, price.

We may have to constrain our business activities to avoid being deemed an investment company under the U.S. Investment Company Act of 1940

     In general, a company which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, may be deemed to be an investment company under the U.S. Investment Company Act of 1940. We do not believe that we are an investment company as defined under the U.S. Investment Company Act of 1940. However, if we were to be deemed an investment company, we would be prohibited from issuing our securities in the United States and may have to terminate our U.S. listing or other sponsorship promoting a U.S. trading market for our issued securities. In order to avoid these prohibitions, we may be forced to forego otherwise attractive business opportunities, potentially limiting our growth and our profitability.

Holders of ADSs have fewer rights than shareholders and have to act through the depositary to exercise those rights

     The rights of shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders of record on our register of shareholders or our register of beneficial shareholders. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, an ADR holder cannot take these actions except through and to the extent permitted by the depositary. If we instruct the depository to provide ADS holders with the opportunity to vote in a timely manner, the depositary will make efforts to vote the shares underlying your ADSs as instructed by you. ADS holders, however, may not be provided with such rights on a timely basis or at all.

If you hold fewer than 100 shares, you do not have the right to vote the shares or transfer them and if you have ADSs representing fewer than 100 shares, you cannot withdraw the shares underlying the ADSs and cannot require us to purchase the underlying shares

     One hundred of our shares constitute one “unit.” A holder who owns fewer than 100 shares owns less than a whole unit. The Japanese Commercial Code restricts the rights of a shareholder who holds shares of less than a whole unit. In general, holders of shares constituting less than a unit do not have the right to vote under the new unit share system. Our articles of incorporation also provide that no share certificates will be issued with respect to any number of shares constituting less than one unit. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which no share certificates are issued is non-transferable. Furthermore, under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares.

However, holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit and, therefore, they will be unable to exercise the right to require us to purchase the underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit will not have access to the Japanese markets to sell their shares through the withdrawal mechanism. See “Japanese Unit Share System” in Item 10.B of this annual report on Form 20-F.

Item 4. Information on the Company

A. History and Development of the Company.

     We were established as a joint stock corporation in 1960 in Matsuyama in Shikoku, the fourth largest island of Japan. Our primary business was dealing in commercial bills. In 1967, we started providing real estate-secured loans. We have gradually moved away from these two business areas and are in the process of phasing them out entirely.

     In 1972, we began offering consumer loans and opened offices throughout Shikoku and became a registered moneylender in 1984. We started offering small business owner loans in 1981, Wide loans in 1990 and Business Timely loans in 2000. We steadily expanded beyond our original base in Shikoku by opening offices in Hiroshima in 1988, Osaka in 1990, Kyushu in 1992, Tokyo in 1994, Nagoya in 1995 and Sendai, Hokkaido and Shizuoka in 1996. As of March 31, 2003, we had 72 loan offices throughout Japan. In recent years, we have also expanded our customer base through strategic alliances with consumer finance, leasing and other financial services companies.

     In 1990, we changed our name from Nissin Shoji Co., Ltd. to Nissin Co., Ltd. In 1998, we adopted a dual head-office system, with one head office in Tokyo through which our operations are primarily managed and the other in Matsuyama.

     We established Nissin Servicer Co., Ltd. in July 2001 to acquire and service non-performing assets of banks and other financial institutions.

     Our principal executive office is located at Shinjuku L-Tower 25F, 6-1, Nishi Shinjuku 1-chome, Shinjuku-ku, Tokyo 163-1525, Japan, and its phone number is 81-3-3348-2424. Our principal Internet website is www.nissin-f.co.jp. Information on this website does not form part of this annual report on Form 20-F.

     Information about our principal capital expenditures and divestitures is provided in Item 5.B of this annual report on Form 20-F.

B. Business Overview.

Overview

     We are a finance company that specializes in unsecured lending to individuals in Japan, both consumers and small business owners. We also increasingly provide credit screening and credit management services through strategic alliances and joint ventures. We derive the funding necessary to provide loans to our customers through borrowings from financial institutions, long-term debt issuances and interest income. For the year ended March 31, 2003, our net interest income after provision for loan losses was ¥22,562 million and our net income was ¥5,176 million.

Japanese Consumer Finance Industry

     We compete primarily in the Japanese consumer finance industry, generally defined as the industry that provides credit and loans without restrictions on the use of the loans to Japanese individuals. The loan business segment of the consumer finance industry, in which we operate, primarily comprises unsecured and secured lending that provides cash advances to individuals. The loan business segment features three main categories of participants — consumer finance companies, banks and credit companies. We usually compete most directly with consumer finance companies, but believe our focus on consumers, in particular consumers seeking to consolidate debts to multiple lenders, and small business owners distinguishes us from most consumer finance companies.

     The consumer finance industry is distinct from the small business finance industry, which provides loans to small business entities, rather than individuals. Our loans are extended to individuals on the basis of individual creditworthiness, rather than to entities based upon business creditworthiness, which is the focus of the business finance companies. To the extent that we provide loans to individual small business owners, however, we compete with lenders in the small business finance industry.

Our Products

     We provide loans to individuals, primarily consumers and small business owners, in niche markets of the consumer finance industry. Our core products are consumer loans, Wide loans, small business owner loans and Business Timely loans. Also, in October 2001, we began servicing distressed loans purchased from financial institutions.

     The following table provides information on the average amount of loans outstanding for each category of our loan business based on the average daily outstanding balance.

	Year ended March 31,

	1999	2000	2001	2002	2003

	(in millions)
Consumer loans	¥44,878	¥43,663	¥43,016	¥45,784	¥45,093
Wide loans	34,591	40,951	46,543	50,940	59,743
Small business owner loans	16,556	20,892	27,293	32,195	45,311
Business Timely loans	—	4	3,250	12,238	17,256
Secured and other loans	708	1,310	1,969	1,613	1,265

Total average loans outstanding	¥96,733	¥106,820	¥122,071	¥142,770	¥168,668

   Consumer Loans

     Consumer loans comprised 26.7% of our total average loans outstanding for the year ended March 31, 2003. We extend these revolving loans to individuals in amounts of up to ¥500,000 or, for more creditworthy customers who qualify for our VIP consumer loans, up to ¥2 million. We do not restrict use of proceeds from the loan.

     These loans currently bear interest at a fixed rate of up to 27.01% per year or, for VIP loans, up to 25.55%. Payments are due monthly, but customers may prepay their loans at any time without penalty. These loans function effectively as a personal revolving loan facility. A consumer loan contract is automatically renewed after three years, provided that the borrower is not in default for 16 days or more and has maintained a satisfactory credit standing for at least six months. After a successful application, funds are remitted directly into a bank account designated by the customer on the same or following business day, depending on the time of application. We then send the customer a contract for completion.

     Our consumer loan customers represent a broad range of the Japanese population, but our borrowers are primarily salaried employees, self-employed persons and housewives. As of March 31, 2003, approximately 51.5% were female, while 87.2% earned not more than ¥5 million annually.

     In recent years, we have increasingly shifted our resources away from our consumer loan business, because of competition from the major consumer finance companies, which enjoy significantly larger economies of scale for their consumer loan operations. As a result, the number of consumer loan accounts has gradually declined in line with our shifting resources. Our total consumer loans outstanding also began to decline in 2001.

     The following table provides information on our total number of consumer loan accounts and the average loan balance per account:

	As of March 31,

	1999	2000	2001	2002	2003

Number of consumer loan accounts	138,492	129,646	123,200	125,393	106,731
Balance of loans per account (in millions)	¥312	¥327	¥351	¥368	¥384

     Our extension of new credit for consumer loans comprises additional or repeat lending and advances to new customers. The following table shows additional advances to existing customers, including repeat customers, and advances to new customers (all advances are recognized as of the date of disbursement):

	Year ended March 31,

	1999	2000	2001	2002	2003

	(in millions)
Advances to existing customers (including repeat customers)	¥15,060	¥15,920	¥16,733	¥18,410	¥15,581
Advances to new customers	9,551	9,528	11,477	13,834	7,010

Total	¥24,611	¥25,502	¥28,210	¥32,244	¥22,591

   Wide Loans — Debt Consolidation Loans

     We also provide debt-consolidation loans to individuals in Japan indebted to multiple lenders. We believe this product to be innovative and brand these loans as Wide loans. Major consumer finance companies in Japan currently do not offer debt-consolidation loans. These loans comprised 35.4% of our total average loans outstanding for the year ended March 31, 2003.

     We extend Wide loans of up to ¥3 million at a fixed interest rate of no greater than 24.09%. In addition, we charge an up-front 2% origination fee payable at the time of disbursement. The loans are repaid in equal monthly payments, comprising both interest and principal, over a period of up to five years and two months. The average maturity of Wide loans at March 31, 2003 was 4.9 years. The borrower must supply one or more guarantors with an income source separate from that of the borrower. As we require the proceeds from these loans to be applied to the consolidation of loans from consumer finance companies, we ask customers to provide evidence of this use after receiving their loan disbursement but do not control the actual use of proceeds. Under normal circumstances, we do not extend additional credit to Wide customers until they pay off their existing Wide loan contracts. Thus, any Wide loan customer seeking a new Wide loan contract must pay off his or her existing loan and be subject to the same loan approval process as any new customer.

     Our Wide loans usually cater to customers who already have a high level of outstanding debt with several consumer finance lenders. While these borrowers have above-average levels of credit risk, a large number of these loans belongs to customers who have the capacity and will to pay down outstanding debt over time. These borrowers are mainly looking for lower-cost and more convenient ways to achieve this goal. Wide loan customers typically enjoy lower monthly repayments than required by their existing debts. They also need to arrange for only one fixed payment each month through an ordinary bank transfer from their bank account rather than visit outlets of multiple consumer finance companies. As of March 31, 2003, 51.0% of the borrowers were male, and 51.1% earned less than ¥3 million a year. A substantial number of our Wide loan customers are former customers for our consumer loans. As of March 31, 2003, 56.8% of our Wide loan customers, accounting for 55.8% of the outstanding balance of Wide loans, were former consumer loan customers.

     We believe that we can succeed in this niche by combining our experience and skills in credit management of guaranteed small business owner loans with our access to and experience in managing the credit risks of borrowers of consumer loans. Most finance companies do not have this combination of experience, skills and access because they tend to focus on one of the two business segments. Those companies that target consumers typically lack the experience and skills in the provision of guarantees, while those that provide guaranteed loans often do not have sufficient expertise in the management of credit risks of small borrowers or lack access to these borrowers.

     The following table provides information on the total number of Wide loan accounts and the balance of Wide loans per account.

	As of March 31,

	1999	2000	2001	2002	2003

Number of Wide loan accounts	21,104	25,626	28,607	32,075	36,482
Balance of loans per account (in millions)	¥1,797	¥1,728	¥1,670	¥1,716	¥1,754

     The following table provides information on advances, recognized on the disbursement date, to our customers of Wide loans:

	Year ended March 31,

	1999	2000	2001	2002	2003

			(in millions)
Advances	¥19,284	¥22,860	¥22,106	¥28,321	¥34,294

     As we do not generally make additional advances under existing Wide loan contracts, almost all advances are to new Wide loan customers, including current customers for our consumer loans, with the balance being made to existing Wide loan customers under new contracts.

   Small Business Owner Loans

     Our small business owner loans comprised 26.9% of our total average loans outstanding for the year ended March 31, 2003. These small business owner loans are guaranteed, unsecured loans of up to ¥5 million that require one or more guarantors from individuals with an income source separate from the borrower’s. We do not restrict the use of proceeds from the loan.

     Small business owner loans currently bear interest at a fixed rate of up to 24.09% per year, payable monthly. In addition, we charge an up-front origination fee of 2% for each loan at the time of cash disbursement. These loans have initial repayment terms of up to five years and two months. The average maturity of small business owner loans at March 31, 2003 was 4.8 years. Customers may prepay their small business owner loans at any time without penalty.

Although we do not restrict the use of proceeds from small business owner loans, we believe that customers generally use the proceeds to repay existing loans or to obtain working capital for their businesses. Under normal circumstances, we do not extend additional credit to small business owner loan customers until they pay off their existing small business owner loan contracts. As a result, any small business owner loan customer seeking a new small business owner loan contract must pay off his or her existing loan and be subject to the same loan approval process as any new customer.

     In contrast to other lenders that target corporations and other business entities, we serve almost entirely self-employed individuals, primarily individual small business owners in a wide range of industries. As of March 31, 2003, approximately 66.2% of the borrowers were male, and 50.0% were self-employed individuals in small-scale distribution and restaurant businesses, while the remaining borrowers were self-employed individuals in such industries as manufacturing, transportation, communication, agriculture and fishery. We telemarket to small business owners and pay sales visits to prospective customers. The loan process might begin when staff at our general branches or small business owner loan branches call a prospective client to determine interest, followed by a credit check. Our staff then hold a face-to-face meeting with the client and the guarantor to ensure that all parties understand the content and implications of the loan agreement.

     The following table shows the total number of small business owner loan accounts and the balance of small business owner loans per account.

	As of March 31,

	1999	2000	2001	2002	2003

Number of small business owner loan accounts	9,187	12,404	13,995	17,472	23,439
Balance of loans per account (in millions)	¥1,933	¥2,034	¥2,049	¥2,140	¥2,300

     The following table shows advances, recognized on the date of disbursement, to our customers of small business owner loans:

	Year ended March 31,

	1999	2000	2001	2002	2003

			(in millions)
Advances	¥9,857	¥17,203	¥14,706	¥22,328	¥36,560

     As we do not make additional advances under existing small business owner loan contracts, the majority of the advances are to new customers, with the balance being made to existing customers under new contracts.

   Business Timely Loans

     We extend Business Timely loans, our unguaranteed, unsecured loans made under pre-approved revolving credit lines, to more creditworthy small business owners. Holders of our Business Timely Card may borrow unguaranteed and unsecured Business Timely loans of up to ¥2 million. These loans accounted for 10.2% of our total average loans outstanding for the year ended March 31, 2003.

     Business Timely loans currently bear interest at a fixed rate of no greater than 27.01% per year, payable monthly. Customers may prepay their small business owner loans at any time without penalty. A Business Timely loan contract is automatically renewed after three years, provided that the borrower is not in default for 16 days or more and has maintained a satisfactory credit standing for at least one year. Furthermore, we conduct a credit assessment of an account holder with four credit lines or more every three months and of an account holder with fewer than four credit lines every year.

We may terminate the account for a number of reasons. For example, we may terminate the account if the holder is found to have increased his or her borrowings from other institutions. Although we do not restrict use of Business Timely loans, we believe customers generally use the proceeds to repay existing loans or to obtain working capital. As a general rule, a customer seeking a Business Timely card may have loans outstanding from only up to two consumer finance companies at the time of application. Customers granted a Business Timely card can request transfer of funds to their account using our automated telephone service on the same or following business day after our decision to grant the Card.

     We market Business Timely loans along with our small business owner loans. The March 2000 introduction of Business Timely loans allowed us to tap into a segment of the consumer finance industry that we believe has been underserved. We market this product to more creditworthy small business owners from whom we do not require a guarantor. As of March 31, 2003, approximately 51.6% of the borrowers earned ¥9 million or more, and 68.4% engaged in wholesale, retail and restaurant businesses. These potential borrowers often do not have an immediate need for a loan, but value the security of access to a pre-approved revolving credit line. Of the Business Timely cards issued, 56.7% had outstanding balances as of March 31, 2003.

     The following table shows the total number of Business Timely loan accounts and the average loan balance per Business Timely loan account.

	As of March 31,

	2000	2001	2002	2003

Total number of Business Timely loan accounts	185	10,673	22,867	25,580
Number of Business Timely loan accounts with outstanding balances	123	6,479	13,239	14,511
Balance of loans per account (in millions)	¥798	¥1,183	¥1,211	¥1,192

     The following table provides information on advances, recognized on the disbursement date, to our customers of Business Timely loans.

	Year ended March 31,

	2000	2001	2002	2003

	(in millions)
Advances to existing customers (including repeat customers)	¥5	¥5,819	¥9,686	¥10,030
Advances to new customers	95	5,384	6,847	4,300

Total	¥100	¥11,203	¥16,533	¥14,330

   Purchased Loans

     Through our subsidiary Nissin Servicer, we service distressed loans that we have purchased from financial institutions. We do not service loans owned by third parties. We seek to renegotiate the terms of these loans with the borrowers and carry and service the loans through their maturities. These loans are normally collateralized or carry personal guarantees. For the year ended March 31, 2003, we purchased distressed loans in the notional amount of ¥4,854 million and collected ¥2,145 million. As of March 31, 2003, we had purchased loans with a carrying value of ¥2,946 million. For a discussion of accounting treatment of these purchased loans, see “Allowance for Loan Losses, Loan Change-offs and Provisions for Loan Losses” and “Critical Accounting Policies” in Item 5.A of this annual report on Form 20-F.

Customer Acquisition and Loan Application Channels

     We conduct our business through our own customer acquisition and loan application channels as well as those of our affiliates and third parties.

   Our Own Customer Acquisition and Loan Application Channels

     Our customer acquisition and loan application channels consist primarily of our automated telephone service and loan offices. For the year ended March 31, 2003, we received 112,815 applications for our loans through our own application channels. For the year ended March 31, 2003, the total amount of loans outstanding derived from our own loan application channels was ¥51,279 million.

     We have sought to improve our operating efficiency by relying less on costly physical infrastructure. Most of our competitors rapidly spread their physical presence throughout Japan, particularly in the 1990s, with the establishment of networks of automated loan machines and proprietary ATMs. Instead we have shifted our focus to eliminate unnecessary physical infrastructure, relying on telephone, loan office and Internet interaction with our customers.

     Automated Telephone Service

     We primarily serve customers through our automated telephone service, which we call the telephone cashing system. Loan applications through the telephone currently comprise a majority of all applications. After opening an account, customers place a toll-free call and follow pre-recorded instructions on our computer system to receive computerized services such as those for balance inquiries and withdrawal of funds up to their authorized limit. These services enhance convenience for our customers by eliminating the need, and for some customers embarrassment, of visiting a loan office or ATM of a consumer finance company. They also greatly reduce the need and costs of personal service from our staff.

     Loan Offices

	As of March 31,

	1999	2000	2001	2002	2003

Loan offices	49	59	67	72	72
Full-time employees	555	604	695	859	832

     Our 72 loan offices, 22 of which specialize in small business owner loans and Business Timely loans, enable loan applicants and current borrowers to meet with our employees, who provide a full range of services, including disbursement of cash, collection of payments and responses to balance inquiries. Loan offices are generally located near train stations and city centers in buildings owned or used by banks and insurance companies.

     In recent years, we have been increasing the number of our loan offices specializing in small business owner loans and Business Timely loans throughout Japan in order to target these customers. In our experience, maintenance of local physical office presence is important for successful marketing to small business owners. Some of these new loan offices specialize in providing loans to referred customers through our strategic alliances. Because we believe this area offers significant growth opportunities, we increased the number of staff employed in branches dedicated to small business owner loans from 158 at March 31, 2001, to 193 at March 31, 2002 and to 202 at March 31, 2003 and the number of small business owner loan offices from 20 at March 31, 2001, to 22 at March 31, 2002, which remained the same at March 31, 2003.

   Customer Acquisition and Loan Application Through Affiliates and Third Parties

     Affiliates

     For the year ended March 31, 2003, we received 28,464 applications for our loans through the application channels of our affiliates, including Webcashing.com, and approved 19.2% of them. For the year ended March 31, 2003, the total amount of loans we acquired through the application channels of our affiliates was ¥11,028 million.

     Webcashing.com. We also accept applications for all loans through Webcashing.com, an online operation owned by i-cf, Inc., our affiliate in which we own a 17.7% interest. Most applications through Webcashing.com are for consumer loans. Although Webcashing.com was formerly our subsidiary, in November 2002, we exchanged 100% of our ownership of Webcashing.com, our online operations, for 17.7% of the equity of i-cf, Inc. As a result, Webcashing.com became a wholly owned subsidiary of i-cf.

     Ascot. We have a 25% stake in Ascot, an Internet operation owned by leading consumer finance specialists Acom and Softbank Finance. Ascot operates a website, through which consumers can apply for an ascotcard allowing them access to a variety of loan products. Since May 2001, Ascot has served as a loan application channel primarily for our Business Timely loans and, to a limited extent, small business owner loans, receiving commissions for serving as our agent for the loans.

     Shinsei Business Finance. In November 2002, we established Shinsei Business Finance, jointly with Shinsei Bank, to expand our provision of loans to small business owners. We own a 25% interest in the joint venture. We use our credit assessment and credit management expertise to provide guarantees to the loan customers of the joint venture. As of March 31, 2003, our outstanding guarantees amounted to ¥177 million.

     Swan Credit. In December 2001, we invested ¥20 million for a 20% interest in Swan Credit Co., Ltd., a private Japanese corporation, for the purpose of providing loans to small business owners.

     BB Net. In October 2002, we made an investment of ¥410 million in BB Net Corp., a Japanese corporation for the purpose of providing raw materials and other support services for small business owners.

     Referral Relationships with Third Parties

     For the year ended March 31, 2003, we received 59,561 applications for our loans through the application channels of third parties, and approved 9.4% of them. For the year ended March 31, 2003, the total amount of loans we acquired through the application channels of third parties was ¥9,823 million.

     We maintain numerous referral relationships with other consumer finance companies and financial institutions. These relationships provide an opportunity to our partners to generate fees, in the form of commissions we pay based on acquired loan balances, from borrowers that these companies would otherwise reject because of their indebtedness. We benefit from these relationships because we believe our credit assessment expertise gives us an advantage in evaluating the creditworthiness of such borrowers. We continue to negotiate actively with potential partners.

Loan Distribution Channel

     We wire loan funds either to accounts designated by borrowers or to ATMs operated by third parties such as local and regional banks with whom we have entered into access agreements. Unlike many of our competitors, we do not use automated loan machines to disburse loans in order to minimize physical infrastructure. These ATMs allow our customers to withdraw, but not deposit, their funds in return for a small fee paid by us on each transaction. Our customers currently have access to 1,108 of these ATMs located in Shikoku only, but we phased out all of our proprietary ATMs by March 31, 2003. We are considering whether or not to cease our arrangements to use third-party ATMs and may in the future rely entirely on disbursements to bank accounts designated by customers.

Marketing

     We have increasingly de-emphasized extensive general marketing campaigns, the typical marketing strategy of the major finance companies, in favor of direct telemarketing through our offices specialized in small business owner and Business Timely loans. In our experience, local physical presence is important for successful marketing to prospective customers of these loan products.

     While we have engaged in more traditional sales promotion techniques to increase our customer base, such as nationwide broadcast advertisements on television, advertisements in weekly magazines, telephone directories and newspapers, circulars in newspapers, leaflets and board advertisements in subways and trains, we continue to de-emphasize these traditional sales promotion techniques. After the establishment of Webcashing.com, we have increasingly devoted marketing resources to less-costly online advertisements, primarily to push the Internet presence of Webcashing.com. We believe the recent sale of Webcashing.com to i-cf has given Webcashing.com greater independence to build its brand and business independent from Nissin.

     In addition to serving as another means of customer acquisition, our strategic alliances and joint ventures provide new opportunities to tailor our brand building to different customer segments. For example, through third-party websites, we promote our offerings next to those of our partners, such as Business Timely loans beside ascotcards. In addition, we recently entered into an agency agreement with Shinsei Business Finance pursuant to which our branch offices market the joint venture’s products.

Opening of Loan Accounts

     Effective screening and approval of loan applicants and guarantors are critical factors in the success of our business. We strive to make the credit application process quick, convenient and simple.

     The application procedure focuses principally on confirmation through an interview of the identity and credit capacity of the customer and, if relevant, the guarantor. A new customer or guarantor must first provide proof of identity, date of birth, address, place of work, length and nature of employment, family situation, existing borrowing from other companies and other details. To establish their credit standing, we check the customer information and, if relevant, guarantor information against our proprietary database and also check the customer information against other databases. One such database is maintained by numerous credit information centers solely for use by consumer and small business finance companies, sales finance companies and credit sales companies. These credit information centers for consumer and small business finance companies record all transactions on a real-time basis, as participating companies are required to provide customer credit information on an ongoing basis. Another database with information on delinquent loans is shared by moneylenders, banks and installment sales finance companies.

   Consumer Loans

     Previously, all loan applications involved face-to-face interviews, but we now rely almost entirely on telephone interviews for consumer lending. Our computerized credit scoring system weighs and analyzes the information provided by the applicant and, if the loan is approved, produces a credit line recommendation through the use of statistical data including the state of the customer’s transactions with other loan providers and regional factors. This automated scoring system sets our consumer loans limits with a final review by the local loan office manager.

     Each loan office has authority to establish a credit limit of up to ¥500,000 per customer, subject to the credit limit established by our credit scoring system, although the actual amount initially available may be lower than the authorized limit until a record of punctual payments is established. Any questions relating to granting the loan or the appropriate limit are referred by the loan office to our credit screening department based at our Tokyo head office. We make our credit decision at the end of each telephone interview, which generally lasts approximately 30 minutes. Following the decision, the loan amount is remitted to the customer’s bank account on the same or following business day.

     We approved approximately 29.1% of loan applicants for consumer loans for the year ended March 31, 2003. Our approval rate reflects our strict credit standards, the smaller size of our borrowers, whose credit risk tends to be greater, and the fact that many applicants for our loans have unsuccessfully sought loans from larger consumer finance companies before they apply for our loans. Any history of substantial outstanding borrowings or past defaults, shown in our database or databases maintained by credit information centers, provides grounds for rejection. In particular, we do not accept any applicant with five or more loans outstanding from consumer loan companies, and no applicant who already holds an account with us may borrow more consumer loans. Unsuccessful applicants for our consumer loans may apply for our Wide loans and small business owner loans, which require a guarantor independent of the borrower.

     Our system can adjust the credit line for any customer who regularly repays and borrows loans under the same agreement. We conduct a credit assessment of an account holder with four credit lines or more every three months and of an account holder with fewer than four credit lines every year. This credit assessment is conducted based on a credit reference on each customer from a credit information enter for consumer finance companies. This credit reference, together with our own data, helps us to maintain the customer’s credit level at the most appropriate level.

   Wide Loans, Small Business Owner Loans and Business Timely Loans

     Loan approvals for small business owner loans and Wide loans continue to depend on both telephone and face-to-face interviews. The staff in the local loan office, a loan office manager and our credit screening department review the information provided by applicants for Wide loans, small business owner loans and Business Timely loans. The credit screening department reviews and makes a decision based on the information relating to the customer and, if applicable, the guarantor forwarded by the loan office after it completes its check. The information we examine may include information about the applicant’s employer or business, including its registration and financial information.

     Unlike our consumer loan lending policies, the policies of these loans do not follow a fixed set of standards to determine the creditworthiness of potential borrowers. We examine a combination of factors including their history of borrowings, employment, and outstanding loans, particularly those that are secured.

     For Wide loans and small business owner loans, within two or three days from a successful initial application, the staff at the local loan office visit the applicant and the guarantor to execute the loan and guarantee agreements and to discuss the consequences of the guarantee provision to ensure that both the applicant and the guarantor know the purpose of the loan and the obligations they separately incur. We have never used blanket guarantees, a practice for which some small business lenders have come under widespread social criticism in recent years. A blanket guarantee holds the guarantors liable for all current and future loans of the borrower, even those of which the guarantor is not aware.

     For Business Timely loans, disbursement of the Business Timely Card, valid for three years, immediately follows a successful application. We conduct a credit assessment of an account holder with four credit lines or more every three months and of an account holder with fewer than four credit lines every year. We may terminate the account for a number of reasons.

Collection

     If a borrower fails to make a timely payment, the loan office that extended the loan has initial responsibility for collection of any overdue installment. Overdue balances on all loans accrue interest at a penalty rate of 29.2%. We have the right in case of non-payment of a loan installment or any other specified event of default to accelerate the maturity of the loan. From the first day of delinquency, our computer system produces automatic daily reports on overdue installments. Loan office personnel attempt to contact by telephone the customer and, if applicable, the guarantor. Most delinquent customers pay their overdue balances shortly after this notice. When initial collection efforts fail, loan office personnel continue their collection efforts by reaching the borrower and, if applicable, the guarantor by telephone or mail. If necessary, we transfer the loan collection responsibility to our legal department.

     Each loan office is in charge of collection efforts for a loan account until it is deemed to be a bad loan account. A loan account becomes bad when the borrower has decreased or become bankrupt or a legal proceeding has begun to recover the loan or in the following cases:

•	In the case of a consumer loan, when interest payments are delinquent for 67 days;

•	In the case of a Wide loan or small business owner loan, when interest payments are delinquent for 44 days; and

•	In the case of a Business Timely loan, when payments are past due for 7 days.

     We transfer all bad loan accounts to our investigation department, which then takes on the collection responsibility. When we choose to provide an allowance, the investigation section continues to examine the possibility of collection and compile information with which to determine whether or not to charge off the debts. See “Allowance for Loan Losses, Loan Charge-offs and Provisions for Loan Losses” in Item 5.A of this annual report on Form 20-F for discussion of the determination of our allowance for loan losses.

Strategic Investments

     We purchase equity stakes in enterprises that have the potential to complement our business strategically and expect to continue to make these investments, if suitable opportunities arise. Some of these enterprises are our affiliates, in which we have invested ¥1,258 million. As of March 31, 2003, these affiliates had a book carrying value of ¥742 million. The remainder of these enterprises are small enterprises that we view as potential strategic partners, rather than sources of potential capital gains, and in which we have invested an aggregate of ¥920 million.

As of March 31, 2003, these small enterprises had a book carrying value of ¥673 million, which we include in the amount of investment securities in our consolidated balance sheet.

Technology

   Branch and Office Network

     The application and e-mail servers in our branches and offices are connected through ISDN-based NTT frame relay networks. We outsource our maintenance and operation work on the networks to an NEC affiliate.

   Customer Information

     An outsourcing center in Matsuyama houses our main computer, which stores all customer information. Our main computer stores information for approximately 2 million customers and can store information for up to approximately 3 million customers. At the end of each business day, we send the accumulated transaction data from our database servers in our branches and offices to our main computer. We outsource our maintenance and operation work on the main computer to another NEC affiliate. Although we have back-up systems for our data, we do not maintain a back-up system that can replace our main computer in the event our main computer becomes inoperative.

   Loan Disbursements

     For customers who seek loans through ATMs, we use Credit and Finance Information System, or CAFIS, developed by NTT. CAFIS establishes our connections to ATMs, all of which are owned by third-party banks and other financial institutions. All other customers use our automated telephone system, managed by Sanyo Electric Credit Co., Ltd., to seek loans. Our automated telephone system currently handles transactions with approximately 160,000 customers These customers must direct funds to accounts maintained by banks or financial institutions of their choice also through Sanyo Electric Credit, which provides wire transfer service.

Competition

     Japan’s consumer finance industry, in which we specialize as a lender to consumers and individual small business owners, is becoming increasingly competitive. In the past, the country’s financial system was more strictly regulated. In recent years, however, the Financial Services Agency, or FSA, and other government bodies have taken steps to deregulate the financial system and allow increased competition. For instance, the barriers that once prevented banks from entering the consumer finance industry, including provisions of the Banking Law of Japan and other related legislation and guidelines, have been gradually reduced in recent years. While banks themselves continue to lack access to a database on credit information available to consumer finance companies and credit card companies, they may now own consumer finance subsidiaries that can access the database, an invaluable resource for success in the industry. As a result, we expect to face additional competition not only from existing competitors but also from banks and new market entrants in the future. Our current and potential competitors include:

•	foreign financial institutions, a number of which have been entering the Japanese consumer finance industry, such as GE Capital through its acquisition of Lake;

•	large Japanese consumer finance companies, including Takefuji, Acom, Promise, and Aiful, which continue to seek greater market shares of the consumer finance market through extensive marketing, and medium-sized consumer finance companies, such as Shinki and Credia;

•	Japanese banks and other financial institutions expanding out of their traditional markets, particularly by forming joint ventures with consumer finance companies, including Sumitomo Mitsui Banking Corporation through its establishment of At-Loan, UFJ Bank through its establishment of Mobit, The Bank of Tokyo Mitsubishi through Tokyo-Mitsubishi Cash One and The Sumitomo Trust and Banking Co. through Businext Corporation;

•	credit card companies, particularly overseas companies such as MasterCard, which have formed distribution relationships with Acom and Aic and increasingly offer credit cards in Japan as revolving loans, rather than simply to finance consumption by individuals; and

•	non-financial institutions, an increasing number of which are entering the consumer finance industry through acquisitions, including Hankyu Corporation, a railway company, that provides consumer credit services through Station Finance Inc.

     We believe that we can compete with these competitors because of our specialization in the market of loans to individuals, where we have built deep experience and knowledge in credit analysis and an ability to meet our customers’ diverse needs. We compete in our market on the basis of interest rates, speed and effectiveness of credit assessment and credit risk management, convenience and privacy of loan application and fund disbursement, business hours, product mix, brand recognition, marketing, and location and network of offices.

Regulation

     We are subject to an extensive regulatory scheme under Japanese law, including:

•	the Law Concerning the Regulation, Etc. of the Money Lending Business, together with a cabinet order and a ministerial ordinance, collectively referred to as the Moneylending Business Restriction Law;

•	the Law for Control of Acceptance of Contributions, Money Deposits and Interest, Etc., more commonly known as the Contributions Law; and

•	the Interest Rate Restriction Law.

     The Financial Services Agency of Japan, or the FSA, has also released administrative guidelines to clarify the administrative application of the Moneylending Business Restriction Law.

   Registration Requirements

     Under the Moneylending Business Restriction Law, any company wishing to engage in moneylending is required to register with the chief officer of the FSA if it lends through offices in more than one prefecture. The registration is renewed every three years. The FSA must reject a registration or renewal application if it contains any untrue statement or omission of a material fact or the applicant is disqualified under the Moneylending Business Restriction Law. A disqualified person is any person:

•	who has had its registration revoked because of specified misconduct or other reasons under the Moneylending Business Restriction Law within three years prior to the application,

•	who was fined for violating the Moneylending Business Restriction Law or other specified statues and three years have not passed since the person completed the payment of the fine (or became excused from paying it),

•	who was sentenced to imprisonment for any reason and three years have not yet passed since person completed the term of imprisonment (or became excused from serving it), or

•	in respect of which any of the directors, statutory auditors or specified senior employees is a disqualified person.

     We registered under the Moneylending Business Restriction Law in 1984, and have since renewed our registration periodically as required. Our registration permits us to engage in the moneylending business in all prefectures in which we presently conduct the business.

   Government Supervision

     The FSA has general authority to supervise and discipline registered moneylenders under the Moneylending Business Restriction Law. A registered moneylender with an outstanding loan balance of more than ¥50 billion at the end of its fiscal year is required to submit an operational report to the FSA concerning its operations during the fiscal year, including information on officers, employees, loan offices, sources of funding and status of loans, together with its financial statements for the fiscal year, within two months of the end of such fiscal year. The FSA may request that a registered moneylender make further reports under the Moneylending Business Restriction Law. A representative of the FSA may also enter a registered moneylender’s offices, inspect its books, documents and other materials or interview its officers, employees and other related persons as may be necessary to protect the interest of its customers. The FSA may suspend all or part of a registered moneylender’s business for up to one year under specified circumstances, including violation of the Moneylending Business Restriction Law. The FSA must revoke the registration of a registered moneylender under specified circumstances, including when it becomes a disqualified person for the purpose of registration or renewal or when it is in significant violation of the Moneylending Business Restriction Law.

   Restrictions on Usury

     The Contributions Law and the Interest Rate Restriction Law primarily regulate the interest rates we charge.

     Under the Contributions Law, no person in the moneylending business may charge interest at a rate exceeding 29.2% per year. Charging or receiving interest at a rate exceeding 29.2% per year is subject to criminal penalty. Pursuant to the proposed amendments to the Contributions Law currently being discussed at the Japanese Diet, the Japanese government is expected to review the maximum interest rate legally chargeable around year 2006, in consideration of funding circumstances, economic and financial conditions and business practices of moneylenders.

     The Interest Rate Restriction Law provides that a loan with an interest rate exceeding a prescribed rate is invalid with respect to the portion exceeding the maximum rate. Prescribed rates are:

•	20% per year for loans of less than ¥100,000,

•	18% per year for loans of ¥100,000 or more but less than ¥1,000,000, and

•	15% per year for loans of ¥1,000,000 or more.

     The Moneylending Business Restriction Law provides, however, that a payment by a borrower or guarantor of interest in excess of the rate prescribed by the Interest Rate Restriction Law to a registered moneylender is valid and non-refundable so long as the excess interest is paid without coercion, mistake or threat and additional requirements are satisfied.

     These additional requirements include:

•	delivery to the borrower or the guarantor, as the case may be, upon execution of the relevant loan or guarantee agreement, of a prescribed written instrument setting forth the principal terms of the loan or the guarantee, and

•	delivery to the borrower or guarantor, upon the payment of the excess interest, of a written receipt for the payment, unless the payment is transferred to the bank account of the moneylender, in which case a written receipt is required upon the borrower’s request.

     In addition, the FSA guidelines require us to provide the borrower with written notice of the terms of any loans extended under a loan agreement at the time of each disbursement, if multiple loans may be provided under the same loan agreement.

     As is typical for most other lenders in the Japanese consumer finance and business finance industries, the interest rates of most of our current loans exceed the relevant maximum rates permitted under the Interest Rate Restriction Law. Consequently, collection of unpaid excess interest is legally unenforceable by lenders. These rates, however, are below the levels that would subject us to criminal penalty under the Contributions Law. When paid by the borrower, the excess interest portion of loans subject to such rates is non-refundable so long as we have met the requirements stated above.

     Previously virtually no borrowers refused to pay interest in excess of the Interest Rate Restriction Law. More recently, the number of borrowers who refuse to pay or request refunds, though still very small, has increased, largely due to increases in the number of individuals in Japan experiencing financial difficulties as a result of ongoing economic difficulties in Japan. When a borrower exercises its legal right to refuse to pay interest in excess of the Interest Rate Restriction Law, the entire unpaid balance of the loan, and any unpaid interest excluding the unpaid excess interest, becomes immediately due and payable in accordance with the terms of our contractual loan agreements. Borrowers who fail to repay the unpaid balance of the loan, including any unpaid interest due, excluding the unpaid excess interest portion, are subject to the general collection procedures applicable to all borrowers discussed in “Business — Collection.” We do not extend additional credit to borrowers who have refused to make interest rate payments. On occasion, we negotiate refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. For the year ended March 31, 2003, we agreed to return the excess interest payments totaling approximately ¥72 million with respect to 244 borrowers, compared with returned payments totaling approximately ¥28 million with respect to 107 borrowers for the year ended March 31, 2002. The effect of the returned payments has been immaterial to our results of operations.

     The Interest Rate Restriction Law also applies to discounted loans. A discounted loan results when an interest amount is deemed to have been deducted in advance because the stated value of the loan exceeds the actual cash disbursement in respect of the loan. This deemed interest amount is subject to the general restrictions on interest under the Interest Rate Restriction Law. We do not make any discounted loans.

Properties

     Our head office in Tokyo, Japan occupies 936.63 square meters of office space, and our head office in Matsuyama, Ehime, occupies 1,986.38 square meters of office space on 642.78 square meters of land. We lease the Tokyo head office space and own the Matsuyama head office space. We lease most of our 72 loan offices, located throughout Japan. More than half of our loan offices operate in the metropolitan regions surrounding Tokyo and Osaka.

Legal Proceedings

     We are not a party to any material legal proceedings.

C. Organizational Structure.

     The table below shows our principal subsidiaries, all of which were incorporated under the laws of Japan.

	Shares held by us,
	directly or
Name	indirectly	Principal business

Nissin Servicer Co., Ltd.	100.0%	Servicing business
Big Apple Co., Ltd.	100.0	Bridal service business
Nissin Credit Guarantee Co., Ltd. (1)	100.0	Credit guarantee business
Nissin Insurance Co., Ltd. (2)	100.0	Insurance agency business

(1)	Prior to April 2003, Nissin Credit Guarantee Co., Ltd., was named Shiq Consulting Co., Ltd., whose principal business was consulting services for financial affairs.

(2)	Established on April 25, 2003.

D. Property, Plants and Equipment.

     The information required by this item is set forth in Item 4.B of this annual report on Form 20-F.

Item 5. Operating and Financial Review and Prospects

A. Operating Results.

     You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A of this annual report on Form 20-F and our audited U.S. GAAP financial statements, including the notes to these statements, appearing beginning on page F-1 of this annual report on Form 20-F. This discussion and analysis is based on U.S. GAAP financial information except as noted otherwise. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those set forth in Item 3.D of this annual report on Form 20-F.

Overview

     We are engaged in the business of providing small unsecured loans to consumers and small business owners in Japan. Substantially all of our income comes from interest income on loans receivable, including the amortization of origination fees charged in connection with some of our loan products.

     We categorize our loans into four primary categories: consumer loans, Wide loans, small business owner loans and Business Timely loans. Consumer loans are unguaranteed, unsecured loans to individuals. Wide loans are unsecured loans used to consolidate individual debts and guaranteed by one or more guarantors. Small business owner loans are primarily unsecured loans to self-employed individuals guaranteed by one or more guarantors. Business Timely loans are unguaranteed, unsecured loans to individual small business owners pursuant to revolving lines of credit.

     Net interest income after provision for loan losses was ¥21,154 million for the year ended March 31, 2001, ¥22,659 million for the year ended March 31, 2002 and ¥22,562 million for the year ended March 31, 2003. Net income was ¥4,952 million for the year ended March 31, 2001, ¥4,801 million for the year ended March 31, 2002 and ¥5,176 million for the year ended March 31, 2003.

     In recent periods, the percentage of interest income derived from consumer loans has been decreasing while the percentage derived from small business owner loans and Business Timely loans has been increasing, reflecting our strategic shift away from consumer loans and the March 2000 introduction of Business Timely loans. The percentage of interest income derived from Wide loans has remained relatively stable. The following table shows the interest income from loans and the percentage of our total interest income from loans derived from each major category of loans for the years ended March 31, 2001, 2002 and 2003.

	Year ended March 31,

	2001		2002		2003

	(in millions except percentages)
Consumer loans	¥11,703	39.2%	¥12,188	35.9%	¥11,677	30.3%
Wide loans	11,081	37.1	11,740	34.6	13,150	34.2
Small business owner loans	6,333	21.2	7,119	21.0	9,719	25.2
Business timely loans	846	2.8	3,232	9.6	4,515	11.7
Secured and other loans	381	1.3	285	0.8	205	0.5

Total interest revenue from loans receivable	30,344	101.6	34,564	101.9	39,266	101.9
Less amortization of loan origination costs	(480)	(1.6)	(633)	(1.9)	(747)	(1.9)

Interest income from loans receivable	¥29,864	100.0%	¥33,931	100.0%	¥38,519	100.0%

     In recent years, our four principal loan products have developed as follows:

•	Consumer Loans. As a result of a recent strategic shift toward promotion of our Wide loans, small business owner loans and Business Timely loans, the number of consumer loan accounts has gradually declined. We also expect our total consumer loans outstanding to continue gradually declining.

•	Wide Loans. The amount of total Wide loans outstanding and interest income from Wide loans have increased, primarily as a result of increases in the number of customer accounts and our marketing of these loans to the customers of our referral partners.

•	Small Business Owner Loans. The amount of total small business owner loans outstanding and number of customer accounts have increased, primarily as a result of our active promotion of these loans through the direct telemarketing efforts of our offices specializing in small business owner loans and Business Timely loans, as well as through referrals from our strategic alliance partners.

•	Business Timely Loans. Business Timely loans have continued to grow, reflecting increases in the number of customer accounts due to active direct telemarketing efforts since the introduction of this loan product in March 2000.

     The following table provides information on the average balance of loans outstanding during the periods indicated for each of our main product categories and the percentage of total average loans outstanding represented by each loan category:

	Year ended March 31,

	2001		2002		2003

	(in millions except percentages)
Consumer loans	¥43,016	35.2%	¥45,784	32.1%	¥45,093	26.7%
Wide loans	46,543	38.1	50,940	35.7	59,743	35.4
Small business owner loans	27,293	22.4	32,195	22.5	45,311	26.9
Business Timely loans	3,250	2.7	12,238	8.6	17,256	10.2
Secured and other loans	1,969	1.6	1,613	1.1	1,265	0.8

Total average balance of loans outstanding	¥122,071	100.0%	¥142,770	100.0%	¥168,668	100.0%

Factors Affecting Our Financial Results

     The principal determinants of our profitability have been our net interest income, the levels of provisions for loan losses and the amount of non-interest expenses that we incur.

   Net Interest Income

     Net interest income is the total interest income from loans receivable minus total interest expense. The principal determinants of total interest income are our loan portfolio size, which is a product of the number of loan customer accounts and the average outstanding balance per account, and the average interest rate we charge on our loans. Our interest expense reflects the funding cost to us of making loans to our customers. The difference between the interest rates we charge our customers and the interest rates we pay to finance our loans to customers largely determines our margins and profitability. Because the average interest rate per account and average outstanding balance per account vary by loan product, changes in the relative composition of loan products in our total portfolio also affect net interest income.

     Loan Portfolio Size

     Our loan portfolio has grown steadily in recent years. Growth in our loan portfolio has been driven principally by growth in the number of customers, for our Wide loans, small business owner loans and Business Timely loans. Over recent periods, balances per account for our consumer loans have gradually but slightly increased while the number of total borrowers has decreased. Balances per account for small business owner loans and Wide loans have fluctuated but increased. For additional information on account numbers and balances per account, see “Our Products” in Item 4.B of this annual report on Form 20-F. We believe that the number of customers and our loan portfolio size will continue to increase as a result of expanded customer acquisition channels for our loans, including our expanded network of loan offices and our referral arrangements with other financial service providers, and the overall demand for personal financing in Japan.

     Interest Rates

     We determine the interest rates we charge on our loans based on factors including competition from other lenders, legal restrictions on interest rates as discussed under “Regulation” in Item 4.B of this annual report on Form 20-F and the willingness of our customers to borrow at the interest rates we charge. The weighted period-end average contractual interest rate on outstanding loans in our loan portfolio has been decreasing gradually, to 26.6% for the year ended March 31, 2000, to 26.3% for the year ended March 31, 2001, to 25.9% for the year ended March 31, 2002 and to 25.3% for the year ended March 31, 2003. The weighted period-end average is determined by calculating the average interest rate for each of our loan products on the period-end date, weighting these rates by the proportion of total loans outstanding represented by the loan category on this date, and averaging these weighted interest rates. The gradual decrease mainly reflects interest rate-based competition in the consumer finance industry as well as the growth of our Wide loans, small business owner loans and Business Timely loans, which carry lower interest rates than our consumer loans. We lowered the contractual interest rate on each of our major loan products by 0.73% for each of the years ended March 31, 2001 and 2002, but did not reduce the rate further for the year ended March 31, 2003. If competition for our target borrowers increases, legal or regulatory changes reduce maximum interest rates, or borrowers became less willing to pay the interest rates we charge, the interest we charge on our loans may be reduced.

     Interest Expense

     Interest expense fluctuates with changes in market interest rates, market conditions, our mix of funding sources, the amounts of our borrowings and our credit ratings. In recent periods, we have benefited from the extremely low interest rate environment in Japan created by government policies intended to combat ongoing economic weakness. The weighted average rate of long-term borrowings was 3.2% as of March 31, 2001, 2.7% as of March 31, 2002 and 2.4% as of March 31, 2003. The weighted average rate of short-term borrowings was 2.9% as of March 31, 2001, 2.2% as of March 31, 2002 and 1.7% as of March 31, 2003. Beginning in the year ended March 31, 2000, when legal restrictions on debt issuances to fund our lending business were eliminated, we have increased our borrowings through debt issuances relative to bank loans, which had previously accounted for substantially all of our borrowings. To the extent that debt issuances have been available to us, we have benefited from their typically lower funding costs than those of bank loans. At March 31, 2000, debt issuances represented approximately 13.9% of our total borrowings. This percentage was 33.0% at March 31, 2001, 38.1% at March 31, 2002 and 30.8% at March 31, 2003. The significant decline in the amount of debt issuances as a percentage of our total borrowings between March 31, 2002 and 2003 is principally attributable to the increased difficulty we experienced in seeking funding from the debt markets following the recent downgrades of the credit ratings of consumer finance companies, including us, by rating agencies. Nonetheless, the effect of a decrease in the percentage of our debt issuances as of March 31, 2003 as compared to that of March 31, 2002 has been partly offset by the gradual decline in the interest rates that banks charge us in recent years. While the downgrades have harmed our ability to tap the debt markets, our current intention, subject to market conditions and other uncertainties, is to increase our proportion of direct financing to around 40%. We have used interest rate swap and cap hedge agreements in order to reduce the risk of fluctuations in interest rates on our borrowings. See Item 11 of this annual report on Form 20-F. All of our derivative contracts expired during the year ended March 31, 2003, and as of March 31, 2003, we did not have any outstanding derivative contracts.

   Provisions for Loan Losses

     Provisions for loan losses are allocations made each period to our existing allowance for loan losses. Allowances for possible loan losses are based upon our estimates of probable uncollectable loan losses from known and inherent risks in our loan portfolio. We determine this allowance based upon various factors including the status and risk profile of the borrower and, if applicable, guarantor, economic conditions, unemployment and bankruptcy rates and our historical loss experience. Each period we deduct charge-offs for probable uncollectable loan losses, net of recoveries of any previously charged-off amounts, from the amount provided for our allowance for loan losses. Based upon our estimated allowance needs, we then supplement the remaining balance through provisions for loan losses. Our provisions for loan losses have been increasing in recent periods. These increases generally reflect growth in the amount of our total loans outstanding and the amount of charge-offs as a result of increases in the number of defaults, reflecting the difficult economic environment in Japan. Also, our provision for loan losses in any given fiscal year depends partly on the adequacy of our allowance for loan losses for the previous fiscal year, as we must make up for any such inadequacy, if any, with increased provision for loan losses in the following fiscal year. To the extent that provisions for loan losses have been increasing, and may continue to increase, due to current economic conditions in Japan, it signifies the increasing risk that our loan portfolio carries. Additional detail on provisions for loan losses for our various loan products is included below under “Allowance for Loan Losses, Charge-offs and Provisions for Loan Losses.”

   Non-interest Expense

     The most significant components of non-interest expense are salaries and employee benefits, occupancy, furniture and equipment, and other general and administrative expenses.

•	Salaries and Employee Benefits. Salaries and employee benefits depend on the number of our employees and the compensation and benefits we provide to each employee. The number of employees increased from 695 at March 31, 2001 to 859 at March 31, 2002, but it decreased to 832 at March 31, 2003. While the number of employees as of March 31, 2003 decreased as compared to the number as of March 31, 2002, the total number of employees on our payroll for the year ended March 31, 2003, as compared to the number for the previous fiscal year, increased. Thus, salaries and employee benefits have increased largely in line with the growth in the annual average number of our employees. Also, as of April 1, 2002, we increased the amount of cash compensation to each employee to make up for the reduction in the rent subsidy we provide to the employees who live in the housing units we lease. As we continue to increase the scale of our operations and to the extent that the compensation per employee increases because of the recent change in our housing policy, we expect salaries and employee benefits to continue to increase.

•	Occupancy, Furniture and Equipment. Our expense in connection with our occupancy, furniture and equipment depends largely on the number of our loan and other offices and branches and the associated rents. The number of loan offices increased from 67 at March 31, 2001 to 72 at March 31, 2002 and remained at 72 at March 31, 2003. We expect increases in offices rents to slow as we have largely completed our current plans to expand the number of offices.

•	Other General and Administrative Expense. The major items in our other general and administrative expense include communication expenses, expense of Future Create, taxes and duties, travel and transportation expenses and recruit expenses.

     Non-interest expense also includes impairment of investment in affiliates, advertising expenses, loss on sale and impairment of long-lived assets, minority interests and other expenses. For the year ended March 31, 2003, we recognized an impairment of investment in affiliates for the first time in the past three fiscal years. Our advertising expense declined for each of the past three fiscal years in line with the increasing importance of referrals. We plan to continue to decrease our advertising expenditure.

Results of Operations

     The following table shows selected income statement data in yen amounts and as percentages of total interest income for the years ended March 31, 2001, 2002 and 2003.

	Year ended March 31,

	2001		2002		2003

	(in millions except percentages)
Total interest income	¥29,886	100.0%	¥33,976	100.0%	¥39,234	100.0%
Total interest expense	4,166	13.9	3,884	11.4	3,984	10.2

Net interest income	25,720	86.1	30,092	88.6	35,250	89.8
Provision for loan losses	4,566	15.3	7,433	21.9	12,688	32.3

Net interest income after provision for loan losses	21,154	70.8	22,659	66.7	22,562	57.5

Total non-interest (loss) income	(409)	(1.4)	(428)	(1.3)	846	2.2

Non-interest expenses:
Salaries and employee benefits	4,437	14.8	5,067	14.9	6,233	15.9
Occupancy, furniture and equipment	2,085	7.0	2,201	6.5	2,190	5.6
Advertising	2,173	7.3	1,838	5.4	449	1.1
Other general and administrative expenses	3,258	10.9	4,253	12.5	4,389	11.2
Loss on sale and impairment of long-lived assets, net	45	0.1	145	0.4	225	0.6
Impairment of investment in affiliates	—	—	—	—	683	1.7
Other	31	0.1	124	0.4	124	0.3
Minority interest	1	0.0	1	0.0	15	0.1

Total non-interest expenses	12,030	40.2	13,629	40.1	14,308	36.5

Income before income taxes	8,715	29.2	8,602	25.3	9,100	23.2

Income taxes	3,763	12.6	3,801	11.2	3,924	10.0

Net income	¥4,952	16.6%	¥4,801	14.1%	¥5,176	13.2%

   Year Ended March 31, 2003, Compared to Year Ended March 31, 2002

     Total Interest Income

     Total interest income for the year ended March 31, 2003 was ¥39,234 million, an increase of ¥5,258 million, or 15.5%, from ¥33,976 million for the previous fiscal year. The increase was due to an increase in the average balance of loans outstanding, which amounted to ¥168,668 million for the year ended March 31, 2003 as compared to ¥142,770 million for the previous fiscal year. We believe that the balance outstanding has increased primarily as a result of increased customer acquisition efforts and customer acquisition channels mainly through referral relationships with financial service providers. The balance of loans outstanding derived from referral relationships, including with our affiliates, as of March 31, 2003 was ¥21,820 million, or 8.1%, of our balance of loans outstanding as of the same date, but we expect that percentage to increase in future periods due to our plan to seek additional referral relationships.

     The increase in the average balance of loans outstanding was led by an increase in our average balance of small business owner loans of ¥13,116 million, or 40.7%, to ¥45,311 million for the year ended March 31, 2003 compared to ¥32,195 million for the year ended March 31, 2002, an increase in our average balance of Wide loans of ¥8,803 million, or 17.3%, to ¥59,743 million for the year ended March 31, 2003 compared to ¥50,940 million for the year ended March 31, 2002, and an increase in our average balance of Business Timely loans of ¥5,018 million, or 41.0%, to ¥17,256 million for the year ended March 31, 2003 compared to ¥12,238 million for the year ended March 31, 2002. For the year ended March 31, 2003, the average balance of consumer loans, however, decreased by ¥691 million, or 1.5%, to ¥45,093 million from ¥45,784 million for the previous fiscal year. The increase in the average balance of loans outstanding was a reflected of the increase in the number of accounts.

     The weighted period-end average contractual interest rate on loans outstanding decreased slightly from 25.9% at March 31, 2002 to 25.3 % at March 31, 2003, reflecting the increasing importance of Wide loans, small business owner loans and Business Timely loans, which carry slightly lower interest rates than consumer loans, and competitive pressures on interest rates.

     Total Interest Expense

     Interest expense for year ended March 31, 2003 increased by ¥100 million, or 2.6%, to ¥3,984 million from ¥3,884 million for the previous fiscal year. The increase reflected the 20.5% increase in our balance of borrowings between March 31, 2002 and 2003. However, due to our efforts to negotiate improved borrowing terms and diversify our capital financing methods, with an increased emphasis on issuance of commercial paper, total interest expense as a percentage of total interest income decreased slightly from 11.4% for the previous year to 10.2% for the year ended March 31, 2003.

     Net Interest Income

     As a result of the increase in total interest income exceeding the increase in total interest expense, net interest income for the year ended March 31, 2003 rose by ¥5,158 million, or 17.1%, to ¥35,250 million from ¥30,092 million for the previous fiscal year.

     Net Interest Income After Provision for Loan Losses

     Net interest income after provision for loan losses decreased by ¥97 million, or 0.4%, to ¥22,562 million for the year ended March 31, 2003 from ¥22,659 million for the previous fiscal year. Provision for loan losses increased by ¥5,255 million to ¥12,688 million for the year ended March 31, 2003, or by 70.7%, compared to ¥7,433 million for the previous fiscal year. Provision for loan losses as a percentage of total interest income increased from 21.9% for the previous fiscal year to 32.3% for the year ended March 31, 2003. The increase in provision for loan losses reflects growth in the number of our customers and outstanding balance of loans receivable as well as an increase in loan defaults, reflecting the difficult economic environment in Japan. Approximately ¥1,769 million of the provision for loan losses represents increased allowance for loan losses on loans outstanding as of March 31, 2003, resulting from the deterioration of the Japanese economy. We expect the number of loan defaults to continue to increase given current economic conditions in Japan.

     Total Non-Interest Income (Loss)

     Total non-interest income (loss) consists of gains and losses on investment securities, gains on sales of subsidiaries, commission income, rents and dividends. Non-interest income increased to ¥846 million for the year ended March 31, 2003 from a loss recorded for non-interest income of ¥428 million for the previous fiscal year.

The increase principally reflected commission income of ¥1,267 million from our lease arrangement business through Future Create, formerly our 51.2% subsidiary until March 2003 when we sold a significant portion of our interest in it, and gains on the sales of subsidiaries Future Create and Webcashing.com in the amount of ¥324 million.

     Total Non-interest Expense

     Total non-interest expense is primarily salaries and employee benefits, occupancy, furniture and equipment and other general and administrative expenses. Total non-interest expense increased by ¥679 million, or 5.0%, to ¥14,308 million for the year ended March 31, 2003 from ¥13,629 million for the previous fiscal year. The increase resulted primarily from increased expenses for salaries and employee benefits and impairment of investment in affiliates. The increase was offset in part by decreased advertising expenses.

     Income Before Income Taxes

     Income before income taxes for the year ended March 31, 2003 increased by ¥498 million, or 5.8%, to ¥9,100 million from ¥8,602 million for the previous fiscal year. The increase resulted from the recognition of total non-interest income, as compared with a loss for the previous year. Total non-interest income turned positive as a result of commission income from Future Create. The increase in income before income taxes was partially offset by an increase in total non-interest expense.

     Income Taxes

     Income taxes for the year ended March 31, 2003 were ¥3,924 million as compared to ¥3,801 million for the previous fiscal year. The effective tax rate applicable to us decreased slightly from 44.2% for the previous fiscal year to 43.1% for the year ended March 31, 2003.

     Net Income

     As a result of these factors, net income for the year ended March 31, 2003 increased by ¥375 million, or 7.8%, to ¥5,176 million from ¥4,801 million for the previous fiscal year.

   Year Ended March 31, 2002, Compared to Year Ended March 31, 2001

     Total Interest Income

     Total interest income for the year ended March 31, 2002 was ¥33,976 million, an increase of ¥4,090 million, or 13.7%, from ¥29,886 million for the previous fiscal year. The increase was due to an increase in the average balance of loans outstanding, which amounted to ¥142,770 million for the year ended March 31, 2002 as compared to ¥122,071 million for the year ended March 31, 2001. We believe that the average balance outstanding has increased primarily as a result of increased customer acquisition efforts and channels, such as increasing the number of sales persons and loan offices and establishing referral relationships with financial service providers. The balance of loans outstanding derived from referral relationships as of March 31, 2002 was ¥11,631 million, or 7.5%, of our balance of loans outstanding as of March 31, 2002, but we expect that percentage to increase in future periods due to our plan to seek additional referral relationships.

     Although the average balance of loans outstanding increased for all of our major loan products, the increase in the average balance of loans outstanding was led by an increase in our average balance of small business owner loans of ¥4,902 million, or 18.0%, to ¥32,195 million for the year ended March 31, 2002 compared to ¥27,293 million for the previous fiscal year and an increase in our average balance of Business Timely loans of ¥8,988 million, or 276.6%, to ¥12,238 million for the year ended March 31, 2002 compared to ¥3,250 million for the year ended March 31, 2001.

During the year ended March 31, 2002, the average balance of consumer loans increased by ¥2,768 million, or 6.4%, to ¥45,784 million from ¥43,016 million for the year ended March 31, 2001 and the average balance of Wide loans increased by ¥4,397 million, or 9.4%, to ¥50,940 million compared to ¥46,543 million for the previous fiscal year. The increase in the average balance of loans outstanding was a result of the increase in the number of accounts.

     The weighted period-end average contractual interest rate on loans outstanding decreased slightly from 26.3% at March 31, 2001 to 25.9% at March 31, 2002, reflecting the increasing importance of Wide loans and small business owner loans, which carry slightly lower interest rates than consumer loans, and competitive pressures on interest rates.

     Total Interest Expense

     Interest expense for year ended March 31, 2002 decreased by ¥282 million, or 6.8%, to ¥3,884 million from ¥4,166 million for the previous fiscal year. Although our average balance of borrowings during the period increased by 10.0% compared to the previous fiscal year, the effect of this increase was more than offset by a lower funding cost made possible by increased use of direct debt issuances and a low interest rate environment in Japan. Total interest expense as a percentage of total interest income decreased from 13.9% for the previous year to 11.4% for the year ended March 31, 2002.

     Net Interest Income

     As a result of the increase in total interest income and decrease in total interest expense, net interest income for the year ended March 31, 2002 rose by ¥4,372 million, or 17.0%, to ¥30,092 million from ¥25,720 million for the previous fiscal year.

     Net Interest Income After Provision for Loan Losses

     Net interest income after provision for loan losses increased by ¥1,505 million, or 7.1%, to ¥22,659 million for the year ended March 31, 2002 from ¥21,154 million for the previous fiscal year. Provision for loan losses increased by ¥2,867 million to ¥7,433 million for the year ended March 31, 2002, or by 62.8%, compared to ¥4,566 million for the previous fiscal year. The increase in provision for loan losses reflects growth in the number of our customers and outstanding balance of loans receivable as well as an increase in loan defaults, reflecting the difficult economic environment in Japan. The number of loan defaults was 13,945 for the previous fiscal year and 16,649 for the year ended March 31, 2002. We expect the number of loan defaults to continue to increase given current economic conditions in Japan. Provision for loan losses as a percentage of total interest income increased from 15.3% for the previous fiscal year to 21.9% for the year ended March 31, 2002, reflecting increases in our allowance as a result of a higher expected charge-off ratio.

     Total Non-interest Income (Loss)

     Loss recorded for non-interest income increased to ¥428 million for the year ended March 31, 2002 from ¥409 million for the previous fiscal year, as a result of an increase in loss for impairment recognized on investment securities.

     Total Non-interest Expense

     Total non-interest expense increased by ¥1,599 million, or 13.3%, to ¥13,629 million for the year ended March 31, 2002 from ¥12,030 million for the previous fiscal year. The increase resulted from increased other general and administrative expenses, primarily commission expenses paid to our referral partners for customer referrals, and growth in expenses for salaries and employee benefits from increases in our number of employees.

     Income Before Income Taxes

     Income before income taxes for the year ended March 31, 2002 decreased by ¥113 million, or 1.3%, to ¥8,602 million from ¥8,715 million for the previous fiscal year. The decrease resulted from an increase in total non-interest expense, which exceeded the increase in net interest income after provision for loan losses.

     Income Taxes

     Income taxes for the year ended March 31, 2002 were ¥3,801 million as compared to ¥3,763 million for the previous fiscal year. The effective tax rate applicable to us increased slightly from 43.2% for the previous fiscal year to 44.2% for the year ended March 31, 2002.

     Net Income

     As a result of these factors, net income for the year ended March 31, 2002 decreased by ¥151 million, or 3.0%, to ¥4,801 million from ¥4,952 million for the previous fiscal year.

Financial Condition

	As of March 31,

	2002	2003

	(in millions)
Total assets	¥180,297	¥206,574
Cash and cash equivalents	17,116	23,612
Loans receivable, net	148,235	166,977
Total liabilities	136,374	160,977
Long-term borrowings	128,659	148,595

     Total assets increased to ¥206,574 million at March 31, 2003 from ¥180,297 million at March 31, 2002. The increase primarily reflected increases in loans receivable, net, cash and cash equivalents and purchased loans receivable, net, offset partly by a decrease in investment securities.

     Total liabilities increased to ¥160,977 million at March 31, 2003 from ¥136,374 million at March 31, 2002. The increase primarily reflected an increase in long-term borrowings, and an increase in short-term borrowings, due to new short-term bank loans and new issuances of commercial paper.

Allowance for Loan Losses, Loan Charge-offs and Provisions for Loan Losses

     We make allowances for loan losses to provide for estimated probable uncollectable loan losses from known and inherent risks in our loan portfolio. For all of our loan products, we generally determine our allowance for loan losses based on various factors including the risk profile and status of the borrower and, if any applicable, guarantor, economic conditions, unemployment and bankruptcy rates and historical loss experience. We have not made any significant changes in estimation methods or assumptions in calculating the allowance for loan losses in recent years.

     Each period we deduct charge-offs, net of recoveries of any previously charged-off amounts, from the allowances for loan losses. Based on the amount of loans outstanding and our allowance ratio, we then supplement the remaining balance through provisions for loan losses. The following table provides information on our allowance for loan losses along with amounts provided for loan losses and charge-offs, net of recoveries:

	Year ended March 31,

	1999	2000	2001	2002	2003

	(in millions)
Balance at beginning of period	¥4,892	¥6,158	¥7,032	¥7,482	¥8,831
Provision for loan losses	4,765	4,393	4,566	7,433	12,545
Charge-offs, net of recoveries	(3,499)	(3,519)	(4,116)	(6,084)	(9,549)

Balance at end of period	¥6,158	¥7,032	¥7,482	¥8,831	¥11,827

     An increase in defaults on loans by our customers due to economic conditions and increased bankruptcies along with growth in our total loans outstanding has contributed to the rise in our provision for loan losses from ¥4,566 million for the year ended March 31, 2001, to ¥7,433 million for the year ended March 31, 2002 and to ¥12,545 million for the year ended March 31, 2003.

     Upon closing each reporting period, we charge off our loans in the following manner:

•	Unguaranteed Loans. With respect to consumer and Business Timely loans for which interest payments have been delinquent for 67 days. We charge off consumer and Business Timely loans to customers who have declared bankruptcy immediately after we become aware of the bankruptcy filing. Because of our short charge-off period, we do not place consumer loans or Business Timely loans that have become delinquent loans, which we define as loans on which interest payments are delinquent, on non-accrual status before they are charged off.

•	Guaranteed Loans. We generally charge off Wide loans and small business owner loans in default at the end of the semi-annual period in which the default occurs but, alternatively, may provide an allowance for loan losses without charging them off. We charge off guaranteed loans to customers who have declared bankruptcy at the end of the semi-annual period in which we become aware of the bankruptcy filing.

   Charge-off Ratios and Allowance Ratios

     The following table provides information on our loans outstanding, allowance for loan losses, the ratio of allowance for loan losses to total loans outstanding, as well as average balance of loans outstanding, loans charged off and the ratio of loans charged-off to the average balance loans outstanding.

	Year ended/as of March 31,

	2001	2002	2003

	(in millions except percentages)
Consumer loans
Loans outstanding	¥43,279	¥46,180	¥40,938
Allowance for loan losses	3,497	4,142	4,315
Ratio of allowance for loan losses to loans outstanding	8.1%	9.0%	10.5%
Average balance of loans outstanding	43,016	45,784	45,093
Loans charged-off	3,378	3,884	4,868
Ratio of loans charged-off to average balance of loans outstanding	7.9%	8.5%	10.8%
Wide loans
Loans outstanding	¥47,766	¥55,033	¥63,993
Allowance for loan losses	1,814	1,786	3,009
Ratio of allowance for loan losses to loans outstanding	3.8%	3.2%	4.7%
Average balance of loans outstanding	46,543	50,940	59,743
Loans charged-off	805	1,229	2,226
Ratio of loans charged-off to average balance of loans outstanding	1.7%	2.4%	3.7%
Small business owner loans
Loans outstanding	¥28,682	¥37,386	¥53,915
Allowance for loan losses	1,348	1,552	2,648
Ratio of allowance for loan losses to loans outstanding	4.7%	4.2%	4.9%
Average balance of loans outstanding	27,293	32,195	45,311
Loans charged-off	757	991	1,641
Ratio of loans charged-off to average balance of loans outstanding	2.8%	3.1%	3.6%
Business Timely loans
Loans outstanding	¥7,672	¥16,035	¥17,303
Allowance for loan losses	728	1,228	1,703
Ratio of allowance for loan losses to loans outstanding	9.5%	7.7%	9.8%
Average balance of loans outstanding	3,250	12,238	17,256
Loans charged-off	110	830	1,579
Ratio of loans charged-off to average balance of loans outstanding	3.4%	6.8%	9.2%
Secured and other loans
Loans outstanding	¥1,858	¥1,444	¥1,623
Allowance for loan losses	95	123	152
Ratio of allowance for loan losses to loans outstanding	5.1%	8.5%	9.4%
Average balance of loans outstanding	1,969	1,613	1,265
Loans charged-off	7	48	24
Ratio of loans charged-off to average balance of loans outstanding	0.4%	3.0%	1.9%
Total
Loans outstanding	¥129,257	¥156,078	¥177,772
Allowance for loan losses	7,482	8,831	11,827
Ratio of allowance for loan losses to loans outstanding	5.8%	5.7%	6.7%
Average balance of loans outstanding	122,071	142,770	168,668
Loans charged-off	5,057	6,982	10,338
Ratio of loans charged-off to average balance of loans outstanding	4.1%	4.9%	6.1%

     Charge-off Ratios

     Our consumer loans and Business Timely loans have higher charge-off ratios than our Wide loans and small business owner loans primarily because consumer loans and Business Timely loans do not require guarantors and have less rigorous screening requirements than Wide loans and small business owner loans. While the change in loan mix has had some positive impact on our charge-off ratios, the poor state of the economy has negatively impacted us and our overall charge-off ratio increased from 4.1% for the year ended March 31, 2001, to 4.9% for the year ended March 31, 2002 to 6.1% for the year ended March 31, 2003.

The charge-off ratios for Business Timely loans and Wide loans, in particular, deteriorated significantly.

     Allowance Ratios

     The ratio of allowances for loan losses to total loans outstanding attributable to all loans except for secured and other loans increased between March 31, 2002 and March 31, 2003. This increase was attributable to the continuing deterioration of the Japanese economy, which led to increases in the unemployment rate, personal bankruptcies and use of procedures under the Civil Rehabilitation Law by borrowers who sought protection from creditors. While we have continued to improve the quality of our loan monitoring processes to make loans only to creditworthy customers, the weakness in the Japanese economy has negatively affected the ability of many of our long-standing customers.

   Delinquent Loans and Non-accrual Loans

     The following table provides information on our delinquent loans still accruing interest and our non-accrual loans, which comprises restructured loans (including impaired loans) and loans with specific allowance provided.

	As of March 31,

	2001	2002	2003

	(in millions)
Consumer loans
Delinquent loans still accruing interest	¥1,267	¥1,392	¥1,535
Non-accrual loans (1)	827	784	1,055
Restructured loans	827	784	1,055
Impaired loans included in restructured loans	200	310	449
Loans with specific allowance provided	—	—	—
Wide loan
Delinquent loans still accruing interest	¥700	¥932	¥1,524
Non-accrual loans (1)	3,772	5,080	7,039
Restructured loans	2,432	3,695	5,231
Impaired loans included in restructured loans	401	962	1,364
Loans with specific allowance provided	1,340	1,385	1,808
Small business owner loans
Delinquent loans still accruing interest	¥527	¥770	¥1,724
Non-accrual loans (1)	3,053	4,164	5,969
Restructured loans	1,761	2,890	4,204
Impaired loans included in restructured loans	221	618	894
Loans with specific allowance provided	1,292	1,274	1,765
Business timely loans
Delinquent loans still accruing interest	¥121	¥293	¥367
Non-accrual loans (1)	10	123	344
Restructured loans	10	123	344
Impaired loans included in restructured loans	—	35	81
Loans with specific allowance provided	—	—	—
Secured and other loans
Delinquent loans still accruing interest	¥61	¥51	¥149
Non-accrual loans (1)	163	203	241
Restructured loans	52	78	96
Impaired loans included in restructured loans	—	—	3
Loans with specific allowance provided	111	125	145

	As of March 31,

	2001	2002	2003

	(in millions)
Total
Delinquent loans still accruing interest	¥2,676	¥3,438	¥5,299
Non-accrual loans (1)	7,825	10,354	14,648
Restructured loans	5,082	7,570	10,930
Impaired loans included in restructured loans	822	1,925	2,791
Loans with specific allowance provided	2,743	2,784	3,718

(1)	The amounts of non-accrual loans represent the balance of non-accrual loans outstanding before allowances of loan losses.

     Delinquent Loans

     Delinquent loans still accruing interest are loans with respect to which interest payments are delinquent, but which have not been put on non-accrual status or charged-off.

     Non-accrual Loans

     Non-accrual loans are loans that no longer accrue interest, as collection of all of the principal is deemed unlikely. We place loans on non-accrual status when they are either partially or fully reserved for or are charged off due to our assessment that full or partial collection is unlikely.

     Our non-accrual loans comprise restructured loans and loans with specific allowance provided.

•	Restructured Loans. Restructured loans comprise loans with respect to which terms have been revised (such as waiver, postponement or partial forgiveness of interest or principal payments) for the benefit of the borrower in order to secure some return on the loan. Impaired loans are included in restructured loans and represent loans we have specifically identified as partially or wholly uncollectable due to the bankruptcy of the borrower, lack of collateral or other various reasons. We reserve for the amounts of impaired loans and related accrued interest deemed uncollectable in our allowance for loan losses. The increases in impaired loans at March 31, 2001, March 31, 2002 and March 31, 2003 are attributable to increases in the number of defaults as a result of difficult economic conditions in Japan.

•	Loans with Specific Allowances Provided. Loans with specific allowances provided are delinquent loans for which we increase allowances beyond the general allowance. We provide specific allowances only for Wide loans and small business owner loans.

Critical Accounting Policies

     The following describes our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities. These estimates are based on, but not limited to, historical results, industry standards and current economic conditions, giving due consideration to materiality. Our estimates are based on information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may vary from those estimates, and those estimates could differ, under different assumptions or conditions.

     On an ongoing basis, we evaluate our critical accounting policies, including those related to interest income from loans receivable and loan origination costs and loans receivable and allowance for loan losses. We state these accounting policies in the notes to our financial statements or at relevant sections in this discussion and analysis.

   Interest Income from Loans Receivable and Loan Origination Costs

     Interest income from loans except for the purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). We may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. Our contractual loan interest rates do not exceed the legal limit. However, Our contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and we cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided that we have complied with the specified legal documentation and notification procedures, we have no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

     We recognize accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

     We capitalize direct origination costs and defer fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-two months.

   Loans Receivable and Allowance for Loan Losses

     Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in our management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in our loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

     Our policy is generally to charge-off loan balances and cease accrual of interest as follows:

•	Unguaranteed Consumer Loans and Business Timely Loans. When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

•	Guaranteed Small Business Owner Loans and Wide Loans. When we believe the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, we charge off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

     Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

   Purchased Loans and Revenue Recognition

     Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, we initially recognize revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established. The loan is written-off once we deem the loan uncollectible.

     However, for the loans with respect to which we reasonably estimate the expected timing and amount of cash flows, we use those expected future cash flows to record the loan receivable and amortize the implied interest into revenue using the level yield method. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2002, we used the cost method on all purchased distressed loans. As of March 31, 2002, ¥257 million in book value of loans was accounted for under the implied interest rate.

Accounting Developments

     In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, non-controlling interests and results of operations of a variable interest entity must be included in a company’s consolidated financial statements. A company that holds variable interests in an entity is required to consolidate the entity if the company’s interest in the variable interest entity is such that the company will absorb a majority of the variable interest entity’s expected losses and/or receive a majority of the entity’s expected residual returns, if any. FIN 46 became effective upon its issuance for interests in a variable interest entity acquired after January 31, 2003, and became effective beginning in the first quarter of 2004 for variable interest entities acquired on or before February 1, 2003. The Company had no investments in unconsolidated entities which are considered a variable interest entity and, therefore, does not expect FIN 46 to have a material impact on its consolidated financial statements.

B. Liquidity and Capital Resources.

Capital Requirements

     Our principal capital and liquidity needs are for funding loans to customers, general working capital and capital expenditures to finance the growth of our business.

   Loans

     As we are principally in the business of providing loans to individuals, our most critical capital requirement is loan provision.

   Working Capital

     Our working capital needs are primarily for operating expenses including employee expenses, advertising, rent, property, buildings and equipment maintenance.

   Capital Expenditure

     The following table provides a breakdown of our capital expenditure calculated on a cash basis.

	For the year ended March 31,

	2001	2002	2003

	(in millions)
Capital expenditure	¥192	¥127	¥983

     Our capital expenditures for the above stated periods were mainly used in the establishment and relocation of loan and other offices and branches throughout Japan, as well as opening of head offices for our subsidiaries. We have budgeted capital expenditure in the amount of approximately ¥183 million for the six months ending September 30, 2004, primarily for the establishment and relocation of offices and branches.

Capital Resources

     We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We derive the funds we require to meet our capital requirements principally from cash flow provided by operations, borrowings from financial institutions and issuances of bonds and commercial paper.

     We derive the funding necessary to provide loans to our customers through borrowings from financial institutions, long-term debt issuances and interest income. We seek to enhance our ability to tap a diverse range of funding sources and to lower our funding costs. In support of this strategy, in the past few years, we have reduced the proportion of our borrowings from banks, insurance companies and other financial institutions, and increased funding from capital markets through issuances of commercial paper and medium-term and long-term bonds. While the recent downgrades of the credit ratings of consumer finance companies, including us, by rating agencies have harmed our ability to tap the debt markets, our current intention, subject to market conditions and other uncertainties, is to increase our proportion of direct financing to around 40%.

     We believe that our existing cash and cash equivalents and the amount of cash that we anticipate will be generated from our business operations, together with our existing access to borrowings and capital markets, will be sufficient for us to continue to operate our business at current levels through the year ending March 31, 2004. We do not have current plans for any equity offerings, and we do not currently expect to significantly increase our indebtedness through the year ending March 31, 2004.

Dividend Policy

   Cash Dividends

     Historically we have paid cash dividends twice per year. The board of directors presently intends to continue to pay cash dividends on a semi-annual basis and to provide a stable level of dividends to our shareholders. The declaration and payment of dividends, however, depend on our future earnings, financial condition and other factors, including statutory and other restrictions on the payment of dividends. For a further discussion of cash dividends, see “Dividend Policy — Cash Dividends” under Item 8.A of this annual report on Form 20-F.

   Stock Repurchases

     For the year ended March 31, 2003, we repurchased, net of sales of shares, 5,361,572 shares for an aggregate price of ¥2,473 million and have purchased an additional 252 shares between April 1, 2003 and June 23, 2003 for an aggregate price of ¥129,028. Since April 1, 2003, we also used 20,000 shares of our treasury stock for an aggregate price of ¥10 million in response to exercises of stock options by one of our statutory auditors. At our general shareholders’ meeting in June 24, 2003, our shareholders authorized us to repurchase up to an additional 3 million shares for up to ¥2 billion in the period up to our next shareholders’ meeting in June 2004.

Commitments

   Long-term Borrowings

     We require a significant amount of funds for payment of principal and interest on our borrowings, most of which are used for extending loans to our customers. One hundred percent of our borrowings are denominated in yen. As of March 31, 2003, we had long-term borrowings, including convertible bonds, and asset backed commercial paper, totaling ¥148,595 million.

     Of our total long-term borrowings at March 31, 2003, ¥107,095 million were from loans, principally from banks and other financial institutions. Generally, our long-term loans have a maturity of two to seven years, and accrue interest on a fixed rate basis or on a floating rate basis. At March 31, 2003, the weighted average rate of our long-term loans from banks and other financial institutions was 2.4%. As is customary in Japan, bank loans are made under general agreements which provided that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

     In addition, ¥41,500 million of our total long-term borrowings at March 31, 2003 were from the issuance of long-term bonds. We have a limited history of debt issuances because consumer finance companies and small business lenders were barred from using direct financing to fund lending operations until May 1999. Long-term bonds outstanding as of March 31, 2002 and 2003 comprised the following:

	As of March 31,

	2002	2003

	(in millions)
3.80% unsecured bonds, due June 13, 2002	¥3,000	¥—
3.00% unsecured bonds, due September 27, 2002	10,000	—
3.00% unsecured bonds, due April 20, 2004	10,000	10,000
3.32% unsecured bonds, due April 11, 2003	5,000	5,000
2.45% unsecured bonds, due March 28, 2005	10,000	10,000
2.30% unsecured bonds with warrants, due April 20, 2004	1,500	1,500
2.35% unsecured bonds, due November 1, 2005	—	5,000
1.70% unsecured convertible bonds, due September 29, 2006	10,000	10,000

Total bonds	¥49,500	¥41,500

     The aggregate future annual principal and interest commitments of bonds, long-term loans from banks and other financial institutions as of March 31, 2003 are as follows:

Year ending March 31,	(in millions)

2004	¥61,435
2005	57,817
2006	20,818
2007	10,997
2008 and thereafter	2,588

Total future payments for long-term borrowings	¥153,655

   Short-term borrowings

     Our short-term borrowings comprise bank loans and commercial paper. Our short-term borrowings were ¥1,400 million as of March 31, 2002, comprised entirely of bank loans, and ¥5,600 million as of March 31, 2003, of which ¥3,200 million were bank loans and the remainder was commercial paper. Interest rates on bank loans were fixed contractual interest rates ranging from 2.0% to 2.4% as of March 31, 2002 and from 2.0% to 2.5% as of March 31, 2003. The weighted average contractual rates at period end were 2.2% at March 31, 2002 and 2.0% at March 31, 2003. Interest rates on commercial paper ranged from 1.1% to 1.3% as of March 31, 2003. The weighted average contractual rate was 1.2% at March 31, 2003. All short-term borrowings have terms ranging from 3 months to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors. We pledge some of our loans receivable, cash and certain other assets as collateral for these loans.

   Collateral for Borrowings

     As of March 31, 2003, we had pledged as collateral for short-term and long-term borrowings with banks and other financial institutions the following assets: ¥38,859 million in loans outstanding, ¥728 million in property and equipment, ¥34 million in investment securities and ¥31 million in insurance policies. The lender may obtain this collateral in the event of financial default, including missed or delinquent payments as provided for in the loan agreements.

   Unfunded Credit Lines

     Under the terms and conditions of our revolving credit line agreements, we may, but are not committed to, lend funds to our consumer loan and Business Timely loan customers. We review credit lines and our related funding needs based on account usage and customer creditworthiness. We had unfunded credit lines of ¥35,927 million as of March 31, 2003.

   Operating and Capital Leases

     We lease office space under operating lease agreement that generally allows us to cancel them with six months’ advance notice. We have paid under our office lease agreements amounts totaling approximately ¥881 million for the year ended March 31, 2003. In addition, we lease computer and other capital equipment under capital lease obligations. Total lease payments under these operating lease and capital lease agreements total approximately ¥2 billion.

Contingencies

   Guarantees

     Sanyo Club

     As of March 31, 2003, we had outstanding guarantees for borrowings in the total amount of ¥1,327 million by customers of Sanyo Club Co., Ltd. Pursuant to an agreement with Sanyo Club, we receive 40% of the total interest income from the borrowings from Sanyo Club and pay 40% of the related expenses incurred by Sanyo Club. We are required to pay out on our guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. For the year ended March 31, 2003, we received guarantee fees in the amount of ¥31 million, net of operating expenses of ¥58 million, from Sanyo Club. For the year ended March 31, 2003, as a result of our guarantees, we paid Sanyo Club ¥3 million. As of March 31, 2003, we had reserved ¥8 million for estimated guarantee losses. Borrowers are not required to have an additional guarantor or to provide collateral.

     Shinsei Business Finance

     In return for a fee, we guarantee borrowings by customers of Shinsei Business Finance, Ltd., an affiliate in which we own a 25% interest:

•	3S Loans. For a guarantee fee of the contractual interest rate minus 4%, we guarantee 100% of loans outstanding by borrowers of 3S loans. We are required to pay out on our guarantees of loans for which payments are 14 days or more delinquent. We guaranteed borrowings in the amount of ¥144 million as of March 31, 2003 and received guarantee fees in the amount of ¥3 million for the year ended March 31, 2003. Borrowers of 3S loans are required to have two guarantors, but not collateral.

•	Business Loans. We guarantee 10% of loans outstanding by borrowers of the loans and earn 10% of the interest received from these loans. We are required to pay out on our guarantees of loans for which payment are 90 days or more delinquent. We had outstanding guarantees in the amount of ¥33 million as of March 31, 2003 and received guarantee fees in the amount of ¥485 thousand for the year ended March 31, 2003. Borrowers of business loans are not required to have a guarantor or to provide collateral.

     For the year ended March 31, 2003, as there were no delinquent Shinsei Business Finance customer payments, we were not required to make any payments for 3S loans and business loans as a guarantor. As of March 31, 2003, we had reserved ¥1 million for estimated guarantee losses.

   Legal Proceedings

     We are not a party to any material legal proceedings.

Cash flows

     We had cash and cash equivalents totaling ¥23,612 million at March 31, 2003, an increase of ¥6,496 million, or 38.0%, from ¥17,116 million at March 31, 2002. We had cash and cash equivalents totaling ¥17,116 million at March 31, 2002, a decrease of ¥8,725 million, or 33.8%, from ¥25,841 million at March 31, 2001.

     The following table shows information about our cash flows during the years ended March 31, 2001, 2002 and 2003:

	Year ended March 31,

	2001	2002	2003

	(in millions)
Net cash provided by operating activities	¥12,283	¥14,786	¥21,315
Net cash used in investing activities	(20,313)	(33,871)	(36,658)
Net cash provided by financing activities	16,724	10,360	21,839
Net increase (decrease) in cash and cash equivalents	8,694	(8,725)	6,496

   Year Ended March 31, 2003, Compared to Year Ended March 31, 2002

     Operating Activities

     In the year ended March 31, 2003, net cash provided by operating activities was ¥21,315 million, an increase of ¥6,529 million, or 44.2%, or compared to ¥14,786 million for the previous fiscal year. This increase was primarily attributable to an increase in interest income due to a greater total amount of loans receivable and an increase in our provision for loan losses.

     Investing Activities

     In the year ended March 31, 2003, net cash used in investing activities was ¥36,658 million, an increase of ¥2,787 million , or 8.2%, compared with ¥33,871 million for the previous fiscal year. This increase was due to an increase in our purchases of distressed loans, net of proceeds from our principal collections of distressed loans, which offset a decrease in cash used for loan originations, net of principal collections.

     Financing Activities

     Net cash provided by financing activities was ¥21,839 million in the year ended March 31, 2003, an increase of ¥11,479 million, or 110.8%, compared to ¥10,360 million for the previous fiscal year. This increase was primarily attributable to an increase in our total borrowings, net of repayments, which offset the cash we used to purchase treasury stock.

   Year Ended March 31, 2002, Compared to Year Ended March 31, 2001

     Operating Activities

     In the year ended March 31, 2002, net cash provided by operating activities was ¥14,786 million, an increase of 20.4% compared to ¥12,283 million for the previous fiscal year. This increase was primarily attributable to an increase in interest income due to a greater total amount of loans receivable and an increase in our provision for loan losses.

     Investing Activities

     In the year ended March 31, 2002, net cash used in investing activities was ¥33,871 million, an increase of 66.7% compared with ¥20,3l3 million for the previous fiscal year. The increase was due to a faster rate of net increase in loans receivable than in the year ended March 31, 2001. This increase in cash used in investing activities was the reason for the decrease in our cash and cash equivalents over the year ended March 31, 2002, as net cash provided by operating activities increased at a slower rate and net cash provided by financing activities decreased when compared with the previous year.

     Financing Activities

     Net cash provided by financing activities was ¥10,360 million in the year ended March 31, 2002, compared to ¥16,724 million for the previous fiscal year which primarily reflected a lower amount of bond issuances in the year ended March 31, 2002. Conditions in the Japanese corporate bond market were less favorable in the year ended March 31, 2002 in part due to the September 2001 corporate reorganization and bond default of Mycal Corporation, a major Japanese operator of supermarket chains and other businesses, which occurred when Mycal still had an investment grade credit rating. Recent downgrades of Japan’s sovereign rating during the year ended March 31, 2002 also may have had negative influence on the Japanese corporate bond market, and we chose to reduce the higher level of cash and cash equivalents that had been built up.

C. Research and Development, Patents and Licenses, etc.

     We have not implemented any material research and development policy and have not conducted any material research and development activities since April 1, 2000.

D. Trend Information.

     The information required by this item is set forth in Item 5.B of this annual report on Form 20-F.

E. Off-balance Sheet Arrangements.

     Not applicable.

F. Tabular Disclosure of Contractual Obligations.

     Not applicable.

G. Safe Harbor.

     Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors, Executive Officers and Statutory Auditors

     The following table provides information about our directors, executive officers and statutory auditors.

				Percentage of
			Number of Shares	Common Stock
			Beneficially Owned	Outstanding as of
			as of March 31,	March 31,
Name	Position	Date of Birth	2003 (1)	2003 (2)

Directors:
Hideo Sakioka	Chairman and Representative Director	May 14, 1928	38,598,840(3)	30.5%(3)
Kunihiko Sakioka	President, Chief Executive Officer and Representative Director	January 10, 1962	39,118,900(4)	30.9%(4)
Hitoshi Higaki	Managing Director	December 14, 1959	235,180	*
Yoshio Tanida	Director	August 5, 1953	147,900	*
Hiroshi Akuta	Director	January 3, 1962	139,400	*
Hidenobu Sasaki	Director	June 29, 1972	36,144	*
Toshioki Otani	Director	December 12, 1970	66,380	*
Keishi Ishigaki	Director	April 3, 1971	52,180	*
Masami Obara	Director	November 5, 1959	1,800	*
Yunwei Chen	Director	January 16, 1969	27,144	*
Statutory Auditors:
Akio Sakioka	Statutory Auditor	September 22, 1950	1,166,000	*
Yoshiki Kishimura	Statutory Auditor	August 25, 1944	21,800	*
Yoshimitsu Nishijima	Statutory Auditor	July 8, 1944	—	—
Isao Narimatsu	Statutory Auditor	July 6, 1949	—	—

(1)	As adjusted for our May 2003 stock split.

(2)	Asterisks indicate beneficial ownership of less than 1%.

(3)	Comprised of 3,995,856 shares over which Hideo Sakioka has sole voting and dispositive power; 17,484,480 shares held by Nissin Building Co., Ltd. over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 17,118,504 shares held by Shuho Ltd. over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka. Excludes shareholdings of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 53,011,164 shares, or 41.9% of our outstanding shares of common stock, as of March 31, 2003.

(4)	Comprised of 4,515,916 shares over which Kunihiko Sakioka has sole voting and dispositive power; 17,484,480 shares held by Nissin Building Co. Ltd., over which Kunihiko Sakioka may be deemed to share beneficial ownership with Hideo Sakioka, Michimasa Sakioka and Midori Moriyama; 17,118,504 shares held by Shuho, Ltd. over which Mr. Sakioka may be deemed to share voting or dispositive power with Hideo Sakioka. Excludes shareholding of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 53,011,164 shares, or 41.9% of our outstanding shares of common stock, as of March 31, 2003.

     As of March 31, 2003, our directors and statutory auditors, as a group, owned 45,008,684 shares of common stock, if the shares of Nissin Buildings Co., Ltd. and Shuho, Ltd. are included, representing 35.6% of our outstanding common stock.

Other than Hideo Sakioka and Kunihiko Sakioka, whose holdings are disclosed above, no director owned 1% or more of our shares.

     All of our directors are engaged in our business on a full-time basis. The business address of Hideo Sakioka is 7-6, Chifunemachi 5-chome, Matsuyama City, Ehime 790-8584, Japan. The business address of our remaining directors is Shinjuku L-Tower 25F, 6-1, Nishi-Shinjuku l-chome, Shinjuku-ku, Tokyo 163-1525, Japan.

     Except as described below with respect to Hideo Sakioka, Kunihiko Sakioka and Akio Sakioka, none of our directors are related to one another.

     Hideo Sakioka has been our chairman and representative director since June 2000. Previously he was our president since May 1960. He also has served as the president and representative director of Nissin Building Co., Ltd. since January 1980. He is the father of our president, Kunihiko Sakioka.

     Kunihiko Sakioka has been our president, chief executive officer and representative director since June 2000. Previously, he served in our numerous executive positions. He is the son of our chairman, Hideo Sakioka.

     Hitoshi Higaki has served as managing director and general manager of our Operations Control Division since April 2003. Previously, he served as director and general manager of our Corporate Planning Department, Accounting Department and General Affairs Department.

     Yoshio Tanida has served as director and general manager of our Business Development Department since April 2003. Previously, he was general manager of our Business Audit Department, Sales Support Department, Credit Screening Department and Corporate Planning Department.

     Hiroshi Akuta has served as director and general manager of our Credit Screening Department since April 2003. Previously, he served as general manager of our Corporate Planning Department, Investigation Department, Western Japan Sales Department, Customer Service Department and Business Audit Department.

     Hidenobu Sasaki has served as director and general manager of Western Japan Sales Department and manager of our Osaka branch office since April 2003. Previously, he served as general manager of our Finance Department and Sales Department.

     Toshioki Otani has served as director and general manager of our Business Development Department since April 2003. Previously, he served as general manager of our Eastern Japan Sales Department, Finance Department and Business Development Department.

     Keishi Ishigaki has served as director and general manager of our Finance Department since April 2003. Previously, he also served as general manager of our Western Japan Sales Department, manager of Osaka branch office and general manager of Finance Department.

     Masami Obara has served as director since June 2002 and general manager of our System Planning Department since October 2000. Previously, he was with Fujitsu Limited until August 2000.

     Yunwei Chen has served as director since June 2003 and general manager of our Investors Relations Department since April 2003. Previously, she also served as assistant general manager of our Corporate Planning Department.

     Akio Sakioka has served as a statutory auditor since June 2002. Previously, he also served as managing director as well as general manager of our Finance Department and manager of Tokyo office. He is the nephew of our chairman, Hideo Sakioka.

     Yoshiki Kishimura has served as a statutory auditor since June 2003. He has also served as an adviser of our Finance Department.

     Yoshimitsu Nishijima has served as a statutory auditor since June 1991. He has been practicing law since April 1973.

     Isao Narimatsu has served as a statutory auditor since June 2001. He joined the Miyata Certified Public Tax Accountant Office in April 1979. He opened his own Narimatsu Certified Public Tax Accountant Office in July 1981.

B. Compensation.

     The aggregate compensation, including bonuses, paid by us to our directors and statutory auditors as a group during the year ended March 31, 2003 was ¥305 million. In accordance with customary Japanese business practices, a retiring director or statutory auditor receives a lump-sum retirement payment, subject to the approval of the general meeting of shareholders. For the year ended March 31, 2003, we made retirement payments in the aggregate amount of ¥26 million to retiring directors. We did not make any retirement payments to statutory auditors for the year ended March 31, 2003.

     For the year ended March 31, 2003, we issued stock options for 266,000 shares to directors and statutory auditors in connection with our September 2002 stock option plan. During the same year, our directors and statutory auditors exercised as a group stock options for 20,000 shares at a total price of ¥10 million. For the same fiscal year, we did not issue any warrants to our directors and statutory auditors in connection with our fourth series incentive warrant plan, and none of our directors and statutory auditors exercised their warrants for the year ended March 31, 2003. For a description of our stock option and fourth series incentive warrant plans, see Item 6.E of this annual report on Form 20-F.

C. Board Practices.

     The following table shows the terms of office of our directors and statutory auditors and certain other information.

		Start of	Expiration of
Name	Start of first term	current term	current term

Directors:
Hideo Sakioka	May 1960	June 2003	June 2004
Kunihiko Sakioka	March 1989	June 2003	June 2004
Hitoshi Higaki	June 1994	June 2003	June 2004
Yoshio Tanida	June 1996	June 2003	June 2004
Hiroshi Akuta	June 1996	June 2003	June 2004
Hidenobu Sasaki	June 2002	June 2003	June 2004
Toshioki Otani	June 2002	June 2003	June 2004
Keishi Ishigaki	June 2002	June 2003	June 2004
Masami Obara	June 2002	June 2003	June 2004
Yunwei Chen	June 2003	June 2003	June 2004

		Start of	Expiration of
Name	Start of first term	current term	current term

Statutory Auditors:
Akiko Sakioka (1)	June 2002	June 2002	June 2005
Yoshiki Kishimura (1)	June 2003	June 2003	June 2007
Yoshimitsu Nishijima	June 1991	June 2002	June 2005
Isao Narimatsu	June 2001	June 2001	June 2004

(1)	Full-time statutory auditors.

Board of Directors

     Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for not more than twelve directors. Directors are elected at a general meeting of shareholders, and the normal term of office of directors is one year, although they may serve any number of consecutive terms. The board of directors elects one or more representative directors, who have the authority individually to represent us. The board of directors elects one president and may also elect from among its members a chairman of the board of directors, one or more executive vice presidents, senior managing directors and managing directors. Our executive officers serve at the discretion of the board of directors.

     None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

Board of Statutory Auditors

     Our articles of incorporation provide for not more than four statutory auditors, and the Japanese Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha set the minimum at three. Statutory auditors, of whom at least one (effective May 1, 2005, at least half) must be from outside our company, are elected at a general meeting of shareholders, and the normal term of office of a statutory auditor is four years (three years in case of statutory auditors appointed before the general shareholders’ meeting in June 2003), although they may serve any number of consecutive terms. Statutory auditors are under a statutory duty to review the administration of our affairs by the directors and to examine our financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders. Statutory auditors also have a statutory duty to provide their report to the board of statutory auditors, which must submit its auditing reports to the board of directors. They have the duties to attend meetings of the board of directors and to express their opinions, but they are not entitled to vote. The statutory auditors elect from among themselves one or more standing auditors who serve on a full-time basis.

Independent Public Accountants

     In addition to statutory auditors, we must appoint independent certified public accountants, who have the statutory duties of examining the financial statements to be submitted by the board of directors to the general meetings of shareholders, reporting to the board of statutory auditors and directors, and examining the financial statements to be filed with the relevant local finance bureau of the Ministry of Finance. Since the beginning of the year ended March 31, 1992, we have appointed BDO Sanyu & Co., a member of the Japanese Institute of Certified Public Accountants, as our independent certified public accountants. Its address is Aqua Dojima Nishi-kan 14F, 4-16, Dojimahama 1-chome, Kita-ku, Osaka 530-0004, Japan.

Summary of the Principal Differences Between Our Home-Country Corporate Governance Standards and Those Required of U.S. Companies Listed on the New York Stock Exchange

   Exemption from Certain New York Stock Exchange Corporate Governance Rules

     Japanese laws and Japanese stock exchange rules differ from those followed by U.S. domestic companies under current New York Stock Exchange listing standards. The New York Stock Exchange permits non-U.S. companies to follow corporate governance practices in compliance with relevant local laws and local stock exchange rules. The principal differences under the current listing standards are as follows:

     Audit Committee

     The New York Stock Exchange requires that a U.S. domestic listed company have an audit committee that consists of at least three independent directors and is charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor’s independence.

     Consistent with Japanese law and Japanese stock exchange rules, we do not have an audit committee and our board of statutory auditors does not have all of the same functions called for by the New York Stock Exchange rules.

     Shareholder Approval Policy

     Issuance of Stock Options. Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock Exchange requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services.

     We follow relevant Japanese laws which, as discussed in “Rights of Our Shareholders — Voting Rights” under Item 10.B of this annual report on Form 20-F, generally require us to obtain shareholder approval if stock options are to be issued with “specially favorable” conditions.

     Issuance of Common Stock. The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to the following types of issuance by a U.S. listed company of common stock or securities convertible into or exercisable for common stock:

•	issuance to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance;

•	issuance in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and

•	issuance that will result in a change of control of the issuer.

     We follow relevant Japanese laws which, as discussed in “Rights of Our Shareholders — Voting Rights” under Item 10.B of this annual report on Form 20-F, generally require us to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock if common stock is to be issued at a “specially favorable” price or convertible securities are to be issued with “specially favorable” conditions.

   Proposed New York Stock Exchange Corporate Governance Listing Standards

     On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans and annual certifications by chief executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Exemption from Certain New York Stock Exchange Corporate Governance Rules — Shareholder Approval Policy” above. Meanwhile, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

     The proposed rule changes, as amended, will generally continue to grant home country practices exemptions to non-U.S. companies listed on the New York Stock Exchange, including us, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will apply to listed non-U.S. companies. Among the requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. Pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of the New York Stock Exchange implementing the requirements of the rule will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005.

D. Employees.

     All of our employees are located in Japan. The following table shows the number of our full-time, temporary and part-time employees on a consolidated basis:

	As of March 31,

	2003	2002	2001

Full-time	832	859	695
Temporary	255	217	188
Part-time	78	74	66

Total	1,165	1,150	949

     We have never experienced any labor disputes and consider our labor relations to be excellent. None of our employees are members of a trade union or participate in any collective bargaining organizations.

     We consider our levels of remuneration, fringe benefits, working conditions and other allowances, which include lump-sum payments, to be generally competitive with those offered in Japan by other enterprises in our industry. Our employees normally must retire when they reach 60 years of age. We terminated our sponsored pension and retirement plans on March 31, 2002 and now only participate in the mandatory fully-funded contributory funded plan under the Japanese Welfare Pension Insurance Law.

E. Share Ownership.

Share Ownership by Directors, and Statutory Auditors

     Other than as disclosed in Item 6.A, none of our directors and statutory auditors beneficially own more than one percent of our shares of common stock.

Stock Option Plans

     We have the following stock option and incentive warrant plans, where upon exercise of stock options or warrants we grant to directors and key employees a specified number of shares:

•	September 2002 Stock Option Plan. We granted stock options exercisable for a total of 2,990,000 shares at a purchase price per share of ¥498 to 1,086 of our directors and employees on September 10, 2002. These are exercisable until September 30, 2005. As of March 31, 2003, stock options exercisable for a total of 2,710,000 shares remained outstanding.

•	Fourth Series Incentive Warrant Plan. We granted warrants exercisable for a total of approximately 2,598,000 shares at a purchase price per share of ¥577.5 to 175 of our directors and employees on July 2, 2001. These are exercisable until April 19, 2004. As of March 31, 2003, warrants exercisable for a total of approximately 2,342,854 shares remained outstanding.

     On June 24, 2003, a resolution was adopted at our annual shareholders’ meeting to issue stock options for 1.5 million shares to our directors, statutory auditors and selected employees or those of any of our wholly owned subsidiaries.

Employee Stock Purchase Plan

     Our full-time employees are eligible to participate in our employee shareholders’ association, which purchases our shares with contributions from our employees deducted from their salaries. As of March 31, 2003, the association owned 713,042 shares of common stock. We provide a 10% subsidy on top of the contribution of any employee who has participated in the association for less than a year and 13% subsidy for those who have participated for one year or longer.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding common stock as of March 31, 2003. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders — Report of Substantial Shareholdings “ in Item 10.B of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in these tables is based upon our shareholders of record and reports filed with the Financial Services Agency and U.S. Securities and Exchange Commission.

		Percentage of
	Number of Shares of	Common Stock
Shareholders	Common Stock Owned	Outstanding

Kunihiko Sakioka (1)(2)	39,118,900	30.9%
Hideo Sakioka (2)(3)	38,598,840	30.5
Midori Moriyama (2)(4)	19,496,048	15.4
Michimasa Sakioka (2)(5)	19,332,752	15.3
Japan Trusty Services Bank Co., Ltd.	9,138,400	7.2
Master Trust Bank of Japan, Ltd.	7,897,200	6.2

(1)	Comprises 4,515,496 shares over which Kunihiko Sakioka had sole voting and dispositive power; 17,484,480 shares held by Nissin Building Co., Ltd. over which Kunihiko Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Michimasa Sakioka and Midori Moriyama; and 17,118,504 shares held by Shuho Ltd. over which Kunihiko Sakioka and Hideo Sakioka may be deemed to share voting and dispositive power.

(2)	Excludes shareholdings of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 53,011,164 shares, or 43.2% of our outstanding shares of common stock, as of March 31, 2003.

(3)	Comprises 3,995,856 shares over which Hideo Sakioka had sole voting and dispositive power; 17,484,480 shares held by Nissin Building Co., Ltd. over which Hideo Sakioka may be deemed to share voting and dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 17,118,504 shares held by Shuho Ltd. over which Hideo Sakioka and Kunihiko Sakioka may be deemed to share voting and dispositive power.

(4)	Comprises 2,011,568 shares over which Midori Moriyama had sole voting and dispositive power; and 17,484,480 shares held by Nissin Building Co., Ltd. over which Midori Moriyama may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Michimasa Sakioka.

(5)	Comprises 1,848,272 shares over which Michimasa Sakioka had sole voting and dispositive power; and 17,484,480 shares held by Nissin Building Co., Ltd. over which Michimasa Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Midori Moriyama.

     According to our register of shareholders, as of March 31, 2003, 24 shareholders of record with addresses in the United States held 4.43% of our outstanding common stock.

     To our knowledge, we are not directly or indirectly owned or controlled by any government. We know of no arrangements the operation of which may at a later time result in a change of control of us. Our major shareholders have the same voting rights as other holders of our common stock.

B. Related Party Transactions.

     Since April 1, 2002, we have not entered into any material related-party transactions other than those discussed below.

Transactions with Any of Our Directors, Corporate Officers, Statutory Auditors or Companies with Whom They Have a Relationship

   Transactions with Shuho

     As of March 31, 2003, members of the Sakioka family owned 100% of Shuho. Since April 1, 2002, we have paid ¥45 million to Shuho for insurance policies, and have received ¥1 million in rent for office space we rent to Shuho. In the opinion of our management, the terms of these transactions were as favorable to us as those that could have been extended to unaffiliated parties.

   Transactions with Nissin Buildings

     As of March 31, 2003, members of the Sakioka family owned 93.3% of Nissin Buildings. Since April 1, 2002, we have received ¥4 million in rent for office space and parking lots we rent to Nissin Buildings. In the opinion of our management, the terms of these transactions were as favorable to us as those that could have been extended to unaffiliated parties.

   Transactions with Michimasa Sakioka

     Michimasa Sakioka is the elder brother of Kunihiko Sakioka, our president, chief executive officer and representative director. On March 31, 2003, we received an advance from Michimasa Sakioka in the amount of ¥9 million in connection with his purchase of real estate property from us. The purchase price was determined based on a third-party real estate appraisal.

Transactions with Any of Our Principle Shareholders or Affiliates

   Transactions with Ascot

     As of March 31, 2003, we owned 25% of Ascot. Since April 1, 2002, we have paid commissions on customer referrals of ¥33 million to Ascot. In the opinion of our management, the terms of these transactions were as favorable to us as those that could have been extended to unaffiliated parties.

   Transactions with Shinsei Business Finance

     As of March 31, 2003, we owned 25% of Shinsei Business Finance. Since April 1, 2002, we have paid commissions on customer referrals of ¥1 million to, and received guarantee fees of ¥4 million from, Shinsei Business Finance. In the opinion of our management, the terms of these transactions were as favorable to us as those that could have been extended to unaffiliated parties.

C. Interests of Experts and Counsel.

     Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

     The consolidated financial statements required by this item are set forth in this annual report on Form 20-F beginning on page F-1 in this annual report on Form 20-F.

Legal or Arbitration Proceedings

     The information on legal or arbitration proceedings required by this item is set forth in Item 4.B. of this annual report on Form 20-F.

Dividend Policy

   Cash Dividends

     Historically we have paid cash dividends twice per year. Our board of directors recommends the year-end dividend to be paid following the end of each fiscal year. This recommended dividend is subject to approval by shareholders at the general meeting of shareholders required held in June of each year. Following approval of a year-end dividend at our annual shareholders’ meeting, we pay the approved year-end dividend to shareholders of record as of March 31. In addition to these year-end dividends, historically we have paid interim dividends in the form of cash distributions from our retained earnings to our shareholders of record as of September 30 in each year. These are approved by resolution of our board of directors and without shareholder approval. We normally pay these interim dividends in December.

     The following table shows the year-end and interim dividends paid to shareholders of record of our common stock. “Dividends per share (As adjusted)” presents each dividend payments as adjusted to reflect the three-for-one stock split that took effect on May 21, 2001, the two-for-one stock split that took effect on May 21, 2002 and the two-for-one stock split that took effect on May 20, 2003.

	Dividends per share	Dividends per share
Record Date	(Actual)	(As adjusted)

September 30, 1997 (interim)	¥17.50	¥1.46
March 31, 1998	22.50	1.88
September 30, 1998 (interim)	25.00	2.08
March 31, 1999	25.00	2.08
September 30, 1999 (interim)	25.00	2.08
March 31, 2000	35.00	2.92
September 30, 2000 (interim)	35.00	2.92
March 31, 2001	35.00	2.92
September 30, 2001 (interim)	12.50	3.13
March 31, 2002	12.50	3.13
September 30, 2002 (interim)	6.50	3.25
March 31, 2003	8.50	4.25

     We presently intend to continue to pay cash dividends on a semi-annual basis and to provide a stable level of dividends to our shareholders. The declaration and payment of dividends, however, depend on our future earnings, financial condition and other factors, including statutory and other restrictions on the payment of dividends.

     Dividends paid to shareholders outside Japan on shares of our common stock, including shares represented by ADSs, are generally subject to a Japanese withholding tax at the maximum rate of 20%. Reduced rates for withholding apply to shareholders in some countries that have income tax treaties with Japan. The withholding rate for U.S. holders is generally 15%.

     There are generally no U.S. or Japanese governmental restrictions on the distribution of dividends to our shareholders.

   Stock Repurchases

     For the year ended March 31, 2003, we repurchased, net of sales of shares, 5,361,572 shares for an aggregate price of ¥2,473 million and purchased an additional 252 shares between April 1, 2003 and June 24, 2003 for an aggregate price of ¥123,028. For the year ended March 31, 2003, we also sold 40,000 shares of our treasury stock to satisfy our obligations in respect of exercises of stock option and sold an additional 29,000 shares between April 1, 2003 and June 24, 2003 for an aggregate of ¥13 million in response to the exercise of a stock option. The aggregate exercise price for the option was ¥134 million. At our general shareholders’ meeting in June 2003, our shareholders authorized us to repurchase up to an additional 3 million shares for up to ¥2 billion in the period up to our next shareholders’ meeting in June 2004.

B. Significant Changes.

     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2003, the date of our last audited financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Tokyo Stock Exchange

     The following table shows the reported high and low sale prices (as adjusted to reflect stock splits already effected) and the average daily trading volume of our common stock on the Tokyo Stock Exchange:

			Average Daily
	Price Per Share		Trading Volume

Year ended/ending March 31,	High	Low	(in shares)

1999	¥310	¥133	83,966
2000	745	266	356,292
2001	542	252	159,832
2002	725	356	263,229
First Quarter	725	475	257,806
Second Quarter	701	518	240,952
Third Quarter	637	430	253,677
Fourth Quarter	543	356	303,434
2003	570	360	252,019
First Quarter	570	412	265,310
Second Quarter	490	372	272,091
Third Quarter	464	385	198,289
Fourth Quarter	515	360	267,469
2004	548	451	159,113
First Quarter	548	451	159,113
Month
January 2003	438	360	161,178
February 2003	428	367	251,157
March 2003	515	397	394,565
April 2003	526	461	139,710
May 2003	548	472	147,762
June 2003	508	451	189,867

New York Stock Exchange

     The current ADS/share ratio is one ADS per two shares of our common stock. The following table indicates the trading price of our American Depositary Shares on the New York Stock Exchange:

	New York		Average daily
	Stock Exchange		trading volume
	price per ADS		of ADSs

Year ended/ending March 31,	High	Low

2003	$7.23	$6.00	3,669
Second Quarter (since August 2, 2002)	7.91	6.20	8,671
Third Quarter	7.53	6.45	1,546
Fourth Quarter	8.13	6.00	2,452
2004	9.06	7.85	1,521
First Quarter	9.06	7.85	1,521
Month
January 2003	7.20	6.00	1,770
February 2003	7.24	6.24	3,862
March 2003	8.13	6.95	1,857
April 2003	8.62	7.85	1,256
May 2003	8.22	8.22	1,035
June 2003	8.39	7.95	921

     The table above has been adjusted to reflect the two-for-one stock split that took effect on May 20, 2003.

B. Plan of Distribution.

     Not applicable.

C. Markets.

     In Japan, our common stock has been listed on the First Section of the Tokyo Stock Exchange since September 1999. In September 2002, we delisted our shares from the Osaka Securities Exchange, where our shares had been traded since September 1999. Our common stock began trading on the Japan Securities Dealers Association’s over-the-counter market in April 1994.

     In August 2002, we listed our common stock on the New York Stock Exchange in the form of ADSs evidenced by ADRs. For further information regarding our American Depositary Receipt program, see our registration statement filed with the Securities and Exchange Commission on Form F-1 (File No. 333-97229) declared effective on August 1, 2002.

D. Selling Shareholders.

     Not applicable.

E. Dilution.

     Not applicable.

F. Expenses of the Issue.

     Not applicable.

Item 10. Additional Information

A. Share Capital.

     Not required.

B. Memorandum and Articles of Association.

Purposes in Our Article of Incorporation

     Article 2 of our articles of incorporation states our purposes as follows:

•	Consumer financing, commercial financing and the business of mediation, guarantee and agency for these financings;

•	Lease, rent, sale, purchase and intermediation of real estate;

•	Sale and purchase of securities;

•	Non-life insurance agency business, activities relating to the offering of life insurance agency business pursuant to the Automobile Liability Indemnity Law of Japan;

•	Investment and managements consulting services for business organizations;

•	Collection agency;

•	Computation surrogate business;

•	Contract for advertising and general publicity;

•	Factoring;

•	Development and sale of computer software;

•	Sale of computers and their peripherals;

•	Operation and lease of sport peripherals;

•	Corporate accounting and labor management surrogate business;

•	Internet service provider business;

•	Advertising and general publicity business on the Internet;

•	Intermediation of money loans by utilizing the Internet

•	Business concerning acceptance of planning, development and production of software relating to the Internet, and consulting services therefor;

•	Business relating to general bridal services;

•	Business of planning, managing and coordinating various kinds of events;

•	Business relating to the giving of various kinds of culture classes and classes for acquiring various kinds of licenses;

•	Planning and production of advertisements and general publicity, and advertising agency;

•	Business of offering compulsory automobile inspection services; and

•	All activities incidental to any of the foregoing items.

Provisions Regarding Our Directors

     There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Commercial Code of Japan, however, requires a director to refrain from voting on such matters at meetings of the board of directors.

     The Commercial Code provides that compensation for directors be determined at a general meeting of shareholders. Our board of directors will determine the compensation for each director based on the upper limit on the aggregate amount of directors’ compensation approved by the shareholders’ meeting. Our board of directors may, by its resolution, leave this decision to the discretion of our president.

     The Commercial Code provides that the board of directors must approve significant loans from any third party to the company. Our regulations of the board of directors have adopted this policy.

     Neither the Commercial Code nor our articles of incorporation set a mandatory retirement age for our directors.

     There is no requirement concerning the number of shares an individual must hold to qualify as a director under the Commercial Code or our articles of incorporation.

Rights of Our Shareholders

     On June 24, 2003, our general shareholders’ meeting amended our articles of incorporation to increase our authorized share capital from 240 million shares to 480 million shares. As of March 31, 2003, 126,459,540 shares were issued and outstanding, adjusted to reflect the two-for-one stock split that took effect on May 20, 2003.

   Rights with Respect to Dividends, Stock Repurchases and Stock Splits

     Dividends

     Under our articles of incorporation, our financial accounts are closed on March 31 of each year, and we pay annual dividends, if any, to shareholders, beneficial shareholders and pledgees of record as of that date. The Japanese Commercial Code permits a joint stock corporation to distribute profits by interim dividends as cash distributions if its articles of incorporation so provide. Our articles of incorporation permit us to make interim dividends and we pay these interim dividends, if any, to shareholders, beneficial shareholders and pledgees of record as of September 30 of each year by resolution of the board of directors. Under our articles of incorporation, we are not obligated to pay any dividends left unclaimed for a period of three years after the date on which they first became payable. For information as to Japanese taxes on dividends, see “Japanese Tax Considerations” in Item 10.E of this annual report on Form 20-F.

     The Commercial Code provides that, until the aggregate of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of annual cash dividends or interim dividends unless we set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings, including any payment by way of annual dividends and bonuses to directors and statutory auditors, or equal to one-tenth of any interim dividend.

     We may distribute profits by annual dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

•	our stated capital;

•	our additional paid-in capital;

•	our accumulated legal reserve;

•	the legal reserve to be set aside for the fiscal year;

•	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts listed above other than our stated capital; and

•	the excess, if any, of the aggregate market value of assets stated at market value pursuant to the Commercial Code over their aggregate acquisition cost.

     In the case of interim dividends, we calculate our net assets by reference to the balance sheet at the last closing of our accounts. The assets, however, are adjusted to reflect:

•	any subsequent payment made by appropriation of retained earnings and transfer to legal reserve following the payment;

•	any subsequent transfer of retained earnings to stated capital; and

•	if a resolution of an ordinary general shareholders’ meeting has authorized us to acquire our shares, the total purchase price of those shares by us, so long as the resolution has not expired and regardless of whether or not the shares are purchased.

     We may not pay any interim dividends where the amount of our net assets does not exceed at the end of the fiscal year the aggregate of our stated capital, our additional paid-in capital, our accumulated legal reserve, the legal reserve for the fiscal year and other items listed above.

     In Japan, the ex-dividend date and record date for dividends precede the date of determination of the amount of the dividend. The price of our shares generally goes ex-dividend on the third business day prior to the record date.

     Repurchase of Our Shares

     Following the amendments effective as of October 1, 2001, we may acquire our shares for any purpose subject to the authorization of shareholders at an ordinary general shareholders’ meeting except as otherwise permitted by the Commercial Code. Shares on a Japanese stock exchange or traded in the over-the-counter market may be acquired (i) through the public stock market, (ii) by tender offer or (iii) with purchase from specific shareholders (authorized by a special resolution at the ordinary shareholders’ meeting) during the period up to the close of the following ordinary general shareholders’ meeting. Any acquisition of shares must satisfy the requirement that the total purchase price not exceed the aggregate of:

•	the retained earnings available for year-end dividend payment (after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve, if the reduction of the stated capital, additional paid-in capital or legal reserve is authorized at the same ordinary general meeting of shareholders), less

•	the sum to be paid by appropriation of retained earnings for the fiscal year and any transfer of retained earnings to stated capital.

     We may hold our own shares acquired in compliance with the Commercial Code and may generally cancel or dispose of those shares by a resolution of our board of directors.

     In addition, we may acquire our shares by:

•	repurchasing those that constitute less than one unit upon the request of their holder,

•	repurchasing those from our subsidiary company,

•	redeeming redeemable shares or

•	a business transfer, merger or corporate split.

     Stock Splits

     We may at any time split our shares in issue by resolution of our board of directors. When our board of directors approves a stock split, we may amend our articles of incorporation without shareholder approval to increase the number of our authorized shares in proportion to the stock split if we have only one class of outstanding shares.

     Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, we must send notice to each shareholder specifying the number of entitled shares.

   Voting Rights

     A shareholder is generally entitled to one vote per one unit of our shares. In general, under the Japanese Commercial Code, a general meeting of shareholders may adopt a resolution by a majority of the voting rights represented at the meeting. The Japanese Commercial Code and our articles of incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of voting rights held by all shareholders. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Our shareholders also may cast their votes in writing. Our board of directors may entitle our shareholders to cast their votes by electrical devices.

     Following the April 1, 2003 amendments of the Japanese Commercial Code, at our general shareholders’ meeting on June 24, 2003, we amended our articles of incorporation to provide for a quorum of one-third of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions such as:

•	a reduction of the stated capital,

•	amendment of the articles of incorporation (except amendments that the board of directors are authorized to make under the Commercial Code as described in “Rights with Respect to Dividends, Stock Repurchases and Stock Splits” above and “Japanese Unit Share System” below),

•	the removal of a director or statutory auditor,

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company split requiring shareholders’ approval,

•	a transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval, and

•	issuance of new shares at a specially favorable price (or any issuance of share subscription options or bonds with share subscription options with specially favorable conditions) other than a subscription right offer to whole shareholders.

     The depositary will endeavor to vote deposited shares based in accordance with instructions from ADR holders. With respect to voting by holders of ADRs, see “Description of American Depositary Receipts — Voting Rights.”

   Subscription Rights

     Holders of our shares have no preemptive rights under our articles of incorporation. Under the Japanese Commercial Code, the board of directors may determine that shareholders receive subscription rights in connection with a particular issue of new shares. In this case, we must give the rights on uniform terms to all of our shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Each of these shareholders must receive an individual notice at least two weeks prior to the date of expiration of the subscription rights.

     The board of directors may make rights to subscribe for new shares at or substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or prevent rights holders from realizing the economic value of those rights.

   Liquidation Rights

     In the event of liquidation, our assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among our shareholders in proportion to the number of shares they own.

   Liability to Further Calls or Assessments

     All of our currently outstanding shares are fully paid and nonassessable.

   Shareholders’ Rights to Bring Actions Against Directors

     The Japanese Commercial Code contains provisions that allow shareholders who have held our shares for six months to demand our board of directors to observe its duties to protect the company. Derivative actions may be brought in situations including where the company lends money to directors, engages in self-interested transactions or violates any law, ordinance or the articles of incorporation. If our board of directors has not instituted an action within thirty days of the shareholder’s demand, the shareholder may initiate a lawsuit as a derivative action. The Commercial Code also provides an exception to the thirty day waiting period, when a wait of thirty days might cause the company irreparable damage.

In these cases, the shareholder may institute the action immediately, but must notify the company without delay. For example, if we could suffer irreparable damage from an illegal act of our director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act. In addition, pursuant to the Commercial Code, shareholders have a right to institute a direct lawsuit for recovery of monetary damages against a director, statutory auditor or accountant if any such officer causes damage to a shareholder by his or her gross negligence or willful conduct.

Limitations Affecting Security Holders

   Japanese Unit Share System

     Recent amendments to the Japanese Commercial Code abolished the unit share system called “tan-i-kabu” as of October 1, 2001, and introduced a new unit share system called “tan-gen-kabu.” These legal changes deem us to have amended our articles of incorporation as of October 1, 2001, so that 100 shares now constitute one new unit of our shares. The Commercial Code currently permits our board of directors by itself to reduce, but not to increase, the number of shares that will constitute a new unit or abolish the new unit share system entirely by a board resolution. An increase in the number of shares that constitute a unit requires a general shareholders’ meeting. In any case, the number of shares constituting a new unit may not exceed the fewer of 1,000 shares and one-two hundredths (1/200) of the number of all issued shares.

     Under the new unit share system, shareholders have one voting right for each unit of shares they hold. Any number of shares less than a full unit carries all shareholders’ rights except for those relating to voting rights.

     Our articles of incorporation provide that no share certificates will be issued with respect to any number of shares constituting less than one unit. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which no share certificates are issued is non-transferable.

     Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares

     A holder of our shares representing less than one unit may at any time require us (through a participating institution in the case of a beneficial shareholder under the central clearing system) to purchase them at their last selling price as reported by the Tokyo Stock Exchange on the day of the request. Alternatively, if the stock exchange does not report any sale of our shares on the day of the request, the holder of these shares may require us to purchase them at their first subsequent trading price on the stock exchange, less any applicable brokerage commission. Because holders of our ADRs representing less than one unit cannot withdraw the underlying shares from deposit, however, these holders will not be able to exercise this right as a practical matter.

     Other Rights of a Holder of Shares Representing Less Than One Unit

     A holder of our shares representing less than one unit has the following rights:

•	to receive distribution of dividends of profit or interest,

•	to acquire shares and/or cash by way of retirement, consolidation, division, conversion, exchange or transfer of shares, company split or merger,

•	to be allotted rights to subscribe for new shares and other securities when we grant the rights to shareholders;

•	to participate in any distribution of surplus assets upon liquidation; and

•	to bring a derivative action and a lawsuit seeking to enjoin directors’ illegal activities that may cause irreparable damage to the company.

     Voting Rights of a Holder of Shares Representing Less Than One Unit

     A holder of our shares representing less than one unit cannot exercise any voting rights pertaining to those shares. For calculation of the quorum for various voting purposes, we will exclude the aggregate number of shares representing less than one unit from the number of voting rights. A holder of shares representing one or more whole units will have one vote for each one unit of shares except as stated in “Voting Rights” above.

   Rights of Foreign Investors

     Other than the Japanese unit share system described above, the laws of Japan, our articles of incorporation and our other constituent documents do not limit the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

     Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

     On July 18, 2003, the closing price of our shares on the Tokyo Stock Exchange was ¥473 per share. The following table shows selected daily price limits for a stock on the Tokyo Stock Exchange.

				Maximum daily
Previous day’s closing price or special quote				price movement

Over	¥200	Less than	¥500	¥80
Over	500	Less than	1,000	100
Over	1,000	Less than	1,500	200

     For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A.

Reporting Requirements of Shareholders

   Report of Substantial Shareholdings

     The Securities and Exchange Law of Japan requires any holder of shares, including in the form of ADRs, who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the relevant local finance bureau of the Ministry of Finance, within five business days, a report concerning those shareholdings. A holder must file a similar report to reflect any change of 1% or more in any shareholding. Copies of any reports must also be furnished to us and to all Japanese stock exchanges on which our shares are listed or, in the case of shares traded on the over-the-counter market, the Securities Dealers Association of Japan. For this purpose, shares issuable upon exercise of share subscription options are taken into account in determining both the number of shares held by that holder and our total issued share capital. As a result, the above reporting requirements will apply to holders of more than 5% of our total issued shares including such subscription options and bonds with share subscription options.

   Acquisition or Disposition of Shares or ADSs

     In general, non-residents of Japan and corporations whose principal offices are located outside Japan may acquire shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan from resident of Japan without any restriction but subject to the requirement under the foreign exchange regulations and securities law as described below. Under the Foreign Exchange and Foreign Trade Law, foreign exchange and foreign trade transactions are, with minor exceptions relating to inward direct investments generally inapplicable to our shares, only subject to post transaction reporting requirements. Non-residents of Japan, including foreign corporations not resident in Japan, who acquire or dispose of shares of common stock or ADSs, are generally not required to submit post transaction reports. The Minister of Finance, however, has the power to impose a licensing requirement for transactions in limited circumstances.

     If a foreign investor:

•	acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan and

•	as a result of this acquisition, directly or indirectly holds, aggregated with existing holdings, 10% or more of the issued shares of the company,

the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers within 15 days from and including the date of acquisition. In exceptional cases, a prior notification is required in respect of the acquisition.

Ordinary General Meeting of Shareholders

     We normally hold our ordinary general meeting of shareholders in June of each year in Matsuyama, or in a neighboring area, or Shinjuku, Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice stating the place, time, and purpose of the meeting. Under the Japanese Commercial Code, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to its resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.

Clearing System for Our Shares

     A holder of our shares may choose to participate, directly or indirectly, in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of their shares with the Japan Securities Depository Center, or JASDEC, the depositary under the clearing system. If a holder is not a participating institution such as a securities company or bank having a clearing account with the clearing system, it must participate through a participating institution. All shares deposited with the clearing system will be registered in the name of the clearing system on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. Delivery of share certificates is not necessary for transfer of deposited shares. Entry of the share transfer in the books maintained by the clearing system for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to their shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their deposited shares and receive share certificates.

Settlement for Our Shares

     Settlement of a transaction concerning shares listed on any of the stock exchanges in Japan will normally occur on the fourth dealing day after the transaction. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

     As described above, shareholders not resident in Japan are required to provide a mailing address within Japan or to appoint a standing proxy in Japan. A local standing proxy can usually handle the transfer of shares and registration of purchases and the application for reduced withholding tax. See “Japanese Tax Considerations” in Item 10.E of this annual report on Form 20-F.

Transfer Agent for Our Shares

     The Mitsubishi Trust and Banking Corporation is the transfer agent for our shares. Its office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. The Mitsubishi Trust and Banking Corporation maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date for Our Shares

     The close of business on March 31 is the record date for our year-end dividends, if paid, and the close of business on September 30 is the same for our interim dividends, if paid. We set March 31 as the record date for determining shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, we may set a record date, or close our register of shareholders, for a period not in excess of three months at any one time, for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice. The trading of our shares and the delivery of certificates therefore may continue while the register of shareholders is closed.

     Our shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

C. Material Contracts.

     We have not been a party to any material contract other than contracts entered into in the ordinary course of business, since April 1, 2001.

D. Exchange Controls.

     There are no laws, decrees, regulations or other legislation that affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E. Taxation.

United States Tax Considerations

     This section, “United States Tax Considerations,” describes the material U.S. federal income tax consequences of owning shares or ADSs. This section applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the dollar.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of America and Japan. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

     You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a corporation created or organized under the laws of the United States or any of its political subdivisions,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

     In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

   Passive Foreign Investment Company Rules

     As we expect 50% or more of our gross asset value will constitute passive assets, meaning assets not constituting part of a trade or business, as determined for passive foreign investment company purposes, we expect that our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, every year for U.S. federal income tax purposes and the remainder of this discussion so assumes. The conclusion is a factual determination made annually, which we will update in our future reports on Form 20-F. In addition, we expect that our subsidiaries will be treated as PFICs for U.S. federal income tax purposes. You will be treated as an indirect shareholder of your proportionate interest in the shares of such subsidiaries.

     U.S. holders of shares or ADSs of a PFIC must file U.S. Internal Revenue Service Form 8621 every year in which they continue to hold such shares.

     If you are a U.S. holder you will be subject to the special PFIC tax rules or, if you make a mark-to-market election, the mark-to-market rules.

     Special PFIC Tax Rules

     This subsection applies to you if you are a U.S. holder and do not make a mark-to-market election. You will be subject to special PFIC tax rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs (including the pledging of your shares or ADSs as security for a loan) and

•	any excess distribution, a distribution in excess of a normal rate of distribution as calculated for PFIC purposes, that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

     In addition, if any of our subsidiaries are deemed a PFIC, a distribution from that subsidiary to us, a disposition of that subsidiary by us, or a transaction through which your indirect ownership of such subsidiary is decreased (including additional offerings of our shares or ADSs) will be treated as a distribution or disposition subject to the special PFIC tax rules. You will be entitled, however, to increase your basis in the shares or ADSs you directly own to reflect the gain realized upon such distributions, or dispositions. Moreover, you will not be taxed when we distribute to you the income that you already included in income for tax purposes.

     Under these special PFIC tax rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.

Amounts subject to these special PFIC tax rules will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. In addition, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

     If you receive distributions that are not subject to the special PFIC tax rules, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income at the ordinary income tax rate when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of any distribution that you must include in your income as a U.S. holder will be the dollar value of the yen payments made, determined at the spot yen/dollar rate on the date the distribution is includible in your income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

If you receive distributions that are not subject to the special PFIC tax rules and that are in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, you will be treated as having received a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter you will recognize capital gain, which will be taxed in accordance with the special PFIC tax rules described above.

     Mark-to-market Rules

     The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election, that is, you elect to mark-to-market annually the gains and losses in our shares or ADSs and our shares or ADSs are treated as “marketable stock.” Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year and such dividends will therefore not be eligible for taxation at the 15% maximum rate applicable to qualified dividend income. It is unclear how the mark-to-market rules apply to a PFIC whose shares are “marketable stock,” but owns subsidiary PFICs whose shares are not “marketable stock.”

     Please consult your tax advisor as to the availability and tax consequences of a mark-to-market election.

   Foreign Tax Credit

     Subject to the general limitations that apply to the creditability of foreign income taxes, the Japanese tax withheld in accordance with the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) and paid over to Japan will be creditable against your U.S. federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions if you are governed by the special PFIC tax rules described above. For example, if you did not make a mark-to-market election, the section 904 tax credit limitation would be applied separately with respect to the amount of excess distribution allocable to each such taxable year and carryovers, if any, are not allowed.

     Dividends will be income from sources outside the United States, but generally will be “passive income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

     A transfer of retained earnings of legal reserve to stated capital, or in certain situations as described under “— Japanese Tax Considerations,” the purchase in a tender offer and cancellation of shares by us is treated as a dividend payment for Japanese tax purposes subject to withholding tax. For U.S. federal income tax purposes, such transactions generally would not be a taxable event and would not give rise to foreign source income. You would not be able to use the foreign tax credit arising from the Japanese withholding tax unless you had additional foreign source income.

Japanese Tax Considerations

     This section, “Japanese Tax Considerations,” is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable. As tax laws are frequently revised, the statements regarding Japanese tax laws below are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in their interpretation, occurring after the date of this prospectus. This summary is not exhaustive of all possible tax considerations that may apply to specific investors under particular circumstances. Potential investors should satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of our shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence, by consulting with their own tax advisers.

     Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends paid on our shares. Stock splits are generally not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares, as opposed to an increase of value of shares, from Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal reserve (but, in general, other than additional paid-in capital) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation.

     Under the 2001 tax legislation, if we purchase our listed shares (i) by a tender offer or (ii) from a specific shareholder other than through a market purchase for the purpose of cancellation with retained earnings, the selling shareholders, whether individuals or corporations, are in general required to recognize:

•	the deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the selling price into the repayment of share capital portion, including additional paid-in capital, and retained earnings portion on a non-consolidated basis, and

•	capital gain or loss computed as a difference between the basis of shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer, deducting the amount corresponding to the deemed dividend computed as (i) above.

     On the other hand, in the case of individual shareholders, no deemed dividend is required to be recognized until March 31, 2005 due to the operation of a temporary measurement. Therefore, they are only required to recognize capital gain or loss of the shares subject to the tender offer.

In the meantime, when shares are acquired by us, whether by way of a tender offer or otherwise, for the purpose of cancellation with retained earnings, the shareholders, whether individuals or corporations, whose shares are not acquired by us were previously deemed to have received a dividend corresponding to the notional increase of share value by the share cancellation under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders, whether individuals or corporations, whose shares are not cancelled.

     Unless a tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the shares paid by us to non-resident shareholders is 20%. Japan has income tax treaties, conventions or agreements that generally reduce the above-mentioned withholding tax rate to 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Non-resident shareholders entitled to a reduced Japanese withholding tax rate on our dividends are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide this application service. See “Settlement for Our the Shares” in Item 10.B of this annual report on Form 20-F. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention—one before payment of dividends and the other within eight months of our fiscal year end. To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will be entitled to claim the refund of taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

     Gains derived from the sale of our shares or ADSs outside Japan, or from the sale of our shares within Japan by a non-resident shareholder as a portfolio investor, are generally not subject to Japanese income or corporation taxes.

     Japanese inheritance and gift taxes may be assessed against an individual who has acquired our shares or ADSs as a legatee, heir or donee, even if the individual is not a Japanese resident.

F. Dividends and Paying Agents.

     Not required.

G. Statement by Experts.

     Not applicable.

H. Documents on Display.

     We file periodic reports and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room.

You may also inspect our reports filed with the Securities and Exchange Commission and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.nissin-f.co.jp/index.html. This information is not incorporated by reference into this annual report on Form 20-F.

I. Subsidiary Information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risks

     We are exposed to the market risks of interest rate changes and changes in the market values of our investments. We do not have any significant exposures to fluctuations in foreign exchange rates since we conduct substantially all of our business activities in Japan yen.

   Interest Rate Risk

     Our exposure to changes in interest rates arises primarily from our long-term borrowings that bear interest at floating rates and our cash and cash equivalents. As discussed in “Capital Requirements” in Item 5.B of this annual report on Form 20-F, we require a significant amount of borrowings to fund our lending activities. Our cash is predominately invested in consumer and other loans.

     The following table indicates the average maturity and average interest rate of each of our loan categories at March 31, 2003.

	Average		Average
	Maturity (years)		Interest rate

Consumer loans	3.0	(1)	25.8%
Wide loans	4.9		21.8
Small business owner loans	4.8		21.4
Business Timely loans	3.0	(1)	26.2
Secured and other loans	6.8		15.8

(1)	The average maturity of 3.0 years for consumer loans and Business Timely loans is based on the three-year term of the loan contract, which is automatically renewable.

The following table shows the repayment schedule for our outstanding long-term borrowings and the average interest rates.

								As of
								March 31,
	Year ended March 31,							2003

	2004	2005	2006	2007	2008	Thereafter	Total	Fair value

	(in millions except percentage)
Bonds	¥5,000	¥21,500	¥5,000	¥10,000	—	—	¥41,500	¥41,394
Average interest rate	3.32%	2.70%	2.35%	1.70%			2.49%
Floating (1)	35,293	20,153	7,599	786	467		64,298	64,298
Average interest rate	2.41%	2.37%	2.40%	2.39%	2.33%		2.36%
Fixed	18,266	14,644	7,725	50	2,050	62	42,797	42,420
Average interest rate	2.47%	2.43%	2.51%	5.20%	2.66%	5.20%	2.49%

(1)	Floating interest rate borrowings include asset-backed commercial paper.

     As we lend at fixed rates, interest rates on our currently outstanding balances are not typically subject to fluctuation other than for regulatory reasons. However, the interest rates we charge to new customers or existing customers who pay off their outstanding loans and enter into new contracts with us are subject to any downward pressure caused by competitive, regulatory or other reasons. For the year ended March 31, 2003, the average outstanding balance of loans of such customers was approximately ¥43 billion, which constituted about 25% of our total average outstanding balance of loans for the year. If the contractual interest rate for each of our loan products for the year ended March 31, 2003 were lowered by 1%, our net income would have been reduced by ¥247 million for the fiscal year. We assumed for the purpose of this estimate that the impact of lower contractual interest rates would be principally through the new accounts acquired during the year, but not through new contracts with existing customers who paid off their outstanding loans. We believe that this assumption is reasonable, as we assess fees at the time when our existing customers enter into new contracts.

     Our debt obligations mature at various times through June 2009 and carry interest rates of change between 1.1% and 5.2%. Our borrowings bear either a fixed rate or a floating rate indexed to LIBOR or the long-term prime rate in Japan. Although we used derivative instruments to hedge our floating rate debt obligations until January 2003, we currently do not use any derivative instrument to hedge our floating rate debt obligations.

     Our weighted average long-term borrowing rate on floating-rate borrowings was 3.4% at March 31, 2001, 2.9% at March 31, 2002 and 2.4% at March 31, 2003. The following table illustrates the after tax impact of a hypothetical increase in our average borrowing rates on our short-term borrowings and floating-rate long-term borrowings.

	Assumed weighted average interest rate

	3%	4%	5%

	(in millions)
Net income as reported	¥5,176	¥5,176	¥5,176
Net income as adjusted for hypothetical increase in interest rates	4,938	4,572	4,206

   Investment Risk

     We invest in equity instruments of both public and privately held companies for business and strategic purposes. We are exposed to changes in the market value of our investments. We have realized gains and losses from both the sale of investments, as well as from impairments as a result of other than temporary declines in market value. We experienced realized losses of ¥566 million on impairment of investment securities, for the year ended March 31, 2001, ¥599 million for the year ended March 31, 2002 and ¥1,005 million for the year ended March 31, 2003.

Credit Risk

     We invest excess cash in time deposits and money management funds invested in bonds of Japanese based companies and, by policy, limit the amount of credit exposure to any one issuer. We protect and preserve invested funds by limiting default, market and reinvestment risk.

Item 12. Description of Securities Other Than Equity Securities

     Not required.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     Within 90 days prior to the filing date of this annual report on Form 20-F, we, under the supervision and the participation of our management, including our chief executive officer and chief financial officer, performed an evaluation of our disclosure controls and procedures, as the term is defined in Rule 13a–14(c) under the Securities Exchange Act of 1934.

     Based on that evaluation, our management concluded that, as of the date of the evaluation, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

     No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

     Not applicable.

Item 16B. Code of Ethics

     Not applicable.

Item 16C. Principal Accountant Fees and Services

     Not applicable.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit
Number	Description

1.1	— Our Articles of Incorporation (English Translation)
1.2	— Our Share Handling Regulations (English Translation)
1.3	— Our Regulations of the Board of Directors (English Translation)
1.4	— Our Regulations of the Board of Statutory Auditors (English Translation)
2.1	— Our Specimen Common Stock Certificate (English Translation) *
2.2	— Form of Deposit Agreement Among Nissin Co., Ltd., The Bank of New York as Depositary and All Owners and Holders from Time to Time of American Depositary Receipts, Including the Form of American Depositary Receipt (Incorporated by Reference to the Registration Statement on Form F-6 (File No. 333-97133) filed on July 24, 2002) *
8.1	— List of Our Subsidiaries

     * Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-97229) declared effective on August 1, 2002.

     We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

NISSIN CO., LTD.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
NISSIN CO., LTD.:

We have audited the accompanying consolidated balance sheets of NISSIN CO., LTD. and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1 to the consolidated financial statements.

BDO Sanyu & Co.
Osaka, Japan
June 24, 2003 and July 16, 2003

CONSOLIDATED BALANCE SHEETS
NISSIN CO., LTD. AND SUBSIDIARIES
March 31, 2002 and 2003

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

	2002	2003	2003

ASSETS
Cash and cash equivalents	¥17,116	¥23,612	$196,439
Deposit of restricted cash in bank	1,500	223	1,855
Loans receivable, net	148,235	166,977	1,389,160
Purchased loans receivable, net	380	2,946	24,509
Interest receivable	1,133	1,177	9,792
Investment securities	3,958	2,234	18,586
Property and equipment:
Land	947	947	7,879
Buildings and structures	1,229	1,074	8,935
Equipment and software	4,245	4,318	35,923

	6,421	6,339	52,737
Accumulated depreciation and amortization	(2,867)	(2,223)	(18,494)

	3,554	4,116	34,243
Investment in affiliates	259	742	6,173
Deferred income taxes	1,143	2,184	18,170
Other assets	3,019	2,363	19,659

Total assets	¥180,297	¥206,574	$1,718,586

     See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (CONTINUED)
NISSIN CO., LTD. AND SUBSIDIARIES
March 31, 2002 and 2003

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

	2002	2003	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥1,400	¥5,600	$46,589
Accrued income taxes	2,104	2,925	24,334
Accrued expenses	766	521	4,334
Long-term borrowings	128,659	148,595	1,236,231
Capital lease obligations	1,663	1,914	15,923
Accrued retirement benefits	417	336	2,795
Other liabilities	1,365	1,086	9,037

Total liabilities	136,374	160,977	1,339,243

Minority interests	148	—	—

Commitments and contingencies (Notes 10, 11 and 17)

Shareholders’ equity:
Common stock: designated value (Note 18)
Authorized: 120,000,000 and 240,000,000 shares at
March 31, 2002 and 2003, respectively
Issued: 132,624,056 and 132,624,056 shares at
March 31, 2002 and 2003, respectively	6,611	6,611	55,000
Additional paid-in capital	8,467	8,462	70,399
Retained earnings	28,932	33,275	276,831
Cumulative other comprehensive income	113	70	582
Less treasury stock:
802,944 shares and 6,164,516 shares at
March 31, 2002 and 2003, respectively	(348)	(2,821)	(23,469)

Total shareholders’ equity	43,775	45,597	379,343

Total liabilities and shareholders’ equity	¥180,297	¥206,574	$1,718,586

     See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2001, 2002 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	2001	2002	2003	2003

Interest income:
Loans	¥29,864	¥33,931	¥38,519	$320,458
Other	22	45	715	5,948

Total interest income	29,886	33,976	39,234	326,406
Interest expense:
Borrowings	4,061	3,818	3,920	32,612
Other	105	66	64	533

Total interest expense	4,166	3,884	3,984	33,145

Net interest income	25,720	30,092	35,250	293,261
Provision for loan losses	4,566	7,433	12,688	105,557

Net interest income after provision for loan losses	21,154	22,659	22,562	187,704
Non-interest income (loss):
Losses on investment securities, net	(602)	(606)	(973)	(8,095)
Gain on sale of subsidiaries	—	—	324	2,696
Commission income	—	—	1,267	10,541
Rents, dividends and other	193	178	228	1,896

Total non-interest (loss) income	(409)	(428)	846	7,038
Non-interest expense:
Salaries and employee benefits	4,437	5,067	6,233	51,855
Occupancy, furniture and equipment	2,085	2,201	2,190	18,220
Advertising	2,173	1,838	449	3,735
Other general and administrative expense	3,258	4,253	4,389	36,514
Losses on sale and impairment of long-lived assets, net	45	145	225	1,872
Impairment of investment in affiliates	—	—	683	5,682
Other	31	124	124	1,031
Minority interest	1	1	15	125

Total non-interest expense	12,030	13,629	14,308	119,034

Income before income taxes	8,715	8,602	9,100	75,708

Income taxes	3,763	3,801	3,924	32,646

Net income	¥4,952	¥4,801	¥5,176	$43,062

				U.S. Dollars
	Yen			(Note 1)

Per share data:	2001	2002	2003	2003

Net income — basic	¥38.25	¥ 36.41	¥40.15	$0.33
Net income — diluted	38.18	34.85	37.24	0.31
Cash dividends paid	5.84	6.04	6.38	0.05

Weighted average shares outstanding:	2001	2002	2003	2003

Basic (000’s)	129,488	131,868	128,920	128,920
Diluted (000’s)	129,724	139,436	141,658	141,658

     See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2001, 2002 and 2003

		Millions of Yen

	Number of Shares of				Cumulative Other		Total
	Common Stock Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders'
	(Thousand)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity

Balance as of March 31, 2000	129,368	¥5,912	¥7,655	¥20,729	¥1,664	¥(0)	¥35,960
Exercise of stock warrants	1,544	255	254				509
Comprehensive income:
Net income				4,952			4,952
Other comprehensive loss, net of tax
Change in net unrealized gain on investment securities					(1,368)		(1,368)

Total comprehensive income							3,584
Cash dividends paid				(755)			(755)
Purchase of treasury stock, net			(0)			(0)	(0)

Balance as of March 31, 2001	130,912	6,167	7,909	24,926	296	(0)	39,298
Exercise of stock options	1,712	444	434				878
Common stock warrants issued to directors, statutory auditors and certain employees			124				124
Comprehensive income:
Net income				4,801			4,801
Other comprehensive loss, net of tax
Change in net unrealized gain on investment securities					(137)		(137)
Change in net unrealized losses on derivative instruments					(46)		(46)

Total comprehensive income							4,618
Cash dividends paid				(795)			(795)
Purchase of treasury stock, net			(0)			(348)	(348)

Balance as of March 31, 2002	132,624	6,611	8,467	28,932	113	(348)	43,775
Comprehensive income:
Net income				5,176			5,176
Other comprehensive loss, net of tax
Change in net unrealized gain on investment securities					(88)		(88)
Change in net unrealized losses on derivative instruments					45		45

Total comprehensive income							5,133
Cash dividends paid				(833)			(833)
Repurchase of warrants			(5)				(5)
Purchase of treasury stock, net			0			(2,473)	(2,473)

Balance as of March 31, 2003	132,624	¥6,611	¥8,462	¥33,275	¥70	¥(2,821)	¥45,597

     See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2001, 2002 and 2003

		Thousands of U.S. Dollars (Note 1)

	Number of Shares of				Cumulative Other		Total
	Common Stock Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders'
	(Thousand)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity

Balance as of March 31, 2002	132,624	$55,000	$70,441	$240,699	$940	$(2,895)	$364,185
Comprehensive income:
Net income				43,062			43,062
Other comprehensive loss, net of tax
Change in net unrealized gain on investment securities					(732)		(732)
Net unrealized losses on derivative instruments					374		374

Total comprehensive income							42,704
Cash dividends paid				(6,930)			(6,930)
Repurchase of warrants			(42)				(42)
Purchase of treasury stock, net			0			(20,574)	(20,574)

Balance as of March 31, 2003	132,624	$55,000	$70,399	$276,831	$582	$(23,469)	$379,343

     See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
NISSAN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2001, 2002 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	2001	2002	2003	2003

Operating Activities
Net income	¥4,952	¥4,801	¥5,176	$43,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	928	946	1,027	8,544
Amortization of debt issuance costs	166	227	265	2,205
Amortization of loan origination costs	481	633	747	6,214
Amortization of cap option premium	161	133	51	424
Losses on sale and impairment of long-lived assets, net	45	145	225	1,872
Provision for loan losses	4,566	7,433	12,688	105,557
Losses on investment securities, net	602	606	973	8,095
Deferred income taxes	(188)	(230)	(1,166)	(9,700)
Equity in losses of affiliates	—	61	17	141
Impairment of investment in affiliates	—	—	683	5,682
Gain on sale of subsidiaries, net	—	—	(324)	(2,696)
Changes in assets and liabilities:
Interest receivable	(151)	(237)	(44)	(366)
Accrued expenses and income taxes	536	178	688	5,724
Other liabilities and other	185	90	309	2,571

Net cash provided by operating activities	12,283	14,786	21,315	177,329

Investing Activities
Time deposit sale	100	—	—	—
Cash used for loan originations, net of principal collections	(20,247)	(33,779)	(32,033)	(266,498)
Purchases of distressed loans	—	(403)	(4,854)	(40,383)
Proceeds from principal collections of distressed loans	—	23	2,145	17,845
Purchases of investment securities	(574)	(1,029)	(588)	(4,892)
Proceeds from sale of investment securities	650	752	1,057	8,794
Investment in affiliated company	(300)	(20)	(535)	(4,451)
Purchases of property and equipment	(192)	(127)	(983)	(8,178)
Proceeds from sales of property and equipment	465	719	43	358
Cash decrease upon sale of previously consolidated subsidiary	—	—	(144)	(1,198)
Cash obtained upon acquisition of a consolidated subsidiary, net	9	67	—	—
Changes in other assets	(224)	(74)	(766)	(6,372)

Net cash used in investing activities	(20,313)	(33,871)	(36,658)	(304,975)

Financing Activities
Issuance of commercial paper	—	—	8,600	71,547
Repayment of commercial paper	—	—	(6,200)	(51,580)
Proceeds from short-term borrowings	2,400	1,500	8,095	67,346
Repayment of short-term borrowings	(2,532)	(1,840)	(6,270)	(52,163)
Proceeds from long-term borrowings	66,580	53,814	82,436	685,824
Repayment of long-term borrowings	(48,420)	(41,675)	(62,131)	(516,897)
Restricted deposit	—	—	1,277	10,624
Deferred debt issuance costs	(255)	(283)	188	1,564
Payment of capital lease obligations	(803)	(891)	(845)	(7,030)
Proceeds (repurchases) of stock options and warrants	509	878	(5)	(42)
Purchases of treasury stock, net	0	(348)	(2,473)	(20,574)
Dividends paid	(755)	(795)	(833)	(6,930)

Net cash provided by financing activities	16,724	10,360	21,839	181,689

Net increase (decrease) in cash and cash equivalents	8,694	(8,725)	6,496	54,043
Cash and cash equivalents at beginning of year	17,147	25,841	17,116	142,396

Cash and cash equivalents at end of year	¥25,841	¥17,116	¥23,612	$196,439

     See accompanying summary of significant accounting policies and notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Business Organization and Basis of Presentation

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only throughout Japan. The Company currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending in Japan, the Company is exposed to negative changes in the economy or stability of its borrowing base.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals including consumers, small business owners and sole proprietors. NISSIN distributes the following products by using a variety of distribution channels:

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Small business owner loans: Designed for small business owners, the small business owner loan is an unsecured loan that requires one or more guarantors from third party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: An unsecured revolving loan designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

On July 11, 2001, NISSIN invested ¥500 million to establish Nissin Servicer Co., Ltd., a wholly-owned subsidiary. Nissin Servicer Co., Ltd. was established to acquire and service non-performing loans from banks or other financial institutions in Japan.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries, Nissin Servicer Co., Ltd., Big Apple Co., Ltd. and Shiq Consulting Co., Ltd (collectively the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses. Actual results could differ from those estimates, resulting in material charges to income.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2003, which was ¥120.20 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. These investments, which consist of time deposits and money management funds invested in bonds, are recorded at cost, which approximates market value.

(b) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for the purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-two months.

(c) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge-off loan balances and cease accrual of interest as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consumer Loans and Business Timely Loans: When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Guaranteed Small Business Owner Loans and Wide Loans: When the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges-off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Secured Loans: When the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(d) Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written-off once the Company deems the loan uncollectible.

However, for the loans that the Company reasonably estimates the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loan receivable and amortize the implied interest into revenue using the level yield method. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2002, the Company used the cost method on all purchased loans. As of March 31, 2003, approximately ¥257 million ($2,138 thousand) in book value of loans was accounted for under the implied interest rate.

(e) Guarantees

In November 2002, Financial Accounting Standards board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, which clarifies the requirements of SFAS No. 5, “Accounting for Contingencies”, relating to guarantor’s accounting for and disclosure of certain guarantees issued. FIN No.45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. In the normal course of business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies. The adoption of FIN No. 45 did not have a material impact on the result of operations or financial position of the Company (see also Note 17).

(f) Long-lived Assets

Property and equipment excluding software are stated at cost and, except for land, are depreciated on a straight-line basis over their estimated useful lives, approximately 39 to 50 years (weighted average life of 47 years) for concrete buildings, 7 to 22 years (weighted average life of 15 years) for buildings other than concrete buildings, 3 to 18 years (weighted average life of 14 years) for building improvements, 7 to 20 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(weighted average life of 14 years) for structures and 2 to 20 years (weighted average life of 7 years) for equipment. Software is amortized straight-line over approximately 5 years. Leased property and equipment including software is amortized over the period of the lease or the life of the property and equipment, whichever is shorter. Repairs and maintenance are charged to expense when incurred.

Real property acquired upon foreclosure is carried at the lower of cost or fair value less estimated costs to sell. Amounts owned at March 31, 2002 and 2003 were ¥405 million and ¥252 million ($2,097 thousand) and are included in other assets on the balance sheets.

The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets under certain circumstances are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less costs to sell. During the years ended March 31, 2001, 2002 and 2003, the Company wrote-down investments in rental real property expected to be sold in the near term to market value, recording approximately ¥98 million, ¥4 million and ¥169 million ($1,406 thousand) in losses for each of the years, respectively. These losses are included in “Loss on sale and impairment of long-lived assets, net” in the consolidated statements of income.

(g) Investment Securities

Investment securities consist of marketable and private securities. All marketable investment securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity. In accordance with SFAS No. 115, an “other than temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be other than temporary. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other than temporary “ decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

Private equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic condition, or other reasons.

Private debt securities are accounted for on a cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic condition, or other reasons.

Realized gains and losses are determined using the weighted average cost method based on the trade date of the transaction.

(h) Investments in Affiliates

Investments in affiliates are investments in which the Company has a 20 percent to 50 percent interest or otherwise exercises significant influence but not control. These investments are accounted for under the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(i) Derivative Financial Instruments

The Company accounts for derivatives instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge. For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently in results of operations.

The Company uses both variable and fixed rate debt to finance its operations. The variable rate debt obligations expose the Company to variability in interest payments due to changes in interest rates. The Company continuously monitors changes in interest rate exposures and evaluates hedging opportunities.

The Company’s objective is to limit the impact of interest rate changes on earnings and cash flows. The Company achieves this by entering into interest rate swap agreements to convert a portion of its debt from variable to fixed rates, and interest rate cap agreements, which limit the impact of increases in interest rates. Under the interest rate swap contracts, the Company agrees to pay an amount equal to a specified fixed-rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable-rate of interest times a notional amount. The notional amounts are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of the termination and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the term of the contract. The Company accounts for its interest rate swap and cap agreements as cash flow hedges. Interest rate swap and cap agreements are entered into with major international financial institutions with favorable credit ratings. The Company is exposed to credit losses in the event of counter-party non-performance to these interest rate swap agreements. The Company believes counter-party credit risk is minimal. The Company does not issue or hold derivative contracts for speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in the future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The underlying debt instruments being hedged bear interest based on the Long-term Prime Rate in Japan (“LTPR”), while the hedge instruments are based on either the LTPR or on the London Inter-bank Offer Rate (“LIBOR”). When the hedge instrument is based on LIBOR, ineffectiveness results from differences in the movements of these interest rates. The Company records the ineffective portion as a component of interest expense in current earnings.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

appropriate. In the event hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

For purposes of the cash flow statement, cash flows from derivative instruments are classified with the cash flows from the hedged item.

During the year ended March 31, 2003, all derivative agreements were expired.

(j) Treasury Stock

Treasury stock is recorded at cost. Pursuant to the Commercial Code of Japan (the “Code”), a company may purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings or paid-in capital.

Prior to the Annual Shareholders’ Meeting on June 22, 2002, NISSIN repurchased 2,400 thousand shares of its common stock for ¥1,230 million ($10,233 thousand). On June 22, 2002, the shareholders of NISSIN approved the purchase of up to 3 million shares (not effected by two-for-one stock split) of treasury stock, not to exceed ¥4,500 million ($37,438 thousand) in cost. Subsequent to the approval, NISSIN repurchased 3 million shares (adjusted by two-for-one stock split, the actual number of repurchased treasury stock is 1,500 thousand shares) of its common stock for ¥1,263 million ($10,507 thousand) and distributed 40 thousand shares of its common stock for ¥20 million ($166 thousand).

(k) Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period the change is enacted. A valuation allowance is established when it is determined that deferred tax assets are no longer more likely than not to be realized.

(l) Earnings Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with Japanese GAAP. On May 21, 2001, NISSIN completed a three-for-one stock split. On May 21, 2002, NISSIN completed a two-for-one stock split. On May 20, 2003, NISSIN completed a two-for-one stock split, which was approved by the directors on March 10, 2003. All share amounts disclosed have been reflected such stock splits.

(m) Advertising Costs

Advertising costs are expensed as incurred, except for costs for advertising requiring upfront payment for a series of advertisements, which are deferred and expensed as the individual communications occur. Advertising expenses recognized for the years ended March 31, 2001, 2002 and 2003 were ¥2,173 million, ¥1,838 million and ¥449 million ($3,735 thousand), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(n) Stock-based Compensation

As permitted by SFAS No. 123 “Accounting for Stock-based Compensation”, the Company has reflected to account for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the period in which the employee performs the service.

The following table reflects stock-based employee compensation cost arising out of the grants for the years ended March 31, 2001, 2002 and 2003. In addition, the following table also reflects on a pro forma basis the Company’s net income and earnings per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant under the Company’s stock-based compensation plans, consistent with the provisions of SFAS No. 123. The pro forma compensation expense reflects compensation expense over the vesting period of the grant, which is generally two or three years. The stock-based compensation plan disclosure requirements required by SFAS No. 123 are provided in Note 14 to Consolidated Financial Statements.

				Thousands of U.S.
	Million of Yen			Dollars

	2001	2002	2003	2003

Stock amortization included in net income, as reported	¥ —	¥ —	¥ —	$—
Net income, as reported	4,952	4,801	5,176	43,062
Deduct: Pro forma stock-based compensation expense determined under fair value method	252	445	122	1,015

Pro forma net income	¥4,700	¥4,356	¥5,054	$42,047

	Yen			U.S. Dollars

	2001	2002	2003	2003

Net income per common share:
As reported—basic	¥38.25	¥36.41	¥40.15	$0.33
As reported—assuming dilution	38.18	34.85	37.24	0.31

	Yen			U.S. Dollars

	2001	2002	2003	2003

Net income per common share:
Pro forma—basic	¥36.30	¥33.03	¥39.20	$0.33
Pro forma—assuming dilution	36.23	31.66	36.38	0.30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of stock options and warrants granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2002	2003

Risk-free interest rate	0.5%	0.5%	0.5%
Expected lives	2 years	2 years	3 years
Expected volatility	55%	50%	40%
Dividend yield	1.5%	1.5%	1.5%
Weighted-average fair value of grant per share (Yen)	¥121.7	¥171.4	¥66.67

(o) Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130 “Reporting Comprehensive Income”. SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Company presents comprehensive income in its consolidated statements of shareholders’ equity, net of related income taxes.

3. Recently Issued Accounting Pronouncements

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s financial position, results of operations, or cash flows.

4. Loans Receivable and Allowance for Loan Losses

The following is a summary of loans outstanding as of March 31, 2002 and 2003:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Consumer loans	¥46,180	¥40,938	$340,582
Wide loans	55,033	63,993	532,388
Small business owner loans	37,386	53,915	448,544
Business Timely loans	16,035	17,303	143,952
Secured and other loans	1,444	1,623	13,502

Total loans outstanding	156,078	177,772	1,478,968
Allowance for loan losses	(8,831)	(11,827)	(98,394)
Deferred origination costs	988	1,032	8,586

Balance at end of year	¥148,235	¥166,977	$1,389,160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of changes in the allowance for loan losses is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Balance at beginning of year	¥7,032	¥7,482	¥8,831	$73,469
Provision for loan losses	4,566	7,433	12,545	104,367
Charge-offs, net of recoveries	(4,116)	(6,084)	(9,549)	(79,442)
Balance at end of year	¥7,482	¥8,831	¥11,827	$98,394

The components of the allowance for loan losses as of March 31, 2002 and 2003 are as follows:

	Millions of Yen

	2002

			Small Business	Business Timely	Secured and Other
	Consumer Loans	Wide Loans	Owner Loans	Loans	Loans	Total

Historical Loss Components
-Current
Current	¥45,396	¥50,525	¥33,739	¥15,912	¥1,246	¥146,818
Restructured	784	3,695	2,890	123	78	7,570

Loans outstanding	46,180	54,220	36,629	16,035	1,324	154,388
Allowance	4,142	1,094	913	1,228	25	7,402
- 67 to 96 days
Loans outstanding	—	97	98	—	—	195
Allowance	—	68	69	—	—	137
- 97 to 120 days
Loans outstanding	—	36	38	—	4	78
Allowance	—	36	38	—	4	78
- Over 120 days
Loans outstanding	—	228	248	—	50	526
Allowance	—	228	248	—	50	526

Loans outstanding	46,180	54,581	37,013	16,035	1,378	155,187
Allowance	4,142	1,426	1,268	1,228	79	8,143
Other Components:
- Bankrupt loans
Loans outstanding	—	297	208	—	24	529
Allowance	—	282	201	—	22	505
- Loans under legal process
Loans outstanding	—	155	165	—	42	362
Allowance	—	78	83	—	22	183

Loans outstanding	—	452	373	—	66	891
Allowance	—	360	284	—	44	688

Total loans outstanding	¥46,180	¥55,033	¥37,386	¥16,035	¥1,444	¥156,078
Total allowance	4,142	1,786	1,552	1,228	123	8,831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Millions of Yen

	2003

			Small Business	Business Timely	Secured and Other
	Consumer Loans	Wide Loans	Owner Loans	Loans	Loans	Total

Historical Loss Components
-Current
Current	¥39,883	¥57,771	¥48,691	¥16,959	¥1,403	¥164,707
Restructured	1,055	5,231	4,204	344	96	10,930

Loans outstanding	40,938	63,002	52,895	17,303	1,499	175,637
Allowance	4,315	2,142	1,751	1,703	52	9,963
- 67 to 96 days
Loans outstanding	—	153	182	—	—	335
Allowance	—	107	127	—	—	234
- 97 to 120 days
Loans outstanding	—	63	109	—	—	172
Allowance	—	63	109	—	—	172
- Over 120 days
Loans outstanding	—	268	374	—	64	706
Allowance	—	268	374	—	64	706

Loans outstanding	40,938	63,486	53,560	17,303	1,563	176,850
Allowance	4,315	2,580	2,361	1,703	116	11,075
Other Components:
- Bankrupt loans
Loans outstanding	—	378	228	—	13	619
Allowance	—	365	223	—	12	600
- Loans under legal process
Loans outstanding	—	129	127	—	47	303
Allowance	—	64	64	—	24	152

Loans outstanding	—	507	355	—	60	922
Allowance	—	429	287	—	36	752

Total loans outstanding	¥40,938	¥63,993	¥53,915	¥17,303	¥1,623	¥177,772
Total allowance	4,315	3,009	2,648	1,703	152	11,827

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars

	2003

			Small Business	Business Timely	Secured and Other
	Consumer Loans	Wide Loans	Owner Loans	Loans	Loans	Total

Historical Loss Components:
-Current
Current	$331,805	$480,624	$405,083	$141,090	$11,672	$1,370,274
Restructured	8,777	43,519	34,975	2,862	799	90,932

Loans outstanding	340,582	524,143	440,058	143,952	12,471	1,461,206
Allowance	35,899	17,820	14,567	14,168	433	82,887
- 67 to 96 days
Loans outstanding	—	1,273	1,514	—	—	2,787
Allowance	—	890	1,057	—	—	1,947
- 97 to 120 days
Loans outstanding	—	524	907	—	—	1,431
Allowance	—	524	907	—	—	1,431
- Over 120 days
Loans outstanding	—	2,230	3,111	—	532	5,873
Allowance	—	2,230	3,111	—	532	5,873

Loans outstanding	340,582	528,170	445,590	143,952	13,003	1,471,297
Allowance	35,899	21,464	19,642	14,168	965	92,138
Other Components:
- Bankrupt loans
Loans outstanding	—	3,145	1,897	—	108	5,150
Allowance	—	3,037	1,855	—	100	4,992
- Loans under legal process
Loans outstanding	—	1,073	1,057	—	391	2,521
Allowance	—	532	532	—	200	1,264

Loans outstanding	—	4,218	2,954	—	499	7,671
Allowance	—	3,569	2,387	—	300	6,256

Total loans outstanding	$340,582	$532,388	$448,544	$143,952	$13,502	$1,478,968
Total allowance	35,899	25,033	22,029	14,168	1,265	98,394

The Company’s allowance for loan losses is the sum of specific reserves under SFAS No.114, “Accounting by Creditors for Impairment of a Loan”, and a general reserve of groups of loans with similar risk characteristics under SFAS No. 5, “Accounting for Contingencies”. The components used in determining the allowance level include (a) a component estimated based on historical loss by payment status, (b) components based on legal status including bankruptcy or death and (c) other components based on loan attributes. Historical loss experience is adjusted for observable data on bankruptcies and unemployment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Purchased Loans Receivable

Nissin Servicer Co., Ltd., a wholly owned subsidiary, was incorporated on July 11, 2001, and started its business on October 25, 2001. Nissin Servicer purchases distressed loans from financial institutions and services these loans. Nissin Servicer does not service loans owned by third parties. Nissin Servicer’s intention is to renegotiate the terms of the loan with the borrower, carry and service the loan through maturity. These loans are normally collateralized or carry personal guarantees. A summary of purchased loans at March 31, 2002 and 2003 is as follows:

2002:

	Millions of Yen

			Collections

	Contract	Purchased
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Carrying Value

Purchased loans	¥84,079	¥403	¥23	¥10	¥ —	¥ —	¥380

2003:

	Millions of Yen

			Collections

	Contract	Purchased
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Carrying Value

Purchased loans	¥411,966	¥5,234	¥2,145	¥712	¥12	¥131	¥2,946

	Thousands of U.S. Dollars

			Collections

	Contract	Purchased
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Carrying Value

Purchased loans	$3,427,338	$43,544	$17,845	$5,923	$100	$1,090	$24,509

6. Investment Securities

Investment securities as of March 31, 2002 and 2003 consist of marketable and private securities. All marketable investment securities are classified as “available-for-sale” in accordance with SFAS No. 115. During the years ended March 31, 2001, 2002 and 2003, the proceeds from sales of available-for-sale securities were ¥650 million, ¥760 million and ¥1,057 million ($8,794 thousand), respectively. On those sales, gross realized gains computed on the average cost basis were ¥162 million, ¥33 million and ¥114 million ($948 thousand) and gross realized losses were ¥198 million, ¥40 million and ¥82 million ($682 thousand), respectively. The aggregate cost and fair value of available-for-sale securities as of March 31, 2002 and 2003 is as follows:

2002:

Millions of Yen

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Equity securities	¥ 2,779	¥ 412	¥ 139	¥ 3,052

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2003:

	Millions of Yen				Thousands of U.S. Dollars

		Gross	Gross			Gross	Gross
		Unrealized	Unrealized			Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Equity securities	¥ 1,388	¥ 133	¥ 14	¥ 1,507	$11,548	$1,106	$116	$12,538

As of March 31, 2002 and 2003, private equity securities of ¥906 million and ¥720 million ($5,990 thousand) are included in investment securities at cost which approximates fair value, respectively.

In addition, as of March 31, 2003, private debt securities of ¥7 million ($58 thousand) are included in investment securities at cost which approximates fair value.

Management believes that there was a permanent impairment in value of the marketable securities and private securities on March 31, 2001, 2002 and 2003 of approximately ¥566 million, ¥599 million and ¥1,005 million ($8,361 thousand), respectively. The impairments are included in “Losses on investment securities, net” in the consolidated statements of income.

7. Investment in Affiliates

In March 2001, the Company acquired a 25% interest in E*Netcard Co., Ltd., a Japanese Internet-based developer, for ¥300 million. E*Netcard Co., Ltd. subsequently changed its name to Ascot Co., Ltd.

On December 20, 2001, NISSIN invested ¥20 million for a 20% interest in Swan Credit Co., Ltd., a private Japanese corporation incorporated on August 24, 2001 for the purpose of providing loans to small business owners and sole proprietors.

On May 27, 2002, NISSIN made an additional investment of ¥410 million ($3,411 thousand) to BB Net Corp. As a result, NISSIN has 20.6% interest for ¥513 million ($4,268 thousand). BB Net Corp., a Japanese corporation listed on Hercules Market (a market focused on high-growth and emerging stocks) of the Osaka Securities Exchange, is incorporated on March 27, 2000 for the purpose of providing raw materials and other support services for small business owners.

On October 18, 2002, NISSIN invested ¥125 million ($1,040 thousand) for a 25% interest in Shinsei Business Finance, Co., Ltd., a private Japanese corporation launch on November 1, 2002 for the purpose of providing loans to small corporations.

On July 22, 2002, NISSIN entered into an equity exchange agreement with i-cf, Inc. under which Webcashing.com Co., Ltd., a wholly-owned subsidiary of NISSIN, was sold to i-cf, Inc. in exchange for a 17.7% interest or 2,476 shares of i-cf, Inc. The sale was completed on November 1, 2002 resulting in i-cf, Inc. becoming an affiliate. i-cf, Inc. is a Japanese corporation providing Internet-related services and is listed on the Mothers Market (a market focused on high-growth and emerging stocks) of the Tokyo Stock Exchange. Since Webcashing.com Co., Ltd., which became a significant subsidiary wholly-owned by i-cf, Inc., has significant revenue from NISSIN, NISSIN believes that it has an ability to exercise significant influence over i-cf, Inc.

As of March 31, 2002 and 2003, the aggregate net assets of affiliates owned by NISSIN is approximately ¥259 million and ¥742 million ($6,173 thousand), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Sale of subsidiaries

As discussed in note 7, NISSIN sold its interest in Webcashing.com Co., Ltd. through an equity exchange agreement with i-cf, Inc. The sale was completed on November 1, 2002 resulting in the receipt of stock valued at ¥545 million ($4,534 thousand) and a gain of ¥334 million ($2,779 thousand).

On March 11, 2003, NISSIN sold a portion of its shares of Future Create Inc., a 51.22% previously owned subsidiary of NISSIN, for ¥105 million ($874 thousand) and recognized a loss of ¥10 million ($83 thousand). As a result, NISSIN owns only 17.07% of Future Create Inc. and accounts for it as its investment under the cost method.

9. Valuation of Goodwill

During the year ended March 31, 2003, the Company determined that goodwill associated with Ascot Co., Ltd., a 25% owned equity-method investment, BB Net Corp., a 20.6% owned equity-method investment, and Swan Credit Co., Ltd., a 20% owned equity-method investment, was impaired based on recent operating results and activity of those companies. Accordingly, the Company wrote-off the balance of ¥179 million ($1,489 thousand), ¥282 million ($2,346 thousand) and ¥4 million ($33 thousand), respectively.

In addition, during the year ended March 31, 2003, the Company determined that goodwill associated with i-cf, Inc., a 17.7% owned equity-method investment, was impaired based on the significant stock price decrease and expected reduction of future operating activity of i-cf, Inc. Accordingly, the Company wrote-off the balance of goodwill totaling ¥218 million ($1,814 thousand).

As of March 31, 2003, the Company had no remaining goodwill.

10. Short-Term and Long-Term Borrowings

Short-term borrowing as of March 31, 2002 and 2003 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Bank loans	¥1,400	¥3,200	$26,622
Commercial paper	—	2,400	19,967

Total short-term borrowings	¥1,400	¥5,600	$46,589

Interest rates on bank loans as of March 31, 2002 and 2003 are fixed under contract ranging from 2.012% to 2.400% and from 1.998% to 2.500%, with weighted average interest rate of these bank loans on the fiscal year end balances are 2.233% and 2.039%, respectively. Interest rate on commercial paper as of March 31, 2003 range from 1.100% to 1.330% and weighted average interest rate of the commercial paper on the fiscal year end balances is 1.227%. All short-term borrowings have terms ranging from 3 months to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-term borrowing as of March 31, 2002 and 2003 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

3.80% unsecured bonds, due June 13, 2002	¥3,000	¥ —	$—
3.00% unsecured bonds, due September 27, 2002	10,000	—	—
3.00% unsecured bonds, due April 20, 2004	10,000	10,000	83,195
3.32% unsecured bonds, due April 11, 2003	5,000	5,000	41,597
2.45% unsecured bonds, due March 28, 2005	10,000	10,000	83,195
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	1,500	12,479
2.35% unsecured bonds, due November 1, 2005	—	5,000	41,597
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	10,000	83,195

Total bonds	49,500	41,500	345,258

Loans from banks and other financial institutions
Secured:
Due 2002 to 2009 with fixed interest rates ranging from 2.175% to 5.500% per annum, weighted average actual rate is 2.642%	14,896	—	—
Due 2003 to 2009 with fixed interest rates ranging from 1.800% to 5.200% per annum, weighted average actual rate is 2.459%	—	20,743	172,571
Due 2002 to 2006 with floating interest rates principally based on Long-term Prime Rate (LTPR) plus -0.100% to 2.700% per annum, weighted average actual rate is 3.063%	34,502	—	—
Due 2003 to 2007 with floating interest rates principally based on LTPR plus 0.000% to 2.750% per annum, weighted average actual rate is 2.328%	—	30,920	257,238
Unsecured:
Due 2002 to 2005 with fixed interest rates ranging from 2.25% to 4.000% per annum, weighted average actual rate is 2.603%	10,536	—	—
Due 2003 to 2006 with fixed interest rates ranging from 1.650% to 2.850% per annum, weighted average actual rate is 2.527%	—	22,053	183,469
Due 2002 to 2005 with floating interest rates based on LTPR plus 0.000% to 1.500% per annum, weighted average actual rate is 2.510%	19,225	—	—
Due 2004 to 2006 with floating interest rates based on LTPR plus 0.500% to 1.575% per annum, weighted average actual rate is 2.395%	—	33,379	277,695

Total loans from banks and other financial institutions	79,159	107,095	890,973

Total long-term borrowings	¥128,659	¥148,595	$1,236,231

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion ($12.48 million) of 2.3% unsecured bonds with detachable warrants to purchase 2,598 thousand shares of common stock at an exercise price of ¥577.50 ($4.80) per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 ($9,051.58) per ¥1,000,000 ($8,319.47), of which ¥88,000 ($732.11) was attributable to the fair value of warrants. The exercise period of the warrant is from July 2, 2001 through April 19, 2004. The bond will mature on April 20, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(B)	On September 13, 2001, NISSIN issued ¥10 billion ($83.19 million) of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥785.00 ($6.53) per share of common stock.

As of March 31, 2002 and 2003, the weighted average rates of loans from banks and other financial institutions were 2.788% and 2.415%, respectively.

The Company has ¥6,429 million in long-term notes included in the table above as of March 31, 2002 which require the Company to deposit ¥1,500 million in a bank as restricted cash and maintain certain coverage ratios, such as maintaining at least a 20% ratio of net worth to liabilities, as to underlying collateral. During the year ended March 31, 2003, those long-term notes were repaid. Remaining restricted cash relates to loans discussed below.

During the year ended March 31, 2003, NISSIN entrusted loans outstanding to a trust bank. In order to raise funds, the Company sold its senior beneficiary interest in loans outstanding in trust to a third party. These transactions are a legal sale under Japanese law. Since the Company reserves an option to repurchase the senior beneficiary interest, the Company does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as a long-term liability related interest. As of March 31, 2003, entrusted loans outstanding of ¥4,573 million ($38,045 thousand) were included in loans receivable, and the related long-term liability of ¥3,574 million ($29,734 thousand) were recorded in loans from banks and other financial institutions.

The aggregate future annual maturities of bonds, long-term loans from banks and other financial institutions as of March 31, 2003 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars

Year ending March 31:
2004	¥ 58,559	$487,180
2005	56,297	468,361
2006	20,324	169,085
2007	10,836	90,150
2008 and thereafter	2,579	21,455

Total long-term borrowings:	¥148,595	$1,236,231

Under some of its borrowing arrangements, the Company has pledged certain assets as collateral. The bank may obtain this collateral in the event of financial default. Financial default includes missed or delinquent payments as provided for in the loan agreements. The following assets were pledged for short and long-term borrowings as collateral, as of March 31, 2003.

		Thousands of
	Millions of Yen	U.S. Dollars

Loans receivable	¥38,859	$323,286
Long-lived assets	728	6,057
Investment in securities	34	283
Insurance policy	31	258

Total assets pledged as collateral	¥39,652	$329,884

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Lease Obligations

The Company leases office space under operating lease agreements. These agreements are all cancelable by the Company with six month’s advance notice. Total rent under operating lease agreements was approximately ¥853 million, ¥878 million and ¥881 million ($7,329 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

The minimum rental assuming no cancellation on operating lease payments that have initial lease terms in excess of one year as of March 31, 2003 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars

Year ending March 31:
2004	¥ 732	$6,090
2005	304	2,529
2006	2	17

Total minimum future rentals	¥1,038	$8,636

The Company leases certain equipment, software and vehicles under capital leases.

Acquisition costs and accumulated amortization of leased assets as of March 31, 2002 and 2003 are as follows:

			Thousand of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Acquisition costs	¥3,709	¥3,374	$28,070
Accumulated amortization	(2,088)	(1,487)	(12,371)

Net leased property	¥1,621	¥1,887	$15,699

Future minimum lease payments for the above assets under capital leases as of March 31, 2003 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars

Year ending March 31:
2004	¥690	$5,740
2005	527	4,384
2006	413	3,436
2007	297	2,471
2008	51	424

Total minimum lease payments	1,978	16,455
Less: Amount representing interest	(64)	(532)

Present value of minimum lease payments	1,914	15,923
Less: Current portion	(659)	(5,482)

Long-term capital lease obligations	¥1,255	$10,441

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Retirement Plans — Employee, Director and Statutory Auditor

The Company sponsored pension and retirement plans for the Company’s employees, which the Company terminated on March 31, 2002. Benefits under these plans were generally determined based on amounts of compensation, years of service and voluntary or involuntary termination. Involuntary terminations include retirement at the normal retirement age of 60. The Company had the following types of plans:

Unfunded Plans:
Employee severance plan
Director and statutory auditor retirement plan
Fully-funded Plans:
Non-contributory funded pension plan

Under the unfunded plans, employees were entitled to either lump-sum payments at the time of termination of their employment or to annuity payments. Directors and statutory auditors were not covered by the employee plan but were covered by a director and statutory auditor plan. Accrued retirement benefits are unpaid retirement benefits for both employees and directors and statutory auditors at March 31, 2002 and for directors and statutory auditors only at March 31,2003.

Under the non-contributory funded pension plan, the Company contributes based on participating employees. Amounts paid by the Company for the non-contributory plan totaled ¥11 million and ¥11 million for the years ended March 31, 2001 and 2002, respectively. Due to the termination of the non-contributory plan, there are no payments for the year ended March 31, 2003.

The employee severance plan, director and statutory auditor retirement plan and the non-contributory funded plan were terminated as follows:

Directors and Statutory Auditors: This retirement plan was terminated effective April 1, 1999 and the retirement liability as of March 31, 1999 will be paid at the time of retirement from the Company.

Employees: The Company announced the termination in November 2001 and was effective March 31, 2002. Total retirement benefits as of March 31, 2002 were ¥210 million, ¥165 million of which would be provided by the retirement plan. The remainder of ¥45 million was included in accrued benefit liabilities in the balance sheet together with the portion for directors and statutory auditors. All liabilities were paid on April 25, 2002.

The components of net pension and severance costs for the unfunded plans and non-contributory funded pension plan for the years ended March 31, 2001, 2002 and 2003 were as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Service cost	¥66	¥54	¥ —	$—
Interest cost	6	6	—	—
Expected return on plan assets	(3)	(3)	—	—

Net periodic cost	¥69	¥57	¥ —	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The status of benefit obligations and plan assets as of March 31, 2002 and 2003 are as follows:

Change in benefit obligation:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Benefit obligation at beginning of year	¥559	¥582	$4,842
Service cost	54	—	—
Interest cost	6	—	—
Actuarial loss	(3)	—	—
Benefit paid	(34)	(246)	(2,047)

Benefit obligation at end of year	¥582	¥336	$2,795

Assumptions used for benefit obligations above as of March 31, 2001, 2002 and 2003 are as follows:

	Percentages

	2001	2002	2003

Discount rate	3.0%	3.0%	—%
Rate of compensation increase	4.0	4.0	—
Expected return on plan assets	2.0	2.0	—

Change in plan assets:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Fair value of plan assets at beginning of year	¥167	¥165	$1,373
Actual return on plan assets	3	—	—
Actuarial loss	(15)	—	—
Contribution	10	—	—
Assets paid	—	(165)	(1,373)

Fair value of plan assets at end of year	¥165	¥ —	$—

Total recognized liabilities in the balance sheets:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Employees	¥45	¥ —	$—
Directors and statutory auditors	372	336	2,795
Obligations in excess of plan assets	¥417	¥336	$2,795

In addition, the Company participates in the mandatory fully-funded contributory funded plan under the Japanese Welfare Pension Insurance Law. Under this plan, contributions are made by both the Company and its employees. Amounts paid by the Company under this plan totaled ¥262 million, ¥308 million and ¥331 million ($2,754 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Derivative Financial Instruments and Risk Management

In order to reduce its exposure to fluctuations in interest rates on variable rate borrowings, the Company utilizes derivative financial instruments such as interest rate swap and interest rate cap contracts. The counter-parties to these instruments are major international financial institutions with favorable credit ratings, thereby reducing credit risk exposure for non-performance.

Effective April 1, 2001, the Company adopted SFAS No. 133. As of April 1, 2001, outstanding interest rate swap and cap agreements were considered to be at least 80% effective in achieving offsetting changes in the cash flows of the liabilities being hedged. The ineffective portion of the hedge instruments is not considered significant and will be reflected as a direct charge to income before income taxes of ¥71 million. The fair value of the effective portion of the hedge instruments will be reflected as an unrealized loss in comprehensive income and totaled approximately ¥165 million, net of income taxes. This amount was amortized and recognized as interest expense over the remaining contract terms through January 2003.

Derivative financial instruments outstanding as of March 31, 2002 are summarized as follows:

Interest rate swap:

	Millions of Yen	Interest Rate			Millions of Yen

Number of				Ultimate
Agreements	Notional Principal	Pay	Receive	Maturity	Fair Value	Deferred Amount

1	¥1,000	Fixed at 3.870%	LTPR	June 2002	¥(4)	¥(3)
3	5,000	Fixed at	¥LIBOR	August 2002	(43)	(35)
		1.775 to 1.995%
4	¥6,000				¥(47)	¥(38)

Interest rate cap:

					Millions of Yen

	Millions of Yen	Interest Rate			Cost

Number of				Ultimate
Agreements	Notional Principal	Base	Cap	Maturity	Paid	Unamortized	Fair Value	Deferred Amount

5	¥5,000	LTPR	4.000 to	June 2002	¥130	¥4	¥0	¥(3)
			4.500%
8	21,000	5YSR	2.500 to	January 2003	452	46	0	(37)
			3.000%
13	¥26,000				¥582	¥50	¥0	¥(40)

Applicable interest rates as of March 31, 2002 are as follows:

LTPR	2.3000%
¥LIBOR (LIBOR Yen Rate for 3 Months)	0.0875%
5YSR (5-Year Swap Rate)	0.5610%

The notional amounts above are the underlying principal amounts used in determining the interest swapped over the period of the swap

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

agreements or the interest to be received during the period of the cap agreements and, therefore, they are not measures of the Company’s exposure to loss through its use of derivatives. The unamortized cost of interest rate cap agreements above is included in other assets on the balance sheet. The fair value is estimated based on quotes from market makers of these instruments and represents the estimated amounts that the Company would expect to receive and pay if the Company terminated the agreements as of March 31, 2002. These instruments were considered to be at least 80% effective in achieving offsetting changes in the cash flows of the liabilities being hedged.

During the year ended March 31, 2003, all derivative contracts were expired. As of March 31, 2003 the Company does not have any outstanding derivative contracts.

14. Stock-based Compensation

NISSIN has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant Plan:

Under NISSIN’s incentive warrant plans, on April 23, 1999, NISSIN issued unsecured bonds with detachable warrants. These warrants were immediately repurchased at their fair market value and granted as compensation to directors and selected employees in NISSIN. The warrants were convertible into approximately 2,968 thousand shares of common stock at an exercise price of ¥330.00 per share. The exercise period of the warrants was from June 1, 1999 through April 20, 2001. The warrants were immediately exercisable at the time of grant, but expired at the time of termination of employment with NISSIN.

Under NISSIN’s incentive warrant plans, on April 20, 2001, NISSIN issued unsecured bonds with detachable warrants. These warrants were immediately repurchased at their fair market value and granted as compensation to directors and selected employees in NISSIN. The warrants are convertible into approximately 2,598 thousand shares of common stock at an exercise price of ¥577.50 ($4.80) per share. The exercise period of the warrant is from July 2, 2001 through April 19, 2004. The warrants are immediately exercisable at the time of grant, but expire at the time of termination of employment with the Company.

Stock Option Plan:

Following approval of the shareholders at NISSIN’s Annual Shareholders’ Meeting on June 27, 2000, NISSIN granted share subscription rights to directors and selected employees on July 11, 2000. Under this stock option plan, options to purchase common stock of 2,070 thousand shares were granted at the exercise price of ¥518.00 per share, which was priced at 110% of the closing price of the day before the approval of grant, and were exercisable from November 1, 2000 and expired on October 31, 2002 or upon termination of employment with NISSIN.

Following approval of the shareholders at NISSIN’s Annual Shareholders’ Meeting on June 22, 2002, NISSIN granted share subscription rights to directors, employees and temporary staff with tenure of over one year on September 10, 2002. Under this stock option plan, options to purchase common stock of 2,990 thousand shares were granted at the exercise price of ¥498.00 ($4.14) per share, which was priced at 110% of the closing price of the day before the approval of grant, and are exercisable from October 1, 2002 and expire on September 30, 2005 or termination of employment with NISSIN.

Under APB 25, NISSIN recognized no compensation expense related to these grants as no options were granted at a price below the market price on the day of grant. The options automatically vest upon exercise.

A summary of NISSIN’s options and warrants changes during the years ended March 31, 2001, 2002 and 2003 is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Weighted-average	Weighted-average Exercise
	Number of Shares	Remaining Life	Price Per Shares

	(Thousands)	(Years)	Yen	U.S. Dollars

Outstanding at March 31, 2000	1,608	1.1	¥330	$2.75
Granted	2,070	2.3	518	4.31
Exercised	(1,544)	—	330	2.75
Expired or forfeited	(138)	—	475	3.95

Outstanding at March 31, 2001	1,996	1.6	515	4.28
Granted	2,598	2.1	578	4.81
Exercised	(1,712)	—	518	4.31
Expired or forfeited	(256)	—	528	4.39

Outstanding at March 31, 2002	2,626	2.0	574	4.78
Granted	2,990	3.1	498	4.14
Exercised	(40)	—	498	4.14
Expired or forfeited	(523)	—	521	4.33

Outstanding at March 31, 2003	5,053	1.8	¥535	$4.45

15. Related Party Transactions

The Company receives insurance agency services from an entity 100% owned by NISSIN’s chairman and his relatives. Further the Company leases office space to the same entity.

These transactions for the years ended March 31, 2001, 2002 and 2003 are summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Insurance paid to related party	¥40	¥13	¥45	$374
Rent income from related party	3	2	1	8

The Company leases office and parking space to an entity 93.3% owned by NISSIN’s president and his relatives. Total rent received was ¥2 million, ¥6 million and ¥4 million ($33 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

On March 31, 2003, the Company received an advance of ¥9 million ($75 thousand) from relative of NISSIN’s chairman and president in connection with his purchase of real estate property from the Company.

During the years ended March 31, 2002 and 2003, the Company paid commissions on business introductions of ¥21 million and ¥ 33 million ($275 thousand) to Ascot Co., Ltd., a 25% owned affiliate.

During the year ended March 31, 2003, the Company paid commissions on business introductions of ¥1 million ($8 thousand) to and received guarantee fees of ¥4 million ($33 thousand) from Shinsei Business Finance, Co., Ltd., 25% owned affiliate.

During the year ended March 31, 2003, the Company paid commissions for successful referrals of ¥424 million ($3,527 thousand) to Webcashing.com Co., Ltd. Webcashing.com Co., Ltd. is a significant wholly-owned subsidiary of i-cf, Inc., a 17.7% owned affiliate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Income Taxes

     The components of income tax expense for the years ended March 31, 2001, 2002 and 2003 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Current:
National	¥2,531	¥2,594	¥3,286	$27,338
Local	1,420	1,436	1,804	15,008

	3,951	4,030	5,090	42,346
Deferred:
National	(121)	(147)	(753)	(6,265)
Local	(67)	(82)	(413)	(3,435)

	(188)	(229)	(1,166)	(9,700)

Income taxes	¥3,763	¥3,801	¥3,924	$32,646

The significant components of deferred tax assets as of March 31, 2002 and 2003 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Deferred tax assets:
Loans receivable charge-off	¥64	¥70	$582
Allowance for loan losses	867	1,728	14,376
Accrued local taxes	188	261	2,171
Accrued retirement benefit	155	135	1,123
Accrual salary expenses	174	148	1,231
Impairment of long-lived assets	93	164	1,364
Investment securities	71	206	1,714
Other	216	117	975

Total deferred tax assets	1,828	2,829	23,536
Deferred tax liabilities:
Bond issuance costs	206	169	1,406
Loan origination costs	413	417	3,469
Accumulated depreciation	65	59	491
Other	1	—	—

Total deferred tax liabilities	685	645	5,366

Deferred tax assets, net	¥1,143	¥2,184	$18,170

The Company believes that it will fully realize its total deferred tax assets as of March 31, 2003 based on the Company’s history of taxable income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to national and local income taxes, which in the aggregate result in a statutory tax rate of 41.8% for the years ended March 31, 2001, 2002 and 2003. Due to the change in Japanese tax regulations, the statutory tax rate will be reduced from 41.8% to 40.4% effective April 1, 2004. The respective newly enacted rate is used in calculating the future expected tax effects of temporary differences as of March 31, 2003. The effect of the change in the tax rate on deferred income tax assets and liabilities as of March 31, 2003 is insignificant.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate for the years ended March 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003

Statutory tax rate	41.8%	41.8%	41.8%
Increase (reduction) in taxes resulting from:
Expenses not deductible for tax purpose	0.3	0.9	0.6
Per capita levy	0.7	0.8	0.7
Effect of tax rate change	—	—	(0.2)
Other	0.4	0.7	0.2

Effective income tax rate	43.2%	44.2%	43.1%

17. Commitment and Contingencies

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to Consumer loan and Business Timely loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.

The Company’s unfunded credit lines on March 31, 2002 and 2003 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Consumer loans:
Unfunded credit lines with loan outstanding	¥5,119	4,254	$35,391
Unfunded credit lines without loan outstanding	15,452	14,640	121,797
Business Timely loans:
Unfunded credit lines with loan outstanding	3,343	2,967	24,684
Unfunded credit lines without loan outstanding	13,590	14,066	117,022

Total unfunded credit lines	¥37,504	¥35,927	$298,894

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the years ended March 31, 2001, 2002 and 2003, approximately ¥36 million, ¥28 million and ¥72 million ($599 thousand) of interest income were refunded to borrowers, respectively.

As of March 31, 2003, NISSIN was liable as a guarantor for borrowings of ¥1,327 million ($11,040 thousand) by customers of Sanyo Club Co., Ltd. Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related expenses incurred by Sanyo Club Co., Ltd. For the year ended March 31, 2003, NISSIN received guarantee fees of ¥31 million ($258 thousand), net of operating expenses of ¥58 million ($483 thousand), from Sanyo Club Co., Ltd. NISSIN is required to perform as a guarantor for the loans which payments are 120 days or more delinquent. The Company maintains a reserve for estimated guarantee losses. As of March 31, 2003, ¥8 million ($67 thousand) was reserved for estimated guarantee losses. During the year ended March 31, 2003, as a result of contractual commitments under this arrangement, NISSIN paid Sanyo Club Co., Ltd. ¥3 million ($25 thousand). Under the loan agreement, borrowers are not required to have a guarantor nor provide collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance, Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loan: NISSIN guarantees 100% of borrowings by customers for 3S loan and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans which payments are 14 days or more delinquent. NISSIN guaranteed borrowings of ¥144 million ($1,198 thousand) as of March 31, 2003 and received guarantee fees of ¥3 million ($25 thousand) for the year ended March 31, 2003. Under the agreement of 3S loan, borrowers are required to have two guarantors.

Business loan: NISSIN guarantees 10% of borrowings by customers for Business loan and earns 10% of the interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans which payments are 90 days or more delinquent. NISSIN has outstanding guarantees under this agreement of ¥33 million ($275 thousand) as of March 31, 2003 and received guarantee fees of ¥485 thousand ($4 thousand) for the year ended March 31, 2003. Under the agreement of Business loan, borrowers are not required to have a guarantor nor provide collateral.

During the year ended March 31, 2003, as there were no delinquent SBF customer payments, NISSIN did not make any payments for 3S loans and Business loans as a guarantor. As of March 31, 2003, ¥1 million ($8 thousand) was reserved for estimated guarantee losses.

18. Shareholders’ Equity

Effective October 1, 2001, to comply with a change in the Code, the Company’s common stock was changed from ¥50 par value to no par stock. The change had no impact to common stock outstanding or additional paid-in capital. However, under the Code, at least one-half of the issue price of a new share is required to be designated as common stock, and proceeds in excess of the amount designated as common stock are to be credited to additional paid-in capital. The portion to be designated as common stock is determined by resolution of the Board of Directors in advance of the issue. Additional paid-in capital may be used to reduce a deficit or retire treasury stock by resolution of the Shareholders’ Meeting or may be transferred to common stock by resolution of the Board of Directors.

The amended Code also provides that an amount equal to at least 10% of certain cash disbursements with respect to each fiscal year be appropriated to a legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of stated capital. The legal reserve may be used to reduce a deficit or retire treasury stock by resolution of the Shareholders’ Meeting or may be transferred to common stock by resolution of the Board of Directors.

The Code also provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to resolution of the Shareholders’ Meeting and procedures for the protections of creditors.

As of March 31, 2002 and 2003, legal reserves included in retained earnings were ¥401 million ($3,336 thousand).

The maximum amount that a company can distribute as dividends is calculated based on the unconsolidated retained earnings excluding legal reserves of a company in accordance with the Code.

On March 10, 2003, the Board of the Directors approved a two-for-one split of the common stock for shareholders of record as of March 31, 2003. The stock split was effective May 20, 2003. As a result of the split, the number of outstanding shares of common stock increased by 66,312,028. All share and per share amounts in these financial statements have been adjusted to reflect post-split amounts.

On June 22, 2002, at the Annual Shareholders’ Meeting, the shareholders authorized an increase in authorized shares from 120 million shares to 240 million shares.

19. Reconciliation of the Differences Between Basic and Diluted Net Income Per Share

Basic and diluted EPS as well as the number of shares in the following table have been adjusted to reflect the two-for-one stock splits that were completed on May 21, 2002 and May 20, 2003. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2001, 2002 and 2003 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Net income	¥4,952	¥4,801	¥5,176	$43,062
After—tax equivalent of interest expense on 1.7% convertible bond	—	58	99	823

Income for purpose of computing diluted net income per share	¥4,952	¥4,859	¥5,275	$43,885

	Thousands of Shares

	2001	2002	2003

Weighted-average shares — basic	129,488	131,868	128,920
Effect of dilutive securities:
Warrants and options	236	138	—
Convertible bond	—	7,430	12,738

Weighted-average shares for diluted EPS computation	129,724	139,436	141,658

	Yen			U.S. Dollars

	2001	2002	2003	2003

Basic EPS	¥38.25	¥36.41	¥40.15	$0.33
Diluted EPS	38.18	34.85	37.24	0.31

Diluted EPS computation for the year ended March 31, 2001 excluded stock options issued in 2001 because their effect would have been antidilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Cash Flow Information

Cash payments for interest and income taxes during the years ended March 31, 2001, 2002 and 2003 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Interest	¥3,537	¥3,524	¥3,795	$31,572
Income taxes	3,791	3,989	4,169	34,684

Non-cash investing and financing activities during the years ended March 31, 2001, 2002 and 2003 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Equipment and software obtained under capital lease	¥387	¥745	¥1,198	$9,967

21. Disclosures About Fair Value of Financial Instruments

     SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosures of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the Company’s balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The use of deferent market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgment is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair values of the Company’s financial instruments as of March 31, 2002 and 2003 are as follows:

	Millions of Yen				Thousands of U.S. Dollars

	2002		2003		2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and cash equivalents	¥17,116	¥17,116	¥23,612	¥23,612	$196,439	$196,439
Loans receivable, net	148,235	148,235	166,977	166,977	1,389,160	1,389,160
Purchased loans receivable, net	380	380	2,946	2,946	24,509	24,509
Investment securities	3,958	3,958	2,234	2,234	18,586	18,586
Financial liabilities:
Short-term borrowings	1,400	1,400	5,600	5,600	46,589	46,589
Long-term borrowings	128,659	128,178	148,595	148,112	1,236,231	1,232,213
Off-balance-sheet financial instruments:
Interest rate swaps	—	(47)	—	—	—	—
Interest rate caps	101	0	—	—	—	—
Borrowings with guarantees	—	—	—	(9)	—	(75)
Loan commitments	—	—	—	—	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a)	Cash and Cash Equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

b)	Loans receivable: The market rate of interest for the Company’s loan products has not changed significantly during the lapsed term of the Company’s loan portfolio. Accordingly, the Company believes the carrying value of its loan portfolio approximates fair value.

c)	Investment Securities: The fair value of available-for-sale securities is based on quoted market prices. The company also holds approximately ¥906 million and ¥727 million ($6,048 thousand) in private securities as of March 31, 2002 and 2003, respectively. The fair value of private securities is assumed to estimate cost until such time as new equity or financing or significant changes operations demonstrate a new fair value.

d)	Short-term Borrowings: Short-term borrowings are carried at an amount that approximates fair value.

e)	Long-term Borrowings: Long-term borrowings, including current portion, are estimated based on either the market value or the discounted amounts of future cash flows. The borrowing interest rates which were currently available to the Company offered by financial institutions for debt with similar terms and remaining average maturities are used as the discount rates. The fair value of syndicated bonds is estimated using a discounted cash-flow calculation that applies interests rates at an assumed marginal market-funding rate.

f)	Off-balance-sheet Financial Instruments: The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate and dealer quotes are available for most of the Company’s derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

g)	Borrowings with guarantees: The fair value of guaranteed borrowings generally reflects the probable and estimable amounts that the Company would pay for the delinquent payments of borrowing under guarantee.

h)	Loan Commitments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. The Company has no fixed rate loan commitments. The estimated fair value of all such commitments is insignificant.

22. Cumulative Other Comprehensive Income

Cumulative other comprehensive income and related taxes effect for the years ended March 31, 2001, 2002 and 2003, is as follows:

	Millions of Yen

	Other Comprehensive		Cumulative Other
	Income before	Income Tax Expense	Comprehensive
	Income Tax	(Benefit)	Income

March 31, 2000	¥2,860	¥(1,196)	¥1,664
Unrealized gains on investment securities:
Unrealized holding gains or losses during the period	(2,954)	1,235	(1,719)
Less: Reclassification adjustment for realized gains or losses included in net income	602	(251)	351

March 31, 2001	508	(212)	296
Unrealized gains on investment securities:
Unrealized holding gains or losses during the period	(842)	352	(490)
Less: Reclassification adjustment for realized gains included in net income	606	(253)	353
Unrealized losses on derivative instruments:
Unrealized holding losses arising during the period	(97)	40	(57)
Less: Reclassification adjustment for realized losses included in net income	19	(8)	11

March 31, 2002	194	(81)	113
Unrealized gains on investment securities:
Unrealized holding gains or losses during the period	(1,127)	459	(668)
Less: Reclassification adjustment for realized gains included in net income	973	(393)	580
Unrealized losses on derivative instruments:
Unrealized holding losses arising during the period	—	—	—
Less: Reclassification adjustment for realized losses included in net income	78	(33)	45

March 31, 2003	¥118	¥(48)	¥70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars

	Other Comprehensive		Cumulative Other
	Income before	Income Tax Expense	Comprehensive
	Income Tax	(Benefit)	Income

March 31, 2002	$1,614	$(674)	$940
Unrealized gains on investment securities:
Unrealized holding gains or losses during the period	(9,376)	3,819	(5,557)
Less: Reclassification adjustment for realized gains included in net income	8,095	(3,270)	4,825
Unrealized losses on derivative instruments:
Unrealized holding losses arising during the period	—	—	—
Less: Reclassification adjustment for realized losses included in net income	649	(275)	374

March 31, 2003	$982	$(400)	$582

23. Segment Information

     The Company has historically operated as a single segment, consisting of consumer and related other loans to individuals. Included in this segment are consumer, Wide, Business Timely, small business owner, secured and other loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd., to acquire and service non-performing debts from banks or other financial institutions in Japan. As discussed in Note 8, NISSIN sold a portion of its shares of a former subsidiary, Future Create Inc. Future Create Inc. is a private Japanese corporation providing consulting services to individuals and companies interested in leasing. Nissin Servicer Co., Ltd. and Future Create Inc. are being operated as separate segments but do not qualify as separate reportable segments under SFAS No. 131. All operating activities are currently exclusively in Japan. Selected information for our segments is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Millions of Yen

	Consumer and Ordinary
	Loans	Other	Total

2001
Interest income	¥29,886	¥-	¥29,886
Interest expense	4,166	—	4,166
Provision for loan losses	4,566	—	4,566
Net income	4,952	—	4,952
Assets carrying value	163,722	—	163,722

2002 Interest income	¥33,966	¥10	¥33,976
Interest expense	3,884	—	3,884
Provision for loan losses	7,433	—	7,433
Net income	4,791	10	4,801
Assets carrying value	179,495	802	180,297

2003
Interest income	¥38,520	¥714	¥39,234
Interest expense	3,951	33	3,984
Provision for loan losses	12,545	143	12,688
Net income	4,968	208	5,176
Assets carrying value	203,236	3,338	206,574

	Thousands of U.S. Dollars

	Consumer and Ordinary
	Loans	Other	Total

2003
Interest income	$320,466	$5,940	$326,406
Interest expense	32,870	275	33,145
Provision for loan losses	104,367	1,190	105,557
Net income	41,331	1,731	43,062
Assets carrying value	1,690,816	27,770	1,718,586

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Subsequent Events

1.	On June 24, 2003, at the NISSIN’s Annual Shareholders’ Meeting, the shareholders authorized the following:

(1)	Payment of a year-end cash dividend of ¥3.75 ($0.031) and memorial cash dividend of ¥0.5 ($0.004) per share to shareholders of record as of March 31, 2003 or a total of ¥537 million ($4,468 thousand)

(2)	Payment of bonuses to directors and statutory auditors of ¥56 million ($466 thousand)

(3)	The issuance of up to 1.5 million shares stock options to directors, statutory auditors and other certain employees. The exercise price per stock option will be based on a formula and be exercisable over a three year term

(4)	A plan to repurchase outstanding shares of NISSIN stock:

. At an aggregate purchase price totaling ¥2,000 million ($16,639 thousand), or

. Up to 3 million shares

(5)	An increase in authorized shares from 240 million shares to 480 million shares

2.	Upon the approval at the above Annual Shareholders’ Meeting, NISSIN granted share subscription rights to directors and certain employees on July 16, 2003. Under this stock option plan, options to purchase common stock of 1,350 thousand shares were granted at the exercise price of ¥532.00 ($4.43) per share, which was priced at 110% of the monthly averaged closing price of June 2003, and are exercisable from August 1, 2003 and expire on the July 31, 2006 or upon termination of employment with NISSIN. On July 16, 2003, the closing price of NISSIN's stock on the Tokyo Stock Exchange is ¥492 ($4.09) per share.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NISSIN CO., LTD.

By	/s/ Kunihiko Sakioka
Name: Kunihiko Sakioka
Title: President, Chief Executive Officer and Representative Director

July 22, 2003

S-1

CERTIFICATIONS

     I, Kunihiko Sakioka, certify that:

     1.     I have reviewed this annual report on Form 20-F of Nissin Co., Ltd.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a)     Any significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

NISSIN CO., LTD.

By	/s/ Kunihiko Sakioka
Name: Kunihiko Sakioka
Title: President, Chief Executive Officer and Representative Director

July 22, 2003

C-1

CERTIFICATIONS

     I, Hitoshi Higaki, certify that:

     1.     I have reviewed this annual report on Form 20-F of Nissin Co., Ltd.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a)     Any significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

NISSIN CO., LTD.

By	/s/ Hitoshi Higaki
Name: Hitoshi Higaki
Title: Managing Director

July 22, 2003

C-2

INDEX OF EXHIBITS

Exhibit
Number	Description

1.1	- Our Articles of Incorporation (English Translation)
1.2	- Our Share Handling Regulations (English Translation)
1.3	- Our Regulations of the Board of Directors (English Translation)
1.4	- Our Regulations of the Board of Statutory Auditors (English Translation)
2.1	- Our Specimen Common Stock Certificate (English Translation) *
2.2	- Form of Deposit Agreement Among Nissin Co., Ltd., The Bank of New York as Depositary and All Owners and Holders from Time to Time of American Depositary Receipts, Including the Form of American Depositary Receipt (Incorporated by Reference to the Registration Statement on Form F-6 (File No. 333-97133) filed on July 24, 2002) *
8.1	- List of Our Subsidiaries

     * Incorporated by reference to the corresponding exhibit to our Form F-1 Registration Statement (File No. 333-97229) declared effective on August 1, 2002.