Form 20-F
period 2004-03-31
NISSIN CO LTD
filed 2004-07-20
CIK 1178551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004
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

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As adjusted for our two-for-one stock split in May 2004, 252,456,334 shares of our common stock outstanding at March 31, 2004, including 367,200 shares represented by 183,600 American Depositary Shares.

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

     This annual report on Form 20-F contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct.

     Important risks and factors that could cause our actual results to differ materially from the forward-looking statements are in Item 3.D and elsewhere in this annual report on Form 20-F and include, without limitation:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy and unemployment rates in Japan;

•	competition from large consumer finance companies and other financial institutions in the consumer finance and loan servicing industries;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the moneylending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to establish and maintain profitable joint ventures and strategic alliances;

•	our ability to successfully enter new markets such as loan servicing; and

•	reliability of information or technological systems and networks.

PART I

Item 1.   Identity of Directors, Senior Management and Advisors.

     Not required.

Item 2.   Offer Statistics and Expected Timetable.

     Not applicable.

Item 3.   Key Information.

A.	Selected Financial Data.

     You should read the following selected consolidated financial information together with Item 5 of this annual report on Form 20-F and our consolidated financial statements and the notes to the consolidated financial statements beginning on page F-1.

     The consolidated income statement data for the years ended March 31, 2000, 2001, 2002, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2001, 2002, 2003 and 2004 that are identified as being in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, are derived from our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by BDO Sanyu & Co., independent accountants. We have included in this annual report on Form 20-F our consolidated financial statements for the years ended March 31, 2002, 2003 and 2004.

U.S. GAAP Selected Financial Information

	Year ended/As of March 31,
	2000	2001	2002	2003	2004	2004
	(in millions of yen and thousands of dollars except per share data)
Consolidated Income Statement Data:
Total interest income	¥26,899	¥29,886	¥33,976	¥39,234	¥40,107	$379,478
Total interest expense	3,873	4,166	3,884	3,984	3,724	35,235

Net interest income	23,026	25,720	30,092	35,250	36,383	344,243
Provision for loan losses	4,393	4,566	7,433	12,688	13,461	127,363

Net interest income after provision for loan losses	18,633	21,154	22,659	22,562	22,922	216,880
Total non-interest income (loss)	232	(409)	(428)	846	838	7,929
Total non-interest expense	10,473	12,030	13,629	14,308	13,101	123,958

Income before income taxes	8,392	8,715	8,602	9,100	10,659	100,851
Income taxes	3,937	3,763	3,801	3,924	4,582	43,353

Net income	¥4,455	¥4,952	¥4,801	¥5,176	¥6,077	$57,498

Per Share Data:
Net income
Basic	¥17.30	¥19.13	¥18.21	¥20.08	¥24.37	$0.23
Diluted	17.24	19.09	17.43	18.62	22.46	0.21
Cash dividends paid	2.09	2.92	3.02	3.19	4.00	0.04

Consolidated Balance Sheet Data:
Cash and cash equivalents		¥25,841	¥17,116	¥23,612	¥20,243	$191,532
Loans receivable, net		122,522	148,235	166,977	166,890	1,579,052
Other		15,359	14,946	15,985	23,135	218,895

Total assets		¥163,722	¥180,297	¥206,574	¥210,268	$1,989,479

Short-term borrowings		¥1,740	¥1,400	¥5,600	¥5,563	$52,635
Long-term borrowings		116,520	128,659	148,595	142,577	1,349,011
Other		6,155	6,315	6,782	7,670	72,571

Total liabilities		124,415	136,374	160,977	155,810	1,474,217
Minority interests		9	148	—	161	1,523
Total shareholders’ equity		39,298	43,775	45,597	54,297	513,739

Total liabilities and shareholders’ equity		¥163,722	¥180,297	¥206,574	¥210,268	$1,989,479

     As we did not prepare U.S. GAAP financial information, other than consolidated income statement data, prior to the year ended March 31, 2001, we have also included Japanese GAAP financial information below. The consolidated income statement data for the years ended March 31, 2000, 2001, 2002, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2000, 2001, 2002, 2003 and 2004 that are identified as being in accordance with Japanese GAAP are derived from our consolidated financial statements prepared in accordance with Japanese GAAP, which have been audited by BDO Sanyu & Co. and are not included in this annual report on Form 20-F.

     There are significant differences between U.S. GAAP and Japanese GAAP. As applicable to us, primary differences include differences in loan origination costs, depreciation of long-lived assets, impairment of assets such as investment securities and accounting for capital leases, debt, derivatives, issuance costs of stock and bonds and treasury stock.

Japanese GAAP Selected Financial Information

	Year ended/As of March 31,
	2000	2001	2002	2003	2004	2004
	(in millions of yen and thousands of dollars except per share data)
Consolidated Income Statement Data:
Operating income:
Interest income from notes and loans receivable	¥27,119	¥30,190	¥34,344	¥39,073	¥38,624	$365,446
Revenue from purchased loans collected	—	—	33	2,859	4,538	42,937
Other financial income	14	22	5	1	1	10
Other operating income	1,943	1,895	2,134	3,669	2,531	23,947

Total operating income	29,076	32,107	36,516	45,602	45,694	432,340
Financial costs	3,669	3,894	3,642	3,675	3,389	32,065
General and administrative expenses	11,480	13,330	14,906	15,180	14,178	134,147
Loan loss-related expenses	5,328	5,507	8,332	13,559	14,099	133,400
Costs of purchased loans collected	—	—	22	2,147	2,469	23,361

Total operating expenses	20,477	22,731	26,902	34,561	34,135	322,973

Operating income	8,599	9,376	9,614	11,041	11,559	109,367
Other (expense) income, net	(578)	(351)	(1,057)	(1,868)	(785)	(7,427)

Income before income taxes	8,021	9,025	8,557	9,173	10,774	101,940
Income taxes	3,600	3,872	3,739	3,948	4,584	43,372
Minority interests	—	0	0	15	4	38

Net income	¥4,421	¥5,153	¥4,818	¥5,210	¥6,186	$58,530

Per Share Data:
Net income — Basic	¥17.17	¥19.90	¥18.27	¥19.91	¥24.52	$0.23
Cash dividends paid	2.09	2.92	3.02	3.19	4.00	0.04

Consolidated Balance Sheet Data:
Cash and cash equivalents	¥17,149	¥25,841	¥17,116	¥23,612	¥20,243	$191,532
Loans receivable, net	106,852	121,775	147,241	165,945	165,853	1,569,240
Purchased loans receivable, net	—	—	382	2,946	4,342	41,082
Property and equipment	3,706	3,281	2,309	1,964	2,250	21,289
Investment securities	4,478	4,793	4,217	3,083	9,662	91,418
Other assets	5,519	5,799	6,569	6,165	5,606	53,042

Total assets	¥137,704	¥161,489	¥177,834	¥203,715	¥207,956	$1,967,603

Short-term borrowings	¥1,872	¥1,740	¥1,400	¥5,600	¥5,563	$52,635
Long-term borrowings	98,360	116,520	128,659	148,595	142,577	1,349,011
Other liabilities	3,551	4,239	4,435	4,614	5,822	55,086

Total liabilities	103,783	122,499	134,494	158,809	153,962	1,456,732
Minority interests	—	9	148	—	161	1,523
Total shareholders’ equity	33,921	38,981	43,192	44,906	53,833	509,348

Total liabilities, minority interests and shareholders’ equity	¥137,704	¥161,489	¥177,834	¥203,715	¥207,956	$1,967,603

Exchange Rate Information

     For convenience, we have translated certain yen amounts in this annual report on Form 20-F into dollars at the rate of ¥105.69 = $1.00, the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot dollars by telegraphic transfer against yen as of March 31, 2004, the date of our most recent balance sheet included in this annual report on Form 20-F.

     However, you should not construe such translations as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate.

     The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year ended March 31,	High	Low	Average (1)	Period-end
2000	¥124.45	¥101.53	¥110.02	¥102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.91	104.18
Calendar month
January 2004	107.17	105.52	106.27	105.84
February 2004	109.59	105.36	106.71	109.26
March 2004	112.12	104.18	108.52	104.18
April 2004	110.37	103.70	107.66	110.37
May 2004	114.30	108.50	112.20	110.18
June 2004	111.27	107.10	109.43	109.43

(1)	Fiscal year information calculated from the average of the exchange rates on the last days of all the months during the fiscal year.

     The noon buying rate for yen on July 16, 2004 was ¥108.77 per $1.00.

B.	Capitalization and Indebtedness.

     Not required.

C.	Reasons for the Offer and Use of Proceeds.

     Not applicable.

D.	Risk Factors.

We may suffer larger loan losses if defaults on loans by our customers continue to increase as a result of weak economic conditions in Japan

     Weak economic conditions in Japan may lead to increased defaults on loans, which in turn would cause us to increase our charge-offs of loans and our provisions for loan losses, thereby adversely affecting our results of operations and financial condition. While the Japanese loan market has grown rapidly in recent years, the continued sluggishness of the Japanese economy has resulted in increases in personal bankruptcies, defaults on loans and the level of unemployment. According to the latest preliminary figures from the Supreme Court of Japan, there were an all time high of approximately 243 thousand petitions for personal bankruptcies in Japan during calendar year 2003, after reaching approximately 215 thousand petitions during calendar year 2002. The seasonally adjusted unemployment rate in Japan has gradually increased since 1993 and it ranged between 4.9% and 5.5% during 2003. An increase in defaults on loans by our customers due to these conditions along with growth in our total loans outstanding has contributed to the rise in our provision for loan losses, from ¥7,433 million for the year ended March 31, 2002 to ¥12,545 million for the year ended March 31, 2003 to ¥12,824 million for the year ended March 31, 2004.

If the economic situation in Japan does not improve or worsens, we may be forced to charge off loans in excess of our existing provisions for loan losses, to increase our provisions for loan losses, or to tighten our credit screening policies, which would limit our acquisition of new customers. Any such event could adversely affect our financial condition or results of operations.

Increasing competition among Japan’s consumer finance companies and other financial institutions may adversely affect our ability to increase or maintain the size of our loan portfolio, the average credit quality of our customers or the interest rates we charge on our loans

     The consumer finance and other industries in Japan’s financial sector are becoming increasingly competitive. For example, an increasing number of acquisitions by large consumer finance companies of smaller consumer finance companies have led to concentration in Japan’s consumer finance industry. Our current and potential competitors include: foreign financial institutions, a number of which have been entering the Japanese consumer finance industry; large Japanese consumer finance companies, which continue to seek greater shares of the consumer finance market through extensive marketing, as well as medium-sized consumer finance companies; Japanese banks and other financial institutions expanding out of their traditional markets, particularly by forming joint ventures or acquiring shares in consumer finance companies; credit card companies, particularly overseas companies, which have formed distribution relationships and increasingly offer credit cards in Japan as revolving loans; and non-financial institutions, an increasing number of which are entering, and are expected to continue to enter, the consumer finance industry through various means, including acquisitions and alliances.

     Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer histories, greater name recognition, more extensive physical infrastructure and networks of loan offices and more established relationships in the finance industry than we do. Our competitors seek to compete aggressively on the basis of interest rates, lending terms and the coverage and scale of their network of distribution and marketing channels. Due to this competitive pressure, we have shifted our loan portfolio toward our small business owner loans and Wide loans, our guaranteed products, in order to acquire customers with a lower risk of loan losses. These loan products usually bear lower interest rates, resulting in a decrease in the weighted period-end average contractual interest rate on our outstanding loans over the last two years, from 25.9% at March 31, 2002, to 25.3% at March 31, 2003 and to 24.0% at March 31, 2004. We expect our sale of most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit Co., Ltd., or Orient Credit, in June 2004 to further decrease our weighted average contractual interest rate for the fiscal year ending March 31, 2005. If we are unwilling or unable to match our competitors’ terms, we may fail to increase or maintain the number and average balance of our customer accounts, and our results of operations or financial condition could be adversely affected. To the extent that we reduce interest rates on our products in response to competitive pressures, our interest margins will decline. Furthermore, the average credit quality of our customers may decrease if higher quality customers take their business to our competitors, and our financial condition or results of operations could be adversely affected.

Any future inability to obtain funds from lenders or access the debt capital markets on favorable terms could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending and adversely affect our financial condition

     Ready access to funds on favorable terms is essential to our business. The differential between the interest rates we charge our customers and the interest rates we pay to our financing sources is the key factor impacting our profitability. As of March 31, 2004, our weighted period-end average contractual interest rate on outstanding loans in our loan portfolio was 24.0%, while our weighted period-end average contractual interest rate was 1.3% for our short-term borrowings and 2.3% for our long-term borrowings. We raise funds through loans from financial institutions, primarily regional Japanese banks and non-bank financial institutions, and the capital markets by issuing debt securities. As of March 31, 2004, the aggregate amount of our borrowings was ¥148,140 million, which represented approximately 80.3% of our total loans outstanding and purchased loans as of the same date.

     As of March 31, 2004, 68.0% of our borrowings, or ¥100,704 million, came from loans from banks, non-banks, insurance companies and other financial institutions, and 32.0% of our borrowings, or ¥47,436 million, came from issuances of corporate bonds, including convertible bonds, and commercial paper, including asset backed commercial paper. Based on their evaluations of our long-term or short-term financial prospects, any of these lenders could cease to finance our business or to offer funds on favorable terms. A downgrade in our credit ratings or those of similar companies or Japanese companies generally, for instance, could result in an increase in the interest rates that lenders charge us. For example, the downgrade of our debt rating by the Japan Credit Rating Agency in April 2003, together with recent downgrades of the debt ratings of other consumer finance companies, has forced us to curtail our debt issuances and increase our reliance on bank loans with typically higher interest rates. Negative publicity about small business or consumer finance lenders such as that seen in 1999 about the practices of small business lenders could also make lenders reluctant to extend credit to the consumer finance industry, including us. As a result of the ongoing restructuring of the Japanese financial sector, and regional banks in particular, our lenders may fail or adopt lending policies unfavorable to us. A number of other factors largely beyond our control could impair our ability to borrow, including severe disruptions of the financial markets, negative views about the prospects for the finance industry generally or further downgrades of Japan’s sovereign debt ratings.

     An inability to obtain sufficient funds from lenders or capital markets on favorable terms or at all could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending and adversely affect our financial condition.

An increase in prevailing market interest rates would increase our interest expense and thus could reduce the margins we receive on our loans to our borrowers

     Interest rates in Japan have been extremely low for several years, reflecting government monetary policy including the “zero interest rate” policy of the Bank of Japan, which has been in place for most of the period since February 1999. The official discount rate offered by the Bank of Japan has remained at 0.1% since September 2001. Partly as a result of this policy, our weighted period-end average contractual interest rates on our own borrowings have been extremely low in recent years: 2.2% as of March 31, 2002, 1.7% as of March 31, 2003 and 1.3% as of March 31, 2004 for our short-term borrowings and 2.7% as of March 31, 2002, 2.4% as of March 31, 2003 and 2.3% as of March 31, 2004 for our long-term borrowings.

     Although the Bank of Japan has signaled that it plans to maintain the current interest rate policy to address deflation concerns, the Bank of Japan may reverse its policy and increase interest rates. In that case, lenders may increase interest rates on their loans to us and we may not be able to pass our increased interest expenses to our customers in the form of higher rates on our loans due to competitive considerations and to the legal limit on interest rates that we may charge. In particular, we are unable to charge interest rates beyond the legal limit set by the Contributions Law, which is currently set at 29.2% per year and may decline further when the Japanese government, pursuant to the law, reviews the legal limit in 2006. See “Regulation — The Money Lending Business Restriction Law, Contribution Law and Interest Rate Restriction Law — Restrictions on Usury” in Item 4.B of this annual report on Form 20-F for a further discussion of the legal limit. Any increase in the interest rates our lenders charge us could thus have an adverse effect on our operating margins and profitability.

Negative publicity beyond our control could lead to legislative or regulatory changes that adversely affect our business

     The Japanese government responded to criticism of small business loan collection practices of several prominent lenders in 1999 by introducing new legislation and regulations that imposed significant burdens on our business, even though we did not engage in the criticized collection practices. Any future negative publicity about consumer and small business moneylending and collection practices could lead to introduction of additional regulations or laws favoring borrowers that might erode our profitability. For instance, in response to the growing criticism of unregistered money lenders’ loan businesses, in August 2003, the Japanese government enacted amendments to the Moneylending Business Restriction Law and the Contributions Law. These amendments set forth guidelines for supervisors of loan operations, who are individuals required to be designated by all money lenders, and primarily constrain unregistered money lenders’ ability to engage in harmful marketing and loan collection practices and increase penalties on violations of the statutory maximum interest rate. The amendments also require the Japanese government, which last reduced the statutory maximum interest rate in June 2000, to review the interest rate again around 2006. As a result, the Japanese government may further reduce the statutory maximum interest rate at the time of the next review, particularly if political pressure against the moneylending business is strong. Any such reduction could adversely affect our business and results of operations.

The growing variety of legal means with which our customers can seek protection from creditors could require us to increase our provisions for loan losses and charge-offs

     In recent years, the number of legal means with which retail borrowers can seek protection from creditors has increased.

•	Special Conciliation Law. Under Japan’s Special Conciliation Law, a borrower in financial difficulty may, under the supervision of a committee consisting of a judge and court-appointed arbitrators having specialized knowledge of law, finance and other relevant matters, negotiate with some or all of their lenders to reschedule or revise payment obligations. The borrower may also petition a court to order suspension of enforcement procedures against the borrower’s assets during the negotiation procedures, with fewer requirements for a successful petition compared to under the former civil conciliation procedures.

•	Civil Rehabilitation Law. The Civil Rehabilitation Law provides several alternative procedures for restructuring loan repayments with the court’s approval by individual borrowers in financial difficulty without declaring personal bankruptcy under the Bankruptcy Law. A repayment plan established pursuant to one of these procedures does not require lender approval.

•	Bankruptcy Law. The Amendment to the Bankruptcy Law was enacted in May 2004 and will be effective by June 2005. This new law is a comprehensive amendment aiming to achieve prompt, efficient, effective and fair procedures, and intends to simplify the procedure for and improve the debtors’ protection under personal bankruptcy. Under this Amendment, an individual debtor can take advantage of a unified discharge procedure and greater protection of personal assets. The new law also improved the effectiveness of the automatic stay, preference, offset and other practical provisions for fair treatment among creditors.

•	Regulation of Lawyers and Judicial Scriveners. The accessibility of lawyers who advise retail borrowers in financial difficulties has increased due to various recent deregulatory measures, including enforcement of Regulations Concerning Advertisement by Lawyers,

which have permitted advertisement by lawyers since October 2000, and the amendment of the Judicial Scriveners Law in April 2003, which partly enables proceedings of reconciliation and civil conciliation by judicial scriveners (shiho shoshi) in the Summary Court.

     With a growing number of individuals in Japan experiencing financial difficulties, the number of customers seeking protection from creditors by taking advantage of these legal means has increased. For the year ended March 31, 2004, 836 customers applied for procedures under the Special Conciliation Law and Civil Rehabilitation Law with respect to which we charged off ¥472 million of loans outstanding. These laws may discourage borrowers who would otherwise make an effort to repay the entirety of their loans from doing so because of the relative ease of restructuring their loan payments. If this trend continues, the number of our customers seeking legal protection from enforcement of terms of payment or adjournment of payment may increase, and if as a result the number of delinquent loans increases, our provisions for loan losses may increase and our results of operations could be adversely affected. Any further amendment to the Bankruptcy Law that increases protection of the assets of individual debtors and reduces the burden of declaring personal bankruptcy would also have a materially adverse impact on our results of operations. While we are generally able to collect a small portion of payments owed to us pursuant to the Special Conciliation Law and Civil Rehabilitation Law, we generally recover nothing under personal bankruptcy proceedings.

If we are unable or unwilling to comply with revised guidelines to the Moneylending Business Restriction Law, we may be suspended from the moneylending business and our registration as a moneylender may be revoked

     The Moneylending Business Restriction Law and the guidelines under the law require us to provide each borrower and any guarantor with a written notice detailing the terms and conditions of the loan and guarantee at the time the loan agreement or any guarantee agreement is signed as well as at the time of disbursement if multiple disbursements may be provided under the same agreement. See “Regulation” in Item 4.B of this annual report on Form 20-F. Currently, we ask users of our automated telephone service at the time of each disbursement to their accounts whether or not they want a written notice as contemplated in the guidelines to the Moneylending Business Restriction Law. We mail a written notice to them only upon their request. Based on discussions with the Financial Services Agency, or FSA, we may need to modify our loan disbursement practices to include mailing of a written notice even to borrowers who do not request a notice, and we are considering measures to comply with the guidelines, as most recently amended. If we mail notices to every borrower, we may lose potential customers who prefer not to receive mailed notices in the interest of privacy. However, failure to comply with FSA guidelines empowers the FSA to impose administrative sanctions for non-compliance, including suspension of a part or the whole of our business, or cancellation of our registration as a moneylender. These guidelines create substantial uncertainty for us.

Any failure to maintain the confidentiality of personal information of our customers could materially adversely affect our results of operations

     We keep and manage sensitive personal information obtained from our customers. If we fail to maintain the confidentiality of personal information for any reason, our results of operations could be adversely affected in a number of ways. We could be subject to lawsuits for damages from our customers if they are injured as a result of the release of their personal information. Also, in May 2003, the Japanese government promulgated the Law Concerning Protection of Personal Information, the provisions of which that apply to us will become effective in April 2005. As a result, failure to maintain the confidentiality of personal information could subject us to penalty under this new law. We could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives from the government, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate image or reputation. Any such damage to our reputation could also adversely affect our ability to retain or acquire customers or to maintain or establish strategic alliances with third parties.

Our strategic alliances, joint ventures and strategic investments to acquire new customers may not yield attractive returns and could produce losses

     We have been pursuing various strategic alliances and joint ventures with consumer finance and other financial companies, which include arrangements to receive customer referrals and to provide guarantees to the borrowings of the customers of third parties. We have also in recent years increased our investments in enterprises that have the potential to complement our business strategically. The book carrying value of these strategic investments was ¥1,428 million as of March 31, 2003 and ¥1,876 million as of March 31, 2004. We expect to continue seeking these strategic alliances, joint ventures and strategic investments to build our customer base, but may not be able to successfully grow them. These strategic alliances, joint ventures and strategic investments may not achieve profitability and we may incur impairment losses as a result of failing to recover any investments or expenditures. Moreover, the strategic alliances, joint ventures and strategic investments that aim at specific markets may attract our existing customers, rather than expand our customer base, and reduce the profitability of our core business.

We may change our portfolio of products and services from time to time but fail to achieve the intended results

     While we have traditionally been a finance company that specializes in unsecured lending to individuals in Japan, we intend to review our portfolio of products and services on an ongoing basis and change them as appropriate to remain competitive in the markets that we serve. For example, in July 2001, we established a subsidiary to acquire and service non-performing assets of banks and other financial institutions. This business has expanded rapidly since its inception, and the subsidiary now constitutes its own operating segment beginning in the year ended March 31, 2004. Also, in June 2004, we sold to Orient Credit, a consumer finance company, most of the outstanding balance of our unguaranteed consumer loans and related interest receivable in order to concentrate our resources on providing loans with guarantors such as small business owner loans and Wide loans and otherwise serving small business owners. Changes in our portfolio of products or services, including those described above, may fail to generate the results we intend, and adversely affect our results of operations or financial condition. For example, as a result of the increasing competition in the loan servicing market, which tends to increase the prices at which distressed loans are sold through a bidding process, we may be unable to purchase these loans at favorable prices or at all, and our loan collection capability for the purchased loans may not be sufficient to achieve profitability in our loan servicing segment.

Any disruption, outages, delays or other difficulties experienced by our information or technological systems and networks could adversely affect our business

     We rely on internal and external information and technological systems and networks to generate new business, provide services to customers and manage our operations. In particular, our business depends on:

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

     In addition, we depend on the following hardware and software and third parties to manage transaction and accounting data, confidential customer information and other back-office operations:

•	our main computer housed by an NEC affiliate’s data center to which all data are backed up on each business day and which does not have a back-up system that can replace it;

•	the fiber optic networks we use to support our daily backup from our database servers to the main computer;

•	an NEC affiliate to provide maintenance and support work for our main computer; and

•	dedicated lines that connect our main computer and outsourcing center to our application servers and e-mail servers.

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

Misconduct by an employee or director could harm us and is difficult to detect and deter

     Any of our employees and directors could engage in misconduct, which includes, among others:

•	conduct that exceeds the authority given to the employee or director such as approval of a transaction for which he or she does not have proper authorization;

•	concealment of such unauthorized conduct or authorized but unsuccessful activities that cause material harm to us; and

•	improper use or disclosure of confidential information.

     Any such misconduct by an employee or director could result in regulatory sanctions, legal liability and serious reputational or financial harm to us. The precautions we take to prevent and detect such misconduct may not always deter or prevent it. Even if we succeed in managing the conduct of our own employees and directors, we may suffer reputationally or financially from misconduct by other lenders in the finance industry to the extent it negatively impacts the consumer finance and small business industries generally.

Our president and his family may exercise influence over important business decisions in a way that conflicts with your interest

     As a result of the direct and indirect ownership or control of our outstanding shares by Sakioka family members, who collectively beneficially owned 42.1% of our outstanding shares as of March 31, 2004, our president and his family members, including our chairman, can exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as the sale of our company, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of these shareholders in these and other matters may differ from those of our public shareholders.

A sale of our shares held by our major shareholders, including our chairman, president or members of their family, may adversely affect our share price

     As of March 31, 2004, our chairman, our president, members of their immediate family and corporations controlled by them together owned 42.1% of our outstanding shares. A disposal of any portion of their holdings on the Tokyo Stock Exchange or otherwise will increase the supply of our shares in the marketplace and may adversely affect the market price of our shares and American Depositary Shares.

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

Holders of ADSs have fewer rights than shareholders and have to act through the depositary to exercise those rights

     The rights of shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders of record on our register of shareholders or our register of beneficial shareholders. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, an ADS holder cannot take these actions except through and to the extent permitted by the depositary. If we instruct the depository to provide ADS holders with the opportunity to vote in a timely manner, the depositary will make efforts to vote the shares underlying your ADSs as instructed by you. ADS holders, however, may not be provided with such rights on a timely basis or at all.

If you hold fewer than 100 shares, you do not have the right to vote the shares or transfer them and if you have ADSs representing fewer than 100 shares, you cannot withdraw the shares underlying the ADSs and cannot require us to purchase the underlying shares

     One hundred of our shares constitute one “unit.” A holder who owns fewer than 100 shares owns less than a whole unit. The Japanese Commercial Code restricts the rights of a shareholder who holds shares of less than a whole unit. In general, holders of shares constituting less than a unit do not have the right to vote under the unit share system. Our articles of incorporation also provide that no share certificates will be issued with respect to any number of shares constituting less than one unit. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which no share certificates are issued is non-transferable. Furthermore, under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. However, holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit and, therefore, they will be unable to exercise the right to require us to purchase the underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit will not have access to the Japanese markets to sell their shares through the withdrawal mechanism. See “Limitations Affecting Security Holders — Japanese Unit Share System” in Item 10.B of this annual report on Form 20-F.

Item 4.   Information on the Company.

A.	History and Development of the Company.

     We were established as a joint stock corporation in 1960 in Matsuyama, the capital of Ehime Prefecture in the northern part of the island of Shikoku, which is one of Japan’s four major islands. Our first business was dealing in discounting commercial bills. In 1967, we started providing real estate-secured loans. In 1972, we began offering consumer loans and opened offices throughout Shikoku and became a registered moneylender in 1984. We started offering small business owner loans in 1981, Wide loans in 1990 and Business Timely loans in 2000. We steadily expanded beyond our original base in Shikoku by opening offices in Hiroshima in 1988, Osaka in 1990, Kyushu in 1992, Tokyo in 1994, Nagoya in 1995 and Sendai, Hokkaido and Shizuoka in 1996. As of March 31, 2004, we had 70 loan offices throughout Japan.

In recent years, we have also expanded our customer base through strategic alliances with consumer finance, leasing and other financial services companies.

     In 1990, we changed our name from Nissin Shoji Co., Ltd. to Nissin Co., Ltd. In 1998, we adopted a dual head-office system, with one head office in Tokyo through which our operations are primarily managed and the other in Matsuyama.

     In July 2001, we established Nissin Servicer Co., Ltd., or Nissin Servicer, to acquire and service non-performing assets of banks and other financial institutions.

     In November 2003, we established NIS Lease Co., Ltd., or NIS Lease, to commence leasing of equipment and related assets to small and medium-size business entities.

     In June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit at a price of ¥32,943 million. See “Our Products — Integrated Financial Services — Consumer Loans” in Item 4.B of this annual report on Form 20-F.

     In July 2004, we established Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. in Shanghai to expand our businesses into the Chinese market.

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

Overview

     We are a finance company that primarily engages in unsecured lending to individuals in Japan, including consumers and small business owners. We also service distressed loans purchased from third parties. For the year ended March 31, 2004, our net interest income after provision for loan losses was ¥22,922 million and our net income was ¥6,077 million.

Our Markets

Japanese Consumer Finance Industry

     We compete primarily in the Japanese consumer finance industry, generally defined as the industry that provides secured and unsecured loans without restrictions on the purposes of use to Japanese individuals. Although banks and credit finance companies outside the consumer finance industry also provide unsecured and secured loans, we compete most directly with other consumer finance companies. We believe our focus on consumers, in particular consumers seeking to consolidate debts to multiple lenders, and on small business owners differentiates us from other consumer finance companies.

     The consumer finance industry is distinct from the small business finance industry, which provides loans to small business entities, rather than individuals. Our loans are extended principally to individuals on the basis of individual creditworthiness, rather than to entities based upon business creditworthiness, which is the focus of the business finance companies. To the extent that we provide loans to individual small business owners, however, we may compete with lenders in the small business finance industry.

Japanese Loan Servicing Industry

     We compete in the Japanese loan servicing industry through our subsidiary Nissin Servicer. This industry has grown rapidly in the last few years due to the accelerated disposal of nonperforming loans by Japanese financial institutions. As a result of recent measures of the Japanese government to combat nonperforming loans, major banks are expected to further accelerate disposition of their nonperforming loans. Although we compete with a variety of companies for loan servicing opportunities, we consider affiliated companies of the major consumer finance companies to be our primary competitors. According to the Ministry of Justice, as of March 31, 2004, 87 companies were registered as licensed servicing companies, of which eight were affiliated with major consumer finance companies.

Our Products

     We have two operating segments: integrated financial services and loan servicing. As part of our integrated financial services segment, we provide loans to individuals, primarily consumers and small business owners, in niche markets of the consumer finance industry. Our core products in this segment are small business owner loans, Wide loans, Business Timely loans and consumer loans. We also provide secured and other loans, as well as leasing and credit guarantee services. As part of our loan servicing segment, we mainly service distressed loans purchased from financial institutions.

Integrated Financial Services

     Our net interest income after provision for loan losses from our integrated financial services segment was ¥21,611 million, or 94.3% of our consolidated net interest income after provision for loan losses, for the year ended March 31, 2004. Our net income from our integrated financial services segment was ¥5,671 million, or 93.3% of our consolidated net income, for the year ended March 31, 2004. The following table provides information on the average amount of loans outstanding for each category of our loan business based on the average daily outstanding balance during each fiscal year:

	Year ended March 31,
	2000	2001	2002	2003	2004
	(in millions)
Small business owner loans	¥20,892	¥27,293	¥32,195	¥45,311	¥55,647
Wide loans	40,951	46,543	50,940	59,743	61,592
Business Timely loans	4	3,250	12,238	17,256	17,909
Consumer loans (1)	43,663	43,016	45,784	45,093	38,600
Secured and other loans	1,310	1,969	1,613	1,265	2,496

Total average loans outstanding	¥106,820	¥122,071	¥142,770	¥168,668	¥176,244

(1)	Pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit at a price of ¥32,943 million.

     Small Business Owner Loans

     Our small business owner loans comprised 31.6% of our total average loans outstanding for the year ended March 31, 2004. These small business owner loans are guaranteed, unsecured loans of up to ¥5 million that require one or more guarantors from individuals with an income source separate from the borrower’s. We do not restrict the use of proceeds of these loans.

     Small business owner loans are currently contracted at a fixed interest rate of up to 24.09% per year, payable monthly. In addition, we charge an up-front origination fee of 2% for each loan at the time of cash disbursement. These loans have initial repayment terms of up to five years and two months. The average maturity of small business owner loans at March 31, 2004 was 4.8 years. Customers may prepay their small business owner loans at any time without penalty. Although we do not restrict the use of proceeds from small business owner loans, we believe that customers generally use the proceeds to repay existing loans or to obtain working capital for their businesses. Under normal circumstances, we do not extend additional credit to small business owner loan customers until they pay off their existing small business owner loan contracts. As a result, any small business owner loan customer seeking a new small business owner loan contract must pay off his or her existing loan and be subject to the same loan approval process as any new customer.

     In contrast to other lenders that target corporations and other business entities, we serve almost entirely self-employed individuals, primarily individual small business owners in a wide range of industries. As of March 31, 2004, approximately 67.5% of the borrowers were male, and 49.2% were self-employed individuals in small-scale distribution and restaurant businesses, while the remaining borrowers were self-employed individuals in such industries as manufacturing, transportation, communication, agriculture and fishery. We telemarket to small business owners and visit prospective customers. The loan process often begins when staff at our general branches or small business owner loan branches call a prospective client to determine the loan amount to be applied for, followed by a credit check. Our staff then hold a face-to-face meeting with the client and the guarantor to ensure that all parties understand the content and implications of the loan agreement.

     The following table shows the total number of small business owner loan accounts and the balance of small business owner loans per account:

	As of March 31,
	2000	2001	2002	2003	2004
Number of small business owner loan accounts	12,404	13,995	17,472	23,439	24,739
Balance of loans per account (in thousands)	¥2,034	¥2,049	¥2,140	¥2,300	¥2,311

     The following table shows advances, recognized on the date of disbursement, to our customers of small business owner loans:

	Year ended March 31,
	2000	2001	2002	2003	2004
	(in millions)
Advances	¥17,203	¥14,706	¥22,328	¥36,560	¥35,061

     As we do not make additional advances under existing small business owner loan contracts, the majority of the advances are to new customers, with the balance being made to existing customers under new contracts.

     Wide Loans — Debt Consolidation Loans

     We also provide debt-consolidation loans to individuals in Japan indebted to multiple lenders. We believe this product to be innovative and brand these loans as Wide loans. Major consumer finance companies in Japan generally do not offer debt-consolidation loans. These loans comprised 34.9% of our total average loans outstanding for the year ended March 31, 2004.

     We extend Wide loans of up to ¥5 million at a fixed contractual interest rate of no greater than 24.09% per year. In addition, we charge an up-front 2% origination fee payable at the time of disbursement. The loans are repaid in equal monthly payments, comprising both interest and principal, over a period of up to five years and two months. The average maturity of Wide loans at March 31, 2004 was 4.9 years. The borrower must supply one or more guarantors with an income source separate from that of the borrower. As we require the proceeds from these loans to be applied to the consolidation of loans from other consumer finance companies, we generally ask customers to provide evidence of this use after receiving their loan disbursement but do not control the actual use of proceeds. Under normal circumstances, we do not extend additional credit to Wide customers until they pay off their existing Wide loan contracts. Thus, any Wide loan customer seeking a new Wide loan contract must pay off his or her existing loan and be subject to the same loan approval process as any new customer.

     Our Wide loans usually cater to customers who already have a high level of outstanding debt with several consumer finance lenders. While these borrowers have above-average levels of credit risk, a large number of these loans belongs to customers who have the capacity and will to pay down outstanding debt over time. These borrowers are mainly looking for lower-cost and more convenient ways to achieve this goal. Wide loan customers typically enjoy lower monthly repayments than required by their existing debts. They also need to arrange for only one fixed payment each month through an ordinary bank transfer from their bank account rather than visit outlets of multiple consumer finance companies. As of March 31, 2004, 53.3% of the borrowers were male, and 53.5% earned less than ¥3 million a year. A substantial number of our Wide loan customers are former customers for our consumer loans. As of March 31, 2004, 44.4% of our Wide loan customers, accounting for 38.6% of the outstanding balance of Wide loans, were former consumer loan customers.

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

     The following table provides information on the total number of Wide loan accounts and the balance of Wide loans per account:

	As of March 31,
	2000	2001	2002	2003	2004
Number of Wide loan accounts	25,626	28,607	32,075	36,482	35,126
Balance of loans per account (in thousands)	¥1,728	¥1,670	¥1,716	¥1,754	¥1,636

     The following table provides information on advances, recognized on the disbursement date, to our customers of Wide loans:

	Year ended March 31,
	2000	2001	2002	2003	2004
	(in millions)
Advances	¥22,860	¥22,106	¥28,321	¥34,294	¥20,709

     As we do not generally make additional advances under existing Wide loan contracts, almost all advances are to new Wide loan customers, including current customers for our consumer loans, with the balance being made to existing Wide loan customers under new contracts.

     Business Timely Loans

     We extend Business Timely loans, our unguaranteed, unsecured loans made under pre-approved revolving credit lines, to more creditworthy small business owners. Holders of our Business Timely Card may borrow unguaranteed and unsecured Business Timely loans of up to ¥2 million. These loans accounted for 10.2% of our total average loans outstanding for the year ended March 31, 2004.

     Business Timely loans are currently contracted at a fixed interest rate of no greater than 27.01% per year, payable monthly. Customers may prepay their loans at any time without penalty. A Business Timely loan contract is automatically renewed after three years, provided that the borrower is not in default for 16 days or more and has maintained a satisfactory credit standing for at least one year. Furthermore, we conduct a credit assessment of an account holder with four credit lines or more every three months and of an account holder with fewer than four credit lines every year. We may terminate the account for a number of reasons. For example, we may terminate the account if the holder is found to have increased his or her borrowings from other institutions. Although we do not restrict use of Business Timely loans, we believe customers generally use the proceeds to repay existing loans or to obtain working capital. As a general rule, a customer seeking a Business Timely Card may have loans outstanding from only up to two consumer finance companies at the time of application. Customers granted a Business Timely Card can request transfer of funds to their account using our automated telephone service on the same or following business day after our approval of the credit line.

     We market Business Timely loans along with our small business owner loans. The provision of Business Timely loans, first introduced in March 2000, allows us to tap into a segment of the consumer finance industry that we believe has been underserved. We market this product to more creditworthy small business owners from whom we do not require a guarantor. As of March 31, 2004, approximately 37.8% of the borrowers earned ¥9 million or more annually, and 65.5% engaged in wholesale, retail and restaurant businesses. These potential borrowers often do not have an immediate need for a loan, but value the security of access to a pre-approved revolving credit line. Of Business Timely Cards issued, 38.7% had outstanding balances as of March 31, 2004.

The following table shows the total number of Business Timely loan accounts and the average loan balance per Business Timely loan account:

	As of March 31,
	2000	2001	2002	2003	2004
Total number of Business Timely loan accounts	185	10,673	22,867	25,580	41,723
Number of Business Timely loan accounts with outstanding balances	123	6,479	13,239	14,511	16,163
Balance of loans per account (in thousands)	¥798	¥1,183	¥1,211	¥1,192	¥1,154

     The following table provides information on advances, recognized on the disbursement date, to our customers of Business Timely loans:

	Year ended March 31,
	2000	2001	2002	2003	2004
	(in millions)
Advances to existing customers (including repeat customers)	¥5	¥5,819	¥9,686	¥10,030	¥9,613
Advances to new customers	95	5,384	6,847	4,300	4,323

Total	¥100	¥11,203	¥16,533	¥14,330	¥13,936

     Consumer Loans

     Consumer loans comprised 21.9% of our total average loans outstanding for the year ended March 31, 2004. We extend these unguaranteed revolving loans to individuals in amounts of up to ¥500,000 or, for more creditworthy customers who qualify for our VIP consumer loans, up to ¥2 million. We do not restrict use of proceeds from the loan.

     These loans are currently contracted at a fixed interest rate of up to 27.01% per year or, for VIP loans, up to 25.55% per year. Payments are due monthly, but customers may prepay their loans at any time without penalty. These loans function effectively as a personal revolving loan facility. A consumer loan contract is automatically renewed after three years, provided that the borrower is not in default for 16 days or more and has maintained a satisfactory credit standing for at least six months. After a successful application, funds are remitted directly into a bank account designated by the customer on the same or following business day, depending on the time of application. We then send the customer a contract for completion.

     Our consumer loan customers represent a broad range of the Japanese population, but our borrowers are primarily salaried employees, self-employed persons and housewives. As of March 31, 2004, approximately 51.3% were female, while 87.2% earned not more than ¥5 million annually.

     In recent years, we have increasingly shifted our resources away from our consumer loan business, because of competition from the major consumer finance companies, which benefit significantly from the scale of their consumer loan operations. As a result of our recent efforts in reallocating our resources, the number of consumer loan accounts has gradually declined. Our total consumer loans outstanding have also been declining since in 2002.

     In line with this strategic shift, pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans and related interest receivable to Orient Credit at a price of ¥32,943 million. Following the sale, we will continue to offer consumer loans to prospective customers, particularly those who are referred to us by our alliance partners, but we expect that our consumer loan business will operate at a substantially reduced scale for the foreseeable future.

     The following table provides information on our total number of consumer loan accounts and the average loan balance per account:

	As of March 31,
	2000	2001	2002	2003	2004
Number of consumer loan accounts	129,646	123,200	125,393	106,731	88,809
Balance of loans per account (in thousands)	¥327	¥351	¥368	¥384	¥401

     Our extension of new credit for consumer loans comprises additional or repeat lending and advances to new customers. The following table shows additional advances to existing customers, including repeat customers, and advances to new customers (all advances are recognized as of the date of disbursement):

	Year ended March 31,
	2000	2001	2002	2003	2004
	(in millions)
Advances to existing customers (including repeat customers)	¥15,920	¥16,733	¥18,410	¥15,581	¥13,376
Advances to new customers	9,528	11,477	13,834	7,010	4,162

Total	¥25,502	¥28,210	¥32,244	¥22,591	¥17,538

     Secured and Other Loans

     Secured and other loans comprised 1.4% of our total average loans outstanding for the year ended March 31, 2004. These loans primarily include loans secured by real estate to condominium developers. We determine interest rates for these loans on an individual basis, currently ranging between 8% and 17% per year. We also charge a handling fee of 2% on each real estate loan. As we emphasize a high degree of liquidity for our real estate loans, our real estate loans typically mature in one month to two years, with the average maturity of approximately six months.

     Other Businesses

     We also guarantee loans to customers of third party lenders based on which we generate guarantee fees. Since July 2003, we have been providing credit-guarantee services, including with respect to third party loan transactions, through our wholly-owned subsidiary Nissin Credit Guarantee Co., Ltd., or Nissin Credit Guarantee. In addition, in February 2004, we started leasing equipment and related assets through our wholly-owned subsidiary NIS Lease.

  Loan Servicing

     Our net interest income after provision for loan losses from our loan servicing segment was ¥1,311 million, or 5.7% of our consolidated net interest income after provision for loan losses, for the year ended March 31, 2004. Our net income from our loan servicing segment was ¥406 million, or 6.7% of our consolidated net income, for the year ended March 31, 2004.

     Through our subsidiary Nissin Servicer, which commenced its operations in October 2001, we mainly service distressed loans that we purchase from other financial institutions. We seek to renegotiate the terms of these loans with the borrowers and carry and service the loans through their maturities. These loans are normally collateralized or carry personal guarantees. The following table shows information on the aggregate purchase price and aggregate collection amount of the purchased loans:

	Year ended March 31,
	2002 (1)	2003	2004
	(in millions)
Aggregate purchase price of distressed loans	¥403	¥4,854	¥4,502
Aggregate collection amount of distressed loans	33	2,859	4,538

(1)	Commenced operations in October 2001.

     We are currently contemplating numerous plans to further develop our loan servicing segment, including a listing of the shares of Nissin Servicer on a stock exchange.

Loan Acquisition Channels

     We have various loan acquisition channels for our integrated financial service and loan servicing segments.

  Integrated Financial Services

     We have sought to improve our operating efficiency by relying less on costly physical infrastructure. Most of our competitors rapidly spread their physical presence throughout Japan, particularly in the 1990s, with the establishment of networks of automated loan machines and proprietary ATMs. Instead we have shifted our focus to eliminate unnecessary physical infrastructure, relying on telephone, loan office and Internet interaction with our customers. More recently, we have diversified our loan acquisition channels by increasingly using the channels of our affiliates and third parties, as we as seek new ways to develop our loan provision business while avoiding deterioration in the credit levels of our customers. To further diversify our business, we have also recently started a loan guarantee business whereby we guarantee loans provided to customers of our affiliates and third parties. The following table shows selected information regarding loans acquired through the channels below for our loan provision business and our loan guarantee business:

	Year ended March 31,
	2003		2004
	(in millions)
Loan provision channels:
Direct channels	¥55,707		¥53,068
Channels of our affiliates	4,682	(1)	5,825
Channels of third parties	8,876		9,075	(1)

	¥69,265		¥67,968

Channels for loans that we guarantee:
Direct channels	¥—		¥—
Channels of our affiliates	177		1,318
Channels of third parties	1,327		2,301

	¥1,504		¥3,619

(1)	We acquired through Swan Credit Co., Ltd., or Swan Credit, loans in an amount of ¥306 million for the year ended March 31, 2003 and ¥252 million for the year ended March 31, 2004. Because Swan Credit was our affiliate for the year ended March 31, 2003, but not for the year ended March 31, 2004, we have included the amount of ¥306 million under “Channels of our affiliates” for the year ended March 31, 2003 and the amount of the ¥252 million under “Channels of third parties” for the year ended March 31, 2004.

     Channels for Loan Provision

     Direct Channels. The following are our principal direct channels, which have traditionally been and continue to be our most important channels to acquire loans for our loan provision business:

•	Automated Telephone Service. We primarily serve customers through our automated telephone service, which we call the telephone cashing system. Loan applications through the telephone currently comprise a majority of all applications and all loans extended. After opening an account, customers place a toll-free call and follow pre-recorded instructions on our computer system to receive computerized services such as those for balance inquiries and withdrawal of funds up to their authorized limit. These services enhance convenience for our customers by eliminating the need, and for some customers embarrassment, of visiting a loan office or ATM of a consumer finance company. They also greatly reduce the need and costs of personal service from our staff.

•	Loan Offices. Our loan offices enable loan applicants and current borrowers to meet with our employees, who provide a full range of services, including disbursement of cash, collection of payments and responses to balance inquiries. Loan offices are generally located near train stations and city centers in buildings owned or used by banks and insurance companies. A number of our loan offices also specialize in small business owner loans and Business Timely loans in order to target these customers. Over the last several years, we have generally been increasing the number of employees at these specialized loan offices, although the number of employees as of March 31, 2004 at these offices decreased as compared to that as of March 31, 2003, because we have increased the number of our employees seconded to affiliates and alliance partners. The following table shows selected information regarding our loan offices:

	As of March 31,
	2000	2001	2002	2003	2004
Total loan offices	59	67	72	72	70
Loan offices dedicated to small business owner loans and Business Timely loans	14	20	22	22	21
Full-time employees	604	695	859	832	851
Full-time employees at loan offices dedicated to small business owner loans and Business Timely loans	97	158	193	202	187

Since March 31, 2004, we have eliminated 17 offices, following the sale of most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit.

     Channels of Our Affiliates. The following are the principal channels of our affiliates we use for our loan provision business:

•	Webcashing.com. We accept applications for all loans through our affiliate Webcashing.com Co., Ltd., or Webcashing.com, an online marketing subsidiary of livedoor Co., Ltd. We have a 38% interest in Webcashing.com. Most applications through Webcashing.com are for consumer loans. Although Webcashing.com was formerly our subsidiary, we exchanged 100% of our ownership of Webcashing.com for 17.7% of the equity of i-cf, Inc. in November 2002. In March 2004, i-cf, Inc. transferred its interest in Webcashing.com to livedoor Co., Ltd., from which we subsequently purchased during the same month a 38% interest in Webcashing.com. Webcashing.com engages in a loan marketing business for us and three other finance companies. The amount of loans we acquired through Webcashing.com was ¥3,528 million for the year ended March 31, 2003 and ¥4,064 million for the year ended March 31, 2004.

•	Ascot. We have a 25% interest in Ascot Co., Ltd., or Ascot, an Internet operation controlled by leading consumer finance specialists Acom and Softbank Finance. Ascot operates a website, through which consumers can apply for an ascotcard allowing them access to a variety of loan products. Since May 2001, Ascot has served as a loan application channel primarily for our Business Timely loans and, to a limited extent, small business owner loans, receiving commissions for serving as our agent for the loans. The amount of loans we acquired through Ascot was ¥731 million for the year ended March 31, 2003 and ¥920 million for the year ended March 31, 2004.

•	Shinsei Business Finance. In November 2002, we established Shinsei Business Finance Co., Ltd., or Shinsei Business Finance, as a joint venture with Shinsei Bank, to expand our provision of loans to small business owners. We own a 25% interest in the joint venture. The amount of loans we acquired through Shinsei Business Finance was ¥117 million for the year ended March 31, 2003 and ¥841 million for the year ended March 31, 2004.

     Channels of Third Parties. We maintain numerous referral relationships with other consumer finance companies and financial institutions. These relationships provide an opportunity for these companies to generate fees, in the form of commissions we pay based on acquired loan balances, in respect of loans that these companies would otherwise reject because of the indebtedness level of the applicants. We benefit from these relationships because we believe our credit assessment expertise gives us an advantage in evaluating the creditworthiness of such borrowers. We continue to negotiate actively to expand these channels.

     Channels for Loans That We Guarantee

     We currently rely exclusively on the channels of an affiliate and a third party to provide loan guarantees.

     Channels of an Affiliate — Shinsei Business Finance. In addition to acquiring loans through Shinsei Business Finance, we use our credit assessment and credit management expertise to provide guarantees to the loan customers of Shinsei Business Finance. Our outstanding guarantees amounted to ¥177 million as of March 31, 2003 and ¥1,318 million as of March 31, 2004.

     Channels of Third Parties. Our main third-party channel for provision of loan guarantees is through Sanyo Club Co., Ltd., or Sanyo Club. Our outstanding guarantees of loans to customers of Sanyo Club amounted to ¥1,327 million as of March 31, 2003 and ¥2,280 million as of March 31, 2004.

  Loan Servicing

     We acquire most of the distressed loans for our loan servicing segment from the banks that provide various banking services to us in the ordinary course of our and their business.

Loan Disbursements

     We wire loan funds to accounts designated by borrowers. Unlike many of our competitors, we do not use proprietary automated loan machines to disburse loans in order to minimize physical infrastructure. Until May 31, 2004, we also disbursed loans through ATMs operated by third parties such as local and regional banks with whom we had entered into access agreements. These ATMs allowed our customers to withdraw, but not deposit, their funds in return for a small fee paid by us on each transaction. On May 31, 2004, we ceased all arrangements to use third-party ATMs. As a result, we now rely entirely on disbursements to bank accounts designated by customers.

Opening of Loan Accounts

     Effective screening and approval of loan applicants and guarantors are critical factors in the success of our business.

  Small Business Owner Loans, Wide Loans, Business Timely Loans and Consumer Loans

     The application procedure focuses principally on confirmation through an interview of the identity and credit capacity of the customer and, if relevant, the guarantor. A new customer or guarantor must first provide proof of identity, date of birth, address, place of work, length and nature of employment, family situation, existing borrowings from other lenders and other details. To establish their credit standing, we check the customer information and, if relevant, guarantor information against our proprietary database and also check the customer information against other databases. One such database is maintained by numerous credit information centers solely for use by consumer and small business finance companies, sales finance companies and credit sales companies. These credit information centers for consumer and small business finance companies record all transactions on a real-time basis, as participating companies are required to provide customer credit information on an ongoing basis. Another database with information on delinquent loans is shared by moneylenders, banks and installment sales finance companies.

     Small Business Owner Loans, Wide Loans and Business Timely Loans

     Loan approvals for small business owner loans, Wide loans and Business Timely loans depend on both telephone and face-to-face interviews. The staff in the local loan office, a loan office manager and our credit screening department review the information provided by applicants for small business owner loans, Wide loans and Business Timely loans. The credit screening department reviews and makes a decision based on the information relating to the customer and, if applicable, the guarantor forwarded by the loan office after it completes its check. The information we examine may include information about the applicant’s employer or business, including its registration and financial information.

     To determine the creditworthiness of potential borrowers, we examine a combination of factors including their history of borrowings, employment, and outstanding loans, particularly those that are secured.

     For small business owner loans and Wide loans, within two or three days from a successful initial application, the staff at the local loan office visit the applicant and the guarantor to execute the loan and guarantee agreements and to discuss the consequences of the guarantee provision to ensure that both the applicant and the guarantor know the purpose of the loan and the obligations they separately incur. We have never used blanket guarantees, a practice for which some small business lenders have come under widespread social criticism in recent years. A blanket guarantee holds the guarantors liable for all current and future loans of the borrower, even those of which the guarantor is not aware.

     For Business Timely loans, a credit line is established immediately following a successful application. We conduct a credit assessment of an account holder with four credit lines or more every three months and of an account holder with fewer than four credit lines every year. We may terminate the account for a number of reasons.

     Consumer Loans

     We rely almost entirely on telephone interviews for our unguaranteed consumer loans. Our computerized credit scoring system weighs and analyzes the information provided by the applicant and, if the loan is approved, produces a credit line recommendation through the use of statistical data including the state of the customer’s transactions with other loan providers and regional factors. This automated scoring system sets our consumer loans limits with a final review by the local loan office manager.

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

     Any history of substantial outstanding borrowings or past defaults, shown in our database or databases maintained by credit information centers, provides grounds for rejection. In particular, we do not accept any applicant with five or more loans outstanding from consumer loan companies, and no applicant who already holds an account with us may borrow more consumer loans. Unsuccessful applicants for our consumer loans may apply for our small business owner loans and Wide loans, which require a guarantor independent of the borrower.

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

  Secured Loans

     Because we provide loans backed by real estate, currently our principal secured loan product, primarily to business entities, we tailor our screening and approval process to the individual circumstances of the entities. Also, the terms of these loans are heavily negotiated. To determine the creditworthiness of a potential borrower, we examine a combination of factors including from publicly available information about the borrower, such as its financial statements, and the value and quality of the secured real estate.

Collection

  Small Business Owner Loans, Wide Loans, Business Timely Loans and Consumer Loans

     If a borrower fails to make a timely repayment, the loan office that holds the loan account has initial responsibility for collection of any overdue repayment. Overdue balances on all loans accrue interest at a penalty rate of 29.2% per year. We have the right in case of non-payment of a loan installment or any other specified event of default to accelerate the maturity of the loan. From the first day of delinquency, our computer system produces automatic daily reports on overdue repayment. Loan office personnel attempt to contact by telephone the customer and, if applicable, the guarantor. Most delinquent customers pay their overdue balances shortly after this notice. When initial collection efforts fail, loan office personnel continue their collection efforts, and if necessary, we transfer the loan collection responsibility to our Legal Department.

     Each loan office is in charge of collection efforts for a loan account until it is deemed to be a bad loan account. A loan account becomes bad when the borrower has decreased or become bankrupt or a legal proceeding has begun to recover the loan or in the following cases:

•	In the case of a small business owner loan or Wide loan, when interest payments are delinquent for 44 days;

•	In the case of a Business Timely loan, when payments are past due for 7 days; and

•	In the case of a consumer loan, when interest payments are delinquent for 67 days.

     We transfer all bad loan accounts to our Investigation Department, which then takes on the collection responsibility. When we choose to provide an allowance, the Investigation Department continues to examine the possibility of collection and compile information with which to determine whether or not to charge off the debts. See “Allowance for Loan Losses, Loan Charge-offs and Provisions for Loan Losses” in Item 5.A of this annual report on Form 20-F for discussion of the determination of our allowance for loan losses.

  Secured Loans

     We have not experienced any delinquent or charged-off real estate loans provided by our newly established Real Estate Financial Department. As this real estate loan business is new, we are currently in the stage of devising collection procedures for these loans.

Strategic Investments

     We invest in enterprises that have the potential to complement our business strategically whose values are expected to appreciate. Some of these enterprises are our affiliates, and our total initial investments in these affiliates had amounted to ¥748 million as of March 31, 2004. The remainder of these enterprises are small enterprises that we view as potential strategic partners, rather than sources of potential capital gains, and our total initial investments in these enterprises had amounted to ¥1,169 million as of March 31, 2004. Most recently, in June 2004, we made an initial investment of ¥1,098 million in Xinhua Finance Limited, of which Xinhua News Agency, China’s largest news provider, is a 17% owner, to strengthen our presence in China.

Marketing

     We conduct direct telemarketing through our offices specialized in small business owner and Business Timely loans, rather than extensive general marketing campaigns, the typical marketing strategy of the major finance companies. In our experience, local physical presence is important for successful marketing to prospective customers of these loan products.

     While in the past we engaged in more traditional sales promotion techniques to increase our customer base, such as nationwide broadcast advertisements on television, advertisements in weekly magazines, telephone directories and newspapers, circulars in newspapers, leaflets and board advertisements in subways and trains, we currently use these traditional sales promotion techniques on a limited basis only. Since the establishment of Webcashing.com, we have devoted marketing resources to less-costly online advertisements, primarily to push the Internet presence of Webcashing.com.

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

Technology

  Branch and Office Network

     The application and e-mail servers in our branches and offices are connected through fiber optic networks. We outsource our maintenance and operation work on the networks to an NEC affiliate.

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

  Loan Disbursements

     Our customers must direct funds to accounts maintained by banks or financial institutions of their choice through Sanyo Electric Credit, which provides wire transfer service. Until May 31, 2004, when we terminated all arrangements to use ATMs, customers also had the option of receiving loan disbursements through ATMs, for which we used Credit and Finance Information System, or CAFIS, developed by NTT.

Competition

  Consumer Finance Industry

     Japan’s consumer finance industry is becoming increasingly competitive. In the past, the country’s financial system was more strictly regulated. In recent years, however, the Financial Services Agency, or FSA, and other government bodies have taken steps to deregulate the financial system and allow increased competition. For instance, the barriers that once prevented banks from entering the consumer finance industry, including provisions of the Banking Law of Japan and other related legislation and guidelines, have been gradually reduced in recent years. While banks themselves continue to lack access to a database on credit information available to consumer finance companies and credit card companies, they may now own consumer finance subsidiaries that can access the database, an invaluable resource for success in the industry. As a result, we expect to face additional competition not only from existing competitors but also from banks and new market entrants in the future. Our current and potential competitors include:

•	foreign financial institutions, a number of which have been entering the Japanese consumer finance industry, such as GE Capital through its acquisition of Lake;

•	large Japanese consumer finance companies, including Takefuji, Acom, Promise, and Aiful, which continue to seek greater market shares of the consumer finance market through extensive marketing, and medium-sized consumer finance companies, such as Shinki and Credia;

•	Japanese banks and other financial institutions expanding out of their traditional markets, particularly by forming joint ventures and alliances with consumer finance companies, including Sumitomo Mitsui Banking Corporation through its establishment of At-Loan and an alliance and shareholding agreement with Promise, UFJ Bank through its establishment of Mobit, The Bank of Tokyo Mitsubishi through Tokyo-Mitsubishi Cash One and an alliance and shareholding agreement with Acom, and The Sumitomo Trust and Banking Co. through Businext Corporation;

•	credit card companies, particularly overseas companies such as MasterCard, which have formed distribution relationships with Acom and Aic and increasingly offer credit cards in Japan as revolving loans, rather than simply to finance consumption by individuals; and

•	non-financial institutions, an increasing number of which are entering the consumer finance industry through acquisitions, including Hankyu Corporation, a railway company, that provides consumer credit services through Station Finance.

     We compete in our market on the basis of interest rates, speed and effectiveness of credit assessment and credit risk management, product mix, ability to identify and maintain relationships with strategic partners for customer referrals, brand recognition, location and network of offices and marketing.

  Loan Servicing Industry

     We compete in the Japanese loan servicing industry through our subsidiary Nissin Servicer. The industry has grown rapidly in the last few years due to the accelerated disposal of nonperforming loans by Japanese financial institutions. As a result of recent measures of the Japanese government to combat nonperforming loans, major banks are expected to further accelerate disposition of their nonperforming loans. However, the competition is also intensifying as the number of entrants into the industry grows rapidly, with the effect that the purchase prices of distressed loan have begun to rise. According to the Ministry of Justice, as of March 31, 2004, 87 companies were registered as licensed servicing companies, of which we believe eight are affiliated with consumer finance companies. Our current and potential competitors include the Japanese financial institutions that have obtained or may obtain a license to operate in the loan servicing market. We compete in this market on the basis of ability of identify loan servicing opportunities, the purchase price we offer, loan servicing capability, effectiveness of credit assessment and credit risk management and brand recognition.

Regulation

  The Moneylending Business Restriction Law, Contribution Law and Interest Rate Restriction Law

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

     Registration Requirements

     Under the Moneylending Business Restriction Law, any company wishing to engage in moneylending is required to register with the chief officer of the FSA if it lends through offices in more than one prefecture. The registration is renewed every three years. The FSA must reject a registration or renewal application if it contains any untrue statement or omission of a material fact or the applicant is disqualified under the Moneylending Business Restriction Law. A disqualified person includes:

•	any person who has had its registration revoked because of specified misconduct or other reasons under the Moneylending Business Restriction Law within five years prior to the application,

•	any person who was fined for violating the Moneylending Business Restriction Law or other specified statues and five years have not passed since the person completed the payment of the fine (or became excused from paying it),

•	any person who was sentenced to imprisonment for any reason and five years have not yet passed since person completed the term of imprisonment (or became excused from serving it),

•	any person in respect of which any of the directors, statutory auditors or specified senior employees is a disqualified person,

•	any person who is a member of a crime syndicate, and

•	any person who does not meet the minimum net asset requirement of ¥3 million, in the case of an individual, or ¥5 million, in the case of a corporation.

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

     Under the Contributions Law, no person in the moneylending business may charge interest at a rate exceeding 29.2% per year. Charging or receiving interest at a rate exceeding 29.2% per year is subject to criminal penalty. The violation of the maximum interest rate is subject to a criminal sanction of imprisonment of 5 years or less and/or penalty of ¥10 million or less, in the case of an individual, and ¥30 million or less, in the case of a corporation. Pursuant to the proposed amendments to the Contributions Law currently being discussed at the Japanese Diet, the Japanese government is expected to review the maximum interest rate legally chargeable around year 2006, in consideration of funding circumstances, economic and financial conditions and business practices of moneylenders.

     The Moneylending Business Restriction Law provides that a loan agreement with an interest rate exceeding 109.5% per year is invalid.

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

     Previously virtually no borrowers refused to pay interest in excess of the Interest Rate Restriction Law. More recently, the number of borrowers who refuse to pay or request refunds, though still very small, has increased, largely due to increases in the number of individuals in Japan experiencing financial difficulties as a result of ongoing economic difficulties in Japan. When a borrower exercises its legal right to refuse to pay interest in excess of the Interest Rate Restriction Law, the entire unpaid balance of the loan, and any unpaid interest excluding the unpaid excess interest, becomes immediately due and payable in accordance with the terms of our contractual loan agreements. Borrowers who fail to repay the unpaid balance of the loan, including any unpaid interest due, excluding the unpaid excess interest portion, are subject to the general collection procedures applicable to all borrowers discussed in “Business — Collection.” We do not extend additional credit to borrowers who have refused to make interest rate payments. On occasion, we negotiate refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. For the year ended March 31, 2004, we agreed to return the excess interest payments totaling approximately ¥134 million with respect to 425 borrowers, compared with return of excess interest payments totaling approximately ¥72 million with respect to 244 borrowers for the year ended March 31, 2003 and return of excess interest payments totaling approximately ¥28 million with respect to 107 borrowers for the year ended March 31, 2002. The effect of the returned payments has been immaterial to our results of operations.

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

  Servicer Law

     With the purpose of protecting borrowers from unfair collection practices, the Practicing Attorney Law (the “Attorney Law”) stipulates that no person other than a qualified attorney can engage in providing legal services or acquiring claims in order to enforce them against debtors. In February 1999, the Law Concerning Debt Servicing Business by Servicing Companies (the “Servicer Law”) was enforced in order to facilitate third-party debt servicing for performing and nonperforming loans of financial institutions and to deal effectively with the sale, liquidation, and servicing of their bad loans.

     The Servicer Law requires a minimum capital of ¥500 million for a company to be licensed by the Minister of Justice to conduct third-party servicing. In addition, to make this law consistent with the provisions of the Attorney Law, at least one attorney must be appointed as a director of a licensed debt servicing company.

     The Servicer Law, as amended in September 2001, covers a range of financial assets specified in the law, including:

•	loan receivables held by financial institutions (including banks, insurance companies and finance companies licensed under the Moneylending Business Restriction Law and other miscellaneous financial entities), specified claims (tokutei saiken) under the Securitization Law, and other claims as set out by cabinet orders; and

•	loan receivables under bankruptcy or rehabilitation proceedings and loan receivables which are securitized through special purpose vehicles.

     A licensed servicer is entitled to manage and collect receivables in relation to the above claims on behalf of its clients or its own account. A servicer is also able to engage in real estate transactions in connection with secured loans. According to the Ministry of Justice, as of March 31, 2004, there were 87 licensed servicing companies in Japan.

  The Law Concerning Protection of Personal Information

     On May 30, 2003, the Japanese government promulgated the Law Concerning Protection of Personal Information (the “Personal Information Protection Law”). The Law clarifies the legal duty of a business to protect personal information by setting out basic principles for a proper treatment of such information. The Personal Information Protection Law applies to:

•	information concerning individuals and does not extend to corporations, and

•	the national government, local public organizations and certain private businesses that are considered to be personal information handling enterprises.

     The language of the Personal Information Protection Law contains very general terms. Regulations will be issued to clarify how the Personal Information Protection Law will be implemented. It is also likely that industry associations will establish guidelines for their member organizations, detailing how such organizations must comply with the Personal Information Protection Law. The provisions of the law will become effective beginning April 1, 2005.

     Personal information, as defined by the Personal Information Protection Law, is any information that distinguishes a living individual from another living individual. This includes a person’s name, address, birth date, birthplace, phone number, financial history, employment history, academic history and occupation. The Personal Information Protection Law applies to personal information-handling enterprises, or data controllers, defined as persons that use databases that contain the personal information of 5,000 or more people. A personal information database is defined as a collection of information, which is systematically arranged to conduct searches.

     The Personal Information Protection Law provides the following general restrictions on the use of personal information:

•	the purpose of the use of information must be specified as much as possible;

•	personal information may not be obtained through fraud or by other illegal means;

•	upon acquiring the personal information, the use of information must be notified to the relevant individual or published;

•	personal collected should be relevant to the purposes for which it is to be used and, to the extent necessary for those purposes, should be accurate and kept up to date;

•	to prevent loss, unauthorized access, destruction, use, modification or disclosure of personal information, security safeguards must be implemented;

•	personal data may not be disclosed or made available to third parties without the prior consent of the individual to whom the personal information relates; and

•	the name and title of the data controller and the purpose of use of all personal data must be made available to the individual to whom the personal information relates.

     Data controllers must deal adequately and promptly with complaints regarding their use of personal information. For example, a data controller must appoint a person who is responsible for customer information, and establish complaint hotlines. If data collectors violate their duty by disregarding the competent minister’s orders, they may be subject to imprisonment not exceeding six months, or a fine not exceeding ¥300,000.

Properties

     Our head office in Tokyo, Japan occupies 1,847.57 square meters of office space, and our head office in Matsuyama, Ehime, occupies 1,986.38 square meters of office space on 642.78 square meters of land. We lease the Tokyo Head Office space and own the Matsuyama Head Office space. We lease most of our 70 loan offices, located throughout Japan. More than half of our loan offices operate in the metropolitan regions surrounding Tokyo and Osaka.

Legal Proceedings

     We are not a party to any material legal proceedings.

C. Organizational Structure.

     The table below shows our principal subsidiaries, all of which were incorporated under the laws of Japan:

	Shares held by us,
	directly or
Name	indirectly	Principal business
Nissin Servicer Co., Ltd.	89.8%	Loan servicing business
NIS Lease Co., Ltd. (1)(2)	100.0	Leasing business
NIS Property Co., Ltd. (2)	100.0	Real estate-related business
Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. (3)	100.0	Consulting business

(1)	Established on November 10, 2003.

(2)	Prior to June 22, 2004, NIS Property Co., Ltd., was named Nissin Credit Guarantee Co., Ltd. and its principal business was providing credit guarantees. On June 15, 2004, Nissin Guarantee Co., Ltd. transferred its credit guarantee business operations to NIS Lease Co., Ltd.

(3)	Established on July 9, 2004.

D. Property, Plants and Equipment.

     The information required by this item is in Item 4.B of this annual report on Form 20-F.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

     You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A of this annual report on Form 20-F and our audited U.S. GAAP financial statements, including the notes to these statements, appearing beginning on page F-1 of this annual report on Form 20-F. This discussion and analysis is based on U.S. GAAP financial information except as noted otherwise. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those in Item 3.D of this annual report on Form 20-F.

Overview

     We are primarily engaged in the business of providing small unsecured loans to individuals in Japan, including consumers and small business owners. Most of our income comes from interest income on loans receivable from this business, which comprises our integrated financial services segment. We also acquire and service non-performing debts from banks and other financial institutions in Japan as part of our loan servicing segment.

     Our net interest income after provision for loan losses was ¥22,659 million for the year ended March 31, 2002, ¥22,562 million for the year ended March 31, 2003 and ¥22,922 million for the year ended March 31, 2004. Over the last three years, the growth of our loan servicing business and decline in our interest expense counterbalanced the slowdown in the growth of our loan portfolio and increase in our provision for loan losses, as a result of which our net interest income after provision for loan losses has remained largely stagnant. Our net income was ¥4,801 million for the year ended March 31, 2002, ¥5,176 million for the year ended March 31, 2003 and ¥6,077 million for the year ended March 31, 2004. Our net income has increased steadily, despite the recent stagnant trend in our net interest income after provision for loan losses, as a result of our efforts to contain the growth of our non-interest expenses.

  Integrated Financial Services

     We categorize our loans in our integrated financial services into the following four primary categories:

•	Small Business Owner Loans. Small business owner loans are primarily unsecured loans to self-employed individuals guaranteed by one or more guarantors. In recent years, the amount of total small business owner loans outstanding and number of customer accounts have increased, primarily as a result of our active promotion of these loans through the direct telemarketing efforts of our offices specializing in small business owner loans and Business Timely loans, as well as through referrals from our strategic alliance partners. As a result, the percentage of interest income derived from small business owner loans has been increasing.

•	Wide Loans. Wide loans are unsecured loans used to consolidate individual debts and guaranteed by one or more guarantors. In recent years, the amount of total Wide loans outstanding and, other than for the year ended March 31, 2004, interest income from Wide loans have increased, primarily as a result of increases in the number of customer accounts, other than for the year ended March 31, 2004, and our marketing of these loans to the customers of our referral partners. The percentages of our loans outstanding and interest income derived from Wide loans have slightly declined over the last three years.

•	Business Timely Loans. Business Timely loans are unguaranteed, unsecured loans to individual small business owners pursuant to revolving lines of credit. In recent years, Business Timely loans have continued to grow, reflecting increases in the number of customer accounts due to active direct telemarketing efforts since the introduction of this loan product in March 2000, and the percentage of interest income derived from Business Timely loans has been increasing.

•	Consumer Loans. Consumer loans are unguaranteed, unsecured loans to individuals. As a result of a strategic shift over the last several years toward promotion of our small business owner loans, Wide loans and Business Timely loans, the number of consumer loan accounts and our total consumer loans outstanding have gradually declined, and the percentage of interest income derived from consumer loans has been decreasing. In line with this strategic shift, pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans and related interest receivable to Orient Credit at a price of ¥32,943 million. See “— Factors Affecting Our Financial Results — Disposition of Consumer Loans” below for a further discussion.

     In addition, while traditionally insignificant relative to the rest of our operations, our provision of secured and other loans grew this past fiscal year as a result of our new efforts to provide loans secured by real estate.

     The following table provides information on the average balance of loans outstanding for each of the years indicated for each of our main product categories and the percentage of total average loans outstanding represented by each loan category:

	Year ended March 31,
	2002		2003		2004
	(in millions except percentages)
Small business owner loans	¥32,195	22.5%	¥45,311	26.9%	¥55,647	31.6%
Wide loans	50,940	35.7	59,743	35.4	61,592	34.9
Business Timely loans	12,238	8.6	17,256	10.2	17,909	10.2
Consumer loans	45,784	32.1	45,093	26.7	38,600	21.9
Secured and other loans	1,613	1.1	1,265	0.8	2,496	1.4

Total average balance of loans outstanding	¥142,770	100.0%	¥168,668	100.0%	¥176,244	100.0%

     The following table shows the interest income from loans and the percentage of our total interest income from loans derived from each major category of loans for the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,
	2002		2003		2004
	(in millions except percentages)
Small business owner loans	¥7,119	21.0%	¥9,719	25.2%	¥11,378	29.9%
Wide loans	11,740	34.6	13,150	34.2	12,829	33.7
Business Timely loans	3,232	9.6	4,515	11.7	4,590	12.1
Consumer loans	12,188	35.9	11,677	30.3	9,750	25.7
Secured and other loans	285	0.8	205	0.5	240	0.6

Total interest revenue from loans receivable	34,564	101.9	39,266	101.9	38,787	102.0
Less amortization of loan origination costs	(633)	(1.9)	(747)	(1.9)	(751)	(2.0)

Interest income from loans receivable	¥33,931	100.0%	¥38,519	100.0%	¥38,036	100.0%

  Loan Servicing

     Through our subsidiary Nissin Servicer, which commenced its operations in October 2001, we mainly service distressed loans that we purchase from third-party financial institutions. The table below shows the aggregate purchase price and aggregate collection amount of distressed loans for each of the years indicated:

	Year ended March 31,
	2002 (1)	2003	2004
	(in millions)
Aggregate purchase price of distressed loans	¥403	¥4,854	¥4,502
Aggregate collection amount of distressed loans	33	2,859	4,538

(1) Commenced operations in October 2001.

     We expect that the relative importance of this operating segment will continue to increase in the short to medium term.

Factors Affecting Our Financial Results

     The principal determinants of our profitability have been our net interest income, the levels of provisions for loan losses and the amount of non-interest expenses that we incur.

  Net Interest Income

     Integrated Financial Services

     Our net interest income from our integrated financial services is our interest income minus our interest expense from loans receivable. The principal determinants of our total interest income are our loan portfolio size, which is a product of the number of our customer loans accounts and the average outstanding balance per account, and the average interest rate we charge on our loans. Our interest expense reflects the funding cost to us of making loans to our customers. The difference between the interest rates we charge our customers and the interest rates we pay to finance our loans to customers largely determines our margins and profitability. Because the average interest rate per account and average outstanding balance per account vary by loan product, changes in the relative composition of loan products in our total portfolio also affect net interest income.

     Loan Portfolio Size. Our loan portfolio grew steadily in recent years until the year ended March 31, 2004, during which we slowed the growth by applying stricter screening standards to loan applications in response to recent increases in defaults. Growth in our loan portfolio has been driven principally by growth in the number of customers for our small business owner loans, Business Timely loans and, other than for the year ended March 31, 2004, Wide loans, while the number of customers for our consumer loans has declined. Over the recent years, balances per account for our small business owner loans and consumer loans have generally increased, although balances per account for our Business Timely loans have decreased and balances per account for our Wide loans have fluctuated. For additional information on account numbers and balances per account, see “Our Products” in Item 4.B of this annual report on Form 20-F. We believe that the number of customers and our portfolio size for our small business owner loans, Wide loans and Business Timely loans will increase as a result of expanded customer acquisition channels for our loans, including our expanded network of loan offices and our referral arrangements with other financial service providers, and the overall demand for personal financing in Japan. However, we expect the number of customers and portfolio size for our consumer loans will decrease dramatically beginning in the year ending March 31, 2005, as a result of our recent sale of most of the outstanding balance of our consumer loans to a third party. See “— Disposition of Consumer Loans” below. While the total loan portfolio size will decrease for the year ending March 31, 2005 as a result of this one-time disposition, we believe that our loan portfolio will resume growth over the medium to long term reflecting the continuing growth in our portfolio of small business owner loans, Wide loans and Business Timely loans.

     Interest Rates. We determine the interest rates we charge on our loans based on factors including competition from other lenders, legal restrictions on interest rates as discussed under “Regulation — The Moneylending Business Restriction Law, Contribution Law and Interest Rate Restriction Law” in Item 4.B of this annual report on Form 20-F and the willingness of our customers to borrow at the interest rates we charge. The weighted period-end average contractual interest rate on our outstanding loans has been decreasing gradually, from 26.3% for the year ended March 31, 2001, to 25.9% for the year ended March 31, 2002, to 25.3% for the year ended March 31, 2003 and to 24.0% for the year ended March 31, 2004. The weighted period-end average is determined by calculating the average interest rate for each of our loan products on the period-end date, weighting these rates by the proportion of total loans outstanding represented by the loan category on this date, and averaging these weighted interest rates. The gradual decrease mainly reflects interest rate-based competition in the consumer finance industry as well as the growth of our small business owner loans and Wide loans, which carry lower interest rates than our consumer loans. We lowered the contractual interest rate on each of our major loan products by 0.73% for the year ended March 31, 2002, but did not reduce the rate further for the year ended March 31, 2003 and 2004. In addition to the above factors, our recent sale of most of the outstanding balance of our consumer loans will contribute to a further decrease in the weighted period-end average contractual interest rate on our outstanding loans for the near term.

     Interest Expense. Our interest expense fluctuates with changes in market interest rates, market conditions, the mix of our funding sources, the amount of our borrowings and our credit ratings.

•	Market Interest Rates and Market Conditions. In recent periods, we have benefited from the extremely low interest rate environment in Japan created by government policies intended to combat ongoing economic weakness. The weighted period-end average rate of long-term borrowings was 2.7% as of March 31, 2002, 2.4% as of March 31, 2003 and 2.3% as of March 31, 2004. The weighted period-end average rate of short-term borrowings was 2.2% as of March 31, 2002, 1.7% as of March 31, 2003 and 1.3% as of March 31, 2004.

•	Mix of Our Funding Sources and Credit Ratings. Beginning in the year ended March 31, 2000, when legal restrictions on debt issuances to fund our lending business were eliminated, we have increased our borrowings through debt issuances relative to bank loans, which had previously accounted for substantially all of our borrowings. To the extent that debt issuances have been available to us, we have benefited from their typically lower funding costs than those of bank loans. At March 31, 2000, debt issuances represented approximately 13.9% of our total borrowings. This percentage was 33.0% at March 31, 2001, 38.1% at March 31, 2002, 30.8% at March 31, 2003 and 32.0% at March 31, 2004. The percentages as of March 31, 2003 and 2004 reflect our asset backed commercial paper, which we began issuing in October 2002. The significant decline in the amount of debt issuances as a percentage of our total borrowings between March 31, 2002 and 2003 is principally attributable to the increased difficulty we experienced in seeking funding from the debt markets following the recent downgrades of the credit ratings of consumer finance companies, including us, by rating agencies. Nonetheless, the effect of the smaller percentages of our debt issuances in recent years as compared to that of March 31, 2002 has been partly offset by the gradual decline in the interest rates that banks charge us in recent years. While the downgrades have harmed our ability to tap the debt markets, our current intention, subject to market conditions and other uncertainties, is to increase our proportion of direct financing to around 40%.

•	Amount of Our Borrowings. To the extent that the size of our loan portfolio grows, we rely primarily on borrowings to finance the growth of the portfolio. We expect the amount of borrowings to decrease in the near term, because the capital requirement for our loan provision business will be reduced for the near term as a result of the recent sale of most of the outstanding balance of our consumer loans, as discussed in “— Disposition of Consumer Loans” below.

     Loan Servicing

     Our net interest income from loan servicing is our interest income minus our interest expense from purchased loans. The factors that affect our interest expense in our loan servicing segment are largely identical to those affecting our integrated financial service segment. However, the principal determinants of our total interest income differ significantly from those affecting our integrated financial service segment. The principal determinants of interest income from loan servicing are the amount of purchased loans in our portfolio, our ability to service distressed loans, including through negotiation with the borrowers and restructuring of the loan terms, and the prices at which we purchase the distressed loans. Because we generally do not recognize interest income on a distressed loan until we fully recover the purchase cost, our recognition of interest income may be significantly delayed compared to the recognition of interest income for our integrated financial services. See “— Critical Accounting Policies — Purchased Loans Receivable and Revenue Recognition.” Also, due to increasing competition in this market, which has created an upward pressure on the purchase prices for the distressed loans, we expect our interest income from purchased loans as a percentage of the amount of our purchased loans to decrease over the long term.

       Provisions for Loan Losses

     Our provisions for loan losses are allocations made each period to our existing allowance for loan losses. Our allowances for possible loan losses are based upon our estimates of probable uncollectable loan losses from known and inherent risks in our loan portfolio. We determine these allowances based upon various factors including the status and risk profile of the borrower and, if applicable, guarantor, economic conditions, unemployment rates, bankruptcy cases and our historical loss experience. Increases to our allowance are made by charges to our provision for loan losses. Recoveries of previously charged-off amounts are deducted from our provision for loan losses for the year in which the recoveries occur. Based upon our estimated allowance needs, we then supplement the remaining balance through provisions for loan losses. Our provisions for loan losses have been increasing in recent periods. These increases generally reflect growth in the amount of our total loans outstanding and the amount of charge-offs as a result of increases in the number of defaults, reflecting the difficult economic environment in Japan. Also, our provision for loan losses in any given fiscal year depends partly on the adequacy of our allowance for loan losses for the previous fiscal year, as we must make up for any such inadequacy, if any, with increased provision for loan losses in the following fiscal year. To the extent that the provision for loan losses have been increasing due to current economic conditions in Japan, it signifies the increasing risk that our loan portfolio carries. Additional detail on provisions for loan losses for our various loan products is included below under “Allowance for Loan Losses, Charge-offs and Provisions for Loan Losses.”

  Non-interest Expense

     The most significant components of our non-interest expense are salaries and employee benefits, occupancy, furniture and equipment, and other general and administrative expenses.

•	Salaries and Employee Benefits. Our salaries and employee benefits depend on the number of our employees and the compensation and benefits we provide to each employee. The number of employees decreased from 859 at March 31, 2002 to 832 at March 31, 2003, but increased to 851 at March 31, 2004. Also, as of April 1, 2002, we increased the amount of cash compensation to each employee to make up for the reduction in the rent subsidy we provide to the employees who live in the housing units we lease. To the extent that our operational scale increases over the medium to long term, we expect our salaries and employee benefits to continue to increase in the medium to long term. In the short term, however, as a result of the significant reduction in the scale of our consumer loan business due to our recent sale of most of the outstanding balance of our consumer loans and related interest receivable to Orient Credit, we expect our salaries and employee benefits to remain stable.

•	Occupancy, Furniture and Equipment. Our expense in connection with our occupancy, furniture and equipment depends largely on the number of our loan and other offices and branches and the associated rents. The number of loan offices was 72 at March 31, 2002 and remained at 72 at March 31, 2003 and decreased to 70 at March 31, 2004. We expect office rents to decline significantly in the short term, as we have eliminated 17 offices since March 31, 2004 following the sale of most of the outstanding balance of our consumer loans and related interest receivable to Orient Credit.

•	Other General and Administrative Expenses. The major items in our other general and administrative expense include communication expenses, taxes and duties, travel and transportation expenses and recruiting expenses. As we continue to make efforts to reduce operational inefficiencies, we expect our other general and administrative expenses as a percentage of our non-interest expense to decrease.

     Non-interest expense also includes advertising expenses, losses on sale and impairment of long-lived assets, minority interests and other expenses. We recognized an impairment of investment in affiliates for the year ended March 31, 2003, but not for the year ended March 31, 2004. Our advertising expenses declined for each of the past three fiscal years in line with the increasing importance of referrals. We plan to continue to decrease our advertising expenses.

  Disposition of Consumer Loans

     In June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit for ¥32,943 million. We expect that this will decrease our interest income by ¥6,744 million and our net interest income after provision for loan losses by ¥3,741 million for the year ending March 31, 2005, as compared to what our results would be without the sale. However, our net income is expected to increase by ¥80 million for the year ending March 31, 2005, as compared to what our net income would be without the sale because we expect the reduction of expenses associated with our consumer loan business, such as loan loss-related expenses and non-interest expenses, to largely offset the decline in our interest income. In addition, for the year ending March 31, 2005, we will recognize a one-time non-interest income item as a result of the sale. Following the sale, we will continue to offer consumer loans to prospective customers, particularly those who are referred to us by our alliance partners, but we expect that our consumer loan business will operate at a substantially reduced scale for the foreseeable future.

Results of Operations

  Consolidated Information

     The following table shows selected income statement data in yen amounts and as percentages of total interest income for the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,
	2002		2003		2004
	(in millions except percentages)
Total interest income	¥33,976	100.0%	¥39,234	100.0%	¥40,107	100.0%
Total interest expense	3,884	11.4	3,984	10.2	3,724	9.3

Net interest income	30,092	88.6	35,250	89.8	36,383	90.7
Provision for loan losses	7,433	21.9	12,688	32.3	13,461	33.6

Net interest income after provision for loan losses	22,659	66.7	22,562	57.5	22,922	57.1

Total non-interest income (loss)	(428)	(1.3)	846	2.2	838	2.1

Non-interest expense:
Salaries and employee benefits	5,067	14.9	6,233	15.9	6,735	16.8
Occupancy, furniture and equipment	2,201	6.5	2,190	5.6	2,060	5.1
Advertising	1,838	5.4	449	1.1	218	0.6
Other general and administrative expenses	4,253	12.5	4,389	11.2	3,457	8.6
Losses on sale and impairment of long-lived assets, net	145	0.4	225	0.6	530	1.3
Impairment of investment in affiliates	—	—	683	1.7	—	—
Other	124	0.4	124	0.3	97	0.2
Minority interests	1	0.0	15	0.1	4	0.0

Total non-interest expense	13,629	40.1	14,308	36.5	13,101	32.6

Income before income taxes	8,602	25.3	9,100	23.2	10,659	26.6

Income taxes	3,801	11.2	3,924	10.0	4,582	11.4

Net income	¥4,801	14.1%	¥5,176	13.2%	¥6,077	15.2%

  Segment Information

     We have historically operated as a single segment that consisted of our business of providing loans to individuals. Beginning for the year ended March 31, 2004, we established our loan servicing business as a new reportable separate segment that consists of Nissin Servicer, which mainly acquires and services non-performing debts from banks and other financial institutions in Japan. The following tables show selected segment information for the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,
	2002
	Integrated financial	Loan
	services	servicing	Total
	(in millions)
Interest income	¥33,966	¥10	¥33,976
Interest expense	3,884	—	3,884
Provision for loan losses	7,433	—	7,433
Net income	4,791	10	4,801

	Year ended March 31,
	2003
	Integrated financial	Loan
	services	servicing	Total
	(in millions)
Interest income	¥38,520	¥714	¥39,234
Interest expense	3,951	33	3,984
Provision for loan losses	12,545	143	12,688
Net income	4,968	208	5,176

	Year ended March 31,
	2004
	Integrated financial	Loan
	services	servicing	Total
	(in millions)
Interest income	¥38,038	¥2,069	¥40,107
Interest expense	3,603	121	3,724
Provision for loan losses	12,824	637	13,461
Net income	5,671	406	6,077

  Year Ended March 31, 2004, Compared to Year Ended March 31, 2003

     Total Interest Income

     Total interest income for the year ended March 31, 2004 was ¥40,107 million, an increase of ¥873 million, or 2.2%, from ¥39,234 million for the previous fiscal year.

     Integrated Financial Services. Despite an increase in the average balance of our loans outstanding, which amounted to ¥176,244 million for the year ended March 31, 2004 as compared to ¥168,668 million for the previous fiscal year, interest income from loans receivable was ¥38,036 million, a decrease of ¥483 million, or 1.3%, as compared to ¥38,519 million for the previous year. This was primarily due to a decrease in the weighted period-end average contractual interest rate on our loans outstanding from 25.3% at March 31, 2003 to 24.0% at March 31, 2004, which reflected the growing share of small business owner loans and Wide loans in our loan portfolio. Small business owner loans and Wide loans carry slightly lower interest rates than consumer loans.

     The increase in the average balance of our loans outstanding was led by an increase in our average balance of small business owner loans of ¥10,336 million, or 22.8%, to ¥55,647 million for the year ended March 31, 2004 compared to ¥45,311 million for the previous year, an increase in our average balance of Wide loans of ¥1,849 million, or 3.1%, to ¥61,592 million for the year ended March 31, 2004 compared to ¥59,743 million for the previous year, and an increase in our average balance of Business Timely loans of ¥653 million, or 3.8%, to ¥17,909 million for the year ended March 31, 2004 compared to ¥17,256 million for the previous year. For the year ended March 31, 2004, the average balance of consumer loans, however, decreased by ¥6,493 million, or 14.4%, to ¥38,600 million from ¥45,093 million for the previous fiscal year. A decrease in the number of our loan accounts was more than offset by an increase in the average balance of our loans outstanding, which reflected our success in promoting guaranteed loans, which generally have larger balances per account, than unguaranteed loans.

     The average balance of our loans outstanding has increased primarily as a result of increased customer acquisition efforts and customer acquisition channels mainly through referral relationships with financial service providers. The balance of loans outstanding derived from referral relationships, including with our affiliates, as of March 31, 2004 was ¥26,422 million, or 14.7% of our balance of loans outstanding as of the same date, and we expect that percentage to increase in future periods as we increase our dependence on referral relationships.

     Loan Servicing. Interest income from purchased loans amounted to ¥2,069 million for the year ended March 31, 2004, an increase of ¥1,355 million, or 189.8%, as compared to ¥714 million for the previous fiscal year. This increase was principally due to the rapid growth of our loan servicing business through our subsidiary Nissin Servicer.

     Total Interest Expense

     Total interest expense for year ended March 31, 2004 decreased by ¥260 million, or 6.5%, to ¥3,724 million from ¥3,984 million for the previous fiscal year. The decrease reflected the 3.9% decrease in our balance of borrowings between March 31, 2003 and 2004. Moreover, due to our efforts to negotiate improved borrowing terms, particularly from banks, total interest expense as a percentage of total interest income decreased from 10.2% for the previous year to 9.3% for the year ended March 31, 2004.

     Net Interest Income

     As a result of the increase in our total interest income and the decrease in our total interest expense, net interest income for the year ended March 31, 2004 rose by ¥1,133 million, or 3.2%, to ¥36,383 million from ¥35,250 million for the previous fiscal year.

     Net Interest Income After Provision for Loan Losses

     Net interest income after provision for loan losses increased by ¥360 million, or 1.6%, to ¥22,922 million for the year ended March 31, 2004 from ¥22,562 million for the previous fiscal year. Provision for loan losses increased by ¥773 million or 6.1%, to ¥13,461 million for the year ended March 31, 2004, compared to ¥12,688 million for the previous fiscal year. Provision for loan losses as a percentage of total interest income increased from 32.3% for the previous fiscal year to 33.6% for the year ended March 31, 2004. The increase in our provision for loan losses reflects growth in the outstanding balance of our loans receivable as well as an increase in loan defaults, reflecting the difficult economic environment in Japan. Approximately ¥1,587 million of the provision for loan losses represents increased allowance for loan losses on our loans outstanding as of March 31, 2004, resulting from the deterioration of the Japanese economy. We expect the number of loan defaults to continue to increase, given the current economic conditions in Japan.

     Total Non-interest Income (Loss)

     Total non-interest income (loss) consisted of net losses and impairment of investment securities of ¥268 million, net gain on sales of subsidiaries and affiliates of ¥670 million and net guarantee fees received of ¥221 million. As a result, total non-interest income amounted to ¥838 million for the year ended March 31, 2004, a decrease of ¥8 million, or 0.9%, as compared to ¥846 million for the previous fiscal year.

     Total Non-interest Expense

     Total non-interest expense decreased by ¥1,207 million, or 8.4%, to ¥13,101 million for the year ended March 31, 2004 from ¥14,308 million for the previous fiscal year. The decrease resulted primarily from a decrease in our selling, general and administrative expense such as advertising costs, which offset an increase in losses on sale and impairment of long-lived assets, including impairment of ¥591 million for real estate for leases. In addition, the absence of any loss of impairment in affiliates for the year ended March 31, 2004 also contributed to the decrease in our total non-interest expense. We incurred impairment of investment in affiliates in an amount of ¥683 million for the previous fiscal year.

     Income Before Income Taxes

     Income before income taxes for the year ended March 31, 2004 increased by ¥1,559 million, or 17.1%, to ¥10,659 million from ¥9,100 million for the previous fiscal year. The increase resulted from increases in our total net interest income and decreases in our total non-interest expenses. The increase in our income before income taxes was partially offset by an increase in our provision for loan losses.

     Income Taxes

     Income taxes for the year ended March 31, 2004 were ¥4,582 million as compared to ¥3,924 million for the previous fiscal year. The effective tax rate applicable to us decreased slightly from 43.1% for the previous fiscal year to 43.0% for the year ended March 31, 2004.

     Net Income

     As a result of these factors, net income for the year ended March 31, 2004 increased by ¥901 million, or 17.4%, to ¥6,077 million from ¥5,176 million for the previous fiscal year.

  Year Ended March 31, 2003, Compared to Year Ended March 31, 2002

     Total Interest Income

     Total interest income for the year ended March 31, 2003 was ¥39,234 million, an increase of ¥5,258 million, or 15.5%, from ¥33,976 million for the previous fiscal year. The increase was due to an increase in the average balance of our loans outstanding, which amounted to ¥168,668 million for the year ended March 31, 2003 as compared to ¥142,770 million for the previous fiscal year. We believe that the balance outstanding has increased primarily as a result of increased customer acquisition efforts and customer acquisition channels mainly through referral relationships with financial service providers. The balance of our loans outstanding derived from referral relationships, including with our affiliates, as of March 31, 2003 was ¥21,820 million, or 8.1% of our balance of our loans outstanding as of the same date.

     The increase in the average balance of loans outstanding was led by an increase in our average balance of small business owner loans of ¥13,116 million, or 40.7%, to ¥45,311 million for the year ended March 31, 2003 compared to ¥32,195 million for the year ended March 31, 2002, an increase in our average balance of Wide loans of ¥8,803 million, or 17.3%, to ¥59,743 million for the year ended March 31, 2003 compared to ¥50,940 million for the year ended March 31, 2002, and an increase in our average balance of Business Timely loans of ¥5,018 million, or 41.0%, to ¥17,256 million for the year ended March 31, 2003 compared to ¥12,238 million for the year ended March 31, 2002. For the year ended March 31, 2003, the average balance of consumer loans, however, decreased by ¥691 million, or 1.5%, to ¥45,093 million from ¥45,784 million for the previous fiscal year. The increase in the average balance of loans outstanding, in turn, was a result of the increase in the number of accounts.

     The weighted period-end average contractual interest rate on our loans outstanding decreased slightly from 25.9% at March 31, 2002 to 25.3 % at March 31, 2003, reflecting the increasing importance of small business owner loans, Wide loans, and Business Timely loans, which carry slightly lower interest rates than consumer loans, and competitive pressures on interest rates.

     Total Interest Expense

     Total interest expense for year ended March 31, 2003 increased by ¥100 million, or 2.6%, to ¥3,984 million from ¥3,884 million for the previous fiscal year. The increase reflected the 20.5% increase in our balance of borrowings between March 31, 2002 and 2003. However, due to our efforts to negotiate improved borrowing terms and diversify our capital financing methods, with an increased emphasis on issuance of commercial paper, total interest expense as a percentage of total interest income decreased slightly from 11.4% for the previous year to 10.2% for the year ended March 31, 2003.

     Net Interest Income

     As a result of the increase in our total interest income exceeding the increase in our total interest expense, net interest income for the year ended March 31, 2003 rose by ¥5,158 million, or 17.1%, to ¥35,250 million from ¥30,092 million for the previous fiscal year.

     Net Interest Income After Provision for Loan Losses

     Net interest income after provision for loan losses decreased by ¥97 million, or 0.4%, to ¥22,562 million for the year ended March 31, 2003 from ¥22,659 million for the previous fiscal year. Provision for loan losses increased by ¥5,255 million to ¥12,688 million for the year ended March 31, 2003, or by 70.7%, compared to ¥7,433 million for the previous fiscal year. Provision for loan losses as a percentage of total interest income increased from 21.9% for the previous fiscal year to 32.3% for the year ended March 31, 2003. The increase in our provision for loan losses reflects growth in the number of our customers and outstanding balance of loans receivable as well as an increase in loan defaults, reflecting the difficult economic environment in Japan. Approximately ¥1,769 million of the provision for loan losses represents increased allowance for loan losses on loans outstanding as of March 31, 2003, resulting from the deterioration of the Japanese economy.

     Total Non-interest Income (Loss)

     Total non-interest income (loss) consisted of gains and losses on investment securities, gains on sales of subsidiaries, commission income, rents and dividends. Non-interest income increased to ¥846 million for the year ended March 31, 2003 from our total non-interest loss of ¥428 million for the previous fiscal year. The increase principally reflected commission income of ¥1,267 million from our lease arrangement business through Future Create, formerly our 51.2% subsidiary until March 2003 when we sold a significant portion of our interest in it, and gains on the sales of subsidiaries Future Create and Webcashing.com in the amount of ¥324 million.

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

     Income Before Income Taxes

     Income before income taxes for the year ended March 31, 2003 increased by ¥498 million, or 5.8%, to ¥9,100 million from ¥8,602 million for the previous fiscal year. The increase resulted from the recognition of total non-interest income, as compared with total non-interest loss for the previous year. The increase in our income before income taxes was partially offset by an increase in our total non-interest expense.

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

Financial Condition

     The following table provides selected balance sheet data as of March 31, 2003 and 2004:

	As of March 31,
	2003	2004
	(in millions)
Total assets	¥206,574	¥210,268
Cash and cash equivalents	23,612	20,243
Loans receivable, net	166,977	166,890
Investment securities	2,234	9,174
Purchased loans receivable, net	2,946	4,342
Deferred income taxes	2,184	579
Total liabilities	160,977	155,810
Long-term borrowings	148,595	142,577
Total shareholders’ equity	45,597	54,297

     Total assets increased by ¥3,694 million to ¥210,268 million at March 31, 2004, as compared to ¥206,574 million at the previous year-end. The increase primarily reflected an increase in investment securities due to an increase in the market value of our marketable securities, as well as an increase in our purchased loans receivable, net, due to growth in our loan servicing business. The increase was partially offset by a decrease in our cash and cash equivalents and, due to an increase in our unrealized gain in investment securities, a decrease in our deferred income taxes. Our loans receivable, net, remained largely the same, reflecting our increasingly strict credit standards on loan applications, which have significantly slowed the growth in our outstanding loan balances. As a result of our recent sale of most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit, our loans receivable, net, have decreased significantly and our cash and cash equivalents have increased significantly subsequent to March 31, 2004, reflecting the proceeds from the sale. This will continue until we are able to generate additional loan originations to redeploy this cash.

     Total liabilities decreased by ¥5,167 million to ¥155,810 million at March 31, 2004, as compared to ¥160,977 million at the previous year-end. The decrease was primarily due to a decrease in our long-term borrowings, which reflected our reduced capital requirement for loan provision due to a significant decline in the number of newly contracted loans.

     As a result of the above, as well as increases in our common stock and additional paid-in capital due to exercises of warrants, total shareholders’ equity increased by ¥8,700 million to ¥54,297 million as of March 31, 2004, as compared to ¥45,597 million as of the previous year-end.

Allowance for Loan Losses, Loan Charge-offs and Provisions for Loan Losses

     We make allowances for loan losses to provide for estimated probable uncollectable loan losses from known and inherent risks in our loan portfolio. For all of our loan products, we generally determine our allowance for loan losses based on various factors including the risk profile and status of the borrower and, if any applicable, guarantor, economic conditions, unemployment rates, bankruptcy cases and historical loss experience. We have not made any significant changes in estimation methods or assumptions in calculating the allowance for loan losses in recent years.

  Integrated Financial Services

     Increases to our allowance are made by charges to our provision for loan losses. Recoveries of previously charged-off amounts are deducted from our provision for loan losses for the year in which the recoveries occur. Based on the amount of our loans outstanding and our allowance ratio, we then supplement the remaining balance through our provisions for loan losses. The following table provides information on our allowance for loan losses along with amounts provided for our loan losses and charge-offs, net of recoveries, with respect to our integrated financial services segment:

	Year ended March 31,
	2000	2001	2002	2003	2004
	(in millions)
Balance at beginning of period	¥6,158	¥7,032	¥7,482	¥8,831	¥11,827
Provision for loan losses	4,393	4,566	7,433	12,545	12,824
Charge-offs, net of recoveries	(3,519)	(4,116)	(6,084)	(9,549)	(11,123)

Balance at end of period	¥7,032	¥7,482	¥8,831	¥11,827	¥13,528

     An increase in defaults on loans by our customers due to economic conditions and increased bankruptcies along with growth in our total loans outstanding has contributed to the rise in our provision for loan losses from ¥7,433 million for the year ended March 31, 2002, to ¥12,545 million for the year ended March 31, 2003 and to ¥12,824 million for the year ended March 31, 2004.

     Upon closing each reporting period, we charge off our loans in the following manner:

•	Guaranteed Loans. We generally charge off small business owner loans and Wide loans in default at the end of the semi-annual period in which the default occurs but, alternatively, may provide an allowance for loan losses without charging them off. We charge off guaranteed loans to customers who have declared bankruptcy at the end of the semi-annual period in which we become aware of the bankruptcy filing.

•	Unguaranteed Loans. We generally charge off Business Timely loans and consumer loans for which interest payments have been delinquent for 67 days. We charge off Business Timely loans and consumer loans to customers who have declared bankruptcy immediately after we become aware of the bankruptcy filing. Because of our short charge-off period, we do not place Business Timely loans or consumer loans that have become delinquent loans, which we define as loans on which interest payments are delinquent, on non-accrual status before they are charged off.

     Charge-off Ratios and Allowance Ratios

     The following table provides information on our loans outstanding, allowance for loan losses, the ratio of allowance for loan losses to total loans outstanding, as well as average balance of loans outstanding, loans charged-off and the ratio of loans charged-off to the average balance loans outstanding:

	Year ended/as of March 31,
	2002	2003	2004
	(in millions except percentages)
Small business owner loans
Loans outstanding	¥37,386	¥53,915	¥57,168
Allowance for loan losses	1,552	2,648	3,677
Ratio of allowance for loan losses to loans outstanding	4.2%	4.9%	6.4%
Average balance of loans outstanding	32,195	45,311	55,647
Loans charged-off	991	1,641	2,468
Ratio of loans charged-off to average balance of loans outstanding	3.1%	3.6%	4.4%
Wide loans
Loans outstanding	¥55,033	¥63,993	¥57,460
Allowance for loan losses	1,786	3,009	3,661
Ratio of allowance for loan losses to loans outstanding	3.2%	4.7%	6.4%
Average balance of loans outstanding	50,940	59,743	61,592
Loans charged-off	1,229	2,226	2,978
Ratio of loans charged-off to average balance of loans outstanding	2.4%	3.7%	4.8%
Business Timely loans
Loans outstanding	¥16,035	¥17,303	¥18,659
Allowance for loan losses	1,228	1,703	1,962
Ratio of allowance for loan losses to loans outstanding	7.7%	9.8%	10.5%
Average balance of loans outstanding	12,238	17,256	17,909
Loans charged-off	830	1,579	1,787
Ratio of loans charged-off to average balance of loans outstanding	6.8%	9.2%	10.0%
Consumer loans
Loans outstanding	¥46,180	¥40,938	¥35,604
Allowance for loan losses	4,142	4,315	3,868
Ratio of allowance for loan losses to loans outstanding	9.0%	10.5%	10.9%
Average balance of loans outstanding	45,784	45,093	38,600
Loans charged-off	3,884	4,868	4,426
Ratio of loans charged-off to average balance of loans outstanding	8.5%	10.8%	11.5%

	Year ended/as of March 31,
	2002	2003	2004
	(in millions except percentages)
Secured and other loans
Loans outstanding	¥1,444	¥1,623	¥10,576
Allowance for loan losses	123	152	360
Ratio of allowance for loan losses to loans outstanding	8.5%	9.4%	3.4%
Average balance of loans outstanding	1,613	1,265	2,496
Loans charged-off	48	24	102
Ratio of loans charged-off to average balance of loans outstanding	3.0%	1.9%	4.1%
Total
Loans outstanding	¥156,078	¥177,772	¥179,467
Allowance for loan losses	8,831	11,827	13,528
Ratio of allowance for loan losses to loans outstanding	5.7%	6.7%	7.5%
Average balance of loans outstanding	142,770	168,668	176,244
Loans charged-off	6,982	10,338	11,761
Ratio of loans charged-off to average balance of loans outstanding	4.9%	6.1%	6.7%

     Charge-off Ratios. Our Business Timely loans and consumer loans have higher charge-off ratios than our small business owner loans and Wide loans primarily because Business Timely loans and consumer loans do not require guarantors and have less rigorous screening requirements than small business owner loans and Wide loans. While we have changed our loan mix in recent years to improve our charge-off ratios, the effect of the poor state of the economy has exceeded any favorable effect of the change in our loan mix, and our overall charge-off ratio increased from 4.9% for the year ended March 31, 2002, to 6.1% for the year ended March 31, 2003 to 6.7% for the year ended March 31, 2004.

     Allowance Ratios. The ratio of allowances for loan losses to total loans outstanding attributable to all loans except for secured and other loans increased between March 31, 2003 and March 31, 2004. This increase was attributable to the continuing stagnation of the Japanese economy, which kept the unemployment rate at a high level and led to increases in personal bankruptcies and use of procedures under the Civil Rehabilitation Law by borrowers who sought protection from creditors. While we have continued to improve the quality of our loan monitoring processes to make loans only to creditworthy customers, the weakness in the Japanese economy has negatively affected the ability of many of our long-standing customers.

     Delinquent Loans and Non-accrual Loans

     Delinquent Loans. Delinquent loans still accruing interest are loans with respect to which interest payments are delinquent, but which have not been put on non-accrual status or charged-off.

     Non-accrual Loans. Non-accrual loans are loans that no longer accrue interest, as collection of the entire principal is deemed unlikely. We place loans on non-accrual status when they are either partially or fully reserved for or are charged off due to our assessment that full or partial collection is unlikely.

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

uncollectable due to the bankruptcy of the borrower, lack of collateral or other various reasons. We reserve for the amounts of impaired loans and related accrued interest deemed uncollectable in our allowance for loan losses. The increases in impaired loans at March 31, 2002, March 31, 2003 and March 31, 2004 are attributable to increases in the number of defaults as a result of difficult economic conditions in Japan.

•	Loans with Specific Allowances Provided. Loans with specific allowances provided are delinquent loans for which we increase allowances beyond the general allowance. We provide specific allowances only for small business owner loans and Wide loans.

     The following table provides information on our delinquent loans still accruing interest and our non-accrual loans, which comprises restructured loans (including impaired loans) and loans with specific allowance provided:

	As of March 31,
	2002	2003	2004
	(in millions)
Small business owner loans
Delinquent loans still accruing interest	¥770	¥1,724	¥936
Non-accrual loans (1)	4,164	5,969	8,412
Restructured loans	2,890	4,204	5,768
Impaired loans included in restructured loans	618	894	1,183
Loans with specific allowance provided	1,274	1,765	2,644
Wide loan
Delinquent loans still accruing interest	¥932	¥1,524	¥903
Non-accrual loans (1)	5,080	7,039	9,227
Restructured loans	3,695	5,231	6,852
Impaired loans included in restructured loans	962	1,364	1,688
Loans with specific allowance provided	1,385	1,808	2,375
Business Timely loans
Delinquent loans still accruing interest	¥293	¥367	¥430
Non-accrual loans (1)	123	344	516
Restructured loans	123	344	516
Impaired loans included in restructured loans	35	81	120
Loans with specific allowance provided	—	—	—
Consumer loans
Delinquent loans still accruing interest	¥1,392	¥1,535	¥1,148
Non-accrual loans (1)	784	1,055	1,182
Restructured loans	784	1,055	1,182
Impaired loans included in restructured loans	310	449	528
Loans with specific allowance provided	—	—	—
Secured and other loans
Delinquent loans still accruing interest	¥51	¥149	¥93
Non-accrual loans (1)	203	241	243
Restructured loans	78	96	101
Impaired loans included in restructured loans	—	3	0
Loans with specific allowance provided	125	145	142
Total
Delinquent loans still accruing interest	¥3,438	¥5,299	¥3,510
Non-accrual loans (1)	10,354	14,648	19,580
Restructured loans	7,570	10,930	14,419
Impaired loans included in restructured loans	1,925	2,791	3,519
Loans with specific allowance provided	2,784	3,718	5,161

(1)	The amounts of non-accrual loans represent the balance of non-accrual loans outstanding before allowances of loan losses.

  Loan Servicing

     We record purchased loans at purchased cost less an allowance for estimated loan losses, and employ one of two methods to determine if further allowances are appropriate. Under the cost method, if we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established, and the loan is charged off once we deem the loan uncollectible. Under the level yield method, which is used for those purchased loans for which we can reasonably estimate the expected timing and amount of cash flows, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion.

     The following table provides information on our allowance for loan losses along with amounts provided for loan losses and charge-offs, net of recoveries, with respect to our loan servicing segment:

	Year ended March 31,
	2002	2003	2004
	(in millions)
Balance at beginning of period	¥—	¥—	¥131
Provision for loan losses	—	143	637
Charge-offs, net of recoveries	—	(12)	(51)

Balance at end of period	¥—	¥131	¥717

     See also “Critical Accounting Policies — Purchased Loans Receivable and Revenue Recognition” below.

Critical Accounting Policies

     The following describes our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities. These estimates are based on, but not limited to, historical results, industry standards and current economic conditions, giving due consideration to materiality. Our estimates are based on information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may vary materially from those estimates, and those estimates could differ, under different assumptions or conditions.

     On an ongoing basis, we evaluate our critical accounting policies, including those related to interest income from loans receivable and loan origination costs, loans receivable and allowance for loan losses, and purchased loans receivable and revenue recognition.

  Interest Income from Loans Receivable and Loan Origination Costs

     We recognize interest income from our loans except for our purchased loans on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). We may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. Our contractual loan interest rates do not exceed the legal limit. However, our contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and we cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided that we have complied with the specified legal documentation and notification procedures, we have no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

     Based on our recognition of the risk involved in charging interest rates above the restricted rate, even if under the legal limit, we recognize accrued interest income on our loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

     We capitalize direct origination costs and defer fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-four months.

  Loans Receivable and Allowance for Loan Losses

     We report loans receivable at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that we believe is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in our loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, we consider various factors, including current economic conditions, such as unemployment rates, bankruptcy cases and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or the term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

     Our policy is generally to charge off loan balances and cease accrual of interest as follows:

•	Guaranteed Small Business Owner Loans and Wide Loans. Loan balances are charged off when we believe the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, we charge off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

•	Unguaranteed Business Timely Loans and Consumer Loans. Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

•	Secured Loans. Loan balances are charged off when we believe the likelihood of any future collection is minimal. We consider the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

  Purchased Loans Receivable and Revenue Recognition

     Cost Recovery Method

     Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, we initially recognize revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established. This determination is made based on numerous factors including the length of non-payment, extent of deviation from the agreed upon payment plan, accessibility of the borrower and bankruptcy or death of the borrower. The loan is written-off once we deem the loan uncollectible. The amount of the book value of the loans accounted for under this method was ¥2,820 million, or 91.7% of our total purchased loans, as of March 31, 2003 and ¥4,213 million, or 83.3% of our total purchased loans, as of March 31, 2004.

     Level Yield Method

     For those purchased loans for which we can reasonably estimate the expected timing and amount of cash flows, we use those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. Our determination to use the level yield method, rather than the cost recovery method, to account for a purchased loan depends on our judgment regarding the borrower’s ability to meet the restructured payments following our negotiation with the borrower. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. The amount of the book value of the loans accounted for under the level yield method was ¥257 million, or 8.3% of our total purchased loans as of March 31, 2003 and ¥846 million, or 16.7% of our total purchased loans, as of March 31, 2004.

Accounting Developments

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract within an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and did not to have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of SFAS No. 150 have been deferred indefinitely.

The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

     In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, non-controlling interests and results of operations of a variable interest entity must be included in a company’s consolidated financial statements. A company that holds variable interests in an entity is required to consolidate the entity if the company’s interest in the variable interest entity is such that the company will absorb a majority of the variable interest entity’s expected losses and/or receive a majority of the entity’s expected residual returns, if any. FIN No. 46 also requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make certain disclosures. In December 2003, the FASB issued a revision of FIN No. 46, which superseded the original guidance and revised various aspects of the original guidance, including effective dates. Under the revised guidance, FIN No. 46 remains effective upon its issuance for interests in variable interest entities acquired after January 31, 2003. For interests in variable interest entities acquired before February 1, 2003, the revised FIN No. 46 effective date was delayed to March 31, 2004, with the exception of special-purpose entities, for which the effective date was December 31, 2003. We had no investments in unconsolidated entities which are considered a variable interest entity and, therefore, does not expect the provisions of FIN No. 46 to have a material impact on our consolidated financial statements.

     At its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on disclosure guidance previously discussed under EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. We adopted the disclosure requirements during the fiscal year ended March 31, 2004.

     In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. SOP 03-3 is effective for loan acquired in fiscal years beginning after December 15, 2004. We are currently assessing the impact of this statement on our results of operations and financial position but do not expect the adoption of this statement to have a significant impact.

     At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 is not expected to have a material effect on our results of operations or financial position.

B. Liquidity and Capital Resources.

Capital Requirements

     Our principal capital and liquidity needs are for funding loans to customers and purchases of distressed loans from banks and other financial institutions, payment of principal and interest on outstanding borrowings, general and administrative expenses, capital expenditures to finance the growth of our business, strategic investments and payment of cash dividends and stock repurchases.

  Funding Loan Provision and Loan Servicing

     We require capital to provide new loans and to purchase distressed loans from banks and other financial institutions.

     Loan Provision. As we are principally in the business of providing loans to individuals, our most critical capital requirement is loan provision. As of March 31, 2004, our total loans outstanding were in the amount of ¥179,467 million, an increase of ¥1,695 million, or 1.0%, as compared to ¥177,772 million as of the end of the previous year. As part of our efforts to address the recent increase in personal bankruptcies by our customers, our lending standards have become stricter. Consequently, the growth in our total loans outstanding has slowed, and our capital requirement for loan provision has been easier to meet in recent years. However, our capital requirement for loan provision may become more demanding, as Japan’s economy improves and we choose to increase our customer acquisition efforts in response.

     Loan Servicing. Since October 2001, when we commenced our loan servicing operations through Nissin Servicer, our capital requirement for purchases of distressed loans from banks and other financial institutions has been increasing. We purchased distressed loans in the aggregate amount of ¥4,854 million for the year ended March 31, 2003 and ¥4,502 million for the year ended March 31, 2004. We expect our capital requirement for our loan servicing segment to increase in the short to medium term.

  Payments of Interest and Principal Borrowings

     We require capital for payments of interest and principal on our outstanding borrowings. For a further discussion, see “— Commitments” below.

  General and Administrative Expenses

     We also require capital for general and administrative expenses, including salaries and employee benefits, occupancy, furniture and equipment, and advertising. In recent years, we have made efforts to reduce our general and administrative expenses as a percentage of our interest income, and intend to continue these efforts. Our general and administrative expenses were ¥13,261 million, or 33.8% of our total interest income, for the year ended March 31, 2003 and ¥12,470 million, or 31.1% of our total interest income, for the year ended March 31, 2004.

   Capital Expenditures

     The following table provides our capital expenditures calculated on a cash basis:

	For the year ended March 31,
	2002	2003	2004
	(in millions)
Capital expenditures	¥127	¥983	¥880

     Our capital expenditures for the above stated periods were mainly used in the establishment and relocation of loan and other offices and branches throughout Japan, as well as opening of head offices for our subsidiaries. We have budgeted capital expenditures in the amount of approximately ¥5,021 million for the year ending March 31, 2005, primarily for the relocation of our head office and branches, as well as acquisition of assets held for leases.

  Strategic Investments

     We invest in enterprises that have the potential to complement our business strategically whose values are expected to appreciate:

•	Affiliates. Some of these enterprises are our affiliates. Our total initial investments in these affiliates had amounted to ¥1,258 million as of March 31, 2003 and ¥748 million as of March 31, 2004. These affiliates had a book carrying value of ¥742 million as of March 31, 2003 and ¥496 million as of March 31, 2004.

•	Non-affiliates. The remainder of these enterprises are small enterprises that we view as potential strategic partners, rather than sources of potential capital gains. Our total initial investments in these enterprises had amounted to ¥920 million as of March 31, 2003 and ¥1,169 million as of March 31, 2004. These small enterprises had a book carrying value of ¥686 million as of March 31, 2003 and ¥1,380 million as of March 31, 2004. Most recently, in June 2004, we made an initial investment of ¥1,098 million in Xinhua Finance Limited, of which Xinhua News Agency, China’s largest news provider, is a 17% owner, to strengthen our presence in China.

  Dividends and Stock Repurchases

     Cash Dividends. Historically we have paid cash dividends twice per year. Our board of directors presently intends to continue to pay cash dividends on a semi-annual basis and to provide a stable level of dividends to our shareholders. The declaration and payment of dividends, however, depend on our future earnings, financial condition and other factors, including statutory and other restrictions on the payment of dividends. We paid cash dividends in an amount of ¥833 million for the year ended March 31, 2003 and ¥1,001 million for the year ended March 31, 2004. For a further discussion of cash dividends, see “Dividend Policy — Cash Dividends” under Item 8.A of this annual report on Form 20-F.

     Stock Repurchases. We repurchased 10,803,144 shares for an aggregate price of ¥2,493 million during the year ended March 31, 2003 and 6,007,418 shares for an aggregate price of ¥1,209 million during the year ended March 31, 2004. We sold 80,000 shares for an aggregate price of ¥20 million during the year ended March 31, 2003 and 1,340,400 shares for an aggregate price of ¥338 million during the year ended March 31, 2004 as a result of exercises of stock options. We also purchased an additional 2,169 shares between April 1, 2004 and July 20, 2004 for an aggregate price of ¥1 million and sold an additional 1,027,000 shares between April 1, 2004 and July 20, 2004 for an aggregate price of ¥259 million as a result of exercise of stock options. At our general shareholders’ meeting on June 22, 2004, our shareholders approved an amendment to our articles of incorporation which permits us to repurchase our shares by resolution of our board of directors. For a further discussion of cash dividends, see “Dividend Policy — Stock Repurchases” under Item 8.A of this annual report on Form 20-F.

Capital Resources

     We seek to manage our capital resources and liquidity to provide adequate funds for current and future financial obligations. We derive the funds we require to meet our capital requirements principally from cash flow provided by operations, borrowings from financial institutions and issuances of bonds and commercial paper. We also may raise proceeds from the sale of our shareholdings in our subsidiaries and affiliates.

     We derive the funding necessary to provide loans to our customers through borrowings from financial institutions, long-term debt issuances and interest income. We seek to enhance our ability to tap a diverse range of funding sources and to lower our funding costs. In support of this strategy, since the year ended March 31, 2000, when legal restrictions on debt issuances to fund our lending business were eliminated, we have increased our borrowings from capital markets through issuances of commercial paper and medium-term and long-term bonds, and we have reduced the proportion of our borrowings from banks, insurance companies and other financial institutions. In the last couple of years, however, direct funding as a percentage of our total borrowings declined due to the increased difficulty we experienced in seeking funding from the debt markets following the recent downgrades of the credit ratings of consumer finance companies, including us, by rating agencies. While the downgrades have harmed our ability to tap the debt markets, our current intention, subject to market conditions and other uncertainties, is to increase our proportion of direct financing to around 40%.

     We believe that our existing cash and cash equivalents and the amount of cash that we anticipate will be generated from our business operations, together with our existing access to borrowings and capital markets, will be sufficient for us to continue to operate our business at current levels through the year ending March 31, 2005. Also, proceeds we received from the sale of most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit in May 2004 provide us with an additional one-time capital and liquidity source that will be useful for the near term. We do not have current plans for any equity offerings for Nissin Co., Ltd., and we do not currently expect to significantly increase our indebtedness through the year ending March 31, 2005.

Commitments

     Our material commitments include long-term borrowings, short-term borrowings, unfunded credit lines, and operating and capital leases. See Item 5.F of this annual report on Form 20-F for a tabular disclosure of our contractual obligations.

  Borrowings

     Long-term Borrowings

     We require a significant amount of funds for payment of principal and interest on our borrowings, most of which are used for extending loans to our customers. All of our borrowings are denominated in yen. As of March 31, 2004, we had long-term borrowings, including a convertible bond, and asset backed commercial paper, totaling ¥142,577 million.

     Of our total long-term borrowings at March 31, 2004, ¥104,807 million were from loans, principally from banks and other financial institutions, including asset backed commercial paper. Generally, our long-term loans have a maturity of one to five years, and accrue interest on a fixed rate basis or on a floating rate basis. At March 31, 2004, the weighted average contractual rate at period end of our long-term loans from banks and other financial institutions was 2.3%. As is customary in Japan, bank loans are made under general agreements which provided that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

     In addition, ¥37,770 million of our total long-term borrowings at March 31, 2004 were from the issuance of long-term bonds. We have a limited history of debt issuances because consumer finance companies and small business lenders were barred from using direct financing to fund lending operations until May 1999. Long-term bonds outstanding as of March 31, 2003 and 2004 comprised the following:

	As of March 31,
	2003	2004
	(in millions)
3.00% unsecured bonds, due April 20, 2004	¥10,000	¥10,000
3.32% unsecured bonds, due April 11, 2003	5,000	—
2.45% unsecured bonds, due March 28, 2005	10,000	10,000
2.30% unsecured bonds with warrants, due April 20, 2004	1,500	1,500
2.35% unsecured bonds, due November 1, 2005	5,000	5,000
1.90% unsecured bonds, due July 31, 2006	—	500
0.75% unsecured bonds, due September 19, 2008	—	270
0.64% unsecured bonds, due March 26, 2007	—	500
1.70% unsecured convertible bonds, due September 29, 2006	10,000	10,000

Total bonds	¥41,500	¥37,770

     The aggregate future annual principal and interest commitments of bonds, long-term loans from banks and other financial institutions as of March 31, 2004 are as follows:

Year ending March 31,	(in millions)
2005	¥77,754
2006	44,684
2007	20,771
2008	2,943
2009 and thereafter	126

Total future payments for long-term borrowings	¥146,278

     Short-term Borrowings

     Our short-term borrowings comprise bank loans and commercial paper. Our short-term borrowings were ¥5,600 million as of March 31, 2003, of which ¥3,200 million were bank loans and ¥2,400 million were commercial paper, and ¥5,563 million as of March 31, 2004, of which ¥2,100 million were bank loans, ¥3,200 million were commercial paper and the remainder were rediscounted notes. Interest rates on bank loans were fixed contractual interest rates ranging from 2.0% to 2.5% as of March 31, 2003 and from 2.0% to 2.3% as of March 31, 2004. The weighted average contractual rates at period end were 2.0% at March 31, 2003 and 2004. Interest rates on commercial paper ranged from 1.1% to 1.3% as of March 31, 2003 and from 0.3% to 1.0% as of March 31, 2004. The weighted average contractual rate was 1.2% at March 31, 2003 and 0.8% at March 31, 2004. The interest rate on all rediscounted notes was 2.4% as of March 31, 2004. All short-term borrowings have terms ranging from two months to twelve months and are usually renewed at maturity subject to renegotiation of interest rates and other factors. We pledge some of our loans receivable, cash and certain other assets as collateral for these loans.

     Debt Service

     At March 31, 2004, we had contractual commitments to repay ¥75,273 million in long-term borrowings through the year ending March 31, 2005. We expect to repay this amount through a combination of new bank borrowings and bond offerings in a total amount of approximately ¥46,000 million, the proceeds from our recent sale of most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit in an amount of ¥32,943 million and new cash from operations.

     Collateral for Borrowings

     As of March 31, 2004, we had pledged as collateral for short-term and long-term borrowings with banks and other financial institutions the following assets: ¥9 million in deposits of restricted cash in banks, ¥28,295 million in loans outstanding, ¥679 million in purchased loans, ¥703 million in long-lived assets, and ¥10 million in insurance policies. The lender may obtain this collateral in the event of financial default, including missed or delinquent payments as provided for in the loan agreements.

  Unfunded Credit Lines

     Under the terms and conditions of our revolving credit line agreements, we may, but are not committed to, lend funds to our Business Timely loan and consumer loan customers. We review credit lines and our related funding needs based on account usage and customer creditworthiness. We had unfunded credit lines of ¥41,601 million as of March 31, 2004, of which ¥6,977 million were unfunded credit lines with loans outstanding and ¥34,624 million were unfunded credit lines without loans outstanding.

  Operating and Capital Leases

     We lease office space under operating lease agreements that generally allow us to cancel leases with six months’ advance notice. We have paid approximately ¥896 million under our office lease agreements for the year ended March 31, 2004. In addition, we lease certain equipment, software and vehicles under capital lease obligations. Total lease payments under these operating lease and capital lease agreements were ¥1,658 million for the year ended March 31, 2004.

Contingencies

     We have guarantee obligations on the borrowings by the customers of third parties. See Item 5.E of this annual report on Form 20-F for a further discussion.

     We are not a party to any material legal proceedings.

Cash Flows

     We had cash and cash equivalents totaling ¥20,243 million at March 31, 2004, a decrease of ¥3,369 million, or 14.3%, from ¥23,612 million at March 31, 2003. We had cash and cash equivalents totaling ¥23,612 million at March 31, 2003, an increase of ¥6,496 million, or 38.0%, from ¥17,116 million at March 31, 2002.

     The following table shows information about our cash flows during the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,
	2002	2003	2004
	(in millions)
Net cash provided by operating activities	¥14,786	¥21,315	¥21,942
Net cash used in investing activities	(33,871)	(36,658)	(18,301)
Net cash provided by (used in) financing activities.	10,360	21,839	(7,010)
Net (decrease) increase in cash and cash equivalents	(8,725)	6,496	(3,369)

  Year Ended March 31, 2004, Compared to Year Ended March 31, 2003

     Operating Activities

     Net cash provided by operating activities for the year ended March 31, 2004 was ¥21,942 million, an increase of ¥627 million, or 2.9%, as compared to ¥21,315 million for the previous fiscal year. This increase was primarily attributable to an increase in our net interest income and an increase in our provision for loan losses. As discussed in further detail in “Results of Operations — Year Ended March 31, 2004 Compared to Year Ended March 31, 2003” above, our net interest income increased due to an increase in our total interest income, coupled with a decrease in our total interest expense, and we increased our provision for loan losses in response to the continuing difficult economic conditions in Japan, including an increase in the number of defaults.

     Investing Activities

     Net cash used in investing activities for the year ended March 31, 2004 was ¥18,301 million, a decrease of ¥18,357 million, or 50.1%, as compared to ¥36,658 million for the previous fiscal year. This decrease was primarily attributable to a decrease in cash used for loan originations, net of principal collections, which reflected our recent efforts to apply stricter lending standards. An increase in proceeds from sales of investment securities also contributed to the decrease in net cash used in investing activities. These contributing factors were offset by an increase in purchases of investment securities.

     Financing Activities

     Net cash used in financing activities was ¥7,010 million for the year ended March 31, 2004, as compared to net cash provided by financing activities in the amount of ¥21,839 million for the previous fiscal year. This decrease was primarily attributable to a decrease in our proceeds from long-term borrowings, as our capital requirement for loan provision decreased due to the significant decline in the number of newly contracted loans. An increase in our net repayment of commercial paper, due to reduction in the cash requirement for our provision of loans, also contributed to this change. These contributing factors were offset by an increase in proceeds from exercises of warrants.

  Year Ended March 31, 2003, Compared to Year Ended March 31, 2002

     Operating Activities

     Net cash provided by operating activities for the year ended March 31, 2003 was ¥21,315 million, an increase of ¥6,529 million, or 44.2%, as compared to ¥14,786 million for the previous fiscal year. This increase was primarily attributable to an increase in our net interest income due to a greater total amount of loans receivable and an increase in our provision for loan losses, which reflected growth in our loans outstanding as well as an increase in the number of defaults.

     Investing Activities

     Net cash used in investing activities for the year ended March 31, 2003 was ¥36,658 million, an increase of ¥2,787 million, or 8.2%, as compared with ¥33,871 million for the previous fiscal year. This increase was due to an increase in our purchases of distressed loans, net of proceeds from our principal collections of distressed loans, which offset a decrease in cash used for loan originations, net of principal collections. Cash used for loan origination decreased because the number of new loan contracts decreased.

     Financing Activities

     Net cash provided by financing activities for the year ended March 31, 2003 was ¥21,839 million, an increase of ¥11,479 million, or 110.8%, as compared to ¥10,360 million for the previous fiscal year. This increase was primarily attributable to an increase in our total borrowings, net of repayments, which offset the cash we used to purchase treasury stock. We increased our total borrowings, net of repayments, to meet the increased capital requirement attributable to the growth in our loan provision business.

C.	Research and Development, Patents and Licenses, etc.

     We have not implemented any material research and development policy and have not conducted any material research and development activities since April 1, 2001.

D.	Trend Information.

     The information required by this item is provided in Item 5.B of this annual report on Form 20-F.

E.	Off-balance Sheet Arrangements.

     Our off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on us are those pursuant to which we guarantee the borrowings of customers of third parties, as follows:

  Sanyo Club

     Pursuant to an agreement with Sanyo Club, in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, we receive 40% of the interest income from the total amount of these borrowings and pay 40% of the related administrative and other expenses incurred by Sanyo Club. We are required to pay out on our guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are not required to have a guarantor or to provide collateral. We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.

  Shinsei Business Finance

     In return for a fee, we guarantee borrowings by customers of Shinsei Business Finance, an affiliate in which we own a 25% interest, with respect to the following loan products:

•	3S Loans. For a guarantee fee of the contractual interest rate minus 4%, we guarantee 100% of loans outstanding by borrowers of 3S loans. We are required to pay out on our guarantees of loans for which payments are 14 days or more delinquent. Borrowers of 3S loans are required to have one or more guarantors, but not collateral.

•	Business Loans. We guarantee 10% of loans outstanding by borrowers of Business Loans and earn 10% of the interest received from these loans. We are required to pay out on our guarantees of loans for which payment are 90 days or more delinquent. Borrowers of Business Loans are not required to have a guarantor or to provide collateral.

     We maintain reserves for estimated guarantee losses in our other liabilities.

     The following table shows information about our guaranteed borrowings and reserves for guarantee losses as of March 31, 2003 and 2004:

	As of March 31,
	2003	2004
	(in millions)
Guaranteed borrowings	¥1,504	¥3,616
Reserves for guarantee losses	9	108

     The following table shows information about our guarantee fees received and related administrative and other expenses paid by us during the years ended March 31, 2003 and 2004:

	Year ended March 31,
	2002	2003	2004
	(in millions)
Guarantee fees received	¥—	¥93	¥368
Administrative and other expenses paid	—	(58)	(147)

Net guarantee fees received	¥—	¥35	¥221

     As a result of our guarantee commitments, we paid ¥3 million for the year ended March 31, 2003 and ¥89 million for the year ended March 31, 2004.

     In addition, our consolidated subsidiary NIS Lease guarantees accounts receivable of certain borrowers for a fee. As of March 31, 2004, NIS Lease was liable as a guarantor for accounts receivable of ¥3 million.

F.	Tabular Disclosure of Contractual Obligations.

     The following table shows our contractual payment obligations under our agreements as of March 31, 2004:

	Payments Due by Period
		April 1,	April 1,	April 1,
		2004 to	2005 to	2007 to	After
		March 31,	March 31,	March 31,	April 1,
Contractual obligations	Total	2005	2007	2009	2009
	(in millions)
Long-term borrowings (1)	¥142,577	¥75,273	¥64,248	¥3,044	¥12
Capital lease obligations	2,126	727	1,110	269	20
Operating lease obligations	1,251	829	413	9	—
Purchase commitments (2)	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	¥145,954	¥76,829	¥65,771	¥3,322	¥32

(1)	Includes only principal payment obligations.

(2)	These are commitments pursuant to agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms.

G.	Safe Harbor.

     1.  The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E and F of this annual report on Form 20-F, provided that the disclosure is made by: an issuer; a person acting on behalf of the issuer; an outside reviewer retained by the issuer making statement on behalf of the issuer; or an underwriter, with respect to information provided by the issuer or information derived from information provided by the issuer.

     2.  For purpose of Item 5.G.1 of this Item only, all information required by Item 5.E.1 and 5E.2 of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.

     3.  With respect to Item 5.E of this annual report on Form 20-F, the meaningful cautionary statements element of the statutory safe harbors will be satisfied if a company satisfies all requirements of that same Item 5.E of this annual report on Form 20-F.

Item 6.   Directors, Senior Management and Employees.

A.	Directors and Senior Management.

Directors and Statutory Auditors

     The following table provides information about our directors, who include our senior management, and statutory auditors. The shareholdings of certain directors in the table below overlap to the extent that multiple individuals may be deemed to share beneficial ownership over the same shares:

				Percentage of
			Number of Shares	Common Stock
			Beneficially Owned	Outstanding as of
			as of March 31,	March 31,
Name	Position	Date of Birth	2004 (1)	2004 (2)
Directors:
Hideo Sakioka	Chairman and Representative Director	May 14, 1928	77,346,880 (3)	30.6	%(3)
Kunihiko Sakioka	President and Representative Director	January 10, 1962	78,415,960 (4)	31.1	(4)
Hitoshi Higaki	Managing Director	December 14, 1959	596,772	*
Hiroshi Akuta	Director	January 3, 1962	233,200	*

				Percentage of
			Number of Shares	Common Stock
			Beneficially Owned	Outstanding as of
			as of March 31,	March 31,
Name	Position	Date of Birth	2004 (1)	2004 (2)
Hidenobu Sasaki	Director	June 29, 1972	98,752	*
Toshioki Otani	Director	December 12, 1970	207,224	*
Keishi Ishigaki	Director	April 3, 1971	171,896	*
Yunwei Chen	Director	January 16, 1969	146,720	*
Akihiro Nojiri	Director	November 15, 1968	—	—
Yoshihiko Maki	Director	October 18, 1951	50,000	*

Statutory Auditors:
Yoshiki Kishimura	Statutory Auditor	August 25, 1944	123,464	*
Akio Sakioka	Statutory Auditor	September 22, 1950	2,498,612	*
Isao Narimatsu	Statutory Auditor	July 6, 1949	40,000	*
Katsuhiko Asada	Statutory Auditor	February 10, 1955	—	—

(1)	As adjusted for our May 2004 stock split.

(2)	Asterisks indicate beneficial ownership of less than 1%.

(3)	Comprised of 8,140,912 shares over which Hideo Sakioka has sole voting and dispositive power; 34,968,960 shares held by Nissin Building Co., Ltd., or Nissin Building, over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 34,237,008 shares held by Shuho Ltd., or Shuho, over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka. Excludes shareholdings of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 106,343,404 shares, or 42.1% of our outstanding shares of common stock, as of March 31, 2004.

(4)	Comprised of 9,209,992 shares over which Kunihiko Sakioka has sole voting and dispositive power; 34,968,960 shares held by Nissin Building, over which Kunihiko Sakioka may be deemed to share beneficial ownership with Hideo Sakioka, Michimasa Sakioka and Midori Moriyama; 34,237,008 shares held by Shuho, over which Kunihiko Sakioka may be deemed to share voting or dispositive power with Hideo Sakioka. Excludes shareholding of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 106,343,404 shares, or 42.1% of our outstanding shares of common stock, as of March 31, 2004.

     As of March 31, 2004, our directors and statutory auditors, as a group, owned 90,723,512 shares of common stock, if the shares of Nissin Buildings and Shuho are included, representing 35.9% of our outstanding common stock. Other than Hideo Sakioka and Kunihiko Sakioka, whose holdings are disclosed above, no director or statutory auditor owned 1% or more of our shares.

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

     Hideo Sakioka has been our chairman and representative director since June 2000. Previously he was our president since May 1960. He has also been the president and representative director of Nissin Building since January 1980 and representative director of Shuho since March 1989. He is the father of our president, Kunihiko Sakioka.

     Kunihiko Sakioka has been our president and representative director since June 2000. Previously, he served in our numerous executive positions. He is the son of our chairman, Hideo Sakioka.

     Hitoshi Higaki has been our managing director since June 2000. He has also served as general manager of our Operations Control Division since April 2003 and as general manager of our Corporate Planning Department since July 2004. Previously, he served as a director and general manager of our Corporate Planning Department, Accounting Department and General Affairs Department.

     Hiroshi Akuta has been our director since June 1996. He has also served as general manager of our Credit Screening Department since April 2003 and adviser to our Eastern Japan Investigation Department and Western Japan Investigation Department since July 2003. Previously, he served as a director and general manager of our Corporate Planning Department, Investigation Department, Western Japan Sales Department, Customer Service Department and Business Audit Department.

     Hidenobu Sasaki has been our director since June 2002. He has also served as general manager of our Osaka Branch Office since April 2003 and deputy general manager of our Sales and Marketing Control Division since July 2003. Previously, he served as a director and general manager of our Western Japan Sales Department and also as general manager of our Finance Department and Sales Department.

     Toshioki Otani has been our director since June 2002. He has also served as general manager of our Business Development Department since April 2003 and deputy general manager of our Sales and Marketing Control Division since July 2004. Previously, he served as general manager of our Eastern Japan Sales Department, Finance Department and Business Development Department.

     Keishi Ishigaki has been our director since June 2002. He has also served as general manager of and adviser to our Sales and Marketing Control Division since July 2004. Previously, he served as a director and general manager of our Finance Department and also as general manager of our Western Japan Sales Department, Osaka Branch Office and Finance Department.

     Yunwei Chen has been our director since June 2003. She has also served as general manager of our Investor Relations Department since April 2003. Previously, she served as deputy general manager of our Corporate Planning Department.

     Akihiro Nojiri has been our director since June 2004. He has also served as general manager of our Finance Department since July 2004. Previously, he served as general manager and assistant to our president. Before joining us, he was with the Ministry of Finance of Japan until July 2003.

     Yoshihiko Maki has been our director since June 2004. He has also served as general manager of our Real Estate Financial Department since February 2004 and a deputy general manager of our Sales and Marketing Control Division since July 2004. Previously, he served as adviser to our Sales and Marketing Control Division. Before joining us, he was with the Tokai Bank, now UFJ Bank, until June 2001 and the Tokyo Star Bank until June 2003.

     Yoshiki Kishimura has been our statutory auditor since June 2003. Previously, he served as corporate adviser to our Finance Department.

     Akio Sakioka has been our statutory auditor since June 2002. Previously, he was our managing director as well as adviser to our Business Audit Department and was also general manager of our Finance Department and Tokyo Office. He is the nephew of our chairman, Hideo Sakioka.

     Isao Narimatsu has been our statutory auditor since June 2001. He joined the Miyata Certified Public Tax Accountant Office in April 1979. He opened his own Isao Narimatsu Certified Public Tax Accountant Office in July 1981.

     Katsuhiko Asada has been our statutory auditor since June 2004. He joined the Tokyo office of Arthur Andersen, now KPMG AZSA & Co., in October 1979. He opened Konishi Asada Certified Public Accountant Firm as a partner in December 2001.

B.	Compensation.

     The aggregate compensation to our directors and statutory auditors as a group for the year ended March 31, 2004 was ¥371 million, which included ¥224 million for their services as directors and statutory auditors, ¥75 million as compensation to the directors as our employees and ¥72 million in bonuses.

     In accordance with customary Japanese business practices, a retiring director or statutory auditor receives a lump-sum retirement payment, subject to the approval of the general meeting of shareholders. During the year ended March 31, 2004, we made retirement payments in the aggregate amount of ¥2 million to retiring directors. We did not make any retirement payments to statutory auditors during the year ended March 31, 2004.

     During the year ended March 31, 2004, we issued stock options for 560,000 shares to directors and statutory auditors in connection with our July 2003 stock option plan. During the same year, our directors and statutory auditors exercised as a group stock options for 200,000 shares at a total price of ¥51 million. For the same fiscal year, our directors and statutory auditors exercised as a group, warrant in connection with our fourth series incentive warrant plan for 997,400 shares at a total price of ¥288 million. For a description of our stock option and fourth series incentive warrant plans, see Item 6.E of this annual report on Form 20-F.

C.	Board Practices.

     The following table shows the terms of office of our directors and statutory auditors and certain other information:

		Start of	Expiration of
Name	Start of first term	current term	current term
Directors:
Hideo Sakioka	May 1960	June 2004	June 2005
Kunihiko Sakioka	March 1989	June 2004	June 2005
Hitoshi Higaki	June 1994	June 2004	June 2005
Hiroshi Akuta	June 1996	June 2004	June 2005
Hidenobu Sasaki	June 2002	June 2004	June 2005
Toshioki Otani	June 2002	June 2004	June 2005
Keishi Ishigaki	June 2002	June 2004	June 2005
Yunwei Chen	June 2003	June 2004	June 2005
Akihiro Nojiri	June 2004	June 2004	June 2005
Yoshihiko Maki	June 2004	June 2004	June 2005

		Start of	Expiration of
Name	Start of first term	current term	current term
Statutory Auditors:
Yoshiki Kishimura	June 2003	June 2003	June 2007
Akio Sakioka	June 2002	June 2002	June 2005
Isao Narimatsu (1)	June 2001	June 2004	June 2008
Katsuhiko Asada (1)	June 2004	June 2004	June 2008

(1)	Outside statutory auditors pursuant to the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint Stock Corporations.

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

Board of Statutory Auditors

     Our articles of incorporation provide for not more than four statutory auditors, and the Japanese Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint Stock Corporations set the minimum at three. Statutory auditors, of whom at least one (effective May 1, 2005, at least half) must be from outside our company, are elected at a general meeting of shareholders, and the normal term of office of a statutory auditor is four years (three years in case of statutory auditors appointed before the general shareholders’ meeting in June 2003), although they may serve any number of consecutive terms. Statutory auditors are under a statutory duty to review the administration of our affairs by the directors and to examine our financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders. Statutory auditors also have a statutory duty to provide their report to the board of statutory auditors, which must submit its auditing reports to the board of directors. They have the duties to attend meetings of the board of directors and to express their opinions, but they are not entitled to vote. The statutory auditors elect from among themselves one or more standing auditors who serve on a full-time basis. See Exhibit 1.4 to this annual report on Form 20-F for our regulations of our board of statutory auditors.

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

Significant Differences Between Our Corporate Governance Practices and Those of New York Stock Exchange-listed U.S. Companies

     Companies listed on the New York Stock Exchange, or NYSE, must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as us, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

     The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by us:

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	Since April 2003, large Japanese companies have been permitted to choose between the traditional corporate governance system based on a board of statutory auditors (the “statutory auditor system”) and a newly introduced corporate governance system based on committees (the “committee system”). The vast majority of the Japanese companies employ the statutory auditor system. For large Japanese companies, including us, with the statutory auditor system, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the statutory auditors, who are separate from the company’s management. Large Japanese companies, including us, are required to have at least one “outside” statutory auditor who must meet independence requirements under Japan’s company law. An outside statutory auditor is defined as a statutory auditor who has not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Currently, we have two outside statutory auditors. Effective as of May 1, 2005, at least 50% of our statutory auditors will be required to be outside statutory auditors. Also, starting on the same date, the independence requirements for outside statutory auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.	As discussed above, we employ the statutory auditor system. Under this system, the board of statutory auditors is a legally separate and independent body from the board of directors. The function of the board of statutory auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders.

Large Japanese companies, including us, are required to have at least three statutory auditors. Currently, we have four statutory auditors. Each statutory auditor elected at or before the ordinary general meeting of our shareholders in June 2002 has a three-year term, while each statutory auditor elected at the ordinary general meeting of our shareholders held in June 2003 and thereafter has a four-year term. In contrast, the term of each director of us is one year.

Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, we expect to rely on an exemption under that rule, which is available to foreign private issuers with boards of statutory auditors meeting certain criteria. We expect to make a disclosure regarding such reliance in our annual reports on Form 20-F for the fiscal year ending March 31, 2006 and thereafter.

A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.	Directors are elected at a meeting of shareholders. The board of directors does not have the power to fill vacancies in the board.

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
Statutory auditors are also elected at a meeting of shareholders. A proposal by our board of directors to elect a statutory auditor must be approved by a resolution of its board of statutory auditors. The board of statutory auditors is empowered to adopt a resolution requesting that our directors submit a proposal for election of a statutory auditor to a meeting of shareholders. Statutory auditors have the right to state their opinion concerning election of a statutory auditor at the meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	We determine the compensation for our directors and statutory auditors pursuant to the statutory auditor system, which we employ. Unless otherwise provided in our articles of incorporation, total amounts of compensation for our directors and statutory auditors are proposed to, and voted on, a meeting of shareholders. Our articles of incorporation do not provide for such total amounts. Once the proposals for the total amounts of compensation are approved at the meeting of shareholders, our board of directors allocates the total amount for the directors among its members, and our statutory auditors, unless there is a resolution at the shareholders’ meeting or a provision in the articles of incorporation relating to allocation of compensation, allocate the total amount for the statutory auditors among themselves.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	We must obtain shareholder approval for stock options only if the underlying shares of our common stock are to be issued with specifically favorable conditions upon the exercise of the stock options, such as when the price at which such stock options are exercisable is substantially lower than the market price of the common stock.

A NYSE-listed U.S. company must have an internal audit function, which must be the sole responsibility of the audit committee and may not be allocated to a different committee.	As discussed above, we employ the statutory auditor system. Under this system, we have maintained an internal audit function, in the past as part of our Business Audit Department and, since July 2004, as part of our Internal Audit Department, which is currently one of our 17 departments. The Internal Audit Department has no independence requirement and reports to our president.

D.	Employees.

     All of our employees are located in Japan. The following table shows the number of our full-time, part-time and temporary employees at the end of the each of the years indicated:

	As of March 31,
	2002	2003	2004
Full-time:
Integrated financial services (1)	849	818	811
Loan servicing	10	14	40

	859	832	851
Part-time (2)	74	78	87
Temporary (3)	217	255	181

Total	1,150	1,165	1,119

(1)	The number of employees engaged in the businesses of loan provision, credit guarantees, leasing and financials mediation services was 818 at March 31, 2002, 813 at March 31, 2003 and 809 at March 31, 2004.

(2)	The average number of part-time employees was 77 for the year ended March 31, 2002, 82 for the year ended March 31, 2003 and 94 for the year ended March 31, 2004.

(3)	Temporary employees are employees dispatched from personnel agencies.

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

Share Ownership by Directors, and Statutory Auditors

     Other than as disclosed in Item 6.A of this annual report on Form 20-F, none of our directors and statutory auditors beneficially own more than one percent of our shares of common stock.

Stock Option Plans

     We have the following stock option and incentive warrant plans, where upon exercise of stock options or warrants we grant to directors and key employees a specified number of shares:

•	July 2004 Stock Option Plan. We granted stock options exercisable for a total of 6,660,000 shares at a purchase price per share of ¥500 to 1,149 of our directors and employees and those of our subsidiaries and affiliates on July 15, 2004. These are exercisable until July 31, 2007.

•	July 2003 Stock Option Plan. We granted stock options exercisable for a total of 1,350,000 shares (not reflecting the two-for-one stock split that became effective in May 2004) at a purchase price per share of ¥532 (not reflecting the two-for-one stock split that became effective in May 2004) to 183 of our directors and employees on July 16, 2003. As of March 31, 2004, stock options exercisable for a total of 2,377,000 shares remained outstanding, and the purchase price per share is ¥266 following the stock split. These are exercisable until July 31, 2006.

•	September 2002 Stock Option Plan. We granted stock options exercisable for a total of 1,495,000 (not reflecting the two-for-one stock splits that became effective in May 2003 and 2004) shares at a purchase price per share of ¥995.5 (not reflecting the two-for-one stock splits that became effective in May 2003 and 2004) to 1,086 of our directors and employees on September 10, 2002. As of March 31, 2004, stock options exercisable for a total of 3,549,600 shares remained outstanding, and the purchase price per share is ¥249 following the stock splits. These are exercisable until September 30, 2005.

     In addition to the July 2004 Stock Option Plan, the resolution adopted at our annual shareholders’ meeting on June 22, 2004 allows us to issue stock options for an additional 1,340,000 shares to our directors, statutory auditors and employees or those of our subsidiaries and equity-method affiliates during the fiscal year ending March 31, 2005. The following table shows the stock options that our directors and statutory auditors owned as of March 31, 2004:

		Number of shares
		issuable upon exercise
		of stock options as of
Name	Position	March 31, 2004
Directors:
Hideo Sakioka	Chairman and Representative Director	—
Kunihiko Sakioka	President and Representative Director	80,000
Hitoshi Higaki	Managing Director	80,000
Hiroshi Akuta	Director	80,000
Hidenobu Sasaki	Director	80,000
Toshioki Otani	Director	80,000
Keishi Ishigaki	Director	80,000
Yunwei Chen	Director	52,000
Akihiro Nojiri	Director	—
Yoshihiko Maki	Director	—

Statutory Auditors:
Yoshiki Kishimura	Statutory Auditor	80,000
Akio Sakioka	Statutory Auditor	—
Isao Narimatsu	Statutory Auditor	40,000
Katsuhiko Asada	Statutory Auditor	—

		652,000

Employee Stock Purchase Plan

     Our full-time employees are eligible to participate in our employee shareholders’ association, which purchases our shares with contributions from our employees deducted from their salaries. As of March 31, 2004, the association owned 2,929,168 shares of common stock. We provide a 10% subsidy in cash on top of the contribution of any employee who has participated in the association for less than a year and 13% subsidy for those who have participated for one year or longer. The board of our employee shareholders’ association makes decisions as to how to vote all of its shares.

Item 7.   Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding common stock as of March 31, 2004. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders — Report of Substantial Shareholdings” in Item 10.B of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and U.S. Securities and Exchange Commission. The shareholdings of the major shareholders in the table below overlap to the extent that multiple individuals may be deemed to share beneficial ownership over the same shares:

		Percentage of
	Number of Shares of	Common Stock
Shareholders	Common Stock Owned	Outstanding
Kunihiko Sakioka (1)(2)	78,415,960	31.1%
Hideo Sakioka (2)(3)	77,346,880	30.6
Midori Moriyama (2)(4)	38,992,096	15.4
Michimasa Sakioka (2)(5)	38,745,504	15.3
Japan Trusty Services Bank Co., Ltd.	15,067,000	6.0
Master Trust Bank of Japan, Ltd.	14,552,000	5.8

(1)	Comprises 9,209,992 shares over which Kunihiko Sakioka had sole voting and dispositive power; 34,968,960 shares held by Nissin Building over which Kunihiko Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Michimasa Sakioka and Midori Moriyama; and 34,237,008 shares held by Shuho over which Kunihiko Sakioka and Hideo Sakioka may be deemed to share voting and dispositive power.

(2)	Excludes shareholdings of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 106,343,404 shares, or 42.1% of our outstanding shares of common stock, as of March 31, 2004.

(3)	Comprises 8,140,912 shares over which Hideo Sakioka had sole voting and dispositive power; 34,968,960 shares held by Nissin Building over which Hideo Sakioka may be deemed to share voting and dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 34,237,008 shares held by Shuho over which Hideo Sakioka and Kunihiko Sakioka may be deemed to share voting and dispositive power.

(4)	Comprises 4,023,136 shares over which Midori Moriyama had sole voting and dispositive power; and 34,968,960 shares held by Nissin Building over which Midori Moriyama may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Michimasa Sakioka.

(5)	Comprises 3,776,544 shares over which Michimasa Sakioka had sole voting and dispositive power; and 34,968,960 shares held by Nissin Building over which Michimasa Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Midori Moriyama.

     According to our register of shareholders, as of March 31, 2004, 27 shareholders of record with addresses in the United States held 2.52% of our outstanding common stock.

     To our knowledge, we are not directly or indirectly owned or controlled by any government. We know of no arrangements the operation of which may at a later time result in a change of control of us. Our major shareholders have the same voting rights as other holders of our common stock.

B.	Related Party Transactions.

     Since April 1, 2003, we have not entered into any material related-party transactions other than those discussed below.

Transactions with Any of Our Directors, Corporate Officers, Statutory Auditors or Companies with Whom They Have a Relationship

  Transactions with Shuho

     As of March 31, 2004, members of the Sakioka family owned 100% of Shuho. Since April 1, 2003, we have paid ¥1 million to Shuho for insurance policies, and have received ¥1 million in rent for office space we rent to Shuho. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions. Following the establishment in April 2003 of Nissin Insurance Co., Ltd., a wholly-owned subsidiary that provides insurance agency services to us, we no longer receive insurance agency services from Shuho.

  Transactions with Nissin Building

     As of March 31, 2004, members of the Sakioka family owned 93.3% of Nissin Buildings. Since April 1, 2003, we have received ¥2 million in rent for office space and parking lots we rent to Nissin Building. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

  Transactions with Michimasa Sakioka

     Michimasa Sakioka is the elder brother of Kunihiko Sakioka, our president and representative director. On March 31, 2003, we received an advance payment from Michimasa Sakioka in the amount of ¥9 million in connection with his purchase of real estate property from us. He paid ¥77 million to us on April 28, 2003 for a total purchase price of ¥86 million. The purchase price was determined based on a third-party real estate appraisal.

  Transactions with Susumu Sakioka

     Susumu Sakioka is the nephew of Hideo Sakioka, our chairman and representative director. On March 18, 2004, we received ¥117 million from Susumu Sakioka in connection with his purchase of a 90% equity interest in Big Apple, our subsidiary. The purchase price was determined based on a third-party market value assessment.

Transactions with Any of Our Principal Shareholders or Affiliates

  Transactions with Ascot

     As of March 31, 2004, we owned 25% of Ascot. Since April 1, 2003, we have paid commissions on customer referrals of ¥35 million to Ascot. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

  Transactions with Shinsei Business Finance

     As of March 31, 2004, we owned 25% of Shinsei Business Finance. Since April 1, 2003, we have paid commissions on customer referrals of ¥11 million to, and received agency commissions of ¥16 million, loan guarantee fees of ¥90 million and bank loan guarantee fees of ¥6 million from, Shinsei Business Finance. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

       Transactions with Webcashing.com

     As of March 31, 2004, we owned 38% of Webcashing.com. Since April 1, 2003, we have paid commissions on customer referrals of ¥291 million and other fees of ¥10 million to, and received proceeds from sale of equipment and software of ¥22 million from, Webcashing.com. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.   Financial Information.

A.	Consolidated Statements and Other Financial Information.

Financial Statements

     The consolidated financial statements required by this item begin on page F-1 in this annual report on Form 20-F.

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

     The following table shows the year-end and interim dividends paid to shareholders of record of our common stock. “Dividends per share (As adjusted)” presents each dividend payments as adjusted to reflect the three-for-one stock split that took effect on May 21, 2001, the two-for-one stock split that took effect on May 21, 2002, the two-for-one stock split that took effect on May 20, 2003, and the two-for-one stock split that took effect on May 20, 2004:

	Dividends per	Dividends per
	share	share
Record Date	(Actual)	(As adjusted)
September 30, 1999 (interim)	¥25.00	¥1.04
March 31, 2000	35.00	1.46
September 30, 2000 (interim)	35.00	1.46
March 31, 2001	35.00	1.46
September 30, 2001 (interim)	12.50	1.57
March 31, 2002	12.50	1.57
September 30, 2002 (interim)	6.50	1.63
March 31, 2003	8.50	2.13
September 30, 2003 (interim)	3.75	1.88
March 31, 2004	4.75	2.38

     We presently intend to continue to pay cash dividends on a semi-annual basis and to provide a stable level of dividends to our shareholders. The declaration and payment of dividends, however, depend on our future earnings, financial condition and other factors, including statutory and other restrictions on the payment of dividends.

     Dividends paid to shareholders outside Japan on shares of our common stock, including shares represented by ADSs, are generally subject to a Japanese withholding tax at the maximum rate of 20%. Reduced rates for withholding apply to shareholders in some countries that have income tax treaties with Japan. The withholding rate for U.S. holders is generally 10%, subject to a temporary measurement. See “Japanese Tax Considerations” in Item 10.E of this annual report on Form 20-F.

     There are generally no U.S. or Japanese governmental restrictions on the distribution of dividends to our shareholders.

  Stock Repurchases

     The following table shows information about our repurchases, net of distributions, since we began repurchasing our shares, following the amendments to the Commercial Code of Japan in October 2001:

						Net
	Number of	Aggregate	Number of	Aggregate	Number of	aggregate
	repurchased	repurchase	shares	sale	repurchased	purchase
Year ended/ending March 31,	shares	price	sold	price	shares, net	price
		(in million)		(in million)		(in million)
2002	1,605,136	¥347	—	¥—	1,605,136	¥347
2003	10,803,144	2,493	80,000	20	10,723,144	2,473
2004	6,007,418	1,209	1,340,400	338	4,667,018	871
2005 (through July 20, 2004)	2,169	1	1,027,000	259	(1,024,831)	(258)

     At our general shareholders’ meeting in June 2004, our shareholders approved an amendment to our article of incorporation, which permits us to repurchase our shares by resolution of our board of directors.

B.	Significant Changes.

     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change in our financial condition since March 31, 2004, the date of our last audited financial statements.

Item 9.   The Offer and Listing.

A.	Offer and Listing Details.

Tokyo Stock Exchange

     The following table shows the reported high and low sale prices (as adjusted to reflect stock splits already effected) and the average daily trading volume of our common stock on the Tokyo Stock Exchange:

	Price Per Share		Average Daily Trading Volume
Year ended/ending March 31,	High	Low	(in shares)
2000	¥373	¥133	¥712,584
2001	271	126	319,664
2002	363	178	526,458
2003	285	180	504,038
First Quarter	285	206	530,620
Second Quarter	245	186	544,182
Third Quarter	232	193	396,578
Fourth Quarter	258	180	534,938
2004	464	189	697,100
First Quarter	274	226	318,226
Second Quarter	261	189	887,372
Third Quarter	244	201	462,416
Fourth Quarter	464	229	1,126,572
2005	450	331	1,110,425
First Quarter	450	331	1,110,425

Calendar month	Price Per Share		Average Daily Trading Volume
	High	Low	(in shares)
January 2004	262	229	616,716
February 2004	338	256	1,405,242
March 2004	464	320	1,317,552
April 2004	449	378	819,414
May 2004	410	331	1,053,650
June 2004	450	350	1,434,659

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

     On July 20, 2004, the closing price of our shares on the Tokyo Stock Exchange was ¥491 per share. The following table shows selected daily price limits for a stock on the Tokyo Stock Exchange:

				Maximum daily
Previous day’s closing price or special quote				price movement
Over	¥100	Less than	¥200	¥50
Over	200	Less than	500	80
Over	500	Less than	1,000	100

New York Stock Exchange

     The current ADS/share ratio is one ADS per two shares of our common stock. The following table indicates the trading price of our American Depositary Shares on the New York Stock Exchange:

	New York Stock
	Exchange price per
	ADS		Average daily trading volume of
Year ended/ending March 31,	High	Low	ADSs
2003	$3.62	$3.00	7,338
Second Quarter (since August 2, 2002)	3.96	3.10	17,342
Third Quarter	3.77	3.23	3,092
Fourth Quarter	4.07	3.00	4,904
2004	9.15	3.19	3,230
First Quarter	4.53	3.92	2,281
Second Quarter	4.30	3.19	1,796
Third Quarter	4.51	3.73	1,718
Fourth Quarter	9.15	4.25	7,235
2005	8.31	5.80	4,429
First Quarter	8.31	5.80	4,429

Month
January 2004	4.92	4.25	940
February 2004	6.50	4.83	6,537
March 2004	9.15	5.80	13,287
April 2004	8.31	7.00	4,876
May 2004	7.22	5.80	6,805
June 2004	8.25	6.65	1,719

     The table above has been adjusted to reflect the two-for-one stock split that took effect on May 20, 2004.

B.	Plan of Distribution.

     Not applicable.

C.	Markets.

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

D.	Selling Shareholders.

     Not applicable.

E.	Dilution.

     Not applicable.

F.	Expenses of the Issue.

     Not applicable.

Item 10.   Additional Information.

A.	Share Capital.

     Not required.

B.	Memorandum and Articles of Association.

Purposes in Our Article of Incorporation

     Article 2 of our articles of incorporation states our purposes as follows:

•	Consumer financing, commercial financing and the business of mediation, guarantee and agency for these financings;

•	Lease, rent, sale, purchase and intermediation of real estate;

•	Sale and purchase of securities;

•	Non-life insurance agency business, activities relating to the offering of life insurance agency business pursuant to the Automobile Liability Indemnity Law of Japan;

•	Investment and managements consulting services for business organizations;

•	Collection agency;

•	Computation surrogate business;

•	Contract for advertising and general publicity;

•	Factoring;

•	Development and sale of computer software;

•	Sale of computers and their peripherals;

•	Operation and lease of sport peripherals;

•	Corporate accounting and labor management surrogate business;

•	Internet service provider business;

•	Advertising and general publicity business on the Internet;

•	Intermediation of money loans by utilizing the Internet;

•	Business concerning acceptance of planning, development and production of software relating to the Internet, and consulting services therefor;

•	Business relating to general bridal services;

•	Business of planning, managing and coordinating various kinds of events;

•	Business relating to the giving of various kinds of culture classes and classes for acquiring various kinds of licenses;

•	Planning and production of advertisements and general publicity, and advertising agency;

•	Business of offering compulsory automobile inspection services; and

•	All activities incidental to any of the foregoing items.

Provisions Regarding Our Directors

     There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Commercial Code of Japan, however, requires a director to refrain from voting on such matters at meetings of the board of directors.

     The Commercial Code provides that compensation for directors be determined at a general meeting of shareholders. Our board of directors will determine the compensation for each director without exceeding the upper limit on the aggregate amount of compensation for directors as a group approved by the shareholders’ meeting. Our board of directors may, by its resolution, leave this decision to the discretion of our president.

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

Rights of Our Shareholders

     On June 24, 2004, our general shareholders’ meeting amended our articles of incorporation to increase our authorized share capital from 480 million shares to 960 million shares.

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

     Repurchase of Our Shares

     Following the amendments effective as of October 1, 2001, except as otherwise permitted by the Commercial Code, we may acquire our shares for any purpose subject to the authorization of shareholders at an ordinary general shareholders’ meeting or a resolution of the board of directors pursuant to our articles of incorporation. Shares on a Japanese stock exchange or traded in the over-the-counter market may be acquired (i) through the public stock market, (ii) by tender offer or (iii) with purchase from specific shareholders (authorized by a special resolution at the ordinary shareholders’ meeting) during the period up to the close of the following ordinary general shareholders’ meeting. Any acquisition of shares must satisfy the requirement that the total purchase price not exceed the aggregate of:

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

     Following the April 1, 2003 amendments of the Japanese Commercial Code, our articles of incorporation provide for a quorum of one-third of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions such as:

•	a reduction of the stated capital,

•	amendment of the articles of incorporation (except amendments that the board of directors are authorized to make under the Commercial Code as described in “— Rights with Respect to Dividends, Stock Repurchases and Stock Splits” above and “Limitations Affecting Security Holders — Japanese Unit Share System” below),

•	the removal of a director or statutory auditor,

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company split requiring shareholders’ approval,

•	a transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval, and

•	issuance of new shares at a specially favorable price (or any issuance of share subscription options or bonds with share subscription options with specially favorable conditions) other than a subscription right offer to whole shareholders.

     The depositary will endeavor to vote deposited shares based in accordance with instructions from ADR holders. With respect to voting by holders of ADRs, see Exhibit 2.2 to this annual report on Form 20-F for a form of our deposit agreement.

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

     Voting Rights of a Holder of Shares Representing Less Than One Unit

     A holder of our shares representing less than one unit cannot exercise any voting rights pertaining to those shares. For calculation of the quorum for various voting purposes, we will exclude the aggregate number of shares representing less than one unit from the number of voting rights. A holder of shares representing one or more whole units will have one vote for each one unit of shares except as stated in “Rights of Our Shareholders — Voting Rights” above.

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

C. Material Contracts.

     We have not been a party to any material contract other than contracts entered into in the ordinary course of business, since April 1, 2002.

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

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

  Passive Foreign Investment Company Rules

     As we expect 50% or more of our gross asset value will constitute passive assets, meaning assets not constituting part of a trade or business, as determined for passive foreign investment company purposes, we expect that our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, every year for U.S. federal income tax purposes, and except as otherwise stated, the remainder of this discussion so assumes. The conclusion is a factual determination made annually, which we will update in our future reports on Form 20-F. In addition, we expect that our subsidiaries will be treated as PFICs for U.S. federal income tax purposes. You will be treated as an indirect shareholder of your proportionate interest in the shares of such subsidiaries.

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

Amounts subject to these special PFIC tax rules will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. In addition, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income even if the dividend does not constitute an excess distribution. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

     If you receive distributions that are not subject to the special PFIC tax rules (i.e., your shares or ADSs are not treated as stock of a PFIC), you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income at the ordinary income tax rate when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of any distribution that you must include in your income as a U.S. holder will be the dollar value of the yen payments made, determined at the spot yen/dollar rate on the date the distribution is includible in your income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. If you receive distributions that are not subject to the special PFIC tax rules and that are in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, you will be treated as having received a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter you will recognize capital gain, which will be taxed in accordance with the special PFIC tax rules described above.

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

  Foreign Tax Credit

     Subject to the general limitations that apply to the creditability of foreign income taxes, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your U.S. federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

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

     In certain situations as described under “Japanese Tax Considerations” below, the purchase in a tender offer and cancellation of shares by us is treated as a dividend payment for Japanese tax purposes subject to withholding tax. For U.S. federal income tax purposes, such transactions generally would not be a taxable event and would not give rise to foreign source income. You would not be able to use the foreign tax credit arising from the Japanese withholding tax unless you had additional foreign source income.

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

     Unless a tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares paid by us to non-resident shareholders is:

•	7% for dividends to be paid between January 1, 2004 and March 31, 2008 as a temporary measurement; and

•	15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, in which case the applicable rate is 20%.

     Japan has income tax treaties, conventions or agreements that generally reduce the above-mentioned withholding tax rate to 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Under the new tax treaty between United States and Japan, of which withholding tax treatment is applicable effective from July 1, 2004 to dividends declared thereafter, the withholding tax rate on dividends is 10% for portfolio investors, if they are qualified U.S. residents eligible to enjoy treaty benefits. By virtue of the operation of the preservation doctrine under each tax treaty, if the Japanese statutory rate is lower than the maximum rate applicable under the Tax Treaty, the Japanese statutory rate shall apply. In the case where the treaty rare applies, Non-resident shareholders entitled to a reduced Japanese withholding tax rate on our dividends are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide this application service. See “Settlement for Our the Shares” in Item 10.B of this annual report on Form 20-F. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention—one before payment of dividends and the other within eight months of our fiscal year end. To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will be entitled to claim the refund of taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

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

F. Dividends and Paying Agents.

     Not required.

G. Statement by Experts.

     Not applicable.

H. Documents on Display.

     We file periodic reports and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains an Internet site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. You may also inspect our reports filed with the Securities and Exchange Commission and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.nissin-f.co.jp/index.html. This information is not incorporated by reference into this annual report on Form 20-F.

I. Subsidiary Information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to the market risks of interest rate changes and changes in the market values of our investments. We do not have any significant exposures to fluctuations in foreign exchange rates since we conduct substantially all of our business activities in Japanese yen.

  Interest Rate Risk

     Liability-side Risk

     Our exposure to changes in interest rates arises primarily from our long-term borrowings that bear interest at floating rates and our cash and cash equivalents. As discussed in “Capital Requirements” in Item 5.B of this annual report on Form 20-F, we require a significant amount of borrowings to fund our lending activities. Our cash is predominantly invested in loans to individuals, including small business owners.

     The following table shows the repayment schedule for our outstanding bonds and other long-term borrowings and the average interest rates on these borrowings.

								As of
								March 31,
	Year ending March 31,							2004
	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(in millions except percentage)
Bonds	¥21,560	¥5,060	¥11,060	¥60	¥30	¥—	¥37,770	¥38,626
Average interest rate	2.69%	2.35%	1.66%	2.40%	2.40%	—	2.35%
Floating (1)	28,867	20,136	4,454	571	32	—	54,060	54,060
Average interest rate	2.40%	1.86%	2.23%	2.29%	2.15%	—	2.18%
Fixed	24,846	18,536	5,002	2,301	50	12	50,747	50,256
Average interest rate	2.34%	2.31%	2.19%	2.62%	5.20%	5.20%	2.33%

(1)	Floating interest rate borrowings include asset-backed commercial paper.

     Our debt obligations mature at various times through June 2009 and carry interest rates of change between 0.3% and 5.2%. Our borrowings bear either a fixed rate or a floating rate indexed to the Tokyo Inter-Bank Offered Rate, or TIBOR, or the short-term or long-term prime rate in Japan. In order to reduce our exposure to fluctuations in interest rates on floating rate borrowings, we utilize derivative instruments such as interest rate swap contracts. As of March 31, 2004, we had one outstanding interest rate swap agreement in an amount of ¥483 million, which matures in August 2006. Under this agreement, we receive payments at TIBOR plus 1.25% and make payments at an interest rate of 2.19%.

     The weighted average interest rate on our short-term borrowings was 2.2% at March 31, 2002, 1.7% at March 31, 2003 and 1.3% at March 31, 2004, and our weighted average long-term borrowing rate on floating-rate borrowings was 2.9% at March 31, 2002, 2.4% at March 31, 2003 and 2.2% at March 31, 2004.

     The following table illustrates the after tax impact of a hypothetical increase in our average borrowing rates on our short-term borrowings and floating-rate long-term borrowings:

	Assumed weighted average interest rate
	3%	4%	5%
	(in millions)
Net income as reported	¥6,077	¥6,077	¥6,077
Net income as adjusted for hypothetical increase in interest rates	5,765	5,389	5,012

     We believe that the likelihood of hypothetical increases in our average borrowing rates is significantly greater than that of hypothetical decreases, as the weighted average interest rate is currently very low. The official discount rate offered by the Bank of Japan has remained at 0.1% since September 2001.

  Asset-side Risk

     Integrated Financial Services

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

     The following table indicates the average contractual maturity, weighted by loans outstanding, of each of our loan categories at the end of each of the years indicated:

	As of March 31,
	2003		2004
	(years)
Small business owner loans	4.8		4.8
Wide loans	4.9		4.9
Business Timely loans	3.0	(1)	3.0	(1)
Consumer loans	3.0	(1)	3.0	(1)
Secured and other loans	6.8		5.9

(1)	The average maturity of 3.0 years for Business Timely loans and consumer loans is based on the three-year term of the loan contract, which is automatically renewable.

     The following table indicates the average interest rate, weighted by loans outstanding, of each of our loan categories for each of the years indicated:

	Year ended March 31,
	2003	2004
Small business owner loans	21.4%	20.4%
Wide loans	22.0	20.8
Business Timely loans	26.2	25.6
Consumer loans	25.9	25.3
Secured and other loans	16.2	9.6

     Our weighted average lending rate per year on loans receivable was 24.2% for the year ended March 31, 2002, 23.3% for the year ended March 31, 2003 and 22.0% for the year ended March 31, 2004. The following table illustrates the after tax impact of a hypothetical decrease in our average lending rates on our loans receivable:

	Assumed weighted average interest rate per year
	21.5%	21.0%	20.5%
	(in millions)
Net income as reported	¥6,077	¥6,077	¥6,077
Net income as adjusted for hypothetical decrease in interest rates	5,556	5,044	4,531

     Based on the weighted average lending rate of 22.0% per year for the year ended March 31, 2004 and rate of change in our weighted average lending rate on loans receivable in the past few years, we believe the above range of 21.5% to 20.5% per year reasonably captures the likely changes in the weighted average lending rate on loans receivable during the fiscal year ending March 31, 2005.

     As discussed in further detail in “Our Products — Consumer Loans” in Item 4.B of this annual report on Form 20-F, on June 1, 2004, we sold most of the outstanding balance of our unguaranteed consumer loans and related interest receivable to Orient Credit. Because the effect of this sale on our sensitivity to changes in our lending rates on loans receivable remains uncertain, the above table does not reflect this effect.

The uncertainty is based in part on the fact that, while our consumer loans have a higher average lending rate than our small business owner loans and Wide loans, they have a higher charge-off ratio than all of our other loan products, particularly our small business owner loans and Wide loans. As a result, the improvement in our profit margin is expected to mitigate the negative impact from our reduced weighted average lending rate. Also, we expect the reduction of expenses associates with our consumer loan business, such as through closing of offices, to offset to a certain extent the downward pressure on our net income created by the sale. Furthermore, we believe that our ongoing efforts to shift our resources on our non-consumer loan businesses will have a positive effect on our net income growth. See “Factors Affecting Our Financial Results — Disposition of Consumer Loans” in Item 5.A of this annual report on Form 20-F for a further discussion of the quantitative impact of the sale.

     Loan Servicing

     The interest rates we charge on our purchased loans are heavily negotiated and vary significantly, depending primarily on the quality of the loan. To the extent that the Japanese economy continues to improve and the amount of non-performing loans in Japan declines, the interest rates we charge on our purchased loans may decline as a result of improvement in the quality of the loans we purchase.

  Investment Price Risk

     We invest in marketable and non-marketable equity securities for business and strategic purposes. The book carrying value of these equity securities was ¥2,227 million as of March 31, 2003, of which ¥720 million were non-marketable, and ¥8,650 million as of March 31, 2004, of which ¥367 million were non-marketable. We also have non-equity investments, all of which are non-marketable. These non-equity investments amounted to ¥7 million as of March 31, 2003, all of which were debt securities, and ¥524 million as of March 31, 2004, ¥500 million of which were investment funds.

     We are exposed to changes in the market value of our investments. We have realized gains and losses from both the sale of investments, as well as from impairment as a result of other than temporary declines in market value. With respect to our sales of investments, our gross realized gains were ¥33 million for the year ended March 31, 2002, ¥114 million for the year ended March 31, 2003 and ¥645 million for the year ended March 31, 2004, and our gross realized losses were ¥40 million for the year ended March 31, 2002, ¥82 million for the year ended March 31, 2003 and ¥46 million for the year ended March 31, 2004. We experienced realized losses of ¥599 million on impairment of investment securities, for the year ended March 31, 2002, ¥1,005 million for the year ended March 31, 2003 and ¥867 million for the year ended March 31, 2004.

Item 12. Description of Securities Other Than Equity Securities.

     Not required.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

     As of the end of the year ended March 31, 2004, our management, with the participation of Kunihiko Sakioka, our president, representative director and principal executive officer, and Hitoshi Higaki, our managing director and principal financial officer, performed an evaluation of our disclosure controls and procedures.

     Under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

     Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the date of the evaluation.

Changes in Internal Control Over Financial Reporting

     With the participation of our principal executive officer and principal financial officer, we also evaluated any change in our internal control over financial reporting that occurred during the year ended March 31, 2004.

     Under Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting means a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

     Based on that evaluation, our principal executive officer and principal financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

     Our board of statutory auditors has determined that we do not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the board of statutory auditors. We believe that the combined knowledge, skills and experience of our statutory auditors enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002, as amended. In addition, our statutory auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. We are currently not seeking such an “audit committee financial expert” to serve on our board of statutory auditors.

Item 16B. Code of Ethics.

     We currently do not have a code of ethics that meets the requirements of this Item 16.B, because we believe that the combination of our various internal regulations and guidelines are effective in guiding our directors, statutory auditors and employees toward good business conduct. However, we are currently considering whether or not to establish a code of ethics that meets the requirements of the Item 16.B.

Item 16C. Principal Accountant Fees and Services.

     The following table shows information about fees paid by us to BDO Sanyu & Co., our principal accountants. All services performed by BDO Sanyu & Co were approved by our board of statutory auditors:

	Year ended March 31,
	2003	2004
	Fees paid by us	Fees paid by us
	(millions)
Audit fees (1)	¥72	¥47
Audit-related fees (2)	12	6
Tax fees	—	—
All other fees	—	—

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by our principal accounts for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements for those years.

(2)	These are the aggregate fees billed for the fiscal year for assurance and related services by our principal accountants that are reasonably related to the performance of the audit of our financial statements other than those reported under “Audit Fees” above. These services include due diligence and preparation of comfort letters in connection with bond offerings.

     Our board of statutory auditors currently approves every engagement by us of BDO & Sanyu & Co. or any of its affiliates for audit or non-audit services prior to the provision of these services. We are considering whether or not to establish pre-approval policies and procedures to facilitate the responsibility of our board of statutory auditors to monitor the independence of BDO & Sanyu &Co.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The information required by this item begins on page F-1 of this annual report on Form 20-F.

Item 19. Exhibits.

Exhibit
Number	Description
1.1	—	Our Articles of Incorporation (English Translation)
1.2	—	Our Share Handling Regulations (English Translation)
1.3	—	Our Regulations of the Board of Directors (English Translation)
1.4	—	Our Regulations of the Board of Statutory Auditors (English Translation)
2.1	—	Our Specimen Common Stock Certificate (English Translation) (incorporated by reference to the corresponding exhibit to our Registration Statement Form F-1 (File No. 333-97229) declared effective on August 1, 2002)
2.2	—	Form of Deposit Agreement Among Nissin Co., Ltd., The Bank of New York as Depositary and All Owners and Holders from Time to Time of American Depositary Receipts, Including the Form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-97133) filed on July 24, 2002)
8.1	—	List of Our Subsidiaries
12.1	—	Rule 13a-14(a) Certifications
13.1	—	Section 1350 Certifications

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

We have audited the accompanying consolidated balance sheets of NISSIN CO., LTD. and its subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1 to the consolidated financial statements.

BDO Sanyu & Co.
Osaka, Japan
June 22, 2004

CONSOLIDATED BALANCE SHEETS
NISSIN CO., LTD. AND SUBSIDIARIES
March 31, 2003 and 2004

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	2003	2004	2004
ASSETS
Cash and cash equivalents	¥23,612	¥20,243	$ 191,532
Deposit of restricted cash in bank	223	435	4,116
Loans receivable, net	166,977	166,890	1,579,052
Purchased loans receivable, net	2,946	4,342	41,082
Interest receivable	1,177	1,060	10,029
Property and equipment:
Land	947	356	3,368
Buildings and structures	1,074	1,094	10,351
Equipment and software	4,318	5,253	49,702

	6,339	6,703	63,421
Accumulated depreciation and amortization	(2,223)	(2,363)	(22,358)

	4,116	4,340	41,063

Investment securities	2,234	9,174	86,801
Investment in affiliates	742	496	4,693
Deferred income taxes	2,184	579	5,478
Other assets	2,363	2,709	25,633

Total assets	¥206,574	¥210,268	$1,989,479

See accompanying summary of significant accounting polices and other notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (CONTINUED)
NISSIN CO., LTD. AND SUBSIDIARIES
March 31, 2003 and 2004

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	2003	2004	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,600	¥5,563	$ 52,635
Accrued income taxes	2,925	2,758	26,095
Accrued expenses	521	623	5,895
Long-term borrowings	148,595	142,577	1,349,011
Capital lease obligations	1,914	2,058	19,472
Accrued retirement benefits	336	334	3,160
Other liabilities	1,086	1,897	17,949

Total liabilities	160,977	155,810	1,474,217

Minority interests	—	161	1,523

Commitments and contingencies (Notes 9, 10 and 13)

Shareholders’ equity:
Common stock — designated value (Note 14)
Authorized — 240,000,000 and 480,000,000 shares at March 31, 2003 and 2004, respectively
Issued — 265,248,112 and 269,452,384 shares at March 31, 2003 and 2004, respectively	6,611	7,218	68,294
Additional paid-in capital	8,462	9,092	86,025
Retained earnings	33,275	38,351	362,864
Cumulative other comprehensive income	70	3,371	31,895
Less treasury stock, at cost:
12,329,032 shares and 16,996,050 shares at March 31, 2003 and 2004, respectively	(2,821)	(3,735)	(35,339)

Total shareholders’ equity	45,597	54,297	513,739

Total liabilities and shareholders’ equity	¥206,574	¥210,268	$1,989,479

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2002, 2003 and 2004

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2002	2003	2004	2004
Interest income:
Loans	¥33,931	¥38,519	¥38,036	$359,883
Other	45	715	2,071	19,595

Total interest income	33,976	39,234	40,107	379,478
Interest expense:
Borrowings	3,818	3,920	3,611	34,166
Other	66	64	113	1,069

Total interest expense	3,884	3,984	3,724	35,235

Net interest income	30,092	35,250	36,383	344,243

Provision for loan losses	7,433	12,688	13,461	127,363

Net interest income after provision for loan losses	22,659	22,562	22,922	216,880

Non-interest (loss) income:
Losses on sale and impairment of investment securities, net	(606)	(973)	(268)	(2,536)
Gain on sale of subsidiaries and affiliates, net	—	324	670	6,340
Commission income	—	1,267	—	—
Guarantee fees received, net	—	35	221	2,091
Equity losses in affiliates	(61)	(17)	(183)	(1,731)
Rents, dividends and other	239	210	398	3,765

Total non-interest (loss) income	(428)	846	838	7,929
Non-interest expense:
Salaries and employee benefits	5,067	6,233	6,735	63,724
Occupancy, furniture and equipment	2,201	2,190	2,060	19,491
Advertising	1,838	449	218	2,063
Other general and administrative expenses	4,253	4,389	3,457	32,709
Losses on sale and impairment of long-lived assets, net	145	225	530	5,015
Impairment of investment in affiliates	—	683	—	—
Other	124	124	97	918
Minority interests	1	15	4	38

Total non-interest expense	13,629	14,308	13,101	123,958

Income before income taxes	8,602	9,100	10,659	100,851

Income taxes	3,801	3,924	4,582	43,353

Net income	¥4,801	¥5,176	¥6,077	$ 57,498

CONSOLIDATED STATEMENTS OF INCOME
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2002, 2003 and 2004

				U.S. Dollars
	Yen			(Note 1)
Per share data:	2002	2003	2004	2004
Net income — basic	¥18.21	¥20.08	¥24.37	$0.23
— diluted	17.43	18.62	22.46	0.21
Cash dividends paid	3.02	3.19	4.00	0.04

Weighted average shares outstanding:

	Thousands of Shares			Thousands of Shares
Weighted average shares outstanding:	2002	2003	2004	2004
Basic	263,736	257,840	249,360	249,360
Diluted	278,872	283,316	275,082	275,082

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2002, 2003 and 2004

		Millions of Yen
	Number of Shares
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousand)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2001	261,824	¥6,167	¥7,909	¥24,926	¥296	¥(—)	¥39,298
Exercise of stock options	3,424	444	434				878
Common stock warrants issued to directors, statutory auditors and certain employees			124				124
Comprehensive income:
Net income				4,801			4,801
Other comprehensive loss, net of tax
Change in net unrealized gain on investment securities					(137)		(137)
Change in net unrealized losses on derivative instruments					(46)		(46)

Total comprehensive income							4,618
Cash dividends paid				(795)			(795)
Purchase of treasury stock			(—)			(348)	(348)

Balance as of March 31, 2002	265,248	6,611	8,467	28,932	113	(348)	43,775
Comprehensive income:
Net income				5,176			5,176
Other comprehensive loss, net of tax
Change in net unrealized gain on investment securities					(88)		(88)
Change in net unrealized losses on derivative instruments					45		45

Total comprehensive income							5,133
Cash dividends paid				(833)			(833)
Repurchase of warrants			(5)				(5)
Purchase of treasury stock						(2,493)	(2,493)
Sale of treasury stock			—			20	20

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2002, 2003 and 2004

		Millions of Yen
	Number of Shares
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousand)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2003	265,248	6,611	8,462	33,275	70	(2,821)	45,597
Exercise of stock warrants	4,204	607	594				1,201
Comprehensive income:
Net income				6,077			6,077
Other comprehensive income, net of tax
Change in net unrealized gain on investment securities					3,304		3,304
Change in net unrealized losses on derivative instruments					(3)		(3)

Total comprehensive income							9,378
Cash dividends paid				(1,001)			(1,001)
Repurchase of warrants			(7)				(7)
Purchase of treasury stock						(1,209)	(1,209)
Sale of treasury stock			43			295	338

Balance as of March 31, 2004	269,452	¥7,218	¥9,092	¥38,351	¥3,371	¥(3,735)	¥54,297

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

		Thousands of U.S. Dollars (Note 1)
	Number of Shares
	of Common stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousand)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2003	265,248	$62,551	$80,064	$314,836	$662	$(26,691)	$431,422
Exercise of stock warrants	4,204	5,743	5,620				11,363
Comprehensive income:
Net income				57,498			57,498
Other comprehensive income, net of tax
Change in net unrealized gain on investment securities					31,261		31,261
Change in net unrealized losses on derivative instruments					(28)		(28)

Total comprehensive income							88,731
Cash dividends paid				(9,470)			(9,470)
Repurchase of warrants			(66)				(66)
Purchase of treasury stock						(11,439)	(11,439)
Sale of treasury stock			407			2,791	3,198

Balance as of March 31, 2004	269,452	$68,294	$86,025	$362,864	$31,895	$(35,339)	$513,739

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2002, 2003 and 2004

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2002	2003	2004	2004
Operating Activities
Net income	¥4,801	¥5,176	¥6,077	$57,498
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	7,433	12,688	13,461	127,363
Depreciation and amortization	946	1,027	884	8,364
Amortization of debt issuance costs	227	265	221	2,091
Amortization of loan origination costs	633	747	751	7,106
Amortization of cap option premium	133	51	—	—
Losses on sale and impairment of investment securities, net	606	973	268	2,536
Gain on sales of subsidiaries and affiliates, net	—	(324)	(670)	(6,340)
Equity losses in affiliates	61	17	183	1,731
Losses on sale and impairment of long-lived assets, net	145	225	530	5,015
Impairment of investment in affiliates	—	683	—	—
Minority interests	1	15	4	38
Deferred income taxes	(230)	(1,166)	(633)	(5,989)
Changes in assets and liabilities:
Interest receivable	(237)	(44)	117	1,107
Accrued expenses and income taxes	178	688	(58)	(549)
Other liabilities	89	294	807	7,636
Net cash provided by operating activities	14,786	21,315	21,942	207,607

Investing Activities
Cash used for loan originations, net of principal collections	(33,779)	(32,033)	(13,764)	(130,230)
Purchases of distressed loans	(403)	(4,854)	(4,502)	(42,596)
Proceeds from principal collections of distressed loans	23	2,145	2,469	23,361
Purchases of property and equipment	(127)	(983)	(880)	(8,326)
Proceeds from sales of property and equipment	719	43	382	3,614
Purchases of investment securities	(1,029)	(588)	(3,605)	(34,109)
Proceeds from sales of investment securities	752	1,057	2,173	20,560
Investment in affiliates	(20)	(535)	(450)	(4,258)
Proceeds from sales of affiliates	—	—	504	4,769
Cash (decrease) increase upon sales of previously consolidated subsidiary	—	(144)	78	738
Cash obtained upon acquisition of a consolidated subsidiary, net	67	—	—	—
Changes in other assets	(74)	(766)	(706)	(6,680)

Net cash used in investing activities	(33,871)	(36,658)	(18,301)	(173,157)

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2002, 2003 and 2004

(continued)

Financing Activities
Restricted deposits	—	1,277	(212)	(2,006)
Deferred debt issuance costs	(283)	188	(104)	(984)
Issuance of commercial paper	—	8,600	13,000	123,001
Repayment of commercial paper	—	(6,200)	(12,200)	(115,432)
Proceeds from short-term borrowings	1,500	8,095	3,539	33,485
Repayment of short-term borrowings	(1,840)	(6,270)	(4,100)	(38,793)
Proceeds from long-term borrowings	53,814	82,436	56,668	536,172
Repayment of long-term borrowings	(41,675)	(62,131)	(62,686)	(593,112)
Payment of capital lease obligations	(891)	(845)	(762)	(7,210)
Proceeds (repurchases) of warrants, net	878	(5)	1,194	11,297
Proceeds from sale of treasury stock	—	20	338	3,198
Purchases of treasury stock	(348)	(2,493)	(1,209)	(11,439)
Dividends paid	(795)	(833)	(1,001)	(9,470)
Proceeds from issuance of new shares by subsidiaries	—	—	525	4,967

Net cash provided by (used in) financing activities	10,360	21,839	(7,010)	(66,326)

Net (decrease) increase in cash and cash equivalents	(8,725)	6,496	(3,369)	(31,876)
Cash and cash equivalents at beginning of year	25,841	17,116	23,612	223,408

Cash and cash equivalents at end of year	¥17,116	¥23,612	¥20,243	$191,532

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Business Organization and Basis of Presentation

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN distributes the following products by using a variety of channels:

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

On July 11, 2001, NISSIN invested ¥500 million to establish Nissin Servicer Co., Ltd., mainly to acquire and service distressed loans from banks or other financial institution in Japan. On November 25, 2003 and February 9, 2004, Nissin Servicer Co., Ltd. completed sales of additional shares to third parties, diluting its interest from 100% to the current 89.8%.

On April 25, 2003, NISSIN invested ¥10 million ($95 thousand) to establish Nissin Insurance Co., Ltd., a wholly-owned subsidiary, to operate as an agent for major life or non-life insurance companies in Japan.

On September 8, 2003, NISSIN invested ¥29 million ($274 thousand) to establish NIS Real Estate Co., Ltd., a 95% owned subsidiary, to provide real estate related services.

On November 10, 2003, NISSIN invested ¥50 million ($473 thousand) to establish NIS Lease Co., Ltd., a wholly-owned subsidiary, to acquire equipment and related assets for lease. On March 27, 2004, NISSIN additionally invested ¥450 million ($4,258 thousand). NIS Lease Co., Ltd. commenced leasing operations in Japan on February 2004.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

In addition, the change in the Company’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is recognized as earnings.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2004, which was ¥105.69 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

(b) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-four months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:

Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(d) Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2002, the Company used the cost method on all purchased distressed loans. As of March 31, 2003 and 2004, approximately ¥257 million and ¥846 million ($8,005 thousand) in book value of loans was accounted for under the level yield method, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e) Long-lived Assets

Property and equipment are stated at cost and, except for land, are depreciated on a straight-line basis over their estimated useful lives, approximately 22 to 50 years (weighted average life of 49 years) for buildings, 3 to 18 years (weighted average life of 15 years) for building improvements, 3 to 30 years (weighted average life of 14 years) for structures and 2 to 20 years (weighted average life of 5 years) for equipment. Software is amortized straight-line over approximately 5 years.

Leased property and equipment under capital leases as lessee including software is amortized over the period of the lease or the life of the property and equipment, whichever is shorter. Repairs and maintenance are charged to expense when incurred.

Real property acquired upon foreclosure is carried at the lower of cost or fair value less estimated costs to sell. Amounts owned at March 31, 2003 were ¥252 million and are included in other assets on the balance sheets. There was no real property acquired upon foreclosure at March 31, 2004.

The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets under certain circumstances are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less costs to sell. During the years ended March 31, 2002, 2003 and 2004, the Company wrote down investments in rental real property to its fair value, recording approximately ¥4 million, ¥169 million and ¥591 million ($5,592 thousand) in losses for each of the years, respectively. These losses are included in “Losses on sale and impairment of long-lived assets, net” in the consolidated statements of income.

(f) Investment Securities

The Company’s investment securities are classified as “available-for-sale” in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.

Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity. In accordance with SFAS No. 115, an “other than temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be other than temporary. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other than temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic condition, or other reasons.

Non-marketable debt securities are accounted for on an amortized cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic condition, or other reasons.

Realized gains and losses are determined using the weighted average cost method based on the trade date of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(g) Investments in Affiliates

Investments in affiliates are investments in which the Company has a 20 percent to 50 percent interest or otherwise exercises significant influence but not control. These investments are accounted for under the equity method.

(h) Derivative Financial Instruments

The Company accounts for derivatives instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge. For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently in results of operations.

The Company uses both variable and fixed rate debts to finance its operations. The variable rate debt obligations expose the Company to variability in interest payments due to changes in interest rates. The Company continuously monitors changes in interest rate exposures and evaluates hedging opportunities.

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

(1)	specific assets and liabilities on the balance sheet, or

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the Company discontinues hedge accounting prospectively, as discussed below.

The underlying debt instruments being hedged bear interest based on the Long-term Prime Rate in Japan (“LTPR”), while the hedge instruments are based on the Tokyo Inter-bank Offer Rate (“TIBOR”). When the hedge instrument is based on TIBOR, ineffectiveness results from differences in the movements of these interest rates. The Company records the ineffective portion as a component of interest expense in current earnings.

The Company discontinues hedge accounting prospectively when

(1)	it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item;

(2)	the derivative expires or is sold, terminated, or exercised;

(3)	it is no longer probable that the forecasted transaction will occur; or

(4)	management determines that designating the derivative as a hedging instrument is no longer appropriate.

In the event hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

For purposes of the cash flow statement, cash flows from derivative instruments are classified with the cash flows from the hedged item.

(i) Guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for and disclosure of certain guarantees issued. FIN No. 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. The Company recognized reserves for guarantee losses of ¥9 million and ¥108 million ($1,022 thousand) at March 31, 2003 and 2004, respectively.

Additionally, in the normal course of business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies. The adoption of FIN No. 45 did not have a material impact on the result of operations of financial position of the Company (see also Note 13).

(j) Treasury Stock

Treasury stock is recorded at the Company’s cost basis. Pursuant to the Commercial Code of Japan (the “Code”), a company may purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings or paid-in capital.

(k) Advertising Costs

Advertising costs are expensed as incurred, except for costs for advertising requiring upfront payment for a series of advertisements, which are deferred and expensed as the individual communications occur. Advertising expenses recognized for the years ended March 31, 2002, 2003 and 2004 were ¥1,838 million, ¥449 million and ¥218 million ($2,063 thousand), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(l) Income Taxes

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

(m) Net Income Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NISSIN completed a two-for-one stock split on May 21, 2002, May 20, 2003 and May 20, 2004, respectively. All share information disclosed has been retrospectively adjusted to reflect such stock splits.

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

The following table reflects stock-based employee compensation cost for the years ended March 31, 2002, 2003 and 2004. In addition, the following table also reflects on a pro forma basis the Company’s net income and net income per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant under the Company’s stock-based compensation plans, consistent with the provisions of SFAS No. 123. The pro forma compensation expense reflects compensation expense over the vesting period of the grant, which is generally two or three years. The stock-based compensation plan disclosure requirements required by SFAS No. 123 are provided in Note 20 to the Consolidated Financial Statements.

				Thousands of U.S.
	Million of Yen			Dollars
	2002	2003	2004	2004
Net income, as reported	¥4,801	¥5,176	¥6,077	$57,498
Stock amortization included in net income, as reported	—	—	—	—
Deduct: Pro forma stock-based compensation expense determined under fair value method	445	122	121	1,145

Pro forma net income	¥4,356	¥5,054	¥5,956	$56,353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Yen			U.S. Dollars
	2002	2003	2004	2004
Net income per common share:
As reported — basic	¥18.21	¥20.08	¥24.37	$0.23
As reported — assuming dilution	17.43	18.62	22.46	0.21

	Yen			U.S. Dollars
	2002	2003	2004	2004
Net income per common share:
Pro forma — basic	¥16.52	¥19.60	¥23.89	$0.23
Pro forma — assuming dilution	15.83	18.19	22.02	0.21

The fair value of stock options and warrants granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Weighted-average assumptions	2002	2003	2004
Risk-free interest rate	0.5%	0.5%	0.3%
Expected lives	2 years	3 years	3 years
Expected volatility	50%	40%	38%
Dividend yield	1.5%	1.5%	1.7%
Weighted-average fair value of grant per share	¥85.70	¥33.34	¥31.69

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

3. Recently Issued Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract within an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and did not to have a material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of SFAS No. 150 have been deferred indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No.51,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” More specifically, FIN No. 46 explains how to identify variable interest entities (“VIE”) and how to determine whether or not those entities should be consolidated. FIN No. 46 requires the primary beneficiaries of VIEs to consolidate the VIEs if they are subject to a majority of the risk of loss or are entitled to receive a majority of the residual returns. FIN No. 46 also requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make certain disclosures. In December 2003, the FASB issued a revision of FIN No. 46, which superseded the original guidance and revised various aspects of the original guidance, including effective dates. Under the revised guidance, FIN No. 46 remains effective upon its issuance for interests in VIEs acquired after January 31, 2003. For interests in VIEs acquired before February 1, 2003, the revised FIN No. 46 effective date was delayed to March 31, 2004, with the exception of special-purpose entities, for which the effective date was December 31, 2003. The provisions of FIN No. 46 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. SOP 03-3 is effective for loan acquired in fiscal years beginning after December 15, 2004. The Company is currently assessing the impact of this statement on the Company’s results of operations and financial position but does not expect the adoption of this statement to have a significant impact.

At its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on disclosure guidance previously discussed under EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure requirements during the fiscal year ended March 31, 2004.

At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 is not expected to have a material effect on the Company’s results of operations or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Loans Receivable and Allowance for Loan Losses

The following is a summary of loans outstanding as of March 31, 2003 and 2004:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Small business owner loans	¥53,915	¥57,168	$ 540,903
Wide loans	63,993	57,460	543,665
Business Timely loans	17,303	18,659	176,545
Consumer loans	40,938	35,604	336,872
Secured and other loans	1,623	10,576	100,066

Total loans outstanding	177,772	179,467	1,698,051
Allowance for loan losses	(11,827)	(13,528)	(127,997)
Deferred origination costs	1,032	951	8,998

Balance at end of year	¥166,977	¥166,890	$1,579,052

A summary of changes in the allowance for loan losses is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004
Balance at beginning of year	¥7,482	¥ 8,831	¥11,827	$ 111,903
Provision for loan losses	7,433	12,545	12,824	121,336
Charge-offs, net of recoveries	(6,084)	(9,549)	(11,123)	(105,242)

Balance at end of year	¥8,831	¥11,827	¥13,528	$ 127,997

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of the allowance for loan losses as of March 31, 2003 and 2004 are as follows:

	Millions of Yen
	2003
	Small Business		Business	Consumer	Secured and
	Owner Loans	Wide Loans	Timely Loans	Loans	Other Loans	Total
Historical Loss Components
- Current
Current	¥48,691	¥57,771	¥16,959	¥39,883	¥1,403	¥164,707
Restructured	4,204	5,231	344	1,055	96	10,930

Loans outstanding	52,895	63,002	17,303	40,938	1,499	175,637
Allowance	1,751	2,142	1,703	4,315	52	9,963
- 67 to 96 days
Loans outstanding	182	153	—	—	—	335
Allowance	127	107	—	—	—	234
- 97 to 120 days
Loans outstanding	109	63	—	—	—	172
Allowance	109	63	—	—	—	172
- Over 120 days
Loans outstanding	374	268	—	—	64	706
Allowance	374	268	—	—	64	706

Loans outstanding	53,560	63,486	17,303	40,938	1,563	176,850
Allowance	2,361	2,580	1,703	4,315	116	11,075
Other Components:
- Bankrupt loans
Loans outstanding	228	378	—	—	13	619
Allowance	223	365	—	—	12	600
- Loans under legal process
Loans outstanding	127	129	—	—	47	303
Allowance	64	64	—	—	24	152

Loans outstanding	355	507	—	—	60	922
Allowance	287	429	—	—	36	752

Total loans outstanding	¥53,915	¥63,993	¥17,303	¥40,938	¥1,623	¥177,772
Total allowance	2,648	3,009	1,703	4,315	152	11,827

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Millions of Yen
	2004
	Small Business		Business	Consumer	Secured and
	Owner Loans	Wide Loans	Timely Loans	Loans	Other Loans	Total
Historical Loss Components
- Current
Current	¥49,602	¥49,082	¥18,143	¥34,422	¥10,365	¥161,614
Restructured	5,768	6,852	516	1,182	101	14,419

Loans outstanding	55,370	55,934	18,659	35,604	10,466	176,033
Allowance	2,087	2,325	1,962	3,868	257	10,499
- 67 to 96 days
Loans outstanding	210	137	—	—	10	357
Allowance	147	96	—	—	7	250
- 97 to 120 days
Loans outstanding	134	87	—	—	—	221
Allowance	134	87	—	—	—	221
- Over 120 days
Loans outstanding	736	523	—	—	79	1,338
Allowance	736	523	—	—	79	1,338

Loans outstanding	56,450	56,681	18,659	35,604	10,555	177,949
Allowance	3,104	3,031	1,962	3,868	343	12,308
Other Components:
- Bankrupt loans
Loans outstanding	464	519	—	—	18	1,001
Allowance	446	501	—	—	16	963
- Loans under legal process
Loans outstanding	254	260	—	—	3	517
Allowance	127	129	—	—	1	257

Loans outstanding	718	779	—	—	21	1,518
Allowance	573	630	—	—	17	1,220

Total loans outstanding	¥57,168	¥57,460	¥18,659	¥35,604	¥10,576	¥179,467
Total allowance	3,677	3,661	1,962	3,868	360	13,528

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	2004
	Small Business		Business	Consumer	Secured and
	Owner Loans	Wide Loans	Timely Loans	Loans	Other Loans	Total
Historical Loss Components:
- Current
Current	$469,316	$464,396	$171,662	$325,688	$98,070	$1,529,132
Restructured	54,575	64,831	4,883	11,184	956	136,429

Loans outstanding	523,891	529,227	176,545	336,872	99,026	1,665,561
Allowance	19,746	21,998	18,564	36,598	2,432	99,338
- 67 to 96 days
Loans outstanding	1,987	1,296	—	—	95	3,378
Allowance	1,391	908	—	—	66	2,365
- 97 to 120 days
Loans outstanding	1,268	823	—	—	—	2,091
Allowance	1,268	823	—	—	—	2,091
- Over 120 days
Loans outstanding	6,964	4,948	—	—	747	12,659
Allowance	6,964	4,948	—	—	747	12,659

Loans outstanding	534,110	536,294	176,545	336,872	99,868	1,683,689
Allowance	29,369	28,677	18,564	36,598	3,245	116,453

Other Components:
- Bankrupt loans
Loans outstanding	4,390	4,911	—	—	170	9,471
Allowance	4,220	4,740	—	—	151	9,111
- Loans under legal process
Loans outstanding	2,403	2,460	—	—	28	4,891
Allowance	1,202	1,221	—	—	10	2,433

Loans outstanding	6,793	7,371	—	—	198	14,362
Allowance	5,422	5,961	—	—	161	11,544

Total loans outstanding	$540,903	$543,665	$176,545	$336,872	$100,066	$1,698,051
Total allowance	34,791	34,638	18,564	36,598	3,406	127,997

The Company’s allowance for loan losses is the sum of specific reserves under SFAS No.114, “Accounting by Creditors for Impairment of a Loan”, and a general reserve of groups of loans with similar risk characteristics under SFAS No. 5, “Accounting for Contingencies”. The components used in determining the allowance level include:

(1)	a component estimated based on historical loss by payment status,

(2)	components based on legal status including bankruptcy or death, and

(3)	other components based on loan attributes.

Historical loss experience is adjusted for observable data on bankruptcies and unemployment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Purchased Loans Receivable

Nissin Servicer Co., Ltd. was incorporated on July 11, 2001, and started its business on October 25, 2001. Nissin Servicer mainly purchases distressed loans from financial institutions and services these loans. Nissin Servicer’s intention is to renegotiate the terms of the loan with the borrower, carry and service the loan through maturity. These loans are normally collateralized or carry personal guarantees. A summary of change in purchased loans receivable during the years ended March 31, 2002, 2003 and 2004 is as follows:

2002:

	Millions of Yen
			Collections
	Contract	Purchased				Increase in	Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value
Purchased loans	¥84,079	¥403	¥23	¥10	¥—	¥—	¥380

2003:

	Millions of Yen
			Collections
	Contract	Purchased				Increase in	Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value
Purchased loans	¥411,966	¥5,234	¥2,145	¥712	¥12	¥131	¥2,946

2004:

	Millions of Yen
			Collections
	Contract	Purchased				Increase in	Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value
Purchased loans	¥856,939	¥7,448	¥2,469	¥2,069	¥51	¥586	¥4,342

	Thousands of U.S. Dollars
			Collections
	Contract	Purchased				Increase in	Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value
Purchased loans	$8,108,042	$70,471	$23,361	$19,576	$483	$5,545	$41,082

6.	Investment Securities

The Company’s investment securities as of March 31, 2003 and 2004 are classified as “available-for-sale” in accordance with SFAS No.115, and consist of marketable and non-marketable securities. During the years ended March 31, 2002, 2003 and 2004, the proceeds from sales of available-for-sale securities were ¥760 million, ¥1,057 million and ¥2,173 million ($20,560 thousand), respectively. On those sales, gross realized gains computed on the average cost basis were ¥33 million, ¥114 million and ¥645 million ($6,103 thousand) and gross realized losses were ¥40 million, ¥82 million and ¥46 million ($436 thousand), respectively.

The aggregate cost and fair value of marketable securities as of March 31, 2003 and 2004 is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2003:

Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Equity securities	¥1,388	¥133	¥14	¥1,507

2004:

	Millions of Yen				Thousands of U.S. Dollars
		Gross	Gross			Gross	Gross
		Unrealized	Unrealized			Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
Equity securities	¥2,621	¥5,662	¥—	¥8,283	$24,799	$53,572	$—	$78,371

As of March 31, 2004, amount of gross unrealized losses from equity securities that were in a sustained unrealized loss position for 12 months or more was ¥200 thousand ($2 thousand).

The aggregate cost of non-marketable securities which approximates fair value as of March 31, 2003 and 2004 is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Equity securities	¥720	¥367	$3,472
Investment funds	—	500	4,731
Debt securities	7	24	227

Total non-marketable securities	¥727	¥891	$8,430

Included above, as of March 31, 2004, the Company held three non-marketable debt securities with maturity ranging from October 2005 to December 2006.

Management believes that there was a permanent impairment in value of the marketable securities and non-marketable securities on March 31, 2002, 2003 and 2004 of approximately ¥599 million, ¥1,005 million and ¥867 million ($8,203 thousand), respectively.

7.	Investment in Affiliates

As of March 31, 2003 and 2004, the aggregate net assets of affiliates owned by NISSIN are approximately ¥742 million and ¥496 million ($4,693 thousand), respectively. The significant changes in investment in affiliates for the years ended March 31, 2003 and 2004 are as follows:

2003:

On May 27, 2002, NISSIN made an additional investment of ¥410 million to BB Net Corp. and owned 20.6% interest with total investment of ¥513 million. BB Net Corp., a Japanese corporation listed on Hercules Market (a market focused on high-growth and emerging stocks) of the Osaka Securities Exchange, provides raw materials and other support services for small business owners.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On October 18, 2002, NISSIN invested ¥125 million for a 25% interest or 250,000 shares of Shinsei Business Finance Co., Ltd., a private Japanese corporation launched on November 1, 2002 for the purpose of providing loans to small corporations.

On July 22, 2002, NISSIN entered into an equity exchange agreement with i-cf, Inc. under which Webcashing.com Co., Ltd., a wholly-owned subsidiary of NISSIN, was sold to i-cf, Inc. in exchange for a 17.7% interest or 2,476 shares of i-cf, Inc. The sale was completed on November 1, 2002. Webcashing.com Co., Ltd. is a Japanese corporation providing Internet-related financial advertisement services. i-cf, Inc. is a Japanese corporation providing Internet-related services and is listed on the Mothers Market (a market focused on high-growth and emerging stocks) of the Tokyo Stock Exchange. Since Webcashing.com Co., Ltd., which became a significant subsidiary wholly-owned by i-cf, Inc., had significant revenue from NISSIN, NISSIN believes that it had an ability to exercise significant influence over i-cf, Inc resulting in i-cf, Inc. becoming an affiliate.

2004:

On July 15, 2003, BB Net Corp. sold additional shares to third parties. As a result, NISSIN’s equity interest in BB Net Corp. fell below 20%, and since NISSIN believes that it no longer had the ability to exercise significant influence over BB Net Corp., NISSIN accounts for its investment under the cost method.

On December 15, 2003, i-cf, Inc. entered into an equity exchange agreement with livedoor Co., Ltd. whereby Webcashing.com Co., Ltd. was sold to livedoor Co., Ltd. Subsequently, on March 12, 2004, NISSIN sold its entire equity interest in i-cf, Inc. to unrelated third parties.

On March 31, 2004, NISSIN reacquired 2,280 shares or 38% of Webcashing.com Co., Ltd., which was a wholly-owned subsidiary of livedoor Co., Ltd., for ¥323 million ($3,056 thousand). As a result, NISSIN accounts for its investment in Webcashing.com Co., Ltd. under the equity method.

8.	Valuation of Goodwill

During the year ended March 31, 2003, the Company determined that goodwill associated with Ascot Co., Ltd., a 25% owned equity-method investment, BB Net Corp., a 20.6% owned equity-method investment, and Swan Credit Co., Ltd., a 20% owned equity-method investment, was impaired based on recent operating results and activity of those companies. Accordingly, the Company wrote off the balance of ¥179 million, ¥282 million and ¥4 million, respectively.

In addition, the Company determined that goodwill associated with i-cf, Inc., a 17.7% owned equity-method investment, was impaired based on the significant stock price decrease and expected reduction of future operating activity of i-cf, Inc. Accordingly, the Company wrote off the balance of goodwill totaling ¥218 million.

As of March 31, 2003, the Company had no remaining goodwill.

As of March 31, 2004, goodwill totaled ¥201 million ($1,902 thousand) and was the result of the Company’s investment in Webcashing.com Co., Ltd., which is a 38% owned equity-method investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Short-Term and Long-Term Borrowings

Short-term borrowing as of March 31, 2003 and 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Bank loans	¥3,200	¥2,100	$19,869
Commercial paper	2,400	3,200	30,277
Rediscounted notes	—	263	2,489

Total short-term borrowings	¥5,600	¥5,563	$52,635

Interest rates on bank loans as of March 31, 2003 and 2004 are fixed under contract ranging from 1.998% to 2.500% and from 1.971% to 2.250%, with weighted average interest rate of these bank loans being 2.039% and 1.985%, respectively. Interest rates on commercial paper as of March 31, 2003 and 2004 range from 1.100% to 1.330% and from 0.300% to 1.000%, with weighted average interest rates of these commercial paper being 1.227% and 0.784%, respectively. Interest rates on all rediscounted notes as of March 31, 2004 are 2.370%. All short-term borrowings have terms ranging from 2 months to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-term borrowing as of March 31, 2003 and 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
3.00% unsecured bonds, due April 20, 2004	¥10,000	¥10,000	$94,616
3.32% unsecured bonds, due April 11, 2003	5,000	—	—
2.45% unsecured bonds, due March 28, 2005	10,000	10,000	94,616
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	1,500	14,192
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	47,308
1.90% unsecured bonds, due July 31, 2006	—	500	4,731
0.75% unsecured bonds, due September 19, 2008	—	270	2,556
0.64% unsecured bonds, due March 26, 2007	—	500	4,731
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	10,000	94,616

Total bonds	41,500	37,770	357,366

Loans from banks and other financial institutions

Secured:
Due 2003 to 2009 with fixed interest rates ranging from 1.800% to 5.200% per annum, weighted average actual rate is 2.459%	20,743	—	—
Due 2004 to 2009 with fixed interest rates ranging from 1.700% to 5.200% per annum, weighted average actual rate is 2.291%	—	18,761	177,510
Due 2003 to 2007 with floating interest rates principally based on Long-term Prime Rate (LTPR) plus 0.000% to 2.750% per annum, weighted average actual rate is 2.328%	30,920	—	—
Due 2004 to 2008 with floating interest rates principally based on LTPR plus 0.200% to 1.725% per annum, weighted average actual rate is 1.892%	—	21,166	200,265

Unsecured:
Due 2003 to 2006 with fixed interest rates ranging from 1.650% to 2.850% per annum, weighted average actual rate is 2.527%	22,053	—	—
Due 2004 to 2007 with fixed interest rates ranging from 2.050% to 2.850% per annum, weighted average actual rate is 2.357%	—	31,985	302,630
Due 2004 to 2006 with floating interest rates based on LTPR plus 0.500% to 1.575% per annum, weighted average actual rate is 2.395%	33,379	—	—
Due 2004 to 2007 with floating interest rates based on LTPR plus 0.400% to 1.500% per annum, weighted average actual rate is 2.365%	—	32,895	311,240

Total loans from banks and other financial institutions	107,095	104,807	991,645

Total long-term borrowings	¥148,595	¥142,577	$1,349,011

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion of 2.3% unsecured bonds with detachable warrants to purchase 5,194 thousand shares of common stock at an exercise price of ¥288.80 ($2.73) per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 per ¥1,000,000, of which

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

¥88,000 was attributable to the fair value of warrants. The exercise period of the warrant was from July 2, 2001 through April 19, 2004. The bond matured on April 20, 2004.

(B)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥392.50 ($3.71) per share of common stock.

As of March 31, 2003 and 2004, the weighted average rates of loans from banks and other financial institutions were 2.415% and 2.254%, respectively.

During the years ended March 31, 2003 and 2004, NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2003 and 2004, entrusted loans outstanding included in loans receivable are ¥4,573 million and ¥9,594 million ($90,775 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥3,574 million and ¥6,466 million ($61,179 thousand), respectively.

In addition, NISSIN is required to deposit certain amounts with banks as restricted cash for the purpose of settlement of account. As of March 31, 2003 and 2004, deposits of restricted cash in banks related to above borrowings are ¥223 million and ¥426 million ($4,031 thousand), respectively.

The aggregate future annual maturities of bonds, long-term loans from banks and other financial institutions as of March 31, 2004 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31:
2005	¥75,273	$712,206
2006	43,732	413,776
2007	20,516	194,115
2008	2,932	27,742
2009 and thereafter	124	1,172

Total long-term borrowings:	¥142,577	$1,349,011

Under some of its borrowing arrangements, the Company has pledged certain assets as collateral. The bank may obtain this collateral in the event of financial default. Financial default includes missed or delinquent payments as provided for in the loan agreements. The following assets were pledged for short and long-term borrowings as collateral, as of March 31, 2004.

		Thousands of
	Millions of Yen	U.S. Dollars
Deposits of restricted cash in bank	¥9	$85
Loans receivable	28,295	267,717
Purchased loans	679	6,424
Long-lived assets	703	6,652
Insurance policies	10	95

Total assets pledged as collateral	¥29,696	$280,973

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Lease Obligations

The Company leases office space under operating lease agreements. These agreements are all cancelable by the Company with six month’s advance notice. Total rent under operating lease agreements was approximately ¥878 million, ¥881 million and ¥896 million ($8,478 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

The minimum rental assuming no cancellation on operating lease payments that have initial lease terms in excess of one year as of March 31, 2004 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31:
2005	¥829	$7,844
2006	404	3,823
2007	9	85
2008	9	85

Total minimum future rentals	¥1,251	$11,837

The Company leases certain equipment, software and vehicles under capital leases.

Acquisition costs and accumulated amortization of leased assets as of March 31, 2003 and 2004 are as follows:

			Thousand of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Acquisition costs	¥3,374	¥3,640	$34,440
Accumulated amortization	(1,487)	(1,608)	(15,214)

Net leased property	¥1,887	¥2,032	$19,226

Future minimum lease payments for the above assets under capital leases as of March 31, 2004 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31:
2005	¥ 727	$6,879
2006	613	5,800
2007	497	4,702
2008	199	1,883
2009 and thereafter	90	851

Total minimum lease payments	2,126	20,115
Less: Amount representing interest	(68)	(643)

Present value of minimum lease payments	2,058	19,472
Less: Current portion	(694)	(6,566)

Long-term capital lease obligations	¥1,364	$12,906

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Retirement Plans — Employee, Director and Statutory Auditor

The employee severance plan, and director and statutory auditor retirement plan were terminated as follows:

Directors and Statutory Auditors: This retirement plan was terminated effective April 1, 1999 and the retirement liability as of March 31, 1999 will be paid at the time of retirement from the Company. Accrued retirement benefits are unpaid retirement benefits for directors and statutory auditors only at March 31, 2003 and 2004.

Employees: The Company announced the termination in November 2001 and was effective March 31, 2002. All liabilities were paid on April 25, 2002.

The status of benefit obligations and plan assets as of March 31, 2003 and 2004 are as follows:

Change in benefit obligation

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Benefit obligation at beginning of year	¥582	¥336	$3,179
Service cost	—	—	—
Interest cost	—	—	—
Actuarial loss	—	—	—
Benefit paid	(246)	(2)	(19)

Benefit obligation at end of year	¥336	¥334	$3,160

Total recognized liabilities in the balance sheets

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Employees	¥—	¥—	$—
Directors and statutory auditors	336	334	3,160

Obligations in excess of plan assets	¥336	¥334	$3,160

In addition, the Company participates in the mandatory fully-funded contributory funded plan under the Japanese Welfare Pension Insurance Law. Under this plan, contributions are made by both the Company and its employees. Amounts paid by the Company under this plan totaled ¥308 million, ¥331 million and ¥310 million ($2,933 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Derivative Financial Instruments and Risk Management

In order to reduce its exposure to fluctuations in interest rates on variable rate borrowings, the Company utilizes derivative financial instruments such as interest rate swap and interest rate cap contracts. The counter-parties to these instruments are major international financial institutions with favorable credit ratings, thereby reducing credit risk exposure for non-performance.

As of March 31, 2003, the Company does not have any outstanding derivative contracts.

Derivative financial instruments outstanding as of March 31, 2004 are as follows:

Interest rate swap:

	Millions of Yen	Interest Rate			Millions of Yen
Number of	Notional			Ultimate	Fair	Deferred
Agreements	Principal	Pay	Receive	Maturity	Value	Amount
1	¥483	Fixed at 2.190%	TIBOR+1.250%	August 2006	¥(5)	¥(5)

Thousands of
	U.S. Dollars	Interest Rate			Thousands of U.S. Dollars
Number of	Notional			Ultimate	Fair	Deferred
Agreements	Principal	Pay	Receive	Maturity	Value	Amount
1	$4,570	Fixed at 2.190%	TIBOR+1.250%	August 2006	$(47)	$(47)

Applicable interest rate as of March 31, 2004 is as follow:

¥TIBOR (TIBOR Yen Rate for 3 Months)	0.080%

The notional amounts above are the underlying principal amounts used in determining the interest swapped over the period of the swap agreements and, therefore, are not measures of the Company’s exposure to loss through its use of derivatives. The fair value is estimated based on quotes from market makers of these instruments and represents the estimated amounts that the Company would expect to receive and pay if the Company terminated the agreements as of March 31, 2004.

13.	Commitment and Contingencies

Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s unfunded credit lines at March 31, 2003 and 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Business Timely loans:
Unfunded credit lines with loans outstanding	¥2,967	¥3,204	$30,315
Unfunded credit lines without loans outstanding	14,066	19,073	180,462
Consumer loans:
Unfunded credit lines with loans outstanding	4,254	3,738	35,368
Unfunded credit lines without loans outstanding	14,640	15,169	143,524
Other:
Unfunded credit lines with loans outstanding	—	35	330
Unfunded credit lines without loans outstanding	—	382	3,614

Total unfunded credit lines	¥35,927	¥41,601	$393,613

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the years ended March 31, 2002, 2003 and 2004, approximately ¥28 million, ¥72 million and ¥134 million ($1,268 thousand) of interest income were refunded to borrowers, respectively.

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are not required to have a guarantor or to provide collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and is designed for small or middle size corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or middle size corporations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company maintains reserves for all estimated guarantee losses in its other liabilities.

As of March 31, 2003 and 2004, NISSIN guaranteed borrowings and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Guaranteed borrowings	¥1,504	¥3,616	$34,213
Reserve for guarantee losses	9	108	1,022

During the years ended March 31, 2003 and 2004, NISSIN paid the related administration expenses and other, as discussed above, and received guarantee fees as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Guarantee fees received	¥93	¥368	$3,482
Administration expenses and other paid	(58)	(147)	(1,391)

Net guarantee fees received	¥35	¥221	$2,091

During the years ended March 31, 2003 and 2004, as a result of contractual commitments, NISSIN paid ¥3 million and ¥89 million ($842 thousand) as a guarantor for the borrowings.

In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee. As of March 31, 2004, NIS Lease Co., Ltd. was liable as a guarantor for accounts receivable of ¥3 million ($28 thousand).

Other than the above, as of March 31, 2004, NISSIN was liable as a guarantor for bank loans of ¥1,200 million ($11,354 thousand) borrowed by Shinsei Business Finance Co., Ltd. and, during the year ended March 31, 2004, NISSIN received guarantee fees of ¥6 million ($57 thousand) from Shinsei Business Finance Co., Ltd., which is equivalent to an annual interest rate of 1.5% and was included in rents, dividends and other.

14.	Shareholders’ Equity

Under the Code, at least one-half of the issue price of a new share is required to be designated as common stock, and proceeds in excess of the amount designated as common stock are to be credited to additional paid-in capital. The portion to be designated as common stock is determined by resolution of the Board of Directors in advance of the issue. Additional paid-in capital is not available for dividends but may be used to reduce a deficit or transferred to common stock or retire treasury stock by resolution of the Board of Directors.

The amended Code also provides that an amount equal to at least 10% of certain cash disbursements with respect to each fiscal year be appropriated to a legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of paid-in capital. The legal reserve may be used to reduce a deficit or transferred to stated capital or retire treasury stock through suitable shareholder and director action but is not available for dividend payment. As of March 31, 2003 and 2004, legal reserves included in retained earnings were ¥401 million ($3,794 thousand).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The maximum amount that the Company can distribute as dividends is calculated based on the unconsolidated retained earnings excluding legal reserves of the Company in accordance with the Code.

On June 24, 2003, at the Annual Shareholders’ Meeting, the shareholders authorized an increase in authorized shares from 240 million shares to 480 million shares.

On February 5, 2004, the Board of the Directors approved a two-for-one split of the common stock for shareholders of record as of March 31, 2004. The stock split was effective May 20, 2004. As a result of the split, the number of outstanding shares of common stock increased by 134,726,192. All share and per share amounts in these financial statements have been retrospectively adjusted to reflect post-split amounts.

15.	Issuance of Stock by Subsidiaries

On November 25, 2003 and February 9, 2004, Nissin Servicer Co., Ltd., a previously wholly-owned subsidiary of NISSIN, completed a sale of additional shares to third parties. The number of stock newly issued was 100 shares and 1,030 shares, and the price per share was ¥90 thousand ($851.55) and ¥500 thousand ($4,730.82), respectively. As a result, Nissin Servicer Co., Ltd. became an 89.8% subsidiary of NISSIN. Gain on change of interest in a subsidiary of ¥368 million ($3,482 thousand) was included in gain on sales of subsidiaries and affiliates.

16.	Sale of Subsidiaries

As discussed in Note 7, NISSIN sold its interest in Webcashing.com Co., Ltd. through an equity exchange agreement with i-cf, Inc. The sale was completed on November 1, 2002 resulting in the receipt of stock valued at ¥545 million and a gain of ¥334 million.

On March 11, 2003, NISSIN sold a portion of its shares of Future Create Inc., a previously 51.2% owned subsidiary of NISSIN, for ¥105 million and recognized a loss of ¥10 million. As a result, NISSIN owns only 17.1% of Future Create Inc. and since NISSIN believes that it no longer has the ability to exercise significant influence over Future Create Inc., NISSIN accounts for its investment under the cost method.

On March 18, 2004, NISSIN sold a portion of its shares of Big Apple Co., Ltd., a previously wholly-owned subsidiary of NISSIN, for ¥117 million ($1,107 thousand) and recognized a gain of ¥82 million ($776 thousand). As a result, NISSIN owns only 10% of Big Apple Co., Ltd. and accounts for its investment under the cost method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Related Party Transactions

The Company receives insurance agency services from an entity 100% owned by NISSIN’s chairman and his relatives. Further the Company leases office space to the same entity.

These transactions for the years ended March 31, 2002, 2003 and 2004 are summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004
Insurance paid to related party	¥13	¥45	¥1	$9
Rent income from related party	2	1	1	9

Additionally, since Nissin Insurance Co, Ltd., a wholly owned subsidiary, was established on April 20, 2003, the Company has ceased all insurance transactions with the entity above, and the Company will does not intend to engage in any insurance transaction with the above entity in the future.

The Company leases office and parking space to another entity 93.3% owned by NISSIN’s president and his relatives. Total rent received was ¥6 million, ¥4 million and ¥2 million ($19 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

On March 31, 2003, the Company received an advance of ¥9 million from a relative of NISSIN’s chairman and president in connection with his purchase of real estate property from the Company which was executed on April 28, 2003 for ¥86 million ($814 thousand).

On March 18, 2004, the Company received ¥117 million ($1,107 thousand) from a relative of NISSIN’s chairman and president in connection with this relative’s purchase of a 90% equity interest in Big Apple Co., Ltd., a subsidiary of the Company.

During the years ended March 31, 2002, 2003 and 2004, the Company paid commissions on business introductions of ¥21 million, ¥33 million and ¥35 million ($331 thousand), respectively, to Ascot Co., Ltd., a 25% owned affiliate.

During the years ended March 31, 2003 and 2004, the Company’s transactions with Shinsei Business Finance Co., Ltd., a 25% owned affiliate, are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Commissions paid	¥1	¥11	$104
Commissions received	—	16	151
Loan guarantee fees received	4	90	852
Bank loan guarantee fees received	—	6	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As discussed in Note 7 and 16, Webcashing.com Co., Ltd. was a significant wholly-owned subsidiary of i-cf, Inc., a 17.7% owned affiliate as of March 31, 2003, and is a 38% owned affiliate as of March 31, 2004. During the years ended March 31, 2003 and 2004, the transactions with Webcashing.com Co., Ltd. are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004
Commissions paid	¥379	¥291	$2,753
Other fees paid	45	10	95
Proceeds from sale of equipment and software	—	22	208

18.	Income Taxes

The components of income tax expense for the years ended March 31, 2002, 2003 and 2004 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004
Current:
National	¥2,595	¥3,286	¥3,353	$31,725
Local	1,436	1,804	1,862	17,617

	4,031	5,090	5,215	49,342

Deferred:
National	(148)	(753)	(407)	(3,851)
Local	(82)	(413)	(226)	(2,138)

	(230)	(1,166)	(633)	(5,989)

Income taxes	¥3,801	¥3,924	¥4,582	$43,353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The significant components of deferred tax assets as of March 31, 2003 and 2004 are as follows:

			Thousands of U.S.
	Millions of Yen		Dollars
	2003	2004	2004
Deferred tax assets:
Loans receivable charge-offs	¥70	¥44	$416
Allowance for loan losses	1,728	2,024	19,150
Accrued local taxes	261	238	2,252
Accrued retirement benefits	135	134	1,268
Accrued salary expenses	148	391	3,699
Impairment of long-lived assets	164	241	2,280
Investment securities — difference in basis	206	—	—
Other	117	149	1,411

Total deferred tax assets	2,829	3,221	30,476

Deferred tax liabilities:
Investment securities — difference in basis	—	2,104	19,907
Bond issuance costs	169	121	1,145
Loan origination costs	417	384	3,634
Accumulated depreciation	59	33	312

Total deferred tax liabilities	645	2,642	24,998

Deferred tax assets, net	¥2,184	¥579	$5,478

The Company believes that it will fully realize its total deferred tax assets as of March 31, 2004 based on the Company’s history of taxable income.

The Company is subject to national and local income taxes, which in the aggregate result in a statutory tax rate of 41.8% for the years ended 2002, 2003 and 2004. Due to the change in Japanese tax regulations enacted on March 24, 2003, the statutory tax rate was reduced from 41.8% to 40.4% effective from the fiscal year beginning on April 1, 2004. The respective newly enacted rate was used in calculating the future expected tax effects of temporary differences as of March 31, 2003 and 2004. The effect of the change in the tax rate on deferred income tax assets and liabilities as of March 31, 2003 was insignificant.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate for the years ended March 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Statutory tax rate	41.8%	41.8%	41.8%
Increase (reduction) in taxes resulting from:
Expenses not deductible for tax purpose	0.9	0.6	0.4
Per capita levy	0.8	0.7	0.6
Effect of tax rate change	—	(0.2)	—
Other	0.7	0.2	0.2

Effective income tax rate	44.2%	43.1%	43.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Reconciliation of the Differences Between Basic and Diluted Net Income Per Share

Basic and diluted EPS as well as the number of shares in the following table have been adjusted to reflect the two-for-one stock splits that were completed on May 20, 2003 and May 20, 2004. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2002, 2003 and 2004 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004
Net income	¥4,801	¥5,176	¥6,077	$57,498
After-tax equivalent of interest expense on 1.7% convertible bond	58	99	101	956

Income for purpose of computing diluted net income per share	¥4,859	¥5,275	¥6,178	$58,454

	Thousands of Shares
	2002	2003	2004
Weighted-average shares — basic	263,736	257,840	249,360
Effect of dilutive securities:
Warrants and options	276	—	244
Convertible bond	14,860	25,476	25,478

Weighted-average shares for diluted EPS computation	278,872	283,316	275,082

	Yen			U.S. Dollars
	2002	2003	2004	2004
Basic EPS	¥18.21	¥20.08	¥24.37	$0.23
Diluted EPS	17.43	18.62	22.46	0.21

20.	Stock-based Compensation

NISSIN has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant Plan:

Under NISSIN’s incentive warrant plans, on April 23, 1999, NISSIN issued unsecured bonds with detachable warrants. These warrants were immediately repurchased at their fair market value and granted as compensation to directors and selected employees in NISSIN. The warrants were convertible into approximately 5,936 thousand shares of common stock at an exercise price of ¥165.00 per share. The exercise period of the warrants was from June 1, 1999 through April 20, 2001. The warrants were immediately exercisable at the time of grant, but expire at the time of termination of employment with NISSIN.

Under NISSIN’s incentive warrant plans, on April 20, 2001, NISSIN issued unsecured bonds with detachable warrants. These warrants were immediately repurchased at their fair market value and granted as compensation to directors and selected employees in NISSIN. The warrants were convertible into approximately 5,194 thousand shares of common stock at an exercise price of ¥288.80 ($2.73) per share. The exercise period of the warrant was from July 2, 2001 through April 19, 2004. The warrants were immediately exercisable at the time of grant, but expire at the time of termination of employment with NISSIN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Option Plan:

Following approval of the shareholders at NISSIN’s annual meeting on June 27, 2000, NISSIN granted share subscription rights to directors and selected employees on July 11, 2000. Under this stock option plan, options to purchase common stock of 4,140 thousand shares were granted at the exercise price of ¥259.00 per share, which was priced at 110% of the closing price of the day before the approval of grant, and were exercisable from November 1, 2000 and expire on the earlier of October 31, 2002 or termination of employment with NISSIN.

Following approval of the shareholders at NISSIN’s annual meeting on June 22, 2002, NISSIN granted share subscription rights to directors, statutory auditors, employees, corporate advisors and temporary staff with tenure of over one year on September 10, 2002. Under this stock option plan, options to purchase common stock of 5,980 thousand shares were granted at the exercise price of ¥249.00 ($2.36) per share, which was priced at 110% of the closing price of the day before the approval of grant, are exercisable from October 1, 2002 and expire on the September 30, 2005 or termination of employment with NISSIN.

Following approval of the shareholders at NISSIN’s annual meeting on June 24, 2003, NISSIN granted share subscription rights to directors, statutory auditors, corporate advisors and employees, including employees dispatched to other companies, and wholly-owned subsidiary’s directors, statutory auditors and employees on July 16, 2003. Under this stock option plan, options to purchase common stock of 2,700 thousand shares were granted at the exercise price of ¥266.00 ($2.52) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from August 1, 2003 and expire on the July 31, 2006 or termination of employment with NISSIN.

Under APB 25, NISSIN recognized no compensation expense related to these grants as no options were granted at a price below the market price on the day of grant. The options automatically vest upon exercise.

A summary of NISSIN’s options and warrants as of March 31, 2002, 2003 and 2004, changes during the years is as follows:

			Weighted-average Exercise
	Number of Shares	Weighted-average Remaining Life	Price Per Shares
	(Thousands)	(Years)	Yen	U.S. Dollars
Outstanding at March 31, 2001	3,992	1.6	¥258	$2.44
Granted	5,196	2.1	289	2.73
Exercised	(3,424)	—	259	2.45
Expired or forfeited	(512)	—	264	2.50

Outstanding at March 31, 2002	5,252	2.0	287	2.72
Granted	5,980	3.1	249	2.36
Exercised	(80)	—	249	2.36
Expired or forfeited	(1,046)	—	261	2.47

Outstanding at March 31, 2003	10,106	1.8	268	2.54
Granted	2,700	3.1	266	2.52
Exercised	(5,545)	—	280	2.65
Expired or forfeited	(1,133)	—	260	2.46

Outstanding at March 31, 2004	6,128	1.8	¥257	$2.43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Cumulative Other Comprehensive Income

Cumulative other comprehensive income and related tax effects for the years ended March 31, 2002, 2003 and 2004, is as follows:

	Millions of Yen
	Other Comprehensive	Income Tax	Cumulative Other
	Income before	Expense	Comprehensive
	Income Tax	(Benefit)	Income
March 31, 2001	¥ 508	¥ (212)	¥ 296
Unrealized gains on investment securities:
Unrealized holding gain or losses during the period	(842)	352	(490)
Reclassification adjustment for realized gain or losses included in net income	606	(253)	353
Unrealized losses on derivative instruments:
Unrealized holding losses arising during the period	(97)	40	(57)
Reclassification adjustment for realized losses included in net income	19	(8)	11

March 31, 2002	194	(81)	113
Unrealized gains on investment securities:
Unrealized holding gain or losses during the period	(1,127)	459	(668)
Reclassification adjustment for realized gain or losses included in net income	973	(393)	580
Unrealized losses on derivative instruments:
Unrealized holding losses arising during the period	—	—	—
Reclassification adjustment for realized losses included in net income	78	(33)	45

March 31, 2003	118	(48)	70
Unrealized gains on investment securities:
Unrealized holding gain or losses during the period	5,276	(2,132)	3,144
Reclassification adjustment for realized gain or losses included in net income	268	(108)	160
Unrealized losses on derivative instruments:
Unrealized holding losses arising during the period	(5)	2	(3)
Reclassification adjustment for realized losses included in net income	—	—	—

March 31, 2004	¥5,657	¥(2,286)	¥3,371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	Other Comprehensive	Income Tax	Cumulative Other
	Income before	Expense	Comprehensive
	Income Tax	(Benefit)	Income
March 31, 2003	$1,116	$(454)	$662
Unrealized gains on investment securities:
Unrealized holding gain or losses during the period	49,919	(20,172)	29,747
Reclassification adjustment for realized gain or losses included in net income	2,536	(1,022)	1,514
Unrealized losses on derivative instruments:
Unrealized holding losses arising during the period	(47)	19	(28)
Reclassification adjustment for realized losses included in net income	—	—	—

March 31, 2004	$53,524	$(21,629)	$31,895

22.	Cash Flow Information

Cash payments for interest and income taxes during the years ended March 31, 2002, 2003 and 2004 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004
Interest	¥3,524	¥3,795	¥3,591	$33,977
Income taxes	3,989	4,169	5,378	50,885

Non-cash investing and financing activities during the years ended March 31, 2002, 2003 and 2004 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004
Property and equipment obtained under capital leases	¥745	¥1,198	¥922	$8,724

23.	Disclosures About Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosures of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the Company’s balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgment is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair values of the Company’s financial instruments as of March 31, 2003 and 2004 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2003		2004		2004
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	¥23,612	¥23,612	¥20,243	¥20,243	$191,532	$191,532
Loans receivable, net	166,977	166,977	166,890	166,890	1,579,052	1,579,052
Purchased loans receivable, net	2,946	2,946	4,342	4,342	41,082	41,082
Investment securities	2,234	2,234	9,174	9,174	86,801	86,801
Financial liabilities:
Short-term borrowings	5,600	5,600	5,563	5,563	52,635	52,635
Long-term borrowings	148,595	148,112	142,577	142,942	1,349,011	1,352,465
Off-balance-sheet financial instruments:
Interest rate swaps	—	—	—	(5)	—	(47)
Borrowings with guarantees	—	(9)	—	(108)	—	(1,022)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a)	Cash and Cash Equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

b)	Loans Receivable: The market rate of interest for the Company’s loan products has not changed significantly during the lapsed term of the Company’s loans receivable. Accordingly, the Company believes the carrying value of its loans receivable approximates fair value.

c)	Purchased Loans Receivable: The carrying value of purchased loans receivable is estimated based on either the market value or the discounted amounts of future cash flows. The Company believes the carrying value of its purchased loans receivable approximates fair value.

d)	Investment Securities: The fair value of marketable securities is based on quoted market prices. The company also holds approximately ¥727 million and ¥891 million ($8,430 thousand) in non-marketable securities as of March 31, 2003 and 2004, respectively. The fair value of non-marketable securities is assumed to estimate cost until such time as new equity or financing or significant changes operations demonstrate a new fair value.

e)	Short-term Borrowings: Short-term borrowings are carried at an amount that approximates fair value.

f)	Long-term Borrowings: Long-term borrowings, including current portion, are estimated based on either the market value or the discounted amounts of future cash flows. The borrowing interest rates which were currently available to the Company offered by financial institutions for debt with similar terms and remaining average maturities are used as the discount rates. The fair value of syndicated bonds is estimated using a discounted cash-flow calculation that applies interests rates at an assumed marginal market-funding rate.

g)	Interest Rate Swaps: The fair value of interest rate swaps (used for hedging purpose) reflects the estimated amounts that the Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate and dealer quotes are available for most of the Company’s derivatives.

h)	Borrowings with Guarantees: The fair value of guaranteed borrowings generally reflects the probable and estimable amounts that the Company would pay for the delinquent payments of borrowing under guarantee.

24.	Segment Information

The Company has historically operated as a single segment for financial reporting purposes, consisting of small business owner and other related ordinary loans to individuals. This segment as integrated financial services includes small business owner, Wide, Business Timely, consumer, secured and other loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd. mainly to acquire and service non-performing debts from banks and the financial institutions in Japan. Nissin Servicer is being operated as separate segment and is now being reported as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. All operating activities are currently conducted exclusively in Japan. Selected information for our segments is as follows:

	Millions of Yen
	Integrated Financial	Loan
	Services	Servicing	Total
2002
Interest income	¥33,966	¥10	¥33,976
Interest expense	3,884	—	3,884
Provision for loan losses	7,433	—	7,433
Net income	4,791	10	4,801
Total assets	179,495	802	180,297

2003
Interest income	¥38,520	¥714	¥39,234
Interest expense	3,951	33	3,984
Provision for loan losses	12,545	143	12,688
Net income	4,968	208	5,176
Total assets	203,236	3,338	206,574

2004
Interest income	¥38,038	¥2,069	¥40,107
Interest expense	3,603	121	3,724
Provision for loan losses	12,824	637	13,461
Net income	5,671	406	6,077
Total assets	203,527	6,741	210,268

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	Integrated Financial	Loan
	Services	Servicing	Total
2004
Interest income	$359,902	$19,576	$379,478
Interest expense	34,090	1,145	35,235
Provision for loan losses	121,336	6,027	127,363
Net income	53,657	3,841	57,498
Total assets	1,925,698	63,781	1,989,479

25.	Subsequent Events

1)	On May 6, 2004, NISSIN and Orient Credit Co., Ltd. signed an agreement to sell its consumer loans receivable to Orient Credit Co., Ltd., which was executed on June 1, 2004. This decision has been made pursuant to the Company’s basic strategy of concentrating on the markets for both small business owner loans and Wide loans. The sale amount is based on the balance of consumer loans as of May 31, 2004. The total sales price of the consumer loans receivable and corresponding interest receivable, which was ¥32,943 million ($311,695 thousand), was equivalent to the balance of these consumer loans as of May 31, 2004.

2)	On June 22, 2004, the shareholders of NISSIN authorized the following at the Annual Shareholders’ Meeting:

(1)	Payment of a year-end cash dividend of ¥2.38 ($0.02) per share to shareholders of record as of March 31, 2004 or a total of ¥600 million ($5,677 thousand)

(2)	Payment of bonuses to directors and statutory auditors of ¥61 million ($577 thousand)

(3)	The issuance of 8 million shares stock options to directors, statutory auditors and other employees. The exercise price per stock option will be based on a formula and be exercisable over a three year term.

(4)	Partial amendments of the Article of Incorporation

•	Permission of treasury stock acquisition by Board of Directors approval

•	An increase in authorized shares from 480,000,000 shares to 960,000,000 shares

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NISSIN CO., LTD.
By:	/s/ Kunihiko Sakioka
	Name:	Kunihiko Sakioka
	Title:	President and Representative Director

July 20, 2004

S-1

INDEX OF EXHIBITS

Exhibit
Number	Description
1.1	- Our Articles of Incorporation (English Translation)
1.2	- Our Share Handling Regulations (English Translation)
1.3	- Our Regulations of the Board of Directors (English Translation)
1.4	- Our Regulations of the Board of Statutory Auditors (English Translation)
2.1	- Our Specimen Common Stock Certificate (English Translation) (incorporated by reference to the corresponding exhibit to our
Registration Statement Form F-1 (File No. 333-97229) declared effective on August 1, 2002)
2.2	- Form of Deposit Agreement Among Nissin Co., Ltd., The Bank of New York as Depositary and All Owners and Holders from
  Time to Time of American Depositary Receipts, Including the Form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-97133) filed on July 24, 2002)
8.1	- List of Our Subsidiaries
12.1	- Rule 13a-14(a) Certifications
13.1	- Section 1350 Certifications