Form 20-F
period 2005-03-31
NISSIN CO LTD
filed 2005-07-29
CIK 1178551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005 OR
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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 620,377,534 shares of our common stock outstanding at March 31, 2005, including 865,200 shares represented by 432,600 American Depositary Shares, as adjusted for our 1.2-for-1 stock split in May 2005.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

*	Not for trading, but only in connection with the listing of American Depositary Shares, each representing two shares of our common stock.

Certain Defined Terms, Conventions and Presentation of Financial Information

     As used in this annual report on Form 20-F, unless the context otherwise requires, “NISSIN” refer to Nissin Co., Ltd. and the “Company,” “we,” “us,” “our” and similar terms refer to Nissin Co., Ltd. and its subsidiaries.

     In this annual report on Form 20-F, “subsidiary” and “subsidiaries” refer to consolidated subsidiaries of NISSIN, companies in which NISSIN owns more than 50%, and “affiliate” and “affiliates” refer to all of our affiliates accounted for by the equity method, companies in which NISSIN owns 20-50% and has the ability to exercise significant influence over their operations.

     The consolidated financial statements of NISSIN have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in yen.

     In this annual report on Form 20-F, “yen” or “¥” means the lawful currency of Japan, and “dollar” or “$” means the lawful currency of the United States of America.

     Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sum of the figures which precede them.

     The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2005 is referred to throughout this annual report on Form 20-F as “this fiscal year”, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

     Important risks and factors that could cause our actual results to differ materially from the forward-looking statements are in Item 3.D and elsewhere in this annual report on Form 20-F and include, without limitation:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy and unemployment rates in Japan;

•	competition from large finance companies and other financial institutions in the consumer or business finance industries;

•	misconduct by an employee or director and our exposure to negative publicity of the consumer or business finance industries generally or us specifically;

•	the effect of potential changes to legislation and accompanying enforcement, and restrictions and regulations associated with Japan or U.S. law, including restrictions on interest rates, to regulations for the moneylending business;

•	the growing variety of legal means with which debtors can seek protection from creditors;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms and potential changes to government policy, including Japan’s monetary policy;

•	the reliability of our information or technological systems and networks.

•	the influence of our president and his family over important decisions;

•	the failure to generate the results we desire by change in the mix of our assets portfolio;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	increasing competition in the loan servicing market in which Nissin Servicer Co., Ltd., a consolidated subsidiary, operates.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers.

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

     The consolidated income statement data for the years ended March 31, 2001, 2002, 2003, 2004 and 2005 and the consolidated balance sheet data as of March 31, 2001, 2002, 2003, 2004 and 2005 that are identified as being in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, are derived from our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by BDO Sanyu & Co., independent registered public accounting firm. We have included in this annual report on Form 20-F our consolidated financial statements for the years ended March 31, 2003, 2004 and 2005.

Selected Financial Information

	Year ended/As of March 31,
	2001	2002	2003	2004	2005	2005
	(in millions of yen and thousands of U.S. dollars except number of shares and per share data)
Consolidated Income Statement Data:
Total interest income	¥29,886	¥33,976	¥39,234	¥40,107	¥32,555	$303,147
Total interest expense	4,166	3,884	3,984	3,724	3,159	29,416

Net interest income	25,720	30,092	35,250	36,383	29,396	273,731
Provision for loan losses, net	4,566	7,433	12,688	13,461	8,576	79,858

Net interest income after provision for loan losses	21,154	22,659	22,562	22,922	20,820	193,873
Total non-interest (loss) income	(409)	(428)	837	730	5,984	55,722
Total non-interest expense	12,030	13,629	14,299	12,993	14,896	138,709

Income before income taxes	8,715	8,602	9,100	10,659	11,908	110,886
Income taxes	3,763	3,801	3,924	4,582	4,646	43,263

Net income	¥4,952	¥4,801	¥5,176	¥6,077	¥7,262	$67,623

Consolidated Balance Sheet Data:
Cash and cash equivalents	¥25,841	¥17,116	¥23,612	¥20,243	¥25,709	$239,398
Loans receivable, net	122,522	148,235	166,977	166,890	146,119	1,360,639
Other	15,359	14,946	15,985	23,135	56,573	526,800

Total assets	¥163,722	¥180,297	¥206,574	¥210,268	¥228,401	$2,126,837

Short-term borrowings	¥1,740	¥1,400	¥5,600	¥5,563	¥12,600	$117,329
Long-term borrowings	116,520	128,659	148,595	142,577	136,844	1,274,271
Other	6,155	6,315	6,782	7,670	10,840	100,941

Total liabilities	124,415	136,374	160,977	155,810	160,284	1,492,541
Minority interests	9	148	—	161	1,146	10,672
Common stock	6,167	6,611	6,611	7,218	7,779	72,437
Additional paid-in capital	7,909	8,467	8,462	9,092	9,836	91,591
Other	25,222	28,697	30,524	37,987	49,356	459,596

Total shareholders’ equity	39,298	43,775	45,597	54,297	66,971	623,624

Total liabilities and shareholders’ equity	¥163,722	¥180,297	¥206,574	¥210,268	¥228,401	$2,126,837

Number of Shares (1):
Issued at the end of fiscal year (in thousands)	628,378	636,595	636,595	646,686	653,602	653,602
Per Share Data (1):
Net income
Basic	¥7.97	¥7.59	¥8.37	¥10.15	¥11.90	$0.11
Diluted	7.95	7.26	7.76	9.36	10.81	0.10
Cash dividends
Declared	1.22	1.30	1.57	1.78	3.23	0.03
Paid during the fiscal year	1.22	1.26	1.33	1.67	2.13	0.02

(1)	Nissin Co., Ltd. completed a 3-for-1 stock split on May 21, 2001, a 2-for-1 stock split on each of May 21, 2002, May 20, 2003, May 20, 2004 and November 19, 2004, respectively, and a 1.2-for-1 stock split on May 20, 2005. All share information presented above has been retroactively adjusted to reflect such stock splits.

Exchange Rate Information

     For convenience, we have translated certain yen amounts in this annual report on Form 20-F into dollars at the rate of ¥107.39 = $1.00, the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot dollars by telegraphic transfer against yen as of March 31, 2005, the date of our most recent balance sheet included in this annual report on Form 20-F. However, you should not construe such translations as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate.

     The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year ended March 31,	High	Low	Average (1)	Period-end
2001	¥125.54	¥104.19	¥111.65	¥125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
Calendar month
January 2005	104.93	102.26	103.34	103.55
February 2005	105.84	103.70	104.94	104.25
March 2005	107.49	103.87	105.25	107.22
April 2005	108.67	104.64	107.19	104.64
May 2005	108.17	104.41	106.60	107.97
June 2005	110.91	106.64	108.75	110.91

(1)	The average yen exchange rates for the fiscal year represent the average noon buying rates on the last business day of each month during the respective period.

     The noon buying rate for yen on July 22, 2005 was ¥110.98 per $1.00.

B.	Capitalization and Indebtedness.

     Not required.

C.	Reasons for the Offer and Use of Proceeds.

     Not applicable.

D.	Risk Factors.

We may suffer larger loan losses if defaults on loans by our customers increase as a result of weak economic conditions in Japan

     Weak economic conditions in Japan may lead to increased defaults on loans, which in turn would cause us to increase our charge-offs of loans and our provisions for loan losses, thereby adversely affecting our results of operations and financial condition. The current economic environment in Japan is showing signs of recovery with regard to corporate profits and business conditions in the manufacturing and various other sectors. The trends in employment and personal consumption have also been positive. However, the Japanese economy still faces several uncertainties which create concern for its future economic prospects. Overall, the capital procurement environment appears to have improved, however, small and medium-sized companies with low creditworthiness continue to remain in a difficult situation. Statistically, according to Tokyo Shoko Research, a specialist in credit reporting and provider of an information database on Japanese businesses, the number of business bankruptcy cases with total debts of ¥10 million or more was approximately 13,700 cases for calendar year 2004, a decrease of 15.8% compared to the previous year. According to the Supreme Court of Japan, the number of voluntary bankruptcy petitions, including individuals and corporations, was approximately 219,000 during calendar year 2004, a decrease of 12.6% compared to the previous year. The seasonally adjusted unemployment rate in Japan gradually increased from 1992 to 2002 before decreasing since 2003, and it ranged between 4.5% and 5.0% during 2004. Although these indicators have started to improve, due to the continued high levels of unemployment and poor levels of personal consumption resulting from stagnation in worker wages, trends in the number of bankruptcy cases remain unpredictable. If the economic situation in Japan does not improve or worsens, we may be forced to charge off loans in excess of our existing provisions for loan losses, to increase our provisions for loan losses, or to tighten our credit screening policies, which would limit our acquisition of new customers. Any such event could adversely affect our financial condition or results of operations.

Increasing competition among Japan’s finance companies and other financial institutions may adversely affect our ability to increase or maintain the size of our loan portfolio, the average credit quality of our customers or the interest rates we charge on our loans

     The consumer and business owner finance industries in Japan’s financial sector are becoming increasingly competitive. Competition for customer acquisition may continue to intensify due to the movement toward entry into this industry which has led to capital investments by major financial institutions, establishment of joint venture corporations, and acquisition of companies by corporations including IT companies and foreign-affiliated financial institutions.

     Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer histories, greater name recognition, more extensive physical infrastructure and networks of loan offices and more established relationships in the finance industry than we do. Our competitors seek to compete aggressively on the basis of interest rates, lending terms and the coverage and scale of their network of distribution and marketing channels. Under these competitive pressures, we have focused our efforts on acquisition of prime customers with low credit risk responding to diversification of small and medium-sized businesses and consumers’ needs by promoting alliance businesses with various companies, thereby differentiating ourselves from competitors. We have promoted the alliance strategy known as the financial version of an OEM strategy, and offer new financial services not available from conventional loan business which match the growth stage of the customers. In June 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit Co., Ltd., or Orient Credit, and shifted our loan portfolio toward provision of loans to small and medium-sized business owners. These loan products usually bear lower interest rates, resulting in a decrease in the weighted period-end average contractual interest rate on our outstanding loans, from 25.3% at March 31, 2003, 24.0% at March 31, 2004 and 22.1% at March 31, 2005. If we are unwilling or unable to match our competitors’ terms, we may fail to increase or maintain the number and average balance of our customer accounts, and our results of operations or financial condition could be adversely affected. To the extent that we reduce interest rates on our products in response to competitive pressures, our interest margins will decline. Furthermore, the average credit quality of our customers may decrease if we cannot sufficiently acquire prime customers, or we lose these prime customers to our competitors, and our financial condition or results of operations could be adversely affected.

Misconduct by an employee or director could harm us and is difficult to detect and deter

     Any of our employees and directors could engage in misconduct, which includes, among other thing:

•	conduct that exceeds the authority given to the employee or director such as approval of a transaction for which he or she does not have proper authorization;

•	concealment of such unauthorized conduct or authorized but unsuccessful activities that cause material harm to us; and

•	improper use or disclosure of confidential information or leakage of personal information.

     Any such misconduct by an employee or director could result in regulatory sanctions, legal liability and serious reputational or financial harm to us. The precautions we take to prevent and detect such misconduct may not always deter or prevent it, even though we have not in the past suffered materially from misconduct by an employee or director. Even if we succeed in managing the conduct of our own employees and directors, we may suffer reputationally or financially from misconduct by other lenders in the finance industry. This could lead to introduction of additional regulations or laws favoring borrowers that might erode our profitability, and therefore could affect our financial position and results of operations.

Negative publicity beyond our control could lead to legislative or regulatory changes that adversely affect our business

     The Japanese government responded to criticism of small business loan collection practices of several prominent lenders in 1999 by introducing new legislation and regulations that imposed significant burdens on our business, even though we did not engage in the criticized collection practices. Any future negative publicity about consumer and small business moneylending and collection practices could lead to introduction of additional regulations or laws favoring borrowers that might erode our profitability. For instance, in 2003, corresponding to the growing criticism of unregistered moneylenders’ loan businesses, an amendment of the Moneylending Business Control and Regulation Law, or the Moneylending Business Restriction Law, and the Law Concerning the Regulations of Receiving of Capital Subscription, Deposits and Interest on Deposits, or the Contributions Law, was promulgated and became effective on January 1, 2004. These amendments primarily set forth stricter requirements for business registration, set guidelines for loan operating supervisors, who are individuals required to be designated by all moneylenders, constrained unregistered moneylenders’ ability to engage in harmful marketing and loan collection practices, invalidated loan agreements with higher than 109.5% annual interest and increased penalties on violations of the statutory maximum interest rate, all of which affect the industry as a whole. The amendments also require the Japanese government, which last reduced the statutory maximum interest rate in June 2000, to review the statutory maximum interest rate again in January 2007. As a result, the Japanese government may further reduce the statutory maximum interest rate at the time of the next review, particularly if political pressure against the moneylending business is strong. Any such reduction could adversely affect our business and results of operations.

Potential changes to legislation and accompanying enforcement, and restrictions and regulations associated with Japan or U.S. law could affect our business

     The main laws and regulations, with which we must comply in order to operate our business, among other things, are as follows: See “Regulation” in Item 4.B of this annual report on Form 20-F.

•	Regulations on interest rate (Contributions Law and Interest Rate Restriction Law);

•	Regulations on loan operations (Moneylending Business Restriction Law and Administrative Guidelines issued by the Financial Services Agency);

•	Other related regulations (Law on Protection of Personal Information, Law on Customer Identification and Illegal Use of Bank Deposits, etc., on Transactions by Financial Institutions, Revised Civil Code, Law on Debt Servicing Business by Servicing Companies, Installment Sales Law, Securities and Exchange Law); and

•	Regulations under U.S. Laws (The U.S. Investment Company Act of 1940 and Sarbanes-Oxley Act).

     Although our practices fully comply with these laws and regulations, any amendments to these laws and regulations, or any implementation of new laws and regulations that we must comply, depending on the contents, could affect our business and results of operations.

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

Any failure to maintain the confidentiality of personal information of our customers could adversely affect our results of operations

     We keep and manage sensitive personal information obtained from our customers. If we fail to maintain the confidentiality of personal information for any reason, our results of operations could be adversely affected in a number of ways. We could be subject to lawsuits for damages from our customers if they are injured as a result of the release of their personal information. Also, in April 2005, the Law on Protection of Personal Information became effective. As a result, failure to maintain the confidentiality of personal information could subject us to penalty under this new law. In order to comply with the requirements of the Law on Protection of Personal Information and other related statutes, we established a working committee, which examines the countermeasures, develops the control system and continuously inspects the control system. We could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives from the government, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate image or reputation. Any such damage to our reputation could also adversely affect our ability to retain or acquire customers or to maintain or establish strategic alliances with third parties, therefore could adversely affect our financial condition or results of operations.

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

Failure to comply with the Section 302 of the Sarbanes-Oxley Act could tarnish our credibility and adversely affect our stock price and business activities

     On July 30, 2002, Congress passed the Sarbanes-Oxley Act, designed to restore shareholder confidence in publicly traded securities following a series of highly publicized corporate scandals by providing greater transparency in corporate accounting and reporting. All issuers, including foreign issuers, of securities which are registered under Securities Exchange Act of 1934 are subject to the Act, which emphasizes the responsibility of the issuer’s management and board of directors over financial reporting, and establishment and maintenance of effective internal controls, as well as improvement of disclosure levels. Furthermore, violation by any person or corporation of the Securities Exchange Act of 1934 shall be subject to severe penalties. Pursuant to Section 302 of the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are requested to certify in each annual report that the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, the financial statements and other financial information included in the report fairly present in all material respect the financial condition and results of operations of the company as of and for the periods presented in the report, and the signing officers are responsible for establishing and maintaining internal control. Compliance is required by March 31, 2007.

     We are in the midst of strengthening our corporate governance structure in order to comply with the Sarbanes-Oxley Act while obtaining a wide range of advisory opinions from inside and outside experts regarding the approaches to corporate governance and risk management, and examined them from different perspectives. We will continue to do our best to enhance our internal control structure in order to:

•	ensure reliability of our financial statements;

•	urge our management’s and corporate business activities, compliance with related regulations; and

•	improve the effectiveness and efficiency of our management and corporate business activities.

     However, intentional or unintentional failure of our officers to comply with Section 302 of the Sarbanes-Oxley Act, with respect to certifications regarding our financial reporting, could subject the certifying officers to severe legal sanctions, therefore tarnish our credibility and adversely affect our stock price and our business activities.

The growing variety of legal means with which our customers can seek protection from creditors could require us to increase our provisions for loan losses and charge-offs

     In recent years, the number of legal means with which retail borrowers can seek protection from creditors has increased.

•	Special Conciliation Law. Under Japan’s Special Conciliation Law enforced in February 2000, a borrower in financial difficulty may, under the supervision of a conciliation committee consisting of a judge and court-appointed arbitrators having specialized knowledge of law, finance and other relevant matters, negotiate with some or all of his or her lenders to reschedule or revise payment obligations. The borrower may also petition a court to order suspension of enforcement procedures against the borrower’s assets during the negotiation procedures, with less requirements needed compared to under the former civil conciliation procedures.

•	Civil Rehabilitation Law. Amendments to the Civil Rehabilitation Law enacted in April 2001 provide several relatively convenient alternative procedures for restructuring loan repayments with the court’s approval by individual borrowers in financial difficulty without declaring personal bankruptcy under the Bankruptcy Law. A repayment plan established pursuant to one of these procedures does not require lender approval.

•	Bankruptcy Law. Amendments to the Bankruptcy Law became effective in January 2005 aiming to achieve prompt, efficient, effective and fair procedures, and intend to simplify the procedure for and improve the debtors’ protection under personal bankruptcy. Under this amendment, an individual debtor can take advantage of a unified discharge procedure and larger scope of assets to be retained by insolvent debtors. The new law also improved the effectiveness of the automatic stay, preference, offset and other practical provisions for fair treatment among creditors.

•	Regulation of Lawyers and Judicial Scriveners. The accessibility of lawyers and judicial scriveners who advise retail borrowers in financial difficulties has increased due to various deregulatory measures, including enforcement of regulations permitting advertisement by lawyers since October 2000, and the amendment of the Judicial Scriveners Law in April 2003, which partly enables proceedings of reconciliation and civil conciliation by judicial scriveners (shiho shoshi) in the Summary Court.

     The growing variety of legal means and deregulatory measures, as well as high levels of unemployment and stagnation in worker wages, has caused an increase in the number of customers seeking protection from creditors by taking advantage of these legal means. For the year ended March 31, 2005, 1,043 customers applied for procedures under the Special Conciliation Law and Civil Rehabilitation Law with respect to which we charged off ¥1,499 million of loans outstanding, compared to 836 customers with respect to which we charged off ¥472 million of loans outstanding for the previous fiscal year. These laws may discourage borrowers who would otherwise make an effort to repay the entirety of their loans from doing so because of the relative ease of restructuring their loan payments. If this trend continues, the number of our customers seeking legal protection from enforcement of terms of payment or adjournment of payment may increase, and if as a result the number of delinquent loans increases, our provisions for loan losses may increase and our results of operations could be adversely affected. Any further amendment to the Bankruptcy Law or related laws that increases protection of the assets of individual debtors and reduces the burden of declaring personal bankruptcy would also have a materially adverse impact on our results of operations. While we are generally able to collect a small portion of payments owed to us pursuant to the Special Conciliation Law and Civil Rehabilitation Law, we generally recover almost nothing under personal bankruptcy proceedings.

Any future inability to obtain funds from lenders or access the debt capital markets on favorable terms could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending and adversely affect our financial condition

     Ready access to funds on favorable terms is essential to our business. The difference between the interest rates we charge our customers and the interest rates we pay to our financing sources is the key factor impacting our profitability. As of March 31, 2005, our weighted period-end average contractual interest rate on outstanding loans in our loan portfolio was 22.1%, while our weighted period-end average contractual interest rate was 1.2% for our short-term borrowings and 1.9% for our long-term borrowings. We raise funds through loans from financial institutions and the capital markets by issuing debt securities. As of March 31, 2005, the aggregate amount of our borrowings was ¥149,444 million, which represented approximately 87.8% of our total loans outstanding and purchased loans as of the same date.

     As of March 31, 2005, 91.6% of our borrowings, or ¥136,844 million, are long-term borrowings, 75.4% of our borrowings, or ¥112,619 million, came from loans from banks, non-banks, insurance companies and other financial institutions, and 24.6% of our borrowings, or ¥36,825 million, came from issuances of corporate bonds, including convertible bonds, and commercial paper, including asset backed commercial paper. Based on their evaluations of our long-term or short-term financial prospects, any of these lenders could cease to finance our business or to offer funds on favorable terms. A downgrade in our credit ratings or those of similar companies or Japanese companies generally, for instance, could result in an increase in the interest rates that lenders charge us. For example, the downgrade of our debt rating by the Japan Credit Rating Agency in April 2003, together with recent downgrades of the debt ratings of other consumer finance companies, has forced us to curtail our debt issuances and increase our reliance on bank loans which typically bear higher interest rates. Negative publicity about small business or consumer finance lenders such as that seen in 1999 about the practices of small business lenders could also make lenders reluctant to extend credit to companies in our industry, including us.

     Moreover, although contractual borrowing interest rates are subjected to fluctuation due to market environment and other factors, the contractual lending interest rate in our loan business is restricted to 29.2% as stipulated by the Contributions Law. Therefore, in order to minimize our interest fluctuation risk, we are promoting financing with a fixed interest rate for borrowings from financial institutions and issuance of corporate bonds. As of March 31, 2005, our fixed rate borrowings, including hedge from derivative transactions, comprised 64.3%, and our variable rate borrowings comprised 35.7% of our total borrowings.

     We believe that we do not have any difficulties in our access to funds required at present. However, as a result of the ongoing restructuring of the Japanese financial sector, and of regional banks in particular, our lenders may fail or adopt lending policies unfavorable to us. A number of other factors largely beyond our control could impair our ability to borrow, including severe disruptions of the financial markets, negative views about the prospects for the finance industry generally or further downgrades of Japan’s sovereign debt ratings. Any impact from these factors that worsen our capital procurement environment significantly beyond our expectations could increase our interest expenses and an inability to obtain sufficient funds from lenders or capital markets on favorable terms or at all could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending and adversely affect our financial condition and results of operations.

An increase in prevailing market interest rates would increase our interest expense and thus could reduce the margins we receive on our loans to our borrowers

     Interest rates in Japan have been extremely low for several years, reflecting government monetary policy including the “zero interest rate” policy of the Bank of Japan, which has been in place for most of the period since February 1999. The official discount rate offered by the Bank of Japan has remained at 0.1% since September 2001. Partly as a result of this policy, our weighted period-end average contractual interest rates on our own borrowings have been extremely low in recent years: 1.7% as of March 31, 2003, 1.3% as of March 31, 2004 and 1.2% as of March 31, 2005 for our short-term borrowings and 2.4% as of March 31, 2003, 2.3% as of March 31, 2004 and 1.9% as of March 31, 2005 for our long-term borrowings.

     Although the Bank of Japan has signaled that it plans to maintain the current interest rate policy to address deflation concerns, the Bank of Japan may reverse its policy and increase interest rates. In that case, lenders may increase interest rates on their loans to us and we may not be able to pass our increased interest expenses to our customers in the form of higher rates on our loans due to competitive considerations and to the legal limit on interest rates that we may charge. In particular, we are unable to charge interest rates beyond the legal limit set by the Contributions Law, which is currently set at 29.2% per year and may decline further when the Japanese government, pursuant to the law, reviews the legal limit in January 2007. See “Regulation — The Money Lending Business Restriction Law, Contributions Law and Interest Rate Restriction Law — Restrictions on Usury” in Item 4.B of this annual report on Form 20-F for a further discussion of the legal limit. Any increase in the interest rates our lenders charge us could thus have an adverse effect on our operating margins and profitability.

Any disruption, outages, delays or other difficulties experienced by our information or technological systems and networks could adversely affect our business

     We increasingly rely on internal and external information and technological systems and networks to generate new business, provide services to customers and manage our operations. In particular, our business depends on:

•	the ability of our automated fund transfer system to handle high volumes of phone calls and to provide customers with a convenient system which offers reliable privacy protection;

•	the reliability and security of third-party databases from which we obtain credit information about our customers;

•	the reliability of Sanyo Electric Credit’s wire transfer service that we use to disburse loans to accounts designated by our customers; and

•	the reliability of the financial institutions that hold our customers’ accounts from which we automatically transfer their payments to us.

     In addition, we outsource the following hardware and software in order to manage our operating transaction and accounting data, confidential customer information and other back-office operations:

•	our main computer housed in an NEC affiliate’s data center, to which all data are backed each business day;

•	dedicated lines that connect our main computer and outsourcing center to our application servers and e-mail servers, and

•	maintenance and support work for our main computer.

     Our systems are vulnerable to damage or interruption from human error, natural disasters, power loss, computer hackers, computer viruses and similar events or the loss of support services from third parties such as our systems solution providers including NEC and its affiliates, telephone carriers and Internet backbone providers. Any disruption, outages, or delays or other difficulties experienced by any of these technological and information systems and networks could affect our financial position and results of operations.

Our president and his family may exercise influence over important business decisions in a way that conflicts with your interest

     As a result of the direct and indirect ownership or control of our outstanding shares by Sakioka family members, who collectively beneficially owned 41.2% of our outstanding shares as of March 31, 2005, our president and his family members, including our chairman, can exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as the sale of our company, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of these shareholders in these and other matters may differ from those of our public shareholders.

A sale of our shares held by our major shareholders, including our chairman, president or members of their family, may adversely affect our share price

     As of March 31, 2005, our chairman, our president, members of their immediate family and corporations controlled by them together owned 41.2% of our outstanding shares. A disposal of any portion of their holdings on the Tokyo Stock Exchange or otherwise will increase the supply of our shares in the marketplace and may adversely affect the market price of our shares and American Depositary Shares.

We may change our portfolio of products and services from time to time but fail to achieve the intended results

     While we have traditionally been a finance company that specializes in unsecured lending to individuals in Japan, we intend to review our portfolio of products and services on an ongoing basis and change them as appropriate to remain competitive in the markets that we serve. For example, in respond to the diversified needs of small and medium-sized businesses and consumers, as well as to maximize our corporate value, in June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans to Orient Credit, a consumer finance company, in order to concentrate our resources on providing loans with guarantors, such as small business owner loans and otherwise serving small and medium-sized business owners.

     With respect to the financial services for small and medium-sized business owners, in addition to provision of small business owner loans and Business Timely loans, we also concentrate on the provision of leases and installment loans, and real estate finance. With respect to the quality of operating assets, we aimed at the accumulation of prime assets with lower credit risks through acquisition of prime customers through the promotion of our alliance strategy.

     Changes in our portfolio of products or services, including those described above, may fail to generate the results we desire, and adversely affect our results of operations or financial condition. For example, deterioration of the quality of our operating assets due to deterioration in the financial condition of small and medium-sized businesses caused by rapid changes in the economic environment and other various factors could adversely affect our financial position and results of operations.

Our strategic alliances, joint ventures and strategic investments to acquire new customers may not yield attractive returns and could produce losses

     We are changing our marketing focus from the “Nissin brand” to the “NIS group brand” in order to maintain continuous growth amidst extremely keen competition, by improving the synergy of our group, while cultivating investments and alliances partners as well as our tie-up strategy, known as the “Financial Version of an OEM” strategy. We aim to establish a customer base by promoting strategic alliances and joint ventures and fully utilizing our “sales and marketing expertise” and “credit management know-how and expertise” cultivated by the Company. Through this strategy, we have been pursuing various strategic alliances and joint ventures with consumer finance and other financial companies, which include arrangements to receive customer referrals and to provide guarantees to the borrowings of the customers of third parties. We have also in recent years increased our investments in companies that have the potential to complement our business strategically. The book carrying value of these strategic investments was ¥1,428 million as of March 31, 2003, ¥1,876 million as of March 31, 2004 and ¥20,890 million as of March 31, 2005.

     We expect to continue seeking these strategic alliances, joint ventures and strategic investments to build our customer base and establish a solid profit base for our group, but may not be able to successfully grow or maintain them. These strategic alliances, joint ventures and strategic investments may not achieve profitability and we may incur impairment losses as a result of failing to recover any investments or expenditures. Moreover, the strategic alliances, joint ventures and strategic investments that aim at specific markets may attract our existing customers, rather than expand our customer base, and reduce the profitability of our core business.

The fair value of our strategic investments could decline due to a deterioration of the economic environment and adversely affect our financial position

     We are conducting capital tie-ups with various companies which have synergistic effects in integrated financial services, for the purpose of network expansion with these companies. As of March 31, 2005, the cost of our investment securities was ¥14,830 million and, due to listings on stock exchanges and rises in stock prices, the fair value of these investments was ¥28,443 million, or 12.5% of our consolidated total assets. However, in the future, if the stock prices decline significantly, or the financial condition of our investments worsen due to deterioration of the economic environment, we could suffer impairment losses on these securities, or our shareholders’ equity ratio could decline due to fluctuation in unrealized profits in investment securities, which could therefore adversely affect our financial position and results of operations.

Increasing competition in the loan servicing market in which Nissin Servicer operates could reduce our profitability

     In July 2001, we established Nissin Servicer Co., Ltd., a subsidiary, to acquire and service non-performing assets of banks and other financial institutions. This business has expanded rapidly since its inception, and the subsidiary became a separate operating segment beginning in the year ended March 31, 2004.

     Nissin Servicer mainly purchases specific money claims from financial institutions by invited tender. The increase in the number of companies entering this market, together with the contraction in the liquidity market for bad debts due to the trend towards economic recovery, has lead to increasingly severe competition. In response to these factors, we have revised pricing standards through classification of specific money claims into categories, and by improving the accuracy of due diligence, we have maintained our competitiveness in the purchase of specific money claims. This, together with the development of new areas of business such as liquidation of assets, securitization, and corporate revitalization, has allowed us to respond to the current business environment. However, if we are unable to maintain competitiveness in the purchase of specific money claims, or if there is a sudden increase in purchase prices or a fall in commission fees, we may be unable to purchase these loans at favorable prices or at all, and our loan servicing business may have decreased profitability, which could significantly affect our business strategies and results of operations.

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

Item 4.   Information on the Company.

A. History and Development of the Company.

     We were established as a joint stock corporation under the laws of Japan in 1960 in Matsuyama, the capital of Ehime Prefecture in the northern part of the island of Shikoku, which is one of Japan’s four major islands. Our first business was dealing in discounting commercial bills. In 1967, we started providing real estate-secured loans. In 1972, we began offering consumer loans and opened offices throughout Shikoku and became a registered moneylender under the Moneylending Business Restriction Law in 1984. We started offering small business owner loans in 1981, Wide loans in 1990 and Business Timely loans in 2000. We steadily expanded beyond our original base in Shikoku by opening offices in Hiroshima in 1988, Osaka in 1990, Kyushu in 1992, Tokyo in 1994, Nagoya in 1995 and Sendai, Hokkaido and Shizuoka in 1996. As of March 31, 2005, we had 50 loan offices throughout Japan. In recent years, we have also expanded our customer base through strategic alliances with banks, consumer finance, leasing and other financial services companies.

     In 1990, we changed our name from Nissin Shoji Co., Ltd. to Nissin Co., Ltd. In 1998, we adopted a dual head-office system, with one head office in Tokyo through which our operations are primarily managed and the other in Matsuyama, Ehime Prefecture.

     In July 2001, we established Nissin Servicer Co., Ltd., or Nissin Servicer, to acquire and service non-performing assets of banks and other financial institutions. In September 2004, Nissin Servicer listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public.

     In November 2003, we established NIS Lease Co., Ltd., or NIS Lease, to commence capital and operating lease operations in Japan.

     In June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans to Orient Credit for ¥32,697 million. See “Our Products — Integrated Financial Services — Consumer Loans” in Item 4.B of this annual report on Form 20-F.

     In July 2004, we established Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., or Matsuyama Nissin, in Shanghai to commence arrangement of investments and various business projects, as well as operating a real estate agency and a subleasing business in China.

     In December 2004, we acquired 100% of the issued shares of Yamagen Securities Co., Ltd., currently NIS Securities Co., Ltd., or NIS Securities, to commence securities business operations in Japan.

     Our principal executive office is located at Shinjuku L-Tower 25F, 6-1, Nishi Shinjuku 1-chome, Shinjuku-ku, Tokyo 163-1525, Japan, and its phone number is 81-3-3348-2424. Our principal Internet website is http://www.nisgroup.jp. Information on this website does not form part of this annual report on Form 20-F.

     Information about our principal capital expenditures and divestitures is provided in Item 5.B of this annual report on Form 20-F.

B. Business Overview.

Overview

     We are a finance company that primarily engages in unsecured lending to individuals in Japan, including small business owners and consumers. We also service distressed loans purchased from third parties. For the year ended March 31, 2005, our net interest income after provision for loan losses was ¥20,820 million and our net income was ¥7,262 million.

Our Markets

Japanese Small Business Finance Industry

     We compete primarily in the Japanese small business finance industry, which provides loans to small business entities, rather than individuals, which is distinct from the consumer finance industry. In our case, our loans are extended principally to individuals on the basis of individual creditworthiness, rather than to entities based upon business creditworthiness, which is the focus of business finance companies. To the extent that we provide loans to individual small business owners, however, we may compete with lenders in the small business finance industry.

Japanese Consumer Finance Industry

     We also compete primarily in the Japanese consumer finance industry, generally defined as the industry that provides secured and unsecured loans without restrictions on the purposes of use to Japanese individuals. Although banks and credit finance companies outside the consumer finance industry also provide unsecured and secured loans, we compete most directly with other consumer finance companies. We believe our focus on consumers, in particular consumers seeking to consolidate debts to multiple lenders, and on small business owners differentiates us from other consumer finance companies.

Japanese Loan Servicing Industry

     We also compete in the Japanese loan servicing industry through our subsidiary, Nissin Servicer. This industry has grown rapidly in the last few years due to the accelerated disposal of nonperforming loans by Japanese financial institutions as a result of Japanese government measures to combat nonperforming loans. Although we compete with a variety of companies for loan servicing opportunities, we consider affiliated companies of the major consumer finance or small business owner loan companies to be our primary competitors. According to the Ministry of Justice, as of March 31, 2005, 91 companies were registered as licensed servicing companies, of which eight were affiliated with major consumer finance or small business owner loan companies.

Our Products

     We have two operating segments: integrated financial services and loan servicing. As part of our integrated financial services segment, we provide loans to individuals, primarily small business owners and consumers. Our core products in this segment are small business owner loans, Wide loans, Business Timely loans, consumer loans and secured loans. We also provide other loans such as installment loans, as well as leasing, securities and credit guarantee services. As part of our loan servicing segment, we mainly service distressed loans purchased from financial institutions for our own portfolio.

Integrated Financial Services

     Our net interest income after provision for loan losses from our integrated financial services segment was ¥22,024 million, or 97.6% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2003, ¥21,611 million, or 94.3% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2004, and ¥18,534 million, or 89.0% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2005. Our net income from our integrated financial services segment was ¥4,968 million, or 96.0% of our consolidated net income for the year ended March 31, 2003, ¥5,671 million, or 93.3% of our consolidated net income for the year ended March 31, 2004, and ¥6,244 million, or 86.0% of our consolidated net income for the year ended March 31, 2005. The following table provides information on the average amount of loans outstanding for each category of our loan business based on the average daily outstanding balance during each fiscal year:

	Year ended March 31,
	2001	2002	2003	2004	2005
	(in millions)
Small business owner loans	¥27,293	¥32,195	¥45,311	¥55,647	¥56,964
Wide loans	46,543	50,940	59,743	61,592	52,722
Business Timely loans	3,250	12,238	17,256	17,909	19,687
Consumer loans (1)	43,016	45,784	45,093	38,600	5,296
Secured loans	1,913	1,589	1,252	2,235	9,976
Other loans	56	24	13	261	4,166

Total average loans outstanding	¥122,071	¥142,770	¥168,668	¥176,244	¥148,811

(1)	Pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit for ¥32,697 million.

     Small Business Owner Loans

     Our small business owner loans comprised 38.3% of our total average loans outstanding for the year ended March 31, 2005. These small business owner loans are guaranteed, unsecured loans of up to ¥10 million that require one or more guarantors from individuals with an income source separate from the borrower’s. We do not restrict the use of proceeds of these loans.

     Small business owner loans are currently contracted at a fixed interest rate of up to 24.09% per year, payable monthly. In addition, we charge an up-front origination fee of no greater than 5% for each loan at the time of cash disbursement. These loans have initial repayment terms of up to seven years and two months. The average maturity of small business owner loans at March 31, 2005 was 4.3 years. Customers may prepay their small business owner loans at any time without penalty. Although we do not restrict the use of proceeds from small business owner loans, we believe that customers generally use the proceeds to repay existing loans or to obtain working capital for their businesses. Under normal circumstances, we do not extend additional credit to small business owner loan customers until they pay off their existing small business owner loan. As a result, any small business owner loan customer seeking a new small business owner loan must pay off his or her existing loan and be subject to the same loan approval process as any new customer.

     In contrast to other lenders that target corporations and other business entities, we serve almost entirely self-employed individuals, primarily individual small business owners in a wide range of industries. As of March 31, 2005, approximately 68.5% of the borrowers were male, and 48.2% were self-employed individuals in small-scale distribution and restaurant businesses, while the remaining borrowers were primarily self-employed individuals in industries such as manufacturing, construction, transportation, communication, agriculture, fishery and other services. The loan process often begins when staff at our general branches or small business owner loan offices calls a prospective client to determine the loan amount to be applied for, followed by a credit check. Our staff then holds a face-to-face meeting with the client and the guarantor to ensure that all parties understand the content and implications of the loan agreement.

     The following table shows the total number of small business owner loan accounts and the balance of small business owner loans per account:

	As of March 31,
	2001	2002	2003	2004	2005
Number of small business owner loan accounts	13,995	17,472	23,439	24,739	24,414
Balance of loans per account (in thousands)	¥ 2,049	¥ 2,140	¥ 2,300	¥ 2,311	¥ 2,415

     The following table shows advances, recognized on the date of disbursement, to our customers of small business owner loans:

	Year ended March 31,
	2001	2002	2003	2004	2005
	(in millions)
Advances	¥14,706	¥22,328	¥36,560	¥35,061	¥45,834

     As we do not make additional advances under existing small business owner loan contracts, the majority of the advances are to new customers, with the balance being made to existing customers under new contracts.

     Wide Loans — Debt Consolidation Loans

     We also provide debt-consolidation loans to individuals in Japan indebted to multiple lenders. We believe this product to be innovative and brand these loans as Wide loans. Major consumer finance companies in Japan generally do not offer debt-consolidation loans. These loans comprised 35.4% of our total average loans outstanding for the year ended March 31, 2005.

     We extend Wide loans of up to ¥10 million at a fixed contractual interest rate of no greater than 24.09% per year. In addition, we charge an up-front origination fee of no greater than 3% at the time of disbursement. The loans are repaid in equal monthly payments, comprising both interest and principal, over a period of up to ten years and two months. The average maturity of Wide loans at March 31, 2005 was 5.0 years. The borrower must supply one or more guarantors with an income source separate from that of the borrower. As we require the proceeds from these loans to be applied to the consolidation of loans from other consumer finance companies, we generally ask customers to provide evidence of this use after receiving their loan disbursement but do not control the actual use of proceeds. Under normal circumstances, we do not extend additional credit to Wide customers until they pay off their existing Wide loan contracts. Thus, any Wide loan customer seeking a new Wide loan contract must pay off his or her existing loan and be subject to the same loan approval process as any new customer.

     Our Wide loans usually cater to customers who already have a high level of outstanding debt with several consumer finance lenders. While these borrowers have above-average levels of credit risk, a large number of these loans belong to customers who have the capacity and will to pay down outstanding debt over time. These borrowers are mainly looking for lower-cost and more convenient ways to achieve this goal. Wide loan customers typically enjoy lower monthly repayments than required by their existing debts. They also need to arrange for only one fixed payment each month through an ordinary bank transfer from their bank account rather than visit outlets of multiple consumer finance companies. As of March 31, 2005, 54.2% of the borrowers were male, and 48.8% earned less than ¥3 million a year. In addition, a substantial number of our Wide loan customers were former customers for our consumer loans.

     We believe that we can succeed in this niche by combining our experience and skills in credit management of guaranteed small business owner loans with our access to and experience in managing the credit risks of borrowers of consumer loans. Most finance companies do not have this combination of experience, skills and access because they tend to focus only on one of small business loans or consumer loans. Those companies that target consumers typically lack the experience and skills in the provision of guarantees, while those that provide guaranteed loans often do not have sufficient expertise in the management of credit risks of small borrowers or lack access to these borrowers.

     The following table provides information on the total number of Wide loan accounts and the balance of Wide loans per account:

	As of March 31,
	2001	2002	2003	2004	2005
Number of Wide loan accounts	28,607	32,075	36,482	35,126	31,440
Balance of loans per account (in thousands)	¥ 1,670	¥ 1,716	¥ 1,754	¥ 1,636	¥ 1,514

     The following table provides information on advances, recognized on the disbursement date, to our customers of Wide loans:

	Year ended March 31,
	2001	2002	2003	2004	2005
	(in millions)
Advances	¥22,106	¥28,321	¥34,294	¥20,709	¥15,897

     As we do not generally make additional advances under existing Wide loan contracts, almost all advances are to new Wide loan customers, including current customers for our consumer loans, with the balance being made to existing Wide loan customers under new contracts.

     Business Timely Loans

     We extend Business Timely loans, our unguaranteed, unsecured loans made under pre-approved revolving credit lines, to more creditworthy small business owners. Holders of our Business Timely Card may borrow unguaranteed and unsecured Business Timely loans of up to ¥5 million. These loans accounted for 13.2% of our total average loans outstanding for the year ended March 31, 2005.

     Business Timely loans are currently contracted at a fixed interest rate of no greater than 27.01% per year, payable monthly. Customers may prepay their loans at any time without penalty. A Business Timely loan contract is automatically renewed after three years, provided that the borrower is not in default for 16 days or more and has maintained a satisfactory credit standing for at least one year. Furthermore, we conduct a credit assessment of an account holder with four credit lines or more every three months and of an account holder with fewer than four credit lines every year. We may terminate the account for a number of reasons. For example, we may terminate the account if the holder is found to have increased his or her borrowings from other institutions. Although we do not restrict use of Business Timely loans, we believe customers generally use the proceeds to repay existing loans or to obtain working capital. As a general rule, a customer seeking a Business Timely Card may have loans outstanding from only up to two other companies at the time of application. Customers granted a Business Timely Card can request transfer of funds to their account using our automated telephone service on the same or following business day after our approval of the credit line.

     We market Business Timely loans along with our small business owner loans. The provision of Business Timely loans, first introduced in March 2000, allows us to tap into a segment of the consumer finance industry that we believe has been underserved. We market this product to more creditworthy small business owners from whom we do not require a guarantor. As of March 31, 2005, approximately 36.5% of the borrowers earned more than ¥7 million annually, and 66.5% engaged in wholesale, retail and restaurant businesses. These potential borrowers often do not have an immediate need for a loan, but value the security of access to a pre-approved revolving credit line. Of Business Timely Cards issued, 40.0% had outstanding balances as of March 31, 2005.

     The following table shows the total number of Business Timely loan accounts and the average loan balance per Business Timely loan account:

	As of March 31,
	2001	2002	2003	2004	2005
Total number of Business Timely loan accounts	10,673	22,867	25,580	41,723	43,717
Number of Business Timely loan accounts with outstanding balances	6,479	13,239	14,511	16,163	17,493
Balance of loans per account (in thousands)	¥ 1,183	¥ 1,211	¥ 1,192	¥ 1,154	¥ 1,193

     The following table provides information on advances, recognized on the disbursement date, to our customers of Business Timely loans:

	Year ended March 31,
	2001	2002	2003	2004	2005
	(in millions)
Advances to existing customers (including repeat customers)	¥ 5,819	¥ 9,686	¥10,030	¥ 9,613	¥12,455
Advances to new customers	5,384	6,847	4,300	4,323	4,953

Total	¥11,203	¥16,533	¥14,330	¥13,936	¥17,408

     Consumer Loans

     Consumer loans comprised 3.6% of our total average loans outstanding for the year ended March 31, 2005. We extend these unguaranteed revolving loans to individuals in amounts of up to ¥500,000 or, for more creditworthy customers who qualify for our VIP consumer loans, up to ¥1 million. We do not restrict use of proceeds from the loan.

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

     Our consumer loan customers represent a broad range of the Japanese population, but our borrowers are primarily salaried employees, self-employed persons and housewives. As of March 31, 2005, approximately 38.9% were female, while 77.2% earned ¥5 million or less annually.

     In recent years, we have increasingly shifted our resources away from our consumer loan business, because of competition from the major consumer finance companies, which benefit significantly from the scale of their consumer loan operations. As a result of our recent efforts in reallocating our resources, the number of consumer loan accounts has gradually declined. Our total consumer loans outstanding have also been declining since March 31, 2002.

     In line with this strategic shift, pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit for ¥32,697 million. Following the sale, we continue to offer consumer loans to prospective customers, particularly those who are referred to us by our alliance partners, but we expect that our consumer loan business will operate on a substantially reduced scale for the foreseeable future.

     The following table provides information on our total number of consumer loan accounts and the average loan balance per account:

	As of March 31,
	2001	2002	2003	2004	2005
Number of consumer loan accounts	123,200	125,393	106,731	88,809	9,017
Balance of loans per account (in thousands)	¥351	¥368	¥384	¥401	¥314

     Our extension of new credit for consumer loans comprises additional or repeat lending and advances to new customers. The following table shows additional advances to existing customers, including repeat customers, and advances to new customers (all advances are recognized as of the date of disbursement):

	Year ended March 31,
	2001	2002	2003	2004	2005
	(in millions)
Advances to existing customers (including repeat customers)	¥16,733	¥18,410	¥15,581	¥13,376	¥2,808
Advances to new customers	11,477	13,834	7,010	4,162	1,493

Total	¥28,210	¥32,244	¥22,591	¥17,538	¥4,301

     Secured Loans

     Secured loans comprised 6.7% of our total average loans outstanding for the year ended March 31, 2005. These loans are primarily loans to individuals secured by real property or securities. Recently, through the establishment of Real Estate Financial Department in February 2004, loans secured by real property designed for property developers have grown significantly. Proceeds from these loans are primarily used as working capital. We determine the interest rates for these loans on an individual basis, currently ranging between 5.6% and 15.0% per year. We also charge a handling fee of 2% on each of these loans. These loans have a high degree of liquidity and typically mature in a period ranging from one month to two years. The average maturity of secured loans at March 31, 2005 was 1.6 years.

     Other Loans

     Other loans comprised 2.8% of our total average loans outstanding for the year ended March 31, 2005. These loans primarily include installment loans and collateralized lease financing to small and medium-sized businesses through our wholly-owned subsidiary, NIS Lease. The average maturity of other loans at March 31, 2005 was 3.5 years.

     Other Businesses

     We also guarantee loans to customers of third party lenders based on which we generate guarantee fees. We provide credit-guarantee services, including for third party loan transactions, to customers of our affiliates, Shinsei Business Finance Co. Ltd., or Shinsei Business Finance, and Chuo Mitsui Finance Service Co., Ltd., or Chuo Mitsui Finance Service, as well as customers of several third parties. In addition, in December 2004, we started securities business through our wholly-owned subsidiary, NIS Securities.

Loan Servicing

     Our net interest income after provision for loan losses from our loan servicing segment was ¥538 million, or 2.4% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2003, ¥1,311 million, or 5.7% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2004, and ¥2,286 million, or 11.0% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2005. Our net income from our loan servicing segment was ¥208 million, or 4.0% of our consolidated net income for the year ended March 31, 2003, ¥406 million, or 6.7% of our consolidated net income for the year ended March 31, 2004, and ¥1,018 million, or 14.0% of our consolidated net income for the year ended March 31, 2005.

     Mainly through our subsidiary, Nissin Servicer, which commenced its operations in October 2001, we service distressed loans that we purchase from other financial institutions. We seek to renegotiate the terms of these loans with the borrowers and carry and service the loans through their maturities. These loans are normally collateralized or carry personal guarantees. The following table shows information on the aggregate purchase price and aggregate collection amount of the purchased loans:

	Year ended March 31,
	2002 (1)	2003	2004	2005
	(in millions)
Aggregate purchase price of distressed loans	¥18,410	¥4,854	¥4,502	¥16,896
Aggregate collection amount of distressed loans	13,834	2,859	4,538	10,095

(1)	Commenced operations in October 2001.

     As part of our plans to further develop our loan servicing segment, in September 2004, Nissin Servicer listed its shares on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public.

Channels for the Origination, Guarantee and Acquisition of Loans

     We have various loan acquisition channels for the origination and guarantees of loans for our integrated financial service segment and for the acquisition of loans for our loan servicing segment.

Integrated Financial Services

     We have sought to improve our operating efficiency by relying less on costly physical infrastructure. Most of our competitors rapidly spread their physical presence throughout Japan, particularly in the 1990s, with the establishment of networks of automated loan machines and proprietary ATMs. Instead we shifted our focus to eliminate unnecessary physical infrastructure, relying on telephone, loan office and Internet interaction with our customers. More recently, we have diversified our loan acquisition channels by increasingly using the channels of our affiliates and third parties, as we seek new ways to develop our loan business while avoiding deterioration in the credit levels of our customers. To further diversify our business, we also started a loan guarantee business whereby we guarantee loans provided to customers of our affiliates and third parties. The following table shows selected information regarding loans originated through the channels below for our loan business and guarantees of loans provided through the channels below for our loan guarantee business:

	Year ended March 31,
	2003	2004	2005
	(in millions)
Loan origination channels:
Direct channels	¥55,707	¥53,068	¥59,363
Channels of our affiliates (1) (2)	4,682	5,825	4,829
Channels of third parties (1) (2)	8,876	9,075	13,993

	¥69,265	¥67,968	¥78,185

Channels for loans that we guarantee (3):
Direct channels	¥—	¥—	¥—
Channels of our affiliates	177	1,318	3,080
Channels of third parties	1,327	2,301	4,621

	¥1,504	¥3,619	¥7,701

(1)	We acquired through Swan Credit Co., Ltd., or Swan Credit, loans in the amount of ¥306 million for the year ended March 31, 2003, ¥252 million for the year ended March 31, 2004 and ¥173 million for the year ended March 31, 2005. Because Swan Credit was our affiliate for the year ended March 31, 2003, but not for the years ended March 31, 2004 and 2005, we have included the amount of ¥306 million under “Channels of our affiliates” for the year ended March 31, 2003 and the amount of ¥252 million and ¥173 million under “Channels of third parties” for the years ended March 31, 2004 and 2005, respectively.

(2)	We acquired through Ascot Co., Ltd., or Ascot, loans in the amount of ¥731 million for the year ended March 31, 2003, ¥920 million for the year ended March 31, 2004 and ¥467 million for the year ended March 31, 2005. Because Ascot was our affiliate for the years ended March 31, 2003 and 2004, but not for the year ended March 31, 2005, we have included the amount of ¥731 million and ¥920 million under “Channels of our affiliates” for the years ended March 31, 2003 and 2004, respectively, and the amount of ¥467 million under “Channels of third parties” for the year ended March 31, 2005.

(3)	As of March 31 of each of the respective period.

     Channels for Loan Origination

     Direct Channels. The following are our principal direct channels, which have traditionally been and continue to be our most important channels to acquire loans for our loan business:

•	Loan Offices. Our loan offices enable loan applicants and current borrowers to meet with our employees, who provide a full range of services, including disbursement of cash, collection of payments and responses to balance inquiries. Loan offices are generally located near train stations and city centers in buildings owned or used by banks and insurance companies. The total number of loan offices as of March 31, 2005 decreased significantly compared to that as of March 31, 2004, because we have eliminated a substantial number of our general branches following the sale of most of the outstanding balance of our consumer loans to Orient Credit in June 2004 and concentrated our resources in providing loans to small business owners. The following table shows selected information regarding our loan offices:

	As of March 31,
	2001	2002	2003	2004	2005
Total loan offices	67	72	72	70	50
Loan offices dedicated to small business owner loans and Business Timely loans	20	22	22	21	17
Full-time employees	695	859	832	851	818
Full-time employees at loan offices dedicated to small business owner loans and Business Timely loans	158	193	202	187	151

A number of our loan offices specialize in small business owner loans and Business Timely loans in order to target these customers. Over the last several years, we have generally been increasing the number of employees at these specialized loan offices. However, the number of full-time employees at these offices has decreased since March 31, 2003, because we have increased the number of our employees seconded to affiliates and alliance partners. In addition, we established the Real Estate Financial Department in February 2004 to provide loans secured by real property to property developers, and the Central Office Sales Department in July 2004 and the Osaka Sales Department in February 2005 to further enhance our provision of loans to small and medium-sized business owners. We have been increasing the number of employees in these departments.

•	Automated Telephone Service. We primarily serve our Business Timely and consumer loan customers through our automated telephone service, which we call the telephone cashing system. Loan applications through the telephone currently comprise a majority of all applications and all loans extended. After opening an account, customers place a toll-free call and follow pre-recorded instructions on our computer system to receive computerized services such as for balance inquiries and withdrawal of funds up to their authorized limit. These services enhance convenience for our customers by eliminating the need, and for some customers, embarrassment of visiting a loan office or ATM of a consumer finance company. They also greatly reduce the need and costs of personal service from our staff.

     Channels of Our Affiliates. The following are the principal channels of our affiliates we use for our loan business:

•	Shinsei Business Finance. In November 2002, we established Shinsei Business Finance Co., Ltd., or Shinsei Business Finance, as a joint venture with Shinsei Bank, to expand our provision of loans to small business owners. We own a 25% interest in the joint venture.

The amount of loans provided through Shinsei Business Finance was ¥117 million for the year ended March 31, 2003, ¥841 million for the year ended March 31, 2004 and ¥2,339 million for the year ended March 31, 2005.

•	Chuo Mitsui Finance Service. In November 2004, we established Chuo Mitsui Finance Service Co., Ltd., or Chuo Mitsui Finance Service, as a joint venture with The Chuo Mitsui Trust and Banking Co., Ltd., to expand our provision of loans to small business owners. We own a 30% interest in the joint venture. The amount of loans provided through Chuo Mitsui Finance Service was ¥35 million for the year ended March 31, 2005.

•	Webcashing.com. We accept applications for all loan products through our affiliate Webcashing.com Co., Ltd., or Webcashing.com, an online marketing subsidiary of livedoor Co., Ltd. We have a 38% interest in Webcashing.com. Most applications through Webcashing.com are for consumer loans. Although Webcashing.com was formerly our subsidiary, we exchanged 100% of our ownership of Webcashing.com for 17.7% of the equity of i-cf, Inc. in November 2002. In March 2004, i-cf, Inc. transferred its interest in Webcashing.com to livedoor Co., Ltd., from which we subsequently purchased during the same month a 38% interest in Webcashing.com. Webcashing.com engages in a loan marketing business for us and six other finance companies. The amount of loans provided through Webcashing.com was ¥3,528 million for the year ended March 31, 2003, ¥4,064 million for the year ended March 31, 2004 and ¥2,455 million for the year ended March 31, 2005.

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

     Channels for Loans That We Guarantee

     We currently rely exclusively on the channels of our affiliates and a third party to provide loan guarantees.

     Channels of Our Affiliates. The following are the channels of our affiliates we use for our loan guarantee business:

•	Shinsei Business Finance. In addition to acquiring loans through Shinsei Business Finance, we use our credit assessment and credit management expertise to provide guarantees to the loan customers of Shinsei Business Finance. Our outstanding guarantees amounted to ¥177 million as of March 31, 2003, ¥1,318 million as of March 31, 2004 and ¥3,051 million as of March 31, 2005.

•	Chuo Mitsui Finance Service. In addition to acquiring loans through Chuo Mitsui Finance Service, we use our credit assessment and credit management expertise to provide guarantees to the loan customers of Chuo Mitsui Finance Service. Our outstanding guarantees amounted to ¥29 million as of March 31, 2005.

     Channels of Third Parties. Our main third-party channel in providing loan guarantees is through Sanyo Club Co., Ltd., or Sanyo Club. Our outstanding guarantees of loans to customers of Sanyo Club amounted to ¥1,327 million as of March 31, 2003, ¥2,280 million as of March 31, 2004 and ¥4,178 million as of March 31, 2005.

Loan Servicing

     We acquire most of the distressed loans for our loan servicing segment from banks that provide various banking services to us in the ordinary course of business.

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

Small Business Owner Loans, Wide Loans, Business Timely Loans, Consumer Loans

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

     For small business owner loans and Wide loans, within two or three days from a successful initial application, the staff at the local loan office visit the applicant and the guarantor to execute the loan and guarantee agreements and to discuss the consequences of the guarantee provision to ensure that both the applicant and the guarantor know the purpose of the loan and the obligations they separately incur. We have never used blanket guarantees, a practice for which some small business lenders came under widespread social criticism in 1999. A blanket guarantee holds the guarantors liable for all current and future loans of the borrower, even those of which the guarantor is not aware.

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

     Our system can adjust the credit line for any customer who regularly repays and borrows loans under the same agreement. We conduct a credit assessment of an account holder with four credit lines or more every three months and of an account holder with fewer than four credit lines every year. This credit assessment is conducted based on a credit reference on each customer from a credit information center for consumer finance companies. This credit reference, together with our own data, helps us to maintain the customer’s credit level at the most appropriate level.

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

     Each loan office is in charge of collection efforts for a loan account until it is deemed to be a bad loan account. A loan account becomes bad when the borrower has deceased or become bankrupt or a legal proceeding has begun to recover the loan or in the following cases:

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

Secured Loans

     We have not yet experienced any delinquent or charged-off real estate loans provided by our newly established Real Estate Financial Department. As this real estate loan business is new, we are currently in the stage of devising collection procedures for these loans.

Strategic Investments

     We invest in enterprises that have the potential to complement our business strategically whose values are expected to appreciate. Some of these enterprises are our affiliates, and our total initial investments in these affiliates amounted to ¥735 million as of March 31, 2005. The remainder of these enterprises is small enterprises that we view as potential strategic partners, rather than sources of potential capital gains, and our total initial investments in these enterprises amounted to ¥9,019 million as of March 31, 2005. Among these enterprises, Riskmonster.com and Xinhua Finance Limited went public during the year ended March 31, 2005.

Marketing

     We conduct direct telemarketing through our offices specialized in small business owner and Business Timely loans, rather than extensive general marketing campaigns, the typical marketing strategy of the major finance companies. In our experience, local physical presence is important for successful marketing to prospective customers of these loan products.

     While in the past we engaged in more traditional sales promotion techniques to increase our customer base, such as nationwide broadcast advertisements on television, advertisements in weekly magazines, telephone directories and newspapers, circulars in newspapers, leaflets and board advertisements in subways and trains, we currently use these traditional sales promotion techniques on a limited basis only. Since the establishment of Webcashing.com in March 2000, we have devoted marketing resources to less-costly online advertisements, primarily to push the Internet presence of Webcashing.com.

     In addition to serving as another means of customer acquisition, our strategic alliances and joint ventures provide new opportunities to tailor our brand building to different customer segments. For example, we entered into an agency agreement with Shinsei Business Finance pursuant to which our branch offices market the joint venture’s products. In addition, we also seconded our employees to Shinsei Business Finance, as well as Chuo Mitsui Finance Service, to handle marketing to new customers and guarantee loans extended by these companies, and refer to us unsuccessful customers which are potential customers for our loan products, such as small business owner loans or Business Timely loans.

Technology

Branch and Office Network

     The application and e-mail servers in our branches and offices are connected through dedicated lines. We outsource our maintenance and operation work on the networks to an NEC affiliate.

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

Competition

Consumer and Business Owner Finance Industry

     Japan’s consumer and business owner finance industry is becoming increasingly competitive. In the past, the country’s financial system was more strictly regulated. In recent years, however, the Financial Services Agency, or FSA, and other government bodies have taken steps to deregulate the financial system and allow increased competition. For instance, the barriers that once prevented banks from entering the consumer finance industry, including provisions of the Banking Law of Japan and other related legislation and guidelines, have been gradually reduced in recent years. While banks themselves continue to lack access to a database on credit information available to consumer finance companies and credit card companies, they may now own consumer finance subsidiaries that can access the database, an invaluable resource for success in the industry. As a result, we expect to face additional competition not only from existing competitors but also from banks and new market entrants in the future. Our current and potential competitors include:

•	foreign financial institutions, a number of which have been entering the Japanese finance industry, such as GE Capital through its acquisition of Lake;

•	large Japanese consumer finance companies, including Takefuji, Acom, Promise, and Aiful, which continue to seek greater market shares of the consumer finance market through extensive marketing, and medium-sized consumer finance companies, such as Shinki and Credia;

•	Japanese banks and other financial institutions expanding out of their traditional markets, particularly by forming joint ventures and alliances with consumer finance companies, including Sumitomo Mitsui Banking Corporation through its establishment of At-Loan and an alliance and shareholding agreement with Promise, UFJ Bank through its establishment of Mobit, The Bank of Tokyo Mitsubishi through DC Cash One and an alliance and shareholding agreement with Acom, and The Sumitomo Trust and Banking through Businext;

•	credit card companies, particularly overseas companies such as MasterCard, which have formed distribution relationships with Acom and Aic and increasingly offer credit cards in Japan as revolving loans, rather than simply to finance consumption by individuals; and

•	non-financial institutions, an increasing number of which are entering the consumer finance industry through acquisitions, including Hankyu Corporation, a railway company, that provides consumer credit services through Station Finance, and IT companies including Rakuten and livedoor, that provide consumer credit services through Rakuten Credit and livedoor Credit, respectively.

     We compete in our market on the basis of interest rates, speed and effectiveness of credit assessment and credit risk management, product mix, ability to identify and maintain relationships with strategic partners for customer referrals, brand recognition, location and network of offices and marketing.

Loan Servicing Industry

     We compete in the Japanese loan servicing industry through our subsidiary, Nissin Servicer. The industry has grown rapidly in the last few years due to the accelerated disposal of nonperforming loans by Japanese financial institutions. However, the competition is also intensifying as the number of entrants into the industry increased, resulting in increased prices of distressed loans. According to the Ministry of Justice, as of March 31, 2005, 91 companies were registered as licensed servicing companies, of which we believe eight are affiliated with consumer finance or small business owner loan companies. Our current and potential competitors include the Japanese financial institutions that have obtained or may obtain a license to operate in the loan servicing market. We compete in this market on the basis of ability of identify loan servicing opportunities, the purchase price we offer, loan servicing capability, effectiveness of credit assessment and credit risk management and brand recognition.

Regulation

The Moneylending Business Restriction Law, Contributions Law and Interest Rate Restriction Law

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

     The Financial Services Agency of Japan, or the FSA, has also released administrative guidelines, or FSA Guidelines, to clarify the administrative application, business practices and supervision procedures of the Moneylending Business Restriction Law.

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

     Under the Contributions Law, no person in the moneylending business may charge interest at a rate exceeding 29.2% per year. Charging or receiving interest at a rate exceeding 29.2% per year is subject to criminal penalty. The violation of the maximum interest rate is subject to a criminal sanction of imprisonment of 5 years or less and/or penalty of ¥10 million or less, in the case of an individual, and ¥30 million or less, in the case of a corporation. Pursuant to the proposed amendments to the Contributions Law currently being discussed at the Japanese Diet, the Japanese government is expected to review the maximum interest rate legally chargeable around January 2007, in consideration of funding circumstances, economic and financial conditions and business practices of moneylenders.

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

     Previously virtually no borrowers refused to pay interest in excess of the Interest Rate Restriction Law. More recently, the number of borrowers who refuse to pay or request refunds has increased, largely due to increases in the number of individuals in Japan experiencing financial difficulties as a result of ongoing economic difficulties in Japan. When a borrower exercises its legal right to refuse to pay interest in excess of the Interest Rate Restriction Law, the entire unpaid balance of the loan, and any unpaid interest excluding the unpaid excess interest, becomes immediately due and payable in accordance with the terms of our contractual loan agreements. Borrowers who fail to repay the unpaid balance of the loan, including any unpaid interest due, excluding the unpaid excess interest portion, are subject to the general collection procedures applicable to all borrowers discussed in “Business — Collection.” We do not extend additional credit to borrowers who have refused to make interest rate payments. On occasion, we negotiate refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. For the year ended March 31, 2005, we agreed to return the excess interest payments totaling approximately ¥190 million with respect to 443 borrowers, compared with return the excess interest payments totaling approximately ¥134 million with respect to 425 borrowers for the year ended March 31, 2004 and return of excess interest payments totaling approximately ¥72 million with respect to 244 borrowers for the year ended March 31, 2003. The effect of the returned payments has been immaterial to our results of operations.

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

Servicer Law

     With the purpose of protecting borrowers from unfair collection practices, the Practicing Attorney Law (the “Attorney Law”) stipulates that no person other than a qualified attorney can engage in providing legal services or acquiring claims in order to enforce them against debtors. In February 1999, the Law on Debt Servicing Business by Servicing Companies (the “Servicer Law”) was enforced in order to facilitate third-party debt servicing for performing and nonperforming loans of financial institutions and to deal effectively with the sale, liquidation, and servicing of their bad loans.

     The Servicer Law requires a minimum capital of ¥500 million for a company to be licensed by the Minister of Justice to conduct third-party servicing. In addition, to make this law consistent with the provisions of the Attorney Law, at least one attorney must be appointed as a director of a licensed debt servicing company.

     The Servicer Law, as amended in September 2001, covers a range of financial assets specified in the law, including:

•	loan receivables held by financial institutions (including banks, insurance companies and finance companies licensed under the Moneylending Business Restriction Law and other miscellaneous financial entities), money claims under the Securitization Law, and other claims as set out by cabinet orders; and

•	loan receivables under bankruptcy or rehabilitation proceedings and loan receivables which are securitized through special purpose vehicles.

     A licensed servicer is entitled to manage and collect receivables in relation to the above claims on behalf of its clients or its own account. A servicer is also able to engage in real estate transactions in connection with secured loans. According to the Ministry of Justice, as of March 31, 2005, there were 91 licensed servicing companies in Japan.

The Law on Protection of Personal Information

     The sections relevant to private business enterprises of the Law on Protection of Personal Information (the “Personal Information Protection Law”) came into effect on April 1, 2005. The new sections of the Law clarify the legal duty of a business to protect personal information by setting out basic principles for a proper treatment of such information. The Personal Information Protection Law applies to information concerning individuals and does not extend to corporations.

     The Guidelines issued by several governmental authorities have supplemented the Personal Information Protection Law. The Guidelines concerning Protection of Personal Information in Financial Area issued by the FSA govern money-lending business. Industry associations have established guidelines for their member organizations, detailing how such organizations must comply with the Personal Information Protection Law.

     Personal information, as defined by the Personal Information Protection Law, is any information that distinguishes a living individual from another living individual. This includes a person’s name, address, birth date, birthplace, phone number, financial history, employment history, academic history and occupation. The Personal Information Protection Law applies to personal information-handling enterprises, or data collectors, defined as persons that use databases that contain the personal information of 5,000 or more people. A personal information database is defined as a collection of information, which is systematically arranged to conduct searches.

     The Personal Information Protection Law provides the following general restrictions on the use of personal information:

•	the purpose of the use of information must be specified as much as possible;

•	personal information may not be obtained through fraud or by other illegal means;

•	upon acquiring the personal information, the use of information must be notified to the relevant individual or published;

•	personal information collected should be relevant to the purposes for which it is to be used and, to the extent necessary for those purposes, should be accurate and kept up to date;

•	to prevent loss, unauthorized access, destruction, use, modification or disclosure of personal information, security safeguards must be implemented;

•	personal data may not be disclosed or made available to third parties without the prior consent of the individual to whom the personal information relates; and

•	the purpose of use of all personal data and the procedures of amendment, suspensions, etc., of the use or deletion of personal data must be made available to the individual to whom the personal information relates; and

•	corresponding to a person’s requests to control his or her personal information, including amendment, suspension of the use or deletion of his or her personal data.

     Data collectors must deal adequately and promptly with complaints regarding their use of personal information. For example, a data collector is expected to appoint a person who is responsible for customer information, and establish complaint hotlines. If data collectors violate their duty by disregarding the competent minister’s orders, they may be subject to imprisonment not exceeding six months, or a fine not exceeding ¥300,000.

Properties

     Our head office in Tokyo, Japan occupies 2,031.38 square meters of office space, and our head office in Matsuyama, Ehime, occupies 1,986.38 square meters of office space on 642.78 square meters of land. We lease the Tokyo Head Office space and own the Matsuyama Head Office space. We lease most of our 50 loan offices, located throughout Japan. More than half of our loan offices operate in the metropolitan regions surrounding Tokyo and Osaka.

Legal Proceedings

     We are not a party to any material legal proceedings.

C. Organizational Structure.

     The table below provides information about our principal subsidiaries, all of which were incorporated under the laws of Japan, except for Matsuyama Nissin Investment & Consulting, which was incorporated under the laws of China:

	Shares and voting
	rights held by us,
	directly or
Name	indirectly	Principal business
Nissin Servicer Co., Ltd.	75.9%	Loan servicing business
NIS Lease Co., Ltd. (1)	100.0	Leasing business
NIS Property Co., Ltd. (1)	100.0	Real estate-related business
Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd. (2)	100.0	Consulting business
NIS Securities Co., Ltd. (3)	100.0	Securities business

(1)	Prior to June 22, 2004, NIS Property Co., Ltd., was named Nissin Credit Guarantee Co., Ltd. and its principal business was providing credit guarantees. On June 15, 2004, Nissin Guarantee Co., Ltd. transferred its credit guarantee business operations to NIS Lease Co., Ltd.

(2)	Established on July 9, 2004.

(3)	Acquired on December 3, 2004, and changed its name from Yamagen Securities Co., Ltd. on May 1, 2005.

D. Property, Plants and Equipment.

     The information required by this item is provided in Item 4.B of this annual report on Form 20-F.

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

Overview

     We are primarily engaged in the business of providing small unsecured loans to individuals in Japan, including small business owners and consumers. Most of our income comes from interest income on loans receivable from this business, which comprises our integrated financial services segment. We also acquire non-performing debts from banks and other financial institutions in Japan and service such non-performing debts as part of our loan servicing segment.

     Our net interest income after provision for loan losses was ¥22,562 million for the year ended March 31, 2003, ¥22,922 million for the year ended March 31, 2004 and ¥20,820 million for the year ended March 31, 2005. Over the last three years, we have been strategically shifting away from consumer loans and concentrating our resources on providing financial services to small and medium-sized business owners. Although the growth of our loan servicing business, full-scale operations of the leasing business and decline of our interest expense counterbalanced the slowdown in the growth of our loan portfolio, the sale of most of the outstanding balance of our consumer loans in June 2004 has contributed to a significant decrease in our interest income from loans receivable, as a result of which our net interest income after provision for loan losses has decreased.

     Our net income was ¥5,176 million for the year ended March 31, 2003, ¥6,077 million for the year ended March 31, 2004 and ¥7,262 million for the year ended March 31, 2005. Our net income has increased steadily, despite the recent declining trend in our net interest income after provision for loan losses. Increased net income reflected the change in the mix of our operating assets portfolio, as well as our efforts to contain the growth of our non-interest expenses.

Integrated Financial Services

     We categorize our loans in our integrated financial services into the following five primary categories:

•	Small Business Owner Loans. Small business owner loans are primarily unsecured loans to self-employed individuals guaranteed by one or more guarantors. In recent years, despite a slight decrease in the number of customer accounts between March 31, 2004 and March 31, 2005, the amount of total small business owner loans outstanding has increased, primarily as a result of our active promotion of these loans through the direct telemarketing efforts of our offices specializing in small business owner loans and Business Timely loans, and newly established Central Office Sales Department and Osaka Sales Department, as well as through referrals from our strategic alliance partners. Interest income derived from small business owner loans has contributed significantly to our total interest income.

•	Wide Loans. Wide loans are unsecured loans for which the proceeds are used to consolidate individual debts which are guaranteed by one or more guarantors. In recent years, the amount of total Wide loans outstanding, the number of customer accounts, as well as interest income from Wide loans has decreased, primarily as a result of a strategic shift over the last several years toward promotion of financial services to small and medium-sized business owners.

•	Business Timely Loans. Business Timely loans are unguaranteed, unsecured loans to individual small business owners pursuant to revolving lines of credit. In recent years, the amount of total Business Timely loans outstanding, the number of customer accounts, as well as interest income from Business Timely loans has increased, primarily as a result of our active promotion of these loans through the direct telemarketing efforts of our offices specializing in small business owner loans and Business Timely loans, and newly established Central Office Sales Department and Osaka Sales Department.

•	Consumer Loans. Consumer loans are unguaranteed, unsecured loans to individuals. In line with a strategic shift over the last several years toward promotion of financial services to small and medium-sized business owners, pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit for ¥32,697 million. See “— Factors Affecting Our Financial Results — Sales of Consumer Loans” below for a further discussion.

•	Secured Loans. Secured loans are conventionally loans secured by real property or securities to individuals. Recently, secured loans portfolio have grown significantly, reflecting our active promotion of loans secured by real property through the sales and marketing efforts of our Real Estate Financial Department, which was established in February 2004. Proceeds from these loans are primarily used as working capital designed for property developers.

     In addition, NIS Lease, a subsidiary, commenced full-scale leasing operations in February 2004. As a result, we expect our lease receivables and installment loans outstanding to grow, and to continue growing in the short to medium term.

     Further, we continue to develop our credit enhancement program through providing loan guarantees to affiliates and third parties.

     The following table provides information on the average balance of loans outstanding for each of the years indicated for each of our main product categories and the percentage of total average loans outstanding represented by each loan category:

	Year ended March 31,
	2003		2004		2005
	(in millions except percentages)
Small business owner loans	¥45,311	26.9%	¥55,647	31.6%	¥56,964	38.3%
Wide loans	59,743	35.4	61,592	34.9	52,722	35.4
Business Timely loans	17,256	10.2	17,909	10.2	19,687	13.2
Consumer loans	45,093	26.7	38,600	21.9	5,296	3.6
Secured loans	1,252	0.8	2,235	1.3	9,976	6.7
Other loans	13	0.0	261	0.1	4,166	2.8

Total average balance of loans outstanding	¥168,668	100.0%	¥176,244	100.0%	¥148,811	100.0%

(1)	Pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit for ¥32,697 million.

     The following table shows the interest income from loans and the percentage of our total interest income from loans derived from each major category of loans for the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003		2004		2005
	(in millions except percentages)
Small business owner loans	¥9,719	25.2%	¥11,378	29.9%	¥11,125	38.0%
Wide loans	13,150	34.2	12,829	33.7	10,363	35.4
Business Timely loans	4,515	11.7	4,590	12.1	4,924	16.8
Consumer loans	11,677	30.3	9,750	25.7	1,965	6.7
Secured loans	201	0.5	205	0.5	960	3.3
Other loans	4	0.0	35	0.1	501	1.7

Total interest revenue from loans receivable	39,266	101.9	38,787	102.0	29,838	101.9
Less amortization of loan origination costs	(747)	(1.9)	(751)	(2.0)	(540)	(1.9)

Interest income from loans receivable	¥38,519	100.0%	¥38,036	100.0%	¥29,298	100.0%

Loan Servicing

     Through our subsidiary, Nissin Servicer, we mainly service distressed loans that we purchased from third-party financial institutions for our own portfolio. The table below shows the aggregate purchase price and aggregate collection amount of distressed loans for the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003	2004	2005
	(in millions)
Aggregate purchase price of distressed loans	¥4,854	¥4,502	¥16,896
Aggregate collection amount of distressed loans	2,859	4,538	10,095

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

     Loan Portfolio Size. Our loan portfolio grew steadily in recent years until June 2004, at which time we sold most of the outstanding balance of our consumer loans to a third party. See “— Factors Affecting Our Financial Results — Sales of Consumer Loans” below. Recently, despite the growth in the amount of loans outstanding for our small business owner loans, Business Timely loans and secured loans, the decline in the amount of loans outstanding for our Wide loans and, as a result of the sale, consumer loans, has contributed to a significant decline in our loan portfolio. Over the recent years, balances per account for our small business owner loans and secured loans have generally increased and balances per account for our Business Timely loans have remained steady, although balances per account for our Wide loans and consumer loans have decreased. For additional information on account numbers and balances per account, see “Our Products” in Item 4.B of this annual report on Form 20-F. We believe that the number of customers and our portfolio size for our small business owner loans, Business Timely loans and secured loans will increase as a result of expanded customer acquisition channels for our loans, including our newly established Central Office Sales Department, Osaka Sales Department and Real Estate Financial Department, our referral arrangements with other financial service providers and the overall demand for small and medium-sized business owner financing in Japan. While the total loan portfolio size decreased for the year ended March 31, 2005 as a result of the sale of most of the outstanding balance of our consumer loans, we believe that our loan portfolio will resume growth over the medium to long term reflecting the continuing growth in our portfolio of small business owner loans, Business Timely loans and secured loans.

     Interest Rates. We determine the interest rates we charge on our loans based on factors including competition from other lenders, legal restrictions on interest rates as discussed under “Regulation — The Moneylending Business Restriction Law, Contributions Law and Interest Rate Restriction Law” in Item 4.B of this annual report on Form 20-F and the willingness of our customers to borrow at the interest rates we charge. The weighted period-end average contractual interest rate on our outstanding loans has been decreasing gradually, from 25.3% at March 31, 2003, to 24.0% at March 31, 2004 and to 22.1% at March 31, 2005. The weighted period-end average is determined by calculating the average interest rate for each of our loan products on the period-end date, weighting these rates by the proportion of total loans outstanding represented by the loan category on this date, and averaging these weighted interest rates. We last lowered the contractual interest rate on each of our major loan products by 0.73% during the year ended March 31, 2002, but did not reduce the rate further during the years ended March 31, 2003, 2004 and 2005. However, the gradual decrease mainly reflects interest rate-based competition in the consumer finance industry as well as the growth of our small business owner loans and secured loans, which carry lower interest rates than our consumer loans. In addition to the above factors, the sale of most of the outstanding balance of our consumer loans in June 2004 contributed to a further decrease in the weighted period-end average contractual interest rate on our outstanding loans as of March 31, 2005.

     Interest Expense. Our interest expense fluctuates with changes in market interest rates, market conditions, the mix of our funding sources, the amount of our borrowings and our credit ratings.

•	Market Interest Rates and Market Conditions. In recent periods, we have benefited from the extremely low interest rate environment in Japan created by government policies intended to combat ongoing economic weakness. The weighted period-end average rate of long-term borrowings was 2.4% at March 31, 2003, 2.3% at March 31, 2004 and 1.9% at March 31, 2005. The weighted period-end average rate of short-term borrowings was 1.7% at March 31, 2003, 1.3% at March 31, 2004 and 1.2% at March 31, 2005.

•	Mix of Our Funding Sources and Credit Ratings. Beginning in the year ended March 31, 2000, when legal restrictions on debt issuances to fund our lending business were eliminated, we have increased our borrowings through debt issuances relative to bank loans, which had previously accounted for substantially all of our borrowings. To the extent that debt issuances have been available to us, we have benefited from their typically lower funding costs than those of bank loans. At March 31, 2000, debt issuances represented approximately 13.9% of our total borrowings. This percentage was 33.0% at March 31, 2001, 38.1% at March 31, 2002, 30.8% at March 31, 2003, 32.0% at March 31, 2004 and 22.6% at March 31, 2005. The percentages as of March 31, 2003, 2004 and 2005 reflect our asset backed commercial paper, which we began issuing in October 2002. The significant decline in the amount of debt issuances as a percentage of our total borrowings between March 31, 2002 and 2003 is principally attributable to the increased difficulty we experienced in seeking funding from the debt markets following the recent downgrades of the credit ratings of consumer finance companies, including us, by rating agencies. Nonetheless, the effect of the smaller percentages of our debt issuances as compared to that of March 31, 2002 has been partly offset by the gradual decline in the interest rates that banks charge us in recent years. While the downgrades have harmed our ability to tap the debt markets, our current intention, subject to market conditions and other uncertainties, is to increase our proportion of direct financing to around 40%. In addition, the decline in the amount of debt issuances as a percentage of our total borrowings between March 31, 2004 and 2005 is principally attributable to a net decrease in bonds as our capital requirement decreased as a result of the sale of most of the outstanding balance of our consumer loans.

•	Amount of Our Borrowings. To the extent that the size of our loan portfolio grows, we rely primarily on borrowings to finance the growth of the portfolio. We expect the amount of borrowings to increase in the near term, reflecting the expected growth of our loan portfolio.

     Loan Servicing

     Our net interest income from loan servicing is our interest income minus our interest expense from purchased loans. The factors that affect our interest expense in our loan servicing segment are largely identical to those affecting our integrated financial service segment. However, the principal determinants of our total interest income in our loan servicing segment differ significantly from those affecting our integrated financial service segment. The principal determinants of interest income from loan servicing are the amount of purchased loans in our portfolio, our ability to service distressed loans, including through negotiation with the borrowers and restructuring of the loan terms, and the prices at which we purchase the distressed loans. Because we generally do not recognize interest income on a distressed loan until we fully recover the purchase cost, our recognition of interest income may be significantly delayed compared to the recognition of interest income for our integrated financial services. See “— Critical Accounting Policies — Purchased Loans Receivable and Revenue Recognition.” Also, due to increasing competition in this market, which has created an upward pressure on the purchase prices for the distressed loans, we expect our interest income from purchased loans as a percentage of the amount of our purchased loans to decrease over the long term.

Provisions for Loan Losses

     Our provisions for loan losses are allocations made each period to our existing allowance for loan losses. Our allowances for possible loan losses are based upon our estimates of probable uncollectable loan losses from known and inherent risks in our loan portfolio. We determine these allowances based upon various factors including the status and risk profile of the borrower and, if applicable, guarantor, economic conditions, unemployment rates, bankruptcy cases and our historical loss experience. Increases to our allowance are made by charges to our provision for loan losses. Recoveries of previously charged-off amounts are deducted from our provision for loan losses for the year in which the recoveries occur. Based upon our estimated allowance needs, we then supplement the remaining balance through provisions for loan losses. Our provisions for loan losses have been increasing in recent periods until the year ended March 31, 2005, during which we sold most of the outstanding balance of our consumer loans to a third party. See “— Sales of Consumer Loans” below. The increases in our provision for loan losses before the sale generally reflected the growth in the amount of our total loans outstanding and the amount of charge-offs as a result of increases in the number of defaults, reflecting the difficult economic environment in Japan. Also, our provision for loan losses in any given fiscal year depended partly on the adequacy of our allowance for loan losses for the previous fiscal year, as we must make up for any such inadequacy, if any, with increased provision for loan losses in the following fiscal year. To the extent that our provision for loan losses increase, it signifies the increasing risk that our loan portfolio carries. Additional detail on provisions for loan losses for our various loan products is included below under “Allowance for Loan Losses, Charge-offs and Provisions for Loan Losses.”

Non-interest Expense

     The most significant components of our non-interest expense are salaries and employee benefits, occupancy, furniture and equipment, and other general and administrative expenses.

•	Salaries and Employee Benefits. Our salaries and employee benefits depend on the number of our employees and the compensation and benefits we provide to each employee. The number of full-time employees increased from 832 at March 31, 2003 to 851 at March 31, 2004, but decreased to 818 at March 31, 2005. Also, beginning April 1, 2002, we increased the amount of cash compensation to each employee to make up for the reduction in the rent subsidy we provide to the employees who live in the housing units we lease. Our salaries and employee benefits decreased slightly during the year ended March 31, 2005, reflecting a significant reduction in the scale of our consumer loan business due to the sale of most of the outstanding balance of our consumer loans to a third-party. However, to the extent that our operational scale increases over the medium to long term, we expect our salaries and employee benefits to continue to increase in the medium to long term.

•	Occupancy, Furniture and Equipment. Our expense in connection with our occupancy, furniture and equipment depends largely on the number of our loan and other offices and branches and the associated rents. The number of loan offices was 72 at March 31, 2003, decreased to 70 at March 31, 2004 and to 50 at March 31, 2005. However, we expect our office rents to remain stable as we have no plan to significantly expand the number of offices in the short term.

•	Other General and Administrative Expenses. The major items in our other general and administrative expense include communication expenses, taxes and duties, travel and transportation expenses, recruiting expenses and commission fees. Although we continue to make efforts to reduce operational inefficiencies, we expect our other general and administrative expenses as a percentage of our non-interest expenses to increase in short term reflecting the increase in our recruiting expenses and commission fees, and the growth in the activities of our subsidiaries.

     Non-interest expense also includes advertising expenses, net losses on sale and impairment of long-lived assets, minority interests and other expenses. We recognized an impairment of investment in affiliates for the year ended March 31, 2003, but not for the years ended March 31, 2004 and 2005. Our advertising expenses remained at low levels for each of the past three fiscal years in line with the increasing importance of referrals. However, we expect our advertising expenses to increase in short to medium term reflecting the increases in internet-related advertisements.

Sales of Consumer Loans

     In June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans to Orient Credit for ¥32,697 million. The effect of this sale was a decrease in our interest income and net interest income after provision for loan losses for the year ended March 31, 2005, as compared to what our results would have been without the sale. However, our net income increased slightly for the year ended March 31, 2005, as compared to what our net income would have been without the sale because the reduction of expenses associated with our consumer loan business, such as loan loss-related expenses and non-interest expenses offset the decline in our interest income. In addition, for the year ended March 31, 2005, we recognized a non-interest gain as a result of the sale. Following the sale, we continue to offer consumer loans to prospective customers, particularly those who are referred to us by our alliance partners, but we expect that our consumer loan business will operate at a substantially reduced scale for the foreseeable future.

Results of Operations

Consolidated Information

     The following table shows selected income statement data in yen amounts and as percentages of total interest income for the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003		2004		2005
	(in millions except percentages)
Total interest income	¥39,234	100.0%	¥40,107	100.0%	¥32,555	100.0%
Total interest expense	3,984	10.2	3,724	9.3	3,159	9.7

Net interest income	35,250	89.8	36,383	90.7	29,396	90.3
Provision for loan losses, net	12,688	32.3	13,461	33.6	8,576	26.3

Net interest income after provision for loan losses	22,562	57.5	22,922	57.1	20,820	64.0

Total non-interest income	837	2.1	730	1.8	5,984	18.4

Non-interest expense:
Salaries and employee benefits	6,233	15.9	6,735	16.8	6,521	20.0
Occupancy, furniture and equipment	2,190	5.6	2,060	5.1	2,395	7.4
Advertising	449	1.1	218	0.6	332	1.0
Other general and administrative expenses	4,380	11.1	3,349	8.3	4,869	15.0
Losses on sale and impairment of long-lived assets, net	225	0.6	530	1.3	94	0.3
Impairment of investment in affiliates	683	1.7	—	—	—	—
Other	124	0.3	97	0.2	493	1.5
Minority interests	15	0.1	4	0.0	192	0.6

Total non-interest expense	14,299	36.4	12,993	32.3	14,896	45.8

Income before income taxes	9,100	23.2	10,659	26.6	11,908	36.6

Income taxes	3,924	10.0	4,582	11.4	4,646	14.3

Net income	¥5,176	13.2%	¥6,077	15.2%	¥7,262	22.3%

Segment Information

     For financial reporting purposes, we operate under the integrated financial services segment and the loan servicing segment. The integrated financial services segment includes small business owner, Wide, Business Timely, consumer, secured and other loans. In the loan servicing segment, Nissin Servicer mainly acquires and services non-performing debts from banks and financial institutions in Japan.

The loan servicing segment is operated as a separate segment for financial reporting purposes. The integrated financial services segment also includes our leasing and securities businesses as these are currently insignificant and do not give rise to separate reporting for financial statements purposes. We currently conduct our operating activities mainly in Japan. We have recently begun activities in China, but these are currently insignificant. The following tables show selected segment information for the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003
	Integrated	Loan
	financial services	servicing	Total
	(in millions)
Total interest income	¥38,520	¥714	¥39,234
Total interest expense	3,951	33	3,984
Provision for loan losses, net	12,545	143	12,688
Net income	4,968	208	5,176

	Year ended March 31,
	2004
	Integrated	Loan
	financial services	servicing	Total
	(in millions)
Total interest income	¥38,038	¥2,069	¥40,107
Total interest expense	3,603	121	3,724
Provision for loan losses, net	12,824	637	13,461
Net income	5,671	406	6,077

	Year ended March 31,
	2005
	Integrated	Loan
	financial services	servicing	Total
	(in millions)
Total interest income	¥29,299	¥3,256	¥32,555
Total interest expense	3,006	153	3,159
Provision for loan losses, net	7,759	817	8,576
Net income	6,244	1,018	7,262

Year Ended March 31, 2005, Compared to Year Ended March 31, 2004

     Total Interest Income

     Total interest income for the year ended March 31, 2005 was ¥32,555 million, a decrease of ¥7,552 million, or 18.8%, from ¥40,107 million for the previous fiscal year.

     Integrated Financial Services. Interest income from loans receivable was ¥29,298 million, a decrease of ¥8,738 million, or 23.0%, as compared to ¥38,036 million for the previous year. This was primarily due to a decrease in the average balance of our loans outstanding which amounted to ¥148,811 million for the year ended March 31, 2005 as compared to ¥176,244 million for the previous fiscal year. This decrease reflected the sale of most of the outstanding balance of our consumer loans in June 2004, and a decrease in the weighted period-end average contractual interest rate on our loans outstanding from 24.0% at March 31, 2004 to 22.1% at March 31, 2005. The decrease in this rate reflected the growing share of small business owner loans and secured loans in our loan portfolio, which carry lower interest rates than consumer loans.

     The decrease in the average balance of our loans outstanding was led by a decrease in our average balance of consumer loans of ¥33,304 million, or 86.3%, to ¥5,296 million for the year ended March 31, 2005 compared to ¥38,600 million for the previous fiscal year, and a decrease in our average balance of Wide loans of ¥8,870 million, or 14.4%, to ¥52,722 million for the year ended March 31, 2005 compared to ¥61,592 million for the previous fiscal year. This decrease is despite an increase in our average balance of small business owner loans of ¥1,317 million, or 2.4%, to ¥56,964 million for the year ended March 31, 2005 compared to ¥55,647 million for the previous fiscal year, an increase in our average balance of Business Timely loans of ¥1,778 million, or 9.9%, to ¥19,687 million for the year ended March 31, 2005 compared to ¥17,909 million for the previous fiscal year, and an increase in our average balance of secured loans of ¥7,741 million, or 346.4%, to ¥9,976 million for the year ended March 31, 2005 compared to ¥2,235 million for the previous fiscal year.

     Despite increased customer acquisition efforts and customer acquisition channels mainly through referral relationships with financial service providers and significant growth in our secured loans, the average balance of our loans outstanding has decreased primarily as a result of the sale of most of the outstanding balance of our consumer loans in June 2004. The balance of loans outstanding derived from referral relationships, including with our affiliates, as of March 31, 2005 was ¥32,290 million, or 20.8% of our balance of loans outstanding as of the same date, and we expect that percentage to increase in future periods as we increase our dependence on referral relationships.

     Loan Servicing. Interest income from purchased loans amounted to ¥3,255 million for the year ended March 31, 2005, an increase of ¥1,186 million, or 57.3%, as compared to ¥2,069 million for the previous fiscal year. This increase was principally due to the rapid growth of our loan servicing business through our subsidiary Nissin Servicer.

     Total Interest Expense

     Total interest expense for the year ended March 31, 2005 decreased by ¥565 million, or 15.2%, to ¥3,159 million from ¥3,724 million for the previous fiscal year. The decrease in total interest expense reflected our efforts in negotiating improved borrowing terms, particularly from banks, which reduced our weighted period-end average rate of long-term borrowings from 2.3% as of March 31, 2004 to 1.9% as of March 31, 2005. Further, this decrease was also contributed by the decrease in our average balance of borrowings for the year ended March 31, 2005 of ¥13,495 million, or 9.2%, to ¥132,961 million from ¥146,456 million for the previous fiscal year, reflecting our reduced capital requirement for loan originations following the decrease in our average balance of loans outstanding.

     Net Interest Income

     As a result of the decrease in our total interest income and the decrease in our total interest expense, net interest income for the year ended March 31, 2005 decreased by ¥6,987 million, or 19.2%, to ¥29,396 million from ¥36,383 million for the previous fiscal year.

     Net Interest Income After Provision for Loan Losses

     Net interest income after provision for loan losses for the year ended March 31, 2005 decreased by ¥2,102 million, or 9.2%, to ¥20,820 million from ¥22,922 million for the previous fiscal year. Net provision for loan losses decreased by ¥4,885 million, or 36.3%, to ¥8,576 million for the year ended March 31, 2005, compared to ¥13,461 million for the previous fiscal year. Provision for loan losses as a percentage of total interest income decreased from 33.6% for the previous fiscal year to 26.3% for the year ended March 31, 2005. The decrease in our provision for loan losses reflects the sale of most of the outstanding balance of our consumer loans in June 2004, despite an increase in loan defaults which reflects the difficult economic environment in Japan. The allowance for loan losses as a percentage of total loans outstanding declined from 7.54% at March 31, 2004 to 6.46% at March 31, 2005 resulting from the sale. This reduction was partially offset by increased allowance for loan losses caused by concerns over the Japanese economy. We expect the number of loan defaults to continue to increase, given the current economic conditions in Japan.

     Total Non-interest Income

     Total non-interest income increased by ¥5,254 million, or 719.7%, to ¥5,984 million for the year ended March 31, 2005 from ¥730 million for the previous fiscal year. The increase resulted primarily from a gain on sale of our consumer loans of ¥3,327 million. Further, net gain on sales of subsidiaries and affiliates increased by ¥669 million, or 99.9%, to ¥1,339 million for the year ended March 31, 2005 from ¥670 million for the previous fiscal year, which reflected a gain on equity interest in Nissin Servicer in conjunction with its listing on the Mothers market of the Tokyo Stock Exchange. Net guarantee fees received increased by ¥204 million, or 180.5%, to ¥317 million for the year ended March 31, 2005 from ¥113 million for the previous fiscal year, which reflected the developments in our guarantee business. Revenue from property for sale of ¥477 million and operation support fees received in connection with the sale of loans receivable of ¥392 million, which were included in rents, dividends and other, also contributed to this increase. These contributing factors were partially offset by an increase in net losses on sale and impairment of investment securities of ¥245 million, or 91.4%, to ¥513 million for the year ended March 31, 2005 from ¥268 million for the previous fiscal year.

     Total Non-interest Expense

     Total non-interest expense increased by ¥1,903 million, or 14.6%, to ¥14,896 million for the year ended March 31, 2005 from ¥12,993 million for the previous fiscal year. The increase resulted primarily from increases in the operations of our subsidiaries, which contributed to increases in our selling, general and administrative expenses of ¥1,755 million, or 14.2%, to ¥14,117 million for the year ended March 31, 2005 from ¥12,362 million for the previous fiscal year, which reflected increases in expenses such as occupancy, furniture and equipment, advertising costs, costs of operating leases, and taxes and duties. Further, income transferred to minority interests increased by ¥188 million, to ¥192 million for the year ended March 31, 2005 from ¥4 million for the previous fiscal year, which reflected increases in net income of Nissin Servicer. These contributing factors were partially offset by a decrease in losses on sale and impairment of long-lived assets of ¥436 million, or 82.3%, to ¥94 million for the year ended March 31, 2005 from ¥530 million for the previous fiscal year.

     Income Before Income Taxes

     Income before income taxes increased by ¥1,249 million, or 11.7%, to ¥11,908 million for the year ended March 31, 2005 from ¥10,659 million for the previous fiscal year. Although our net interest income after provision for loan losses decreased compared to the previous fiscal year, the increase in our income before income taxes resulted primarily from an increase in our total non-interest income reflecting the gain on sale of our consumer loans.

     Income Taxes

     Income taxes increased slightly by ¥64 million, or 1.4%, to ¥4,646 million for the year ended March 31, 2005 from ¥4,582 million for the previous fiscal year. The effective tax rate applicable to us decreased from 43.0% for the previous fiscal year to 38.4% for the year ended March 31, 2005 due to a non-taxable gain on change of equity interest in Nissin Servicer, which listed its shares on the Mothers market of the Tokyo Stock Exchange.

     Net Income

     As a result of these factors, net income increased by ¥1,185 million, or 19.5%, to ¥7,262 million for the year ended March 31, 2005 from ¥6,077 million for the previous fiscal year.

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

     Total Non-interest Income (Loss)

     Total non-interest income (loss) consisted of net losses and impairment of investment securities of ¥268 million, net gain on sales of subsidiaries and affiliates of ¥670 million and net guarantee fees received of ¥113 million. As a result, total non-interest income amounted to ¥730 million for the year ended March 31, 2004, a decrease of ¥107 million, or 12.8%, as compared to ¥837 million for the previous fiscal year.

     Total Non-interest Expense

     Total non-interest expense decreased by ¥1,306 million, or 9.1%, to ¥12,993 million for the year ended March 31, 2004 from ¥14,299 million for the previous fiscal year. The decrease resulted primarily from a decrease in our selling, general and administrative expense such as advertising costs, which offset an increase in losses on sale and impairment of long-lived assets, including impairment of ¥591 million for real estate for leases. In addition, the absence of any loss of impairment in affiliates for the year ended March 31, 2004 also contributed to the decrease in our total non-interest expense. We incurred impairment of investment in affiliates in an amount of ¥683 million for the previous fiscal year.

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

Financial Condition

     The following table provides selected balance sheet data as of March 31, 2004 and 2005:

	As of March 31,
	2004	2005
	(in millions)
Total assets	¥210,268	¥228,401
Cash and cash equivalents	20,243	25,709
Loans receivable, net	166,890	146,119
Purchased loans receivable, net	4,342	13,581
Property and equipment	4,340	5,285
Investment securities	9,174	28,443
Deferred income taxes	579	333
Total liabilities	155,810	160,284
Short-term borrowings	5,563	12,600
Long-term borrowings	142,577	136,844
Deferred income taxes	—	4,439
Total shareholders’ equity	54,297	66,971

     Total assets increased by ¥18,133 million to ¥228,401 million at March 31, 2005, as compared to ¥210,268 million at the end of the previous fiscal year. The increase was primarily due to an increase in our cash and cash equivalents, an increase in our net purchased loans receivable due to growth in our loan servicing business, an increase in property and equipment due to the acquisition of software for a new network system, and a significant increase in investment securities due to market valuation of our marketable securities. However, the increase was partially offset by a significant decrease in our net loans receivable as a result of the sale of most of the outstanding balance of our consumer loans to Orient Credit in June 2004.

     Total liabilities increased by ¥4,474 million to ¥160,284 million at March 31, 2005, as compared to ¥155,810 million at the end of the previous fiscal year. The increase was primarily due to a slight increase in our total borrowings, which reflected increased purchases of distressed loans. Also, our deferred income tax liabilities increased significantly due to unrealized gains on market valuation of investment securities.

     As a result of the above, as well as increases in our common stock and additional paid-in capital primarily due to conversion of convertible bonds, increases in our net income and increases in our cumulative other comprehensive income primarily due to unrealized gains on investment securities, total shareholders’ equity increased by ¥12,674 million to ¥66,971 million at March 31, 2005, as compared to ¥54,297 million at the end of the previous fiscal year. In addition, shareholders’ equity as a percentage of total assets increased by 3.5% to 29.3% at March 31, 2005, as compared to 25.8% at the end of the previous fiscal year.

Allowance for Loan Losses, Loan Charge-offs and Provisions for Loan Losses

     We maintain our allowances for loan losses at a level that we believe is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in our loan portfolio. For all of our loan products, we generally determine our allowance for loan losses based on various factors including the risk profile and status of the borrower and, if applicable, guarantor, economic conditions, unemployment rates, bankruptcy cases and historical loss experience. We have not made any significant changes in estimation methods or assumptions in calculating the allowance for loan losses in recent years.

  Integrated Financial Services

     Increases in our allowance are made by charges to our provision for loan losses. Recoveries of previously charged-off amounts are deducted from our provision for loan losses for the year in which the recoveries occur. Based on the amount of our loans outstanding and our allowance ratio, we then supplement the remaining balance through our provisions for loan losses. The following table provides information on our allowance for loan losses along with amounts provided for our loan losses and charge-offs, net of recoveries, with respect to our integrated financial services segment for the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003	2004	2005
	(in millions)
Balance at beginning of period	¥8,831	¥11,827	¥13,528
Provision for loans receivable sold	—	—	(3,327)
Provision for loan losses	12,545	12,824	7759
Charge-offs, net of recoveries	(9,549)	(11,123)	(7,926)

Balance at end of period	¥11,827	¥13,528	¥10,034

     The decrease in our provision for loan losses between the years ended March 31, 2004 and 2005 reflecting the sale of most of the outstanding balance of our consumer loans in June 2004, despite an increase in loan defaults which reflects the difficult economic environment in Japan along with growth in our small business owner loans, Business Timely loans and secured loans outstanding.

     Upon closing each reporting period, we charge off our loans in the following manner:

•	Guaranteed Loans. We generally charge off or provide an allowance for loan losses on small business owner loans and Wide loans in default at the end of the semi-annual period in which the default occurs and we believe the likelihood of any future collection from the borrower as well as the guarantor is minimal. We charge off guaranteed loans to customers who have declared bankruptcy at the end of the semi-annual period in which we become aware of the bankruptcy filing.

•	Unguaranteed Loans. We generally charge off Business Timely loans and consumer loans for which interest payments have been delinquent for 67 days. We charge off Business Timely loans and consumer loans to customers who have declared bankruptcy immediately after we become aware of the bankruptcy filing. Because of our rapid charge-off, we do not place Business Timely loans or consumer loans that have become delinquent loans, which we define as loans on which interest payments are delinquent, on non-accrual status before they are charged off.

•	Secured Loans. We generally charge off or provide an allowance for loan losses on secured loans in default at the end of the semi-annual period in which the default occurs after considering the availability and value of collateral.

     Charge-off Ratios and Allowance Ratios

     The following table provides information on our loans outstanding, allowance for loan losses, the ratio of allowance for loan losses to total loans outstanding, as well as average balance of loans outstanding, loans charged-off and the ratio of loans charged-off to the average balance of loans outstanding:

	Year ended/as of March 31,
	2003	2004	2005
	(in millions except percentages)
Small business owner loans
Loans outstanding	¥53,915	¥57,168	¥58,961
Allowance for loan losses	2,648	3,677	3,606
Ratio of allowance for loan losses to loans outstanding	4.9%	6.4%	6.1%
Average balance of loans outstanding	45,311	55,647	56,964
Loans charged-off	1,641	2,468	2,809
Ratio of loans charged-off to average balance of loans outstanding	3.6%	4.4%	4.9%
Wide loans
Loans outstanding	¥63,993	¥57,460	¥47,604
Allowance for loan losses	3,009	3,661	2,897
Ratio of allowance for loan losses to loans outstanding	4.7%	6.4%	6.1%
Average balance of loans outstanding	59,743	61,592	52,722
Loans charged-off	2,226	2,978	2,815
Ratio of loans charged-off to average balance of loans outstanding	3.7%	4.8%	5.3%
Business Timely loans
Loans outstanding	¥17,303	¥18,659	¥20,862
Allowance for loan losses	1,703	1,962	2,231
Ratio of allowance for loan losses to loans outstanding	9.8%	10.5%	10.7%
Average balance of loans outstanding	17,256	17,909	19,687
Loans charged-off	1,579	1,787	1,999
Ratio of loans charged-off to average balance of loans outstanding	9.2%	10.0%	10.2%
Consumer loans
Loans outstanding	¥40,938	¥35,604	¥2,827
Allowance for loan losses	4,315	3,868	308
Ratio of allowance for loan losses to loans outstanding	10.5%	10.9%	10.9%
Average balance of loans outstanding	45,093	38,600	5,296
Loans charged-off	4,868	4,426	779
Ratio of loans charged-off to average balance of loans outstanding	10.8%	11.5%	14.7%

	Year ended/as of March 31,
	2003	2004	2005
	(in millions except percentages)
Secured loans
Loans outstanding	¥1,587	¥10,003	¥18,812
Allowance for loan losses	148	274	761
Ratio of allowance for loan losses to loans outstanding	9.3%	2.7%	4.0%
Average balance of loans outstanding	1,252	2,235	9,976
Loans charged-off	24	100	22
Ratio of loans charged-off to average balance of loans outstanding	1.9%	4.5%	0.2%
Other loans
Loans outstanding	¥36	¥573	¥6,296
Allowance for loan losses	4	86	231
Ratio of allowance for loan losses to loans outstanding	11.1%	15.0%	3.7%
Average balance of loans outstanding	13	261	4,166
Loans charged-off	—	2	83
Ratio of loans charged-off to average balance of loans outstanding	—%	0.8%	2.0%
Total
Loans outstanding	¥177,772	¥179,467	¥155,362
Allowance for loan losses	11,827	13,528	10,034
Ratio of allowance for loan losses to loans outstanding	6.7%	7.5%	6.5%
Average balance of loans outstanding	168,668	176,244	148,811
Loans charged-off	10,338	11,761	8,507
Ratio of loans charged-off to average balance of loans outstanding	6.1%	6.7%	5.7%

     Charge-off Ratios. Our Business Timely loans and consumer loans have higher charge-off ratios than our small business owner loans and Wide loans primarily because Business Timely loans and consumer loans do not require guarantors and have less rigorous screening requirements than small business owner loans and Wide loans. While we have changed our loan mix in recent years to improve our charge-off ratios, the effect of the poor state of the economy has exceeded any favorable effect of the change in our loan mix, and our overall charge-off ratio increased from 6.1% for the year ended March 31, 2003, to 6.7% for the year ended March 31, 2004. However, our overall charge-off ratio decreased to 5.7% for the year ended March 31, 2005 due to the sale of most of the outstanding balance of our consumer loans which had a charge-off ratio of over 10% in the past three years.

     Allowance Ratios. The overall ratio of allowances for loan losses to total loans outstanding decreased from 7.5% as of March 31, 2004 to 6.5% as of March 31, 2005. This decrease was attributable to the change in our loan mix resulting from the sale of most of the outstanding balance of our consumer loans. Although the Japanese economy shows signs of recovery as corporate profits and business conditions improve, it still faces uncertainties, which create concern for its future economic prospects. High unemployment rates and stagnation in worker wages have led to increases in personal bankruptcies and individuals using the Civil Rehabilitation Law to seek protection from creditors. While we have continued to improve the quality of our loan monitoring processes to make loans only to creditworthy customers, the weakness in the Japanese economy has negatively affected the ability of many of our long-standing customers.

     Delinquent Loans and Non-accrual Loans

     Delinquent Loans. Delinquent loans still accruing interest are loans with respect to which interest payments are delinquent, but which have not been put on non-accrual status or charged off.

     Non-accrual Loans. Non-accrual loans are loans that no longer accrue interest, as collection of the entire principal is deemed unlikely. We place loans on non-accrual status when they are either partially or fully reserved for or are charged off due to our assessment that full or partial collection is unlikely.

     Our non-accrual loans comprise restructured loans and loans with a specific allowance provided.

•	Restructured Loans. Restructured loans comprise loans with respect to which terms have been revised such as waiver, postponement or partial forgiveness of interest or principal payments for the benefit of the borrower in order to secure some return on the loan. Impaired loans are included in restructured loans and represent loans we have specifically identified as partially or wholly uncollectable due to the bankruptcy of the borrower, lack of collateral or other various reasons. We reserve for the amounts of impaired loans and related accrued interest deemed uncollectable in our allowance for loan losses. The increase in impaired loans between March 31, 2003 and March 31, 2004 reflected increases in the number of defaults as a result of difficult economic conditions in Japan. However, the decrease in impaired loans between March 31, 2004 and March 31, 2005 reflected the decrease in impaired consumer loans as a result of the sale of most of the outstanding balance of our consumer loans in June 2004.

•	Loans with Specific Allowances Provided. Loans with specific allowances provided are delinquent loans for which we increase allowances beyond the general allowance. We provide specific allowances only for small business owner loans, Wide loans, secured loans and other loans.

     The following table provides information on our delinquent loans still accruing interest and our non-accrual loans, which comprise restructured loans, including impaired loans, and loans with specific allowances provided:

	As of March 31,
	2003	2004	2005
	(in millions)
Small business owner loans
Delinquent loans still accruing interest	¥1,724	¥936	¥719
Non-accrual loans (1)	5,969	8,412	9,064
Restructured loans	4,204	5,768	6,371
Impaired loans included in restructured loans	894	1,183	1,388
Loans with specific allowance provided	1,765	2,644	2,693
Wide loan
Delinquent loans still accruing interest	¥1,524	¥903	¥500
Non-accrual loans (1)	7,039	9,227	8,654
Restructured loans	5,231	6,852	6,758
Impaired loans included in restructured loans	1,364	1,688	1,757
Loans with specific allowance provided	1,808	2,375	1,896
Business Timely loans
Delinquent loans still accruing interest	¥367	¥430	¥351
Non-accrual loans (1)	344	516	567
Restructured loans	344	516	567
Impaired loans included in restructured loans	81	120	158
Loans with specific allowance provided	—	—	—

	As of March 31,
	2003	2004	2005
	(in millions)
Consumer loans
Delinquent loans still accruing interest	¥1,535	¥1,148	¥94
Non-accrual loans (1)	1,055	1,182	108
Restructured loans	1,055	1,182	108
Impaired loans included in restructured loans	449	528	19
Loans with specific allowance provided	—	—	—
Secured loans
Delinquent loans still accruing interest	¥149	¥93	¥186
Non-accrual loans (1)	241	156	1,836
Restructured loans	96	87	71
Impaired loans included in restructured loans	3	—	—
Loans with specific allowance provided	145	69	1,765
Other loans
Delinquent loans still accruing interest	¥—	¥—	¥—
Non-accrual loans (1)	—	87	29
Restructured loans	—	14	—
Impaired loans included in restructured loans	—	—	—
Loans with specific allowance provided	—	73	29
Total
Delinquent loans still accruing interest	¥5,299	¥3,510	¥1,850
Non-accrual loans (1)	14,648	19,580	20,258
Restructured loans	10,930	14,419	13,875
Impaired loans included in restructured loans	2,791	3,519	3,322
Loans with specific allowance provided	3,718	5,161	6,383

(1)	The amounts of non-accrual loans represent the balance of non-accrual loans outstanding before allowances for loan losses.

Loan Servicing

     We record purchased loans at cost. We then establish an allowance for estimated loan losses, and employ one of two methods to determine if further allowances are appropriate. Under the cost recovery method, if we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established, and the loan is charged off once we deem the loan uncollectible. Under the level yield method, which is used for those purchased loans for which we can reasonably estimate the expected timing and amount of cash flows, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion.

     The following table provides information on our allowance for loan losses along with amounts provided for loan losses and charge-offs, net of recoveries, with respect to our loan servicing segment:

	Year ended March 31,
	2003	2004	2005
	(in millions)
Balance at beginning of period	¥—	¥132	¥717
Provision for loan losses	143	637	817
Charge-offs	(11)	(52)	(252)

Balance at end of period	¥132	¥717	¥1,282

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

     We capitalize direct origination costs and defer fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately fifty months as of March 31, 2005.

Loans Receivable and Allowance for Loan Losses

     We report loans receivable at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that we believe is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in our loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, we consider various factors, including current economic conditions, such as unemployment rates, bankruptcy cases and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

     Our policy is generally to charge off loan balances and cease accrual of interest as follows:

•	Guaranteed Small Business Owner Loans and Wide Loans. Loan balances are charged off when we believe the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, we charge off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

•	Unguaranteed Business Timely Loans and Consumer Loans. Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as bankruptcy of the borrower.

•	Secured Loans. Loan balances are charged off when we believe the likelihood of any future collection is minimal. We consider the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

  Purchased Loans Receivable and Revenue Recognition

     Cost Recovery Method

     Purchased loans represent loans purchased from third party originators and are reported at purchased cost. We then establish an allowance for estimated loan losses on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, we initially recognize revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established. This determination is made based on numerous factors including the length of non-payment, extent of deviation from the agreed upon payment plan, accessibility of the borrower and bankruptcy or death of the borrower. The loan is written off once we deem the loan uncollectible. The amount of the book value of the loans accounted for under this method was ¥3,496 million, or 80.5% of our net purchased loans receivable as of March 31, 2004 and ¥12,745 million, or 93.8% of our net purchased loans receivable as of March 31, 2005.

     Level Yield Method

     For those purchased loans for which we can reasonably estimate the expected timing and amount of cash flows, we use those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. Our determination to use the level yield method, rather than the cost recovery method, to account for a purchased loan depends on our judgment regarding the borrower’s ability to meet the restructured payments following our negotiation with the borrower. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. The amount of the book value of the loans accounted for under the level yield method was ¥846 million, or 19.5% of our net purchased loans receivable as of March 31, 2004 and ¥836 million, or 6.2% of our net purchased loans receivable as of March 31, 2005.

Accounting Developments

     In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” More specifically, FIN No. 46 explains how to identify variable interest entities (“VIE”) and how to determine whether or not those entities should be consolidated. FIN No. 46 requires the primary beneficiaries of VIEs to consolidate the VIEs if they are subject to a majority of the risk of loss or are entitled to receive a majority of the residual returns. FIN No. 46 also requires both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make certain disclosures. In December 2003, the FASB issued a revision of FIN No. 46, which superseded the original guidance and revised various aspects of the original guidance, including effective dates. Under the revised guidance, FIN No. 46 remains effective upon its issuance for interests in VIEs acquired after January 31, 2003. For interests in VIEs acquired before February 1, 2003, the revised FIN No. 46 effective date was delayed to March 31, 2004, with the exception of special-purpose entities, for which the effective date was December 31, 2003. The adoption of FIN No. 46 did not have any impact on our consolidated financial statements.

     In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 beginning April 1, 2005 is not expected to have any impact on our consolidated financial statements.

     At its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on disclosure guidance previously discussed under EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. We adopted the disclosure requirements beginning from the year ended March 31, 2004.

     At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 did not have any impact on our consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of FASB Statement No. 123-R to the fiscal year beginning after June 15, 2005. We are currently assessing the impact of this statement on our consolidated financial statements but do not expect the adoption of this statement to have a significant impact.

B. Liquidity and Capital Resources.

Capital Requirements

     In our business operations, our principal capital and liquidity needs are for funding loans to customers and purchases of distressed loans from banks and other financial institutions, payment of principal and interest on outstanding borrowings, general and administrative expenses, capital expenditures to finance the growth of our business, strategic investments and payment of cash dividends and stock repurchases.

  Funding Loan Origination and Loan Servicing

     We require capital to provide new loans and to purchase distressed loans from banks and other financial institutions.

     Loan Origination. As we are principally in the business of providing loans to individuals, our most critical capital requirement is loan origination. As of March 31, 2005, our total loans outstanding were in the amount of ¥155,362 million, a decrease of ¥24,105 million, or 13.4%, as compared to ¥179,467 million as of the end of the previous year as a result of the sale of most of the outstanding balance of our consumer loans in June 2004. Although our capital requirement for loan origination has been easier to meet in recent years, as we expect our loan portfolio to grow due to increasing demand for small and medium-sized business owner financing, our capital requirement to fund loan origination may become more demanding.

     Loan Servicing. Since October 2001, when we commenced our loan servicing operations through Nissin Servicer, our capital requirement for purchases of distressed loans from banks and other financial institutions has been increasing. We purchased distressed loans in the aggregate amount of ¥4,502 million for the year ended March 31, 2004 and ¥16,896 million for the year ended March 31, 2005. We expect our capital requirement for our loan servicing segment to increase in the short to medium term.

  Payments of Interest and Principal Borrowings

     We require capital for payments of interest and principal on our outstanding borrowings. For a further discussion, see “— Commitments” below.

  General and Administrative Expenses

     We also require capital for general and administrative expenses, including salaries and employee benefits, occupancy, furniture and equipment, etc. In recent years, we have made efforts to reduce our general and administrative expenses as a percentage of our interest income, and intend to continue these efforts. Our general and administrative expenses were ¥12,362 million, or 30.8% of our total interest income, for the year ended March 31, 2004. However, as our total interest income decreased due to the sale of most of the outstanding balance of our consumer loans, our general and administrative expenses of ¥14,117 million increased as a percentage of our total interest income to 43.4%, for the year ended March 31, 2005.

  Capital Expenditures

     The following table provides our capital expenditures calculated on a cash basis:

	For the year ended March 31,
	2003	2004	2005
	(in millions)
Capital expenditures	¥983	¥880	¥1,754

     Our capital expenditures for the above stated periods were mainly used to acquire property and equipment in connection with the establishment and relocation of our loan and other offices and branches throughout Japan, establishment of head offices for our subsidiaries, as well as acquisition of intangible assets with the implementation of our new operating system. We have budgeted capital expenditures in the amount of approximately ¥163 million for the year ending March 31, 2006, primarily for the refurbishment and renovation of our head office, and renovation and relocation of our branches and loan offices.

  Strategic Investments

     We invest in enterprises that have the potential to complement our business strategically whose values are expected to appreciate:

•	Affiliates. Some of these enterprises are our affiliates. Our total initial investments in these affiliates amounted to ¥748 million as of March 31, 2004 and ¥735 million as of March 31, 2005. These affiliates had a book carrying value of ¥496 million as of March 31, 2004 and ¥514 million as of March 31, 2005.

•	Non-affiliates. These are investments in enterprises that we view as potential strategic partners, rather than sources of potential capital gains. Our total initial investments in these enterprises amounted to ¥1,169 million as of March 31, 2004 and ¥9,019 million as of March 31, 2005. These enterprises had a book carrying value of ¥1,380 million as of March 31, 2004 and ¥20,376 million as of March 31, 2005. Among these enterprises, Riskmonster.com and Xinhua Finance Limited went public during the year ended March 31, 2005.

  Dividends and Stock Repurchases

     Cash Dividends. Historically we have paid cash dividends twice per year. Our board of directors presently intends to continue to pay cash dividends on a semi-annual basis and to provide a stable level of dividends to our shareholders. Starting from the year ended March 31, 2005, in order to reflect consolidated results as an indicator for our business performance, we changed our dividend policy and planned to maintain a dividend payout ratio of 30% on the consolidated net income basis. The declaration and payment of dividends, however, depends on our future earnings, financial condition and other factors, including statutory and other restrictions on the payment of dividends. We paid cash dividends in an amount of ¥833 million for the year ended March 31, 2003, ¥1,001 million for the year ended March 31, 2004 and ¥1,300 million for the year ended March 31, 2005. For a further discussion of cash dividends, see “Dividend Policy — Cash Dividends” under Item 8.A of this annual report on Form 20-F.

     Stock Repurchases. We repurchased 14,417,803 shares for an aggregate price of ¥1,209 million during the year ended March 31, 2004 and 7,024 shares for an aggregate price of ¥1 million during the year ended March 31, 2005. We sold 3,216,960 shares for an aggregate price of ¥338 million during the year ended March 31, 2004 and 7,572,960 shares for an aggregate price of ¥909 million during the year ended March 31, 2005 as a result of exercises of stock options. We also purchased an additional 4,308 shares between April 1, 2005 and June 30, 2005 for an aggregate price of ¥1 million and sold an additional 999,840 shares between April 1, 2005 and June 30, 2005 for an aggregate price of ¥145 million as a result of exercise of stock options. For a further discussion of stock repurchases, see “Dividend Policy — Stock Repurchases” under Item 8.A of this annual report on Form 20-F.

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

     We believe that our existing cash and cash equivalents and the amount of cash that we anticipate will be generated from our business operations, together with our existing access to borrowings and capital markets, will be sufficient for us to continue to operate our business at current levels through the year ending March 31, 2006. We do not have current plans for any equity offerings for Nissin Co., Ltd., and we do not currently expect to significantly increase our indebtedness through the year ending March 31, 2006.

Commitments

     Our material commitments include long-term borrowings, short-term borrowings, unfunded credit lines, and operating and capital leases. See Item 5.F of this annual report on Form 20-F for a tabular disclosure of our contractual obligations.

  Borrowings

     Long-term Borrowings

     We require a significant amount of funds for payment of principal and interest on our borrowings, most of which are used for extending loans to our customers. All of our borrowings are denominated in yen. As of March 31, 2005, we had long-term borrowings, including a convertible bond and asset backed commercial paper, totaling ¥136,844 million.

     Of our total long-term borrowings at March 31, 2005, ¥113,192 million were from loans, principally from banks and other financial institutions, including asset backed commercial paper. Generally, our long-term loans have a maturity of one to five years, and accrue interest on a fixed rate basis or on a variable rate basis. At March 31, 2005, the weighted average contractual rate at period end of our long-term loans from banks and other financial institutions was 1.9%. As is customary in Japan, bank loans are made under general agreements which provided that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

     In addition, ¥23,652 million of our total long-term borrowings at March 31, 2005 were from the issuance of long-term bonds, including convertible bonds. We have a limited history of debt issuances because consumer finance companies and small business lenders were barred from using direct financing to fund lending operations until May 1999. Long-term bonds outstanding as of March 31, 2004 and 2005 comprised the following:

	As of March 31,
	2004	2005
	(in millions)
3.00% unsecured bonds, due April 20, 2004	¥10,000	¥—
2.45% unsecured bonds, due March 28, 2005	10,000	—
2.30% unsecured bonds with warrants, due April 20, 2004	1,500	—
2.35% unsecured bonds, due November 1, 2005	5,000	5,000
1.18% unsecured bonds, due February 25, 2008	—	7,500
1.90% unsecured bonds, due July 31, 2006	500	500
0.75% unsecured bonds, due September 19, 2008	270	210
0.64% unsecured bonds, due March 26, 2007	500	500
0.45% unsecured bonds, due September 27, 2006	—	500
0.67% unsecured bonds, due September 27, 2007	—	500
1.70% unsecured convertible bonds, due September 29, 2006	10,000	8,942

Total bonds	¥37,770	¥23,652

     The aggregate future annual principal and interest commitments of bonds, long-term loans from banks and other financial institutions as of March 31, 2005 are as follows:

Year ending March 31,	(in millions)
2006	¥66,264
2007	46,266
2008	26,700
2009	501
2010 and thereafter	165

Total future payments for long-term borrowings	¥139,896

     Short-term Borrowings

     Our short-term borrowings are comprised of bank loans and commercial paper. Our short-term borrowings were ¥5,563 million as of March 31, 2004, of which ¥2,100 million were bank loans, ¥3,200 million were commercial paper and the remainder were rediscounted notes, and ¥12,600 million as of March 31, 2005, of which ¥ 9,017 million were bank loans, ¥3,500 million were commercial paper and the remainder were rediscounted notes.

     Information regarding interest rates of short-term borrowings as of March 31, 2004 and 2005 are as follows:

	As of March 31,
	2004	2005
Bank loans (under fixed or variable rate contracts)
Minimum interest rate	2.0%	1.0%
Maximum interest rate	2.3	2.2
Weighted average contractual rates	2.0	1.6
Commercial paper
Minimum interest rate	0.3	0.3
Maximum interest rate	1.0	0.5
Weighted average contractual rates	0.8	0.4
Rediscounted notes	2.4	2.4

     All short-term borrowings have terms ranging from approximately one month to twelve months and are usually renewed at maturity subject to renegotiation of interest rates and other factors. We pledge some of our loans receivable, cash and certain other assets as collateral for these loans.

     Debt Service

     At March 31, 2005, we had contractual commitments to repay ¥63,115 million in long-term borrowings through the year ending March 31, 2006. We expect to repay this amount through a combination of new or existing loan credits from banks, bond offerings and new cash from operations.

     Collateral for Borrowings

     As of March 31, 2005, we had pledged as collateral for short-term and long-term borrowings with banks and other financial institutions the following assets: ¥418 million in restricted cash in banks, ¥18,587 million in loans receivable, and ¥456 million in purchased loans receivable. The lender may obtain this collateral in the event of financial default, including missed or delinquent payments as provided for in the loan agreements.

Unfunded Credit Lines

     Under the terms and conditions of our credit line agreements, we may, but are not committed to, lend funds to our Business Timely loan, consumer loan and other loan customers. We review credit lines and our related funding needs based on account usage and customer creditworthiness. We had unfunded credit lines of ¥46,990 million as of March 31, 2005, of which ¥6,185 million were unfunded credit lines with loans outstanding and ¥40,805 million were unfunded credit lines without loans outstanding.

Operating and Capital Leases

     We lease office space under operating lease agreements that generally allow us to cancel leases with six months’ advance notice. We have paid approximately ¥911 million under our office lease agreements for the year ended March 31, 2005. In addition, we lease certain equipment, software and vehicles under capital lease obligations. We have paid approximately ¥823 million under our capital lease agreements for the year ended March 31, 2005. Consequently, total lease payments under these operating lease and capital lease agreements were ¥1,734 million for the year ended March 31, 2005.

Contingencies

     We have guarantee obligations on the borrowings by the customers of third parties. See Item 5.E of this annual report on Form 20-F for a further discussion.

     We are not a party to any material legal proceedings.

Cash Flows

     We had cash and cash equivalents totaling ¥25,709 million at March 31, 2005, an increase of ¥5,466 million, or 27.0%, from ¥20,243 million at March 31, 2004. We had cash and cash equivalents totaling ¥20,243 million at March 31, 2004, a decrease of ¥3,369 million, or 14.3%, from ¥23,612 million at March 31, 2003.

     The following table shows information about our cash flows during the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003	2004	2005
	(in millions)
Net cash provided by operating activities	¥21,315	¥21,942	¥14,686
Net cash used in investing activities	(36,658)	(18,301)	(12,546)
Net cash provided by (used in) financing activities	21,839	(7,010)	3,335
Effect of exchange rate changes on cash and cash equivalents	—	—	(9)
Net increase (decrease) in cash and cash equivalents	6,496	(3,369)	5,466

Year Ended March 31, 2005, Compared to Year Ended March 31, 2004

     Operating Activities

     Net cash provided by operating activities for the year ended March 31, 2005 was ¥14,686 million, a decrease of ¥7,256 million, or 33.1%, compared to ¥21,942 million for the previous fiscal year. This change was primarily attributable to a decrease of ¥6,987 million, or 19.2%, in our net interest income, a decrease of ¥4,885 million, or 36.3%, in our net provision for loan losses and a gain on sale of loans receivable of ¥3,327 million, which reflected the sale of most of the outstanding balance of our consumer loans to Orient Credit as discussed in further detail in “Results of Operations — Year Ended March 31, 2005, Compared to Year Ended March 31, 2004”. Further, gain on equity interest in Nissin Servicer of ¥1,339 million in conjunction with its listing on the Mothers market of the Tokyo Stock Exchange and a decrease of ¥2,123 million in net changes in accrued income taxes and expenses also contributed to this change. These contributing factors were offset by an increase of ¥2,060 million in deferred income tax expenses.

     Investing Activities

     Net cash used in investing activities for the year ended March 31, 2005 was ¥12,546 million, a decrease of ¥5,755 million, or 31.4%, compared to ¥18,301 million for the previous fiscal year. This change was primarily attributable to proceeds of ¥32,697 million from the sale of most of the outstanding balance of our consumer loans offset by an increase of ¥3,851 million in our net origination of loans receivable, an increase of ¥8,023 million in our net purchases of distressed loans, which reflected the developments in our loan servicing business, an increase of ¥12,903 million in our purchases of investment securities and an increase of ¥874 million in our purchases of property and equipment in connection with acquisition of software for the development of our new operating system infrastructures.

     Financing Activities

     Net cash provided by financing activities was ¥3,335 million for the year ended March 31, 2005, compared to net cash used in financing activities in the amount of ¥7,010 million for the previous fiscal year. This change was primarily attributable to an increase of ¥7,429 million in our net proceeds from short-term borrowings and a decrease of ¥1,252 million in our net repayment of long-term borrowings, which reflected the increased capital requirement for our loan servicing business. Furthermore, an increase of ¥1,607 million in our proceeds from issuance of new shares by subsidiaries, which reflected Nissin Servicer’s listing on the Mothers market of the Tokyo Stock Exchange, as well as a decrease of ¥1,208 million in our purchases of treasury stock also contributed to this change. These contributing factors were partially offset by a decrease of ¥1,170 million in our proceeds from exercise of stock warrants and an increase of ¥299 million in dividend payments.

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

     Financing Activities

     Net cash used in financing activities was ¥7,010 million for the year ended March 31, 2004, as compared to net cash provided by financing activities in the amount of ¥21,839 million for the previous fiscal year. This decrease was primarily attributable to a decrease in our proceeds from long-term borrowings, as our capital requirement for loan origination decreased due to the significant decline in the number of newly contracted loans. An increase in our net repayment of commercial paper, due to reduction in the cash requirement for our origination of loans, also contributed to this change. These contributing factors were offset by an increase in proceeds from exercises of warrants.

C. Research and Development, Patents and Licenses, etc.

     We have not implemented any material research and development policy and have not conducted any material research and development activities during the period beginning April 1, 2002 through the date of this annual report on Form 20-F.

D. Trend Information.

     The information required by this item is provided in Item 5.B of this annual report on Form 20-F.

E. Off-balance Sheet Arrangements.

     Our off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on us are those pursuant to which we guarantee the borrowings of customers of third parties and bank loans borrowed by our equity-method affiliates, as follows:

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

     We are also liable as a guarantor for bank loans borrowed by Shinsei Business Finance, and received guarantee fees equivalent to an annual interest rate of 1.5%.

     We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.

Chuo Mitsui Finance Service

     In return for a fee, we guarantee borrowings by customers of Chuo Mitsui Finance Service, an affiliate in which we own a 30% interest, with respect to the following loan products:

•	Business Card loans. We guarantee 10% of loans outstanding by borrowers of Business Card Loans and earn 10% of the interest received from these loans. We are required to pay out on our guarantees of loans for which payment are 90 days or more delinquent. Borrowers of Business Card loans are not required to have a guarantor or to provide collateral.

•	Real Estate Finance. We guarantee 10% of loans outstanding by borrowers of Real Estate Finance and earn 10% of the interest received from these loans. We are required to pay out on our guarantees of loans for which payment are 30 days or more delinquent.

     We are also liable as a guarantor for bank loans borrowed by Chuo Mitsui Finance Service, and received guarantee fees equivalent to an annual interest rate of 1.0%.

     We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.

Other

     Our consolidated subsidiary NIS Lease guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. At March 31, 2004, the fee rate was 3.0%. At March 31, 2005, the fee rate ranged from 0.5% to 5.0%, with an average fee rate of 1.95%.

     We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.

     The following table shows information about our guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserves for guarantee losses as of March 31, 2004 and 2005:

	As of March 31,
	2004	2005
	(in millions)
Guaranteed borrowings	¥3,616	¥7,343
Guaranteed accounts receivable	3	358
Guarantees for borrowings of other companies:
Shinsei Business Finance	1,200	3,645
Chuo Mitsui Finance Service	—	150
Reserves for guarantee losses	108	371

     The following table shows information about our guarantee fees received and related administrative and other expenses paid by us during the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003	2004	2005
	(in millions)
Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥ 93	¥ 362	¥ 845
Guarantees for borrowings of other companies	—	6	34

Total guarantee fees received	93	368	879
Administrative and other expenses paid	(67)	(255)	(562)

Net guarantee fees received	¥ 26	¥ 113	¥ 317

     As a result of our guarantee commitments, we paid ¥3 million for the year ended March 31, 2003, ¥89 million for the year ended March 31, 2004 and ¥270 million for the year ended March 31, 2005.

F.	Tabular Disclosure of Contractual Obligations.

     The following table shows our contractual payment obligations under our agreements as of March 31, 2005:

	Payments Due by Period
		April 1,	April 1,	April 1,
		2005 to	2006 to	2008 to	After
		March 31,	March 31,	March 31,	April 1,
Contractual obligations	Total	2006	2008	2010	2010
	(in millions)
Long-term borrowings (1)	¥136,844	¥64,315	¥71,868	¥661	¥—
Capital (finance) lease obligations	1,735	613	948	174	—
Operating lease obligations	860	689	171	—	—
Purchase commitments (2)	—	—	—	—	—

Total	¥139,439	¥65,617	¥72,987	¥835	¥—

(1)	Includes only principal payment obligations.

(2)	These are obligations pursuant to agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors and Statutory Auditors

     The following table provides information about our directors, who include our senior management, and statutory auditors. The shareholdings of certain directors in the table below overlap to the extent that multiple individuals may be deemed to share beneficial ownership over the same shares:

					Percentage of
			Number of Shares		Common Stock
			Beneficially Owned		Outstanding as of
			as of March 31,		March 31,
Name	Position	Date of Birth	2005 (1)		2005 (2)
Directors:
Hideo Sakioka	Chairman and Representative Director	May 14, 1928	185,728,511	(3)	29.9	%(3)
Kunihiko Sakioka	President, Representative Director and Executive Officer	January 10, 1962	188,204,783	(4)(5)	30.3	(4)(5)
Hitoshi Higaki	Senior Managing Director and Executive Officer	December 14, 1959	1,630,732	(5)	*
Toshioki Otani	Managing Director and Executive Officer	December 22, 1970	623,577		*
Akihiro Nojiri	Managing Director and Executive Officer	November 15, 1968	127,680		*
Yunwei Chen	Managing Director and Executive Officer	January 16, 1969	478,329	(5)	*
Hiroshi Akuta	Director and Executive Officer	January 3, 1962	566,160	(5)	*
Hidenobu Sasaki	Director and Executive Officer	June 29, 1972	243,244	(5)	*
Keishi Ishigaki	Director and Executive Officer	April 3, 1971	418,790		*

Statutory Auditors:
Yoshiki Kishimura	Statutory Auditor	August 25, 1944	303,316		*
Akio Sakioka	Statutory Auditor	September 22, 1950	6,110,908		*
Isao Narimatsu	Statutory Auditor	July 6, 1949	96,000		*
Katsuhiko Asada	Statutory Auditor	February 10, 1955	12,000	(5)	*

(1)	As adjusted for our May 2005 stock split.

(2)	Asterisks indicate beneficial ownership of less than 1%.

(3)	Comprised of 19,634,188 shares over which Hideo Sakioka has sole voting and dispositive power; 83,925,504 shares held by Nissin Building Co., Ltd., or Nissin Building, over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 82,168,819 shares held by Shuho Ltd., or Shuho, over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka. Exclude shareholdings of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 255,796,442 shares, or 41.2% of our outstanding shares of common stock, as of March 31, 2005.

(4)	Comprised of 22,110,460 shares over which Kunihiko Sakioka has sole voting and dispositive power; 83,925,504 shares held by Nissin Building, over which Kunihiko Sakioka may be deemed to share beneficial ownership with Hideo Sakioka, Michimasa Sakioka and Midori Moriyama; 82,168,819 shares held by Shuho, over which Kunihiko Sakioka may be deemed to share voting or dispositive power with Hideo Sakioka. Exclude shareholding of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 255,796,442 shares, or 41.2% of our outstanding shares of common stock, as of March 31, 2005.

(5)	During the period beginning April 1, 2005 through the date of this annual report on Form 20-F, the number of shares beneficially owned by the following directors and statutory auditors has increased due to exercises of stock options or purchases in the open market:

Kunihiko Sakioka increased by 288,000 shares, Hitoshi Higaki increased by 286,000 shares, Yunwei Chen increased by 210,000 shares, Hiroshi Akuta increased by 192,000 shares, Hidenobu Sasaki increased by 192,000 shares and Katsuhiko Asada increased by 24,000 shares.

     As of March 31, 2005, our directors and statutory auditors, as a group, owned 218,449,707 shares of common stock, if the shares of Nissin Buildings and Shuho are included, representing 35.2% of our outstanding common stock. Other than Hideo Sakioka and Kunihiko Sakioka, whose holdings are disclosed above, no director or statutory auditor owned 1% or more of our shares.

     All of our directors are engaged in our business on a full-time basis. The business address of Hideo Sakioka is 7-6, Chifunemachi 5-chome, Matsuyama City, Ehime 790-8584, Japan. The business address of our remaining directors is Shinjuku L-Tower 25F, 6-1, Nishi-Shinjuku l-chome, Shinjuku-ku, Tokyo 163-1525, Japan. No director or member of senior management was selected pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

     Except as described below with respect to Hideo Sakioka, Kunihiko Sakioka and Akio Sakioka, none of our directors are related to one another.

     The following table provides detailed information about our directors and statutory auditors.

Position
Name	(Executive Officer
(Date of Birth)	Position)	Business Career
Hideo Sakioka (1)(2)	Chairman and Representative	Aug. 1953	Started money lending business
(May 14, 1928)	Director	May 1960	Founded Nissin Shoji Co., Ltd. (currently NISSIN), President and Representative Director
		Jan. 1980	Founded Nissin Building Co., Ltd., President and Representative Director
		Mar. 1989	Representative Director of Shuho Ltd.
		Jun. 2000	Chairman and Representative Director (current position)
		May 2001	President and Representative Director of Nissin Building Co., Ltd. (current position)
		Jan. 2004	Director of Nissin Servicer Co., Ltd. (current position)

Kunihiko Sakioka (1)	President, Representative	Apr. 1986	Joined NISSIN
(Jan. 10, 1962)	Director and Executive Officer	Sep. 1988	Manager of Hiroshima Branch
		Mar. 1989	Director
		Dec. 1989	Director, General Manager of Finance Department
		Feb. 1991	Managing Director, Advice to Finance and System Information
		Dec. 1992	Senior Managing Director, General Manager of Sales & Marketing Control Division
		Oct. 1996	Representative Senior Managing Director, General Manager of Tokyo Branch Office, Advice to Sales & Marketing Control Division
		Apr. 1998	Representative Senior Managing Director, General Manager of Sales & Marketing Control Division
		Jun. 2000	President and Representative Director, General Manager of Sales & Marketing Control Division
		Mar. 2004	Representative Director of Shuho Ltd. (current position)
		Feb. 2005	Concurrently General Manager of Sales Department
		Jul. 2005	President, Representative Director and Executive Officer (current position)

Position
Name	(Executive Officer
(Date of Birth)	Position)	Business Career
Hitoshi Higaki	Senior Managing Director and	Nov. 1983	Joined NISSIN
(Dec. 14, 1959)	Executive Officer (General Manager of Inter-	Mar. 1994	General Manager of Accounting Department and General Manager of Finance Department
	Company Department)	Jun. 1994	Director, General Manager of General Affairs Department
		May 1995	Director, General Manager of Corporate Planning Department and General Manager of Accounting Department
		Jun. 1996	Director, General Manager of Corporate Planning Department, Advice to Accounting Department
		Jun. 2000	Managing Director, General Manager of Corporate Planning Department
		Apr. 2003	Managing Director, General Manager of Operations Control Division
		Jul. 2004	Concurrently General Manager of Corporate Planning Department
		Aug. 2004	Statutory Auditor of Venture Link Co., Ltd. (current position)
		Jul. 2005	Senior Managing Director and Executive Officer, General Manager of Inter-Company Department (current position)

Toshioki Otani	Managing Director and Executive	Apr. 1994	Joined NISSIN
(Dec. 22, 1970)	Officer	Sep. 1995	Manager of Kumamoto Branch
	(General Manager of Sales &	Jul. 2000	General Manager of Finance Department
	Marketing Control Division and Sales Department)	Jan. 2001	General Manager of Finance Department and Business Development Department
		Apr. 2002	General Manager of Eastern Japan Sales Department
		Jun. 2002	Director
		Apr. 2003	Director, General Manager of Business Development Department
		Nov. 2003	President and Representative Director of NIS Lease Co., Ltd. (current position)
		Jul. 2004	Director, Deputy General Manager of Sales & Marketing Control Division and General Manager of Business Development Department
		Jul. 2005	Managing Director and Executive Officer, General Manager of Sales & Marketing Control Division and Sales Department (current position)

Akihiro Nojiri	Managing Director and Executive	Apr. 1991	Joined Ministry of Finance
(Nov. 15, 1968)	Officer	Aug. 2003	Joined NISSIN
	(General Manager of Operations	Aug. 2003	General Manager, Assistant to President
	Control Division and Finance	Jun. 2004	Director
	Department)	Jul. 2004	Director, General Manager of Finance Department
		Jul. 2005	Managing Director and Executive Officer, General Manager of Operations Control Division and Finance Department (current position)

Yunwei Chen	Managing Director and Executive	Apr. 1998	Joined NISSIN
(Jan. 16, 1969)	Officer	Apr. 2001	Manager of Corporate Planning Department 2nd Section
	(General Manager of Investor	Sep. 2002	Assistant General Manager of Corporate Planning Department
	Relations Department, Officer-in-	Apr. 2003	General Manager of Investor Relations Department (current position)
	Charge of East Asia Region)	Jun. 2003	Director
		Jul. 2004	Chairman of Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd. (current position)
		Jul. 2005	Managing Director and Executive Officer, General Manager of Investor Relations Department, Officer-in-Charge of East Asia Region (current position)

Position
Name	(Executive Officer
(Date of Birth)	Position)	Business Career
Hiroshi Akuta	Director and Executive Officer	Oct. 1992	Joined NISSIN
(Jan. 3, 1962)	(General Manager of Credit	Oct. 1995	Manager of Fukuoka Branch
	Screening Department, Officer-	Jun. 1996	Director, General Manager of Business Audit Department
	in-Charge of Eastern Japan	Oct. 1996	Director, General Manager of Customer Service Department
	Investigation Department and	Apr. 1998	Director, General Manager of Western Japan Sales Department
	Western Japan Investigation	Apr. 2001	Director, General Manager of Investigation Department
	Department)	Apr. 2002	Director, General Manager and Advice to Corporate Planning Department
		Apr. 2003	Director, General Manager of Credit Screening Department
		Jul. 2003	Concurrently in charge of Eastern Japan Investigation Department and Western Japan Investigation Department
Jul. 2005	Director and Executive Officer,
General Manager of Credit Screening Department, Officer-in-Charge of Eastern Japan Investigation Department and Western Japan Investigation Department (current position)

Hidenobu Sasaki	Director and Executive Officer	Apr. 1993	Joined NISSIN
(Jun. 29, 1972)	(Deputy General Manager of	Feb. 1996	Manager of Mito Branch
	Sales & Marketing Control	Apr. 2001	General Manager of Sales Department
	Division and General Manager of	Apr. 2002	General Manager of Finance Department
	Tie-up Loan Department and	Jun. 2002	Director
	Osaka Branch Office)	Apr. 2003	Director, General Manager of Western Japan Sales Department and Osaka Branch Office
		Jul. 2003	Director, General Manager of Osaka Branch Office and Deputy General Manager of Sales & Marketing Control Division
		Aug. 2004	Concurrently General Manager of Sales Department
		Feb. 2005	Director, General Manager of Osaka Branch Office and Deputy General Manager of Sales & Marketing Control Division and General Manager of Tie-up Loan Department
		Jul. 2005	Director and Executive Officer, Deputy General Manager of Sales & Marketing Control Division and General Manager of Tie-up Loan Department and Osaka Branch Office (current position)

Keishi Ishigaki	Director and Executive Officer	Apr. 1995	Joined NISSIN
(Apr. 3, 1971)	(General Manager, Advice to	Apr. 1996	Manager of Koriyama Branch
	Sales & Marketing Control	Apr. 2001	General Manager of Finance Department
	Division)	Apr. 2002	General Manager of Western Japan Sales Department and General Manager of Osaka Branch Office
		Jun. 2002	Director
		Apr. 2003	Director, General Manager of Finance Department
		Jul. 2004	Director, General Manager and Advice to Sales & Marketing Control Division
		Aug. 2004	Director of Venture Link Co., Ltd. (current position)
		Jul. 2005	Director and Executive Officer, General Manager and Advice to Sales & Marketing Control Division (current position)

Yoshiki Kishimura	Statutory Auditor	May 1980	Joined Sanyo Shinpan Finance Co., Ltd.
(Aug. 25, 1944)	(Standing)	Feb. 2001	Joined NISSIN
		Feb. 2001	Corporate Adviser of Finance Department
		Jun. 2003	Statutory Auditor (current position)
		Aug. 2004	Statutory Auditor of Venture Link Co., Ltd. (current position)

Position
Name	(Executive Officer
(Date of Birth)	Position)	Business Career
Akio Sakioka (2)	Statutory Auditor	Mar. 1971	Joined NISSIN
(Sep. 22, 1950)	(Standing)	Jan. 1976	Manager of Takamatsu Branch
		Apr. 1984	Director
		Jul. 1994	Managing Director, General Manager of Tokyo Office
		Oct. 1996	Managing Director, General Manager of Finance Department
		Oct. 2000	Managing Director, Advice to Business Audit Department
		Jun. 2002	Retired from Board of Directors
		Jun. 2002	Statutory Auditor (current position)

Isao Narimatsu (3)	Statutory Auditor	Apr. 1979	Joined Miyata Certified Public Tax Accountant Office
(Jul. 6, 1949)		Jul. 1981	Opened Isao Narimatsu Certified Public Tax Accountant Office
		Jun. 2001	Statutory Auditor (current position)

Katsuhiko Asada (3)	Statutory Auditor	Oct. 1979	Joined Arthur Andersen Tokyo Office (now KPMG AZSA & Co.)
(Feb. 10, 1955)		Sep. 1985	Opened Katsuhiko Asada Certified Public Accountant Firm
		Dec. 2001	Opened Konishi Asada Certified Public Accountant Firm
		Jun. 2004	Statutory Auditor (current position)

(1)	Kunihiko Sakioka is the second son of Hideo Sakioka.

(2)	Akio Sakioka is the nephew of Hideo Sakioka.

(3)	Outside statutory auditors pursuant to the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Corporations.

B. Compensation.

     The aggregate compensation to our directors and statutory auditors as a group for the year ended March 31, 2005 was ¥448 million, which included ¥279 million for their services as directors and statutory auditors, ¥85 million as compensation to the directors as our employees and ¥84 million in bonuses.

     Previously, in accordance with customary Japanese business practices, a retiring director or statutory auditor would receive a lump-sum retirement payment, which amount was reserved, subject to the approval of the general meeting of shareholders. However, this retirement plan was terminated effective April 1, 1999 and the retirement liability as of March 31, 1999 will be paid at the time of retirement. During the year ended March 31, 2005, we made retirement payments in the aggregate amount of ¥4 million, which consists of ¥3 million to a retiring director and ¥1 million to a retiring statutory auditor. As of March 31, 2005, the balance of our retirement liability for our directors and statutory auditors was ¥330 million.

     During the year ended March 31, 2005, we issued stock options exercisable for a total of 1,344,000 shares to directors and statutory auditors in connection with our July 2004 stock option plan. During the same year, our directors and statutory auditors exercised, as a group, stock options for a total of 480,000 shares at a total price of ¥71 million. For a description of our stock option plans, see Item 6.E of this annual report on Form 20-F.

C. Board Practices.

     The following table shows the terms of office of our directors and statutory auditors and certain other information:

		Start of	Expiration of
Name	Start of first term	current term	current term
Directors:
Hideo Sakioka	May 1960	June 2005	June 2006
Kunihiko Sakioka	March 1989	June 2005	June 2006
Hitoshi Higaki	June 1994	June 2005	June 2006
Toshioki Otani	June 2002	June 2005	June 2006
Akihiro Nojiri	June 2004	June 2005	June 2006
Yunwei Chen	June 2003	June 2005	June 2006
Hiroshi Akuta	June 1996	June 2005	June 2006
Hidenobu Sasaki	June 2002	June 2005	June 2006
Keishi Ishigaki	June 2002	June 2005	June 2006

Statutory Auditors:
Yoshiki Kishimura	June 2003	June 2003	June 2007
Akio Sakioka	June 2002	June 2005	June 2009
Isao Narimatsu (1)	June 2001	June 2004	June 2008
Katsuhiko Asada (1)	June 2004	June 2004	June 2008

(1)	Outside statutory auditors pursuant to the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Corporations.

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

Board of Statutory Auditors

     Our articles of incorporation provide for not more than four statutory auditors, and the Japanese Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Corporations set the minimum at three for large companies, including us. Effective as of May 1, 2005, statutory auditors, of whom at least 50% must be from outside our company, are elected at a general meeting of shareholders, and the normal term of office of a statutory auditor is four years, although they may serve any number of consecutive terms. Statutory auditors are under a statutory duty to review the administration of our affairs by the directors and to examine our financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders. Statutory auditors also have a statutory duty to provide their report to the board of statutory auditors, which must submit its auditing reports to the board of directors. They have the duties to attend meetings of the board of directors and to express their opinions, but they are not entitled to vote. The statutory auditors elect from among themselves one or more standing auditors who serve on a full-time basis. See Exhibit 1.4 to this annual report on Form 20-F for our regulations of our board of statutory auditors.

Independent Public Accountants

     In addition to statutory auditors, we must appoint independent certified public accountants, who have the statutory duties of examining the financial statements to be submitted by the board of directors to the general meetings of shareholders, reporting to the board of statutory auditors and directors, and examining the financial statements to be filed with the relevant local finance bureau of the Ministry of Finance. Since the beginning of the year ended March 31, 1992, we have appointed BDO Sanyu & Co., a member of the Japanese Institute of Certified Public Accountants and a PCAOB registered public accounting firm, as our independent certified public accountants. Its address is Aqua Dojima Nishi-kan 14F, 4-16, Dojimahama 1-chome, Kita-ku, Osaka 530-0004, Japan.

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

     The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by us:

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	Since April 2003, large Japanese companies have been permitted to choose between the traditional corporate governance system based on a board of statutory auditors (the “statutory auditor system”) and a newly introduced corporate governance system based on committees (the “committee system”). The vast majority of the Japanese companies employ the statutory auditor system. For large Japanese companies, including us, with the statutory auditor system, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the statutory auditors, who are separate from the company’s management. Pursuant to the amendment to the “Law Related to Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations” which came into effect as of May 1, 2005, large Japanese companies, including us, are required to have at least 50% of our statutory auditors to be outside statutory auditors who must meet independence requirements under Japan’s company law. Also, since the same date, the independence requirement with respect to outside statutory auditor has been enhanced, and he or she must have not served as a director, manager or any other employee of the company or any of its subsidiaries. Currently, we have two outside statutory auditors.

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.	As discussed above, we employ the statutory auditor system. Under this system, the board of statutory auditors is a legally separate and independent body from the board of directors. The function of the board of statutory auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by our independent public accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders.

Large Japanese companies, including us, are required to have at least three statutory auditors. Currently, we have four statutory auditors. The term of each statutory auditor is four years. In contrast, the term of each director of us is one year.

Starting from July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, we expect to rely on an exemption under that rule, which is available to foreign private issuers with boards of statutory auditors meeting certain criteria. We expect to make a disclosure regarding such reliance in Item 16D to our annual reports on Form 20-F for the fiscal year ending March 31, 2006 and thereafter.

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.	Directors are elected at a meeting of shareholders. The board of directors does not have the power to fill vacancies in the board.

Statutory auditors are also elected at a meeting of shareholders. In the case of large companies, including us, a proposal to a meeting of shareholders by our board of directors to elect a statutory auditor must be approved by a resolution of its board of statutory auditors. The board of statutory auditors of a large company is empowered to adopt a resolution requesting that our directors submit a proposal for election of a statutory auditor to a meeting of shareholders. Statutory auditors have the right to state their opinion concerning election and resignation of a statutory auditor at the meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	We determine the compensation for our directors and statutory auditors pursuant to the statutory auditor system, which we employ. Unless otherwise provided in our articles of incorporation, total amounts of compensation for our directors and statutory auditors are respectively proposed to, and voted on, a meeting of shareholders. Our articles of incorporation do not provide for such total amounts. Once the proposals for the total amounts of compensation are approved at the meeting of shareholders, our board of directors allocates the total amount for the directors among its members, and our statutory auditors, unless there is a resolution at the shareholders’ meeting or a provision in the articles of incorporation relating to allocation of compensation, allocate the total amount for the statutory auditors among themselves.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	We must obtain shareholder approval for stock options if the options are to be issued with specifically favorable conditions, such as when options are to be issued for free.

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have an internal audit function, which must be the sole responsibility of the audit committee and may not be allocated to a different committee.	As discussed above, we employ the statutory auditor system. Under this system, our internal audit function is maintained by the Internal Audit Department. The Internal Audit Department is different from the board of statutory auditors, and reports directly to our president.

D. Employees.

     All of our employees are located in Japan. The following table shows the number of our full-time, part-time and temporary employees at the end of the each of the years indicated:

	As of March 31,
	2003	2004	2005
Full-time:
Integrated financial services (1)	818	811	759
Loan servicing	14	40	59

	832	851	818
Part-time (2)	78	87	89
Temporary (3)	255	181	181

Total	1,165	1,119	1,088

(1)	Includes the number of full-time employees engaged in other businesses, which was 5 at March 31, 2003, 2 at March 31, 2004 and 33 at March 31, 2005.

(2)	The average number of part-time employees was 82 for the year ended March 31, 2003, 94 for the year ended March 31, 2004 and 85 for the year ended March 31, 2005.

(3)	Temporary employees are employees dispatched from personnel agencies.

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

E. Share Ownership.

Share Ownership by Directors and Statutory Auditors

     Other than as disclosed in Item 6.A of this annual report on Form 20-F, none of our directors and statutory auditors beneficially own more than one percent of our shares of common stock.

Stock Option Plans

     We have the following stock option and incentive warrant plans, where upon exercise of stock options or warrants we grant to directors and employees a specified number of shares:

•	July 2005 Stock Option Plan. We granted stock options exercisable for a total of 3,600,000 shares at a purchase price per share of ¥231 to 251 of our directors and employees and those of our subsidiaries and affiliates on July 15, 2005. These are exercisable until July 31, 2008.

•	April 2005 Stock Option Plan. We granted stock options exercisable for a total of 1,785,600 shares at a purchase price per share of ¥268 to 120 of our employees and those of our subsidiaries and affiliates on April 21, 2005. These are exercisable until April 30, 2008.

•	January 2005 Stock Option Plan. We granted stock options exercisable for a total of 192,000 shares at a purchase price per share of ¥217 to 9 of our employees on January 20, 2005. These are exercisable until January 31, 2008.

•	July 2004 Stock Option Plan. We granted stock options exercisable for a total of 15,984,000 shares at a purchase price per share of ¥209 to 1,149 of our directors and employees and those of our subsidiaries and affiliates on July 15, 2004. These are exercisable until July 31, 2007.

•	July 2003 Stock Option Plan. We granted stock options exercisable for a total of 6,480,000 shares at a purchase price per share of ¥111 to 183 of our directors and employees and those of our subsidiaries and affiliates on July 16, 2003. These are exercisable until July 31, 2006.

•	September 2002 Stock Option Plan. We granted stock options exercisable for a total of 14,352,000 shares at a purchase price per share of ¥105.00 to 1,086 of our directors and employees and those of our subsidiaries and affiliates on September 10, 2002. These are exercisable until September 30, 2005.

     In addition, the resolution adopted at our annual shareholders’ meeting on June 22, 2005 allowed us to issue stock options for a maximum total of 5,000,000 shares to our directors and employees or those of our subsidiaries and affiliates during the period through the next annual shareholders’ meeting. Subsequent to the annual shareholders’ meeting, as we have issued the abovementioned July 2005 Stock Option Plan, we are allowed to issue stock options for an additional 1,400,000 shares to our directors and employees or those of our subsidiaries and affiliates during the period through the next annual shareholders’ meeting.

     The following table shows the stock options that our directors and statutory auditors owned as of March 31, 2005:

		Number of shares
		issuable upon exercise
		of stock options as of
Name	Position	March 31, 2005
Directors:
Hideo Sakioka	Chairman and Representative Director	—
Kunihiko Sakioka	President, Representative Director and Executive Officer	288,000	(1)
Hitoshi Higaki	Senior Managing Director and Executive Officer	96,000	(1)
Toshioki Otani	Managing Director and Executive Officer	288,000
Akihiro Nojiri	Managing Director and Executive Officer	96,000
Yunwei Chen	Managing Director and Executive Officer	220,800
Hiroshi Akuta	Director and Executive Officer	288,000	(1)
Hidenobu Sasaki	Director and Executive Officer	288,000	(1)
Keishi Ishigaki	Director and Executive Officer	288,000

Statutory Auditors:
Yoshiki Kishimura	Statutory Auditor	288,000
Akio Sakioka	Statutory Auditor	—
Isao Narimatsu	Statutory Auditor	96,000
Katsuhiko Asada	Statutory Auditor	96,000	(1)

		2,332,800

(1)	During the period beginning April 1, 2005 through the date of this annual report on Form 20-F, stock options exercised by directors and statutory auditors were as follows:

Kunihiko Sakioka exercised stock options subject to 288,000 shares, Hitoshi Higaki exercised stock options subject to 96,000 shares, Hiroshi Akuta exercised stock options subject to 192,000 shares, Hidenobu Sasaki exercised stock options subject to 192,000 shares and Katsuhiko Asada exercised stock options subject to 24,000 shares.

(2)	In connection with the July 2005 Stock Option Plan, the number of shares issuable upon exercise of stock options by above-mentioned directors and statutory auditors increased by a total of 520,000 shares, which comprised of an increase of 40,000 shares for each directors and statutory auditors.

Employee Stock Purchase Plan

     Our full-time employees are eligible to participate in our employee shareholders’ association, which purchases our shares with contributions from our employees deducted from their salaries. As of March 31, 2005, the association owned 6,977,203 shares of common stock. We provide a 10% subsidy in cash on top of the contribution of any employee who has participated in the association for less than a year and 13% subsidy for those who have participated for one year or longer. The board of our employee shareholders’ association makes decisions as to how to vote all of its shares.

Item 7.   Major Shareholders and Related Party Transactions.

A. Major Shareholders.

     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding common stock as of March 31, 2005. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders — Report of Substantial Shareholdings” in Item 10.B of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and U.S. Securities and Exchange Commission. The shareholdings of the major shareholders in the table below overlap to the extent that multiple individuals may be deemed to share beneficial ownership over the same shares:

	Number of Shares of	Percentage of
	Common Stock Owned	Common Stock
Shareholders	as of March 31, 2005	Outstanding
Kunihiko Sakioka (1)(2)(6)	188,204,783	30.3%
Hideo Sakioka (2)(3)	185,728,511	29.9
Midori Moriyama (2)(4)	93,869,030	15.1
Michimasa Sakioka (2)(5)	92,989,209	15.0
The Master Trust Bank of Japan, Ltd.	41,773,800	6.7
Japan Trustee Services Bank, Ltd.	37,019,520	6.0

(1)	Comprised of 22,110,460 shares over which Kunihiko Sakioka has sole voting and dispositive power; 83,925,504 shares held by Nissin Building, over which Kunihiko Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Michimasa Sakioka and Midori Moriyama; and 82,168,819 shares held by Shuho, over which Kunihiko Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka.

(2)	Exclude shareholding of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 255,796,442 shares, or 41.2% of our outstanding shares of common stock, as of March 31, 2005.

(3)	Comprised of 19,634,188 shares over which Hideo Sakioka has sole voting and dispositive power; 83,925,504 shares held by Nissin Building, over which Hideo Sakioka may be deemed to share voting and dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 82,168,819 shares held by Shuho, over which Hideo Sakioka may be deemed to share voting and dispositive power with Kunihiko Sakioka.

(4)	Comprised of 9,943,526 shares over which Midori Moriyama has sole voting and dispositive power; and 83,925,504 shares held by Nissin Building, over which Midori Moriyama may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Michimasa Sakioka.

(5)	Comprised of 9,063,705 shares over which Michimasa Sakioka has sole voting and dispositive power; and 83,925,504 shares held by Nissin Building, over which Michimasa Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Midori Moriyama.

(6)	The number of shares beneficially owned by Kunihiko Sakioka increased by 288,000 shares in July 2005 following exercises of stock options.

     According to our register of shareholders, as of March 31, 2005, 31 shareholders of record with addresses in the United States held 5.74% of our outstanding common stock.

     To our knowledge, we are not directly or indirectly owned or controlled by any government. We know of no arrangements the operation of which may at a later time result in a change of control of us. Our major shareholders have the same voting rights as other holders of our common stock. There were no major changes in our major shareholders between March 31, 2003 and March 31, 2005.

B. Related Party Transactions.

     Except as described below, during the period beginning April 1, 2002 through the date of this annual report on Form 20-F, there has been no material transaction with or loan between us or any of our subsidiary and:

•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiary;

•	any director, officer, statutory auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence;

•	any individual shareholder directly or indirectly having significant influence over us or any of our subsidiary or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence, or

•	any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.

Transactions with Any of Our Directors, Corporate Officers, Statutory Auditors or Companies with Whom They Have a Relationship

Transactions with Shuho

     As of March 31, 2005, members of the Sakioka family owned 100% of Shuho. We received insurance agency services from this entity prior to the year ended March 31, 2005. We also lease office space to this entity. The following table shows transactions with this entity for the years ended March 31, 2003, 2004 and 2005.

	Year ended March 31,
	2003	2004	2005
	(in millions)
Insurance paid	¥45	¥1	¥—
Rent income received	1	1	1

     The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions. Following the establishment in April 2003 of Nissin Insurance Co., Ltd., a wholly-owned subsidiary, that provides insurance agency services to us, we no longer receive insurance agency services from Shuho, and do not intend to engage in any insurance transaction with Shuho in the future.

Transactions with Nissin Building

     As of March 31, 2005, members of the Sakioka family owned 93.3% of Nissin Building. We lease office space and parking lots to this entity. The following table shows transactions with this entity for the years ended March 31, 2003, 2004 and 2005.

	Year ended March 31,
	2003	2004	2005
	(in millions)
Rent income received	¥4	¥2	¥2

     The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

Transactions with Michimasa Sakioka

     Michimasa Sakioka is our major shareholder, as discussed in Item 7A, and the elder brother of Kunihiko Sakioka, our president, representative director and executive officer. On March 31, 2003, we received an advance payment from Michimasa Sakioka in the amount of ¥9 million in connection with his purchase of real estate property from us. He paid ¥77 million to us on April 28, 2003 for a total purchase price of ¥86 million. The purchase price was determined based on a third-party real estate appraisal.

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

Transactions with Any of Our Principal Shareholders or Affiliates

Transactions with Ascot

     We paid commissions on customer referrals of ¥33 million and ¥35 million to Ascot during the year ended March 31, 2003 and 2004, respectively. We formerly held 25% of Ascot, previously an affiliate. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

Transactions with Shinsei Business Finance

     As of March 31, 2005, we owned 25% of Shinsei Business Finance. The following table shows transactions with this entity for the years ended March 31, 2003, 2004 and 2005.

	Year ended March 31,
	2003	2004	2005
	(in millions)
Commissions on customers referral paid	¥1	¥11	¥32
Agency commissions received	—	16	13
Loan guarantee fees received	4	90	316
Bank loan guarantee fees received	—	6	34

     The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

Transactions with Webcashing.com

     As of March 31, 2005, we owned 38% of Webcashing.com. The following table shows transactions with this entity for the years ended March 31, 2003, 2004 and 2005.

	Year ended March 31,
	2003	2004	2005
	(in millions)
Commissions on customers referral paid	¥379	¥291	¥205
Advertising expenses and other fees paid	45	10	175
Proceeds from sale of equipment and software	—	22	—

     The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

Transactions with Chuo Mitsui Finance Service

     As of March 31, 2005, we owned 30% of Chuo Mitsui Finance Service. During the year ended March 31, 2005, we paid commissions on customer referrals of ¥6 thousand, and received loan guarantee fees of ¥6 thousand and bank loan guarantee fees of ¥29 thousand from Chuo Mitsui Finance Service. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

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

     The following table shows the year-end and interim dividends paid to shareholders of record of our common stock. “Dividends per share (As adjusted)” presents each dividend payments as adjusted to reflect the 3-for-1 stock split that took effect on May 21, 2001, the 2-for-1 stock split that took effect on May 21, 2002, the 2-for-1 stock split that took effect on May 20, 2003, the 2-for-1 stock split that took effect on May 20, 2004, the 2-for-1 stock split that took effect on November 19, 2004, and the 1.2-for-1 stock split that took effect on May 20, 2005:

	Dividends per	Dividends per
	share	share
Record Date	(Actual)	(As adjusted)
September 30, 2000 (interim)	¥35.00	¥0.61
March 31, 2001	35.00	0.61
September 30, 2001 (interim)	12.50	0.65
March 31, 2002	12.50	0.65
September 30, 2002 (interim)	6.50	0.68
March 31, 2003	8.50	0.89
September 30, 2003 (interim)	3.75	0.78
March 31, 2004	4.75	0.99
September 30, 2004 (interim)	1.375 (1)	1.15
March 31, 2005	2.50	2.08

(1)	Adjusted to reflect the 2-for-1 stock split that took effect on November 19, 2004. The actual interim dividend payment per share was ¥2.75.

     We presently intend to continue to pay cash dividends on a semi-annual basis and to provide a stable level of dividends to our shareholders. Starting from the year ended March 31, 2005, in order to reflect consolidated results as an indicator for our business performance, we changed our dividend policy and planned to maintain a dividend payout ratio of 30% on the consolidated net income basis. The declaration and payment of dividends, however, depend on our future earnings, financial condition and other factors, including statutory and other restrictions on the payment of dividends.

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

Stock Repurchases

     The following table shows information about our repurchases, net of distributions, since we began repurchasing our shares, following the amendments to the Commercial Code of Japan in October 2001:

	Number of	Aggregate			Number of	Net aggregate
	repurchased	repurchase	Number of	Aggregate	repurchased	purchase
Year ended/ending March 31,	shares	price	shares sold	sale price	shares, net	price
		(in million)		(in million)		(in million)
2002	3,852,326	¥347	—	¥—	3,852,326	¥347
2003	25,927,545	2,493	192,000	20	25,735,545	2,473
2004	14,417,803	1,209	3,216,960	338	11,200,843	871
2005	7,024	1	7,572,960	909	(7,565,936)	(908)
2006 (through June 30, 2005)	4,308	1	999,840	145	(995,532)	(144)

     At our general shareholders’ meeting in June 2004, our shareholders approved an amendment to our article of incorporation, which permits us to repurchase our shares by resolution of our board of directors.

B. Significant Changes.

     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change since March 31, 2005, the date of our last audited financial statements.

Item 9.   The Offer and Listing.

A. Offer and Listing Details.

Tokyo Stock Exchange

     The following table shows the reported high and low trading prices and the average daily trading volume of our common stock on the Tokyo Stock Exchange as adjusted to reflect the 3-for-1 stock split that took effect on May 21, 2001, the 2-for-1 stock split that took effect on May 21, 2002, the 2-for-1 stock split that took effect on May 20, 2003, the 2-for-1 stock split that took effect on May 20, 2004, the 2-for-1 stock split that took effect on November 19, 2004, and the 1.2-for-1 stock split that took effect on May 20, 2005:

			Average Daily
	Price Per Share		Trading Volume
Year ended/ending March 31,	High	Low	(in shares)
2001	¥113	¥53	767,194
2002	151	74	1,263,499
2003	119	75	1,209,691
2004	193	79	1,673,040
First Quarter	114	94	763,742
Second Quarter	109	79	2,129,693
Third Quarter	102	84	1,109,798
Fourth Quarter	193	95	2,703,773
2005	274	137	2,372,350
First Quarter	187	137	2,665,019
Second Quarter	212	181	2,375,261
Third Quarter	216	175	1,831,521
Fourth Quarter	274	205	2,621,589
2006	254	200	2,134,834
First Quarter	254	200	2,134,834

			Average Daily
	Price Per Share		Trading Volume
Calendar month	High	Low	(in shares)
January 2005	¥226	¥206	2,403,733
February 2005	228	205	2,264,356
March 2005	274	213	3,118,256
April 2005	254	212	2,272,675
May 2005	241	200	1,699,579
June 2005	218	200	2,385,427

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

     On July 29, 2005, the closing price of our shares on the Tokyo Stock Exchange was ¥238 per share. The following table shows selected daily price limits for a stock on the Tokyo Stock Exchange:

				Maximum daily
Previous day’s closing price or special quote				price movement
Over	¥100	Less than	¥200	¥50
Over	200	Less than	500	80
Over	500	Less than	1,000	100

New York Stock Exchange

     The current ADS/share ratio is one ADS per two shares of our common stock. The following table indicates the trading price of our American Depositary Shares on the New York Stock Exchange:

	New York Stock		Average Daily
	Exchange price per ADS		Trading Volume of
Year ended/ending March 31,	High	Low	ADSs
2003(since August 2, 2002)	$1.51	$1.25	17,611
2004	3.81	1.33	7,752
First Quarter	1.89	1.63	5,474
Second Quarter	1.79	1.33	4,310
Third Quarter	1.88	1.55	4,123
Fourth Quarter	3.81	1.77	17,364
2005	3.46	2.42	5,786
First Quarter	3.46	2.42	10,630
Second Quarter	3.85	3.31	3,600
Third Quarter	4.33	3.27	4,438
Fourth Quarter	5.03	3.88	6,459
2006	4.59	3.61	3,194
First Quarter	4.59	3.61	3,194

	New York Stock Exchange		Average Daily
	price per ADS		Trading Volume
Calendar Month	High	Low	of ADSs
January 2005	$4.50	$4.02	6,420
February 2005	4.50	3.88	4,598
March 2005	5.03	4.08	8,103
April 2005	4.59	3.89	2,114
May 2005	4.55	3.63	4,476
June 2005	4.05	3.61	3,000

     The table above has been adjusted to reflect the 2-for-1 stock split that took effect on May 20, 2004, the 2-for-1 stock split that took effect on November 19, 2004, and the 1.2-for-1 stock split that took effect on May 20, 2005.

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

D. Selling Shareholders.

     Not applicable.

E. Dilution.

     Not applicable.

F. Expenses of the Issue.

     Not applicable.

Item 10.   Additional Information.

A. Share Capital.

     Not required.

B. Memorandum and Articles of Association.

Purposes in Our Article of Incorporation

     Article 2 of our articles of incorporation states our purposes as follows:

•	Consumer financing, commercial financing and the business of mediation, guarantee and agency for these financings;

•	Lease, rent, sale, purchase and brokerage of real estate;

•	Sale and purchase of securities;

•	Non-life insurance agency business, and activities relating to the offering of life insurance policies and insurance agency business pursuant to the Automobile Liability Indemnity Law of Japan;

•	Investment and management consulting services for business organizations;

•	Collection agency;

•	Computation surrogate business;

•	Contract for advertising and general publicity;

•	Factoring;

•	Development and sale of computer software;

•	Sale of computers and their peripherals;

•	Management and lease of sport facilities;

•	Corporate accounting and labor management surrogate business;

•	Internet service provider business;

•	Internet-related advertising and general publicity business;

•	Intermediation of money loans by utilizing the Internet;

•	Business concerning acceptance of planning, development and production of software relating to the Internet, and related consulting services;

•	Business relating to general bridal services;

•	Business of planning, managing and coordinating various kind of events;

•	Business relating to the provision of various kind of culture classes and classes for acquiring various kind of licenses;

•	Planning and production of advertisements and general publicity, and advertising agency;

•	Business of offering compulsory automobile inspection services; and

•	All activities incidental to any of the foregoing items.

Provisions Regarding Our Directors

     There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Commercial Code of Japan, however, requires such director to refrain from voting on such matters at meetings of the board of directors.

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

Rights of Our Shareholders

     The Commercial Code allows a change in the number of authorized shares in correspond to the ratio of a stock split upon approval by the Board of Directors. Pursuant to the Code, on November 19, 2004, in accordance with a partial amendment of our articles of incorporation upon approval by the Board of Directors on August 17, 2004, the number of authorized shares was increased from 960 million shares to 1,920 million shares.

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

     We may distribute profits by annual dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

•	our stated capital;

•	our additional paid-in capital;

•	our accumulated legal reserve;

•	the legal reserve to be set aside for the fiscal year;

•	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts listed above other than our stated capital;

•	the payments for new shares reported in the shareholders’ equity; and

•	the excess, if any, of the aggregate market value of assets, if stated on book at market value pursuant to the Commercial Code, over their aggregate acquisition cost.

     In the case of interim dividends, we calculate our net assets by reference to the balance sheet at the last closing of our accounts. The assets, however, are adjusted to reflect:

•	any subsequent payment made by appropriation of retained earnings and transfer to legal reserve following the payment;

•	any subsequent transfer of retained earnings to stated capital;

•	if a resolution of an ordinary general shareholders’ meeting has authorized us to acquire our shares, the total purchase price of those shares by us, so long as the resolution has not expired and regardless of whether or not the shares are purchased; and

•	other items as provided under the Commercial Code and the relevant ordinances.

     We may not pay any interim dividends where the amount of our net assets is not likely exceed at the end of the fiscal year the aggregate of our stated capital, our additional paid-in capital, our accumulated legal reserve, the legal reserve for the fiscal year and other items listed above.

     In Japan, the ex-dividend date and record date for dividends precede the date of determination of the amount of the dividend. The price of our shares generally goes ex-dividend on the third business day prior to the record date.

     Repurchase of Our Shares

     Following the amendments to the Commercial Code effective as of September 1, 2003, pursuant to an amendment to our articles of incorporation at an ordinary general shareholders’ meeting held on June 22, 2004, we may, upon approval by the Board of Directors, flexibly acquire shares of treasury stock during a fiscal year and may determine the amount and timing of the purchase of our shares without having pre-approval at a shareholders meeting of the total number of shares or aggregate price of shares to be acquired. In such case, however, the acquisition method is limited to market trading or take over bids (TOB).

     However, under the law, any acquisition of shares pursuant to articles of incorporation must satisfy the requirement that the total purchase price not exceed the aggregate of the retained earnings available for interim dividend payment.

     Further, share repurchases are not permitted if there is a likelihood of a deficit at the end of the fiscal year, and in the event such purchases cause a deficit, the Board of Directors shall be liable to provide compensation.

     In addition, subsequent to the acquisition of these shares, the company is required to report on the results of the acquisition at the next ordinary general shareholders’ meeting and also to provide certain disclosure pursuant to the Securities and Exchange Law and the relevant Stock Exchange regulations.

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

Shareholders’ Rights to Bring Actions Against Directors

     The Japanese Commercial Code contains provisions that allow shareholders who have held our shares for six months to demand our board of directors to observe its duties to protect the company. Derivative actions may be brought in situations including where the company lends money to directors, engages in self-interested transactions or violates any law, ordinance or the articles of incorporation. If our board of directors has not instituted an action within sixty days of the shareholder’s demand, the shareholder may initiate a lawsuit as a derivative action. The Commercial Code also provides an exception to the sixty day waiting period, when a wait of sixty days might cause the company irreparable damage. In these cases, the shareholder may institute the action immediately, but must notify the company without delay. For example, if we could suffer irreparable damage from an illegal act of our director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act. In addition, pursuant to the Commercial Code, shareholders have a right to institute a direct lawsuit for recovery of monetary damages against a director, statutory auditor or accountant if any such officer causes damage to a shareholder by his or her gross negligence or willful conduct.

Limitations Affecting Security Holders

Japanese Unit Share System

     Recent amendments to the Japanese Commercial Code abolished the unit share system called “tan-i-kabu” as of October 1, 2001, and introduced a new unit share system called “tan-gen-kabu.” These legal changes deem us to have amended our articles of incorporation as of October 1, 2001, so that 100 shares now constitute one new unit of our shares. The Commercial Code currently permits our board of directors by itself to reduce, but not to increase, the number of shares that will constitute a new unit or abolish the new unit share system entirely by a board resolution. An increase in the number of shares that constitute a unit requires an amendment of the articles of incorporation by a special resolution at the shareholders’ meeting. In any case, the number of shares constituting a new unit may not exceed the fewer of 1,000 shares and one-two hundredths (1/200) of the number of all issued shares.

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

Reporting Requirements of Shareholders

Report of Substantial Shareholdings

     The Securities and Exchange Law of Japan requires any holder of shares, including in the form of ADRs, who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant local finance bureau of the Ministry of Finance, within five business days, a report concerning those shareholdings. A holder must file a similar report to reflect any change of 1% or more in any shareholding. Copies of any reports must also be furnished to us and to all Japanese stock exchanges on which our shares are listed. For this purpose, shares issuable upon exercise of share subscription options are taken into account in determining both the number of shares held by that holder and our total issued share capital. As a result, the above reporting requirements will apply to holders of more than 5% of our total issued shares including such subscription options and bonds with share subscription options.

Acquisition or Disposition of Shares or ADSs

     In general, non-residents of Japan and corporations whose principal offices are located outside Japan may acquire shares of stock of a Japanese company listed on any Japanese stock exchange from resident of Japan without any restriction but subject to the requirement under the foreign exchange regulations and securities law as described below. Under the Foreign Exchange and Foreign Trade Law, foreign exchange and foreign trade transactions are, with minor exceptions relating to inward direct investments generally inapplicable to our shares, only subject to post transaction reporting requirements. Non-residents of Japan, including foreign corporations not resident in Japan, who acquire or dispose of shares of common stock or ADSs, are generally not required to submit post transaction reports. The Minister of Finance, however, has the power to impose a licensing requirement for transactions in limited circumstances.

     If a foreign investor:

•	acquires shares of a Japanese company listed on a Japanese stock exchange and

•	as a result of this acquisition, directly or indirectly holds, aggregated with existing holdings, 10% or more of the issued shares of the company,

     the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan within 15 days from and including the date of acquisition. In exceptional cases, a prior notification is required in respect of the acquisition.

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

Transfer Agent for Our Shares

     The Chuo Mitsui Trust and Banking Co., Ltd. replace The Mitsubishi Trust and Banking Corporation as the transfer agent for our shares from June 23, 2005. Its office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo 168-0063, Japan. The Chuo Mitsui Trust and Banking Co., Ltd. maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

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

C. Material Contracts.

     We are not a party to any material contract, other than contracts entered into in the ordinary course of business, entered into during the period beginning April 1, 2003 through the date of this annual report on Form 20-F.

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

     On the other hand, in the case of individual shareholders, no deemed dividend is required to be recognized until March 31, 2007 due to the operation of a temporary measurement. Therefore, they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us, whether by way of a tender offer or otherwise, for the purpose of cancellation with retained earnings, the shareholders, whether individuals or corporations, whose shares are not acquired by us were previously deemed to have received a dividend corresponding to the notional increase of share value by the share cancellation under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders, whether individuals or corporations, whose shares are not cancelled.

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

     Japan has income tax treaties, conventions or agreements that generally reduce the above-mentioned withholding tax rate to 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Under the new tax treaty between United States and Japan, of which withholding tax treatment is applicable effective from July 1, 2004 to dividends declared thereafter, the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified U.S. residents eligible to enjoy treaty benefits. Note that, under the new tax treaty between US and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. By virtue of the operation of the preservation doctrine under each tax treaty, if the Japanese statutory rate is lower than the maximum rate applicable under the Tax Treaty, the Japanese statutory rate shall apply. In the case where the treaty rare applies, Non-resident shareholders entitled to a reduced Japanese withholding tax rate on our dividends are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide this application service. See “Settlement for Our the Shares” in Item 10.B of this annual report on Form 20-F. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention—one before payment of dividends and the other within eight months of our fiscal year end. To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will be entitled to claim the refund of taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

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

F. Dividends and Paying Agents.

     Not required.

G. Statement by Experts.

     Not required.

H. Documents on Display.

     We file periodic reports and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains an Internet site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. You may also inspect our reports filed with the Securities and Exchange Commission and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.nisgroup.jp/english. This information is not incorporated by reference into this annual report on Form 20-F.

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

Interest Rate Risk

     Liability-side Risk

     Our exposure to changes in interest rates arises primarily from our long-term borrowings that bear interest at variable rates and our cash and cash equivalents. As discussed in “Capital Requirements” in Item 5.B of this annual report on Form 20-F, we require a significant amount of borrowings to fund our lending activities. Our cash is predominantly invested in loans to individuals, including small business owners.

     The following table shows the repayment schedule for our outstanding bonds and other long-term borrowings and the average interest rates on these borrowings.

								As of
								March 31,
	Year ending March 31,							2005
	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(in millions except percentage)
Bonds	¥5,060	¥10,502	¥8,060	¥30	¥—	¥—	¥23,652	¥27,828
Average interest rate	1.76%	1.40%	1.19%	2.44%	—	—	1.61%
Variable (1)	30,920	19,499	8,031	320	112	—	58,882	58,882
Average interest rate	1.96%	1.82%	1.68%	2.00%	2.20%	—	1.89%
Fixed	28,335	15,402	10,374	146	53	—	54,310	54,042
Average interest rate	2.00%	1.97%	1.75%	2.38%	1.95%		2.01%

(1)	Variable interest rate borrowings include asset-backed commercial paper.

     Our debt obligations mature at various times through January 2010 and carry interest rates of change between 0.3% and 3.1%. Our borrowings bear either a fixed rate or a variable rate indexed to the Tokyo Inter-Bank Offered Rate (TIBOR), or the London Inter-Bank Offered Rate (LIBOR), or the short-term or long-term prime rates in Japan. In order to reduce our exposure to fluctuations in interest rates on variable rate borrowings, we utilize derivative instruments such as interest rate swap contracts. As of March 31, 2005, we had two outstanding interest rate swap agreements in an aggregate amount of ¥2,483 million, which matures in March and August 2006. Under these agreements, we receive payments at TIBOR plus 1.25% and make payments at an interest rate of 2.19% and 1.61%.

     The weighted average interest rate on our short-term borrowings was 1.7% at March 31, 2003 1.3% at March 31, 2004, and 1.2% at March 31, 2005, and our weighted average long-term borrowing rate on variable-rate borrowings was 2.4% at March 31, 2003, 2.2% at March 31, 2004 and 1.9% at March 31, 2005.

     The following table illustrates the after tax impact of a hypothetical increase in our average borrowing rates on our short-term borrowings and variable-rate long-term borrowings:

	Assumed weighted average interest rate
	2%	3%	4%
	(in millions)
Net income as reported	¥7,262	¥7,262	¥7,262
Net income as adjusted for hypothetical increase in interest rates	7,215	6,898	6,581

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

     The following table indicates the average contractual maturity, weighted by loans outstanding, of each of our loan categories at the end of each of the years indicated:

	As of March 31,
	2004		2005
	(years)
Small business owner loans	4.8		4.3
Wide loans	4.9		5.0
Business Timely loans	3.0	(1)	3.0	(1)
Consumer loans	3.0	(1)	3.0	(1)
Secured loans	5.9		1.6
Other loans	—	(2)	3.5

(1)	The average maturity of 3.0 years for Business Timely loans and consumer loans is based on the three-year term of the loan contract, which is automatically renewable.

(2)	The average maturity for other loans as of March 31, 2004 was inapplicable.

     The following table indicates the average interest rate, weighted by loans outstanding, of each of our loan categories for each of the years indicated:

	Year ended March 31,
	2004	2005
Small business owner loans	20.4%	19.5%
Wide loans	20.8	19.7
Business Timely loans	25.6	25.0
Consumer loans	25.3	37.1	(1)
Secured loans	9.2	9.6
Other loans	13.4	12.0

(1)	Reflecting the sale of most of the outstanding balance of our consumer loans to Orient Credit in June 2004.

     Our weighted average lending rate per year on loans receivable was 23.3% for the year ended March 31, 2003, 22.0% for the year ended March 31, 2004 and 20.1% for the year ended March 31, 2005. The following table illustrates the after tax impact of a hypothetical decrease in our average lending rates on our loans receivable:

	Assumed weighted average interest rate per year
	19.5%	19.0%	18.5%
	(in millions)
Net income as reported	¥7,262	¥7,262	¥7,262
Net income as adjusted for hypothetical decrease in interest rates	6,785	6,352	5,919

     Based on the weighted average lending rate of 20.1% per year for the year ended March 31, 2005 and rate of change in our weighted average lending rate on loans receivable in the past few years, we believe the above range of 19.5% to 18.5% per year reasonably captures the likely changes in the weighted average lending rate on loans receivable during the fiscal year ending March 31, 2006.

     As discussed in further detail in “Our Products — Consumer Loans” in Item 4.B of this annual report on Form 20-F, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit. This sale has caused our lending rates on loans receivable to decrease as our consumer loans have a typically higher average lending rate than our small business owner loans, Wide loans and secured loans. However, our consumer loans also have a higher charge-off ratio than all of our other loan products, particularly our small business owner loans, Wide loans and secured loans. As a result, our profit margin has improved as the decreased net provision for loan losses mitigated the negative impact from our reduced weighted average lending rate. Our net interest income after provision for loan losses as a percentage of our total interest income rose to 64.0% for the year ended March 31, 2005 compared to 57.2% for the previous fiscal year. Also, the reduction of expenses associates with our consumer loan business, such as through closing of offices, offset to a certain extent the downward pressure on our net income created by the sale. Furthermore, we believe that our ongoing efforts to shift our resources to our non-consumer loan businesses will have a positive effect on net income growth.

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

Investment Price Risk

     We invest in marketable and non-marketable equity securities for business and strategic purposes. The book carrying value of these equity securities was ¥8,650 million as of March 31, 2004, of which ¥367 million were non-marketable, and ¥21,444 million as of March 31, 2005, of which ¥2,800 million were non-marketable. We also have non-equity investments, all of which are non-marketable. These non-equity investments amounted to ¥524 million as of March 31, 2004, of which ¥500 million were investment funds and ¥24 million were debt securities, and ¥6,999 million as of March 31, 2005, of which ¥6,812 million were investment funds, ¥155 million were debt securities and ¥32 million were other investments.

     We are exposed to changes in the market value of our investments. We have realized gains and losses from both the sale of investments, as well as from impairment as a result of other than temporary declines in market value. With respect to our sales of investments, our gross realized gains were, ¥114 million for the year ended March 31, 2003, ¥645 million for the year ended March 31, 2004 and ¥939 million for the year ended March 31, 2005, and our gross realized losses were, ¥82 million for the year ended March 31 2003, ¥46 million for the year ended March 31, 2004 and ¥5 million for the year ended March 31, 2005. We experienced realized losses of ¥1,005 million on impairment of investment securities, for the year ended March 31, 2003, ¥867 million for the year ended March 31, 2004 and ¥1,447 million for the year ended March 31, 2005.

Item 12.   Description of Securities Other than Equity Securities.

     Not required.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15.   Controls and Procedures.

Disclosure Controls and Procedures

     As of the end of the year ended March 31, 2005, our management, with the participation of Kunihiko Sakioka, our president, representative director and principal executive officer, and Hitoshi Higaki, our senior managing director and principal financial officer, performed an evaluation of our disclosure controls and procedures.

     Under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

     Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the date of the evaluation.

Changes in Internal Control Over Financial Reporting

     With the participation of our principal executive officer and principal financial officer, we also evaluated any change in our internal control over financial reporting that occurred during the year ended March 31, 2005.

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

     Based on that evaluation, our principal executive officer and principal financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.   Principal Accountant Fees and Services.

     The following table shows information about fees paid by us to BDO Sanyu & Co., our principal accountants. All services performed by BDO Sanyu & Co were approved by our board of statutory auditors:

	Year ended March 31,
	2003	2004	2005
	(millions)
Audit fees (1)	¥72	¥47	¥45
Audit-related fees (2)	12	6	17
Tax fees (3)	—	—	—
All other fees (4)	—	—	—

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by our principal accountants for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements for those years.

(2)	These are the aggregate fees billed for the fiscal year for assurance and related services by our principal accountants that are reasonably related to the performance of the audit of our financial statements other than those reported under “Audit Fees” above. These services include due diligence and preparation of comfort letters in connection with bond offerings.

(3)	These are the aggregate fees billed for the fiscal year for professional services rendered by our principle accountants for tax compliance, tax advice and tax planning.

(4)	These are the aggregate fees billed for the fiscal year for products and services provided by our principle accountants other than those included above.

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

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     The following table shows the purchases made by us of our shares during the year ended March 31, 2005:

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that May Yet
			Part of Publicly	Be purchased Under
	Total Number of	Average Price Paid	Announced Plans or	the Plans or
Period	Shares Purchased	per Share	Program	Programs
April 2005	4,015	¥188	N/A	N/A
May 2005	137	171	N/A	N/A
June 2005	804	179	N/A	N/A
July 2005	533	201	N/A	N/A
August 2005	163	196	N/A	N/A
September 2005	96	209	N/A	N/A
October 2005	—	—	N/A	N/A
November 2005	72	203	N/A	N/A
December 2005	187	208	N/A	N/A
January 2005	166	205	N/A	N/A
February 2005	96	212	N/A	N/A
March 2005	755	241	N/A	N/A

Total	7,024	¥195	N/A	N/A

     Under the Commercial Code of Japan, a holder of shares constituting less than one full unit may require us to purchase such shares at their market value (See “Item 10B—Rights of Our Shareholders—Rights with Respect to Dividends, Stock Repurchases and Stock Splits”). During the year ended March 31, 2005, we purchased 7,024 shares for a total purchase price of ¥1 million upon such requests from holders of shares constituting less than one full unit.

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

8.1	—	List of Our Subsidiaries
12.1	—	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	—	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	—	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	—	Certification of the chief financial officer required by 18 U.S.C. Section 1350

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

NISSIN CO., LTD.
By	/s/ Kunihiko Sakioka
	Name:	Kunihiko Sakioka
	Title:	President, Representative Director and Executive Officer

July 29, 2005

S-1

NISSIN CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NISSIN CO., LTD.:

We have audited the accompanying consolidated balance sheets of NISSIN CO., LTD. and its subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1 to the consolidated financial statements.

BDO Sanyu & Co.
Osaka, Japan
June 22, 2005

CONSOLIDATED BALANCE SHEETS
NISSIN CO., LTD. AND SUBSIDIARIES
March 31, 2004 and 2005

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	2004	2005	2005
ASSETS
Cash and cash equivalents	¥20,243	¥25,709	$ 239,398
Restricted cash in banks	435	846	7,878
Loans receivable, net	166,890	146,119	1,360,639
Purchased loans receivable, net	4,342	13,581	126,464
Interest receivable	1,060	831	7,738
Investment securities	9,174	28,443	264,857
Property and equipment:
Land	356	356	3,315
Buildings and structures	1,094	1,264	11,770
Equipment and software	5,253	5,756	53,599

	6,703	7,376	68,684
Accumulated depreciation and amortization	(2,363)	(2,091)	(19,471)

	4,340	5,285	49,213
Investment in affiliates	496	514	4,786
Deferred income taxes	579	333	3,101
Other assets	2,709	6,740	62,763

Total assets	¥210,268	¥228,401	$2,126,837

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (CONTINUED)
NISSIN CO., LTD. AND SUBSIDIARIES
March 31, 2004 and 2005

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	2004	2005	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,563	¥12,600	$ 117,329
Accrued income taxes	2,758	716	6,667
Accrued expenses	623	497	4,628
Long-term borrowings	142,577	136,844	1,274,271
Capital lease obligations	2,058	1,683	15,672
Accrued retirement benefits	334	330	3,073
Deferred income taxes	—	4,439	41,335
Other liabilities	1,897	3,175	29,566

Total liabilities	155,810	160,284	1,492,541

Minority interests	161	1,146	10,672

Commitments and contingencies (Notes 9, 10 and 13)

Shareholders’ equity:
Common stock — designated value (Note 14)
Authorized — 960,000,000 and 1,920,000,000 shares at March 31, 2004 and 2005, respectively
Issued — 646,685,721 and 653,602,117 shares at March 31, 2004 and 2005, respectively	7,218	7,779	72,437
Additional paid-in capital	9,092	9,836	91,591
Retained earnings	38,351	44,313	412,636
Cumulative other comprehensive income	3,371	8,086	75,296
Less treasury stock, at cost:
40,790,520 shares and 33,224,583 shares at March 31, 2004 and 2005, respectively	(3,735)	(3,043)	(28,336)

Total shareholders’ equity	54,297	66,971	623,624

Total liabilities and shareholders’ equity	¥210,268	¥228,401	$2,126,837

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2003, 2004 and 2005

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2003	2004	2005	2005
Interest income:
Loans	¥38,519	¥38,036	¥29,298	$272,819
Other	715	2,071	3,257	30,328

Total interest income	39,234	40,107	32,555	303,147

Interest expense:
Borrowings	3,920	3,611	2,972	27,675
Other	64	113	187	1,741

Total interest expense	3,984	3,724	3,159	29,416

Net interest income	35,250	36,383	29,396	273,731

Provision for loan losses, net	12,688	13,461	8,576	79,858

Net interest income after provision for loan losses	22,562	22,922	20,820	193,873

Non-interest income:
Gain on sale of loans receivable	—	—	3,327	30,981
Losses on sale and impairment of investment securities, net	(973)	(268)	(513)	(4,777)
Gain on sale of subsidiaries and affiliates, net	324	670	1,339	12,469
Commission income	1,267	—	—	—
Guarantee fees received, net	26	113	317	2,952
Equity losses in affiliates, net	(17)	(183)	(92)	(857)
Rents, dividends and other	210	398	1,606	14,954

Total non-interest income	837	730	5,984	55,722

Non-interest expense:
Salaries and employee benefits	6,233	6,735	6,521	60,723
Occupancy, furniture and equipment	2,190	2,060	2,395	22,302
Advertising	449	218	332	3,092
Other general and administrative expenses	4,380	3,349	4,869	45,339
Losses on sale and impairment of long-lived assets, net	225	530	94	875
Impairment of investment in affiliates	683	—	—	—
Other	124	97	493	4,590
Minority interests	15	4	192	1,788

Total non-interest expense	14,299	12,993	14,896	138,709

Income before income taxes	9,100	10,659	11,908	110,886

Income taxes	3,924	4,582	4,646	43,263

Net income	¥5,176	¥6,077	¥7,262	$ 67,623

CONSOLIDATED STATEMENTS OF INCOME
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2003, 2004 and 2005

				U.S. Dollars
	Yen			(Note 1)
Per share data:	2003	2004	2005	2005
Net income — basic	¥8.37	¥10.15	¥11.90	$0.11
— diluted	7.76	9.36	10.81	0.10
Cash dividends paid	1.33	1.67	2.13	0.02

	Thousands of Shares			Thousands of Shares
Weighted average shares outstanding:	2003	2004	2005	2005
Basic	618,816	598,464	610,414	610,414
Diluted	679,958	660,197	675,967	675,967

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2003, 2004 and 2005

	Number of Shares	Millions of Yen
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2002	636,595	¥6,611	¥8,467	¥28,932	¥ 113	¥ (348)	¥43,775
Comprehensive income:
Net income				5,176			5,176
Other comprehensive loss, net of tax
Change in net unrealized gains on investment securities					(88)		(88)
Change in net unrealized losses on derivative instruments					45		45

Total comprehensive income							5,133

Cash dividends paid				(833)			(833)
Repurchases of warrants			(5)				(5)
Purchases of treasury stock						(2,493)	(2,493)
Sales of treasury stock			—			20	20

Balance as of March 31, 2003	636,595	6,611	8,462	33,275	70	(2,821)	45,597
Exercise of stock warrants	10,091	607	594				1,201
Comprehensive income:
Net income				6,077			6,077
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					3,304		3,304
Change in net unrealized losses on derivative instruments					(3)		(3)

Total comprehensive income							9,378

Cash dividends paid				(1,001)			(1,001)
Repurchases of warrants			(7)				(7)
Purchases of treasury stock						(1,209)	(1,209)
Sales of treasury stock			43			295	338

Balance as of March 31, 2004	646,686	7,218	9,092	38,351	3,371	(3,735)	54,297

(Continued)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2003, 2004 and 2005

	Number of Shares	Millions of Yen
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
(Continued)
Balance as of March 31, 2004	646,686	7,218	9,092	38,351	3,371	(3,735)	54,297
Exercise of stock warrants and convertible bond	6,916	561	528				1,089
Comprehensive income:
Net income				7,262			7,262
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					4,725		4,725
Change in net unrealized losses on derivative instruments					(1)		(1)
Change in foreign currency adjustments					(9)		(9)

Total comprehensive income							11,977

Cash dividends paid				(1,300)			(1,300)
Purchases of treasury stock						(1)	(1)
Sales of treasury stock			216			693	909

Balance as of March 31, 2005	653,602	¥7,779	¥9,836	¥44,313	¥8,086	¥(3,043)	¥66,971

	Number of Shares	Thousands of U.S. Dollars (Note 1)
	of Common stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2004	646,686	$67,213	$84,663	$357,118	$31,390	$(34,780)	$505,604
Exercise of stock warrants and convertible bond	6,916	5,224	4,917				10,141
Comprehensive income:
Net income				67,623			67,623
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					43,999		43,999
Change in net unrealized losses on derivative instruments					(9)		(9)
Change in foreign currency adjustments					(84)		(84)

Total comprehensive income							111,529

Cash dividends paid				(12,105)			(12,105)
Purchases of treasury stock						(9)	(9)
Sales of treasury stock			2,011			6,453	8,464

Balance as of March 31, 2005	653,602	$72,437	$91,591	$412,636	$75,296	$(28,336)	$623,624

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2003, 2004 and 2005

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2003	2004	2005	2005
Operating Activities
Net income	¥5,176	¥6,077	¥7,262	$ 67,623
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	12,688	13,461	8,576	79,858
Gain on sale of loans receivable	—	—	(3,327)	(30,981)
Depreciation and amortization	1,027	884	1,175	10,941
Amortization of debt issuance costs	265	221	239	2,226
Amortization of loan origination costs	747	751	540	5,028
Amortization of cap option premium	51	—	—	—
Losses on sale and impairment of investment securities, net	973	268	513	4,777
Losses on sale and impairment of long-lived assets, net	225	530	94	875
Gain on sales of subsidiaries and affiliates, net	(324)	(670)	(1,339)	(12,469)
Equity losses in affiliates, net	17	183	92	857
Impairment of investment in affiliates	683	—	—	—
Deferred income taxes	(1,166)	(633)	1,427	13,288
Minority interests	15	4	192	1,788
Changes in assets and liabilities:
Interest receivable	(44)	117	229	2,132
Accrued income taxes and expenses	688	(58)	(2,181)	(20,309)
Other liabilities	294	807	1,194	11,120

Net cash provided by operating activities	21,315	21,942	14,686	136,754

Investing Activities
Proceeds from sale of loans receivable	—	—	32,697	304,470
Loans receivable, net of principal collections	(32,033)	(13,764)	(17,615)	(164,028)
Purchases of distressed loans	(4,854)	(4,502)	(16,896)	(157,333)
Proceeds from principal collections of distressed loans	2,145	2,469	6,840	63,693
Purchases of investment securities	(588)	(3,605)	(16,508)	(153,720)
Proceeds from sales of investment securities	1,057	2,173	5,125	47,723
Purchases of property and equipment	(983)	(880)	(1,754)	(16,333)
Proceeds from sales of property and equipment	43	382	16	149
Increases in investment in affiliates	(535)	(450)	(160)	(1,490)
Proceeds from sales of affiliates	—	504	—	—
Acquisition of a new subsidiary, net of cash acquired	—	—	(764)	(7,114)
Proceeds from sales of subsidiaries, net of cash decreased	(144)	78	—	—
Other changes in other assets	(766)	(706)	(3,527)	(32,844)

Net cash used in investing activities	(36,658)	(18,301)	(12,546)	(116,827)

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2003, 2004 and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	2005	2005
(Continued)
Financing Activities
Deposit of restricted cash in banks	1,277	(212)	(411)	(3,827)
Issuance of commercial paper	8,600	13,000	15,100	140,609
Repayments of commercial paper	(6,200)	(12,200)	(14,800)	(137,815)
Proceeds from short-term borrowings	8,095	3,539	20,851	194,161
Repayments of short-term borrowings	(6,270)	(4,100)	(13,483)	(125,552)
Proceeds from long-term borrowings	82,624	56,564	83,685	779,262
Repayments of long-term borrowings	(62,131)	(62,686)	(88,555)	(824,611)
Payments of capital lease obligations	(845)	(762)	(823)	(7,664)
Repurchases of stock warrants	(5)	(7)	—	—
Proceeds from exercise of stock warrants	—	1,201	31	289
Purchases of treasury stock	(2,493)	(1,209)	(1)	(9)
Proceeds from sales of treasury stock	20	338	909	8,464
Dividends paid	(833)	(1,001)	(1,300)	(12,105)
Proceeds from issuance of new shares by subsidiaries	—	525	2,132	19,853

Net cash provided by (used in) financing activities	21,839	(7,010)	3,335	31,055

Effect of exchange rate changes on cash and cash equivalents	—	—	(9)	(84)
Net increase (decrease) in cash and cash equivalents	6,496	(3,369)	5,466	50,898
Cash and cash equivalents at beginning of year	17,116	23,612	20,243	188,500

Cash and cash equivalents at end of year	¥23,612	¥20,243	¥25,709	$239,398

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Business Organization and Basis of Presentation

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture in western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution providing integrated financial services as its main business, specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN and its subsidiaries provide the following products by using a variety of channels:

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

Secured loans: Primarily loans secured by real property designed for property developers. The interest rates for these loans are determined on an individual basis. These loans turn to cash quickly as they typically mature in one month to two years.

Other: Provides collateralized lease financing, credit enhancements through guarantees, and other lending services.

On May 6, 2004, NISSIN signed an agreement to sell most of its consumer loans receivable to Orient Credit Co., Ltd. The sale was closed on June 1, 2004. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for owners of small and medium-sized businesses. Consequently, the balance of consumer loans as of May 31, 2004 was sold for ¥32,697 million ($304,470 thousand). Subsequent to the sale, NISSIN provided operation support services to Orient Credit Co., Ltd., and during the year ended March 31, 2005, the Company received ¥392 million ($3,650 thousand) for these services, which was included in “Rents, dividends and other” in the accompanying consolidated statements of income.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in the consolidated financial statements. Significant changes to subsidiaries in the past two years include:

On November 10, 2003, NISSIN invested ¥50 million to establish NIS Lease Co., Ltd., a wholly-owned subsidiary, to commence capital and operating lease operations in Japan. Subsequently, on each of March 27, 2004 and March 4, 2005, NISSIN additionally invested ¥450 million and ¥400 million ($3,725 thousand), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On July 9, 2004, NISSIN invested $500 thousand to establish Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary, in Shanghai, China to expand the Company’s businesses into the Chinese market. Subsequently, Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd. increased its capital to $10 million through additional investments by NISSIN on December 27, 2004 and February 17, 2005. The functional currency of Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd. is Chinese Yuan Renminbi (CNY).

On September 16, 2004, Nissin Servicer Co., Ltd. (“SVC”), a consolidated subsidiary, listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public. Consequently, NISSIN’s interest in SVC has been diluted from 89.8% to the current 75.9%. The Company recognized a net gain on change of interest of ¥1,339 million ($12,469 thousand), which was recorded in “Gain on sales of subsidiaries and affiliates, net” in the accompanying consolidated statements of income. The Company continues to recognize gains or losses from dilution of its interest in SVC.

On December 3, 2004, NISSIN invested ¥3,811 million ($35,487 thousand) in cash to acquire 100% of the issued shares of Yamagen Securities Co., Ltd., a wholly-owned subsidiary of Japan Asia Holdings (Japan) Limited. This acquisition was made for the purpose of commencing securities business operations in Japan to enable the Company to provide a full line of financial services from procurement to investment, as well as direct and indirect financing, to all clients and businesses related with the Company. The Company began consolidating the results of operations of Yamagen Securities Co., Ltd. from December 3, 2004. The Company accounted for the acquisition as a purchase using the accounting standards established in Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combination”, and SFAS No. 142 “Goodwill and Other Intangible Assets”. The amount of consideration paid in excess of the estimated fair value of the net assets acquired was ¥600 million ($5,587 thousand) for a brokerage license and was recorded in “Other assets” in the accompanying consolidated balance sheets. This license is determined to have an indefinite useful life. On May 1, 2005, Yamagen Securities Co., Ltd. changed its name to NIS Securities Co., Ltd.

A reconciliation of the purchase price of Yamagen Securities Co., Ltd. is as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Fair value of assets acquired:
Current assets	¥3,133	$29,174
Other tangible assets	9	84
Amortizable intangible assets	4	37
Unamortizable assets	181	1,685
Brokerage license	600	5,587

Total assets acquired	3,927	36,567
Less: liabilities assumed	(116)	(1,080)

Total purchase price	¥3,811	$35,487

As Yamagen Securities Co., Ltd. was not operating as a business due to the transfer of its operating assets prior to the acquisition, had the Company purchased Yamagen Securities Co., Ltd. at the beginning of the Company’s fiscal year, there would be no significant difference in revenues or net income of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, the change in the Company’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is recognized as earnings.

The Company and its domestic subsidiaries maintain their books and records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

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

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2005, which was ¥107.39 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Certain reclassifications have been made to conform to the current fiscal year presentation. These reclassifications have no effects on previously reported net income and shareholders’ equity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately fifty months as of March 31, 2005.

(c)	Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

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

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.

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

(d)	Investment in Leases and Revenue Recognition

Investment in direct financing leases consists of leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The net investment in the leases, included in “Loans receivable, net” on the consolidated balance sheets, is the gross investment in the leases plus any unamortized initial direct costs less unearned lease income. Gross investment in the leases is the sum of lease payments and estimated unguaranteed residual values. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Initial direct costs are certain direct lease origination costs, which being deferred and amortized over the lease term as a yield adjustment. Unearned lease income is the difference between gross investment in the leases and cost or carrying amount of the leased equipment. These are being deferred and taken into income over the lease term. Amortization of unearned lease income is computed using the interest method. For the year ended March 31, 2004, the amount of initial direct costs is insignificant. As of March 31, 2005, the Company recorded ¥2,168 million ($20,188 thousand) in book value for its investment in direct financing leases, which are recorded in “Loans receivable, net” in the accompanying consolidated balance sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investment in operating leases represent the underlying tangible and intangible assets and are carried at cost and depreciated over their estimated useful lives on a straight-line basis. Revenues from operating leases are recognized over the lease term as it becomes receivable according to the provisions of the lease. Revenues from re-leases are recognized when received. As of March 31, 2005, the Company had ¥287 million ($2,673 thousand) in its investment in operating leases, which are recorded in “Property and equipment” in the accompanying consolidated balance sheets.

(e)	Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost. The Company then establish an allowance for estimated loan losses on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible. As of March 31, 2004 and 2005, ¥3,496 million and ¥12,745 million ($118,679 thousand) in carrying value of loans was accounted for under the cost recovery method, respectively.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2004 and 2005, ¥846 million and ¥836 million ($7,785 thousand) in carrying value of loans was accounted for under the level yield method, respectively.

(f)	Investment Securities

The Company’s investment securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.

Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as cumulative other comprehensive income in the shareholders’ equity. In accordance with SFAS No. 115, an “other than temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be other than temporary. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other than temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions or other reasons.

Non-marketable debt securities are accounted for on an amortized cost basis and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions or other reasons.

Costs of securities sold are determined using the weighted average cost method.

(g)	Long-lived Assets

Property and equipment are stated at cost and, except for land, are depreciated on a straight-line basis over their estimated useful lives, approximately 22 to 50 years (weighted average life of 49 years) for buildings, 3 to 18 years (weighted average life of 15 years) for building improvements, 3 to 30 years (weighted average life of 15 years) for structures and 2 to 20 years (weighted average life of 4 years) for equipments. Software is amortized on a straight-line basis over 5 years.

Leased property and equipment under capital leases as lessee including software is amortized over the period of the lease or the life of the property and equipment, whichever is shorter. Repairs and maintenance are charged to expense when incurred.

Real property for sale, including real property acquired upon foreclosure, is carried at the lower of cost or fair value less estimated costs to sell. Amounts owned and held for sale at March 31, 2005 were ¥1,137 million ($10,588 thousand) and are included in “Other assets” in the accompanying consolidated balance sheets. There was no real property for sale at March 31, 2004.

The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets under certain circumstances are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less costs to sell. During the years ended March 31, 2003 and 2004, the Company wrote down investments in rental real property to its fair value, recording ¥169 million and ¥591 million in losses for each of the years, respectively. These losses are included in “Losses on sale and impairment of long-lived assets, net” in the accompanying consolidated statements of income. The Company did not recognize any impairment of long-lived assets during the year ended March 31, 2005.

(h)	Investments in Affiliates

Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.

(i)	Derivative Financial Instruments

The Company accounts for derivatives instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge. For a derivative designated as a fair value hedge, the gains or losses of the derivative in the period of change and the offsetting losses or gains of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gains or losses is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gains or losses of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gains or losses is recognized currently in results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

on the balance sheet, recognizing changes in the fair value in current-period earnings.

For purposes of the cash flow statement, cash flows from derivative instruments are classified with the cash flows from the hedged item.

(j)	Guarantees

The Company accounts for guarantees in accordance with the Financial Accounting Standards Board (“FASB”) FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee, which is recognized on an accrual basis. The Company recognized reserves for guarantee losses of ¥108 million and ¥371 million ($3,455 thousand) at March 31, 2004 and 2005, respectively, which is included in “Other liabilities” in the accompanying consolidated balance sheets.

Moreover, in the event of borrower’s delinquency, the Company is required to pay out on its guarantees for the outstanding balance of the specified borrowings. Upon payment of any guarantees, the Company will record a corresponding receivable from the counterparty company, offset by an allowance for deemed uncollectible amounts. The Company protects against risk for guarantees through its underwriting and monthly evaluation process. The Company is able to agree to take or decline the guarantee at the time of the loan underwriting process. Payments on guarantees are approximately 2.5% and 3.5% of total contractual guarantees for the years ended March 31, 2004 and 2005, respectively.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(k)	Treasury Stock

Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval and can retire treasury stock by reducing retained earnings or additional paid-in capital.

(l)	Advertising Costs

Advertising costs are expensed as incurred, except for costs for advertising requiring upfront payment for a series of advertisements, which are deferred and expensed as the individual communications occur. Advertising expenses recognized for the years ended March 31, 2003, 2004 and 2005 were ¥449 million, ¥218 million and ¥332 million ($3,092 thousand), respectively.

(m)	Income Taxes

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

(n)	Net Income Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NISSIN completed a 2-for-1 stock split on each of May 21, 2002, May 20, 2003, May 20, 2004 and November 19, 2004, respectively. NISSIN also completed a 1.2-for-1 stock split on May 20, 2005. All share information disclosed has been retroactively adjusted to reflect such stock splits.

(o)	Stock-based Compensation

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

The following table reflects stock-based employee compensation cost for the years ended March 31, 2003, 2004 and 2005. In addition, the following table also reflects on a pro forma basis the Company’s net income and net income per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant under the Company’s stock-based compensation plans, consistent with the provisions of SFAS No. 123. The pro forma compensation expense reflects compensation expense over the vesting period of the grant, which is generally two or three years. The stock-based compensation plan disclosure requirements required by SFAS No. 123 are provided in Note 20 to the Consolidated Financial Statements.

				Thousands of
	Million of Yen			U.S. Dollars
	2003	2004	2005	2005
Net income, as reported	¥5,176	¥6,077	¥7,262	$67,623
Add back: Stock-based compensation expense determined under intrinsic value method, net of tax	—	—	—	—
Deduct: Pro forma stock-based compensation expense determined under fair value method, net of tax	122	121	129	1,201

Pro forma net income	¥5,054	¥5,956	¥7,133	$66,422

	Yen			U.S. Dollars
	2003	2004	2005	2005
Net income per common share:
As reported — basic	¥8.37	¥10.15	¥11.90	$0.11
As reported — diluted	7.76	9.36	10.81	0.10

	Yen			U.S. Dollars
	2003	2004	2005	2005
Net income per common share:
Pro forma — basic	¥8.17	¥9.95	¥11.69	$0.11
Pro forma — diluted	7.58	9.18	10.55	0.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of stock options and warrants granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2004	2005
Weighted-average assumptions:
Risk-free interest rate	0.5%	0.3%	0.3%
Expected lives	3 years	3 years	3 years
Expected volatility	40%	38%	33%
Dividend yield	1.5%	1.7%	1.1%
Weighted-average fair value of grant per share	¥13.89	¥13.20	¥25.87

(p)	Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130 “Reporting Comprehensive Income”. SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Company presents comprehensive income in its consolidated statement of shareholders’ equity, net of related income taxes.

3.	Recently Issued Accounting Pronouncements

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 beginning April 1, 2005 is not expected to have any impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of FASB Statement No. 123-R to the next fiscal year beginning after June 15, 2005. The Company is currently assessing the impact of this statement on the Company’s consolidated financial statements but does not expect the adoption of this statement to have a significant impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Loans Receivable and Allowance for Loan Losses

The following is a summary of loans outstanding as of March 31, 2004 and 2005:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Small business owner loans	¥57,168	¥58,961	$ 549,036
Wide loans	57,460	47,604	443,281
Business Timely loans	18,659	20,862	194,264
Consumer loans	35,604	2,827	26,325
Secured loans	10,003	18,812	175,175
Other loans	573	6,296	58,627

Total loans outstanding	179,467	155,362	1,446,708
Allowance for loan losses	(13,528)	(10,034)	(93,435)
Deferred origination costs	951	791	7,366

Balance at end of year	¥166,890	¥146,119	$1,360,639

The following is a summary of changes in the allowance for loan losses for the years ended March 31, 2003, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Balance at beginning of year	¥8,831	¥11,827	¥13,528	$125,971
Provision for loans receivable sold	—	—	(3,327)	(30,981)
Provision for loan losses	12,545	12,824	7,759	72,250
Charge-offs, net of recoveries	(9,549)	(11,123)	(7,926)	(73,805)

Balance at end of year	¥11,827	¥13,528	¥10,034	$ 93,435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of the allowance for loan losses as of March 31, 2004 and 2005 are as follows:

	Millions of Yen
	2004
	Small Business		Business	Consumer	Secured
	Owner Loans	Wide Loans	Timely Loans	Loans	Loans	Other Loans	Total
Historical Loss Components
- Current
Current	¥49,602	¥49,082	¥18,143	¥34,422	¥ 9,880	¥485	¥161,614
Restructured	5,768	6,852	516	1,182	86	15	14,419

Loans outstanding	55,370	55,934	18,659	35,604	9,966	500	176,033
Allowance	2,087	2,325	1,962	3,868	244	13	10,499
- 67 to 96 days
Loans outstanding	210	137	—	—	10	—	357
Allowance	147	96	—	—	7	—	250
- 97 to 120 days
Loans outstanding	134	87	—	—	—	—	221
Allowance	134	87	—	—	—	—	221
- Over 120 days
Loans outstanding	736	523	—	—	9	70	1,338
Allowance	736	523	—	—	9	70	1,338

Loans outstanding	56,450	56,681	18,659	35,604	9,985	570	177,949
Allowance	3,104	3,031	1,962	3,868	260	83	12,308

Other Components:
- Bankrupt loans
Loans outstanding	464	519	—	—	15	3	1,001
Allowance	446	501	—	—	13	3	963
- Loans under legal process
Loans outstanding	254	260	—	—	3	—	517
Allowance	127	129	—	—	1	—	257

Loans outstanding	718	779	—	—	18	3	1,518
Allowance	573	630	—	—	14	3	1,220

Total loans outstanding	¥57,168	¥57,460	¥18,659	¥35,604	¥10,003	¥573	¥179,467
Total allowance	3,677	3,661	1,962	3,868	274	86	13,528

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Millions of Yen
	2005
	Small Business		Business	Consumer	Secured
	Owner Loans	Wide Loans	Timely Loans	Loans	Loans	Other Loans	Total
Historical Loss Components
- Current
Current	¥50,825	¥39,542	¥20,295	¥2,719	¥18,405	¥6,149	¥137,935
Restructured	6,371	6,758	567	108	71	—	13,875

Loans outstanding	57,196	46,300	20,862	2,827	18,476	6,149	151,810
Allowance	1,993	1,698	2,231	308	582	120	6,932
- 67 to 96 days
Loans outstanding	206	103	—	—	14	97	420
Allowance	144	72	—	—	10	61	287
- 97 to 120 days
Loans outstanding	113	82	—	—	5	20	220
Allowance	113	82	—	—	5	20	220
- Over 120 days
Loans outstanding	841	585	—	—	9	18	1,453
Allowance	841	585	—	—	9	18	1,453

Loans outstanding	58,356	47,070	20,862	2,827	18,504	6,284	153,903
Allowance	3,091	2,437	2,231	308	606	219	8,892

Other Components:
- Bankrupt loans
Loans outstanding	441	404	—	—	4	12	861
Allowance	431	394	—	—	3	12	840
- Loans under legal process
Loans outstanding	164	130	—	—	304	—	598
Allowance	84	66	—	—	152	—	302

Loans outstanding	605	534	—	—	308	12	1,459
Allowance	515	460	—	—	155	12	1,142

Total loans outstanding	¥58,961	¥47,604	¥20,862	¥2,827	¥18,812	¥6,296	¥155,362
Total allowance	3,606	2,897	2,231	308	761	231	10,034

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	2005
	Small Business		Business	Consumer	Secured
	Owner Loans	Wide Loans	Timely Loans	Loans	Loans	Other Loans	Total
Historical Loss Components:
- Current
Current	$473,275	$368,209	$188,984	$25,319	$171,385	$57,259	$1,284,431
Restructured	59,326	62,930	5,280	1,006	661	—	129,203

Loans outstanding	532,601	431,139	194,264	26,325	172,046	57,259	1,413,634
Allowance	18,559	15,812	20,775	2,868	5,419	1,117	64,550
- 67 to 96 days
Loans outstanding	1,918	959	—	—	130	902	3,909
Allowance	1,341	670	—	—	93	568	2,672
- 97 to 120 days
Loans outstanding	1,052	764	—	—	47	186	2,049
Allowance	1,052	764	—	—	47	186	2,049
- Over 120 days
Loans outstanding	7,831	5,447	—	—	84	168	13,530
Allowance	7,831	5,447	—	—	84	168	13,530

Loans outstanding	543,402	438,309	194,264	26,325	172,307	58,515	1,433,122
Allowance	28,783	22,693	20,775	2,868	5,643	2,039	82,801

Other Components:
- Bankrupt loans
Loans outstanding	4,107	3,762	—	—	37	112	8,018
Allowance	4,013	3,669	—	—	28	112	7,822
- Loans under legal process
Loans outstanding	1,527	1,210	—	—	2,831	—	5,568
Allowance	782	614	—	—	1,416	—	2,812

Loans outstanding	5,634	4,972	—	—	2,868	112	13,586
Allowance	4,795	4,283	—	—	1,444	112	10,634

Total loans outstanding	$549,036	$443,281	$194,264	$26,325	$175,175	$58,627	$1,446,708
Total allowance	33,578	26,976	20,775	2,868	7,087	2,151	93,435

The Company’s allowance for loan losses is the sum of specific reserves under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, and a general reserve of groups of loans with similar risk characteristics under SFAS No. 5, “Accounting for Contingencies”. The components used in determining the allowance level include:

(1)	a component estimated based on historical loss by payment status,

(2)	components based on legal status including bankruptcy or death, and

(3)	other components based on loan attributes.

Historical loss experience is adjusted for observable data on bankruptcies and unemployment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The aggregate loans outstanding due in each of the next five years and thereafter are as follows:

			Thousands of
		Millions of Yen	U.S. Dollars
Year ending March 31,
2006		¥ 78,262	$ 728,764
2007		31,416	292,541
2008		23,553	219,322
2009		14,356	133,681
2010 and thereafter		7,775	72,400

Total loans outstanding		¥155,362	$1,446,708

In addition, NIS Lease Co., Ltd., a 100% owned subsidiary, was incorporated on November 10, 2003, and started its business on February 1, 2004. NIS Lease acquires equipment and related assets for lease and commences leasing operations in Japan, including direct financing leases. Investment in direct financing leases, included in “Loans receivable, net”, at March 31, 2004 and 2005 is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Aggregate lease payments receivable	¥ 87	¥3,000	$27,936
Initial direct costs	—	—	—
Unearned lease income	(24)	(751)	(6,994)

Investment in direct financing leases	63	2,249	20,942
Allowance for loan losses	—	(81)	(754)

Investment in direct financing leases, net	¥ 63	¥2,168	$20,188

The presentation of initial direct costs associated with investment in direct financing leases for the year ended March 31, 2004 and 2005 are omitted as their respective figures are insignificant.

Aggregate lease payments receivable are due in periodic installments through January 2011. At March 31, 2005, the amounts due in each of the next five years and thereafter are as follows:

			Thousands of
		Millions of Yen	U.S. Dollars
Year ending March 31,
2006		¥ 757	$ 7,049
2007		675	6,286
2008		661	6,155
2009		609	5,671
2010 and thereafter		298	2,775

Aggregate lease payments receivable		¥ 3,000	$ 27,936

Gains and losses from the disposition of direct financing lease assets are insignificant for the year ended March 31, 2005. In addition, there was no disposition of direct financing lease assets during the year ended March 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Purchased Loans Receivable

SVC was incorporated on July 11, 2001, and started its business on October 25, 2001. SVC mainly purchases distressed loans from financial institutions and services these loans. SVC’s intention is to renegotiate the terms of the loan with the borrower, carry and service the loan through maturity. These loans are normally collateralized or carry personal guarantees. The total contracted amounts outstanding for these distressed loans were ¥856,939 million and ¥1,097,289 million ($10,217,795 thousand) as of March 31, 2004 and 2005, respectively.

The following is a summary of the carrying amount of purchased loans receivable as of March 31, 2004 and 2005:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Purchased loans outstanding	¥5,059	¥14,863	$138,402
Allowance for loan losses	(717)	(1,282)	(11,938)

Purchased loans receivable, net	¥4,342	¥13,581	$126,464

The following is a summary of information with respect to purchased loans receivable during the years ended March 31, 2003, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Purchased loans receivable:
Balance at beginning of year	¥ 380	¥ 3,078	¥ 5,059	$ 47,109
Purchased during the year	4,854	4,502	16,896	157,333
Principal collections	(2,145)	(2,469)	(6,840)	(63,693)
Charge-offs	(11)	(52)	(252)	(2,347)

Balance at end of year	3,078	5,059	14,863	138,402
Allowance for loan losses:
Balance at beginning of year	—	132	717	6,677
Provision for loan losses	143	637	817	7,608
Charge-offs	(11)	(52)	(252)	(2,347)

Balance at end of year	132	717	1,282	11,938

Purchased loans receivable, net	¥ 2,946	¥ 4,342	¥13,581	$126,464

In addition, interest income from purchased loans receivable for the years ended March 31, 2003, 2004 and 2005 were ¥712 million, ¥2,069 million and ¥3,255 million ($30,310 thousand), respectively, and is recognized as “Interest income — Other” in the accompanying consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment Securities

The Company’s investment securities as of March 31, 2004 and 2005 are classified as “available-for-sale” in accordance with SFAS No. 115, and consist of marketable and non-marketable securities. During the years ended March 31, 2003, 2004 and 2005, the proceeds from sales of available-for-sale securities were ¥1,057 million, ¥2,173 million and ¥5,125 million ($47,723 thousand), respectively. On those sales, gross realized gains computed on the average cost basis were ¥114 million, ¥645 million and ¥939 million ($8,744 thousand) and gross realized losses were ¥82 million, ¥46 million and ¥5 million ($47 thousand), respectively.

The aggregate cost and fair value of marketable securities as of March 31, 2004 and 2005 is as follows:

2004:

Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Equity securities	¥2,621	¥5,662	¥—	¥8,283

2005:

	Millions of Yen				Thousands of U.S. Dollars
		Gross	Gross			Gross	Gross
		Unrealized	Unrealized			Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
Equity securities	¥5,031	¥13,613	¥—	¥18,644	$46,848	$126,762	$—	$173,610

As of March 31, 2004, amount of gross unrealized losses from equity securities that were in a sustained unrealized loss position for 12 months or more was ¥200 thousand. As of March 31, 2005, there were no equity securities which sustained unrealized loss position for 12 months or more.

The aggregate cost of non-marketable securities which approximates fair value as of March 31, 2004 and 2005 is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Equity securities	¥332	¥2,716	$25,291
Investment funds	500	6,812	63,432
Debt securities	24	155	1,443
Other	35	116	1,081

Total non-marketable securities	¥891	¥9,799	$91,247

Included above, as of March 31, 2004 and 2005, the Company held three and six non-marketable debt securities, respectively, with maturity ranging from October 2005 to December 2006 and October 2005 to July 2009, respectively.

Management believes that there was a permanent impairment in value of the marketable securities and non-marketable securities during the years ended March 31, 2003, 2004 and 2005 of approximately ¥1,005 million, ¥867 million and ¥1,447 million ($13,474 thousand), respectively. These amounts are netted with the gains noted above in the accompanying consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Investment in Affiliates

As of March 31, 2004 and 2005, the aggregate net assets of affiliates owned by the Company are ¥496 million and ¥514 million ($4,786 thousand), respectively. The significant changes in investment in affiliates for the years ended March 31, 2004 and 2005 are as follows:

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

On March 31, 2004, NISSIN reacquired 2,280 shares or 38% of Webcashing.com Co., Ltd., which was a wholly-owned subsidiary of livedoor Co., Ltd., for ¥323 million. As a result, NISSIN accounts for its investment in Webcashing.com Co., Ltd. under the equity method.

2005:

On November 9, 2004, NISSIN invested ¥150 million ($1,397 thousand) for a 30% interest in Chuo Mitsui Finance Service Co., Ltd., a private Japanese corporation established as a joint venture with The Chuo Mitsui Trust and Banking Co., Ltd. for the purpose of providing loans to small and medium corporations in connection with real estate financing and unsecured card loans.

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

As of March 31, 2004, the Company recorded goodwill of ¥201 million as a result of the Company’s investment in Webcashing.com Co., Ltd., which is a 38% owned equity-method investment.

As discussed in Note 1, on December 3, 2004, NISSIN acquired 100% of the issued shares of Yamagen Securities Co., Ltd., a wholly-owned subsidiary of Japan Asia Holdings (Japan) Limited. The amount of consideration paid in excess of the estimated fair value of the net assets acquired was ¥600 million ($5,587 thousand) for a brokerage license and was recorded in “Other assets” in the accompanying consolidated balance sheets. This license is determined to have an indefinite useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2005, the Company determined the recoverability of goodwill and intangible assets, and concluded that there were no impairments in the carrying value of goodwill and intangible assets.

9.	Short-Term and Long-Term Borrowings

Short-term borrowings as of March 31, 2004 and 2005 comprised the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Bank loans	¥2,100	¥ 9,017	$ 83,965
Commercial paper	3,200	3,500	32,591
Rediscounted notes	263	83	773

Total short-term borrowings	¥5,563	¥12,600	$117,329

Interest rates on bank loans as of March 31, 2004 and 2005 under fixed or variable contracts ranged from 1.971% to 2.250% and from 0.964% to 2.200%, with the weighted average interest rates of these bank loans being 1.985% and 1.567%, respectively. Interest rates on commercial paper as of March 31, 2004 and 2005 ranged from 0.300% to 1.000% and from 0.295% to 0.450%. The weighted average interest rates of the commercial paper as of March 31, 2004 and 2005 were 0.784% and 0.384%. Interest rates on all rediscounted notes as of March 31, 2004 and 2005 were 2.370%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-term borrowings as of March 31, 2004 and 2005 comprised the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
3.00% unsecured bonds, due April 20, 2004	¥ 10,000	¥ —	$ —
2.45% unsecured bonds, due March 28, 2005	10,000	—	—
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	—	—
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	46,559
1.18% unsecured bonds, due February 25, 2008	—	7,500	69,839
1.90% unsecured bonds, due July 31, 2006	500	500	4,656
0.75% unsecured bonds, due September 19, 2008	270	210	1,955
0.64% unsecured bonds, due March 26, 2007	500	500	4,656
0.45% unsecured bonds, due September 27, 2006	—	500	4,656
0.67% unsecured bonds, due September 27, 2007	—	500	4,656
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	8,942	83,267

Total bonds	37,770	23,652	220,244

Loans from banks and other financial institutions

Secured:
Due 2004 to 2009 with fixed interest rates ranging from 1.700% to 5.200% per annum, weighted average actual rate is 2.291%	18,761	—	—
Due 2005 to 2009 with fixed interest rates ranging from 1.595% to 2.900% per annum, weighted average actual rate is 2.134%	—	11,086	103,231
Due 2004 to 2008 with variable interest rates principally based on Long-term Prime Rate (LTPR) plus 0.200% to 1.725% per annum, weighted average actual rate is 1.892% (C)	21,166	—	—
Due 2005 to 2008 with variable interest rates principally based on LTPR plus -0.306% to 1.475% per annum, weighted average actual rate is 1.346% (C)	—	14,822	138,020

Unsecured:
Due 2004 to 2007 with fixed interest rates ranging from 2.050% to 2.850% per annum, weighted average actual rate is 2.357%	31,985	—	—
Due 2005 to 2010 with fixed interest rates ranging from 1.275% to 2.750% per annum, weighted average actual rate is 1.975%	—	43,224	402,496
Due 2004 to 2007 with variable interest rates based on LTPR plus 0.400% to 1.500% per annum, weighted average actual rate is 2.365%	32,895	—	—
Due 2005 to 2009 with variable interest rates based on LTPR plus -0.100% to 1.425% per annum, weighted average actual rate is 2.080%	—	44,060	410,280

Total loans from banks and other financial institutions	104,807	113,192	1,054,027

Total long-term borrowings	¥142,577	¥136,844	$1,274,271

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion of 2.3% unsecured bonds with detachable warrants to purchase approximately 12,466 thousand shares of common stock at an exercise price of ¥120.40 per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 per ¥1,000,000, of which ¥88,000 was attributable to the fair value of warrants. The exercise period of the warrant was through April 19, 2004. The bond matured on April 20, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(B)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥163.60 ($1.52) per share of common stock. During the year ended March 31, 2005, convertible bonds totaling ¥1,058 million ($9,852 thousand) were converted to 6,467,646 shares of common stock.

(C)	NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2004 and 2005, entrusted loans outstanding included in loans receivable are ¥9,594 million and ¥9,216 million ($85,818 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥6,466 million and ¥6,673 million ($62,138 thousand), respectively

As of March 31, 2004 and 2005, the weighted average rates of loans from banks and other financial institutions were 2.254% and 1.949%, respectively.

In addition, NISSIN is required to deposit certain amounts with banks as restricted cash for the purpose of settlement of account. As of March 31, 2004 and 2005, deposits of restricted cash in banks related to above borrowings are ¥426 million and ¥382 million ($3,557 thousand), respectively.

The aggregate future annual maturities of bonds, long-term loans from banks and other financial institutions as of March 31, 2005 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2006	¥ 64,315	$ 598,892
2007	45,403	422,786
2008	26,465	246,438
2009	496	4,619
2010 and thereafter	165	1,536

Total long-term borrowings:	¥136,844	$1,274,271

Under some of its borrowing arrangements, the Company has pledged certain assets as collateral. The bank may obtain this collateral in the event of financial default. Financial default includes missed or delinquent payments as provided for in the loan agreements.
As of March 31, 2005, the following assets were pledged for short and long-term borrowings as collateral.

		Thousands of
	Millions of Yen	U.S. Dollars
Restricted cash in banks	¥ 418	$ 3,892
Loans receivable	18,587	173,079
Purchased loans receivable	456	4,247

Total assets pledged as collateral	¥19,461	$181,218

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company is subject to financial covenants which require the Company to meet various operating and liquidity measures. The Company is in compliance with these covenants as of March 31, 2005.

10.	Lease Obligations

The Company leases office space under operating lease agreements. These agreements are all cancelable by the Company with six month’s advance notice. Total rent under operating lease agreements was approximately ¥881 million, ¥896 million and ¥911 million ($8,483 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

The minimum rental assuming no cancellation on operating lease payments that have initial lease terms in excess of one year as of March 31, 2005 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2006	¥689	$6,415
2007	162	1,509
2008	9	84

Total minimum future rentals	¥860	$8,008

The Company leases certain equipment, software and vehicles under capital leases.

Acquisition costs and accumulated amortization of leased assets as of March 31, 2004 and 2005 are as follows:

			Thousand of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Acquisition costs	¥ 3,640	¥ 2,762	¥ 25,719
Accumulated amortization	(1,608)	(1,101)	(10,252)

Net leased property	¥ 2,032	¥ 1,661	$ 15,467

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments for the above assets under capital leases as of March 31, 2005 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2006	¥ 613	$ 5,708
2007	582	5,419
2008	366	3,408
2009	147	1,369
2010 and thereafter	27	252

Total minimum lease payments	1,735	16,156
Less: Amount representing interest	(52)	(484)

Present value of minimum lease payments	1,683	15,672
Less: Current portion	(586)	(5,457)

Long-term capital lease obligations	¥1,097	$10,215

11.	Retirement Plans — Employee, Director and Statutory Auditor

The employee severance plan, and director and statutory auditor retirement plan were terminated as follows:

Directors and Statutory Auditors: This retirement plan was terminated effective April 1, 1999 and the retirement liability as of March 31, 1999 will be paid at the time of retirement from the Company. Accrued retirement benefits are unpaid retirement benefits for directors and statutory auditors only at March 31, 2004 and 2005.

Employees: The Company announced the termination in November 2001 and was effective March 31, 2002. All liabilities were paid on April 25, 2002.

The status of benefit obligations and plan assets as of March 31, 2004 and 2005 are as follows:

Change in benefit obligation

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Benefit obligation at beginning of year	¥336	¥334	$3,110
Service cost	—	—	—
Interest cost	—	—	—
Actuarial loss	—	—	—
Benefit paid	(2)	(4)	(37)

Benefit obligation at end of year	¥334	¥330	$3,073

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Total recognized liabilities in the balance sheets

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Employees	¥ —	¥ —	$ —
Directors and statutory auditors	334	330	3,073

Obligations in excess of plan assets	¥334	¥330	$3,073

In addition, the Company participates in the mandatory fully-funded contributory funded plan under the Japanese Welfare Pension Insurance Law. Under this plan, contributions are made by both the Company and its employees. Amounts paid by the Company under this plan totaled ¥331 million, ¥310 million and ¥358 million ($3,334 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

12.	Derivative Financial Instruments and Risk Management

In order to reduce its exposure to fluctuations in interest rates on variable rate borrowings, the Company utilizes derivative financial instruments such as interest rate swap contracts. The counter-parties to these instruments are major international financial institutions with favorable credit ratings, thereby reducing credit risk exposure for non-performance.

Derivative financial instruments outstanding as of March 31, 2004 and 2005 are summarized as follows:

Interest rate swap:

2004:

	Millions of Yen				Millions of Yen
Number of	Notional	Interest Rate		Ultimate	Fair	Deferred
Agreements	Principal	Pay	Receive	Maturity	Value	Amount
1	¥483	Fixed at 2.190%	TIBOR+1.250%	August 2006	¥(5)	¥(5)

2005:

	Millions of Yen				Millions of Yen
Number of	Notional	Interest Rate		Ultimate	Fair	Deferred
Agreements	Principal	Pay	Receive	Maturity	Value	Amount
1	¥ 483	Fixed at 2.190%	TIBOR+1.250%	August 2006	¥(2)	¥(2)
1	2,000	Fixed at 1.610%	TIBOR+1.250%	March 2006	(5)	(5)

2	¥2,483				¥(7)	¥(7)

	Thousands of
	U.S. Dollars				Thousands of U.S. Dollars
Number of	Notional	Interest Rate		Ultimate	Fair	Deferred
Agreements	Principal	Pay	Receive	Maturity	Value	Amount
1	$ 4,497	Fixed at 2.190%	TIBOR+1.250%	August 2006	$(18)	$(18)
1	18,624	Fixed at 1.610%	TIBOR+1.250%	March 2006	(47)	(47)

2	$23,121				$(65)	$(65)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Applicable interest rate as of March 31, 2004 is as follows:

¥TIBOR (TIBOR Yen Rate for 3 Months)	0.080%

Applicable interest rate as of March 31, 2005 is as follows:

¥TIBOR (TIBOR Yen Rate for 3 Months)	0.093%

The notional amounts above are the underlying principal amounts used in determining the interest swapped over the period of the swap agreements and, therefore, are not measures of the Company’s exposure to loss through its use of derivatives. The fair value is estimated based on quotes from market makers of these instruments and represents the estimated amounts that the Company would expect to receive and pay if the Company terminated the agreements as of March 31, 2004 and 2005.

13.	Commitment and Contingencies

Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.

The Company’s unfunded credit lines at March 31, 2004 and 2005 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Business Timely loans:
Unfunded credit lines with loans outstanding	¥ 3,204	¥ 5,645	$ 52,565
Unfunded credit lines without loans outstanding	19,073	35,075	326,613
Consumer loans:
Unfunded credit lines with loans outstanding	3,738	420	3,911
Unfunded credit lines without loans outstanding	15,169	5,345	49,772
Other:
Unfunded credit lines with loans outstanding	35	120	1,117
Unfunded credit lines without loans outstanding	382	385	3,586

Total unfunded credit lines	¥41,601	¥46,990	$437,564

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the small business owner and consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the years ended March 31, 2003, 2004 and 2005, ¥72 million, ¥134 million and ¥190 million ($1,769 thousand) in interest income was refunded to borrowers, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to pay out on its guarantees for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium size corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or medium size corporations.

NISSIN guarantees borrowings by customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an affiliate 30% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that CMFS sells:

Business Card loans: NISSIN guarantees 10% of borrowings by customers for Business Card loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 90 days or more delinquent. Business Card loans are unsecured loans designed for small or medium size corporations.

Real Estate Finance: NISSIN guarantees 10% of borrowings by customers for Real Estate Finance and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 30 days or more delinquent.

In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. At March 31, 2004, the fee rate was 3.0%. At March 31, 2005, the fee rate ranged from 0.5% to 5.0%, with an average fee rate of 1.95%.

The Company maintains reserves for all estimated guarantee losses in “Other liabilities” in the accompanying consolidated balance sheets.

Upon payment of any guarantees, the Company records a corresponding receivable from the counterparty company, offset by an allowance for deemed uncollectible amounts. As of March 31, 2004 and 2005, receivables from execution of guarantees of ¥70 million and ¥235 million ($2,188 thousand), which was offset by allowances of ¥70 million and ¥208 million ($1,937 thousand), are recorded in “Other assets” in the accompanying consolidated balance sheets, respectively.

Also, NISSIN was liable as a guarantor for bank loans borrowed by SBF and CMFS, and received guarantee fees equivalent to an annual interest rate of 1.5% and 1.0%, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2004 and 2005, the Company’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Guaranteed borrowings	¥3,616	¥7,343	$68,377
Guaranteed accounts receivable	3	358	3,334
Guarantees for borrowings of other companies:
Shinsei Business Finance Co., Ltd.	1,200	3,645	33,942
Chuo Mitsui Finance Service Co., Ltd.	—	150	1,397
Reserve for guarantee losses	108	371	3,455

During the years ended March 31, 2003, 2004 and 2005, the Company paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥ 93	¥ 362	¥ 845	$ 7,868
Guarantees for borrowings of other companies	—	6	34	317

Total guarantee fees received	93	368	879	8,185
Administrative expenses and other paid	(67)	(255)	(562)	(5,233)

Net guarantee fees received	¥ 26	¥ 113	¥ 317	$ 2,952

During the years ended March 31, 2003, 2004 and 2005, as a result of contractual commitments, the Company paid ¥3 million, ¥89 million and ¥270 million ($2,514 thousand) as a guarantor for the borrowings.

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

The amended Code also provides that an amount equal to at least 10% of certain cash disbursements with respect to each fiscal year be appropriated to a legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of paid-in capital. The legal reserve may be used to reduce a deficit or transferred to stated capital or retire treasury stock through suitable shareholder and director action but is not available for dividend payment. As of March 31, 2004 and 2005, legal reserves included in NISSIN’s retained earnings were ¥401 million ($3,734 thousand). Also, as of March 31, 2005, legal reserves included in SVC’s retained earnings were ¥2 million ($19 thousand).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The maximum amount that NISSIN and each of its subsidiaries can distribute as dividends is calculated based on each company’s unconsolidated retained earnings excluding legal reserves of each company in accordance with the Code.

On June 22, 2004, at the Annual Shareholders’ Meeting, the shareholders authorized an increase in authorized shares from 480 million shares to 960 million shares. In addition, on August 17, 2004, the Board of Directors approved an increase in authorized shares from 960 million shares to 1,920 million shares.

On February 15, 2005, the Board of the Directors approved a 1.2-for-1 split of the common stock for shareholders of record as of March 31, 2005. The stock split was effective on May 20, 2005. As a result of the split, the number of outstanding shares of common stock increased by 108,933,686. All share and per share amounts in these financial statements have been retroactively adjusted to reflect post-split amounts.

15.	Issuance of Stock by Subsidiaries

On November 25, 2003 and February 9, 2004, SVC, a previously wholly-owned subsidiary of NISSIN, completed a sale of additional shares to third parties. The number of stock newly issued was 2,000 shares and 20,600 shares, and the price per share was ¥4,500 and ¥25,000, respectively. As a result, SVC became an 89.8% subsidiary of NISSIN. Gain on change of interest of ¥368 million was included in “Gain on sales of subsidiaries and affiliates, net” in the accompanying consolidated statements of income.

As discussed in Note 1, SVC listed its stock on the Mothers market of the Tokyo Stock Exchange on September 16, 2004. The number of stock newly issued due to the initial public offering was 25,000 shares, and the price per share was ¥90,000 ($838.07). SVC also issued 15,800 shares to directors and employees in connection with employee exercises under its stock option plan during the year ended March 31, 2005, with an average price per share of ¥2,500 ($23.28). As a result, NISSIN’s interest in SVC has been diluted from 89.8% to the current 75.9%. Net gain on change of interest of ¥1,339 million ($12,469 thousand) was recorded in “Gain on sales of subsidiaries and affiliates, net” in the accompanying consolidated statements of income. The Company continues to recognize gains or losses from dilution of its interest in SVC.

16.	Sale of Subsidiaries

As discussed in Note 7, NISSIN sold its interest in Webcashing.com Co., Ltd. through an equity exchange agreement with i-cf, Inc. The sale was completed on November 1, 2002 resulting in the receipt of stock valued at ¥545 million and a gain of ¥334 million.

On March 11, 2003, NISSIN sold a portion of its shares of Future Create Inc., currently Tenpo Ryutsuu Net, Inc., a previously 51.2% owned subsidiary of NISSIN, for ¥105 million and recognized a loss of ¥10 million. As a result, NISSIN owns only 17.1% of Future Create Inc. and since NISSIN believes that it no longer has the ability to exercise significant influence over Future Create Inc., NISSIN accounts for its investment under the cost method.

On March 18, 2004, NISSIN sold a portion of its shares of Big Apple Co., Ltd., a previously wholly-owned subsidiary of NISSIN, for ¥117 million and recognized a gain of ¥82 million. As a result, NISSIN owns only 10% of Big Apple Co., Ltd. and accounts for its investment under the cost method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Related Party Transactions

The Company received insurance agency services from an entity 100% owned by NISSIN’s chairman and his relatives prior to the year ended March 31, 2005. Further the Company leases office space to the same entity.

Additionally, since Nissin Insurance Co, Ltd., a wholly owned subsidiary, was established on April 20, 2003, the Company has ceased all insurance transactions with the entity above, and the Company does not intend to engage in any insurance transaction with the above entity in the future.

These transactions for the years ended March 31, 2003, 2004 and 2005 are summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Insurance paid to related party	¥45	¥1	¥—	$—
Rent income from related party	1	1	1	9

The Company leases office and parking space to another entity 93.3% owned by NISSIN’s president and his relatives. Total rent received was ¥4 million, ¥2 million and ¥2 million ($19 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

On March 31, 2003, the Company received an advance of ¥9 million from a relative of NISSIN’s chairman and president in connection with his purchase of real estate property from the Company which was executed on April 28, 2003 for ¥86 million.

On March 18, 2004, the Company received ¥117 million from a relative of NISSIN’s chairman and president in connection with this relative’s purchase of a 90% equity interest in Big Apple Co., Ltd., a subsidiary of the Company.

During the years ended March 31, 2003 and 2004, the Company paid commissions on business introductions of ¥33 million and ¥35 million, respectively, to Ascot Co., Ltd., a former equity-method affiliate.

During the years ended March 31, 2003, 2004 and 2005, the Company’s transactions with Shinsei Business Finance Co., Ltd., a 25% owned affiliate, are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Commissions paid	¥ 1	¥11	¥ 32	$ 298
Commissions received	—	16	13	121
Loan guarantee fees received	4	90	316	2,943
Bank loan guarantee fees received	—	6	34	317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Webcashing.com Co., Ltd. was a significant wholly-owned subsidiary of i-cf, Inc., a 17.7% owned affiliate as of March 31, 2003, and is a 38% owned affiliate as of March 31, 2004 and 2005. During the years ended March 31, 2003, 2004 and 2005, the transactions with Webcashing.com Co., Ltd. are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Commissions paid	¥379	¥291	¥205	$1,909
Advertising expenses and other fees paid	45	10	175	1,630
Proceeds from sale of equipment and software	—	22	—	—

As discussed in Note 7, on November 9, 2004, Chuo Mitsui Finance Service Co., Ltd. became a 30% owned affiliate. During the year ended March 31, 2005, the Company paid commission fees of ¥6 thousand ($56), and received loan guarantee fees of ¥6 thousand ($56) and bank loan guarantee fees of ¥29 thousand ($270) from Chuo Mitsui Finance Service Co., Ltd.

18.	Income Taxes

The components of income tax expense for the years ended March 31, 2003, 2004 and 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Current:
National	¥ 3,286	¥3,353	¥2,132	$19,853
Local	1,804	1,862	1,087	10,122

	5,090	5,215	3,219	29,975

Deferred:
National	(753)	(407)	945	8,800
Local	(413)	(226)	482	4,488

	(1,166)	(633)	1,427	13,288

Income taxes	¥ 3,924	¥4,582	¥4,646	$43,263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The significant components of deferred tax assets and liabilities as of March 31, 2004 and 2005 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005
Deferred tax assets:
Loans receivable charge-offs	¥ 44	¥ 16	$ 149
Allowance for loan losses	2,024	649	6,043
Accrued local taxes	238	22	205
Accrued retirement benefits	134	134	1,248
Accrued salary expenses	391	407	3,790
Impairment of long-lived assets	241	239	2,226
Other	149	314	2,924

Total deferred tax assets	3,221	1,781	16,585

Deferred tax liabilities:
Investment securities — difference in basis	2,104	5,371	50,014
Bond issuance costs	121	104	968
Loan origination costs	384	320	2,980
Accumulated depreciation	33	57	531
Other	—	35	326

Total deferred tax liabilities	2,642	5,887	54,819

Deferred tax assets (liabilities), net	¥ 579	¥(4,106)	$(38,234)

The Company believes that it will fully realize its total deferred tax assets as of March 31, 2005 based on the Company’s history of taxable income.

The Company is subject to national and local income taxes, which in the aggregate result in a statutory tax rate of 41.8% for the years ended March 31, 2003 and 2004 and 40.5% for the year ended March 31, 2005. This change is due to the change in Japanese tax regulations enacted on March 24, 2003, which reduced the statutory tax rate from 41.8% to 40.5% effective from the fiscal year beginning on April 1, 2004.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate for the years ended March 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
Statutory tax rate	41.8%	41.8%	40.5%
Increase (reduction) in taxes resulting from:
Expenses not deductible for tax purpose	0.6	0.4	0.3
Per capita levy	0.7	0.6	0.4
Special tax credit upon application of IT Investment Promotion Tax Incentive	—	(0.1)	(1.9)
Effect of tax rate change	(0.2)	—	—
Other	0.2	0.3	(0.9)

Effective income tax rate	43.1%	43.0%	38.4%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Reconciliation of the Differences Between Basic and Diluted Net Income Per Share

Basic and diluted EPS as well as the number of shares in the following table have been retroactively adjusted to reflect the 2-for-1 stock splits that were completed on May 20, 2004 and November 19, 2004, and the 1.2-for-1 stock split that were completed on May 20, 2005. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2003, 2004 and 2005 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Net income	¥5,176	¥6,077	¥7,262	$67,623
After-tax equivalent of interest expense on 1.7% convertible bond	99	101	100	931
Loss on change of equity interest as a result of exercise of stock options of a subsidiary	—	—	(53)	(494)

Income for purpose of computing diluted net income per share	¥5,275	¥6,178	¥7,309	$68,060

	Thousands of Shares
	2003	2004	2005
Weighted-average shares outstanding — basic	618,816	598,464	610,414
Effect of dilutive securities:
Warrants and options	—	586	4,987
Convertible bond	61,142	61,147	60,566

Weighted-average shares outstanding for diluted EPS computation	679,958	660,197	675,967

	Yen			U.S. Dollars
	2003	2004	2005	2005
Basic EPS	¥8.37	¥10.15	¥11.90	$0.11
Diluted EPS	7.76	9.36	10.81	0.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Stock-based Compensation

NISSIN has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant Plan:

Under NISSIN’s incentive warrant plans, on April 20, 2001, NISSIN issued unsecured bonds with detachable warrants. These warrants were immediately repurchased at their fair market value and granted as compensation to directors and selected employees in NISSIN. The warrants were exercisable into approximately 12,466 thousand shares of common stock at an exercise price of ¥120.40 per share. The exercise period of the warrant was from July 2, 2001 through April 19, 2004. The warrants were immediately exercisable at the time of grant, but expire at the time of termination of employment with the Company. All warrants matured by March 31, 2005.

Stock Option Plan:

Following approval of the shareholders at NISSIN’s annual meeting on June 27, 2000, NISSIN granted share subscription rights to directors and selected employees on July 11, 2000. Under this stock option plan, options to purchase common stock of 9,936 thousand shares were granted at the exercise price of ¥108.00 per share, which was priced at 110% of the closing price of the day before the approval of grant, and were exercisable from November 1, 2000 and expire on the earlier of October 31, 2002 or termination of employment with the Company.

Following approval of the shareholders at NISSIN’s annual meeting on June 22, 2002, NISSIN granted share subscription rights to directors, statutory auditors, employees, corporate advisors and temporary employees with tenure of over one year on September 10, 2002. Under this stock option plan, options to purchase common stock of 14,352 thousand shares were granted at the exercise price of ¥105.00 ($0.98) per share, which was priced at 110% of the closing price of the day before the approval of grant, are exercisable from October 1, 2002 and expire on the earlier of September 30, 2005 or termination of employment with the Company.

Following approval of the shareholders at NISSIN’s annual meeting on June 24, 2003, NISSIN granted share subscription rights to directors, statutory auditors, corporate advisors and employees, including employees loaned to other companies, and wholly-owned subsidiary’s directors, statutory auditors and employees on July 16, 2003. Under this stock option plan, options to purchase common stock of 6,480 thousand shares were granted at the exercise price of ¥111.00 ($1.03) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from August 1, 2003 and expire on the earlier of July 31, 2006 or termination of employment with the Company.

Following approval of the shareholders at NISSIN’s annual meeting on June 22, 2004, NISSIN granted share subscription rights to the Company’s directors, statutory auditors, corporate advisors and employees, including employees loaned to other companies and employee of other companies loaned to the Company, and temporary employees with tenure of over one year on July 15, 2004. Under this stock option plan, options to purchase common stock of 15,984 thousand shares were granted at the exercise price of ¥209.00 ($1.95) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from August 1, 2004 and expire on the earlier of July 31, 2007 or termination of employment with the Company.

Following approval of the shareholders at NISSIN’s annual meeting on June 22, 2004, NISSIN granted share subscription rights to employees on January 20, 2005. Under this stock option plan, options to purchase common stock of 192 thousand shares were granted at the exercise price of ¥217.00 ($2.02) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from February 1, 2005 and expire on the earlier of January 31, 2008 or termination of employment with the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under APB 25, NISSIN recognized no compensation expense related to these grants as no options were granted at a price below the market price on the day of grant. The options automatically vest upon exercise. Additionally, options are immediately exercisable upon granted.

A summary of changes in NISSIN’s stock options and warrants during the years ended March 31, 2003, 2004 and 2005 is as follows:

		Weighted-average Exercise
	Number of Shares	Price Per Shares
	(Thousands)	Yen	U.S. Dollars
Outstanding at March 31, 2002	12,604	¥120	$1.12
Granted	14,352	104	0.97
Exercised	(192)	104	0.97
Expired or forfeited	(2,510)	109	1.01

Outstanding at March 31, 2003	24,254	112	1.04
Granted	6,480	111	1.03
Exercised	(13,308)	117	1.09
Expired or forfeited	(2,720)	108	1.01

Outstanding at March 31, 2004	14,706	109	1.01
Granted	16,176	209	1.95
Exercised	(8,005)	121	1.13
Expired or forfeited	(1,860)	184	1.71

Outstanding at March 31, 2005	21,017	¥174	$1.62

A summary of NISSIN’s stock options outstanding as of March 31, 2005 is as follows:

	Number of
	Shares	Weighted-average Exercise		Weighted-average
	Outstanding	Price Per Shares		Remaining Life
Exercise Prices (Yen)	(Thousands)	Yen	U.S. Dollars	(Years)
¥105 ~ ¥111	7,301	¥108	$1.01	1.0
¥209 ~ ¥217	13,716	209	1.95	2.4

	21,017	¥174	$1.62	1.9

SVC, a 75.9% owned subsidiary of NISSIN, also has subsidiary stock-based compensation plans as incentive plans for its directors and selected employees.

Following approval of SVC’s shareholders meeting on September 9, 2002, SVC granted share subscription rights to its directors, statutory auditors and employees on September 26, 2002. Under this stock option plan, options to purchase common stock of 20,000 shares were granted at the exercise price of ¥2,500 ($23.28) per share, which was priced at the initial cost of SVC’s common stock, are exercisable from October 1, 2004 and expire on the earlier of September 30, 2007 or termination of employment with SVC.

Following approval of SVC’s shareholders meeting on June 23, 2003, SVC granted share subscription rights to its directors and employees

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

on July 29, 2003. Under this stock option plan, options to purchase common stock of 5,900 shares were granted at the exercise price of ¥4,500 ($41.90) per share, which was priced at estimated average net assets of SVC for the six months ended September 30, 2003, are exercisable from July 1, 2005 and expire on the earlier of June 30, 2008 or termination of employment with SVC.

Following approval of SVC’s shareholders meeting on March 30, 2004, SVC granted share subscription rights to its directors, statutory auditors and employees on March 30, 2004. Under this stock option plan, options to purchase common stock of 3,740 shares were granted at the exercise price of ¥25,000 ($232.80) per share, which was priced at the fair value of SVC as of September 30, 2003 calculated using the discounted cash flow method, are exercisable from April 1, 2006 and expire on the earlier of March 31, 2009 or termination of employment with SVC.

Under APB 25, SVC recognized no compensation expense related to these grants as the options were granted at SVC’s fair value on the day of grant. The options vest upon approximately two years of services from the day of grant, given SVC’s common stock is publicly traded.

A summary of changes in SVC’s stock options during the years ended March 31, 2003, 2004 and 2005 is as follows:

		Weighted-average	Weighted-average Exercise
	Number of Shares	Remaining Life	Price Per Shares
	(Shares)	(Years)	Yen	U.S. Dollars
Outstanding at March 31, 2002	—	—	¥ —	$ —
Granted	20,000	5.0	2,500	23.28
Exercised	—	—	—	—
Expired or forfeited	(900)	—	2,500	23.28

Outstanding at March 31, 2003	19,100	4.5	2,500	23.28
Granted	9,640	5.0	12,453	115.96
Exercised	—	—	—	—
Expired or forfeited	(3,700)	—	3,257	30.33

Outstanding at March 31, 2004	25,040	3.9	6,220	57.92
Granted	—	—	—	—
Exercised	(15,800)	—	2,500	23.28
Expired or forfeited	(540)	—	13,611	126.74

Outstanding at March 31, 2005	8,700	3.5	¥12,517	$116.56

A summary of SVC’s stock options outstanding as of March 31, 2005 is as follows:

	Number of Shares	Weighted-average
	Outstanding	Remaining Life
Exercise Prices (Yen)	(Thousands)	(Years)
¥2,500	1,000	2.5
¥4,500	4,200	3.3
¥25,000	3,500	4.0

	8,700	3.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Cumulative Other Comprehensive Income

Cumulative other comprehensive income and related tax effects for the years ended March 31, 2003, 2004 and 2005, are as follows:

	Millions of Yen
			Cumulative Other
	Other Comprehensive	Tax (Expense)	Comprehensive
	Income Before Tax	or Benefit	Income
March 31, 2002	¥ 194	¥ (81)	¥ 113
Unrealized gains on investment securities:
Unrealized holding gains (losses) during the period	(1,127)	459	(668)
Reclassification adjustment for realized (gains) losses included in net income	973	(393)	580

Net unrealized holding gains (losses) during the period	(154)	66	(88)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) during the period	—	—	—
Reclassification adjustment for realized (gains) losses included in net income	78	(33)	45

March 31, 2003	118	(48)	70
Unrealized gains on investment securities:
Unrealized holding gains (losses) during the period	5,276	(2,132)	3,144
Reclassification adjustment for realized (gains) losses included in net income	268	(108)	160

Net unrealized holding gains (losses) during the period	5,544	(2,240)	3,304
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) during the period	(5)	2	(3)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2004	5,657	(2,286)	3,371
Unrealized gains on investment securities:
Unrealized holding gains (losses) during the period	7,428	(3,008)	4,420
Reclassification adjustment for realized (gains) losses included in net income	513	(208)	305

Net unrealized holding gains (losses) during the period	7,941	(3,216)	4,725
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) during the period	(2)	1	(1)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—
Foreign currency translation adjustments:
Unrealized gains (losses) arising during the period	(9)	—	(9)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2005	¥13,587	¥(5,501)	¥8,086

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
			Cumulative Other
	Other Comprehensive	Tax (Expense)	Comprehensive
	Income Before Tax	or Benefit	Income
March 31, 2004	$ 52,677	$(21,287)	$31,390
Unrealized gains on investment securities:
Unrealized holding gains (losses) during the period	69,168	(28,010)	41,158
Reclassification adjustment for realized (gains) losses included in net income	4,777	(1,936)	2,841

Net unrealized holding gains (losses) during the period	73,945	(29,946)	43,999
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) during the period	(18)	9	(9)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—
Foreign currency translation adjustments:
Unrealized gains (losses) arising during the period	(84)	—	(84)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2005	$126,520	$(51,224)	$75,296

22.	Cash Flow Information

Cash payments for interest and income taxes during the years ended March 31, 2003, 2004 and 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Interest	¥3,795	¥3,591	¥2,999	$27,926
Income taxes	4,169	5,378	5,266	49,036

Non-cash investing and financing activities during the years ended March 31, 2003, 2004 and 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005
Property and equipment obtained under capital leases	¥1,198	¥922	¥ 792	$7,375
Conversion of convertible bond	—	—	1,058	9,852

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair values of the Company’s financial instruments as of March 31, 2004 and 2005 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2004		2005		2005
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	¥ 20,243	¥ 20,243	¥ 25,709	¥ 25,709	$ 239,398	$ 239,398
Loans receivable, net	166,890	166,890	146,119	146,119	1,360,639	1,360,639
Purchased loans receivable, net	4,342	4,342	13,581	13,581	126,464	126,464
Investment securities	9,174	9,174	28,443	28,443	264,857	264,857
Financial liabilities:
Short-term borrowings	5,563	5,563	12,600	12,600	117,329	117,329
Long-term borrowings	142,577	142,942	136,844	140,752	1,274,271	1,310,662
Off-balance-sheet financial instruments:
Interest rate swaps	—	(5)	—	(7)	—	(65)
Borrowings with guarantees	—	(108)	—	(371)	—	(3,455)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a)	Cash and Cash Equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

b)	Loans Receivable: The market rate of interest for the Company’s loan products has not changed significantly during the lapsed term of the Company’s loans receivable. Accordingly, the Company believes the carrying value of its loans receivable approximates fair value.

c)	Purchased Loans Receivable: The carrying value of purchased loans receivable is estimated based on either the market value or the discounted amounts of future cash flows. The Company believes the carrying value of its purchased loans receivable approximates fair value.

d)	Investment Securities: The fair value of marketable securities is based on quoted market prices. The company also holds ¥891 million and ¥9,799 million ($91,247 thousand) in non-marketable securities as of March 31, 2004 and 2005, respectively. The fair value of non-marketable securities is assumed to estimate cost until such time as new equity or financing or significant changes operations demonstrate a new fair value.

e)	Short-term Borrowings: Short-term borrowings are carried at an amount that approximates fair value.

f)	Long-term Borrowings: Long-term borrowings, including current portion, are estimated based on either the market value or the discounted amounts of future cash flows. The borrowing interest rates which were currently available to the Company offered by financial institutions for debt with similar terms and remaining average maturities are used as the discount rates. The fair value of syndicated bonds is estimated using a discounted cash-flow calculation that applies interests rates at an assumed marginal market-funding rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

g)	Interest Rate Swaps: The fair value of interest rate swaps (used for hedging purpose) reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate and dealer quotes are available for most of the Company’s derivatives.

h)	Borrowings with Guarantees: The fair value of guaranteed borrowings generally reflects the probable and estimable amounts that the Company would pay for the delinquent payments of borrowing under guarantee.

24.	Segment Information

For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment includes small business owner, Wide, Business Timely, consumer, secured and other loans. In the loan servicing segment, SVC mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is operated as a separate segment for financial reporting purposes. The integrated financial services segment also includes the leasing and securities businesses as these are currently insignificant and do not give rise to separate reporting for financial statements purposes. The Company currently conducts its operating activities mainly in Japan. The Company has recently begun activities in China, but these are currently insignificant. Selected information for the Company’s business segments for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Millions of Yen
	Integrated
	Financial	Loan
	Services	Servicing	Total
2003:
Total interest income	¥ 38,520	¥ 714	¥ 39,234
Total interest expense	3,951	33	3,984
Provision for loan losses, net	12,545	143	12,688
Net income	4,968	208	5,176
Total assets	203,236	3,338	206,574

2004:
Total interest income	¥ 38,038	¥ 2,069	¥ 40,107
Total interest expense	3,603	121	3,724
Provision for loan losses, net	12,824	637	13,461
Net income	5,671	406	6,077
Total assets	203,527	6,741	210,268

2005:
Total interest income	¥ 29,299	¥ 3,256	¥ 32,555
Total interest expense	3,006	153	3,159
Provision for loan losses, net	7,759	817	8,576
Net income	6,244	1,018	7,262
Total assets	206,692	21,709	228,401

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	Integrated
	Financial	Loan
	Services	Servicing	Total
2005:
Total interest income	$ 272,828	$ 30,319	$ 303,147
Total interest expense	27,991	1,425	29,416
Provision for loan losses, net	72,250	7,608	79,858
Net income	58,144	9,479	67,623
Total assets	1,924,686	202,151	2,126,837

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Subsequent Events

1)	On February 15, 2005, the Board of Directors approved a 1.2-for-1 stock split to be effective on May 20, 2005 to shareholders of record on March 31, 2005. This stock split has been reflected in these consolidated financial statements.

2)	On April 12, 2005, the Board of Directors approved a resolution on issuance of stock options to directors and employees on April 21, 2005. Under this stock option plan, options to purchase common stock of 1,785,600 shares were granted at the exercise price of ¥268 ($2.50) per share, which was priced at 110% of the monthly averaged closing price of March 2005, and are exercisable from May 1, 2005 through April 30, 2008 or upon termination of employment with the Company. On April 21, 2005, the closing price of NISSIN’s stock on the Tokyo Stock Exchange was ¥213 ($1.98) per share.

3)	On May 17, 2005, the Board of Directors approved the issuance of ¥7.5 billion ($69,839 thousand) aggregate principal amount of unsecured bonds at par with an interest rate of 1.17% and maturing in three years. Such bond was issued on June 20, 2005, and proceeds from the bonds will be used for operating activities and repayment of borrowings.

4)	On June 22, 2005, the shareholders of NISSIN authorized the following at the Annual Shareholders’ Meeting:

(1)	Payment of a year-end cash dividend of ¥2.08 ($0.02) per share to shareholders of record as of March 31, 2005 or a total of ¥1,292 million ($12,031 thousand)

(2)	Payment of bonuses to directors and statutory auditors of ¥71 million ($661 thousand)

(3)	The issuance of up to 5 million shares stock options to directors, statutory auditors and other employees. The exercise price per stock option will be based on a formula and be exercisable over a three year term.

(4)	Partial amendments of the Article of Incorporation

•	Adoption of public notification by electronic means, instead through an advertisement in the Nihon Keizai Shimbun

5)	On June 21, 2005, the shareholders of SVC authorized payment of bonuses to its directors and statutory auditors of ¥13 million ($121 thousand) at its Annual Shareholders’ Meeting.

INDEX OF EXHIBITS

Exhibit
Number	Description
1.1	—	Our Articles of Incorporation (English Translation)

1.2	—	Our Share Handling Regulations (English Translation)

1.3	—	Our Regulations of the Board of Directors (English Translation)

1.4	—	Our Regulations of the Board of Statutory Auditors (English Translation)

2.1	—
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

8.1	—	List of Our Subsidiaries

12.1	—	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	—	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	—	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	—	Certification of the chief financial officer required by 18 U.S.C. Section 1350