Form 20-F
period 2006-03-31
NISSIN CO LTD
filed 2006-09-27
CIK 1178551

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 1-31416
Kabushiki Kaisha Nissin
(Exact name of Registrant as specified in its charter)
NISSIN CO., LTD.
(Translation of Registrant’s name into English)

Japan	Shinjuku L-Tower 15F 6-1, Nishi Shinjuku 1-chome Shinjuku-ku, Tokyo 163-1525 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock*	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,732,839,214 shares of our common stock outstanding at March 31, 2006, including 4,799,200 shares represented by 479,920 American Depositary Shares, as adjusted for our 2-for-1 stock split in April 2006.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

*	Not for trading, but only in connection with the listing of American Depositary Shares, each representing ten shares of our common stock.

Certain Defined Terms, Conventions and Presentation of Financial Information
     As used in this annual report on Form 20-F, unless the context otherwise requires, the “Company” refer to Nissin Co., Ltd. and the “Group” “we,” “us,” “our” and similar terms refer to Nissin Co., Ltd. and its consolidated subsidiaries.
     In this annual report on Form 20-F, “subsidiary” and “subsidiaries” refer to consolidated subsidiaries of the Company, companies in which the Company owns more than 50%, and “affiliate” and “affiliates” refer to all of our affiliates accounted for by the equity method, companies in which the Company owns 20-50% and has the ability to exercise significant influence over their operations.
     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in yen.
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
     The Group’s fiscal year ends on March 31. The fiscal year ended March 31, 2006 is referred to throughout this annual report on Form 20-F as “this fiscal year”, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.
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
     Important risks and factors that could cause our actual results to differ materially from the forward-looking statements are in Item 3.D and elsewhere in this annual report on Form 20-F and include, without limitation:
•	the effect of weak domestic economic conditions, including changes in corporate and personal bankruptcy and unemployment rates in Japan;

•	competition by entry of major financial institutions and IT companies in the business owners and consumer loan industries;

•	misconduct by an employee or director and our exposure to negative publicity of the consumer or business finance industries generally or us specifically;

•	the effect of potential changes to legislation and accompanying enforcement, and restrictions and regulations associated with Japan or U.S. law, including restrictions on interest rates, to regulations for the moneylending business;

•	the growing variety of legal means with which debtors can seek protection from creditors;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms and potential changes to government policy, including Japan’s monetary policy;

•	the reliability of our information or technological systems and networks.

•	the influence of our chairman and his family over important decisions;

•	the failure to generate the results we desire by changes in the mix of our assets portfolio;

•	fluctuation in market environments regarding our investments;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances;

•	the effect of fluctuations in the value of real estate held and potential changes to tax legislation and amendments to regulations concerning real estate-related businesses; and

•	increasing competition in the loan servicing market in which Nissin Servicer Co., Ltd., a consolidated subsidiary, operates.

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
     The consolidated income statement data for the years ended March 31, 2002, 2003, 2004, 2005 and 2006 and the consolidated balance sheet data as of March 31, 2002, 2003, 2004, 2005 and 2006 that are identified as being in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, are derived from our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by BDO Sanyu & Co., an independent registered public accounting firm. We have included in this annual report on Form 20-F our consolidated financial statements for the years ended March 31, 2004, 2005 and 2006.

Selected Financial Information

	Year ended/As of March 31,
	2002	2003	2004	2005 (2)	2006	2006
	(in millions of yen and thousands of U.S. dollars except number of shares and per share data)
Consolidated Income Statement Data:
Total interest income	¥33,976	¥39,234	¥40,107	¥32,555	¥33,901	$288,593
Total interest expense	3,884	3,984	3,724	3,159	3,105	26,432

Net interest income	30,092	35,250	36,383	29,396	30,796	262,161
Provision for loan losses, net	7,433	12,688	13,461	8,576	9,463	80,557

Net interest income after provision for loan losses	22,659	22,562	22,922	20,820	21,333	181,604
Total non-interest (loss) income	(428)	837	730	5,984	9,934	84,567
Total non-interest expense	13,629	14,299	12,993	14,896	16,598	141,296

Income before income taxes	8,602	9,100	10,659	11,908	14,669	124,875
Income taxes	3,801	3,924	4,582	4,646	6,214	52,899

Net income	¥4,801	¥5,176	¥6,077	¥7,262	¥8,455	$71,976

Consolidated Balance Sheet Data:
Cash and cash equivalents	¥17,116	¥23,612	¥20,243	¥25,709	¥22,860	$194,603
Loans receivable, net	148,235	166,977	166,890	146,119	225,947	1,923,444
Purchased loans receivable, net	380	2,946	4,342	13,581	24,155	205,627
Other	14,566	13,039	18,793	42,992	86,981	740,453

Total assets	¥180,297	¥206,574	¥210,268	¥228,401	¥359,943	$3,064,127

Short-term borrowings	¥1,400	¥5,600	¥5,563	¥12,600	¥60,411	$514,267
Long-term borrowings	128,659	148,595	142,577	136,844	198,924	1,693,403
Other	6,315	6,782	7,670	10,840	17,671	150,430

Total liabilities	136,374	160,977	155,810	160,284	277,006	2,358,100
Minority interests	148	—	161	1,146	2,433	20,712
Common stock	6,611	6,611	7,218	7,779	11,849	100,868
Additional paid-in capital	8,467	8,462	9,092	9,836	14,808	126,058
Other	28,697	30,524	37,987	49,356	53,847	458,389

Total shareholders’ equity	43,775	45,597	54,297	66,971	80,504	685,315

Total liabilities and shareholders’ equity	¥180,297	¥206,574	¥210,268	¥228,401	¥359,943	$3,064,127

Number of Shares (1):
Issued at the end of fiscal year (in thousands)	2,546,380	2,546,380	2,586,744	2,614,408	2,812,941	2,812,941

Per Share Data (1):
Net income
Basic	¥1.90	¥2.09	¥2.54	¥2.98	¥3.27	$0.028
Diluted	1.82	1.94	2.34	2.70	3.08	0.026
Cash dividends
Declared	0.33	0.39	0.45	0.81	1.05	0.009
Paid during the fiscal year	0.32	0.33	0.42	0.53	1.02	0.009

(1)	The Company completed a 2-for-1 stock split on each of May 21, 2002, May 20, 2003, May 20, 2004, November 19, 2004, November 18, 2005, and April 1, 2006, respectively, and a 1.2-for-1 stock split on May 20, 2005. All share information presented above has been retroactively adjusted to reflect such stock splits.

(2)	The Company sold ¥32,697 million in consumer loans on June 1, 2004 to Orient Credit Co., Ltd. resulting in a gain of ¥3,327 million.

Exchange Rate Information
     For convenience, we have translated certain yen amounts in this annual report on Form 20-F into dollars at the rate of ¥117.47 = $1.00, the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi UFJ, Ltd. for buying and selling spot dollars by telegraphic transfer against yen as of March 31, 2006, the date of our most recent balance sheet included in this annual report on Form 20-F. However, you should not construe such translations as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate.
     The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year ended March 31,	High	Low	Average (1)	Period-end
2002	¥134.77	¥115.89	¥125.64	¥132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48

Calendar month
January 2006	117.55	113.96	115.48	116.88
February 2006	118.95	115.82	117.86	115.82
March 2006	119.07	115.89	117.28	117.48
April 2006	118.66	113.79	117.07	113.79
May 2006	113.46	110.07	111.73	112.26
June 2006	116.42	111.66	114.63	114.51
July 2006	117.44	113.97	115.77	114.44
August 2006	117.35	114.21	115.92	117.35

(1)	The average yen exchange rates for the fiscal year represent the average noon buying rates on the last business day of each month during the respective period.
     The noon buying rate for yen on September 22, 2006 was ¥116.45 per $1.00.
B. Capitalization and Indebtedness.
     Not applicable.
C. Reasons for the Offer and Use of Proceeds.
     Not applicable.

D. Risk Factors.
We may suffer larger loan losses if defaults on loans by our customers increase as a result of weak economic conditions in Japan
     Weak economic conditions in Japan may lead to increased defaults on loans, including loans that we guarantee, which in turn would cause us to increase our charge-offs of loans and our provisions for loan losses, thereby adversely affecting our results of operations and financial condition. The current economic environment in Japan is showing improvements in corporate profitability and business confidence, especially with respect to major companies, and rises in the stock and real estate markets. These trends also led to continued improvements in employment and personal consumption. However, the Japanese economy still faces uncertainties such as inflation in prices for raw materials caused by the expansion of production activities, fiscal reconstruction, and potential changes to the social security system. If the economic situation in Japan worsens, we may be forced to charge off loans in excess of our existing provisions for loan losses, to increase our provisions for loan losses, to pay out on loans that we guarantee beyond our reserves for guarantee losses, or to tighten our credit screening policies, which would limit our acquisition of new customers. Any such event could adversely affect our financial condition or results of operations.
Increasing competition among Japan’s finance companies and other financial institutions may adversely affect our ability to increase or maintain the size of our loan portfolio, the average credit quality of our customers or the interest rates we charge on our loans
     The consumer and business owner finance industries in Japan’s financial sector are becoming increasingly competitive. Competition for customer acquisition may continue to intensify due to movements toward entry into this industry, which has included capital investments by major financial institutions, establishment of joint venture corporations, and acquisition of companies by corporations including information technology companies and foreign-affiliated financial institutions.
     Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer histories, greater name recognition, more extensive physical infrastructure and networks of loan offices and more established relationships in the finance industry than we do. Our competitors seek to compete aggressively on the basis of interest rates, lending terms and the coverage and scale of their network of distribution and marketing channels. Under these competitive pressures, we have focused our efforts on acquisition of prime customers with low credit risk, especially among small and medium-sized businesses, including through alliances with various companies, in an effort to differentiate ourselves from competitors. In June 2004, we sold most of the outstanding balance of our consumer loans to a third party, and strategically shifted our loan portfolio toward provision of loans to small and medium-sized business owners, which usually bear lower interest rates. This has resulted in a decrease in the weighted period-end average contractual interest rate on our outstanding loans, from 24.0% at March 31, 2004, to 22.1% at March 31, 2005 and 16.1% at March 31, 2006. If we are unwilling or unable to match our competitors’ terms, we may fail to increase or maintain the number and average balance of our customer accounts, and our results of operations or financial condition could be adversely affected. To the extent that we reduce interest rates on our products in response to competitive pressures, our interest margins will decline. Furthermore, the average credit quality of our customers may decrease if we cannot sufficiently acquire prime customers, or if we lose these prime customers to our competitors, and our financial condition or results of operations could be adversely affected.

Misconduct by an employee or director could harm us and is difficult to detect and deter
     Our employees and directors could engage in misconduct, which includes, among other things:
•	conduct that exceeds the authority given to the employee or director, such as approval of a transaction for which he or she does not have proper authorization;

•	concealment of such unauthorized conduct or authorized but unsuccessful activities that cause material harm to us; and

•	improper use or disclosure of confidential information or leakage of personal information.
     Any such misconduct by an employee or director could result in regulatory sanctions, legal liability and serious reputational or financial harm to us. We have not in the past suffered materially from misconduct by an employee or director. However, the precautions we take to prevent and detect such misconduct may not always deter or prevent it, even though we recognize compliance as the most significant challenge for management. Moreover, even if we succeed in managing the conduct of our own employees and directors, we may suffer reputationally or financially from misconduct by other lenders in the finance industry. This could lead to introduction of additional regulations or laws favoring borrowers that might erode our profitability, and therefore could affect our financial position and results of operations.
Legislative or regulatory changes to the Interest Rate Restriction Law or other laws, as a result of court decisions or other factors, could adversely affect our business
     The Interest Rate Restriction Law provides that a loan with an interest rate exceeding a prescribed rate is invalid with respect to the portion exceeding the maximum rate. Prescribed rates are 20% per annum for loans of less than ¥100,000; 18% per annum for loans of ¥100,000 or more but less than ¥1 million; and 15% per annum for loans of ¥1 million or more. However, the [Contributions Law] permits a maximum interest rate of 29.2%. Interest rates for all of our products are set below the maximum lending rate under the Contributions Law; however, we may charge interest rates in excess of the prescribed rate under the Interest Rate Restriction Law (the “gray-zone interest rate”). The Moneylending Business Restriction Law provides that a payment by a borrower or guarantor of interest in excess of the rate prescribed by the Interest Rate Restriction Law to a registered moneylender is valid and non-refundable so long as the excess interest is paid without coercion, mistake or threat and documentation requirements are satisfied.
     However, as a result of a Supreme Court Decision, a portion of the Enforcement Regulation of the Moneylending Business Restriction Law was amended effective on July 1, 2006. These amendments primarily stipulate that loan documentation should specifically provide that the acceleration clause for non-payment of interest is valid only if the borrower fails to repay the interest portion within the maximum rate set forth in the Interest Rate Restriction Law. These amendments apply to all moneylenders. A strict interpretation of the Supreme Court decision could lead to further amendments to the terms of our loan agreements, which could reduce our effective interest rates or make it more difficult to collect on loans.
     Prior amendments to relevant laws require the Japanese government, which last reduced the statutory maximum interest rate (29.2% under the Contributions Law) in June 2000, to review the statutory maximum interest rate again in January 2007, and the issue is currently being discussed and considered by various advisory panels. Any such reduction or other legislative or regulatory changes could adversely affect our business and results of operations.

Any failure to maintain the confidentiality of personal information of our customers could adversely affect our results of operations
     We keep and manage sensitive personal information obtained from our customers. If we fail to maintain the confidentiality of personal information for any reason, our results of operations could be adversely affected in a number of ways. We could be subject to lawsuits for damages from our customers if they are injured as a result of the release of their personal information. Failure to maintain the confidentiality of personal information could subject us to penalty under the Law on Protection of Personal Information. We could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives from the government, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate image or reputation. Any damage to our reputation could also adversely affect our ability to retain or acquire customers or to maintain or establish strategic alliances with third parties, or otherwise adversely affect our financial condition or results of operations.
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
Compliance with Section 404 of the Sarbanes-Oxley Act could adversely affect our results of operations
     We are subject to Section 404 of the Sarbanes-Oxley Act starting from the fiscal year ending March 31, 2007, and our chief executive officer and chief financial officer must include the following statements in each annual report under Section 404 of the Sarbanes-Oxley Act:
•	a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Group;

•	a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Group’s internal control over financial reporting;

•	management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of the end of the Group’s most recent fiscal year, including a statement as to whether or not the Group’s internal control over financial reporting is effective; and

•	a statement that the registered public accounting firm that audit the financial statements included in the annual report has issued an attestation report on management’s assessment of the registrant’s internal control over financial reporting.

     We are in the midst of strengthening our corporate governance structure in order to comply with the Sarbanes-Oxley Act while obtaining a wide range of advisory opinions from inside and outside experts regarding the approaches to corporate governance and risk management, and examined them from different perspectives. This has, however, required payment by us of fees to various parties as well as internal costs. These compliance costs are significant and may be in excess of amounts we anticipate, and as result could adversely affect our financial condition or results of operations.
An increasing number of our customers seeking protection from creditors under the Bankruptcy Law or related laws could require us to increase our provisions for loan losses and charge-offs
     In recent years, the number of legal means with which retail borrowers can seek protection from creditors has increased. For instance, amendments to the Bankruptcy Law that became effective in January 2005 are aimed to achieve prompt, efficient, effective and fair procedures for, and to simplify the procedure for, and improve debtors’ protection under, personal bankruptcy. Under these amendments, an individual debtor can take advantage of a unified discharge procedure and a larger scope of assets may be retained by insolvent debtors. The new law also improved the effectiveness of the automatic stay, preference, offset and other practical provisions for fair treatment among creditors. We generally recover almost nothing under personal bankruptcy proceedings.
     This and other laws, including the Special Conciliation Law and the Civil Rehabilitation Law, may discourage borrowers who would otherwise make an effort to repay the entirety of their loans from doing so, if they perceive a relative ease of availing themselves of these legal means for discharge of their debts. As a result, the number of our customers who seek legal protection from enforcement of terms of payment or adjournment of payment may increase. If, as a result, the number of delinquent loans increases, we may be required to increase our provisions for loan losses and our results of operations could be adversely affected. Any further amendment to the Bankruptcy Law or related laws that increases protection of the assets of individual debtors and reduces the burden of declaring personal bankruptcy would also have a materially adverse impact on our results of operations.
Any future inability to obtain funds from lenders or access the debt capital markets on favorable terms could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending and adversely affect our financial condition
     Ready access to funds on favorable terms is essential to our business. The difference between the interest rates we charge our customers and the interest rates we pay to our financing sources is the key factor impacting our profitability. As of March 31, 2006, our weighted period-end average contractual interest rate on outstanding loans in our loan portfolio was 16.1%, while our weighted period-end average contractual interest rate was 1.0% for our short-term borrowings and 1.4% for our long-term borrowings. We raise funds through loans from financial institutions and the capital markets by issuing debt securities. As of March 31, 2006, the aggregate amount of our borrowings was ¥259,335 million, which represented approximately 98.6% of our total loans outstanding and purchased loans as of the same date.
     As of March 31, 2006, 76.7% of our borrowings, or ¥198,924 million, are long-term borrowings, 68.9% of our borrowings, or ¥178,565 million, came from loans from banks, non-banks, insurance companies and other financial institutions, 22.7% of our borrowings, or ¥58,972 million, came from issuances of corporate bonds, including convertible bonds, and commercial paper, and 8.4% of our borrowings, or ¥21,798 million, came from other sources, including securitization of certain of our loan receivables. Based on their evaluations of our long-term or short-term financial prospects, any of these lenders could cease to finance our business or to offer funds on favorable terms. A downgrade in our credit ratings or those of similar companies or Japanese companies generally, for instance, could result in an increase in the interest rates that lenders charge us. For example, the downgrade of our debt rating by the Japan Credit Rating Agency in April 2003, has led us to curtail our debt issuances and increase our reliance on bank loans which typically bear higher interest rates. Negative publicity about small business or consumer finance lenders such as that seen in 1999 about the practices of small business lenders could also make lenders reluctant to extend credit to companies in our industry, including us.

     Moreover, although contractual borrowing interest rates are subject to fluctuation due to the market environment and other factors, the contractual lending interest rate in our loan business is restricted to 29.2% as stipulated by the Contributions Law. Therefore, in order to minimize our interest fluctuation risk, we are pursuing financing with fixed interest rates for borrowings from financial institutions and issuances of corporate bonds. As of March 31, 2006, our fixed rate borrowings, including those fixed through hedging from derivative transactions, comprised 61.4%, and our variable rate borrowings comprised 38.6%, of our total borrowings.
     We do not have any difficulty in accessing funds required at present. However, as a result of the ongoing restructuring of the Japanese financial sector, and of regional banks in particular, our lenders may fail or adopt lending policies unfavorable to us. A number of other factors largely beyond our control could impair our ability to borrow, including severe disruptions of the financial markets, negative views about the prospects for the finance industry generally or further downgrades of Japan’s sovereign debt ratings. Any impact from these factors that worsen our capital procurement environment significantly beyond our expectations could increase our interest expenses. An inability to obtain sufficient funds from lenders or capital markets on favorable terms or at all could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending. Any or all of these factors could adversely affect our financial condition and results of operations.
An increase in prevailing market interest rates would increase our interest expense and thus could reduce the margins we receive on our loans to our borrowers
     Interest rates in Japan have been extremely low for several years, reflecting government monetary policy including the “zero interest rate” policy of the Bank of Japan, which had been in place for most of the period since February 1999 until it was ended in July 2006. Also, the official discount rate offered by the Bank of Japan has remained at 0.1% since September 2001 until it was increased to 0.4% in July 2006. Partly as a result of this policy, our weighted period-end average contractual interest rates on our own borrowings have been extremely low in recent years: 1.3% as of March 31, 2004, 1.2% as of March 31, 2005 and 1.0% as of March 31, 2006 for our short-term borrowings and 2.3% as of March 31, 2004, 1.9% as of March 31, 2005 and 1.4% as of March 31, 2006 for our long-term borrowings.
     As a result of a recent change in policy by the Bank of Japan, short term interest rates have recently risen in Japan and may continue to do so. Consequently, our lenders may increase interest rates on their loans to us and we may not be able to pass our increased interest expenses to our customers in the form of higher rates on our loans due to competitive considerations and to the legal limit on interest rates that we may charge. In addition, the maximum interest rates that we may charge to our customers may decline when the Japanese government reviews the legal limit in January 2007. See “Regulation — The Money Lending Business Restriction Law, Contributions Law and Interest Rate Restriction Law — Restrictions on Usury” in Item 4.B of this annual report on Form 20-F for a further discussion of the legal limit. Any increase in the interest rates our lenders charge us could thus have an adverse effect on our operating margins and profitability.

Any disruption, outages, delays or other difficulties experienced by our information or technological systems and networks could adversely affect our business
     We increasingly rely on internal and external information and technological systems and networks to generate new business, provide services to customers and manage our operations. In particular, our business depends on:
•	the ability of our automated fund transfer system to handle high volumes of phone calls and to provide customers with a convenient system which offers reliable privacy protection;

•	the reliability and security of third-party databases from which we obtain credit information about our customers;

•	the reliability of Sanyo Electric Credit’s wire transfer service which we use to disburse loans to accounts designated by our customers; and

•	the reliability of the financial institutions that hold our customers’ accounts from which we automatically transfer their payments to us.
     In addition, we outsource the following hardware and software responsibilities, in order to manage our operating transaction and accounting data, confidential customer information and other back-office data operations:
•	our main computer housed in an NEC affiliate’s data center, to which all data are backed up each business day;

•	dedicated lines that connect our main computer and outsourcing center to our application servers and e-mail servers; and

•	maintenance and support work for our main computer.
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
Our chairman and his family may exercise influence over important business decisions in a way that conflicts with your interest
     As a result of the direct and indirect ownership or control of our outstanding shares by Sakioka family members, who collectively beneficially owned 37.4% of our outstanding shares as of March 31, 2006, our chairman and his family members can exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as the sale of our company, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of these shareholders in these and other matters may differ from those of our public shareholders.

A sale of our shares held by our major shareholders, including our chairman or members of their family, may adversely affect our share price
     As of March 31, 2006, our chairman, members of their immediate family and corporations controlled by them together owned 37.4% of our outstanding shares. A disposal of any portion of their holdings on the Tokyo Stock Exchange or otherwise will increase the supply of our shares in the marketplace and may adversely affect the market price of our shares and American Depositary Shares.
We may change our portfolio of products and services from time to time but fail to achieve the intended results
     While we traditionally were a finance company that specialized in unsecured lending to individuals in Japan, we intend to review our portfolio of products and services on an ongoing basis and change them as appropriate to remain competitive in the markets that we serve. For example, in response to the diversified needs of small and medium-sized businesses and consumers, as well as to maximize our corporate value, in June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans to Orient Credit, a consumer finance company, in order to concentrate our resources on providing loans with guarantors, such as small business owner loans, and otherwise serving small and medium-sized business owners.
     With respect to financial services for small and medium-sized business owners, in addition to extending small business owner loans and Business Timely loans, which are unguaranteed, unsecured loans made under pre-approved revolving credit lines to small business owners, we also concentrate on the provision of leases and installment loans, and real estate finance. With respect to the quality of operating assets, we seek to accumulate prime assets with lower credit risks through acquisition of prime customers through the promotion of our alliance strategy. We have also begun investment banking, securities and venture capital operations, which expose us to various risks.
     Changes in our portfolio of products or services, including those described above, may fail to generate the results we desire and adversely affect our results of operations or financial condition. For example, deterioration of the quality of our operating assets due to deterioration in the financial condition of small and medium-sized businesses caused by rapid changes in the economic environment and other factors could adversely affect our financial position and results of operations.
The fair value of our strategic investments could decline due to a deterioration of the economic environment and adversely affect our financial position
     We invest in various companies which we believe will improve our ability to provide integrated financial services and expand our business network. As of March 31, 2006, the cost of our investment securities was ¥33,099 million and the fair value of these investments was ¥42,071 million, or 11.7% of our consolidated total assets. However, in the future, if the stock prices of these companies decline significantly, or the financial condition of our investments worsen due to deterioration of the economic environment, we could suffer impairment losses on these securities or our shareholders’ equity ratio could decline due to fluctuation in unrealized profits in investment securities, which could adversely affect our financial position and results of operations.

The strategic alliances, joint ventures and strategic investments which we’ve entered into in order to acquire new customers may not yield attractive returns and could produce losses
     We have been pursuing various strategic alliances and joint ventures with consumer finance and other financial companies, which include arrangements to receive customer referrals and to provide guarantees to the borrowings of the customers of third parties. We have also in recent years increased our investments in companies that have the potential to complement our business strategically. The book carrying value of these strategic investments was ¥1,876 million as of March 31, 2004, ¥20,890 million as of March 31, 2005 and ¥28,674 million as of March 31, 2006.
     We expect to continue seeking strategic alliances, joint ventures and strategic investments to build our customer base and establish a solid profit base for our group, but may not be able to successfully grow or maintain profits. These strategic alliances, joint ventures and strategic investments may not achieve profitability and we may incur impairment losses as a result of failing to recover any investments or expenditures. Moreover, strategic alliances, joint ventures and strategic investments that aim at specific markets may attract our existing customers, rather than expand our customer base, and reduce the profitability of our core business.
The success of our real estate-related businesses are highly dependant on the health of the Japanese economy and are susceptible to regulatory and legal changes.
     Recently, our secured loans portfolio has grown significantly, reflecting our strategic shift toward promotion of financial services to small and medium-sized business owners centering on real estate financing, through active sales and marketing efforts by our Real Estate Finance Department, which was established in February 2004. Proceeds from these loans are primarily used by our customers as working capital for property development. The health of the real estate market in Japan is closely tied to larger economic trends. Thus, the value of real estate pledged to us by our customers could decline in connection with deteriorating Japanese economic conditions, exposing us to significant unsecured risks. Because our secured bans to property developers are generally used as working capital for property development, we are also exposed to the risk that our customers may not complete development projects in a timely manner or at all, or that the completed property will not have the value we anticipated, resulting in less collatral than we expected.
     Our property development loans are generally for long terms and very large principal amounts. This has increased our long-term funding requirements, which we may not be successful in meeting or accurately evaluating. This could constrain our ability to make new loans.
     Environmental liabilities unknown at the time we made loans could also impair the value of properties securing our loans.
     In addition, in the event taxation regimes concerning our real estate-related businesses, including land taxation, are amended, our costs at acquisition and sale of real estate may increase, and could adversely affect our real estate businesses.
     Moreover, tightening of regulations, such as the Building Standard Law, the City Planning Law, and other real estate-related regulations, as a result of recent construction scandals in Japan, including the falsification of earthquake-resistance data for building designs, is expected. Any amendments to these regulation, could impose new obligations on our businesses, increase our costs, and adversely affect our businesses.
     Any or all of the above factors could result in material diverse affects to our business, financial condition or results of operations.
Increasing competition in the loan servicing market in which Nissin Servicer operates could reduce our profitability.
     Our subsidiary, Nissin Servicer Co., Ltd., mainly purchases specific money claims from financial institutions by invited tender. The increase in the number of companies entering this market, together with the contraction in liquidity in the market for bad debts due to the trend towards economic recovery, has lead to increasingly severe competition. In response to these factors, we have revised pricing standards through classification of specific money claims into categories, and by improving due diligence, we seek to maintain our competitiveness in the purchase of specific money claims. This, together with the development of new areas of business such as liquidation of assets, securitization, and corporate revitalization, we believe has allowed us to maintain competitiveness in the current business environment. However, if we are unable to maintain competitiveness in the purchase of specific money claims, or if there are rapid increases in purchase prices or falls in commission fees, we may be unable to purchase these loans at favorable prices or at all, and our loan servicing business may have decreased profitability or losses, which could significantly affect our business strategies and results of operations.

     Our business in China is subject to extensive Chinese government regulation that changes frequently, and these regulations could adversely affect our business and operating results.
     Our subsidiary, Nissin Leasing, operates leasing and other businesses in China. The Chinese government has broad discretion and authority to regulate the leasing, non-bank finance and other industries in China. The Chinese government exercises significant control over financial and other markets, as well as China’s economic growth, through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. Existing regulations or government action in China may constrain our operations, and new regulations, the readjustment of previously implemented regulations or other government action could require us to change our business operations in China, increase our costs, prevent us from repatriating profits to Japan, or limit our ability to finance or conduct activities in China.
     In addition, China’s commercial legal system is still under development, and even where adequate law exists in China, enforcement of laws or contracts may be uncertain and sporadic. The relative inexperience of China’s judiciary creates additional uncertainty as to the outcome of any litigation, and interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China are subject to administrative review and approval by various national and local agencies of China’s government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure requisite governmental approval for our activities, or approvals we have received, such as the leasing license obtained by Nissin Leasing, may be suspended or revoked. Any of these factors could adversely affect our business, financial condition and operating results.
Because we expect our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, you may be subject to materially adverse tax consequences
     As we expect that 50% or more of our gross asset value constitutes “passive assets,” generally meaning assets not constituting part of an active trade or business under U.S. federal tax rules, we expect that our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. U.S. persons who hold our shares or ADSs, either directly or indirectly, may be subject to materially adverse U.S. federal income tax consequences upon the sale or disposition of the shares or ADSs and upon distributions with respect to the shares or ADSs to the extent the distributions are “excess distributions,” distributions in excess of a normal rate of distribution as calculated for passive foreign investment companies. Gain realized on the sale or other disposition of shares or ADSs would in general be taxed as ordinary income. If you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and the income allocated to such prior tax years would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the 15% tax rate applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. See “United States Tax Considerations — Passive Foreign Investment Company Rules” in Item 10.E of this annual report on Form 20-F.
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
If you hold fewer than 100 shares, you do not have the right to vote the shares or transfer them and if you have ADSs representing fewer than 100 shares, you cannot withdraw the shares underlying the ADSs and cannot require us to purchase the underlying shares
     One hundred of our shares constitute one “unit.” A holder who owns fewer than 100 shares owns less than a whole unit. The Japanese Corporate Law restricts the rights of a shareholder who holds shares of less than a whole unit. In general, holders of shares constituting less than a unit do not have the right to vote under the unit share system. Our articles of incorporation also provide that no share certificates will be issued with respect to any number of shares constituting less than one unit. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which no share certificates are issued is non-transferable. Furthermore, under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. However, holders of ADSs that represent other than multiples of whole units cannot withdraw the underlying shares representing less than one unit and, therefore, they will be unable to exercise the right to require us to purchase the underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit will not have access to the Japanese markets to sell their shares through the withdrawal mechanism. See “Limitations Affecting Security Holders — Japanese Unit Share System” in Item 10.B of this annual report on Form 20-F.

Item 4. Information on the Company.
A. History and Development of the Company.
          The Company was established as a joint stock corporation under the laws of Japan in 1960 in Matsuyama, the capital of Ehime Prefecture in the northern part of the island of Shikoku, which is one of Japan’s four major islands. Our first business was dealing in discounting commercial bills. In 1967, we started providing real estate-secured loans. In 1972, we began offering consumer loans and opened offices throughout Shikoku and became a registered moneylender under the Moneylending Business Restriction Law in 1984. We started offering small business owner loans in 1981, Wide loans in 1990 and Business Timely loans in 2000. We steadily expanded beyond our original base in Shikoku by opening offices in Hiroshima in 1988, Osaka in 1990, Kyushu in 1992, Tokyo in 1994, Nagoya in 1995 and Sendai, Hokkaido and Shizuoka in 1996. As of March 31, 2006, we had 50 loan offices throughout Japan. In recent years, we have also expanded our customer base through strategic alliances with banks, consumer finance, leasing and other financial services companies.
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
          In June 2004, NIS Property Co., Ltd., or NIS Property, was renamed from a subsidiary previously established by us, to commence real estate-related business operations in Japan.
          In June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans to Orient Credit for ¥32,697 million. See “Our Products — Integrated Financial Services — Consumer Loans” in Item 4.B of this annual report on Form 20-F.
          In July 2004, we established Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., currently Nissin Leasing (China) Co., Ltd, or Nissin Leasing, in Shanghai to commence arrangement of investments and various business projects, as well as to operate a real estate agency and a subleasing business in China. In September 2005, Nissin Leasing obtained a leasing license from the Chinese government and began operating full-scale leasing business in China.
          In December 2004, we acquired 100% of the outstanding shares of Yamagen Securities Co., Ltd., currently NIS Securities Co., Ltd., or NIS Securities, to commence securities and investment banking business operations in Japan.
          In December 2005, we acquired 69.3% of the outstanding shares of Aprek Co., Ltd., or Aprek, a company listed on the JASDAQ Securities Exchange, to enhance financial services to owners of small and medium-sized enterprises in Japan’s Kyushu region.

          In June 2006, our general shareholders’ meeting resolved to change our company name from “Nissin Co., Ltd.” to “NIS Group Co., Ltd.” effective as of October 1, 2006.
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
B. Business Overview.
Overview
          We provide integrated financial services to small and medium-sized enterprises and their owners in Japan, tailored to their stage of development and particular needs. We provide our services directly and through alliances with other financial institutions. We also engage in real estate-related businesses, including providing secured loans to property developers and principal investment in real estate. We service distressed loans purchased from third parties and engage in leasing and related businesses in Japan, as well as investment banking, securities and principal investment businesses in Japan. In recent years, we have begun leasing and other operations in China. For the year ended March 31, 2006, our net interest income after provision for loan losses was ¥21,333 million and our net income was ¥8,455 million.
Our Strategies
     Provide Integrated Financial Services to Small and Medium-Sized Enterprises in Japan
          We seek to provide a broad range of non-bank financial services to small and medium-sized enterprises in Japan and their owners. These services include the following:
•	Broad Range of Services to Small and Medium-Sized Enterprises. We provide a variety of financial services to small and medium-sized enterprises, depending on their growth stage, in an effort to be our customer’s primary source for financial services. In addition to business loans, we provide leasing and other services, including secured loans and investment banking services.

•	Services to Business Owners. For small businesses owners, we provide small business loans and Business Timely loans, described below, as well as installment credit. We seek to customize our products to the needs of small business owners. For example, we may loan to the owner’s business directly, with a guarantee from the owner or a third party, or secure such loans if appropriate collateral is available.
          In addition to our direct channels, we also seek to provide our services through alliances with other financial service companies. We apply our credit expertise as a lender to small and medium-sized enterprises and their owners to take advantage of allied customer databases and established brand value to more effectively offer our products and services, as well as to develop new products for these customers. Depending on the alliance, we market these products under our own or our allied brands. We refer to this as our “financial OEM” strategy.

     Expand Real Estate-related Businesses
          We seek to expand our real-estate related businesses in order to take advantage of our credit and secured lending expertise in Japan’s real estate markets. We believe that the recent stabilization of asset values in major real estate markets in Japan, particularly major urban areas such as Tokyo, provides an opportunity for secured real estate lending and principal investment in real estate. We seek to leverage our credit and secured lending expertise in relation to small and medium-sized enterprises, as well as our experience servicing distressed loans, to grow various real-estate related businesses, including the following:
•	Providing real estate secured loans to property developers for working capital. This is currently our fastest growing business line, and we focus primarily on small to medium-sized property developers that develop small commercial and residential properties.

•	Investing in real property with a view to resale. We seek to purchase real estate, particularly commercial and residential rental properties, that we believe can be resold at a higher price following renovations of the property or improvements in property management. We conduct this business primarily through our subsidiary, NIS Property.

•	Acquisition of distressed real estate. Taking advantage of our network of financial institutions selling distressed loans collateralized by real estate and our experience servicing such loans, our subsidiary, Nissin Servicer, seeks to acquire distressed real estate assets which it restructures and resells.
     Develop Overseas Business, Particularly in China
          We seek to expand our full-scale leasing business in China, which we operate through our subsidiary, Nissin Leasing (China). We believe that economic and commercial growth in China has created a demand for sophisticated leasing and other financial services, particularly among growing enterprises. Through Nissin Leasing (China), we seek to become one of China’s premier leasing companies. We also seek to use our financial expertise and experience operating a large-scale business in China to provide consulting services for companies looking to do business in China. We also intend to explore opportunities in other financial markets in Asia, although we currently have no concrete plans.
     Develop Investment Banking, Securities and Venture Capital Businesses
          Through our subsidiary, NIS Securities, we provide investment banking services targeted at small and medium-sized enterprises in Japan, including arrangement of direct financing, initial public offerings of securities, securities brokerage and other financial advisory services. We seek to take advantage of our network of relationships with small and medium-sized enterprises to provide customized investment banking services tailored to their stage of growth. We also seek to expand our proprietary trading and brokerage services.
          In addition, because many of our financial services clients are small or medium-sized enterprises in relatively early stages of their growth, we believe that attractive principal investment opportunities exist with many of our customers. We seek to take advantage of our network of relationships with such companies to make proprietary venture capital investments in growth enterprises with a view to capital gain. We believe such principal investments may also lead to investment banking opportunities.

          In this manner, we seek to integrate investment banking, securities and venture capital businesses into our overall package of integrated financial services that we offer to small and medium-sized enterprises and their owners in Japan.
Our Markets
     Japanese Small Business Finance Industry
          We compete in the Japanese small business finance industry, which provides secured and unsecured loans to small business entities or their owners. Many of our loan products are extended principally to individuals who own small businesses on the basis of individual creditworthiness, rather than to entities based upon business creditworthiness, which is the focus of general business finance companies. However, to the extent that we provide loans to individual small business owners, we compete with lenders in the business finance industry that loan to small businesses.
     Japanese Real Estate Finance and Other Real Estate Industries
          We compete in the Japanese real estate finance industry, which provides secured loans for the purpose of financing the purchase or development of real estate. Our secured loans are generally provided to small and medium-sized property developers as working capital for the purpose of developing small commercial and residential properties. Secured loans to property developers are one of our largest growth products and a strategic focus for us. We also provide secured general purpose loans to individual customers. In addition to real estate finance, we purchase commercial and residential real estate with a view to resale, typically following renovations and other improvements intended to increase property value. We target sales of such properties to Japanese real estate investment funds, or J-REITs, and other real property investment funds and property companies. We believe that the growing competition among such funds and property companies to acquire quality properties provides an opportunity to realize value in purchasing, improving and selling real properties.
     Japanese Loan Servicing Industry
          We compete in the Japanese loan servicing industry through our subsidiary, Nissin Servicer. This industry has grown rapidly in the last few years due to the accelerated disposal of nonperforming loans by Japanese financial institutions as a result of Japanese government measures to combat nonperforming loans. Although we compete with a variety of companies for loan servicing opportunities, we consider affiliated companies of the major consumer finance or small business owner loan companies to be our primary competitors. According to the Ministry of Justice, as of March 31, 2006, 94 companies were registered as licensed servicing companies, of which we believe ten were affiliated with major consumer finance or small business owner loan companies.
     Japanese Leasing Industry
          Through our subsidiary, NIS Lease, we compete in the Japanese leasing industry, which provides finance and operating lease products and services to customers in Japan. Our target market is small and medium-sized enterprises in Japan. We therefore compete with other leasing and non-bank finance companies that provide services to such companies.

          We compete in the Japanese investment banking and securities industry. Japan has highly sophisticated financial markets, and we compete with Japanese and foreign investment banks to provide investment banking and securities services to small and medium sized enterprises. We also operate a principal investment business in Japan. We focus on the small and medium-sized enterprise markets in Japan, in order to take advantage of our experience and relationships with such companies developed through out other business lines.
     Chinese Leasing and other Industries
          We compete in the Chinese leasing market through our subsidiary, Nissin Leasing (China). We may also compete in other markets in China as we begin to engage in consulting and import/export businesses. In addition, we intend to consider opportunities to provide non-bank financial or other services elsewhere in Asia, although we currently have no operations in outside of China and no concrete plans for any such businesses.
     Japanese Consumer Finance Industry
          We compete in the Japanese consumer finance industry, which provides secured and unsecured loans without restrictions on the purposes of use to Japanese individuals. Although banks and credit finance companies outside the consumer finance industry also provide unsecured and secured loans, we compete most directly with other consumer finance companies. We believe our focus on consumers seeking to consolidate loans from multiple lenders and on small business owners differentiates us from other consumer finance companies.
Our Products
          We have two operating segments for financial reporting purposes: integrated financial services and loan servicing.
          The integrated financial services segment includes loan businesses, small business owner, Business Timely, secured, Wide, consumer and other loans, as well as credit guarantee, leasing and securities business. Included in this segment for the fiscal year ended March 31, 2006 are investment in real estate properties, insurance agency and consultancy businesses. However, because of the increasing significance of these businesses, we anticipate that they will be included in a separate business segment for the fiscal year ending March 31, 2007.
          As part of our loan servicing segment, we mainly acquire for our own portfolio and service non-performing debts from banks and other financial institutions in Japan.
     Integrated Financial Services
          Our net interest income after provision for loan losses from our integrated financial services segment was ¥21,611 million, or 94.3% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2004, ¥18,534 million, or 89.0% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2005, and ¥17,964 million, or 84.2% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2006. Net income from our integrated financial services segment was ¥5,671 million, or 93.3% of our consolidated net income for the year ended March 31, 2004, ¥6,244 million, or 86.0% of our consolidated net income for the year ended March 31, 2005, and ¥6,117 million, or 72.3% of our consolidated net income for the year ended March 31, 2006.

          The following table provides information on the average balance of loans outstanding for each category of our loan business during each fiscal year:

	Year ended March 31,
	2002	2003	2004	2005	2006
	(in millions)
Small business owner loans	¥32,195	¥45,311	¥55,647	¥56,964	¥63,320
Business Timely loans	12,238	17,256	17,909	19,687	23,656
Secured loans	1,589	1,252	2,235	9,976	39,496
Wide loans	50,940	59,743	61,592	52,722	44,240
Consumer loans (1)	45,784	45,093	38,600	5,296	3,010
Other loans	24	13	261	4,166	10,243

Total average balance of loans outstanding	¥142,770	¥168,668	¥176,244	¥148,811	¥183,965

(1)	Pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit for ¥32,697 million.
          The following table provides information on the balance of loans outstanding for each category of our loan business as of the end of each fiscal year:

	As of March 31,
	2002	2003	2004	2005	2006
	(in millions)
Small business owner loans	¥37,386	¥53,915	¥57,168	¥58,961	¥65,447
Business Timely loans	16,035	17,303	18,659	20,862	25,282
Secured loans	1,427	1,587	10,003	18,812	91,610
Wide loans	55,033	63,993	57,460	47,604	41,163
Consumer loans (1)	46,180	40,938	35,604	2,827	2,995
Other loans	17	36	573	6,296	10,681

Total balance of loans outstanding	¥156,078	¥177,772	¥179,467	¥155,362	¥237,178

(1)	Pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit for ¥32,697 million.
          Small Business Owner Loans
          Our small business owner loans comprised 34.4% of our total average loans outstanding for the year ended March 31, 2006 and 27.6% of our total balance of loans outstanding as of March 31, 2006. These small business owner loans are, in general, guaranteed, unsecured loans of up to ¥10 million that require one or more guarantors from individuals with an income source separate from the borrowers. We do not restrict the use of proceeds from these loans.
          Small business owner loans are generally contracted at a fixed interest rate of up to 24.09% per year and payable monthly. In addition, we charge an up-front origination fee of no greater than 5% for each loan at the time of cash disbursement. These loans have initial repayment terms of up to seven years and two months. The average maturity of small business owner loans at March 31, 2006 was 3.9 years. Customers may prepay their small business owner loans at any time without penalty. Although we do not restrict the use of proceeds from small business owner loans, we believe that customers generally use the proceeds to repay existing loans or to obtain working capital for their businesses. Under normal circumstances, we do not extend additional credit to small business owner loan customers until they pay off their existing small business owner loan. As a result, any small business owner loan customer seeking a new small business owner loan must pay off his or her existing loan and be subject to the same loan approval process as any new customer.

          In order to meet our customers’ needs, the terms of these loans are often tailored to the particular situation of a borrower. For example, if a small business owner customer cannot provide a guarantor, a loan might be secured by real estate or securities to enhance the credit. In such cases, the loan will still be recorded by us as a small business owner loan
          In contrast to other lenders that target corporations and other business entities, we serve almost entirely self-employed individuals, primarily individual small business owners in a wide range of industries. As of March 31, 2006, approximately 41.2% of the borrowers were self-employed individuals in wholesale, retail and restaurant businesses, while the remaining borrowers were primarily self-employed individuals in industries such as manufacturing, construction, transportation, communication, agriculture, fishery and other services. The loan process often begins when staffs at our general branches or loan offices call a prospective client to determine the loan amount to be applied for, followed by a credit check. Our staff then holds a face-to-face meeting with the client and the guarantor to ensure that all parties understand the content and implications of the loan agreement.
          The following table shows the total number of small business owner loan accounts and the average balance of small business owner loans per account:

	As of March 31,
	2002	2003	2004	2005	2006
Number of small business owner loan accounts	17,472	23,439	24,739	24,414	25,797
Average balance of loans per account (in thousands)	¥2,140	¥2,300	¥2,311	¥2,415	¥2,537
          The following table shows advances, recognized on the disbursement date, to our customers of small business owner loans:

	Year ended March 31,
	2002	2003	2004	2005	2006
	(in millions)
Advances	¥22,328	¥36,560	¥35,061	¥45,834	¥53,134
          As we do not make additional advances under existing small business owner loan contracts, the majority of the advances are to new customers, with the balance being made to existing customers under new contracts.

          Business Timely Loans
          We extend Business Timely loans, our unguaranteed, unsecured loans made under pre-approved revolving credit lines, to more creditworthy small business owners. Holders of our Business Timely Card may borrow unguaranteed and unsecured Business Timely loans of up to ¥5 million. These loans accounted for 12.9% of our total average loans outstanding for the year ended March 31, 2006 and 10.7% of our total balance of loans outstanding as of March 31, 2006.
          Business Timely loans are currently contracted at a fixed interest rate of no greater than 27.01% per year, payable monthly. Customers may prepay their loans at any time without penalty. A Business Timely loan contract is automatically renewed after three years; however the credit line is forfeited under certain conditions such as a delinquent loan for 16 days or more. Furthermore, we generally conduct a credit assessment of an account holder every three months. We may terminate the account for a number of reasons. For example, we may terminate the account if the holder is found to have increased his or her borrowings from other institutions. Although we do not restrict use of Business Timely loans, we believe customers generally use the proceeds to repay existing loans or to obtain working capital. As a general rule, a customer seeking a Business Timely Card may have loans outstanding from only up to two other companies at the time of application. Customers granted a Business Timely Card can request transfer of funds to their account using our automated telephone service on the same or following business day after our approval of the credit line.
          We market Business Timely loans along with our small business owner loans. The provision of Business Timely loans, first introduced in March 2000, allows us to tap into a segment of the consumer finance industry that we believe has been underserved. We market this product to more creditworthy small business owners from whom we do not require a guarantor. As of March 31, 2006, approximately 27.6% of the borrowers earned more than ¥7 million annually, 55.6% have loans outstanding from not more than two companies, and 67.0% engaged in wholesale, retail or restaurant businesses. These potential borrowers often do not have an immediate need for a loan, but value the security of access to a pre-approved revolving credit line. Of Business Timely Cards issued, 49.8% had outstanding balances as of March 31, 2006.
          The following table shows the total number of Business Timely loan accounts and the average loan balance per Business Timely loan account:

	As of and for the year ended March 31,
	2002	2003	2004	2005	2006
Total number of Business Timely loan accounts	22,559	24,594	29,950	34,059	34,617
Number of Business Timely loan accounts with outstanding balances	13,239	14,511	16,163	17,493	17,228
Average balance of loans per account (in thousands)	¥1,211	¥1,192	¥1,154	¥1,193	¥1,467
          The following table provides information on advances, recognized on the disbursement date, to our customers of Business Timely loans:

	Year ended March 31,
	2002	2003	2004	2005	2006
	(in millions)
Advances to existing customers (including repeat customers)	¥9,686	¥10,030	¥9,613	¥12,455	¥18,266
Advances to new customers	6,847	4,300	4,323	4,953	3,983

Total	¥16,533	¥14,330	¥13,936	¥17,408	¥22,249

          Secured Loans
          Secured loans comprised 21.5% of our total average loans outstanding for the year ended March 31, 2006 and 38.6% of our total balance of loans outstanding as of March 31, 2006. They represented our fastest growing loan product for the fiscal year ended March 31, 2006, with growth of 387% in loans outstanding during this period. These loans are primarily loans to property developers secured by real property. In addition, we make loans to individuals and small and medium-sized enterprises in Japan secured by real estate or securities, in many cases as consolidation loans for customers who do not qualify for our unsecured Wide loans. Loans to property developers for the purpose of property development represented 57.3% of our secured loans for the fiscal year ended March 31, 2006 and are the strategic focus of our secured loan business. Loans to individuals and small and medium-sized enterprises represented 42.7% of our secured loans for this period.
          Secured Loans to Property Developers. We established our Real Estate Finance Department in February 2004 in order to focus on loans designed for property developers secured by real property. These loans have grown significantly in the last two fiscal years from a balance of ¥7,433 as of March 31, 2004 to ¥52,330 million as of March 31, 2006. These loans are primarily used as working capital for the development of small commercial or residential buildings by property developers. Our primary customers are small to medium-sized property development companies in Japan. We determine the interest rates for these loans on an individual basis, and the weighted period-end average interest rate on secured loans to property developers at March 31, 2006 was 6.1% per year. We also generally charge an upfront origination fee of typically around 2% on each of these loans. These loans have a high degree of liquidity and typically mature in a period ranging from one month to two years. The average maturity of secured loans to property developers at March 31, 2006 was 1.1 years.
          The following table shows the total number of accounts, the balance of loans outstanding, and the average balance of loans per account with respect to secured loans to property developers:

	As of March 31,
	2002	2003	2004	2005	2006
	(in millions except number of accounts)
Number of secured loan accounts	—	—	20	99	204
Balance of loans outstanding	—	—	7,433	11,890	52,330
Average balance of loans per account	—	—	372	120	257
          The following table shows advances of secured loans, recognized on the disbursement date, to property developers:

	Year ended March 31,
	2002	2003	2004	2005	2006
	(in millions)
Advances	—	—	10,397	18,716	72,587
          Unlike many of our other loans, the principal amounts of secured loans to property developers are generally relatively large. This is because these loans are used for property development, typically in Tokyo or other large urban areas in Japan, where land prices and development costs are relatively high. During the fiscal year ended March 31, 2006, our average principal amount of new secured loans to property developers per account was ¥454 million. As a result, we are subject to the risk that declines in real estate values, and in turn the value of our collateral for such loans, could subject us to significant unsecured risk on these loans.
          Secured Loans to Individuals and Small and Medium-Sized Enterprises. Our secured loans to individuals and small and medium sized enterprises are typically general purpose loans secured by equity in real property or securities. Many of our customers for these loans are consumers who do not qualify for our unsecured Wide loans or other consumer loans. Our customers for these loans often have other outstanding secured loans, and we make loans secured by second mortgages in the customer’s property in amounts generally based on the market value of the mortgaged property in excess of the outstanding balances of other loans to that customer secured by such property. The weighted period-end average interest rate on secured loans to individuals at March 31, 2006 was 7.1% per year. We also generally charge an upfront origination fee of typically around 2% on each of these loans. The average maturity of secured loans to individuals at March 31, 2006 was 2.0 years.

          Wide Loans — Debt Consolidation Loans
          We also provide debt-consolidation loans to individuals in Japan indebted to multiple lenders. We believe this product to be innovative and brand these loans as Wide loans. Major consumer finance companies in Japan generally do not offer debt-consolidation loans. These loans comprised 24.0% of our total average loans outstanding for the year ended March 31, 2006 and 17.3% of our total balance of loans outstanding as of March 31, 2006. Our balances of Wide loans have declined both in absolute amounts and as a percentage of total loans outstanding in recent fiscal years, primarily as a result of the growth of our secured loan and small business owner loan products and or our sales and marketing emphasis in these areas.
          We extend Wide loans of up to ¥10 million at a fixed contractual interest rate of no greater than 24.09% per year. In addition, we charge an up-front origination fee of no greater than 3% at the time of disbursement. The loans are repaid in equal monthly payments, comprising both interest and principal, over a period of up to ten years and two months. The average maturity of Wide loans as of March 31, 2006 was 5.1 years. The borrower must supply one or more guarantors with an income source separate from that of the borrower. We require the proceeds from these loans to be applied to the consolidation of loans from other consumer finance companies. Under normal circumstances, we do not extend additional credit to Wide customers until they pay off their existing Wide loan contracts. Our Wide loans usually cater to customers who already have a high level of outstanding debt with several consumer finance lenders. As of March 31, 2006, 55.9% of the borrowers were male, and 47.7% earned less than ¥3 million a year. In addition, a substantial number of our Wide loan customers were former customers of our consumer loans. The following table provides information on the total number of Wide loan accounts and the balance of Wide loans per account:

	As of March 31,
	2002	2003	2004	2005	2006
Number of Wide loan accounts	32,075	36,482	35,126	31,440	27,701
Balance of loans per account (in thousands)	¥1,716	¥1,754	¥1,636	¥1,514	¥1,486
          The following table provides information on advances, recognized on the disbursement date, to our customers of Wide loans:

	Year ended March 31,
	2002	2003	2004	2005	2006
	(in millions)
Advances	¥28,321	¥34,294	¥20,709	¥15,897	¥14,977
          As we do not generally make additional advances under existing Wide loan contracts, almost all advances are to new Wide loan customers, including current customers for our consumer loans, with the balance being made to existing Wide loan customers under new contracts.

          Consumer Loans
          Consumer loans comprised 1.6% of our total average loans outstanding for the year ended March 31, 2006 and 1.3% of our total balance of loans outstanding as of March 31, 2006. We extend these unguaranteed revolving loans to individuals in amounts of up to ¥500,000 or, for more creditworthy customers who qualify for our VIP consumer loans, up to ¥1 million. These loans are currently contracted at a fixed interest rate of up to 27.01% per year or, for VIP loans, up to 25.55% per year. We do not restrict use of proceeds from the loan.
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
          Other Loans/Leasing
          Other loans comprised 5.6% of our total average loans outstanding for the year ended March 31, 2006 and 4.5% of our total balance of loans outstanding as of March 31, 2006. These loans primarily include installment credits and collateralized lease financing to small and medium-sized businesses through our wholly-owned subsidiary, NIS Lease. The average maturity of other loans at March 31, 2006 was 4.3 years.
          Our leasing business is a key growth business, particularly in China. In July 2004 we established Nissin Leasing (China), our wholly-owned subsidiary in China. In September 2005, Nissin Leasing (China) obtained a leasing license from the Chinese government and began operating full-scale leasing business in China, providing operating leases, finance leases and services for offices and commercial facilities in China. Nissin Leasing (China) also engages in consulting business with respect to Chinese incorporation procedures, credit investigations and product test marking. Nissin Leasing (China) also serves as an origination channel for investments by us in China.
          Other Products and Services
          Credit Guarantee. We guarantee loans to customers of third party lenders for which we receive guarantee fees. We provide credit-guarantee services, including for third party loan transactions, to customers of our affiliate, Chuo Mitsui Finance Service Co., Ltd., or Chuo Mitsui Finance Service, as well as customers of several third parties including Shinsei Business Finance Co. Ltd., or Shinsei Business Finance, our former affiliate, and Sanyo Club Co., Ltd., or Sanyo Club.
          Real Estate Investment. We also invest in real estate through our wholly-owned subsidiary, NIS Property, as well as obtain real estate through entities which are consolidated by us in accordance with Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities.” Because of the recently brisk Japanese real estate market, we have begun to purchase real estate properties, and seek to add value by undertaking improvements and increasing tenancy rates and sell the properties at a value-added price.
          During the fiscal year ended March 31, 2006, we sold 10 commercial and residential properties, variously to real property investment funds and property companies in Japan. As of March 31, 2006, we had ¥20,792 million in real estate available for sale, consisting of 38 commercial and residential properties.

          Investment Banking, Securities and Venture Capital Business. In December 2004, we started investment banking and securities businesses through the acquisition of our wholly-owned subsidiary, NIS Securities, which provides investment banking services. We seek to take advantage of our network of relationships with small and medium-sized enterprises in Japan. As these businesses grow, we believe that we can take advantage of our knowledge gained through lending in this market to provide investment banking and securities services to emerging companies, such as arrangement of financings, initial public offerings, securities brokerage and listings on exchanges and other financial advisory, asset financing and asset management services. In December 2005, we completed our first transaction as lead underwriter in an initial public offering with the listing of Gamepot Inc. on the Ambitious market of the Sapporo Securities Exchange.
          NIS Securities also engages in trading for its own account, realizing trading profits of ¥265 million in the fiscal year ended March 31, 2006.
          In addition, we engage in principal investment activities, conducting principal investment in growing enterprises. During the fiscal year ended March 31, 2006, we invested ¥12,878 million in 54 companies. We seek principal investment opportunities primarily through our network of relationships with small and medium-sized enterprises in Japan.
     Loan Servicing
          Our net interest income after provision for loan losses from our loan servicing segment was ¥1,311 million, or 5.7% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2004, ¥2,286 million, or 11.0% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2005, and ¥3,369 million, or 15.8% of our consolidated net interest income after provision for loan losses for the year ended March 31, 2006. Our net income from our loan servicing segment was ¥406 million, or 6.7% of our consolidated net income for the year ended March 31, 2004, ¥1,018 million, or 14.0% of our consolidated net income for the year ended March 31, 2005, and ¥2,338 million, or 27.7% of our consolidated net income for the year ended March 31, 2006.
          Mainly through our subsidiary, Nissin Servicer, which commenced its operations in October 2001, we service distressed loans that we purchase from other financial institutions for our own portfolio. We seek to renegotiate the terms and conditions of these loans with the borrowers and carry and service the loans through their maturities. These loans are normally collateralized or carry personal guarantees.
          The following table shows information on the aggregate purchase price and aggregate principal and interest collection of the purchased loans:

	Year ended March 31,
	2002 (1)	2003	2004	2005	2006
	(in millions)
Aggregate purchase price of distressed loans	¥403	¥4,854	¥4,502	¥16,896	¥19,779
Aggregate principal and interest collection of distressed loans	33	2,859	4,538	10,095	11,923

(1)	Commenced operations in October 2001.
          As a part of our plans to further develop our loan servicing segment, in September 2004, Nissin Servicer listed its shares on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public.

Channels for the Origination, Guarantee and Acquisition of Loans
          We have various loan acquisition channels for the origination and guarantees of loans for our integrated financial service segment and for the acquisition of distressed loans for our loan servicing segment. Our direct channels include our loan offices and automated telephone services. In addition, through alliances primarily with financial institutions, we originate business through affiliates and third parties, taking advantage of their customer databases and brand recognition. We refer to this as our “financial OEM” strategy, in the sense that we provided our original financial products through our alliance companies’ brands and marketing channels.
     Integrated Financial Services
          We have sought to improve our operating efficiency by relying less on costly physical infrastructure. Most of our competitors rapidly spread their physical presence throughout Japan, particularly in the 1990s, with the establishment of networks of automated loan machines and proprietary ATMs. Instead we shifted our focus to eliminate unnecessary physical infrastructure, relying on telephone, loan office and Internet interaction with our customers. More recently, we have diversified our loan acquisition channels by increasingly using the channels of our affiliates and third parties, as we seek new ways to develop our loan business while avoiding deterioration in the credit levels of our customers. To further diversify our business, we also started a loan guarantee business whereby we guarantee loans provided to customers of our affiliates and third parties. Additionally, we have grown our secured loan business, particularly with respect to secured loans to property developers, through our direct channels, primarily our loan offices. The following table shows loans originated and loans guaranteed through our various distribution channels:

	Year ended March 31,
	2004	2005	2006
	(in millions)
Loan origination channels:
Direct channels	¥53,068	¥59,363	¥109,524
Channels of our affiliates (1)	5,825	4,829	4,573
Channels of third parties (1)	9,075	13,993	11,552

Total	¥67,968	¥78,185	¥125,649

Channels for loans that we guarantee (2):
Direct channels	¥—	¥—	¥—
Channels of our affiliates	1,318	3,080	3,769
Channels of third parties	2,301	4,621	9,081

Total	¥3,619	¥7,701	¥12,850

(1)	We acquired through Ascot Co., Ltd., or Ascot, loans in the amount of ¥920 million for the year ended March 31, 2004, ¥467 million for the year ended March 31, 2005 and ¥203 million for the year ended March 31, 2006. Because Ascot was our affiliate for the year ended March 31, 2004, but not for the years ended March 31, 2005 and 2006, we have included the amount of ¥920 million under “Channels of our affiliates” for the year ended March 31, 2004 and the amount of ¥467 million and \203 million under “Channels of third parties” for the years ended March 31, 2005 and 2006, respectively.

(2)	As of March 31 of each of the respective period.

          Channels for Loan Origination
          Direct Channels: The following are our principal direct channels, which have traditionally been and continue to be our most important channels to acquire loans for our loan business:
•	Loan Offices: Our loan offices enable loan applicants and current borrowers to meet with our employees, who provide a full range of services, including disbursement of cash, collection of repayments and responses to balance inquiries. Loan offices are generally located near train stations and city centers in buildings owned or used by banks and insurance companies. The total number of loan offices as of March 31, 2005 decreased significantly compared to that as of March 31, 2004, because we have eliminated a substantial number of our general branches following the sale of most of the outstanding balance of our consumer loans to Orient Credit in June 2004 and concentrated our resources in providing loans to small business owners. The total number of loan offices, however, increased as of March 31, 2006 because of the acquisition of Aprek, which also originates loans to small business owners. The following table shows selected information regarding our loan offices:

	As of March 31,
	2002	2003	2004	2005	2006
Total loan offices	72	72	70	50	60
Full-time employees	859	832	851	818	998
of which are dedicated to loan origination	641	615	571	487	571
Regarding our loan offices, most of them specialize in small business owner loans and Business Timely loans in order to target small to medium-sized business financing market. However, the number of full-time employees at loan offices decreased since March 31, 2003 as we have increased the number of seconded employees to affiliates and alliance partners in connection with our alliance strategy. Then again, as of March 31, 2006, the number of employees dedicated to loan origination increased because of the acquisition of Aprek for development of the small to medium-sized business financing market in Japan’s Kyushu region.

In addition, we established the Real Estate Finance Department in February 2004 to provide secured loans backed by real estate to property developers in order to take advantage of recent brisk real estate market conditions. Also, we established the Tokyo Sales Department in July 2004 and the Osaka Sales Department in February 2005 to further enhance our provision of loans to owners of small to medium-sized enterprises.

•	Automated Telephone Service. We primarily serve our Business Timely and consumer loan customers through our automated telephone service, which we call the telephone cashing system. Loan applications through the telephone currently comprise a majority of all applications and all loans extended. After opening an account, customers place a toll-free call and follow pre-recorded instructions on our computer system to receive computerized services such as for balance inquiries and withdrawal of funds up to their authorized limit. These services enhance convenience for our customers by eliminating the need, and for some customers, embarrassment of visiting a loan office or ATM of a consumer finance company. They also greatly reduce the need and costs of personal service from our staff.

          Channels of Our Affiliates: The following are the principal channels of our affiliates we use for our loan business:
•	Shinsei Business Finance: In November 2002, we established Shinsei Business Finance as a joint venture with Shinsei Bank, to expand our provision of loans to small business owners. We owned a 25% interest in the joint venture; however, our interest in Shinsei Business Finance became less than 20% in April 2006. Shinsei Business Finance will no longer be categorized as an affiliate in the fiscal year ending March 31, 2007. The amount of loans provided through Shinsei Business Finance was ¥841 million for the year ended March 31, 2004, ¥2,339 million for the year ended March 31, 2005 and ¥866 million for the year ended March 31, 2006.

•	Chuo Mitsui Finance Service: In November 2004, we established Chuo Mitsui Finance Service as a joint venture with The Chuo Mitsui Trust and Banking Co., Ltd., to expand our provision of loans to small business owners. We own a 30% interest in the joint venture. The amount of loans provided through Chuo Mitsui Finance Service was ¥35 million for the year ended March 31, 2005 and ¥570 million for the year ended March 31, 2006.

•	Webcashing.com: We accepted applications, until January 2006, for all loan products through our affiliate Webcashing.com Co., Ltd., or Webcashing.com, a former wholly-owned subsidiary and a current 60% online loan marketing subsidiary of livedoor MARKETING Co., Ltd. The amount of loans provided through Webcashing.com was ¥4,064 million for the year ended March 31, 2004, ¥2,455 million for the year ended March 31, 2005 and ¥3,137 million for the year ended March 31, 2006.
          Channels of Third Parties: We maintain numerous referral relationships with other consumer finance companies and financial institutions. These relationships provide an opportunity for these companies to generate fees, in the form of commissions we pay based on acquired loan balances, in respect of loans that these companies would otherwise reject because of the indebtedness level of the applicants. We benefit from these relationships because we believe our credit assessment expertise gives us an advantage in evaluating the creditworthiness of such borrowers. We continue to negotiate actively to expand these channels. Our significant third party channels include the following:
•	USEN Corp./USEN Partner Service Corp. We commenced a relationship with USEN Corp. in November 2005 and its wholly owned subsidiary, USEN Partner Service Corp., which commenced operations in January 2005, through which we market our products to customers of USEN, focusing on owners of small and medium-sized enterprises. We have 25 sales personnel seconded from us to USEN. Primary products sold through this channel are unsecured, unguaranteed USEN Business Timely loans and SME Loans, which are typically unsecured loans guaranteed by third parties.

•	Gulliver International Co., Ltd. We began our relationship with Gulliver International Co., Ltd. in October 2003 and target Gulliver’s dues paying members, particularly used car dealers. Our NIS Asset Finance product, which is a loan to used car dealers secured by vehicles in stock, is a primary product sold through this channel. NIS Lease also provides installment credit services to Gulliver’s customers for an annual membership fee.

          Channels for Loans That We Guarantee
          We currently rely exclusively on the channels of our affiliates and third parties to provide loan guarantees.
          Channels of Our Affiliates: The following are the channels of our affiliates we use for our loan guarantee business:
•	Shinsei Business Finance: In addition to acquiring loans through Shinsei Business Finance, which ceased to be an affiliate in April 2006, we use our credit assessment and credit management expertise to provide guarantees to the loan customers of Shinsei Business Finance. Our outstanding guarantees amounted to ¥1,318 million as of March 31, 2004, ¥3,051 million as of March 31, 2005 and ¥3,178 million as of March 31, 2006.

•	Chuo Mitsui Finance Service: In addition to acquiring loans through Chuo Mitsui Finance Service, we use our credit assessment and credit management expertise to provide guarantees to the loan customers of Chuo Mitsui Finance Service. Our outstanding guarantees amounted to ¥29 million as of March 31, 2005 and ¥591 million as of March 31, 2006.
          Channels of Third Parties:
          Our significant third party channels for guarantees include the following:
•	Sanyo Club. Our main third-party channel in providing loan guarantees is through Sanyo Club. Our outstanding guarantees of loans to customers of Sanyo Club amounted to ¥2,280 million as of March 31, 2004, ¥4,178 million as of March 31, 2005 and ¥6,806 million as of March 31, 2006.

•	ShinGinko Tokyo, Ltd. In January 2006 we commenced our relationship with ShinGinko Tokyo, Ltd., a recently formed bank operated by the city of Tokyo, targeting start-up small and medium-sized enterprise customers of ShinGinko Tokyo. We use our credit assessment and credit management expertise to provide guarantees to the loan customers of ShinGinko Tokyo, Ltd. Our outstanding guarantees amounted to ¥205 million as of March 31, 2006.
     Loan Servicing
          We acquire distressed loans for our loan servicing segment through various channels including banks, investment funds and bankruptcy court proceedings. In the past, we primarily acquired distressed loans from banks that provided various banking services to us in the ordinary course of business. However, as the Japanese economy improves, asset quality and prices have increased, while the volume of distressed loans has diminished. At the same time, competition for acquisition of such loans has increased, including from domestic and foreign investment funds. This has resulted in highly competitive auctions for distressed loans from banks, which have lowered our margins on such loans. As a result, we have sought to broaden our acquisition strategy, and are increasingly focusing on distressed real estate and real estate secured loans.
     Strategic Investments
          We invest in enterprises that we believe have the potential to strategically complement our business whose values we expect to appreciate. Some of these enterprises are our affiliates, and our total initial investments in these affiliates amounted to ¥792 million as of March 31, 2006. The remainder of these enterprises is mostly small to medium-sized enterprises that we view as potential strategic partners, rather than sources of potential capital gains, and our total initial investments in these enterprises amounted to ¥19,490 million as of March 31, 2006.

Loan Disbursements
          We wire loan funds to accounts designated by borrowers. Unlike many of our competitors, we do not use proprietary automated loan machines to disburse loans, in order to minimize physical infrastructure. Until May 31, 2004, we disbursed loans through ATMs operated by third parties such as local and regional banks with whom we had entered into access agreements. On May 31, 2004, we ceased all arrangements to use these ATMs. As a result, we now rely on bank accounts designated by borrowers to disburse cash in addition to cash disbursement at loan offices.
Opening of Loan Accounts
          Effective screening and approval of loan applicants and guarantors are critical factors in the success of our business. The application procedure focuses principally on confirmation through an interview of the identity and credit capacity of the customer and, if relevant, the guarantor. A new customer or guarantor must first provide proof of identity, date of birth, address, place of work, length and nature of employment, family situation, existing borrowings from other lenders, and other details. To establish their credit standing, we check the customer information and, if relevant, guarantor information against our proprietary database and also check the customer information against other databases. One such database is maintained by numerous credit information centers solely for use by consumer and small business finance companies, sales finance companies and credit sales companies. These credit information centers for consumer and small business finance companies record all transactions on a real-time basis, as participating companies are required to provide customer credit information on an ongoing basis. Another database with information on delinquent loans is shared by moneylenders, banks and installment sales finance companies.
          Small Business Owner Loans, Business Timely Loans and Wide Loans
          Loan approvals for small business owner loans, Business Timely loans and Wide loans depend on both telephone and face-to-face interviews. The staff in the local loan office, a loan office manager and our credit screening department review the information provided by applicants for small business owner loans, Business Timely loans and Wide loans. The credit screening department reviews and makes a decision based on the information relating to the customer and, if applicable, the guarantor forwarded by the loan office after it completes its check. The information we examine may include information about the applicant’s employer or business, including its registration and financial information.
          To determine the creditworthiness of potential borrowers, we examine a combination of factors including their history of borrowings, employment, and outstanding loans, particularly those that are secured.
          For small business owner loans and Wide loans, within two or three business days from a successful initial application, the staff at the local loan office normally visit the applicant and the guarantor to execute the loan and guarantee agreements and to discuss the consequences of the guarantee provision to ensure that both the applicant and the guarantor know the purpose of the loan and the obligations they separately incur. We have never used blanket guarantees, a practice for which some small business lenders came under widespread social criticism in 1999. A blanket guarantee holds the guarantors liable for all current and future loans of the borrower, even those of which the guarantor is not aware.
          For Business Timely loans, a credit line is established immediately following a successful application. We generally conduct a credit assessment of an account holder every three months. This credit assessment is conducted based on a credit reference on each customer from a credit information center for consumer and small business finance companies. This credit reference, together with our own data, helps us to maintain the customer’s credit level at what we believe is an appropriate level. We may terminate the account for a number of reasons.

          Secured Loans
          Because we provide loans backed by real estate, which is our principal secured loan product, primarily to business entities, we tailor our screening and approval process to the individual circumstances of the entities. Also, the terms and conditions of these loans are heavily negotiated. To determine the creditworthiness of a potential borrower, we examine a combination of factors including publicly available information about the borrower, such as its financial statements, and the value and quality of the secured real estate.
          Consumer Loans
          We rely almost entirely on telephone interviews for our unguaranteed consumer loans. Our computerized credit scoring system weighs and analyzes the information provided by the applicant and, if the loan is approved, produces a credit line recommendation, with a final review made by the local loan office manager. Each loan office has authority to establish a credit limit of up to ¥500,000 per customer, subject to the credit limit established by our credit scoring system. Any history of substantial outstanding borrowings or past defaults, shown in our database or databases maintained by credit information centers, provides grounds for rejection. We generally conduct a credit assessment of current account holders every three months.

Collection
          If a borrower fails to make a timely repayment, the loan office that holds the loan account has initial responsibility for collection of any overdue repayment. Overdue balances on all loans accrue interest at a penalty rate of 29.2% per year. We have the right in case of non-payment of a loan installment or any other specified event of default to accelerate the maturity of the loan only if the borrower fails to repay the interest portion within the maximum rate set forth in the Interest Rate Restriction Law. From the first day of delinquency, our computer system produces automatic daily reports on overdue repayment; then loan office personnel attempt to contact by telephone the customer and, if applicable, the guarantor. Most delinquent customers pay their overdue balances shortly after this notice. When initial collection efforts fail, loan office personnel continue their collection efforts, and if necessary, we transfer the loan collection responsibility to our legal section for collection.
          Each loan office is in charge of collection efforts for a loan account until it is deemed to be a bad loan account. A loan account becomes bad when the borrower has deceased or become bankrupt, or a legal proceeding has begun to recover the loan or in the following cases:
•	In the case of a small business owner loan or Wide loan, when interest payments are delinquent for 44 days;
•	In the case of a Business Timely loan, when contractual payments are past due for 7 days;

•	In the case of a secured loan, when interest payments are delinquent for 44 days, and there is a decline in the availability or value of the collateral; and

•	In the case of a consumer loan, when interest payments are delinquent for 67 days.
          We transfer all bad loan accounts to our Research Group, which then takes on the collection responsibility. When we choose to provide an allowance, the Research Group continues to examine the possibility of collection and compile information with which to determine whether or not to charge off the debts. See “Allowance for Loan Losses, Loan Charge-offs and Provisions for Loan Losses” in Item 5.A of this annual report on Form 20-F for discussion of the determination of our allowance for loan losses.
          Since February 2004, we began extending real estate financing to property developers through our Real Estate Finance Department. Although the amount of these real estate-backed loans has grown significantly, we have not yet experienced any delinquent loans or charged-off any such loans. We are currently devising collection procedures for these loans.
Technology
     Branch and Office Network
          The application and e-mail servers in our branches and offices are connected through dedicated lines. We outsource our maintenance and operation work on the networks to an NEC affiliate.
     Customer Information
          An outsourcing center in Matsuyama houses our main computer, which stores all customer information. Our main computer stores information for approximately 2.7 million customers and can store information for up to approximately 4 million customers. Each transaction data is transferred to our main computer in real time. We outsource our maintenance and operation work on the main computer to another NEC affiliate. Although we have back-up systems for our data, we do not maintain a back-up system that can replace our main computer in the event our main computer becomes inoperative.
     Loan Disbursements
          We extend funds to our customers accounts maintained by banks or financial institutions of their choice through Sanyo Electric Credit, which provides wire transfer services.

Competition
     Business Owner and Consumer Finance Industries
          Japan’s business owner and consumer finance industries are becoming increasingly competitive. In the past, the country’s financial system was more strictly regulated. In recent years, however, the Financial Services Agency, or FSA, and other government bodies have taken steps to deregulate the financial system and allow increased competition.
          We strategically target small and medium-sized enterprises and their owners for our products and services. In this regard our products and services include those targeted at individual business owners as well as those targeted at businesses, in some cases enhanced by guarantees or collateral of the owners or third parties. To the extent we provide products and services to individuals, we compete with companies that provide consumer or other personal finance services. To the extent we provide products and services to small business enterprises, we compete with bank and non-bank finance companies. Competition often overlaps among these competitors. Major categories of competitors include the following:
•	Large Japanese non-bank finance and leasing companies that provide financing, leasing and related services to small and medium-sized enterprises, including Lopro, SFCG, Orix, Sumisho Lease and Diamond Lease;

•	Japanese banks and other financial institutions expanding out of their traditional markets, particularly by forming joint ventures and alliances with finance companies, to the extent that they provide loans or other financial services to small and medium-sized enterprises and individual business owners;

•	Large Japanese consumer finance companies and credit sales companies, including Takefuji, Acom, Promise, and Aiful, which continue to seek greater market shares of the consumer finance market through extensive marketing, to the extent that they provide loans to individuals;

•	Foreign financial institutions, a number of which have been entering the Japanese finance industry;

•	Credit card companies, particularly overseas companies such as MasterCard, which have formed distribution relationships with major Japanese consumer finance companies; and

•	Non-financial institutions, including East Japan Railway Company, a railway company that provides consumer credit services through in-house cards with electronic money functions, and information technology companies including Yahoo Japan and Rakuten, that provide consumer credit services through the Internet.
          We compete in our market on the basis of interest rates, speed and effectiveness of credit assessment and credit risk management, product mix, ability to identify and maintain relationships with strategic partners for customer referrals, brand recognition, location and network of offices and marketing.
     Loan Servicing Industry
          We compete in the Japanese loan servicing industry through our subsidiary, Nissin Servicer. The industry has grown rapidly in the last few years due to the accelerated disposal of nonperforming loans by Japanese financial institutions. However, the competition is also intensifying as the number of entrants into the industry increased, resulting in increased prices of distressed loans. According to the Ministry of Justice, as of March 31, 2006, 94 companies were registered as licensed servicing companies, of which we believe ten companies were affiliated with consumer finance or small business owner loan companies. Our current and potential competitors include the Japanese financial institutions that have obtained or may obtain a license to operate in the loan servicing market. We compete in this market on the basis of our ability to identify loan servicing opportunities, the purchase price we offer, loan servicing capability, effectiveness of credit assessment and credit risk management and brand recognition.

     Investment Banking, Securities and Venture Capital Industries
          In the investment banking, securities and venture capital industries, we compete with the major Japanese investment banks and securities firms. In addition, many foreign investment banks and securities firms have gained strength in Japan, and many independent fund management companies and other parties compete for attractive merchant banking opportunities. These businesses are highly competitive in Japan, however, we believe that we differentiate ourselves by our focus small and medium-sized enterprises and network with these companies. In this manner, we believe that can successfully compete by focusing on customers who are not the primary targets of many of the major companies competing in these markets.
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
          Under the Contributions Law, no person in the moneylending business may charge interest at a rate exceeding 29.2% per year. Charging or receiving interest at a rate exceeding 29.2% per year is subject to criminal penalty. The violation of the maximum interest rate is subject to a criminal sanction of imprisonment of 5 years or less and/or penalty of ¥10 million or less, in the case of an individual, and ¥30 million or less, in the case of a corporation. It is expected that the Japanese Diet will discuss amendments to the Contributions Law in autumn 2006 and the maximum interest rate legally chargeable is expected to be reviewed and reduced around January 2007, in consideration of funding circumstances, economic and financial conditions and business practices of moneylenders.
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
          Previously virtually no borrowers refused to pay interest in excess of the Interest Rate Restriction Law. More recently, the number of borrowers who refuse to pay or request refunds has increased, largely due to increases in the number of individuals in Japan experiencing financial difficulties as a result of ongoing economic difficulties in Japan. In addition, the Supreme Court passed decisions concerning excess interest and the necessary requirements pertaining to excess interest which were interpreted in the consumers’ favor, resulting in an increase in demand for excess interest refunds by borrowers. In January 2006, the Supreme Court further made decisions with stricter interpretation of the requirement of delivery of documents and the requirement of voluntary payment of the excess interests without coercion, mistake or threat explained above. According to the court decisions, the Enforcement Regulations under the Moneylending Business Restriction Law was amended with effect from July 1, 2006. As a result of the court decisions, when a borrower exercises his or her legal right to refuse to pay interest in excess of the level set by the Interest Rate Restriction Law, we cannot collect the excess interest, despite the terms of our contract. In addition, we are no longer able to demand immediate repayment of the remaining balance in such instances. In addition, pursuant to the new regulations, the loan documentation should provide that non-payment of interest constitutes an event of default only if the borrower fails to repay the interest within the maximum rate under the Interest Rate Restriction Law. Therefore, borrowers who fail to repay the unpaid excess interest portion will not be subject to the general collection procedures applicable to borrowers discussed in “Business — Collection.” On occasion, we negotiate refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. For the year ended March 31, 2006, we agreed to return the excess interest payments totaling approximately ¥387 million, compared with approximately ¥190 million for the year ended March 31, 2005 and approximately ¥134 million for the year ended March 31, 2004. Also, as of March 31, 2006, we recognized reserve of ¥590 million for estimated losses on excess interest repayments to provide for estimated probable refunds claims of excess interest previously paid by borrowers.

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
          A licensed servicer is entitled to manage and collect receivables in relation to the above claims on behalf of its clients or its own account. A servicer is also able to engage in real estate transactions in connection with secured loans. According to the Ministry of Justice, as of March 31, 2006, there were 94 licensed servicing companies in Japan.
     The Law on Protection of Personal Information
          The Personal Information Protection Law clarifies the legal duty of a business to protect personal information by setting out basic principles for a proper treatment of such information. The Personal Information Protection Law applies to information concerning individuals and does not extend to corporations.

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

Properties
          Our head office in Tokyo, Japan occupies 3,206.88 square meters of office space, and our head office in Matsuyama, Ehime, occupies 1,986.38 square meters of office space on 642.78 square meters of land. We lease the Tokyo Head Office space and own the Matsuyama Head Office space. We lease most of our 60 loan offices, located throughout Japan. Approximately one-third of the total number of our loan offices operate in the metropolitan regions surrounding Tokyo and Osaka.
Legal Proceedings
          We are not a party to any material legal proceedings.
C. Organizational Structure.
          The table below provides information about our principal subsidiaries, all of which were incorporated under the laws of Japan, except for Nissin Leasing, which was incorporated under the laws of China:

	Shares and voting
	rights held by us,
	directly or
Name	indirectly	Principal business
Nissin Servicer Co., Ltd.	74.6%	Loan servicing business
NIS Lease Co., Ltd. (1)	100.0	Leasing business
NIS Property Co., Ltd. (1)	100.0	Real estate-related business
Nissin Leasing (China) Co., Ltd. (2)	100.0	Leasing business
NIS Securities Co., Ltd. (3)	100.0	Securities business
Aprek Co., Ltd. (4)	69.3	Loan business

(1)	Prior to June 22, 2004, NIS Property Co., Ltd., was named Nissin Credit Guarantee Co., Ltd. and its principal business was providing credit guarantees. On June 15, 2004, Nissin Guarantee Co., Ltd. transferred its credit guarantee business operations to NIS Lease Co., Ltd.

(2)	Established on July 9, 2004, obtained leasing license from Chinese government on September 14, 2005, and changed its name from Matsuyama Nissin Leasing (Shanghai) Co., Ltd. on March 13, 2006.

(3)	Acquired on December 3, 2004, and changed its name from Yamagen Securities Co., Ltd. on May 1, 2005.

(4)	Acquired on December 2, 2005 through a cash tender offer.
D. Property, Plants and Equipment.
          The information required by this item is provided in Item 4.B of this annual report on Form 20-F.

Item 4A. Unresolved Staff Comments.
     None.
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
Overview
     We are primarily engaged in the business of providing secured and unsecured loans to individuals, including small business owners, consumers and small and medium-sized enterprises in Japan. Most of our income comes from interest income on loans receivable from this business, which comprises our integrated financial services segment. We also acquire non-performing debts from banks and other financial institutions in Japan and service such non-performing debts as part of our loan servicing segment.
     Our net interest income after provision for loan losses was ¥22,922 million for the year ended March 31, 2004, ¥20,820 million for the year ended March 31, 2005 and ¥21,333 million for the year ended March 31, 2006. Over the last three years, we have been strategically shifting away from consumer loans and concentrating our resources on providing financial services to small and medium-sized business owners. We sold most of the outstanding balance of our consumer loans in June 2004. We also seek to enhance loans to business owners, and have added focus on real estate financing. Real estate financing contributed to a significant growth in our average amount of loans outstanding during the year ended March 31, 2006. Also, the growth of our loan servicing business, full-scale operations of our leasing business and a decline of our interest expense has counterbalanced the decline of our interest income from loans receivable and increase of our loan loss-related costs, which resulted in an increase of our net interest income after provision for loan losses.
     Our net income was ¥6,077 million for the year ended March 31, 2004, ¥7,262 million for the year ended March 31, 2005 and ¥8,455 million for the year ended March 31, 2006. Our net income has increased steadily, reflecting the change in the mix of our operating assets portfolio, as well as our efforts to contain the growth of our non-interest expenses.

   Integrated Financial Services
     We categorize our loans in our integrated financial services into the following five primary categories:
•	Small Business Owner Loans: Small business owner loans are primarily unsecured loans to self-employed individuals guaranteed by one or more guarantors. In recent years, the amount of total small business owner loans outstanding and number of customer accounts has increased, primarily as a result of our active promotion of these loans through the direct telemarketing efforts of our loan offices specializing in loans to small to medium-sized business owners, and newly established Tokyo and Osaka Sales Departments, as well as through referrals from our strategic alliance partners. Interest income derived from small business owner loans has contributed significantly to our total interest income.

•	Business Timely Loans: Business Timely loans are unguaranteed, unsecured loans to individual small business owners pursuant to revolving lines of credit. In recent years, despite a slight decrease in the number of customer accounts between March 31, 2005 and 2006, the amount of total Business Timely loans outstanding, as well as interest income from Business Timely loans has increased, primarily as a result of our active promotion of these loans through the direct telemarketing efforts of our loan offices specializing in loans to small to medium-sized business owners, and newly established Tokyo Sales Department and Osaka Sales Department.

•	Secured Loans: Secured loans are conventional loans secured by real property or securities to individuals and small and medium-sized enterprises in Japan. Recently, our secured loans portfolio has grown significantly, reflecting our strategic shift toward promotion of secured loans to property developers, focusing on small and medium-sized enterprises and their owners, through the active sales and marketing efforts of our Real Estate Finance Department established in February 2004. These loans are targeted primarily to be used as working capital for property developers. As a result, the percentage of interest income derived from secured loans has been increasing.

•	Wide Loans: Wide loans are unsecured loans for which the proceeds are used to consolidate individual debts which are guaranteed by one or more guarantors. In recent years, the amount of total Wide loans outstanding and the number of customer accounts, as well as interest income from Wide loans has decreased, primarily as a result of a strategic shift over the last several years toward promotion of financial services to small and medium-sized business owners.

•	Consumer Loans: Consumer loans are unguaranteed, unsecured loans to individuals. In line with a strategic shift over the last several years toward promotion of financial services to small and medium-sized business owners, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit for ¥32,697 million. See “— Factors Affecting Our Financial Results — Sale of Consumer Loans” below for a further discussion.
     In addition, NIS Lease, a subsidiary, commenced full-scale leasing operations in February 2004. As a result, the amount of total lease receivables and installment loans outstanding included in other loans has increased, and we expect the portfolio of these loans to continue growing in the short to medium term.
     Further, we continue to develop our credit enhancement business by providing loan guarantees to affiliates and third parties.

     The following table provides information on the average balance of loans outstanding for each of the years indicated for each of our main product categories and the percentage of total average loans outstanding represented by each loan category:

	Year ended March 31,
	2004		2005		2006
	(in millions except percentages)
Small business owner loans	¥55,647	31.6%	¥56,964	38.3%	¥63,320	34.4%
Business Timely loans	17,909	10.2	19,687	13.2	23,656	12.9
Secured loans	2,235	1.3	9,976	6.7	39,496	21.5
Wide loans	61,592	34.9	52,722	35.4	44,240	24.0
Consumer loans (1)	38,600	21.9	5,296	3.6	3,010	1.6
Other loans	261	0.1	4,166	2.8	10,243	5.6

Total average balance of loans outstanding	¥176,244	100.0%	¥148,811	100.0%	¥183,965	100.0%

(1)	Pursuant to an agreement between us and Orient Credit, on June 1, 2004, we sold most of the outstanding balance of our consumer loans to Orient Credit for ¥32,697 million.
     The following table shows the interest income from loans receivable and the percentage of our total interest income from loans receivable derived from each major category of loans for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004		2005		2006
	(in millions except percentages)
Small business owner loans	¥11,411	30.0%	¥11,189	38.2%	¥11,233	38.9%
Business Timely loans	4,590	12.1	4,924	16.8	5,718	19.8
Secured loans	205	0.5	960	3.3	2,886	10.0
Wide loans	12,873	33.8	10,450	35.7	8,581	29.8
Consumer loans	9,807	25.8	2,003	6.8	744	2.6
Other loans	35	0.1	502	1.7	1,095	3.8

Total interest revenue from loans receivable	38,921	102.3	30,028	102.5	30,257	104.9
Less amortization of loan origination costs	(751)	(2.0)	(540)	(1.9)	(431)	(1.5)
Less excess interest repayment costs (1)	(134)	(0.3)	(190)	(0.6)	(977)	(3.4)

Interest income from loans receivable	¥38,036	100.0%	¥29,298	100.0%	¥28,849	100.0%

(1)	Including provision for losses on excess interest repayments of ¥590 million for the year ended March 31, 2006.
  Loan Servicing
     Through our subsidiary, Nissin Servicer, we mainly service distressed loans that we purchase from third-party financial institutions for our own portfolio. The table below shows the aggregate purchase price and aggregate principal and interest collection amount of distressed loans for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
	(in millions)
Aggregate purchase price of distressed loans	¥4,502	¥16,896	¥19,779
Aggregate principal and interest collection of distressed loans	4,538	10,095	11,923
     We expect that the relative importance of this operating segment will continue to increase in the short to medium term.

Factors Affecting Our Financial Results
     The principal determinants of our profitability have been our net interest income, the levels of provisions for loan losses and the amount of non-interest expenses that we incur.
   Net Interest Income
     Integrated Financial Services
     Net interest income from our integrated financial services is presented as interest income minus interest expense from loans receivable. The principal determinants of total interest income are our loan portfolio size, which is the average balance of loans outstanding and the average interest rate we charge on our loans. Our interest expense reflects the funding cost to us of making loans to our customers. The difference between the interest rates we charge our customers and the interest rates we pay to finance our loans to customers largely determines our margins and profitability. Because the average interest rate per account and average outstanding balance per account vary by loan product, changes in the relative composition of loan products in our total portfolio also affect net interest income. For the year ended March 31, 2006, although our loan portfolio grew significantly, our total interest revenue from loans receivable did not change in proportion to the increase in the portfolio size, due to a decrease in our average interest rate as described below. In addition, our net interest income from loans receivable also declined due to an increase in excess interest repayment costs, which is a deduction from total interest revenue.
     Loan Portfolio Size: Our loan portfolio grew steadily in recent years until June 2004, at which time we sold most of the outstanding balance of our consumer loans to a third party, which has contributed to a significant decline in our loan portfolio between March 31, 2004 and March 31, 2005. See “—Factors Affecting Our Financial Results — Sale of Consumer Loans” below. Recently, despite the fact that the average balance of loans outstanding for our Wide loans and consumer loans continues to decline, our loan portfolio size grew significantly as a result of the increase in the average balance of loans outstanding for our small business owner loans, Business Timely loans and the enhancement of real estate financing, secured loans. Generally, in recent years balances per account for our small business owner loans, Business Timely loans and secured loans have increased, although balances per account for our Wide loans have decreased. For additional information on account numbers and balances per account, see “Our Products” in Item 4.B of this annual report on Form 20-F. We believe that the number of customers and the portfolio size for our small business owner loans, Business Timely loans and secured loans will continue to increase as a result of expanded customer acquisition channels for our loans, including our Tokyo and Osaka Sales Departments and Real Estate Finance Department, our referral arrangements with other financial service providers and the overall demand for small and medium-sized business owner financing in Japan. We also believe that our loan portfolio will resume growth over the medium to long term reflecting increases in our portfolio, especially secured loans.
     Interest Rates: We determine the interest rates we charge on our loans based on factors including competition from other lenders, legal restrictions on interest rates as discussed under “Regulation — The Moneylending Business Restriction Law, Contributions Law and Interest Rate Restriction Law” in Item 4.B of this annual report on Form 20-F and the willingness of our customers to borrow at the interest rates we charge. The weighted period-end average contractual interest rate on our outstanding loans has been decreasing, from 24.0% at March 31, 2004, to 22.1% at March 31, 2005 and to 16.1% at March 31, 2006.

The weighted period-end average is determined by calculating the average interest rate for each of our loan products on the period-end date, weighting these rates by the proportion of total loans outstanding represented by the loan category on this date, and averaging these weighted interest rates. We last lowered the contractual interest rate on each of our major loan products by 0.73% during the year ended March 31, 2002, but did not reduce the rate further during the years thereafter. The gradual decrease mainly reflected the change in our loan portfolio mix, resulting from increased acquisition of high quality receivables with lower interest lending rate. Also, the sale of most of the outstanding balance of our consumer loans in June 2004 contributed to a further decrease in the weighted period-end average contractual interest rate on our outstanding loans, because consumer loans normally carry higher interest rates than other loans. In addition to the above factors, the enhancement of our real estate financing has contributed to a steep increase in the amount of total secured loans outstanding, which normally carry the lowest interest rates among our loan products.
     Interest Expense: Our interest expense fluctuates with changes in market interest rates, market conditions, the mix of our funding sources, our credit ratings and the amount of our borrowings.
•	Market Interest Rates and Market Conditions: In recent periods, we have benefited from the extremely low interest rate environment in Japan created by government policies intended to combat ongoing economic weakness. The weighted period-end average rate of long-term borrowings was 2.3% at March 31, 2004, 1.9% at March 31, 2005 and 1.3% at March 31, 2006. The weighted period-end average rate of short-term borrowings was 1.3% at March 31, 2004, 1.2% at March 31, 2005 and 1.0% at March 31, 2006. We expect market interest rates to rise, as the Bank o Japan has begun raising interest rates tightening the money supply in response to improved economic conditions and possible emerging inflation in Japan.

•	Mix of Our Funding Sources and Credit Ratings: Beginning in the year ended March 31, 2000, when legal restrictions on debt issuances to fund our lending business were eliminated, we have increased our borrowings through debt issuances relative to bank loans, which had previously accounted for substantially all of our borrowings. To the extent that debt issuances have been available to us, we have benefited from their typically lower funding costs than those of bank loans. The percentage of our debt issuances to our total borrowings was 32.0% at March 31, 2004, 22.6% at March 31, 2005 and 31.1% at March 31, 2006. The percentages as of March 31, 2004, 2005 and 2006 reflect our asset backed securities, including asset backed commercial paper, which we began issuing in October 2002. The significant decline in the amount of debt issued as a percentage of our total borrowings between March 31, 2004 and 2005 is principally attributable to a net decrease in bonds as our capital requirements decreased as a result of the sale of most of the outstanding balance of our consumer loans in June 2004. Nonetheless, the effect of the smaller percentages of our debt issuances as compared to that of March 31, 2004 has been partly offset by a gradual decline in the interest rates that banks charge us in recent years. On the other hand, the amount of debt issuances as a percentage of our total borrowings between March 31, 2005 and 2006 increased significantly, reflecting an increase in our issuance of commercial paper and asset-backed securities as our capital requirements increased in connection with the expansion of real estate-related financing. In addition, while any downgrades of our credit ratings by rating agencies could harm our ability to tap the debt markets, our current intention, subject to market conditions and other uncertainties, is to increase our proportion of direct financing to around 40%.

•	Amount of Our Borrowings: To the extent that the size of our loan portfolio grows, we rely primarily on borrowings to finance the growth of the portfolio. We expect the amount of borrowings to increase in the near term, reflecting the expected growth of our loan portfolio.
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
  Provisions for Loan Losses
     Our provisions for loan losses are allocations made each period to our existing allowance for loan losses. Our allowances for possible loan losses are based upon our estimates of probable uncollectable loan losses from known and inherent risks in our loan portfolio. We determine these allowances based upon various factors including the status and risk profile of the borrower and, if applicable, guarantor, economic conditions, unemployment rates, bankruptcy cases and our historical loss experience. Increases to our allowance are made by charges to our provision for loan losses. Recoveries of previously charged-off amounts are deducted from our provision for loan losses for the year in which the recoveries occur. Based upon our estimated allowance needs, we then supplement the remaining balance through provisions for loan losses. Our provisions for loan losses decreased during the year ended March 31, 2005 compared to the year ended March 31, 2004 reflecting the sale of most of the outstanding balance of our consumer loans to a third party. See “— Sale of Consumer Loans” below. However, our provision for loan losses increased during the year ended March 31, 2006, generally reflecting the growth in the amount of our total loans outstanding. Also, our provision for loan losses in any given fiscal year depends partly on the adequacy of our allowance for loan losses for the previous fiscal year, as we must make up for any such inadequacy, if any, with increased provision for loan losses in the following fiscal year. To the extent that our provision for loan losses increases, it signifies the increasing risk that our loan portfolio carries. Additional detail on provisions for loan losses for our various loan products is included below under “Allowance for Loan Losses, Charge-offs and Provisions for Loan Losses.”

   Non-interest Expense
     The most significant components of our non-interest expense are salaries and employee benefits, occupancy, furniture and equipment, and other general and administrative expenses.
•	Salaries and Employee Benefits: Our salaries and employee benefits depend on the number of our employees and the compensation and benefits we provide to each employee. The number of full-time employees decreased from 851 at March 31, 2004 to 818 at March 31, 2005, but increased to 998 at March 31, 2006. Our salaries and employee benefits decreased slightly during the year ended March 31, 2005 compared to the year ended March 31, 2004, reflecting a significant reduction in the scale of our consumer loan business due to the sale of most of the outstanding balance of our consumer loans to a third-party. However, to the extent that our operational scale increases over the medium to long term, we expect our salaries and employee benefits to continue to increase in the medium to long term. Salaries and employee benefits for the year ended March 31, 2006 increased as the number of full-time employees increased, reflecting development in the business activities of our subsidiaries.

•	Occupancy, Furniture and Equipment: Our expense in connection with our occupancy, furniture and equipment depends largely on the number of our loan offices and branches, and the associated rents. The number of loan offices was 70 at March 31, 2004, decreased to 50 at March 31, 2005 (following the sale of most of the outstanding balance of our consumer loans and related closure of branches) and increased to 60 at March 31, 2006, due to the acquisition of Aprek. We expect office rents to remain stable at the current level since we have no plan to significantly expand the number of offices in the short term.

•	Other General and Administrative Expenses: The major items in our other general and administrative expense include communication expenses, taxes and duties, travel and transportation expenses, recruiting expenses and commission fees. Although we continue to make efforts to reduce operational inefficiencies, we expect our other general and administrative expenses as a percentage of our non-interest expenses to increase in the short term, reflecting the increase in our recruiting expenses and commission fees, and the growth in activities of our subsidiaries.
     Non-interest expense also includes advertising expenses, net losses on sale and impairment of long-lived assets, minority interests, and other expenses. Regarding advertising expenses, despite the fact that the amount has increased gradually, advertising expenses have remained at relatively low levels for each of the past three fiscal years in line with the increasing importance of referrals in origination. However, we expect our advertising expenses to continue to increase gradually in the short to medium term, reflecting increases in Internet-related advertisements.
   Sale of Consumer Loans
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

Results of Operations
  Consolidated Information
     The following table shows selected income statement data in yen amounts and as percentages of total interest income for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004		2005		2006
		(in millions except percentages)
Total interest income	¥40,107	100.0%	¥32,555	100.0%	¥33,901	100.0%
Total interest expense	3,724	9.3	3,159	9.7	3,105	9.2

Net interest income	36,383	90.7	29,396	90.3	30,796	90.8
Provision for loan losses, net	13,461	33.6	8,576	26.3	9,463	27.9

Net interest income after provision for loan losses	22,922	57.1	20,820	64.0	21,333	62.9

Total non-interest income	730	1.8	5,984	18.4	9,934	29.3

Non-interest expense:
Salaries and employee benefits	6,735	16.8	6,521	20.0	7,181	21.2
Occupancy, furniture and equipment	2,060	5.1	2,395	7.4	2,654	7.8
Advertising	218	0.6	332	1.0	629	1.9
Other general and administrative expenses	3,349	8.3	4,869	15.0	5,060	14.9
Losses on sale, disposal and impairment of long-lived assets, net	530	1.3	94	0.3	16	0.1
Other	97	0.2	493	1.5	456	1.3
Minority interests	4	0.0	192	0.6	602	1.8

Total non-interest expense	12,993	32.3	14,896	45.8	16,598	49.0

Income before income taxes	10,659	26.6	11,908	36.6	14,669	43.2

Income taxes	4,582	11.4	4,646	14.3	6,214	18.3

Net income	¥6,077	15.2%	¥7,262	22.3%	¥8,455	24.9%

   Segment Information
     For financial reporting purposes, we operate under two business segments, the integrated financial services segment and the loan servicing segment. The integrated financial services segment is comprised of the loan business, which includes small business owner, Business Timely, secured, Wide, consumer and other loans as well as credit guarantees, leasing and securities business. In the loan servicing segment, Nissin Servicer mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is operated as a separate segment for financial reporting purposes. Investment in real estate properties, insurance agency and consultancy business are insignificant for financial reporting purposes and are included in the integrated financial services segment for financial reporting purposes. However, because of the increasing significance of these businesses, we anticipate that they will be included in a separate business segment for the fiscal year ending March 31, 2007. We currently conduct our operating activities mainly in Japan. We also conduct activities in China, but these are currently insignificant for financial reporting purposes. The following tables show selected information for our business segments for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004
	Integrated
	Financial Services	Loan Servicing	Total
	(in millions)
Total interest income	¥38,038	¥2,069	¥40,107
Total interest expense	3,603	121	3,724
Provision for loan losses, net	12,824	637	13,461
Net income	5,671	406	6,077

	Year ended March 31,
	2005
	Integrated
	Financial Services	Loan Servicing	Total
	(in millions)
Total interest income	¥29,299	¥3,256	¥32,555
Total interest expense	3,006	153	3,159
Provision for loan losses, net	7,759	817	8,576
Net income	6,244	1,018	7,262

	Year ended March 31,
	2006
	Integrated
	Financial Services	Loan Servicing	Total
	(in millions)
Total interest income	¥28,938	¥4,963	¥33,901
Total interest expense	2,697	408	3,105
Provision for loan losses, net	8,277	1,186	9,463
Net income	6,117	2,338	8,455

  Year Ended March 31, 2006, Compared to Year Ended March 31, 2005
     Total Interest Income
     Total interest income for the year ended March 31, 2006 was ¥33,901 million, an increase of ¥1,346 million, or 4.1%, from ¥32,555 million for the previous fiscal year.
     Integrated Financial Services: Interest income from loans receivable was ¥28,849 million, a decrease of ¥449 million, or 1.5%, compared to ¥29,298 million for the previous year despite an increase in the average balance of outstanding loans from ¥148,811 million for the year ended March 31, 2005 to ¥183,965 million for the year ended March 31, 2006. The decrease in interest income from loans receivable reflected a decline in the weighted period-end average contractual rate on our outstanding loans from 22.1% at March 31, 2005 to 16.1% at March 31, 2006. In addition, excess interest repayment costs, including provision for estimated losses from excess interest repayments since March 31, 2006, of ¥977 million for the year ended March 31, 2006, compared to ¥190 million for the year ended March 31, 2005, also contributed to the decrease in interest income from loans receivable. See “Critical Accounting Policies — Interest Income from Loans Receivable and Loan Origination Costs” below for further discussion of reserves for estimated losses from excess interest repayments.
     The increase in the average balance of our loans outstanding was led by an increase in our average balance of small business owner loans of ¥6,356 million, or 11.2%, to ¥63,320 million for the year ended March 31, 2006 compared to ¥56,964 million for the previous fiscal year, an increase in our average balance of Business Timely loans of ¥3,969 million, or 20.2%, to ¥23,656 million for the year ended March 31, 2006 compared to ¥19,687 million for the previous fiscal year, and an increase in our average balance of secured loans of ¥29,520 million, or 295.9%, to ¥39,496 million for the year ended March 31, 2006 compared to ¥9,976 million for the previous fiscal year. This increase was partially offset by a decrease in our average balance of Wide loans of ¥8,482 million, or 16.1%, to ¥44,240 million for the year ended March 31, 2006 compared to ¥52,722 million for the previous fiscal year, and a decrease in our average balance of consumer loans of ¥2,286 million, or 43.2%, to ¥3,010 million for the year ended March 31, 2006 compared to ¥5,296 million for the previous fiscal year.
     The decline of the weighted period-end average contractual rate was primarily attributable to a decline in the weighted period-end average rate of secured loans of 2.1 points to 6.5% at March 31, 2006, compared to 8.6% at March 31, 2005 due to the growing share of real estate financing in our loan portfolio, which generally carries the lowest interest rates among our products, as well as a decline in the weighted period-end average rate of small business owner loans of 1.4 points to 21.7% at March 31, 2006, compared to 23.1% at March 31, 2005 due to our increased acquisition of high quality loans receivable derived from referral relationships, including our affiliates, which amounted to ¥33,029 million as of March 31, 2006, an increase of ¥739 million, or 2.3%, compared to ¥32,290 million as of the end of the previous fiscal year.
     Regarding excess interest repayment costs, we recognized reserves for estimated losses on excess interest repayments to provide for probable refund claims beginning in the year ended March 31, 2006. See “Business Overview — Regulation” in Item 4.B. of this annual report on Form 20-F for details. We agreed to refund excess interest payments of ¥387 million and provided reserves of ¥590 million for estimated losses on excess interest for the year ended March 31, 2006.
     Loan Servicing: Interest income from purchased loans amounted to ¥4,960 million for the year ended March 31, 2006, an increase of ¥1,705 million, or 52.4%, compared to ¥3,255 million for the previous fiscal year. This increase was principally due to the growth of our loan servicing business through our subsidiary, Nissin Servicer.
     Total Interest Expense
     Total interest expense for the year ended March 31, 2006 decreased by ¥54 million, or 1.7%, to ¥3,105 million from ¥3,159 million for the previous fiscal year. The decrease in total interest expense reflected our efforts in negotiating improved borrowing terms, particularly from banks, which reduced our weighted period-end average rate of long-term borrowings from 1.9% as of March 31, 2005 to 1.4% as of March 31, 2006, despite the fact that our overall average balance of borrowings for the year ended March 31, 2006 increased by ¥58,120 million, or 43.7%, to ¥191,081 million from ¥132,961 million for the previous fiscal year, reflecting increased capital requirements for loan originations centering on secured loans.

     Net Interest Income
     As a result of the increase in the total interest income and the decrease in our total interest expense, net interest income for the year ended March 31, 2006 increased by ¥1,400 million, or 4.8%, to ¥30,796 million from ¥29,396 million for the previous fiscal year.
     Net Interest Income After Provision for Loan Losses
     Net interest income after provision for loan losses for the year ended March 31, 2006 increased by ¥513 million, or 2.5%, to ¥21,333 million from ¥20,820 million for the previous fiscal year. Net provision for loan losses increased by ¥887 million, or 10.3%, to ¥9,463 million for the year ended March 31, 2006, compared to ¥8,576 million for the previous fiscal year. Provision for loan losses as a percentage of total interest income increased slightly from 26.3% for the previous fiscal year to 27.9% for the year ended March 31, 2006. The increase in the net provision for loan losses reflected the increase in the outstanding balance of our loans receivable and purchased loans receivable, causing our net provision for loan losses to increase accordingly. However, allowance for loan losses as a percentage of total loans outstanding declined from 6.46% at March 31, 2005 to 4.64% at March 31, 2006 resulting from increasing secured real estate financing, which generally results in a lower charge-off ratio. See “Allowance for Loan Losses, Loan Charge-offs and Provision for Loan Losses — Integrated Financial Services — Charge-off Ratios and Allowance Ratios” below for details. We expect our provision for loan losses to continue to increase as the outstanding balance of our loans receivable increases.
     Total Non-interest Income
     Total non-interest income increased by ¥3,950 million, or 66.0%, to ¥9,934 million for the year ended March 31, 2006 from ¥5,984 million for the previous fiscal year. The increase was primarily attributable to an increase of ¥4,221 million in net gains on sales of investment securities to ¥3,708 million, compared to net losses of ¥513 million for the previous fiscal year. Further, revenue from real estate for sale of ¥1,584 million, income from investment funds of ¥1,857 million and commission fees from securities business of ¥712 million, which were included in rents, dividends and other, also contributed to the increase of total non-interest income. These contribution factors were partially offset by a decrease of ¥1,382 million in net gain on sales of subsidiaries and affiliates to net losses of ¥43 million for the year ended March 31, 2006 from net gain of ¥1,339 million for the previous fiscal year, reflecting a gain on equity interest in Nissin Servicer recognized in the previous fiscal year in connection with its listing on the Mothers market of the Tokyo Stock Exchange. In addition, the absence of any gain on sale of consumer loans receivable for the year ended March 31, 2006 also offset increases in our total non-interest income. We recognized a gain on sale of consumer loans receivable in an amount of ¥3,327 million for the previous fiscal year.
     Total Non-interest Expense
     Total non-interest expense increased by ¥1,702 million, or 11.4%, to ¥16,598 million for the year ended March 31, 2006 from ¥14,896 million for the previous fiscal year. The increase resulted primarily from increases in the operations of our subsidiaries, including Aprek, a newly acquired subsidiary during the year ended March 31, 2006, which contributed to increases in our selling, general and administrative expenses of ¥1,407 million, or 10.0%, to ¥15,524 million for the year ended March 31, 2006 from ¥14,117 million for the previous fiscal year. This was primarily due to increases in expenses such as salaries and employee benefits, occupancy, furniture and equipment, and advertising costs. Further, income transferred to minority interests increased by ¥410 million, to ¥602 million for the year ended March 31, 2006 from ¥192 million for the previous fiscal year, which reflected an increase in net income of Nissin Servicer. These contributing factors were partially offset by a decrease in net losses on sale, disposal and impairment of long-lived assets of ¥78 million, or 83.0%, to ¥16 million for the year ended March 31, 2006 from ¥94 million for the previous fiscal year.

     Income Before Income Taxes
     Income before income taxes increased by ¥2,761 million, or 23.2%, to ¥14,669 million for the year ended March 31, 2006 from ¥11,908 million for the previous fiscal year. Despite the slight increase in net interest income after provision for loan losses, the increase of 23.2% in our income before income taxes resulted primarily from an increase in our total non-interest income reflecting net gains on sales of investment securities.
     Income Taxes
     Income taxes increased by ¥1,568 million, or 33.7%, to ¥6,214 million for the year ended March 31, 2006 from ¥4,646 million for the previous fiscal year. The effective tax rate applicable to us increased from 38.4% for the previous fiscal year to 40.7% for the year ended March 31, 2006. For the year ended March 31, 2006, the absence of a non-taxable gain on change of equity interest in Nissin Servicer, which was recognized for the previous fiscal year, contributed to the increase in the effective tax rate applicable to us.
     Net Income
     As a result of these factors, net income increased by ¥1,193 million, or 16.4%, to ¥8,455 million for the year ended March 31, 2006 from ¥7,262 million for the previous fiscal year.
  Year Ended March 31, 2005, Compared to Year Ended March 31, 2004
     Total Interest Income
     Total interest income for the year ended March 31, 2005 was ¥32,555 million, a decrease of ¥7,552 million, or 18.8%, from ¥40,107 million for the previous fiscal year.
     Integrated Financial Services: Interest income from loans receivable was ¥29,298 million, a decrease of ¥8,738 million, or 23.0%, as compared to ¥38,036 million for the previous year. This was primarily due to a decrease in the average balance of our loans outstanding which amounted to ¥148,811 million for the year ended March 31, 2005 as compared to ¥176,244 million for the previous fiscal year. This decrease reflected the sale of most of the outstanding balance of our consumer loans in June 2004, and a decrease in the weighted period-end average contractual interest rate on our loans outstanding from 24.0% at March 31, 2004 to 22.1% at March 31, 2005. The decrease in this rate reflected the growing share of small business owner loans and secured loans in our loan portfolio, which carry lower interest rates than consumer loans.
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
     Loan Servicing: Interest income from purchased loans amounted to ¥3,255 million for the year ended March 31, 2005, an increase of ¥1,186 million, or 57.3%, as compared to ¥2,069 million for the previous fiscal year. This increase was principally due to the rapid growth of our loan servicing business through our subsidiary Nissin Servicer.
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
     Total Non-interest Expense
     Total non-interest expense increased by ¥1,903 million, or 14.6%, to ¥14,896 million for the year ended March 31, 2005 from ¥12,993 million for the previous fiscal year. The increase resulted primarily from increases in the operations of our subsidiaries, which contributed to increases in our selling, general and administrative expenses of ¥1,755 million, or 14.2%, to ¥14,117 million for the year ended March 31, 2005 from ¥12,362 million for the previous fiscal year, which reflected increases in expenses such as occupancy, furniture and equipment, advertising costs, and taxes and duties. Further, income transferred to minority interests increased by ¥188 million, to ¥192 million for the year ended March 31, 2005 from ¥4 million for the previous fiscal year, which reflected increases in net income of Nissin Servicer. These contributing factors were partially offset by a decrease in losses on sale, disposal and impairment of long-lived assets of ¥436 million, or 82.3%, to ¥94 million for the year ended March 31, 2005 from ¥530 million for the previous fiscal year.
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

Financial Condition
     The following table provides selected balance sheet data as of March 31, 2005 and 2006:

	As of March 31,
	2005	2006
	(in millions)
Total assets	¥228,401	¥359,943
Cash and cash equivalents	25,709	22,860
Loans receivable, net	146,119	225,947
Purchased loans receivable, net	13,581	24,155
Real estate for sale	1,136	20,792
Investment securities	28,443	42,071
Property and equipment, net	5,285	11,169
Deferred income taxes	333	721
Total liabilities	160,284	277,006
Short-term borrowings	12,600	60,411
Long-term borrowings	136,844	198,924
Deferred income taxes	4,439	1,382
Total shareholders’ equity	66,971	80,504
     Total assets increased by ¥131,542 million to ¥359,943 million at March 31, 2006, compared to ¥228,401 million at the end of the previous fiscal year. The increase was primarily due to a significant increase in net loans receivable reflecting the enhancement of loans to business owners as we focused our efforts on real estate financing, which resulted in a significant increase in secured loans. It was also due to the acquisition of Aprek, an increase in net purchased loans receivable reflecting favorable growth in the loan servicing business, an increase in real estate for sale reflecting the increases in the activities of our real estate-related business, an increase in investment securities resulting from active investments in venture businesses in hopes of producing synergies with our existing businesses, and an increase in property and equipment resulting from acquisition of real estate by entities which are consolidated by us in accordance with FIN No. 46(R), “Consolidation of Variable Interest Entities,” or VIEs.
     Total liabilities increased by ¥116,722 million to ¥277,006 million at March 31, 2006, compared to ¥160,284 million at the end of the previous fiscal year. This change was due to a significant increase in both short-term and long-term borrowings primarily reflecting our increased capital requirements for loan origination centering on real estate financing. Also, our deferred income tax liabilities decreased due to a decline in unrealized gains on marketable securities.
     Total shareholders’ equity increased by ¥13,533 million to ¥80,504 million at March 31, 2006, compared to ¥66,971 million at the end of the previous fiscal year. This was mainly attributable to an increase in common stock and additional paid-in capital primarily due to conversion of convertible bonds, as well as an increase in our net income, offset by a decrease in cumulative other comprehensive income due to a decrease in unrealized gains on marketable securities, which reflects the sales of certain marketable securities as well as decline in market valuation of our marketable securities, compared to the previous fiscal year. However, as our total borrowings increased considerably, shareholders’ equity as a percentage of total assets decreased by 6.9 points to 22.4% at March 31, 2006, compared to 29.3% at the end of the previous fiscal year.

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
  Integrated Financial Services
     Increases in our allowance are made by charges to our provision for loan losses. Recoveries of previously charged-off amounts are deducted from our provision for loan losses for the year in which the recoveries occur. Based on the amount of our loans outstanding and our allowance ratio, we then supplement the remaining balance through our provisions for loan losses. The following table provides information on our allowance for loan losses along with amounts provided for our loan losses and charge-offs, net of recoveries and other, with respect to our integrated financial services segment for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
	(in millions)
Balance at beginning of period	¥11,827	¥13,528	¥10,034
Provision for loans receivable sold	—	(3,327)	—
Provision for loan losses	12,824	7,759	8,277
Charge-offs, net of recoveries, and other	(11,123)	(7,926)	(7,308)

Balance at end of period	¥13,528	¥10,034	¥11,003

     Recent growth in our total loans outstanding reflecting increased loans to business owners contributed to the rise in our provision for loan losses between the years ended March 31, 2005 and 2006. However, the sale of most of the outstanding balance of our consumer loans in June 2004 contributed to the decrease in our provision for loan losses between the years ended March 31, 2004 and 2005, despite an increase in loan defaults, which reflected the uncertainties in Japan’s current economic environment.
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

	Year ended/as of March 31,
	2004	2005	2006
	(in millions except percentages)
Small business owner loans
Loans outstanding	¥57,168	¥58,961	¥65,447
Allowance for loan losses	3,677	3,606	4,711
Ratio of allowance for loan losses to loans outstanding	6.4%	6.1%	7.2%
Average balance of loans outstanding	55,647	56,964	63,320
Loans charged-off	2,468	2,809	3,128
Ratio of loans charged-off to average balance of loans outstanding	4.4%	4.9%	4.9%
Business Timely loans
Loans outstanding	¥18,659	¥20,862	¥25,282
Allowance for loan losses	1,962	2,231	2,694
Ratio of allowance for loan losses to loans outstanding	10.5%	10.7%	10.7%
Average balance of loans outstanding	17,909	19,687	23,656
Loans charged-off	1,787	1,999	2,174
Ratio of loans charged-off to average balance of loans outstanding	10.0%	10.2%	9.2%
Secured loans
Loans outstanding	¥10,003	¥18,812	¥91,610
Allowance for loan losses	274	761	558
Ratio of allowance for loan losses to loans outstanding	2.7%	4.0%	0.6%
Average balance of loans outstanding	2,235	9,976	39,496
Loans charged-off	100	22	22
Ratio of loans charged-off to average balance of loans outstanding	4.5%	0.2%	0.1%

Wide loans
Loans outstanding	¥57,460	¥47,604	¥41,163
Allowance for loan losses	3,661	2,897	2,372
Ratio of allowance for loan losses to loans outstanding	6.4%	6.1%	5.8%
Average balance of loans outstanding	61,592	52,722	44,240
Loans charged-off	2,978	2,815	2,275
Ratio of loans charged-off to average balance of loans outstanding	4.8%	5.3%	5.1%
Consumer loans
Loans outstanding	¥35,604	¥2,827	¥2,995
Allowance for loan losses	3,868	308	213
Ratio of allowance for loan losses to loans outstanding	10.9%	10.9%	7.1%
Average balance of loans outstanding	38,600	5,296	3,010
Loans charged-off	4,426	779	412
Ratio of loans charged-off to average balance of loans outstanding	11.5%	14.7%	13.7%

	Year ended/as of March 31,
	2004	2005	2006
	(in millions except percentages)
Other loans
Loans outstanding	¥573	¥6,296	¥10,681
Allowance for loan losses	86	231	455
Ratio of allowance for loan losses to loans outstanding	15.0%	3.7%	4.3%
Average balance of loans outstanding	261	4,166	10,243
Loans charged-off	2	83	108
Ratio of loans charged-off to average balance of loans outstanding	0.8%	2.0%	1.1%
Total
Loans outstanding	¥179,467	¥155,362	¥237,178
Allowance for loan losses	13,528	10,034	11,003
Ratio of allowance for loan losses to loans outstanding	7.5%	6.5%	4.6%
Average balance of loans outstanding	176,244	148,811	183,965
Loans charged-off	11,761	8,507	8,119
Ratio of loans charged-off to average balance of loans outstanding	6.7%	5.7%	4.4%
     Charge-off Ratios: Our Business Timely loans and consumer loans have higher charge-off ratios than our small business owner loans and Wide loans primarily because Business Timely loans and consumer loans do not require guarantors and have less rigorous screening requirements than small business owner loans and Wide loans. We have changed our loan mix in recent years to improve our charge-off ratios. For example, the sales of most of the outstanding balance of our consumer loans in June 2004, which had a charge-off ratio of over 10% in the previous 3 years lowered our overall charge-off ratio. We have also striven to accumulate high quality loans receivable centering on real estate financing. As a result, our overall charge-off ratio decreased from 6.7% for the year ended March 31, 2004 to 5.7% for the year ended March 31, 2005. This ratio decreased further to 4.4% for the year ended March 31, 2006, primarily due to the increase of secured loans, which have a lower charge-off ratio.
     Allowance Ratios: The overall ratio of allowances for loan losses to total loans outstanding decreased from 7.5% as of March 31, 2004 to 6.5% as of March 31, 2005, resulting from the change in our loan mix resulting from the sale of most of the outstanding balance of our consumer loans in June 2004, and decreased further to 4.6% as of March 31, 2006 due to the expansion of secured loans centering on real estate financing, despite an increase in ratio of allowance for loan losses to loans outstanding of our small business owner loans reflecting the uncertainties in Japan’s economic environment, which has negatively affected the repayment ability of many of our long-standing customers. Regarding secured loans, ratio of allowance for loans losses to loans outstanding declined remarkably from 4.0% as of March 31, 2005 to 0.6% as of March 31, 2006. This decline reflected a significant increase in real estate financing to property developers by our Real Estate Finance Department, which are specifically reviewed on determination of allowances for estimated losses. We started offering these loans beginning in February 2004 and we had not charged off any of these loans in the past, therefore we maintained the allowances at a very low level, which we believe is adequate to provide for the estimated losses from these loans. This factor has contributed to a decline of approximately 9.1 points in the ratio of secured loans with specific allowances provided to secured loans outstanding from 9.4% as of March 31, 2005 to 0.3% as March 31, 2006. This represented an increased proportion of high quality secured loans receivable in our loan portfolio.
     Delinquent Loans and Non-accrual Loans
     Delinquent Loans: Delinquent loans still accruing interest are loans with respect to which interest payments are delinquent, but which have not been put on non-accrual status or charged off.

     Non-accrual Loans: Non-accrual loans are loans that no longer accrue interest, as collection of the entire principal is deemed unlikely. We place loans on non-accrual status when they are either partially or fully reserved for or are charged off due to our assessment that full or partial collection is unlikely.
     Our non-accrual loans comprise restructured loans and loans with a specific allowance provided.
•	Restructured Loans. Restructured loans are comprised of loans with respect to which terms have been revised such as waiver, postponement or partial forgiveness of interest or principal payments for the benefit of the borrower in order to secure some return on the loan. Impaired loans are included in restructured loans and represent loans we have specifically identified as partially or wholly uncollectable due to the bankruptcy of the borrower, lack of collateral or other various reasons. We reserve for the amounts of impaired loans and related accrued interest deemed uncollectable in our allowance for loan losses. The decrease in impaired loans between March 31, 2004 and March 31, 2005 reflected the decrease in impaired consumer loans as a result of the sale of most of the outstanding balance of our consumer loans in June 2004. The decrease in impaired loans between March 31, 2005 and March 31, 2006 reflected the decrease in impaired Wide loans as we strategically have shifted toward promotion of financial services to business owners.

•	Loans with Specific Allowances Provided. Loans with specific allowances provided are delinquent loans for which we increase allowances beyond the general allowance. We provide specific allowances only for small business owner loans, Wide loans, secured loans and other loans.
     The following table provides information on our delinquent loans still accruing interest and our non-accrual loans, which comprise restructured loans, including impaired loans, and loans with specific allowances provided:

	As of March 31,
	2004	2005	2006
	(in millions)
Small business owner loans
Delinquent loans still accruing interest	¥936	¥719	¥1,022
Non-accrual loans (1)	8,412	9,064	10,717
Restructured loans	5,768	6,371	6,917
Impaired loans included in restructured loans	1,183	1,388	1,250
Loans with specific allowance provided	2,644	2,693	3,800
Business Timely loans
Delinquent loans still accruing interest	¥430	¥351	¥515
Non-accrual loans (1)	516	567	779
Restructured loans	516	567	779
Impaired loans included in restructured loans	120	158	188
Loans with specific allowance provided	—	—	—
Secured loans
Delinquent loans still accruing interest	¥93	¥186	¥77
Non-accrual loans (1)	156	1,836	963
Restructured loans	87	71	665
Impaired loans included in restructured loans	—	—	—
Loans with specific allowance provided	69	1,765	298

	As of March 31,
	2004	2005	2006
	(in millions)
Wide loan
Delinquent loans still accruing interest	¥903	¥500	¥693
Non-accrual loans (1)	9,227	8,654	7,383
Restructured loans	6,852	6,758	5,934
Impaired loans included in restructured loans	1,688	1,757	1,398
Loans with specific allowance provided	2,375	1,896	1,449
Consumer loans
Delinquent loans still accruing interest	¥1,148	¥94	¥124
Non-accrual loans (1)	1,182	108	103
Restructured loans	1,182	108	103
Impaired loans included in restructured loans	528	19	34
Loans with specific allowance provided	—	—	—
Other loans
Delinquent loans still accruing interest	¥—	¥—	¥10
Non-accrual loans (1)	87	29	68
Restructured loans	14	—	12
Impaired loans included in restructured loans	—	—	—
Loans with specific allowance provided	73	29	56
Total
Delinquent loans still accruing interest	¥3,510	¥1,850	¥2,441
Non-accrual loans (1)	19,580	20,258	20,013
Restructured loans	14,419	13,875	14,410
Impaired loans included in restructured loans	3,519	3,322	2,870
Loans with specific allowance provided	5,161	6,383	5,603

(1)	The amounts of non-accrual loans represent the balance of non-accrual loans outstanding before allowances for loan losses.
  Loan Servicing
     We record purchased loans at cost. We then establish an allowance for estimated loan losses and employ one of two methods to determine if further allowances are appropriate. Under the cost recovery method, if we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established, and the loan is charged off once we deem the loan uncollectible. Under the level yield method, which is used for those purchased loans for which we can reasonably estimate the expected timing and amount of cash flows, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion.
     The following table provides information on our allowance for loan losses along with amounts provided for loan losses and charge-offs with respect to our loan servicing segment:

	Year ended March 31,
	2004	2005	2006
	(in millions)
Balance at beginning of period	¥132	¥717	¥1,282
Provision for loan losses	637	817	1,186
Charge-offs	(52)	(252)	(676)

Balance at end of period	¥717	¥1,282	¥1,792

     See also “Critical Accounting Policies – Purchased Loans Receivable and Revenue Recognition” below.

Critical Accounting Policies
     The following describes our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates are based on, but not limited to, historical results, industry standards and current economic conditions, giving due consideration to materiality. Our estimates are based on information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may vary materially from those estimates, and those estimates could differ, under different assumptions or conditions.
     On an ongoing basis, we evaluate our critical accounting policies, including those related to interest income from loans receivable and loan origination costs, loans receivable and allowance for loan losses, and purchased loans receivable and revenue recognition.
  Interest Income from Loans Receivable and Loan Origination Costs
     We recognize interest income from our loans except for our purchased loans on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). Our contractual loan interest rates do not exceed the legal limit but may exceed the restricted rate. We may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and we cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided that we have complied with the specified legal documentation and notification procedures, we have no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.
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
     We maintain reserves for estimated losses from the above-mentioned excess interest repayments at a level that we believe is adequate to provide for estimated probable refund claims of excess interest previously paid by borrowers. Provisions to the reserve are deducted from interest income. In evaluating the adequacy of the reserve, we consider various factors, including recent conditions on repayments of excess interest and historical loss experience.
     We capitalize direct origination costs and defer fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averaged approximately 49 months as of March 31, 2006.

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
     Our policy is generally to charge off loan balances and cease accrual of interest as follows:
•	Guaranteed Small Business Owner Loans and Wide Loans: Loan balances are charged off when we believe the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, we charge off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

•	Unguaranteed Business Timely Loans and Consumer Loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as bankruptcy of the borrower.

•	Secured Loans: Loan balances are charged off when we believe the likelihood of any future collection is minimal. We consider the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
  Purchased Loans Receivable and Revenue Recognition
     In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. We have adopted SOP 03-3 beginning April 1, 2005.
     Cost Recovery Method
     Purchased loans represent loans purchased from third party originators and are reported at purchased cost. We then establish an allowance for estimated loan losses on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, we initially recognize revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established. This determination is made based on numerous factors including the length of non-payment, extent of deviation from the agreed upon payment plan, accessibility of the borrower and bankruptcy or death of the borrower. The loan is written off once we deem the loan uncollectible. The amount of the book value of the loans accounted for under this method was ¥12,745 million, or 93.8% of our net purchased loans receivable as of March 31, 2005 and ¥23,228 million, or 96.2% of our net purchased loans receivable as of March 31, 2006.

     Level Yield Method
     For those purchased loans for which we can reasonably estimate the expected timing and amount of cash flows, we use those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. Our determination to use the level yield method, rather than the cost recovery method, to account for a purchased loan depends on our judgment regarding the borrower’s ability to meet the restructured payments following our negotiation with the borrower. We will adjust the future yield rate for expected changes in interest rates or collections. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. The amount of the book value of the loans accounted for under the level yield method was ¥836 million, or 6.2% of our net purchased loans receivable as of March 31, 2005 and ¥927 million, or 3.8% of our net purchased loans receivable as of March 31, 2006.
Accounting Developments
     In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of FASB Statement No. 123-R to the annual reporting period that began after June 15, 2005, and for us, this date is April 1, 2006. We expect the adoption of this statement will reduce our reported net income and earnings per share. The effect of adopting this statement on our historical consolidated financial statements of operations is reflected on our pro forma in the “Financial Statements — Notes to Consolidated Financial Statements — Summary of Significant Accounting Policies”.
B. Liquidity and Capital Resources.
Cash Flows
     We had cash and cash equivalents (“cash”) totaling ¥22,860 million as of March 31, 2006, a decrease of ¥2,849 million, or 11.1%, from ¥25,709 million as of March 31, 2005. We had cash totaling ¥25,709 million as of March 31, 2005, an increase of ¥5,466 million, or 27.0%, from ¥20,243 million as of March 31, 2004.

     The following table shows information about our cash flows during the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
	(in millions)
Net cash provided by operating activities	¥21,942	¥14,686	¥24,270
Net cash used in investing activities	(18,301)	(12,546)	(135,976)
Net cash (used in) provided by financing activities	(7,010)	3,335	108,675
Effect of exchange rate changes on cash	—	(9)	182
Net (decrease) increase in cash	(3,369)	5,466	(2,849)
  Cash Flows during the Year Ended March 31, 2006
     Operating Activities
     Net cash provided by operating activities for the year ended March 31, 2006 was ¥24,270 million, an increase of ¥9,584 million, or 65.3%, compared to ¥14,686 million for the previous fiscal year. Cash inflows were primarily attributable to an increase of ¥1,193 million, or 16.4%, in our net income to ¥8,455 million for the year ended March 31, 2006, ¥9,463 million in net provision for loan losses and a ¥5,521 million in net increase of accrued income taxes and expenses. These factors, resulting in the increase in net cash provided by operating activities, were partially offset by ¥3,708 million in net gains on sales of investment securities, as well as ¥1,460 million in deferred income tax benefits.
     Investing Activities
     Net cash used in investing activities for the year ended March 31, 2006 was ¥135,976 million, an increase of ¥123,430 million, or 983.8%, compared to ¥12,546 million for the previous fiscal year. Cash outflows were primarily attributable to ¥82,347 million used in net origination of loans receivable reflecting the growth in our loans to small and medium-sized business owners centering on real estate financing, ¥12,112 million used in net acquisition of purchased loans receivable reflecting the active operations in our loan servicing business, ¥14,087 million used in net purchases of investment securities reflecting increases of investments in venture business in hopes of producing synergies with our existing businesses, ¥19,304 million used in net acquisitions of real estate for sale reflecting expansion of real estate-related businesses mainly operated by NIS Property, and ¥6,365 million used in net purchases of property and equipment reflecting acquisitions of real estate by VIEs consolidated by us in accordance with FIN No. 46(R).
     Financing Activities
     Net cash provided by financing activities was ¥108,675 million for the year ended March 31, 2006, an increase of ¥105,340 million, or 3,158.6%, compared to ¥3,335 million for the previous fiscal year. Cash inflows were primarily attributable to ¥65,493 million provided by net proceeds from long-term borrowings and ¥46,828 million provided by net proceeds from short-term borrowings reflecting the increased capital requirement for our loan business, centering in real estate financing, as well as ¥2,207 million provided by net proceeds from sale of treasury stock reflecting exercises of stock options by our directors and employees. Inflow factors were partially offset by ¥2,571 million in net increase of deposit of restricted cash mainly pledged as collateral for borrowings from banks by Nissin Servicer and Nissin Leasing (China), and ¥2,670 million used for dividend payments to our shareholders and minority shareholders of a subsidiary.

  Cash Flows during the Year Ended March 31, 2005
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
     Investing Activities
     Net cash used in investing activities for the year ended March 31, 2005 was ¥12,546 million, a decrease of ¥5,755 million, or 31.4%, compared to ¥18,301 million for the previous fiscal year. This change was primarily attributable to proceeds of ¥32,697 million from the sale of most of the outstanding balance of our consumer loans offset by an increase of ¥3,851 million in our net origination of loans receivable, an increase of ¥8,023 million in our net purchases of distressed loans, which reflected the developments in our loan servicing business, an increase of ¥12,903 million in our purchases of investment securities and an increase of ¥874 million in our purchases of property and equipment in connection with acquisition of software for the development of our new operating system infrastructure.
     Financing Activities
     Net cash provided by financing activities was ¥3,335 million for the year ended March 31, 2005, compared to net cash used in financing activities in the amount of ¥7,010 million for the previous fiscal year. This change was primarily attributable to an increase of ¥7,429 million in our net proceeds from short-term borrowings and a decrease of ¥1,252 million in our net repayment of long-term borrowings, which reflected increased capital requirements for our loan servicing business. Furthermore, an increase of ¥1,607 million in our proceeds from issuance of new shares by subsidiaries, which reflected Nissin Servicer’s listing on the Mothers market of the Tokyo Stock Exchange. A decrease of ¥1,208 million in our purchases of treasury stock also contributed to this change. These contributing factors were partially offset by a decrease of ¥1,170 million in our proceeds from exercise of stock warrants and an increase of ¥299 million in dividend payments.
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
     Loan Origination: As we are principally in the business of providing loans to customers, our most critical capital requirement is loan origination. As of March 31, 2006, our total loans outstanding were in the amount of ¥237,178 million, an increase of ¥81,816 million, or 52.7%, as compared to ¥155,362 million as of the end of the previous year reflecting the enhancement of loans to business owners as we focused our efforts on real estate financing which resulted in significant increase in secured loans, as well as the acquisition of Aprek in December 2005. Our capital requirements for loan origination have been easier to meet in recent years. However, because we expect our loan portfolio to grow due to increasing demand for small and medium-sized business owner financing, our capital requirements to fund loan origination may become more demanding.
     Loan Servicing: Since October 2001, when we commenced our loan servicing operations through Nissin Servicer, our capital requirements for purchases of distressed loans from banks and other financial institutions have been increasing. We purchased distressed loans in the aggregate amount of ¥16,896 million for the year ended March 31, 2005 and ¥19,779 million for the year ended March 31, 2006. We expect our capital requirements for our loan servicing segment to increase in the short to medium term.
  Payments of Interest and Principal Borrowings
     We require capital for payments of interest and principal on our outstanding borrowings. For a further discussion, see “— Commitments” below.
  General and Administrative Expenses
     We require capital for general and administrative expenses, including salaries and employee benefits, occupancy, furniture and equipment, etc. In recent years, we have made efforts to reduce our general and administrative expenses as a percentage of our interest income, and intend to continue these efforts. Our general and administrative expenses were ¥14,117 million, or 43.4% of our total interest income, for the year ended March 31, 2005 and ¥15,524 million, or 45.8%, for the year ended March 31, 2006, respectively.
  Capital Expenditures
     The following table provides our capital expenditures calculated on a cash basis:

	For the year ended March 31,
	2004	2005	2006
	(in millions)
Capital expenditures	¥880	¥1,754	¥6,368
     Our capital expenditures for the above stated periods were mainly used to acquire property and equipment in connection with the establishment and relocation of our loan and other offices and branches throughout Japan, relocation of our subsidiary’s head offices, as well as acquisition of intangible assets in connection with the implementation and development of our new operating system. Recently, we used our capital expenditures in acquisition of property and equipment through VIEs which were consolidated by us in accordance with FIN No. 46 (R). We have budgeted main capital expenditures in the amount of approximately ¥105 million for the year ending March 31, 2007, primarily for the refurbishment and renovation of our head office, and renovation and relocation of our branches and loan offices.

  Strategic Investments
     We invest in enterprises that have the potential to complement our business strategically whose values are expected to appreciate:
•	Affiliates. Some of these enterprises are our affiliates. Our total initial investments in these affiliates amounted to ¥735 million as of March 31, 2005 and ¥792 million as of March 31, 2006. These affiliates had a book carrying value of ¥514 million as of March 31, 2005 and ¥617 million as of March 31, 2006.

•	Non-affiliates. These are investments in enterprises that we view as potential strategic partners, rather than sources of potential capital gains. Our total initial investments in these enterprises amounted to ¥9,019 million as of March 31, 2005 and ¥19,490 million as of March 31, 2006. These enterprises had a book carrying value of ¥20,376 million as of March 31, 2005 and ¥28,057 million as of March 31, 2006.
  Dividends and Stock Repurchases
     Cash Dividends: Historically we have paid cash dividends twice per year. Our board of directors presently intends to continue to pay cash dividends on a semi-annual basis and to provide a stable level of dividends to our shareholders. Pursuant to the Articles of Incorporation which were amended on June 24, 2006, the Board of Directors, instead of the Shareholders’ Meeting, have the right to distribute retained earnings on the stipulated record dates and/or other dates as the record date pursuant to the Japanese Corporate Law. Starting from the year ended March 31, 2005, in order to reflect consolidated results as an indicator for our business performance, we changed our dividend policy and plan to maintain a dividend payout ratio of 30% on the consolidated net income basis. The declaration and payment of dividends, however, depends on our future earnings, financial condition and other factors, including statutory and other restrictions on the payment of dividends. We paid cash dividends in an amount of ¥1,001 million for the year ended March 31, 2004, ¥1,300 million for the year ended March 31, 2005 and ¥2,670 million for the year ended March 31, 2006. For a further discussion of cash dividends, see “Dividend Policy — Cash Dividends” under Item 8.A of this annual report on Form 20-F.
     Stock Repurchases: We repurchased 28,096 shares for an aggregate price of ¥1 million during the year ended March 31, 2005 and 37,502 shares for an aggregate price of ¥2 million during the year ended March 31, 2006. We sold 30,291,840 shares for an aggregate price of ¥909 million during the year ended March 31, 2005 and 52,833,762 shares for an aggregate price of ¥2,209 million during the year ended March 31, 2006 as a result of exercises of stock options. We also sold an additional 9,245,120 shares between April 1, 2006 and August 31, 2006 for an aggregate price of ¥362 million as a result of exercise of stock options. For a further discussion of stock repurchases, see “Dividend Policy — Stock Repurchases” under Item 8.A of this annual report on Form 20-F.
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
     We believe that our existing cash and cash equivalents and the amount of cash that we anticipate will be generated from our business operations, together with our existing access to borrowings and capital markets, will be sufficient for us to continue to operate our business at current levels through the year ending March 31, 2007. We do not have current plans for any equity offerings for Nissin Co., Ltd., and we do not currently expect to significantly increase our indebtedness through the year ending March 31, 2007.
Commitments
     Our material commitments include long-term borrowings, short-term borrowings, unfunded credit lines, and operating and capital leases. See Item 5.F of this annual report on Form 20-F for a tabular disclosure of our contractual obligations.
  Borrowings
     Long-Term Borrowings
     We require a significant amount of funds for payment of principal and interest on our borrowings, most of which are used for extending loans to our customers. Generally, our borrowings are denominated in yen. As of March 31, 2006, we had long-term borrowings, including a convertible bond and asset backed securities, totaling ¥198,924 million.
     Of our total long-term borrowings at March 31, 2006, ¥169,952 million were from loans, principally from banks and other financial institutions, including asset backed securities. Generally, our long-term loans have a maturity of one to five years and accrue interest on a fixed rate basis or on a variable rate basis. At March 31, 2006, the weighted average contractual rate at period end of our long-term loans from banks and other financial institutions was 1.5%. As is customary in Japan, bank loans are made under general agreements which provided that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

     In addition, ¥28,972 million of our total long-term borrowings at March 31, 2006 was from the issuance of long-term bonds, including convertible bonds. We have a limited history of debt issuances because consumer finance companies and small business lenders were barred from using direct financing to fund lending operations until May 1999. Long-term bonds outstanding as of March 31, 2005 and 2006 comprised the following:

	As of March 31,
	2005	2006
	(in millions)
2.35% unsecured bonds, due November 1, 2005	¥5,000	¥—
1.18% unsecured bonds, due February 25, 2008	7,500	7,500
1.90% unsecured bonds, due July 31, 2006	500	500
0.75% unsecured bonds, due September 19, 2008	210	150
0.64% unsecured bonds, due March 26, 2007	500	500
0.45% unsecured bonds, due September 27, 2006	500	500
0.67% unsecured bonds, due September 27, 2007	500	500
1.17% unsecured bonds, due June 20, 2008	—	7,500
1.08% unsecured bonds, due September 16, 2008	—	10,000
0.90% unsecured bonds, due March 27, 2009	—	1,000
1.70% unsecured convertible bonds, due September 29, 2006	8,942	822

Total bonds	¥23,652	¥28,972

     The aggregate future annual principal and interest commitments of bonds, long-term loans from banks and other financial institutions as of March 31, 2006 are as follows:

Year ending March 31,	(in millions)
2007	¥76,272
2008	71,155
2009	43,471
2010	4,513
2011 and thereafter	8,125

Total future payments for long-term borrowings	¥203,536

     Short-Term Borrowings
     Our short-term borrowings are comprised of bank loans and commercial paper. Our short-term borrowings were ¥12,600 million as of March 31, 2005, of which ¥9,017 million was bank loans, ¥3,500 million was commercial paper and the remainder were rediscounted notes, and ¥60,411 million as of March 31, 2006, of which ¥30,283 million was bank loans, ¥30,000 million was commercial paper and the remainder were rediscounted notes.
     Information regarding interest rates of short-term borrowings as of March 31, 2005 and 2006 is as follows:

	As of March 31,
	2005	2006
Bank loans (under fixed or variable rate contracts):
Minimum interest rate	1.0%	1.0%
Maximum interest rate	2.2	5.0
Weighted average contractual rates	1.6	1.4
Commercial paper:
Minimum interest rate	0.3	0.3
Maximum interest rate	0.5	1.0
Weighted average contractual rates	0.4	0.7
Rediscounted notes	2.4	2.4
     All short-term borrowings have terms ranging from approximately one month to twelve months and are usually renewed at maturity subject to renegotiation of interest rates and other factors. We pledge some of our loans receivable, cash and certain other assets as collateral for these loans.

     Commitment Facilities
     As of March 31, 2006, the total amount of prescribed limits of syndicated loans, overdraft facilities, and loan commitment limits available from banks was ¥21,737 million. The outstanding borrowings within the limits were ¥15,810 million and the unused balance was ¥5,927 million.
     Debt Service
     As of March 31, 2006, we had contractual commitments to repay ¥73,875 million in long-term borrowings through the year ending March 31, 2007. We expect to repay this amount through a combination of new or existing loan credits from banks, bond offerings and new cash from operations.
     Collateral for Borrowings
     As of March 31, 2006, we had pledged as collateral for short-term and long-term borrowings with banks and other financial institutions the following assets: ¥1,662 million in restricted cash, ¥15,510 million in loans receivable, ¥380 million in purchased loans receivable, and ¥6,542 million in real estate for sale. The lender may obtain this collateral in the event of financial default, including missed or delinquent payments as provided for in the loan agreements.
     In addition, certain entities which are consolidated by us in accordance with FIN No. 46 (R) obtained non-recourse loans from financial institutions. For these loans, ¥10,462 million in these entities’ assets was pledged as collateral as of March 31, 2006.
  Unfunded Credit Lines
     Under the terms and conditions of our credit line agreements, we may, but are not committed to, lend funds to our Business Timely loan, consumer loan and other loan customers. We review credit lines and our related funding needs based on account usage and customer creditworthiness. We had unfunded credit lines of ¥57,679 million as of March 31, 2006, of which ¥9,642 million was unfunded credit lines with loans outstanding and ¥48,037 million was unfunded credit lines without loans outstanding.
  Operating and Capital Leases
     We lease office space under operating lease agreements that generally allow us to cancel leases with six months’ advance notice. We have paid approximately ¥965 million under our office lease agreements for the year ended March 31, 2006. In addition, we lease certain equipment, software and vehicles under capital lease obligations. We have paid ¥614 million under our capital lease agreements for the year ended March 31, 2006. Consequently, total lease payments under these operating lease and capital lease agreements were ¥1,579 million for the year ended March 31, 2006.
Contingencies
     We have guarantee obligations on the borrowings by the customers of third parties. See Item 5.E of this annual report on Form 20-F for a further discussion.
     We are not a party to any material legal proceedings.

C. Research and Development, Patents and Licenses, etc.
     We have not implemented any material research and development policy and have not conducted any material research and development activities during the period from April 1, 2003 through the date of this annual report on Form 20-F.
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
  Sanyo Club
     Pursuant to an agreement with Sanyo Club, in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, we receive 40% of the interest income from the total amount of these borrowings and pay 40% of the related administrative expenses and other expenses incurred by Sanyo Club. We are required to pay out on our guarantees for 40% of the outstanding loan balance of specified borrowings for which contractual payments are overdue by 120 days or more as of the end of each month, and distressed loans due to legal processes. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral. We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.
  Shinsei Business Finance
     In return for a fee, we guarantee borrowings and corresponding interest receivable from customers of Shinsei Business Finance, an affiliate in which we owned a 25% interest until April 2006, with respect to the following loan products:
•	3S Loans: 3S Loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium-sized corporations. For a guarantee fee of the contractual interest rate minus 4%, we guarantee 100% of loans outstanding and corresponding interest receivable from borrowers of 3S loans. We are required to pay out on our guarantees of loans for which contractual payments are overdue by 14 days or more. Borrowers of 3S loans are required to have one or more guarantors, but not collateral.

•	Business Loans: Business Loans are unsecured loans designed for small or medium-sized corporations. We guarantee 10% of loans outstanding and corresponding interest receivable from borrowers of Business Loans and earn 10% of the interest received from these loans. We are required to pay out on our guarantees of loans for which contractual payment are overdue by 90 days or more. Borrowers of Business Loans are neither required to have a guarantor nor to provide collateral.
     We are also liable as a guarantor for bank loans borrowed by Shinsei Business Finance, and received guarantee fees equivalent to an annual interest rate of 1.5%. However, during the year ended March 31, 2006, we were released from our obligation as a guarantor for bank loans borrowed by Shinsei Business Finance.
     We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.

  Chuo Mitsui Finance Service
     In return for a fee, we guarantee borrowings and corresponding interest receivable from customers of Chuo Mitsui Finance Service, an affiliate in which we own a 30% interest, with respect to the following loan products:
•	Business Card Loans: Business Card Loans are unsecured loans designed for small or medium-sized corporations. We guarantee 10% of loans outstanding and corresponding interest receivable from borrowers of Business Card Loans and earn 10% of the interest received from these loans. We are required to pay out on our guarantees of loans for which contractual payment are overdue by 90 days or more. Borrowers of Business Card Loans are neither required to have a guarantor nor to provide collateral.

•	Real Estate Finance: Real Estate Finance is a secured loan designed for small or medium-sized corporations. We guarantee 10% of loans outstanding and corresponding interest receivable from borrowers of Real Estate Finance and earn 10% of the interest received from these loans. We are required to pay out on our guarantees of loans for which contractual payment are overdue by 30 days or more.
     We are also liable as a guarantor for bank loans borrowed by Chuo Mitsui Finance Service, and received guarantee fees equivalent to an annual interest rate of 1.0%.
     We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.
  Other
     Our consolidated subsidiary NIS Lease guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. As of March 31, 2005 and 2006, the fee rate ranged from 0.5% to 5.0% and 0.4% to 21.6%, with an average fee rate of 1.95% and 2.25%, respectively.
     We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.
     Upon payment of any guarantees, we record corresponding receivables from the borrower, which are offset by allowances for deemed uncollectible amounts. Receivables from payment of guarantees were ¥235 million as of March 31, 2005 and ¥663 million as of March 31, 2006. Those were offset by allowances of ¥208 million as of March 31, 2005 and ¥588 million as of March 31, 2006, and the resulting amounts were recorded in our other assets on our balance sheets.

     The following table shows information about our guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowings of other companies and reserves for guarantee losses as of March 31, 2005 and 2006:

	As of March 31,
	2005	2006
	(in millions)
Guaranteed borrowings	¥7,343	¥11,886
Guaranteed accounts receivable	358	964
Guarantees for borrowings of other companies:
Shinsei Business Finance	3,645	—
Chuo Mitsui Finance Service	150	1,920
Reserves for guarantee losses	371	629
     The following table shows information about our guarantee fees received and related administrative and other expenses paid by us during the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
	(in millions)
Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥362	¥845	¥1,386
Guarantees for borrowings of other companies	6	34	20

Total guarantee fees received	368	879	1,406
Administrative expenses and other expenses paid	(255)	(562)	(898)

Guarantee fees received, net	¥113	¥317	¥508

     As a result of our guarantee commitments, we paid ¥89 million for the year ended March 31, 2004, ¥270 million for the year ended March 31, 2005 and ¥607 million for the year ended March 31, 2006.
F. Tabular Disclosure of Contractual Obligations.
     The following table shows our contractual payment obligations under our agreements as of March 31, 2006:

	Payments Due by Period
		April 1,	April 1,	April 1,
		2006 to	2007 to	2009 to	After
		March 31,	March 31,	March 31,	April 1,
Contractual obligations	Total	2007	2009	2011	2011
	(in millions)
Long-term borrowings (1)	¥198,924	¥73,875	¥112,704	¥12,345	¥—
Capital (finance) lease obligations	1,372	641	639	92	—
Operating lease obligations	1,497	971	526	—	—
Purchase commitments (2)	—	—	—	—	—

Total	¥201,793	¥75,487	¥113,869	¥12,437	¥—

(1)	Includes only principal payment obligations.

(2)	These are obligations pursuant to agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms.

G. Safe Harbor.
1.	The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E and F of this annual report on Form 20-F, provided that the disclosure is made by: an issuer; a person acting on behalf of the issuer; an outside reviewer retained by the issuer making statement on behalf of the issuer; or an underwriter, with respect to information provided by the issuer or information derived from information provided by the issuer.

2.	For purpose of Item 5.G.1 of this Item only, all information required by Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.

3.	With respect to Item 5.E of this annual report on Form 20-F, the meaningful cautionary statements element of the statutory safe harbors will be satisfied if a company satisfies all requirements of that same Item 5.E of this annual report on Form 20-F.
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
Directors and Statutory Auditors
     All of our directors except Hidenori Nakagawa are engaged in our business on a full-time basis. The business address of all of our directors except Hideo Sakioka is Shinjuku L-Tower 25F, 6-1, Nishi-Shinjuku l-chome, Shinjuku-ku, Tokyo 163-1525, Japan. The business address of Hideo Sakioka is 7-6, Chifunemachi 5-chome, Matsuyama City, Ehime 790-8584, Japan. No director or member of senior management was selected pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.
     Except as described below with respect to Hideo Sakioka, Kunihiko Sakioka and Akio Sakioka, none of our directors are related to one another.
     The following table provides detailed information about our directors and statutory auditors.

Position
Name	(Executive Officer
(Date of Birth)	Position)	Business Career
Kunihiko Sakioka (1) (January 10, 1962)	Chairman, Representative Director and Co-CEO	April 1986	Joined Nissin Co., Ltd.
		September 1988	Manager of Hiroshima Branch
		March 1989	Director
		December 1989	Director and General Manager of Finance Department
		February 1991	Executive Director, Advice to Finance and System Information
		December 1992	Senior Executive Director and Head of Sales & Marketing Control
		October 1996	Representative Senior Executive Director and General Manager of Tokyo Branch Office, Advice to Sales & Marketing Control
		April, 1998	Representative Senior Executive Director and Head of Sales & Marketing Control
		June 2000	President and Representative Director, and Head of Sales & Marketing Control
		March 2004	Representative Director of Shuho Ltd. (current position)
		July 2005	President and Representative Director and Executive Officer
		June 2006	Chairman and Representative Director and Co-CEO (current position)

Position
Name	(Executive Officer
(Date of Birth)	Position)	Business Career
Shinsuke Amiya (October 3, 1957)	President, Representative Director and Co-CEO	June 1994	Joined Merrill Lynch Securities Inc. (currently Merrill Lynch Japan Securities Co., Ltd.)
		June 2003	Director and Head of Investment Banking Group
		March 2005	Vice-Chairman and Head of Investment Banking Group
		May 2006	Joined Nissin Co., Ltd.
Special Advisor
		June 2006	President and Representative Director and Co-CEO (current position)

Hideo Sakioka (1) (2) (May 14, 1928)	Director and Advisor	August 1953 May 1960	Started money lending business Founded Nissin Shoji Co., Ltd. (currently Nissin Co., Ltd.) President and Representative Director
		January 1980	Founded Nissin Building Co., Ltd. President and Representative Director
		March 1989	Representative Director of Shuho Ltd.
		June 2000	Chairman and Representative Director
		May 2001	President and Representative Director of Nissin Building Co., Ltd. (current position)
		January 2004	Director of Nissin Servicer Co., Ltd. (current position)
		June 2006	Director and Advisor (current position)

Hitoshi Higaki (December 14, 1959)	Senior Executive Director and Executive Officer (Head of Group Strategy)	November 1983 March 1994	Joined Nissin Co., Ltd. General Manager of Accounting Department and Finance Department
		June 1994	Director and General Manager of General Affairs Department
		May 1995	Director, General Manager of Corporate Planning Department and Accounting Department
		June 1996	Director and General Manager of Corporate Planning Department, Advice to Accounting Department
		June 2000	Executive Director and General Manager of Corporate Planning Department
		April 2003	Executive Director and Head of Operations Control
		July 2004	Concurrently General Manager of Corporate Planning Department
		August 2004	Statutory Auditor of Venture Link Co., Ltd. (current position)
		July 2005	Senior Executive Director and Executive Officer
		June 2006	Senior Executive Director, Executive Officer and Head of Group Strategy (current position)

Toshioki Otani (December 22, 1970)	Executive Director and Executive Officer (Head of Sales & Marketing)	April 1994 September 1995 July 2000	Joined Nissin Co., Ltd. Manager of Kumamoto Branch General Manager of Finance Department
		January 2001	General Manager of Finance Department and Business Development Department
		April 2002	General Manager of Eastern Japan Sales Department
		June 2002	Director
		April 2003	Director and General Manager of Business Development Department
		November 2003	President and Representative Director of NIS Lease Co., Ltd. (current position)
		July 2004	Director and Deputy Head of Sales & Marketing and General Manager of Business Development Department
		July 2005	Executive Director, Executive Officer and Head of Sales & Marketing and General Manger of Sales Department
		November 2005	Concurrently General Manager of Osaka Branch Office
		June 2006	Executive Director, Executive Officer and Head of Sales & Marketing (current position)

Position
Name	(Executive Officer
(Date of Birth)	Position)	Business Career
Akihiro Nojiri (November 15, 1968)	Executive Director and Executive Officer (Head of Operations Control)	April 1991 August 2003	Joined Ministry of Finance Joined Nissin Co., Ltd. General Manager, Assistant to President
		June 2004	Director
		July 2004	Director and General Manager of Finance Department
		July 2005	Executive Director, Executive Officer and General Manager of Finance Department
		February 2006	Executive Director, Executive Officer and Head of Operations Control (current position)

Yunwei Chen (January 16, 1969)	Executive Director and Executive Officer (General Manager of Investor Relations Department and Officer-in-Charge East Asia Region)	April 1998 April 2001 September 2002 April 2003	Joined Nissin Co., Ltd. Manager of Corporate Planning Department 2nd Section Concurrently Assistant General Manager of Corporate Planning Department General Manager of Investor Relations Department
		June 2003	Director
		July 2004	Chairman of Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd. (currently renamed to Nissin Leasing (China) Co., Ltd.) (current position)
		July 2005	Executive Director, Executive Officer, General Manager of Investor Relations Department and Officer-in-Charge East Asia Region (current position)

Keishi Ishigaki (April 3, 1971)	Director and Executive Officer (Deputy Head of Sales & Marketing and Sales & Marketing Group Manager)	April 1995 April 1996 April 2001 April 2002	Joined Nissin Co., Ltd. Manager of Koriyama Branch General Manager of Finance Department General Manager of Osaka Branch Office and Western Japan Sales Department
		June 2002	Director
		April 2003	Director and General Manager of Finance Department
		July 2004	Director and General Manager, Advice to Sales & Marketing Control Division
		August 2004	Director of Venture Link Co., Ltd. (current position)
		July 2005	Concurrently Executive Officer
		June 2006	Director, Executive Officer, Deputy Head of Sales & Marketing and Sales & Marketing Group Manager (current position)

Katsutoshi Shimizu (April 9, 1954)	Director and Executive Officer (Deputy Head of Sales & Marketing, Real Estate Business Group Manager and General Manager of Real Estate Business Control Department)	April 1999 October 2002 June 2003 January 2004 March 2004 September 2005	Joined RISA Partners, Inc.
Director
Joined A-MAX Corporation
Director
Joined Nissin Servicer Co., Ltd.
Director and General Manager of Credit Screening Department
Director and General Manager of Asset Management Department
Director, Advice to Asset Management Department
(current position)
Joined Nissin Co., Ltd.
General Manager of Real Estate Business Control Department
		February 2006	Concurrently Executive Officer
		June 2006	Director, Executive Officer, Deputy Head of Sales & Marketing, Real Estate Business Group Manager and General Manager of Real Estate Business Control Department (current position)

Position
Name	(Executive Officer
(Date of Birth)	Position)	Business Career
Akira Imaki (February 15, 1949)	Director and Executive Officer (Deputy Head of Sales & Marketing and Strategic Business Development Group Manager)	October 2003 September 2004 October 2005	Joined Capital Partners Securities Co., Ltd.
Managing Director of Investment Banking Division
Joined Mercer Human Resource Consulting LLC.
Joined Nissin Co., Ltd.
General Manager, Assistant to President, Sales & Marketing Control Division
		April 2006	Concurrently Executive Officer
		June 2006	Director, Executive Officer, Deputy Head of Sales & Marketing and Strategic Business Development Group Manager (current position)

Hidenori Nakagawa (3) (November 20, 1967)	Director (Outside)	April 1992	Registered Daiichi Tokyo Bar Association Joined the Law offices of Nagashima & Ohno (currently the Law offices of Nagashima Ohno & Tsunematsu)
		September 1999	Joined Merrill Lynch Securities Inc. (currently Merrill Lynch Japan Securities Co., Ltd.)
		June 2004	Joined TMI Associates as a Partner (current position)
		June 2006	Outside Director (current position)

Yoshiki Kishimura (August 25, 1944)	Statutory Auditor (Standing)	May 1980 February 2001	Joined Sanyo Shinpan Finance Co., Ltd. Joined Nissin Co., Ltd.
Corporate Adviser of Finance Department
		June 2003	Statutory Auditor (current position)
		August 2004	Statutory Auditor of Venture Link Co., Ltd. (current position)

Akio Sakioka (2) (September 22,1950)	Statutory Auditor (Standing)	March 1971 January 1976	Joined Nissin Co., Ltd. Manager of Takamatsu Branch
		April 1984	Director
		July 1994	Executive Director and General Manager of Tokyo Office
		October 1996	Executive Director and General Manager of Finance Department
		October 2000	Executive Director, Advice to Business Audit Department
		June 2002	Retired from Director
Statutory Auditor (current position)

Isao Narimatsu(4) (July 6, 1949)	Statutory Auditor (Outside)	April 1979 July 1981	Joined Miyata Certified Public Tax Accountant Office Opened Isao Narimatsu Certified Public Tax Accountant Office
		June 2001	Statutory Auditor (current position)

Katsuhiko Asada (4) (February 10, 1955)	Statutory Auditor (Outside)	October 1979	Joined Arthur Andersen Tokyo Office (currently KPMG AZSA & Co.)
		September 1985	Opened Katsuhiko Asada Certified Public Accountant Firm
		December 2001	Opened Konishi & Asada Certified Public Accountant Firm
		June 2004	Statutory Auditor (current position)

(1)	Kunihiko Sakioka is the second son of Hideo Sakioka.

(2)	Akio Sakioka is the nephew of Hideo Sakioka.

(3)	Hidenori Nakagawa is a Director assigned from outside the Group pursuant to Article 2-15 of the Corporate Law.

(4)	Isao Narimatsu and Katsuhiko Asada are Statutory Auditors assigned from outside the Group pursuant to Article 2-16 of the Corporate Law.

B.	Compensation.
     The aggregate compensation to our directors and statutory auditors as a group for the year ended March 31, 2006 was ¥579 million, which included ¥392 million for their services as directors and statutory auditors, ¥82 million as compensation to the directors as our employees and ¥105 million in bonuses.
     Previously, in accordance with customary Japanese business practices, a retiring director or statutory auditor would receive a lump-sum retirement payment, which amount was reserved, subject to the approval of the general meeting of shareholders. However, all of our retirement plans have been terminated and retirement liabilities as of termination date are now paid at the time of retirement. During the year ended March 31, 2006, we did not make any retirement payments to any director or statutory auditor. As of March 31, 2006, the balance of our retirement liability for our directors and statutory auditors was ¥382 million.
     During the year ended March 31, 2006, we issued stock options exercisable for a total of 1,920,000 shares to directors and statutory auditors in connection with our July 2005 and March 2006 stock option plans. During the same year, our directors and statutory auditors exercised, as a group, stock options for a total of 4,608,000 shares at a total price of ¥194 million. For a description of our stock option plans, see Item 6.E of this annual report on Form 20-F.
C. Board Practices.
     The following table shows the terms of office of our directors and statutory auditors and certain other information:

		Start of	Expiration of
Name	Start of first term	current term	current term
Directors:
Kunihiko Sakioka	March 1989	June 2006	June 2007
Shinsuke Amiya	June 2006	June 2006	June 2007
Hideo Sakioka	May 1960	June 2006	June 2007
Hitoshi Higaki	June 1994	June 2006	June 2007
Toshioki Otani	June 2002	June 2006	June 2007
Akihiro Nojiri	June 2004	June 2006	June 2007
Yunwei Chen	June 2003	June 2006	June 2007
Keishi Ishigaki	June 2002	June 2006	June 2007
Katsutoshi Shimizu	June 2006	June 2006	June 2007
Akira Imaki	June 2006	June 2006	June 2007
Hidenori Nakagawa (1)	June 2006	June 2006	June 2007

Statutory Auditors:
Yoshiki Kishimura	June 2003	June 2003	June 2007
Akio Sakioka	June 2002	June 2005	June 2009
Isao Narimatsu (2)	June 2001	June 2004	June 2008
Katsuhiko Asada (2)	June 2004	June 2004	June 2008

(1)	Outside director pursuant to the Article 2-15 of the Corporate Law.

(2)	Outside statutory auditors pursuant to the Article 2-16 of the Corporate Law.

Board of Directors
     Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for not more than twelve directors. Directors are elected at a general meeting of shareholders, and the normal term of office of directors is one year, although they may serve any number of consecutive terms. The board of directors elects one or more representative directors, who have the authority individually to represent us. The board of directors elects one president and may also elect from among its members a chairman of the board of directors, one or more executive vice presidents, senior executive directors and executive directors. Our executive officers serve at the discretion of the board of directors.
     None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
Board of Statutory Auditors
     Our articles of incorporation provide for not more than four statutory auditors, and the Japanese Corporate Law sets the minimum at three for large companies, including us, and that, at least 50% of statutory auditors must be from outside our company. Statutory auditors are elected at a general meeting of shareholders, and the normal term of office of a statutory auditor is four years, although they may serve any number of consecutive terms. Statutory auditors are under a statutory duty to review the administration of our affairs by the directors and to examine our financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders. Statutory auditors also have a statutory duty to provide their report to the board of statutory auditors, which must submit its auditing reports to the board of directors. They have the duties to attend meetings of the board of directors and to express their opinions, but they are not entitled to vote. The statutory auditors elect from among themselves one or more standing auditors who serve on a full-time basis. See Exhibit 1.4 to this annual report on Form 20-F for our regulations of our board of statutory auditors.
Independent Registered Public Accounting Firm
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
     The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by us:

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	Under the Corporate Law effective as of May 1, 2006, Japanese joint stock corporations are permitted to choose between the traditional corporate governance system based on a board of statutory auditors (the “statutory auditor system”) and a corporate governance system based on committees (the “committee system”). The vast majority of Japanese companies employ the statutory auditor system. For Japanese companies with the statutory auditor system, including us, the Corporate Law of Japan has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the statutory auditors, who are separate from the company’s management. Pursuant to the Corporate Law which came into effect as of May 1, 2006, Japanese companies with a board of statutory auditors, including us, are required to have at least 50% of our statutory auditors be outside statutory auditors who must meet independence requirements under the Corporate Law, by which he or she must have not served as a director, accounting officer (kaikei-sanyo), executive officer, manager or any other employee of the company or any of its subsidiaries. Currently, we have two outside statutory auditors.

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.	As discussed above, we employ the statutory auditor system. Under this system, the board of statutory auditors is a legally separate and independent body from the board of directors.

The function of the board of statutory auditors is similar to that served by independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by our independent public accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders.

Japanese companies with a board of statutory auditors, including us, are required to have at least three statutory auditors. Currently, we have four statutory auditors. The term of each statutory auditor is four years. In contrast, the term of each director is one year.

Since July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees became applicable to foreign private issuers, we have relied on an exemption under that rule, which is available to foreign private issuers with boards of statutory auditors meeting certain criteria. We make disclosure regarding such reliance in Item 16D of this annual report on Form 20-F.

A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.	Directors are elected at a meeting of shareholders. The board of directors does not have the power to fill vacancies in the board.

Statutory auditors are also elected at a meeting of shareholders. Under the Corporate Law, a proposal to a meeting of shareholders by our board of directors to elect a statutory auditor must be approved by a resolution of its board of statutory auditors. The board of statutory auditors is empowered to adopt a resolution requesting that our directors submit a proposal for election of a statutory auditor to a meeting of shareholders. Statutory auditors have the right to state their opinion concerning election and resignation of a statutory auditor at the meeting of shareholders.

Corporate Governance Practices Followed	Corporate Governance Practices Followed
by NYSE-listed U.S. Companies	by Us
A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	We determine the compensation for our directors and statutory auditors pursuant to the statutory auditor system, which we employ. Unless otherwise provided in our articles of incorporation, total amounts of compensation for our directors and statutory auditors are respectively proposed to, and voted on, a meeting of shareholders. Our articles of incorporation do not provide for such total amounts. Once the proposals for the total amounts of compensation are approved at the meeting of shareholders, our board of directors allocates the total amount for the directors among its members and among our statutory auditors, unless there is a resolution at the shareholders’ meeting or a provision in the articles of incorporation relating to allocation of compensation, for the statutory auditors to allocate the total amount among themselves.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Corporate Law, new share subscription rights as stock options granted to directors and employees are not deemed to be an issuance of new share subscription rights with specifically favorable conditions, even if the stock options are issued at no charge, since a company would receive benefits from the issuance by enhancing their incentives for services. While we are not required to obtain shareholder approval for any stock option to be issued to our directors and employees, we must obtain shareholder approval for stock options if the options are to be issued as compensation for our directors and statutory auditors.

A NYSE-listed U.S. company must have an internal audit function, which must be the sole responsibility of the audit committee and may not be allocated to a different committee.	As discussed above, we employ the statutory auditor system. Under this system, our internal audit function is maintained by the Internal Audit Department. The Internal Audit Department is separate from the board of statutory auditors, and reports directly to our president.

D. Employees.
     Our employees are mainly located in Japan. The following table shows the number of our full-time, part-time and temporary employees at the end of the each of the years indicated:

	As of March 31,
	2004	2005	2006
Full-time:
Integrated financial services (1)	811	759	924
Loan servicing	40	59	74

Sub-total	851	818	998
Part-time (2)	87	89	101
Temporary (3)	181	181	198

Total	1,119	1,088	1,297

(1)	Includes the number of full-time employees engaged in other businesses, which was 2 at March 31, 2004, 33 at March 31, 2005 and 23 at March 31, 2006.

(2)	The average number of part-time employees was 94 for the year ended March 31, 2004, 85 for the year ended March 31, 2005 and 100 for the year ended March 31, 2006.

(3)	Temporary employees are employees dispatched from personnel agencies.
     We have never experienced any labor disputes and consider our labor relations to be excellent. None of our employees are members of a trade union or participate in any collective bargaining organizations.
     We consider our levels of remuneration, fringe benefits, working conditions and other allowances, which include lump-sum payments, to be generally competitive with those offered in Japan by other enterprises in our industry. Our employees normally must retire when they reach 60 years of age. We terminated all of our sponsored pension and retirement plans, and now only participate in the mandatory fully-funded contributory funded plan under the Japanese Welfare Pension Insurance Law.
E. Share Ownership.
Share Ownership by Directors and Statutory Auditors
     The following table provides information about our directors, who include our senior management, and statutory auditors. The shareholdings of certain directors in the table below overlap to the extent that multiple individuals may be deemed to share beneficial ownership over the same shares:

				Percentage of
			Number of Shares	Common Stock
			Beneficially	Outstanding as of
			Owned as of	March 31,
Name	Position	Date of Birth	March 31, 2006 (1)	2006 (2)
Directors:
Kunihiko Sakioka	Chairman, Representative Director and Co-CEO	January 10, 1962	753,987,732 (3)	27.6% (3)
Shinsuke Amiya	President, Representative Director and Co-CEO	October 3, 1957	— (5)	—(5)
Hideo Sakioka	Director and Advisor	May 14, 1928	743,074,044 (4)	27.2 (4)

				Percentage of
			Number of Shares	Common Stock
			Beneficially	Outstanding as of
			Owned as of	March 31,
Name	Position	Date of Birth	March 31, 2006 (1)	2006 (2)
Hitoshi Higaki	Senior Executive Director and Executive Officer	December 14, 1959	7,843,128	*
Toshioki Otani	Executive Director and Executive Officer	December 22, 1970	3,662,308	*
Akihiro Nojiri	Executive Director and Executive Officer	November 15, 1968	682,120	*
Yunwei Chen	Executive Director and Executive Officer	January 16, 1969	3,269,116	*
Keishi Ishigaki	Director and Executive Officer	April 3, 1971	3,003,160	*
Katsutoshi Shimizu	Director and Executive Officer	April 9, 1954	96,000	*
Akira Imaki	Director and Executive Officer	February 15, 1949	—	—
Hidenori Nakagawa	Director (Outside)	November 20, 1967	—	—

Statutory Auditors:
Yoshiki Kishimura	Statutory Auditor (Standing)	August 25, 1944	2,001,664	*
Akio Sakioka	Statutory Auditor (Standing)	September 22, 1950	24,620,032	*
Isao Narimatsu	Statutory Auditor (Outside)	July 6, 1949	768,000	*
Katsuhiko Asada	Statutory Auditor (Outside)	February 10, 1955	144,000	*

(1)	As adjusted for our April 2006 stock split.

(2)	Asterisks indicate beneficial ownership of less than 1%.

(3)	Comprised of 89,610,440 over which Kunihiko Sakioka has sole voting and dispositive power; 335,702,016 shares held by Nissin Building Co., Ltd. (“Nissin Building”) over which Kunihiko Sakioka may be deemed to share beneficial ownership with Hideo Sakioka and voting or dispositive power with Michimasa Sakioka and Midori Moriyama; and 328,675,276 shares held by Shuho Ltd. (“Shuho”) over which Kunihiko Sakioka may be deemed to share voting or dispositive power with Hideo Sakioka. Exclude shareholdings of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 1,022,230,316 shares, or 37.4% of our outstanding shares of common stock, as of March 31, 2006.

(4)	Comprised of 78,696,752 shares over which Hideo Sakioka has sole voting and dispositive power; 335,702,016 shares held by Nissin Building over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 328,675,276 shares held by Shuho over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka. Exclude shareholding of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 1,022,230,316 shares, or 37.4% of our outstanding shares of common stock, as of March 31, 2006.

(5)	In June 2006, Shinsuke Amiya acquired 1,000,000 shares from Shuho. As a result, the number of shares beneficially owned by Kunihiko Sakioka and Hideo Sakioka decreased by 1,000,000 shares, respectively.
     As of March 31, 2006, our directors and statutory auditors, as a group, owned 878,774,012 shares of common stock, if the shares of Nissin Building and Shuho are included, representing 32.2% of our outstanding common stock. Other than Kunihiko Sakioka and Hideo Sakioka, whose holdings are disclosed above, no director or statutory auditor owned 1% or more of our shares.

Stock Option Plans
     We have the following stock option plans, where upon exercise of stock options we grant to directors and employees a specified number of shares:

•	March 2006 Stock Option Plan: We granted options exercisable for a total of 1,920,000 shares at a purchase price per share of ¥131 to 28 of our directors and employees and those of our subsidiaries and affiliates on March 23, 2006. These are exercisable until March 31, 2009.

•	July 2005 Stock Option Plan: We granted stock options exercisable for a total of 14,400,000 shares at a purchase price per share of ¥58 to 251 of our directors and employees and those of our subsidiaries and affiliates on July 15, 2005. These are exercisable until July 31, 2008.

•	April 2005 Stock Option Plan: We granted stock options exercisable for a total of 7,142,400 shares at a purchase price per share of ¥67 to 120 of our employees and those of our subsidiaries and affiliates on April 21, 2005. These are exercisable until April 30, 2008.

•	January 2005 Stock Option Plan: We granted stock options exercisable for a total of 768,000 shares at a purchase price per share of ¥55 to 9 of our employees on January 20, 2005. These are exercisable until January 31, 2008.

•	July 2004 Stock Option Plan: We granted stock options exercisable for a total of 63,936,000 shares at a purchase price per share of ¥53 to 1,149 of our directors and employees and those of our subsidiaries and affiliates on July 15, 2004. These are exercisable until July 31, 2007.

•	July 2003 Stock Option Plan: We granted stock options exercisable for a total of 25,920,000 shares at a purchase price per share of ¥28 to 183 of our directors and employees and those of our subsidiaries and affiliates on July 16, 2003. These are exercisable until July 31, 2006.
     Under the Corporate Law, we are not required to obtain shareholder approval for issuance of stock options to our directors and employees; however, we must obtain shareholder approval for issuance of stock options to our directors as compensation for their services. A resolution adopted at our general shareholders’ meeting on June 24, 2006 allowed us to issue stock options for up to a maximum annual total of 30,000,000 shares to our directors as compensation, separately from the revised amount of directors’ compensation.

     The following table shows the stock options exercisable by our directors and statutory auditors as of March 31, 2006:

		Number of shares
		issuable upon exercise
		of stock options as of
Name	Position	March 31, 2006
Directors:
Kunihiko Sakioka	Chairman, Representative Director and Co-CEO	160,000
Shinsuke Amiya	President, Representative Director and Co-CEO	—
Hideo Sakioka	Director and Advisor	—
Hitoshi Higaki	Senior Executive Director and Executive Officer	—
Toshioki Otani	Executive Director and Executive Officer	160,000
Akihiro Nojiri	Executive Director and Executive Officer	544,000
Yunwei Chen	Executive Director and Executive Officer	544,000
Keishi Ishigaki	Director and Executive Officer	—
Katsutoshi Shimizu	Director and Executive Officer	424,000
Akira Imaki	Director and Executive Officer	120,000
Hidenori Nakagawa	Director	—

Statutory Auditors:
Yoshiki Kishimura	Statutory Auditor	544,000
Akio Sakioka	Statutory Auditor	—
Isao Narimatsu	Statutory Auditor	160,000
Katsuhiko Asada	Statutory Auditor	448,000

		3,104,000

Employee Stock Purchase Plan
     Our full-time employees are eligible to participate in our employee shareholders’ association, which purchases our shares with contributions from our employees deducted from their salaries. As of March 31, 2006, the association owned 26,482,212 shares of common stock. We provide a 10% subsidy in cash on top of the contribution of any employee who has participated in the association for less than a year and 13% subsidy for those who have participated for one year or longer. The board of our employee shareholders’ association makes decisions as to how to vote all of its shares.

Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding common stock as of March 31, 2006. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in “Reporting Requirements of Shareholders — Report of Substantial Shareholdings” in Item 10.B of this annual report on Form 20-F, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and U.S. Securities and Exchange Commission. The shareholdings of the major shareholders in the table below overlap to the extent that multiple individuals may be deemed to share beneficial ownership over the same shares:

	Number of Shares	Percentage of
	of Common Stock	Common Stock
	Owned as of	Outstanding as of
Shareholders	March 31, 2006 (5)	March 31, 2006 (5)
Kunihiko Sakioka (1) (5) (6)	753,987,732	27.6%
Hideo Sakioka (2) (5) (6)	743,074,044	27.2
Midori Moriyama (3) (5)	375,476,120	13.7
Michimasa Sakioka (4) (5)	371,956,836	13.6

(1)	Comprised of 89,610,440 shares over which Kunihiko Sakioka has sole voting and dispositive power; 335,702,016 shares held by Nissin Building over which Kunihiko Sakioka may be deemed to share beneficial ownership with Hideo Sakioka and voting or dispositive power with Michimasa Sakioka and Midori Moriyama; and 328,675,276 shares held by Shuho, over which Kunihiko Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka.

(2)	Comprised of 78,696,752 shares over which Hideo Sakioka has sole voting and dispositive power; 335,702,016 shares held by Nissin Building over which Hideo Sakioka may be deemed to share voting and dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 328,675,276 shares held by Shuho, over which Hideo Sakioka may be deemed to share voting and dispositive power with Kunihiko Sakioka.

(3)	Comprised of 39,774,104 shares over which Midori Moriyama has sole voting and dispositive power; and 335,702,016 shares held by Nissin Building over which Midori Moriyama may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Michimasa Sakioka.

(4)	Comprised of 36,254,820 shares over which Michimasa Sakioka has sole voting and dispositive power; and 335,702,016 shares held by Nissin Building over which Michimasa Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Midori Moriyama.

(5)	Exclude shareholding of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 1,022,230,316 shares, or 37.4% of our outstanding shares of common stock, as of March 31, 2006.

(6)	In June 2006, Shinsuke Amiya, our president, representative director and Co-CEO, acquired 1,000,000 shares from Shuho. As a result, the number of shares beneficially owned by Kunihiko Sakioka and Hideo Sakioka decreased by 1,000,000 shares, respectively.
     According to our register of shareholders, as of March 31, 2006, 31 shareholders of record with addresses in the United States held 1.95% of our outstanding common stock.
     To our knowledge, we are not directly or indirectly owned or controlled by any government. We know of no arrangements the operation of which may at a later time result in a change of control of us. Our major shareholders have the same voting rights as other holders of our common stock. There were no major changes in our major shareholders between March 31, 2004 and March 31, 2006.

B. Related Party Transactions.
     Except as described below, during the period beginning April 1, 2003 through the date of this annual report on Form 20-F, there has been no material transaction with or loan between us or any of our subsidiaries and:
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
Transactions with Our Directors, Corporate Officers, Statutory Auditors or Companies with Whom They Have a Relationship
Transactions with Shuho
     As of March 31, 2006, members of the Sakioka family owned 100% of Shuho. We received insurance agency services from this entity prior to the year ended March 31, 2005. We also lease office space to this entity. The following table shows transactions with this entity for the years ended March 31, 2004, 2005 and 2006.

	Year ended March 31,
	2004	2005	2006
	(in millions)
Insurance paid	¥1	¥—	¥—
Rent income received	1	1	1
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
Transactions with Nissin Building
     As of March 31, 2006, members of the Sakioka family owned 93.3% of Nissin Building. We lease office space and parking lots to this entity. The following table shows transactions with this entity for the years ended March 31, 2004, 2005 and 2006.

	Year ended March 31,
	2004	2005	2006
	(in millions)
Rent income received	¥2	¥2	¥1
     The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.
Transactions with Susumu Sakioka
     Susumu Sakioka is the cousin of Kunihiko Sakioka, our chairman, representative director and Co-CEO. On March 18, 2004, we received ¥117 million from Susumu Sakioka in connection with his purchase of a 90% equity interest in Big Apple, our subsidiary. The purchase price was determined based on a third-party market value assessment.

Transactions with Our Principal Shareholders or Affiliates
Transactions with Ascot
     We paid commissions on customer referrals of ¥35 million to Ascot during the year ended March 31, 2004. We formerly held 25% of Ascot, previously an affiliate. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.
Transactions with Shinsei Business Finance
     As of March 31, 2006, we owned 25% of Shinsei Business Finance; however, our interest in Shinsei Business Finance became less than 20% as of April 14, 2006. The following table shows transactions with this entity for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
	(in millions)
Commissions on customers referral paid	¥11	¥32	¥13
Agency commissions received	16	13	4
Loan guarantee fees received	90	316	467
Bank loan guarantee fees received	6	34	9
     The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.
Transactions with Webcashing.com
     As of March 31, 2006, we owned 38% of Webcashing.com. We subsequently sold our entire interest in Webcashing.com on September 5, 2006. The following table shows transactions with this entity for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
	(in millions)
Commissions on customers referral paid	¥291	¥205	¥151
Advertising expenses and other fees paid	10	175	518
Proceeds from sale of equipment and software	22	—	—
     The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.

Transactions with Chuo Mitsui Finance Service
     As of March 31, 2006, we owned 30% of Chuo Mitsui Finance Service. The following table shows transactions with this entity for the years ended March 31, 2005 and 2006:

	Year ended March 31,
	2005	2006
	(in millions)
Commissions on customers referral paid	¥—	¥9
Loan guarantee fees received	—	26
Bank loan guarantee fees received	—	11
     In addition, for the year ended March 31, 2005, we paid commissions on customers referral of ¥6 thousand, and received loan guarantee fees of ¥6 thousand and bank loan guarantee fees of ¥29 thousand. The terms of these transactions were determined in reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for the equivalent transactions.
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
Dividend Policy
Cash Dividends
     Historically we have paid cash dividends twice per year. Our board of directors recommends the year-end dividend to be paid following the end of each fiscal year, subject to approval by shareholders at the general meeting of shareholders held in June of each year. Our articles of incorporation now provide that the Board of Directors is authorized to decide distribution of dividends without shareholders’ approval pursuant to the requirement of the Corporate Law. Following the approval by resolution of our Board of Directors, we pay the year-end dividend to shareholders of record as of March 31 and semi-annual dividends to our shareholders of record as of September 30 in each year. In addition to these annual and semi-annual dividends, our Board of Directors may resolve the record date for interim dividends and distribute the profits to our shareholders as further explained in Item 10.B, Memorandum and Article of Association, “Rights of Our Shareholders — Rights with Respect to Distribution of Surplus, Stock Repurchase and Stock Splits — Dividends” below.

     The following table shows the year-end and interim dividends paid to shareholders of record of our common stock. “Dividends per share (As adjusted)” presents each dividend payments as adjusted to reflect the 2-for-1 stock split that took effect on May 21, 2002, the 2-for-1 stock split that took effect on May 20, 2003, the 2-for-1 stock split that took effect on May 20, 2004, the 2-for-1 stock split that took effect on November 19, 2004, the 1.2-for-1 stock split that took effect on May 20, 2005, the 2-for-1 stock split that took effect on November 18, 2005, and the 2-for-1 stock split that took effect on April 1, 2006:

	Dividends per	Dividends per
	share	share
Record Date	(Actual)	(As adjusted)
September 30, 2001 (interim)	¥12.50	¥0.16
March 31, 2002	12.50	0.16
September 30, 2002 (interim)	6.50	0.17
March 31, 2003	8.50	0.22
September 30, 2003 (interim)	3.75	0.20
March 31, 2004	4.75	0.25
September 30, 2004 (interim)	1.375 (1)	0.29
March 31, 2005	2.50	0.52
September 30, 2005 (interim)	1.00 (2)	0.50
March 31, 2006	1.10	0.55

(1)	Adjusted to reflect the 2-for-1 stock split that took effect on November 19, 2004. The actual interim dividend payment per share was ¥2.75.

(2)	Adjusted to reflect the 2-for-1 stock split that took effect on November 18, 2005. The actual interim dividend payment per share was ¥2.00.
     We presently intend to continue to pay cash dividends, generally on a semi-annual basis, and to provide a stable level of dividends to our shareholders. Since the year ended March 31, 2005, in order to reflect consolidated results as an indicator for our business performance, we have a dividend policy to maintain a dividend payout ratio of 30% on a consolidated net income basis. The declaration and payment of dividends, however, depend on our future earnings, financial condition and other factors, including statutory and other restrictions on the payment of dividends.
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
     There are generally no U.S. or Japanese governmental restrictions on the distribution of dividends to our shareholders.
Stock Repurchases
     The following table shows information about our repurchases, net of distributions in the past:

	Number of	Aggregate			Number of	Net aggregate
	repurchased	repurchase	Number of	Aggregate	repurchased	purchase
Year ended/ending March 31,	shares	price	shares sold	sale price	shares, net	price
		(in million)		(in million)		(in million)
2002	15,409,304	¥347	—	¥—	15,409,304	¥347
2003	103,710,180	2,493	768,000	20	102,942,180	2,473
2004	57,671,212	1,209	12,867,840	338	44,803,372	871
2005	28,096	1	30,291,840	909	(30,263,744)	(908)
2006	37,502	2	52,833,762	2,209	(52,796,260)	(2,207)
2007 (through August 31, 2006)	1,291	—	9,245,120	362	(9,243,829)	(362)
     Our article of incorporation permits us to repurchase our shares by resolution of our Board of Directors. The repurchased shares are sold to directors and employees upon exercises of their new share subscription rights as stock options.

B. Significant Changes.
     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change since March 31, 2006, the date of our last audited financial statements.
Item 9. The Offer and Listing.
A. Offer and Listing Details.
Tokyo Stock Exchange
     The following table shows the reported high and low trading prices and the average daily trading volume of our common stock on the Tokyo Stock Exchange as adjusted to reflect the 2-for-1 stock split that took effect on May 21, 2002, the 2-for-1 stock split that took effect on May 20, 2003, the 2-for-1 stock split that took effect on May 20, 2004, the 2-for-1 stock split that took effect on November 19, 2004, the 1.2-for-1 stock split that took effect on May 20, 2005, the 2-for-1 stock split that took effect on November 18, 2005, and the 2-for-1 stock split that took effect on April 1, 2006:

			Average Daily
			Trading
	Price Per Share		Volume
Year ended/ending March 31,	High	Low	(in shares)
2002	¥38	¥19	5,053,996
2003	30	19	4,838,764
2004	48	20	6,692,160

2005	69	34	9,489,400
First Quarter	47	34	10,660,076
Second Quarter	53	45	9,501,044
Third Quarter	54	44	7,326,084
Fourth Quarter	69	51	10,486,356

2006	154	50	31,057,455
First Quarter	64	50	8,539,338
Second Quarter	83	52	15,323,019
Third Quarter	154	70	62,482,161
Fourth Quarter	145	100	38,401,184

2007	131	77	19,311,997
First Quarter	131	77	19,311,997

			Average Daily
			Trading
	Price Per Share		Volume
Calendar month	High	Low	(in shares)
January 2006	¥145	¥109	48,724,011
February 2006	139	100	35,189,920
March 2006	135	105	32,405,345
April 2006	131	107	18,603,805
May 2006	117	88	20,342,990
June 2006	98	77	19,018,541
July 2006	91	52	36,152,225
August 2006	82	62	27,902,736

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
     On September 27, 2006, the closing price of our shares on the Tokyo Stock Exchange was ¥75 per share. The following table shows selected daily price limits for a stock on the Tokyo Stock Exchange:

				Maximum daily
	Previous day’s closing price or special quote			price movement

		Less than	¥100	¥30
Over	¥100	Less than	200	50
Over	200	Less than	500	80
Over	500	Less than	1,000	100
New York Stock Exchange
     The current ADS/share ratio is one ADS per ten shares of our common stock. The following table indicates the trading price of our American Depositary Shares on the New York Stock Exchange:

			Average Daily
			Trading
	New York Stock Exchange price		Volume of
	per ADS		ADSs
Year ended/ending March 31,	High	Low
2003(since August 2, 2002)	$1.89	$1.56	14,089
2004	4.76	1.66	6,202

2005	4.33	3.03	4,629
First Quarter	4.33	3.03	8,504
Second Quarter	4.81	4.14	2,880
Third Quarter	5.41	4.09	3,550
Fourth Quarter	6.29	4.85	5,167

2006	14.69	4.50	10,345
First Quarter	5.74	4.51	2,555
Second Quarter	7.50	4.50	2,971
Third Quarter	14.69	6.13	15,596
Fourth Quarter	12.72	8.69	20,661

2007	11.00	6.64	5,589
First Quarter	11.00	6.64	5,589

			Average Daily
			Trading
	New York Stock Exchange price		Volume of
	per ADS		ADSs
	High	Low
Calendar Month
January 2006	$12.72	$9.86	40,900
February 2006	11.71	9.00	14,347
March 2006	11.20	8.69	8,278
April 2006	11.00	9.35	4,547
May 2006	10.05	7.77	5,736
June 2006	8.58	6.64	6,341
July 2006	7.39	4.88	6,605
August 2006	7.38	5.41	12,417
     The table above has been adjusted to reflect the 2-for-1 stock split that took effect on May 20, 2004, the 2-for-1 stock split that took effect on November 19, 2004, the 1.2-for-1 stock split that took effect on May 20, 2005, the 2-for-1 stock split that took effect on November 18, 2005, and the 2-for-1 stock split that took effect on April 1, 2006.
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
D. Selling Shareholders.
     Not applicable.
E. Dilution.
     Not applicable.
F. Expenses of the Issue.
     Not applicable.

Item 10. Additional Information.
A. Share Capital.
     Not required.
B. Memorandum and Articles of Association.
Purposes in Our Article of Incorporation
     Article 2 of the Article of Incorporation states our purposes as follows:
•	Consumer credit business, enterprise credit business, and financial mediation, guarantee and agency of these;

•	Credit management and collection business;

•	The business of leasing, rental , buying and purchasing (including buying and purchasing by installments), and managing all types of movable estate;

•	The buying and selling, exchange, rental, mediation, appraisement, management, possession and operation of real estate;

•	Civil engineering, building work and contracting business;

•	The buying and selling, mediation, commissioning or agency of securities;

•	Non-life insurance agent business, business related to the offering of life insurance, and insurance agent business based on the Automobile Liability Security Law;

•	Investment and management consultancy business for enterprises;

•	Business agency for rental contracts for corporate housing, offices and parking space and sales contracts;

•	The business of supplying temporary labor;

•	Importing and exporting products and distribution business;

•	Collection agency business;

•	Computing work agency business;

•	Contracting for advertising and publicity;

•	Factoring business;

•	Development and distribution of computer software;

•	Distribution of computers and peripherals devices;

•	Management and rental of sports facilities;

•	Office work agency business such as enterprise accounting or labor services

•	Internet provider business;

•	Internet advertising and publicity business;

•	Mediation of money borrowing and lending using the Internet;

•	Business related to the planning and development of Internet software and the commissioning of its production, as well as consulting business related to these;

•	Business related to general bridal services;

•	Business related to the planning, management and coordination of all types of events;

•	Business related to all types of training and courses for the acquisition of all types of licenses;

•	Planning and production of advertising and publicity, as well as advertising agency business;

•	Business of offering automobile inspection services; and

•	All business that is ancillary to each of the preceding items.

Provisions Regarding Our Directors
     There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Corporate Law of Japan, however, requires such director to refrain from voting on such matters at meetings of the board of directors.
     The Corporate Law provides that compensation for directors be determined at a general meeting of shareholders. Our board of directors will determine the compensation for each director without exceeding the upper limit on the aggregate amount of compensation for directors as a group approved by the shareholders’ meeting. Our board of directors may, by its resolution, leave this decision to the discretion of our president.
     The Corporate Law provides that the board of directors must approve significant loans from any third party to the company. Our regulations of the board of directors have adopted this policy.
     Neither the Corporate Law nor our articles of incorporation set a mandatory retirement age for our directors.
     There is no requirement concerning the number of shares an individual must hold to qualify as a director under the Corporate Law or our articles of incorporation.
Rights of Our Shareholders
     The Corporate Law which came into effect on May 1, 2006 allows (and the former Commercial Code allowed) a change in the number of authorized shares, or total number of shares issuable, in correspond to the ratio of a stock split upon approval by the Board of Directors. Pursuant to the Commercial Code, then in effect, on April 1, 2006 in accordance with a partial amendment of our articles of incorporation upon approval by the Board of Directors on December 20, 2005, the number of authorized shares was increased from 3,840 million shares to 7,680 million shares.
  Rights with Respect to Distribution of Surplus, Stock Repurchases and Stock Splits
     Dividends
     Under the Corporate Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). The Japanese Corporate Law permits a joint stock corporation to distribute Surplus to its shareholders any number of times per fiscal year, subject to certain limitations on the distributable profits as described in “Restriction on Distributions of Surplus”. Under the Corporate Law, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders, or by the Board of Directors if its articles of incorporations so provide and the following requirements are met:
(a)	The company employs independent certified public accountant and corporate governance system based on a board of statutory auditors or committees, and the normal term of office of directors is not longer than one year; and

(b)	non-consolidated annual financial statements and certain documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

     After the latest amendment of our articles of incorporation approved by the ordinary general meeting of shareholders held on June 24, 2006, our articles of incorporation provide that our Board of Directors is authorized to decide distributions of Surplus and we meet the relevant corporate governance requirements including one-year office term of directors. Therefore, our Board of Directors has the authority to decide to make future distributions of Surplus upon meeting the financial statements requirement of (b) above. When we distribute Surplus to shareholders, we have to set a record date so as to identify the shareholders (or pledgees) who are entitled for the dividends by way of the public announcement unless we set fixed record dates in our articles of incorporation. Our articles of incorporation provides that March 31 of each year shall be a fixed record date for the year-end dividends and September 30 of each year shall be a fixed record date for the semi-annual dividends, therefore we may distribute dividends to shareholders (or pledgees) appearing in the register of shareholders as of March 31 and September 30 of each year, respectively, pursuant to a resolution of our Board of Directors. Under our articles of incorporation, we are not obligated to pay any dividends left unclaimed for a period of three years after the date on which they first became payable. For information as to Japanese taxes on dividends, see “Japanese Tax Considerations” in Item 10.E of this annual report on Form 20-F.
     Dividends may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of our Board of Directors (or, if shareholder has no option to receive cash, a special resolution of shareholders meeting) authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. In case that a distribution in kind is authorized by a resolution of our Board of Directors, the approval by a special resolution of a general meeting of shareholders is required unless we grant a right to shareholders to receive such distribution in cash instead of in kind.
     Restriction on Distributions of Surplus
     When we make a distribution of Surplus, we must, until the aggregate amount of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital, set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
     A + B + C + D – (E + F + G)
     In the above formula:
“A”=	the total amount of ‘other additional paid-in capital (other than general additional paid-in capital)’ and ‘other retained earnings (other than legal reserve)’, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year;

“B”=	(if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

“C”=	(if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D”=	(if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E”=	(if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F”=	(if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed;

“G”=	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the amount set aside in our additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.

     The amount of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:
(a)	the book value of our treasury stock;

(b)	the amount of consideration for our treasury stock disposed of by us after the end of the last fiscal year; and

(c)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of good will and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our non-consolidate balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
     If we have become at our option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount (if the amount is zero or below zero, zero) of (x) the total amount of shareholders’ equity appearing on our non-consolidated balance sheet as at the end of last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in the ordinances of the Ministry of Justice appearing on our consolidated balance sheet as at the end of the last fiscal year.
     If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by (unless exempted by the Corporate Law) a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by the Board of Directors and audited by our independent auditors, as required by the ordinances of the Ministry of Justice.
     Repurchase of Our Shares
     Under the Corporate Law and our articles of incorporation, we may, pursuant to the same requirement as the authorization of distribution of the Surplus, upon approval by the Board of Directors, flexibly acquire our own shares during a fiscal year and may determine the amount and timing of the purchase of our shares without having pre-approval at a shareholders meeting of the total number of shares or aggregate price of shares to be acquired. In such case, we may acquire our shares (i) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of take over bids (TOB), (ii) by soliciting all our shareholders to offer to sell our shares held by them (on a pro-rata basis), or (iii) from any of our subsidiaries.
     In addition, we may also acquire our shares from a specific shareholder other than any of our subsidiaries pursuant to a special resolution of a general meeting of shareholders. In such case, any other shareholder may make a request to the Board of Directors that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the Tokyo Stock Exchange on the day immediately preceding the date on which the resolution was adopted (or, if there is no trading in the shares on the Tokyo Stock Exchange or if the Tokyo Stock Exchange is not open on such day, the price at which the shares are first traded on the Tokyo Stock Exchange thereafter).

     However, under the Corporate Law, any acquisition of our shares pursuant to articles of incorporation must satisfy the requirement that the total purchase price (the amount of the cash or the book value of the consideration in kind) should not exceed the Distributable Amount as at the effective date of such acquisition (as described in “Distribution of Surplus” above).
     Further, in the event such acquisition of our shares cause a deficit of the Surplus a the end of the fiscal year, the directors shall be liable to compensate the deficit of the company.
     In addition, subsequent to the acquisition of these shares, the company is required to provide certain disclosure pursuant to the Securities and Exchange Law and the relevant Stock Exchange regulations.
     We may hold our own shares acquired in compliance with the Corporate Law and may generally cancel or dispose those shares by a resolution of our board of directors.
     In addition, we may acquire our shares by:
•	repurchasing those that constitute less than one unit upon the request of their holder,

•	repurchasing those from our subsidiary company,

•	redeeming redeemable shares (shutoku jyo-kou-tsuki kabusiki) or shares with redemption right (shutoku seikyu-ken-tsuki kabushiki), or

•	a business transfer, merger or spin-off.
     Stock Splits
     We may at any time split our issued shares by resolution of our board of directors. When our board of directors approves a stock split, we may amend our articles of incorporation without shareholder approval to increase the total number of shares issuable in proportion to the stock split if we have only one class of outstanding shares.
     Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date.

Voting Rights
     A shareholder is generally entitled to one vote per one unit of our shares. In general, under the Japanese Corporate Law, a general meeting of shareholders may adopt a resolution by a majority of voting rights held by shareholders with exercisable voting rights at the meeting. The Japanese Corporate Law and our articles of incorporation require a quorum for the election of directors and statutory auditors of no less than one-third of the total number of voting rights held by shareholders with exercisable voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, having no less than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Our shareholders also may cast their votes in writing. Our board of directors may entitle our shareholders to cast their votes by electronic devices.
     The Corporate Law provides that certain important matters shall be approved by a “special resolution” of general meeting of shareholders. Our articles of incorporation provide for a quorum of one-third of voting rights and approval of two-thirds of the voting rights held by shareholders with exercisable voting rights presented at the meeting of any material corporate actions such as:
•	a reduction of the stated capital,

•	amendment of the articles of incorporation (except amendments that the board of directors are authorized to make under the Corporate Law as described in “— Rights with Respect to Distribution of Surplus, Stock Repurchases and Stock Splits” above and “Limitations Affecting Security Holders — Japanese Unit Share System” below),

•	the removal of a statutory auditor,

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company spin-off requiring shareholders’ approval,

•	a transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval,

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specifically favorable” price; and

•	any issuance of stock acquisition rights (as defined in “Stock Acquisition Rights” below) (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specifically favorable” conditions.
     The depositary will endeavor to vote deposited shares based in accordance with instructions from ADR holders. With respect to voting by holders of ADRs, see Exhibit 2.2 to this annual report on Form 20-F for a form of our deposit agreement.

New Share Subscription Rights
     Holders of our shares have no preemptive rights under our articles of incorporation. Under the Corporate Law, the board of directors may determine that shareholders receive new share subscription rights in connection with a particular issue of new shares. In this case, we must give the rights on uniform terms to all of our shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Each of these shareholders must receive an individual notice at least two weeks prior to the date of expiration of the new share subscription rights.
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
Shareholders’ Rights to Bring Actions Against Directors
     The Japanese Corporate Law contains clauses that allow shareholders who have held our shares for six months to claim proposals for pursuing directors’ management responsibilities. Derivative actions may be brought in situations including where the company lends money to directors, engages in self-interested transactions or violates any law, ordinance or the articles of incorporation. If our board of directors has not instituted an action within sixty days of the shareholder’s demand, the shareholder may initiate a lawsuit as a derivative action. The Corporate Law also provides an exception to the sixty day waiting period, when a wait of sixty days might cause the company irreparable damage. In these cases, the shareholder may institute the action immediately, but must notify the company without delay. For example, if we could suffer irreparable damage from an illegal act of our director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act. In addition, pursuant to the Corporate Law, shareholders have a right to institute a direct lawsuit for recovery of monetary damages against directors, statutory auditors, accounting auditors, and others if any such officer causes damage to a third party, such as shareholders, by their gross negligence or willful conduct.

Limitations Affecting Security Holders
Japanese Unit Share System
     Our articles of incorporation provide that 100 shares constitute one “unit”. The Corporate Law permits our board of directors by itself to reduce, but not to increase, the number of new unit or abolish the new unit share system entirely by a board resolution. An increase in the number of shares that constitute a unit requires an amendment of the articles of incorporation by a special resolution at the shareholders’ meeting. In any case, the number of shares constituting a new unit may not exceed 1,000 shares.
     Under the Corporate Law, shareholders have one voting right for each unit of shares they hold. Any number of shares less than a full unit will carry no voting rights and be excluded for the purposes of calculating the quorum for voting purposes. Moreover, in accordance with the Corporate Law, our articles of incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our articles of incorporation including the following rights:
•	to receive distributions of Surplus,

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares or corporate merger,

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.
     Our articles of incorporation provide that no share certificates will be issued with respect to any number of shares constituting less than one unit. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which no share certificates are issued is non-transferable.
Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares
     A holder of our shares representing less than one unit may at any time require us (through a participating institution in the case of a beneficial shareholder under the central clearing system) to purchase them at the last selling price as reported by the Tokyo Stock Exchange on the day of the request. Alternatively, if the stock exchange does not report any sale of our shares on the day of the request, the holder of these shares may require us to purchase them at their first subsequent trading price on the stock exchange, less any applicable brokerage commission. Because holders of our ADRs representing less than one unit cannot withdraw the underlying shares from depositary institution, however, these holders will not be able to exercise this right as a practical matter.
     Voting Rights of a Holder of Shares Representing Less Than One Unit
     A holder of our shares representing less than one unit cannot exercise any voting rights pertaining to those shares. For calculation of the quorum for various voting purposes, we will exclude the aggregate number of shares representing less than one unit from the number of voting rights. A holder of shares representing one or more units will have one vote for each one unit of shares except as stated in “Rights of Our Shareholders — Voting Rights” above.
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
     If a foreign investor:
•	acquires shares of a Japanese company listed on a Japanese stock exchange; and

•	as a result of this acquisition, directly or indirectly holds, aggregated with existing holdings, 10% or more of the issued shares of the company, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan within 15 days from and including the date of acquisition. In exceptional cases, a prior notification is required in respect of the acquisition.
Ordinary General Meeting of Shareholders
     We normally hold our ordinary general meeting of shareholders in June of each year in Matsuyama, or in a neighboring area, or Shinjuku, Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice stating the place, time, and purpose of the meeting. Under the Corporate Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to its resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.

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
Share Registrar for Our Shares
     The Chuo Mitsui Trust and Banking Co., Ltd. replace The Mitsubishi Trust and Banking Corporation as the share registrar for our shares from June 23, 2005. Its office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo 168-0063, Japan. The Chuo Mitsui Trust and Banking Co., Ltd. maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.
Record Date for Our Shares
     March 31 is the record date for our year-end dividends, if paid, and September 30 is the record date for our half-year dividends, if paid. We set March 31 as the record date for determining shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.
     Our shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

C. Material Contracts.
     We have not been a party to any material contract, other than contracts entered into in the ordinary course of business, during the period beginning April 1, 2004 through the date of this annual report on Form 20-F.
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
Passive Foreign Investment Company Rules
     As we expect 50% or more of our gross asset value will constitute passive assets, generally meaning assets not constituting part of a trade or business, as determined for passive foreign investment company purposes, we expect that our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and except as otherwise stated, the remainder of this discussion so assumes. This conclusion is a factual determination made annually, which we will update in our future reports on Form 20-F. In addition, we expect that our subsidiaries will be treated as PFICs for U.S. federal income tax purposes. You will be treated as an indirect shareholder of your proportionate interest in the shares of such subsidiaries.
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
     Special PFIC Tax Rules
     This subsection applies to you if you are a U.S. holder and do not make a mark-to-market election. You will be subject to special PFIC tax rules with respect to:
•	any gain you realize on the sale or other disposition of your shares or ADSs (including the pledging of your shares or ADSs as security for a loan) and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

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
     Under these special PFIC tax rules:
•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.
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

     Mark-to-market Rules
     The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election, that is, you elect to mark-to-market annually the gains and losses in our shares or ADSs and our shares or ADSs are treated as “marketable stock.” We believe that our common stock is and will continue to be “marketable stock” as long as it continues to be traded on the New York Stock Exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year and such dividends will therefore not be eligible for taxation at the 15% maximum rate applicable to qualified dividend income. It is unclear how the mark-to-market rules apply to a PFIC whose shares are “marketable stock,” but owns subsidiary PFICs whose shares are not “marketable stock.”
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
     Dividends that are not excess distributions will generally be “passive income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Such dividends will be income from sources outside the United States.

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
     Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends paid on our shares. Stock splits are generally not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares, as opposed to an increase of value of shares, from Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal reserve (but, in general, other than additional paid-in capital) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xv) of the Japanese Corporation Tax Law Enforcement Order).
     Under the 2001 tax legislation, if we purchase our listed shares (i) by a tender offer or (ii) from a specific shareholder other than through a market purchase for the purpose of cancellation with retained earnings, the selling shareholders, whether individuals or corporations, are in general required to recognize:
•	the deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the selling price into the repayment of share capital portion, including additional paid-in capital, and retained earnings portion on a non-consolidated basis under Article 24 (1) (v) of the Japanese Corporation Tax Law, and

•	capital gain or loss computed as a difference between the basis of shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer, deducting the amount corresponding to the deemed dividend computed as (i) above under Article 61-2 (1) of the same law.
     On the other hand, no deemed dividend is required to recognize if we purchase our shares at/through the stock market due to the difficulty to identify each shareholder sold our shares (Articles 24 (1) (iv) and 61-2 (xi) of the Japanese Corporation Tax Law and Article 23 (3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders, no deemed dividend is required to be recognized until March 31, 2007 due to the operation of a temporary measurement (Article 9-6 of the Japanese Special Tax Measurement Law). Therefore, they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us, whether by way of a tender offer or otherwise, for the purpose of cancellation with retained earnings, the shareholders, whether individuals or corporations, whose shares are not acquired by us were previously deemed to have received a dividend corresponding to the notional increase of share value by the share cancellation under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders, whether individuals or corporations, whose shares are not cancelled.

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

F. Dividends and Paying Agents.
     Not required.
G. Statement by Experts.
     Not required.
H. Documents on Display.
     We file periodic reports and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains an Internet site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. You may also inspect our reports filed with the Securities and Exchange Commission and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.nisgroup.jp/english. This information is not incorporated by reference into this annual report on Form 20-F. Also, as a foreign private issuer, we are exempt from the rules under the Securities Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.
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
     Liability–side Risk
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

								As of
								March 31,
	Year ending March 31,							2006
	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(in millions except percentage)
Bonds	¥2,682	¥8,360	¥17,930	¥—	¥—	¥—	¥28,972	¥30,395
Average interest rate	1.23%	1.15%	1.12%	—	—	—	1.14%

Variable (1)	38,049	28,973	10,927	1,460	5,385	—	84,794	84,794
Average interest rate	1.39%	1.31%	1.12%	0.60%	1.22%	—	1.31%

Fixed	33,144	32,415	14,099	2,849	2,651	—	85,158	85,298
Average interest rate	1.65%	1.57%	1.38%	2.21%	2.47%	—	1.62%

(1)	Variable interest rate borrowings include asset-backed securities.
     Our debt obligations mature at various times through March 2011 and carry interest rates ranging between 0.3% and 5.1%. Our borrowings bear either a fixed rate or a variable rate indexed to the Tokyo Inter-Bank Offered Rate (TIBOR), or the London Inter-Bank Offered Rate (LIBOR), or the short-term or long-term prime rates in Japan. In order to reduce our exposure to fluctuations in interest rates on variable rate borrowings, we utilize derivative instruments such as interest rate swap contracts. As of March 31, 2006, we had one outstanding interest rate swap agreement with notional principal amount of ¥97 million, which matures in August 2006. Under this agreement, we receive payments at TIBOR plus 1.25% and make payments at an interest rate of 2.19%.
     The weighted average interest rate on our short-term borrowings was 1.3% at March 31, 2004 1.2% at March 31, 2005, and 1.0% at March 31, 2006, and our weighted average long-term borrowing rate on variable-rate borrowings was 2.2% at March 31, 2004, 1.9% at March 31, 2005 and 1.3% at March 31, 2006.
     The following table illustrates the after tax impact of a hypothetical increase in our average borrowing rates on our short-term borrowings and variable-rate long-term borrowings:

	Assumed weighted average interest rate
	2%	3%	4%
	(in millions)
Net income as reported	¥8,455	¥8,455	¥8,455
Net income as adjusted for hypothetical increase in interest rates	8,126	7,640	7,154
     We believe that the likelihood of hypothetical increases in our average borrowing rates is significantly greater than that of hypothetical decreases, as the weighted average interest rate on our own borrowings have been extremely low in recent years. In addition, in July 2006, the Bank of Japan has changed the interest rate policy, and the official discount rate offered by the Bank of Japan, which has remained at 0.1% since September 2001, was increased to 0.4%.

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
     The following table indicates the weighted-average contractual maturity of each of our loan categories at the end of each of the years indicated:

	As of March 31,
	2004	2005	2006
	(years)
Small business owner loans	4.8	4.3	3.9
Business Timely loans (1)	3.0	3.0	3.0
Secured loans	5.9	1.6	1.5
Wide loans	4.9	5.0	5.1
Consumer loans (1)	3.0	3.0	3.0
Other loans	— (2)	3.5	4.3

(1)	The average maturity of 3.0 years for Business Timely loans and consumer loans is based on the three-year term of the loan contract, which is automatically renewable.

(2)	The average maturity for other loans as of March 31, 2004 was inapplicable.
     The following table indicates the average actual interest rate of each of our loan categories for each of the years indicated:

	Year ended March 31,
	2004	2005		2006
Small business owner loans	20.4%	19.5%		17.7%
Business Timely loans	25.6	25.0		24.2
Secured loans	9.2	9.6		7.3
Wide loans	20.8	19.7		19.4
Consumer loans	25.3	37.1	(1)	24.7
Other loans	13.4	12.0		10.7

(1)	Reflecting the sale of most of the outstanding balance of our consumer loans to Orient Credit in June 2004.
     Our average actual lending rate per year on loans receivable was 22.0% for the year ended March 31, 2004, 20.1% for the year ended March 31, 2005 and 16.4% for the year ended March 31, 2006. The following table illustrates the after tax impact of a hypothetical decrease in our average lending rates on our loans receivable:

	Assumed average actual interest rate per year
	16.0%	15.5%	15.0%
	(in millions)
Net income as reported	¥8,455	¥8,455	¥8,455
Net income as adjusted for hypothetical decrease in interest rates	7,966	7,418	6,871
     Based on the average actual lending rate of 16.4% per year for the year ended March 31, 2006 and rate of change in our average actual lending rate on loans receivable in the past few years, we believe the above range of 16.0% to 15.0% per year reasonably captures the likely changes in the weighted average lending rate on loans receivable during the fiscal year ending March 31, 2007.

     We have been focusing our efforts on acquisition of prime customers with low credit risk responding to diversification of customers’ need, especially small and medium-sized businesses, by promoting alliance businesses with various companies. We have been strategically shifting our resources away from our consumer loan business, and in line with this strategic shift, we sold most of the outstanding balance of our consumer loans to a third party in June 2004, and concentrated on extending loans to small and medium-sized business owners, centering on real estate financing. These movements have caused our lending rates on loans receivable to decrease as our consumer loans have a typically higher average lending rate than our small business owner loans and secured loans. Since our consumer loans also have a higher charge-off ratio than all of our other loan products, particularly our small business owner loans and secured loans, we expected an improvement in our profit margin as the decreased net provision for loan losses would have been mitigated the negative impact from our reduced average actual lending rate. However, due to a recognition of reserves for estimated losses on excess interest payments to provide for the increasing borrowers’ demand for refund of excess interest reflecting recent Supreme Court decisions concerning excess interest, our net interest income after provision for loan losses as a percentage of our total interest income fell to 62.9% for the year ended March 31, 2006 compared to 64.0% for the previous fiscal year. Although we expect our average lending rate on loans receivable to continue declining in the short to medium term, we believe that our ongoing efforts to shift our resources to our non-consumer loan businesses and acquisition of high profile receivables will have a positive effect on our net income growth by offsetting to a certain extent the downward pressure on our net income created by the reduced lending rate.
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
Investment Price Risk
     We invest in marketable and non-marketable equity securities for business and strategic purposes. The book carrying value of these equity securities, including warrants, was ¥21,444 million as of March 31, 2005, of which ¥2,800 million were non-marketable, and ¥28,143 million as of March 31, 2006, of which ¥4,747 million were non-marketable. We also have non-equity investments amounted to ¥6,999 million as of March 31, 2005, of which ¥6,812 million were investment funds, ¥155 million were debt securities and ¥32 million were other, and ¥13,928 million as of March 31, 2006, of which ¥13,734 million were investment funds, ¥114 million were debt securities and ¥80 million were other.
     We are exposed to changes in the market value of our investments. We have realized gains and losses from both sales of investments, as well as from impairment as a result of other than temporary declines in market value. With respect to our sales of investments, our gross realized gains were, ¥645 million for the year ended March 31, 2004, ¥939 million for the year ended March 31, 2005 and ¥4,185 million for the year ended March 31, 2006, and our gross realized losses were, ¥46 million for the year ended March 31 2004, ¥5 million for the year ended March 31, 2005 and ¥2 million for the year ended March 31, 2006. We experienced realized losses of ¥867 million on impairment of investment securities, for the year ended March 31, 2004, ¥1,447 million for the year ended March 31, 2005 and ¥475 million for the year ended March 31, 2006.
Item 12. Description of Securities Other than Equity Securities.
     Not required.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
     As of the end of the year ended March 31, 2006, our management, with the participation of Kunihiko Sakioka, our president, representative director and principal executive officer (currently our chairman, representative director and co-chief executive officer), and Akihiro Nojiri, our executive director and principal financial officer, performed an evaluation of our disclosure controls and procedures.
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
Changes in Internal Control Over Financial Reporting
     With the participation of our principal executive officer and principal financial officer, we also evaluated any change in our internal control over financial reporting that occurred during the year ended March 31, 2006.

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
     Based on that evaluation, our principal executive officer and principal financial officer concluded that no changes were made in our internal control over financial reporting that occurred during the year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B. Code of Ethics.
     We currently do not have a code of ethics that meets the requirements of this Item 16.B, because we believe that the combination of our various internal regulations and guidelines are effective in guiding our directors, statutory auditors and employees toward good business conduct. However, we are currently considering whether or not to establish a code of ethics that meets the requirements of the Item 16B.

Item 16C. Principal Accountant Fees and Services.
     The following table shows information about fees paid by us to BDO Sanyu & Co., our principal accountants. All services performed by BDO Sanyu & Co were approved by our board of statutory auditors:

	Year ended March 31,
	2004	2005	2006
	(millions)
Audit fees (1)	¥47	¥45	¥54
Audit-related fees (2)	6	17	6
Tax fees (3)	—	—	—
All other fees (4)	—	—	—

(1)	These are the aggregate fees billed for the fiscal year for professional services rendered by our principal accountants for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements for those years.

(2)	These are the aggregate fees billed for the fiscal year for assurance and related services by our principal accountants that are reasonably related to the performance of the audit of our financial statements other than those reported under “Audit Fees” above. These services include due diligence and preparation of comfort letters in connection with bond offerings.

(3)	These are the aggregate fees billed for the fiscal year for professional services rendered by our principle accountants for tax compliance, tax advice and tax planning.

(4)	These are the aggregate fees billed for the fiscal year for products and services provided by our principle accountants other than those included above.
     Our board of statutory auditors currently approves every engagement by us of BDO Sanyu & Co. or any of its affiliates for audit or non-audit services prior to the provision of these services. We are considering whether or not to establish pre-approval policies and procedures to facilitate the responsibility of our board of statutory auditors to monitor the independence of BDO Sanyu & Co.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:
•	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

•	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

•	None of the members of the board of corporate auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of corporate auditors.

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

•	The board of corporate auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:
•	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.
     In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     The following table shows the purchases made by us of our shares during the year ended March 31, 2006:

			Total Number of	Maximum Number
			Shares Purchased as	of Shares that May
			Part of Publicly	Yet Be purchased
	Total Number of	Average Price Paid	Announced Plans or	Under the Plans or
Period	Shares Purchased	per Share	Program	Programs
April 2005	960	¥63	N/A	N/A
May 2005	8,956	53	N/A	N/A
June 2005	7,316	52	N/A	N/A
July 2005	3,532	56	N/A	N/A
August 2005	4,232	60	N/A	N/A
September 2005	4,552	66	N/A	N/A
October 2005	1,442	72	N/A	N/A
November 2005	828	92	N/A	N/A
December 2005	3,172	108	N/A	N/A
January 2006	808	139	N/A	N/A
February 2006	580	125	N/A	N/A
March 2006	1,124	113	N/A	N/A

Total	37,502	¥67	N/A	N/A

     Under the Corporate Law of Japan, a holder of shares constituting less than one full unit may require us to purchase such shares at their market value (See “Item 10B—Rights of Our Shareholders—Rights with Respect to Distribution of Surplus, Stock Repurchases and Stock Splits”). During the year ended March 31, 2006, we purchased 37,502 shares for a total purchase price of ¥2 million upon such requests from holders of shares constituting less than one full unit.

PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     The information required by this item begins on page F-1 of this annual report on Form 20-F.
Item 19. Exhibits.

Exhibit
Number	Description
1.1	—	Our Articles of Incorporation (English Translation)

1.2	—	Our Share Handling Regulations (English Translation)

1.3	—	Our Regulations of the Board of Directors (English Translation)

1.4	—	Our Regulations of the Board of Statutory Auditors (English Translation)

2.1	—	Our Specimen Common Stock Certificate (English Translation) (incorporated by reference to the corresponding exhibit to our Registration Statement Form F-1 (File No. 333-97229) declared effective on August 1, 2002)

2.2	—	Form of Deposit Agreement Among Nissin Co., Ltd., The Bank of New York as Depositary and All Owners and Holders from Time to Time of American Depositary Receipts, Including the Form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-97133) filed on July 24, 2002)

8.1	—	List of Our Subsidiaries

12.1	—	Certification of principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	—	Certification of principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.3	—	Certification of principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	—	Certification of chief executive officer required by 18 U.S.C. Section 1350

13.2	—	Certification of chief executive officer required by 18 U.S.C. Section 1350

13.3	—	Certification of chief financial officer required by 18 U.S.C. Section 1350
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

NISSIN CO., LTD.
By	/s/ Shinsuke Amiya
	Name:	Shinsuke Amiya
	Title:	President, Representative Director and Co-Chief Executive Officer

September 27, 2006

S-1

NISSIN CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
NISSIN CO., LTD.:
We have audited the accompanying consolidated balance sheets of NISSIN CO., LTD. and its subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1 to the consolidated financial statements.
BDO Sanyu & Co.
Osaka, Japan
June 24, 2006

CONSOLIDATED BALANCE SHEETS
NISSIN CO., LTD. AND SUBSIDIARIES
March 31, 2005 and 2006

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	2005	2006	2006
Assets
Cash and cash equivalents	¥25,709	¥22,860	$ 194,603
Restricted cash	846	3,417	29,088
Loans receivable, net	146,119	225,947	1,923,444
Purchased loans receivable, net	13,581	24,155	205,627
Interest receivable	831	1,021	8,692
Investment securities	28,443	42,071	358,143
Real estate for sale	1,136	20,792	176,998
Property and equipment, net	5,285	11,169	95,078
Investment in affiliates	514	617	5,252
Deferred income taxes	333	721	6,138
Other assets	5,604	7,173	61,064

Total assets	¥228,401	¥359,943	$3,064,127

Liabilities and Shareholders’ Equity
Short-term borrowings	¥12,600	¥60,411	$ 514,267
Accrued income taxes	716	6,089	51,835
Accrued expenses	497	702	5,976
Long-term borrowings	136,844	198,924	1,693,403
Capital lease obligations	1,683	1,337	11,382
Accrued retirement benefits	330	647	5,508
Deferred income taxes	4,439	1,382	11,765
Other liabilities	3,175	7,514	63,964

Total liabilities	160,284	277,006	2,358,100

Minority interests	1,146	2,433	20,712

Commitments and contingencies (Notes 12, 13 and 16)

Shareholders’ equity (Note 17):
Common stock — designated value
Authorized — 1,920,000,000 and 7,680,000,000 shares at March 31, 2005 and 2006, respectively
Issued — 2,614,408,468 and 2,812,941,288 shares at March 31, 2005 and 2006, respectively	7,779	11,849	100,868
Additional paid-in capital	9,836	14,808	126,058
Retained earnings	44,313	50,197	427,318
Cumulative other comprehensive income	8,086	5,485	46,693
Less treasury stock, at cost:
132,898,332 shares and 80,102,074 shares at March 31, 2005 and 2006, respectively	(3,043)	(1,835)	(15,622)

Total shareholders’ equity	66,971	80,504	685,315

Total liabilities and shareholders’ equity	¥228,401	¥359,943	$3,064,127

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2004, 2005 and 2006

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2004	2005	2006	2006
Interest income:
Loans	¥38,036	¥29,298	¥28,849	$245,586
Purchased loans	2,069	3,255	4,960	42,224
Other	2	2	92	783

Total interest income	40,107	32,555	33,901	288,593

Interest expense:
Borrowings	3,611	2,972	2,608	22,201
Other	113	187	497	4,231

Total interest expense	3,724	3,159	3,105	26,432

Net interest income	36,383	29,396	30,796	262,161

Provision for loan losses, net	13,461	8,576	9,463	80,557

Net interest income after provision for loan losses	22,922	20,820	21,333	181,604

Non-interest income:
Gain on sale of loans receivable	—	3,327	—	—
(Losses) gain on sale and impairment of investment securities, net	(268)	(513)	3,708	31,566
Gain (losses) on sale of subsidiaries and affiliates, net	670	1,339	(43)	(366)
Guarantee fees received, net	113	317	508	4,325
Equity losses in affiliates, net	(183)	(92)	(61)	(519)
Rents, dividends and other	398	1,606	5,822	49,561

Total non-interest income	730	5,984	9,934	84,567

Non-interest expense:
Salaries and employee benefits	6,735	6,521	7,181	61,131
Occupancy, furniture and equipment	2,060	2,395	2,654	22,593
Advertising	218	332	629	5,355
Other general and administrative expenses	3,349	4,869	5,060	43,075
Losses on sale, disposal and impairment of long-lived assets, net	530	94	16	136
Other	97	493	456	3,881
Minority interests	4	192	602	5,125

Total non-interest expense	12,993	14,896	16,598	141,296

Income before income taxes	10,659	11,908	14,669	124,875

Income taxes	4,582	4,646	6,214	52,899

Net income	¥6,077	¥7,262	¥8,455	$ 71,976

CONSOLIDATED STATEMENTS OF INCOME
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2004, 2005 and 2006

				U.S. Dollars
	Yen			(Note 1)
Per share data:	2004	2005	2006	2006
Net income — basic	¥2.54	¥2.98	¥3.27	$0.028
— diluted	2.34	2.70	3.08	0.026
Cash dividends paid	0.42	0.53	1.02	0.009
Weighted average shares outstanding:

	Thousands of Shares
	2004	2005	2006
Basic	2,393,856	2,441,656	2,584,935
Diluted	2,640,788	2,703,868	2,758,832
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2004, 2005 and 2006

	Number of Shares	Millions of Yen
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2003	2,546,380	¥6,611	¥8,462	¥33,275	¥ 70	¥(2,821)	¥45,597
Exercise of stock warrants	40,364	607	607				1,214
Stock issuance costs			(13)				(13)
Comprehensive income:
Net income				6,077			6,077
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					3,304		3,304
Change in net unrealized losses on derivative instruments					(3)		(3)

Total comprehensive income							9,378

Cash dividends paid				(1,001)			(1,001)
Repurchases of warrants			(7)				(7)
Purchases of treasury stock						(1,209)	(1,209)
Sales of treasury stock			43			295	338

Balance as of March 31, 2004	2,586,744	7,218	9,092	38,351	3,371	(3,735)	54,297
Exercise of stock warrants and convertible bonds	27,664	561	551				1,112
Stock issuance costs			(23)				(23)
Comprehensive income:
Net income				7,262			7,262
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					4,725		4,725
Change in net unrealized losses on derivative instruments					(1)		(1)
Change in foreign currency adjustments					(9)		(9)

Total comprehensive income							11,977

Cash dividends paid				(1,300)			(1,300)
Purchases of treasury stock						(1)	(1)
Sales of treasury stock			216			693	909

Balance as of March 31, 2005	2,614,408	7,779	9,836	44,313	8,086	(3,043)	66,971

(Continued)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2004, 2005 and 2006

	Number of Shares	Millions of Yen
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
(Continued)
Balance as of March 31, 2005	2,614,408	7,779	9,836	44,313	8,086	(3,043)	66,971
Conversion of convertible bonds	198,533	4,070	4,050				8,120
Stock issuance costs			(77)				(77)
Comprehensive income:
Net income				8,455			8,455
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					(2,765)		(2,765)
Change in net unrealized losses on derivative instruments					4		4
Change in foreign currency adjustments					160		160

Total comprehensive income							5,854

Cash dividends paid				(2,571)			(2,571)
Purchases of treasury stock						(2)	(2)
Sales of treasury stock			999			1,210	2,209

Balance as of March 31, 2006	2,812,941	¥11,849	¥14,808	¥50,197	¥5,485	¥(1,835)	¥80,504

	Number of Shares	Thousands of U.S. Dollars (Note 1)
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2005	2,614,408	$66,221	$ 83,732	$377,228	$ 68,835	$(25,904)	$570,112
Conversion of convertible bonds	198,533	34,647	34,477				69,124
Stock issuance costs			(655)				(655)
Comprehensive income:
Net income				71,976			71,976
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					(23,538)		(23,538)
Change in net unrealized losses on derivative instruments					34		34
Change in foreign currency adjustments					1,362		1,362

Total comprehensive income							49,834

Cash dividends paid				(21,886)			(21,886)
Purchases of treasury stock						(18)	(18)
Sales of treasury stock			8,504			10,300	18,804

Balance as of March 31, 2006	2,812,941	$100,868	$126,058	$427,318	$ 46,693	$(15,622)	$685,315

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2004, 2005 and 2006

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2004	2005	2006	2006
Operating Activities
Net income	¥ 6,077	¥ 7,262	¥ 8,455	$ 71,976
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	13,461	8,576	9,463	80,557
Depreciation and amortization	884	1,175	1,333	11,348
Amortization of debt issuance costs	221	239	184	1,566
Amortization of loan origination costs	751	540	431	3,669
Gain on sale of loans receivable	—	(3,327)	—	—
Losses (gain) on sale and impairment of investment securities, net	268	513	(3,708)	(31,566)
Losses on sale, disposal and impairment of long-lived assets, net	530	94	16	136
(Gain) losses on sale of subsidiaries and affiliates, net	(670)	(1,339)	43	366
Equity losses in affiliates, net	183	92	61	519
Deferred income taxes	(633)	1,427	(1,460)	(12,429)
Minority interests	4	192	602	5,125
Changes in assets and liabilities:
Interest receivable	117	229	(166)	(1,413)
Accrued income taxes and expenses	(58)	(2,181)	5,521	46,999
Other liabilities	807	1,194	3,495	29,753

Net cash provided by operating activities	21,942	14,686	24,270	206,606

Investing Activities
Proceeds from sales of loans receivable	—	32,697	—	—
Loans receivable, net of principal collections	(13,764)	(17,615)	(82,347)	(701,005)
Purchases of distressed loans	(4,502)	(16,896)	(19,779)	(168,375)
Proceeds from principal collections of distressed loans	2,469	6,840	6,956	59,215
Proceeds from sales of distressed loans	—	—	711	6,053
Purchases of investment securities	(3,605)	(16,508)	(26,794)	(228,092)
Proceeds from sales of investment securities	2,173	5,125	12,707	108,172
Purchases of real estate for sale	—	(1,958)	(24,699)	(210,258)
Proceeds from sales of real estate	20	974	5,395	45,927
Purchases of property and equipment	(880)	(1,754)	(6,368)	(54,210)
Proceeds from sales of property and equipment	382	16	3	26
Investment in affiliates	(450)	(160)	(46)	(392)
Proceeds from sales of affiliates	504	—	—	—
Acquisition of a new subsidiary, net of cash acquired	—	(764)	(554)	(4,716)
Proceeds from sales of subsidiaries, net of cash decreased	78	—	—	—
Other changes in other assets	(726)	(2,543)	(1,161)	(9,883)

Net cash used in investing activities	(18,301)	(12,546)	(135,976)	(1,157,538)

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
NISSIN CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2004, 2005 and 2006

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2004	2005	2006	2006
(Continued)
Financing Activities
Deposit of restricted cash	(212)	(411)	(2,571)	(21,886)
Issuance of commercial paper	13,000	15,100	65,900	560,994
Repayments of commercial paper	(12,200)	(14,800)	(39,400)	(335,405)
Proceeds from short-term borrowings	3,539	20,851	107,472	914,889
Repayments of short-term borrowings	(4,100)	(13,483)	(87,144)	(741,840)
Proceeds from long-term borrowings	56,564	83,685	141,918	1,208,121
Repayments of long-term borrowings	(62,686)	(88,555)	(76,425)	(650,592)
Payments of capital lease obligations	(762)	(823)	(614)	(5,227)
Repurchases of stock warrants	(7)	—	—	—
Proceeds from exercise of stock warrants	1,214	54	—	—
Stock issuance costs	(13)	(23)	(77)	(655)
Purchases of treasury stock	(1,209)	(1)	(2)	(18)
Proceeds from sales of treasury stock	338	909	2,209	18,805
Dividends paid	(1,001)	(1,300)	(2,571)	(21,886)
Dividends paid to minority interests	—	—	(99)	(843)
Proceeds from issuance of new shares by subsidiaries	525	2,132	79	673

Net cash (used in) provided by financing activities	(7,010)	3,335	108,675	925,130

Effect of exchange rate changes on cash and cash equivalents	—	(9)	182	1,549
Net (decrease) increase in cash and cash equivalents	(3,369)	5,466	(2,849)	(24,253)
Cash and cash equivalents at beginning of year	23,612	20,243	25,709	218,856

Cash and cash equivalents at end of year	¥ 20,243	¥ 25,709	¥ 22,860	$ 194,603

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Business Organization and Basis of Presentation
(a) Description of Business
NISSIN CO., LTD. (hereinafter referred to as the “Company”) was incorporated in May 1960 in Ehime Prefecture in western Japan, and has expanded nationwide. The Company and its subsidiaries operate mainly in Japan. The Company currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration on lending and funding in Japan, the Company is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
The Company is a non-bank financial institution providing integrated financial services as its main business, specializing in providing loan products to owners of small to medium-sized enterprises, sole proprietors, and consumers. The Company and certain subsidiaries provide the following products by using a variety of channels:
Small business owner loans: Loans designed for small business owners. The small business owner loan is an unsecured loan that, in the Company’s case, requires one or more guarantees from third-party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.
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
Other loans: Collateralized lease financing, installment credits, notes discounting, and other lending services.
Other products: Credit enhancements through guarantees, investments in real estate properties, securities and other businesses.
On June 1, 2004, the Company sold most of its consumer loans receivable to Orient Credit Co., Ltd. for ¥32,697 million. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for small to medium-sized businesses owners.
Nissin Servicer Co., Ltd. (“SVC”), a 74.6% owned subsidiary, was incorporated in July 2001, and started its loan servicing business in October 2001. SVC mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. In September 2004, SVC listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b) Basis of Presentation
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
(c) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and those variable interest entities (hereinafter collectively referred to as the “Group”) in which the Group is deemed to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities”. All significant inter-company accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.
(d) Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Group’s allowance for loan losses and guarantees, collections for purchased loans and valuation of collateral assets. Actual results could differ from those estimates, resulting in material charges to income.
(e) Reclassification
Certain reclassifications have been made to conform to the current fiscal year presentation. These reclassifications have no effects on previously reported net income and shareholders’ equity. Principal reclassifications include interest income from purchased loans, real estate for sale and cash flow changes of real estate for sale.
(f) Financial Statements Presentation in U.S. Dollars
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2006, which was ¥117.47 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
2. Summary of Significant Accounting Policies
(a) Cash and Cash Equivalents
The Group considers all highly liquid investments, including time deposits, with an original maturity of three months or less at the time of purchase to be cash equivalents. These investments are recorded at cost, which approximates market value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b) Foreign Currencies Translation
The Group operates principally in Japan but also has subsidiaries in China. The Company and its subsidiaries maintain their accounting records in their functional currency. Foreign currency transactions are translated into the functional currency using the prevailing exchange rates at the dates of the transactions.
Assets and liabilities of foreign subsidiaries with functional currencies other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date. Income and expense items are translated at average rates for the period. Resulting exchange differences are accumulated as a component of “Cumulative other comprehensive income (losses)” in the accompanying consolidated balance sheets.
(c) Interest Income from Loans Receivable and Loan Origination Costs
Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Group’s contractual loan interest rates do not exceed the legal limit but may exceed the restricted rate. The Group may charge interest rates in excess of the restricted rate as long as it meets specified requirements. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Group cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Group has complied with specified legal documentation and notification procedures, the Group has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.
The Group recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.
The Group maintains reserves for estimated losses from the above-mentioned excess interest repayments at a level that, in management’s judgment, is adequate to provide for estimated probable refund claims of excess interest previously paid by borrowers. Provisions to the reserve are deducted from interest income. In evaluating the adequacy of the reserve, management considers various factors, including recent conditions on repayments of excess interest and historical loss experience.
The Group capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately 49 months as of March 31, 2006.
(d) Loans Receivable and Allowance for Loan Losses
Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Group’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, corporate insolvencies and personal bankruptcy cases, and historical loss experience.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.
The Group’s policy is generally to charge off loan balances and cease accrual of interest as follows:
Small business owner loans and Wide loans: Loan balances are charged off when the Group believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Group charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.
Secured loans: Loan balances are charged off when the Group believes the likelihood of any future collection is minimal. The Group considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
(e) Investment in Leases and Revenue Recognition
Investment in direct financing leases consists of leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The net investment in the leases, included in ”Loans receivable, net” on the consolidated balance sheets, is the gross investment in the leases plus any unamortized initial direct costs less unearned lease income. Gross investment in the leases is the sum of lease payments and estimated unguaranteed residual values. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Initial direct costs are certain direct lease origination costs, which are being deferred and amortized over the lease term as a yield adjustment. Unearned lease income is the difference between gross investment in the leases and cost or carrying amount of the leased equipment. These are being deferred and taken into income over the lease term. Amortization of unearned lease income is computed using the interest method. For the year ended March 31, 2005 and 2006, the amount of initial direct costs is insignificant. As of March 31, 2005 and 2006, the Group recorded ¥2,168 million and ¥2,979 million ($25,360 thousand), respectively, in book value for its investment in direct financing leases, which are recorded in “Loans receivable, net” in the accompanying consolidated balance sheets.
Investment in operating leases represent the underlying tangible and intangible assets and are carried at cost and depreciated over their estimated useful lives on a straight-line basis. Revenues from operating leases are recognized over the lease term as it becomes receivable according to the provisions of the lease. Revenues from re-leases are recognized when received. As of March 31, 2005 and 2006, the Group had ¥287 million and ¥1,552 million ($13,212 thousand), respectively, in net investment in operating leases, which are recorded in “Property and equipment” in the accompanying consolidated balance sheets.
(f) Purchased Loans Receivable and Revenue Recognition
Purchased loans represent loans purchased from third party originators and are reported at purchased cost. The Group then establishes an allowance for estimated loan losses on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Group initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Group determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Group deems the loan uncollectible. As of March 31, 2005 and 2006, ¥12,745 million and ¥23,228 million ($197,736 thousand) in carrying value of loans was accounted for under the cost recovery method, respectively.
However, for those purchased loans for which the Group can reasonably estimate the expected timing and amount of cash flows, the Group uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Group will adjust the future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2005 and 2006, ¥836 million and ¥927 million ($7,891 thousand) in carrying value of loans was accounted for under the level yield method, respectively.
(g) Investment Securities
The Group’s investment securities consist of marketable securities and other investments.
All marketable securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable equity securities and debt securities.
Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as cumulative other comprehensive income in the shareholders’ equity. Fair value is determined by the market price at end of year. In accordance with SFAS No. 115, an “other than temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be other than temporary. The Group reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other than temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.
Debt securities are accounted for on an amortized cost basis and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions or other reasons.
Non-marketable equity securities, which is included in other investments, consist of investments in which the Group has a less than 20% interest and for which the Group does not have the ability to exercise significant influence, are accounted for on a cost basis and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions or other reasons.
Costs of securities sold are determined using the weighted average cost method.
(h) Real Estate for Sale
Real estate for sale, including real estate acquired upon foreclosure, is carried at the lower of cost or fair value less estimated costs to sell. If an asset’s fair value less cost to sell, based on discounted cash flows or market comparisons, is less than its carrying amount, an impairment is recorded against the asset. Determining an asset’s fair value and the related impairment to record requires the Group to utilize judgment and estimates.
When acquiring real estate assets, the Group capitalizes costs in accordance with SFAS No. 67, “Accounting for Costs and the Initial Rental Operations of Real Estate Properties”. Costs capitalized under SFAS No. 67 include pursuit costs, or pre-acquisition costs, taxes and insurance, development and construction costs and costs of incidental operations on successful acquisitions.
As of March 31, 2006, real estate for sale amounted to ¥20,792 million ($176,998 thousand), of which ¥14,950 million ($127,267 thousand) were acquired through general market, ¥283 million ($2,408 thousand) were acquired through foreclosure due to borrower’s delinquency and ¥5,559 million ($47,323 thousand) were acquired through entities which are consolidated by the Group in accordance with the FIN No. 46(R).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(i) Long-lived Assets
Property and equipment, including investment in operating leases, are stated at cost, except for land, and are depreciated on a straight-line basis over their estimated useful lives, approximately 22 to 50 years (weighted average life of 37 years) for buildings, 3 to 18 years (weighted average life of 14 years) for building improvements, 10 to 43 years (weighted average life of 20 years) for structures and 2 to 20 years (weighted average life of 8 years) for equipment. Software is amortized on a straight-line basis over 5 years.
Leased property and equipment under capital leases as lessee including software is amortized over the period of the lease or the life of the property and equipment, whichever is shorter. Repairs and maintenance are charged to expense when incurred.
The Group applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to recognize and measure impairment of property and equipment owned or under capital lease. The Group reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset group may not be recoverable. Long-lived assets under certain circumstances are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Group are recorded at the lower of carrying amount or fair value less costs to sell. During the year ended March 31, 2004, the Group wrote down investments in rental real property to its fair value, recording ¥591 million in losses for the year. These losses are included in “Losses on sale, disposal and impairment of long-lived assets, net” in the accompanying consolidated statements of income. The Group did not recognize any impairment of long-lived assets during the years ended March 31, 2005 and 2006.
(j) Investments in Affiliates
Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. Under the equity method, the Group will recognize its annual share of income or losses in the current period statement of income and as an adjustment to investment.
(k) Goodwill and Other Intangible Assets
Goodwill reflects the excess of purchase price and related costs over the fair value of specifically identified net assets purchased. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairment tests annually, on March 31, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. These impairment tests are based on the comparison of the fair value of each of the Group’s reporting units to the carrying value of such unit. If the fair value of the reporting unit falls below its carrying value, goodwill and intangible assets is deemed to be impaired and a writedown of goodwill is recognized. During the years March 31, 2005 and 2006, the Group has performed the required impairment tests under SFAS No. 142 to determine the recoverability of its goodwill and intangible assets, and concluded that there were no impairments in the carrying value of its goodwill and intangible assets.
See Note 11 for detail of goodwill and other intangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(l) Derivative Financial Instruments
The Group accounts for derivatives instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge. For a derivative designated as a fair value hedge, the gains or losses of the derivative in the period of change and the offsetting losses or gains of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gains or losses is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gains or losses of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gains or losses is recognized currently in results of operations.
The Group uses both variable and fixed rate debts to finance its operations. The variable rate debt obligations expose the Group to variability in interest payments due to changes in interest rates. The Group continuously monitors changes in interest rate exposures and evaluates hedging opportunities.
The Group’s objective is to limit the impact of interest rate changes on earnings and cash flows. The Group achieves this by entering into interest rate swap agreements to convert a portion of its debt from variable to fixed rates, and interest rate cap agreements, which limit the impact of increases in interest rates. Under the interest rate swap contracts, the Group agrees to pay an amount equal to a specified fixed-rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable-rate of interest times a notional amount. The notional amounts are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of the termination and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the term of the contract. The Group accounts for its interest rate swap and cap agreements as cash flow hedges. Interest rate swap and cap agreements are entered into with major international financial institutions with favorable credit ratings. The Group is exposed to credit losses in the event of counter-party non-performance to these interest rate swap agreements. The Group believes counter-party credit risk is minimal. The Group does not issue or hold derivative contracts for speculative purposes.
The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions prior to consummating the hedge. This process includes linking all derivatives that are designated as cash flow hedges to
(1)	specific assets and liabilities on the balance sheet, or

(2)	specific firm commitments or forecasted transactions.
The Group also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in the future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Group discontinues hedge accounting prospectively, as discussed below.
The underlying debt instruments being hedged bear interest based on the Long-term Prime Rate in Japan (“LTPR”), while the hedge instruments are based on the Tokyo Inter-bank Offer Rate (“TIBOR”). When the hedge instrument is based on TIBOR, ineffectiveness results from differences in the movements of these interest rates. The Group records the ineffective portion as a component of interest expense in current earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group discontinues hedge accounting prospectively when
(1)	it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item;

(2)	the derivative expires or is sold, terminated, or exercised;

(3)	it is no longer probable that the forecasted transaction will occur; or

(4)	management determines that designating the derivative as a hedging instrument is no longer appropriate.
In the event hedge accounting is discontinued and the derivative remains outstanding, the Group will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.
For purposes of the cash flow statement, cash flows from derivative instruments are classified with the cash flows from the hedged item.
See Note 15 for detail of the derivative instruments.
(m) Guarantees
The Group accounts for guarantees in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Group provides guarantees to several affiliated and non-affiliated companies for a fee, which is recognized on an accrual basis based on the amount of underlying loans outstanding. The Group maintains reserves for estimated losses from these guarantee transactions at a level that, in management's judgment, is adequate to provide for estimated probable losses from known and inherent risks in these transactions. Provisions to the reserve are deducted from guarantee fees received. In evaluating the adequacy of the reserve, management considers various factors, including current economic conditions and historical loss experience for similar products. The Group recognized reserves for guarantee losses of ¥371 million and ¥629 million ($5,355 thousand) at March 31, 2005 and 2006, respectively, which are included in “Other liabilities” on the accompanying consolidated balance sheets. Generally, the underlying loan which is guaranteed by the Group has a term or normal contractual life up to 5 years except for revolving loan which are indefinite. These loans under guarantee have an average actual outstanding period of approximately 12 months.
Moreover, in the event of borrower’s delinquency, the Group is required to pay out on its guarantees for the outstanding balance of the specified borrowings. Upon payment of any guarantees, the Group will record a corresponding receivable from the counterparty company, offset by an allowance for deemed uncollectible amounts which generally approximates 100% of the amount outstanding. The Group protects against risk for guarantees through its underwriting and monthly evaluation process. The Group is able to agree to take or decline the guarantee at the time of the loan underwriting process. Payments on guarantees are approximately 2.5%, 3.5% and 4.7% of total contractual guarantees for the years ended March 31, 2004, 2005 and 2006, respectively.
Additionally, in the normal course of its business, the Group may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.
(n) Treasury Stock
Treasury stock is recorded at the Group’s cost basis. Pursuant to its Articles of Incorporation, the Group may purchase treasury stock with the Board of Directors’ approval and can retire treasury stock by reducing retained earnings or additional paid-in capital.
(o) Advertising Costs
Advertising costs are expensed as incurred, except for costs for advertising requiring upfront payment for a series of advertisements, which are deferred and expensed as the individual communications occur. Advertising expenses recognized for the years ended March 31, 2004, 2005 and 2006 were ¥218 million, ¥332 million and ¥629 million ($5,355 thousand), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(p) Income Taxes
The Group uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period the change is enacted. A valuation allowance is established when it is determined that deferred tax assets are no longer more likely than not to be realized.
(q) Net Income Per Share (“EPS”)
Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.
The Company completed a 2-for-1 stock split on each of May 20, 2003, May 20, 2004, November 19, 2004, November 18, 2005, and April 1, 2006, respectively, and completed a 1.2-for-1 stock split on May 20, 2005. All share information disclosed has been retroactively adjusted to reflect such stock splits.
(r) Stock-based Compensation
As permitted by SFAS No. 123 “Accounting for Stock-based Compensation”, the Group has reflected to account for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the period in which the employee performs the service.
The following table reflects stock-based employee compensation cost for the years ended March 31, 2004, 2005 and 2006. In addition, the following table also reflects on a pro forma basis the Group’s net income and net income per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant under the Group’s stock-based compensation plans, consistent with the provisions of SFAS No. 123. The pro forma compensation expense reflects compensation expense over the vesting period of the grant, which is generally three years. The stock-based compensation plan disclosure requirements required by SFAS No. 123 are provided in Note 23 to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Net income, as reported	¥6,077	¥7,262	¥8,455	$71,976
Add back: Stock-based compensation expense determined under intrinsic value method, net of tax	—	—	—	—
Deduct: Pro forma stock-based compensation expense determined under fair value method, net of tax	121	129	346	2,946

Pro forma net income	¥5,956	¥7,133	¥8,109	$69,030

	Yen			U.S. Dollars
	2004	2005	2006	2006
Net income per common share:
As reported — basic	¥2.54	¥2.98	¥3.27	$0.028
As reported — diluted	2.34	2.70	3.08	0.026

	Yen			U.S. Dollars
	2004	2005	2006	2006
Net income per common share:
Pro forma — basic	¥2.49	¥2.92	¥3.14	$0.027
Pro forma — diluted	2.30	2.64	2.94	0.025
The fair value of stock options and warrants granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2005	2006
Weighted-average assumptions:
Risk-free interest rate	0.3%	0.3%	1.5%
Expected lives	3.0 years	3.0 years	3.2 years
Expected volatility	38%	33%	31%
Dividend yield	1.7%	1.1%	1.3%
Weighted-average fair value of grant per share	¥3.30	¥6.47	¥7.79
(s) Issuance of Stock by Subsidiaries or Affiliates
The change in the Group’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is recognized as earnings.
(t) Comprehensive Income
The Group accounts for comprehensive income in accordance with SFAS No. 130 “Reporting Comprehensive Income”. SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Group presents comprehensive income in its consolidated statement of shareholders’ equity, net of related income taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Recently Issued Accounting Pronouncements
In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of FASB Statement No. 123-R to the annual reporting period that began after June 15, 2005, and for the Group, this date is April 1, 2006. The Group expects the adoption of this statement will reduce the Group’s reported net income and earnings per share. The effect of adopting this statement on the Group’s historical consolidated financial statements is reflected on the Group’s proforma in Note 2(r) to the consolidated financial statements.
4. Loans Receivable and Allowance for Loan Losses
The following is a summary of loans outstanding as of March 31, 2005 and 2006:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Small business owner loans	¥58,961	¥65,447	$557,138
Business Timely loans	20,862	25,282	215,221
Secured loans	18,812	91,610	779,859
Wide loans	47,604	41,163	350,413
Consumer loans	2,827	2,995	25,496
Other loans	6,296	10,681	90,924

Total loans outstanding	155,362	237,178	2,019,051
Allowance for loan losses	(10,034)	(11,003)	(93,666)
Deferred origination costs (fee income)	791	(228)	(1,941)

Loans receivable, net	¥146,119	¥225,947	$1,923,444

The following is a summary of changes in the allowance for loan losses for the years ended March 31, 2004, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Balance at beginning of year	¥11,827	¥13,528	¥10,034	$85,418
Provision for loans receivable on sold loans	—	(3,327)	—	—
Provision for loan losses	12,824	7,759	8,277	70,461
Charge-offs, net of recoveries, and other	(11,123)	(7,926)	(7,308)	(62,213)

Balance at end of year	¥13,528	¥10,034	¥11,003	$93,666

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The components of the allowance for loan losses as of March 31, 2005 and 2006 are as follows:

	Millions of Yen
	2005
	Small
	Business	Business
	Owner	Timely	Secured		Consumer
	Loans	Loans	Loans	Wide Loans	Loans	Other Loans	Total
Historical Loss Components
- Current
Current	¥50,825	¥20,295	¥18,405	¥39,542	¥2,719	¥6,149	¥137,935
Restructured	6,371	567	71	6,758	108	—	13,875

Loans outstanding	57,196	20,862	18,476	46,300	2,827	6,149	151,810
Allowance	1,993	2,231	582	1,698	308	120	6,932
- 67 to 96 days
Loans outstanding	206	—	14	103	—	97	420
Allowance	144	—	10	72	—	61	287
- 97 to 120 days
Loans outstanding	113	—	5	82	—	20	220
Allowance	113	—	5	82	—	20	220
- Over 120 days
Loans outstanding	841	—	9	585	—	18	1,453
Allowance	841	—	9	585	—	18	1,453

Loans outstanding	58,356	20,862	18,504	47,070	2,827	6,284	153,903
Allowance	3,091	2,231	606	2,437	308	219	8,892

Other Components:
- Bankrupt loans
Loans outstanding	441	—	4	404	—	12	861
Allowance	431	—	3	394	—	12	840
- Loans under legal process
Loans outstanding	164	—	304	130	—	—	598
Allowance	84	—	152	66	—	—	302

Loans outstanding	605	—	308	534	—	12	1,459
Allowance	515	—	155	460	—	12	1,142

Total loans outstanding	¥58,961	¥20,862	¥18,812	¥47,604	¥2,827	¥6,296	¥155,362
Total allowance	3,606	2,231	761	2,897	308	231	10,034

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Millions of Yen
	2006
	Small
	Business	Business
	Owner	Timely	Secured		Consumer
	Loans	Loans	Loans	Wide Loans	Loans	Other Loans	Total
Historical Loss Components
- Current
Current	¥55,604	¥24,503	¥90,905	¥34,259	¥2,892	¥10,375	¥218,538
Restructured	6,917	779	665	5,934	103	12	14,410

Loans outstanding	62,521	25,282	91,570	40,193	2,995	10,387	232,948
Allowance	2,049	2,694	532	1,481	213	197	7,166
- 67 to 96 days
Loans outstanding	339	—	2	83	—	87	511
Allowance	238	—	2	58	—	61	359
- 97 to 120 days
Loans outstanding	73	—	—	32	—	141	246
Allowance	73	—	—	32	—	141	246
- Over 120 days
Loans outstanding	1,452	—	15	499	—	16	1,982
Allowance	1,452	—	15	499	—	16	1,982

Loans outstanding	64,385	25,282	91,587	40,807	2,995	10,631	235,687
Allowance	3,812	2,694	549	2,070	213	415	9,753

Other Components:
- Bankrupt loans
Loans outstanding	833	—	19	264	—	40	1,156
Allowance	785	—	7	256	—	36	1,084
- Loans under legal process
Loans outstanding	229	—	4	92	—	10	335
Allowance	114	—	2	46	—	4	166

Loans outstanding	1,062	—	23	356	—	50	1,491
Allowance	899	—	9	302	—	40	1,250

Total loans outstanding	¥65,447	¥25,282	¥91,610	¥41,163	¥2,995	¥10,681	¥237,178
Total allowance	4,711	2,694	558	2,372	213	455	11,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	2006
	Small
	Business	Business
	Owner	Timely	Secured		Consumer
	Loans	Loans	Loans	Wide Loans	Loans	Other Loans	Total
Historical Loss Components:
- Current
Current	$473,346	$208,589	$773,857	$291,640	$24,619	$88,320	$1,860,371
Restructured	58,883	6,632	5,661	50,515	877	102	122,670

Loans outstanding	532,229	215,221	779,518	342,155	25,496	88,422	1,983,041
Allowance	17,443	22,934	4,529	12,607	1,813	1,677	61,003
- 67 to 96 days
Loans outstanding	2,886	—	17	707	—	740	4,350
Allowance	2,026	—	17	494	—	520	3,057
- 97 to 120 days
Loans outstanding	621	—	—	272	—	1,200	2,093
Allowance	621	—	—	272	—	1,200	2,093
- Over 120 days
Loans outstanding	12,361	—	128	4,248	—	136	16,873
Allowance	12,361	—	128	4,248	—	136	16,873

Loans outstanding	548,097	215,221	779,663	347,382	25,496	90,498	2,006,357
Allowance	32,451	22,934	4,674	17,621	1,813	3,533	83,026

Other Components:
- Bankrupt loans
Loans outstanding	7,091	—	162	2,247	—	341	9,841
Allowance	6,683	—	60	2,179	—	306	9,228
- Loans under legal process
Loans outstanding	1,950	—	34	784	—	85	2,853
Allowance	969	—	17	392	—	34	1,412

Loans outstanding	9,041	—	196	3,031	—	426	12,694
Allowance	7,652	—	77	2,571	—	340	10,640

Total loans outstanding	$557,138	$215,221	$779,859	$350,413	$25,496	$90,924	$2,019,051
Total allowance	40,103	22,934	4,751	20,192	1,813	3,873	93,666

The Group’s allowance for loan losses is the sum of specific reserves under SFAS No.114, “Accounting by Creditors for Impairment of a Loan”, and a general reserve of groups of loans with similar risk characteristics under SFAS No. 5, “Accounting for Contingencies”. The components used in determining the allowance level include:
(1)	a component estimated based on historical loss by payment status;
(2)	components based on legal status including bankruptcy or death; and
(3)	other components based on loan attributes.
Historical loss experience is adjusted for observable data on bankruptcies and unemployment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The aggregate loans outstanding due in each of the next five years and thereafter are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2007	¥134,936	$1,148,685
2008	44,032	374,836
2009	33,737	287,197
2010	14,706	125,189
2011 and thereafter	9,767	83,144

Total loans outstanding	¥237,178	$2,019,051

In addition, NIS Lease Co., Ltd. (“NISL”), a 100% owned subsidiary, was incorporated on November 10, 2003, and started its business on February 1, 2004. NISL acquires equipment and related assets for lease and provides leasing operations in Japan, including direct financing leases. Investment in direct financing leases, included in “Other loans” of “Loans receivable, net”, at March 31, 2005 and 2006 is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Aggregate lease payments receivable	¥3,000	¥4,002	$34,068
Initial direct costs	—	—	—
Unearned lease income	(751)	(901)	(7,670)

Investment in direct financing leases	2,249	3,101	26,398
Allowance for loan and lease losses	(81)	(122)	(1,038)

Investment in direct financing leases, net	¥2,168	¥2,979	$25,360

The presentation of initial direct costs associated with investment in direct financing leases for the year ended March 31, 2005 and 2006 are omitted as their respective figures are insignificant.
Aggregate lease payments receivable are due in periodic installments through December 2011. At March 31, 2006, the amounts, which are included in the schedule above, due in each of the next five years and thereafter are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2007	¥1,098	$9,347
2008	1,081	9,202
2009	1,002	8,530
2010	643	5,474
2011 and thereafter	178	1,515

Aggregate lease payments receivable	¥4,002	$34,068

In addition, losses from the disposition of direct financing lease assets are ¥80 million ($681 thousand) for the year ended March 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Purchased Loans Receivable
The Group mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The Group’s intention is to renegotiate the terms of the loan with the borrower, carry and service the loan through maturity. These loans are normally collateralized or carry personal guarantees. The total contracted amounts outstanding for these distressed loans were ¥1,097,289 million and ¥1,643,039 million ($13,986,882 thousand) as of March 31, 2005 and 2006, respectively.
The following is a summary of the carrying amount of purchased loans receivable as of March 31, 2005 and 2006:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Purchased loans outstanding	¥14,863	¥25,947	$220,882
Allowance for loan losses	(1,282)	(1,792)	(15,255)

Purchased loans receivable, net	¥13,581	¥24,155	$205,627

The following is a summary of information with respect to purchased loans receivable for the years ended March 31, 2004, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Purchased loans receivable:
Balance at beginning of year	¥3,078	¥5,059	¥14,863	$126,527
Purchases	4,502	16,896	19,779	168,375
Principal collections (A)	(2,469)	(6,840)	(7,308)	(62,212)
Sales (B)	—	—	(711)	(6,053)
Charge-offs	(52)	(252)	(676)	(5,755)

Balance at end of year	5,059	14,863	25,947	220,882

Allowance for loan losses:
Balance at beginning of year	132	717	1,282	10,914
Provision for loan losses	637	817	1,186	10,096
Charge-offs	(52)	(252)	(676)	(5,755)

Balance at end of year	717	1,282	1,792	15,255

Purchased loans receivable, net	¥4,342	¥13,581	¥24,155	$205,627

(A)	Including non-cash payments such as foreclosed property of ¥352 million ($2,997 thousand) for the year ended March 31, 2006.

(B)	Sold to an equity-method affiliate at cost. The Group did not recognize any gains or losses from this transaction.
During the years ended March 31, 2004, 2005 and 2006, interest income from purchased loans receivable were ¥2,069 million, ¥3,255 million and ¥4,960 million ($42,224 thousand), respectively.
In the event of borrower’s delinquency, the Group may foreclose on borrower’s loan collateral. Collateral obtained by the Group is held for sale and included in “Real estate for sale” on the accompanying consolidated balance sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Investment Securities
The Group’s investment securities as of March 31, 2005 and 2006 consist of marketable securities, all of which are classified as “available-for-sale” in accordance with SFAS No.115, and other investments, as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Marketable securities:
Marketable equity securities	¥18,644	¥23,396	$199,166
Debt securities	155	114	970
Other investments	9,644	18,561	158,007

Total investment securities	¥28,443	¥42,071	$358,143

The aggregate cost and fair value of marketable securities as of March 31, 2005 and 2006 is as follows:
2005:

Millions of Yen
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Marketable equity securities	¥5,031	¥13,613	¥—	¥18,644
2006:
	Millions of Yen				Thousands of U.S. Dollars
		Gross	Gross			Gross	Gross
		Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Marketable equity securities	¥14,424	¥9,121	¥149	¥23,396	$122,789	$77,645	$1,268	$199,166
As of March 31, 2005 and 2006, there were no marketable equity securities which were in an unrealized loss position for 12 months or more.
In addition, the aggregate cost of debt securities approximates fair value. As of March 31, 2005 and 2006, the Group held six and five debt securities, respectively, with maturity ranging from October 2005 to July 2009 and August 2006 to March 2010, respectively.
The aggregate cost of other investments which approximates fair value as of March 31, 2005 and 2006 is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Non-marketable equity securities	¥2,716	¥4,594	$39,108
Investment funds	6,812	13,734	116,915
Other	116	233	1,984

Total other investments	¥9,644	¥18,561	$158,007

During the years ended March 31, 2004, 2005 and 2006, the proceeds from sales of investment securities were ¥2,173 million, ¥5,125 million and ¥12,707 million ($108,172 thousand), respectively. On those sales, gross realized gains computed on the average cost basis were ¥645 million, ¥939 million and ¥4,185 million ($35,626 thousand) and gross realized losses were ¥46 million, ¥5 million and ¥2 million ($17 thousand), respectively.
Management believes that there was a permanent impairment in value of the marketable securities and other investments during the years ended March 31, 2004, 2005 and 2006 of approximately ¥867 million, ¥1,447 million and ¥475 million ($4,044 thousand), respectively. These amounts are netted with the gains noted above in the accompanying consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. Property and Equipment
Property and equipment as of March 31, 2005 and 2006 are summarized as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Land	¥356	¥4,070	$34,647
Buildings and structures	1,264	4,043	34,417
Equipment and software	5,756	6,587	56,074

Sub-total	7,376	14,700	125,138
Less accumulated depreciation and amortization	(2,091)	(3,531)	(30,060)

Property and equipment, net	¥5,285	¥11,169	$95,078

As discussed in the summary of significant accounting policies, investment in operating leases is included in the property and equipment presented above. The cost of equipment, building improvements and related assets leased to customers under operating leases as of March 31, 2005 and 2006 was ¥427 million and ¥1,848 million ($15,732 thousand), respectively. Accumulated depreciation on equipment, building improvements and related assets under operating leases as of March 31, 2005 and 2006 was ¥140 million and ¥296 million ($2,520 thousand), respectively.
In addition, the amount of property and equipment held by entities, which are consolidated by the Group in accordance with the FIN No. 46 (R), are ¥4,522 million ($38,495 thousand) as of March 31, 2006.
8. Acquisitions
On July 9, 2004, the Company invested $500 thousand to establish Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary, formerly operated as a business consultant, in Shanghai, China to expand the Group’s businesses into the Chinese market. Subsequently, the Company increased its investments in Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd. to $20 million from December 27, 2004 through January 26, 2006. On September 14, 2005, Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd. obtained a leasing license in China, and eventually changed its name to Matsuyama Nissin Leasing (Shanghai) Co., Ltd. In addition, on March 13, 2006, Matsuyama Nissin Leasing (Shanghai) Co., Ltd. changed its name to Nissin Leasing (China) Co., Ltd. The functional currency of Nissin Leasing (China) Co., Ltd. is Chinese Yuan Renminbi (CNY).
On December 3, 2004, the Company invested ¥3,811 million in cash to acquire 100% of the issued shares of Yamagen Securities Co., Ltd., a wholly-owned subsidiary of Japan Asia Holdings (Japan) Limited. This acquisition was made for the purpose of commencing securities business operations in Japan to enable the Group to provide a full line of financial services from procurement to investment, as well as direct and indirect financing, to all clients and businesses related with the Group. The Group began consolidating the results of operations of Yamagen Securities Co., Ltd. from December 3, 2004. The Group accounted for the acquisition as a purchase using the accounting standards established in Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combination”, and SFAS No. 142 “Goodwill and Other Intangible Assets”. The amount of consideration paid in excess of the estimated fair value of the net assets acquired was ¥600 million for a brokerage license and was recorded in “Other assets” in the accompanying consolidated balance sheets. This license is determined to have an indefinite useful life. On May 1, 2005, Yamagen Securities Co., Ltd. changed its company’s name to NIS Securities Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A reconciliation of the purchase price of Yamagen Securities Co., Ltd. is as follows:

Millions of Yen
Fair value of assets acquired:
Current assets	¥3,133
Other tangible assets	9
Amortizable intangible assets	4
Unamortizable assets	181
Brokerage license	600

Total assets acquired	3,927
Less: liabilities assumed	(116)

Total purchase price	¥3,811

As Yamagen Securities Co., Ltd. was not an operating business at the time of the acquisition, thus, had the Group purchased Yamagen Securities Co., Ltd. at the beginning of the Group’s fiscal year, there would be no significant difference in revenues or net income of the Group.
On December 2, 2005, the Company invested ¥1,446 million ($12,310 thousand) to acquire 69.3% of the outstanding shares of Aprek Co., Ltd. (“APREK”), a JASDAQ-listed company, through a cash tender offer. APREK provides business financing primarily to owners of small to medium-sized enterprises and sole proprietors in the Japan’s Kyushu region. Since both the Company and APREK are targeting mainly owners of small to medium-sized enterprises, it is anticipated this acquisition will bring benefits of synergy to both companies, by providing real estate-related services, corporate revitalization-related services, and venture enterprise support services, to customers of APREK in the Kyushu region. The Group began consolidating the results of operations of APREK from December 2, 2005. The Group accounted for the acquisition as a purchase, using the accounting standards established in SFAS No. 141 and No. 142. The excess amount between the consideration paid and the estimated fair value of the acquired tangible and intangible assets was insignificant.
A reconciliation of the purchase price of APREK is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Fair value of assets acquired:
Current assets	¥ 7,896	$ 67,217
Other tangible assets	619	5,269
Amortizable intangible assets	16	136
Unamortizable assets	196	1,669

Total assets acquired	8,727	74,291
Less: liabilities assumed	(6,624)	(56,389)
Less: minority interests	(657)	(5,592)

Total purchase price	¥ 1,446	$ 12,310

In addition, had the Group purchased APREK at the beginning of the Group’s fiscal year, there would be no significant difference in revenues or net income of the Group on either an individual or an aggregate basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Variable Interest Entities
The Group invests in a number of trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. The establishment may involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. In accordance with FIN No. 46 (R), entities designated as a variable interest entity (“VIE”), are subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or in which the equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb a majority of the VIE’s expected losses, or if there is no such entity, the entity that will receive a majority of the VIE’s expected residual returns, if any.
The Group evaluates its relationships with its investees who are mainly engaged in acquisition and development of real estate for the Group’s real estate-related business and acquisition of distressed loans for the Group’s loan servicing business. The Group may not have a majority or voting interest but may be required to consolidate because it is deemed to be the primary beneficiary of that entity in accordance with the FIN No. 46(R). As of March 31, 2006, the Group determined that it was the primary beneficiary of variable interests in seven entities, since substantially all such investee’s subordinated interests are issued to the Group, and therefore controlled by and for the benefit of the Group. These investees were consolidated by the Group.
With respect to such investee’s assets, ¥1,908 million ($16,242 thousand) are included in “Purchased loans receivable”, ¥5,559 million ($47,323 thousand) are included in “Real estate for sale”, and ¥4,522 million ($38,495 thousand) are included in “Property and equipment” in the accompanying consolidated balance sheets.
Certain of our consolidated investees obtain non-recourse loans from financial institutions, for which ¥10,462 million ($89,061 thousand) of the investee’s assets are pledged as collateral for the non-recourse loans as of March 31, 2006. The creditors to these entities have no recourse to other assets of the Group.
10. Investment in Affiliates
As of March 31, 2005 and 2006, the aggregate net assets of affiliates owned by the Group are ¥514 million and ¥617 million ($5,252 thousand), respectively. The significant changes in investment in affiliates for the years ended March 31, 2005 and 2006 are as follows:
2005:
On November 9, 2004, the Company invested ¥150 million for a 30% interest in Chuo Mitsui Finance Service Co., Ltd., a private Japanese corporation established as a joint venture with The Chuo Mitsui Trust and Banking Co., Ltd. for the purpose of providing loans to small and medium-sized corporations in connection with real estate financing and unsecured card loans.
2006:
On January 23, 2006, the Company invested ¥20 million ($170 thousand) for a 25% interest in Nippon Real Estate Rating Services Co., Ltd., a private Japanese corporation established as a joint venture with Funai Zaisan Consultants Co., Ltd. for the purpose of further enhancing the real estate market through the standardization of real estate ratings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Goodwill and Other Intangible Assets
Goodwill and other intangible assets as of March 31, 2005 and 2006 comprised the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Goodwill	¥201	¥201	$1,711
License	600	600	5,108
Other	8	13	110

Total goodwill and other intangible assets	¥809	¥814	$6,929

Goodwill of ¥201 million ($1,711 thousand) resulting from the Group’s investment in Webcashing.com Co., Ltd., which, prior to September 5, 2006 was a 38% owned-equity method investment, is included in “Investment in affiliates” in the accompanying consolidated balance sheets.
The changes in the carrying amount of goodwill and other intangible assets recognized in a business combination for the years ended March 31, 2004, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Balance at beginning of year	¥ —	¥201	¥801	$6,819
Acquired during the year	201	600	—	—
Impairment losses	—	—	—	—

Balance at end of year	¥201	¥801	¥801	$6,819

12. Short-Term and Long-Term Borrowings
Short-term borrowings as of March 31, 2005 and 2006 are comprised of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Bank loans	¥9,017	¥30,283	$257,793
Commercial paper	3,500	30,000	255,384
Rediscounted notes	83	128	1,090

Total short-term borrowings	¥12,600	¥60,411	$514,267

Interest rates on bank loans as of March 31, 2005 and 2006 under fixed or variable contracts range from 0.964% to 2.200% and from 0.993% to 5.022%, with the weighted average interest rates of these bank loans being 1.567% and 1.374%, respectively. Interest rates on commercial paper as of March 31, 2005 and 2006 ranged from 0.295% to 0.450% and from 0.300% to 1.000%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2005 and 2006 are 0.384% and 0.682%, respectively. Interest rates on all discounted notes as of March 31, 2005 and 2006 are 2.375%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Long-term borrowings as of March 31, 2005 and 2006 are comprised of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
2.35% unsecured bonds, due November 1, 2005	¥5,000	¥—	$—
1.18% unsecured bonds, due February 25, 2008	7,500	7,500	63,846
1.90% unsecured bonds, due July 31, 2006	500	500	4,256
0.75% unsecured bonds, due September 19, 2008	210	150	1,277
0.64% unsecured bonds, due March 26, 2007	500	500	4,256
0.45% unsecured bonds, due September 27, 2006	500	500	4,256
0.67% unsecured bonds, due September 27, 2007	500	500	4,256
1.17% unsecured bonds, due June 20, 2008	—	7,500	63,846
1.08% unsecured bonds, due September 16, 2008	—	10,000	85,128
0.90% unsecured bonds, due March 27, 2009	—	1,000	8,513
1.70% unsecured convertible bonds, due September 29, 2006 (A)	8,942	822	6,999

Total bonds	23,652	28,972	246,633

Loans from banks and other financial institutions

Secured:
Due 2005 to 2009 with fixed interest rates ranging from 1.595% to 2.900% per annum, weighted average actual rate is 2.134%	11,086	—	—
Due 2006 to 2010 with fixed interest rates ranging from 1.300% to 5.100% per annum, weighted average actual rate is 1.994%	—	14,352	122,176
Due 2005 to 2008 with variable interest rates principally based on Long-term Prime Rate (“LTPR”) plus -0.306% to 1.475% per annum, weighted average actual rate is 1.346% (B)	14,822	—	—
Due 2006 to 2009 with variable interest rates principally based on LTPR plus -1.239% to 0.775% per annum, weighted average actual rate is 0.922% (B)	—	39,382	335,251

Unsecured:
Due 2005 to 2010 with fixed interest rates ranging from 1.275% to 2.750% per annum, weighted average actual rate is 1.975%	43,224	—	—
Due 2006 to 2011 with fixed interest rates ranging from 1.050% to 2.585% per annum, weighted average actual rate is 1.540%	—	70,806	602,758
Due 2005 to 2009 with variable interest rates based on LTPR plus -0.100% to 1.425% per annum, weighted average actual rate is 2.080%	44,060	—	—
Due 2006 to 2011 with variable interest rates based on LTPR plus -1.114% to 1.472% per annum, weighted average actual rate is 1.644%	—	45,412	386,585

Total loans from banks and other financial institutions	113,192	169,952	1,446,770

Total long-term borrowings	¥136,844	¥198,924	$1,693,403

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(A)	On September 13, 2001, the Company issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥40.90 ($0.35) per share of common stock which was the market value plus 30% premium at the time of issuance. For the year ended March 31, 2005 and 2006, convertible bonds totaling ¥1,058 million and ¥8,120 million ($69,124 thousand) were converted to 25,871 thousand shares of common stock and 198,533 thousand shares of common stock, respectively.
(B)	The Company entrusted certain loans outstanding to a trust bank. In order to raise funds, the Company sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since the Company reserves an option to repurchase the senior beneficiary interest, the Company does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as a long-term liability. As of March 31, 2005 and 2006, entrusted loans outstanding included in loans receivable are ¥9,216 million and ¥30,907 million ($263,105 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥6,673 million and ¥21,670 million ($184,473 thousand), respectively. In addition, the Company is required to deposit certain amounts with banks as restricted cash for the purpose of settlement of account. As of March 31, 2005 and 2006, deposits of restricted cash in banks related to the above borrowings are ¥382 million and ¥491 million ($4,180 thousand), respectively.
As of March 31, 2005 and 2006, the weighted average rates of loans from banks and other financial institutions were 1.949% and 1.462%, respectively.
In addition, other than the above, the Group has additional syndicated loans, overdraft facilities, and loan commitments available from banks totaling ¥5,927 million ($50,455 thousand) as of March 31, 2006.
The aggregate future annual maturities of bonds, long-term loans from banks and other financial institutions as of March 31, 2006 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2007	¥ 73,875	$ 628,884
2008	69,748	593,752
2009	42,956	365,676
2010	4,309	36,682
2011 and thereafter	8,036	68,409

Total long-term borrowings:	¥198,924	$1,693,403

Under some of its borrowing arrangements, the Group has pledged certain assets as collateral. The bank may obtain this collateral in the event of financial default. Financial default includes missed or delinquent payments as provided for in the loan agreements. As of March 31, 2006, the following assets were pledged for short and long-term borrowings as collateral.

		Thousands of
	Millions of Yen	U.S. Dollars
Restricted cash	¥ 1,662	$ 14,148
Loans receivable	15,510	132,034
Purchased loans receivable	380	3,235
Real estate for sale	6,542	55,691

Total assets pledged as collateral	¥24,094	$205,108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Other than the above, as discussed in Note 9, certain consolidated VIEs obtained non-recourse loans from financial institutions. For these loans, ¥10,462 million ($89,061 thousand) in VIEs assets are pledged as collateral as of March 31, 2006.
In addition, the Group is subject to financial covenants which require the Group to meet various operating and liquidity measures. The Group is in compliance with these covenants as of March 31, 2006.
13. Lease Obligations
The Group leases office space under operating lease agreements. Generally, these agreements are all cancelable by the Group with six month’s advance notice. Total rent under operating lease agreements was approximately ¥896 million, ¥911 million and ¥965 million ($8,215 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.
The minimum rental assuming no cancellation on operating lease payments that have initial lease terms in excess of one year as of March 31, 2006 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2007	¥ 971	$ 8,266
2008	516	4,393
2009	10	85

Total minimum future rentals	¥1,497	$12,744

The Group leases certain equipment, software and vehicles under capital leases.
Acquisition costs and accumulated amortization of leased assets as of March 31, 2005 and 2006 are as follows:

			Thousand of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Acquisition costs	¥2,762	¥2,875	$ 24,474
Accumulated amortization	(1,101)	(1,563)	(13,305)

Net leased property	¥1,661	¥1,312	$ 11,169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Future minimum lease payments for the above assets under capital leases as of March 31, 2006 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2007	¥ 641	$ 5,457
2008	428	3,643
2009	211	1,796
2010	67	570
2011 and thereafter	25	213

Total minimum lease payments	1,372	11,679
Less: Amount representing interest	(35)	(297)

Present value of minimum lease payments	1,337	11,382
Less: Current portion	(621)	(5,287)

Long-term capital lease obligations	¥ 716	$ 6,095

14. Retirement Plans — Employee, Director and Statutory Auditor
In past years, the Group had employee severance plan, and director and statutory auditor retirement plan. These plans were terminated and described as follows:
Directors and Statutory Auditors:
The Company’s retirement plan for directors and statutory auditors was terminated effective on April 1, 1999 and the retirement liability as of March 31, 1999 shall be paid on retirement from the Company. APREK, became a consolidated subsidiary through a cash tender offer on December 2, 2005, adopted a retirement plan for directors and statutory auditors; however, the plan was terminated effective on June 1, 2006 and the retirement liability as of May 31, 2006 shall be paid on retirement from APREK.
Accrued retirement benefits presented in the accompanying consolidated balance sheet as of March 31, 2005 included only the Company’s unpaid retirement benefits for directors and statutory auditors.
Employees:
The Company had no employee retirement plans or liabilities at March 31, 2005 and 2006. APREK adopted a defined benefit plan for employees. However, the plan was terminated effective on June 1, 2006 with a lump-sum distribution of retirement benefits upon termination of the plan on June 20, 2006.
The components of funded status of the defined benefit plan as of March 31, 2006 are as follows:

		Thousand of
	Millions of Yen	U.S. Dollars
	2006	2006
Accrued retirement benefits	¥265	$2,256
Unrecognized actuarial difference	9	77

Retirement benefit obligation	¥274	$2,333

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The status of benefit obligations and plan assets as of March 31, 2005 and 2006 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
Change in benefit obligation	2005	2006	2006
Benefit obligation at beginning of year	¥334	¥330	$2,809
Increase in obligation due to acquisition of a subsidiary	—	310	2,639
Service cost	—	6	51
Interest cost	—	1	9
Benefit paid	(4)	—	—

Benefit obligation at end of year	¥330	¥647	$5,508

			Thousands of
	Millions of Yen		U.S. Dollars
Total recognized liabilities in the balance sheets	2005	2006	2006
Employees	¥ —	¥265	$2,256
Directors and statutory auditors	330	382	3,252

Obligations in excess of plan assets	¥330	¥647	$5,508

In addition, the Group participates in the mandatory fully-funded contributory plan under the Japanese Welfare Pension Insurance Law. Under this plan, contributions are made by both the Group and its employees. Amounts paid by the Group under this plan totaled ¥310 million, ¥358 million and ¥454 million ($3,865 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.
15. Derivative Financial Instruments and Risk Management
In order to reduce its exposure to fluctuations in interest rates on variable rate borrowings, the Group utilizes derivative financial instruments such as interest rate swap contracts. The counterparties to these instruments are major international financial institutions with favorable credit ratings, thereby reducing credit risk exposure for non-performance.
Derivative financial instruments outstanding as of March 31, 2005 and 2006 are summarized as follows:
Interest rate swap:
2005:

	Millions of Yen				Millions of Yen
Number of	Notional	Interest Rate		Ultimate	Fair	Deferred
Agreements	Principal	Pay	Receive	Maturity	Value	Amount
1	¥ 483	Fixed at 2.190%	TIBOR+1.250%	August 2006	¥(2)	¥(2)
1	2,000	Fixed at 1.610%	TIBOR+1.250%	March 2006	(5)	(5)

2	¥2,483				¥(7)	¥(7)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2006:

	Millions of Yen				Millions of Yen
Number of	Notional	Interest Rate		Ultimate	Fair	Deferred
Agreements	Principal	Pay	Receive	Maturity	Value	Amount
1	¥97	Fixed at 2.190%	TIBOR+1.250%	August 2006	¥(—)	¥(—)

	Thousands of U.S. Dollars				Thousands of U.S. Dollars
Number of	Notional	Interest Rate		Ultimate	Fair	Deferred
Agreements	Principal	Pay	Receive	Maturity	Value	Amount
1	$826	Fixed at 2.190%	TIBOR+1.250%	August 2006	$(—)	$(—)

Applicable interest rate as of March 31, 2005 is as follows:

¥TIBOR (TIBOR Yen Rate for 3 Months)	0.093%

Applicable interest rate as of March 31, 2006 is as follows:

¥TIBOR (TIBOR Yen Rate for 3 Months)	0.128%

The notional amounts above are the underlying principal amounts used in determining the interest swapped over the period of the swap agreements and, therefore, are not measures of the Group’s exposure to loss through its use of derivatives. The fair value is estimated based on quotes from market makers of these instruments and represents the estimated amounts that the Group would expect to receive and pay if the Group terminated the agreements as of March 31, 2005 and 2006.
16. Commitments and Contingencies
Under the terms and conditions of the Group’s credit line agreements, the Group may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Group reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Group’s unfunded credit lines at March 31, 2005 and 2006 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Business Timely loans:
Unfunded credit lines with loans outstanding	¥5,645	¥9,181	$78,156
Unfunded credit lines without loans outstanding	35,075	42,429	361,190
Consumer loans:
Unfunded credit lines with loans outstanding	420	436	3,711
Unfunded credit lines without loans outstanding	5,345	5,223	44,462
Other:
Unfunded credit lines with loans outstanding	120	25	213
Unfunded credit lines without loans outstanding	385	385	3,278

Total unfunded credit lines	¥46,990	¥57,679	$491,010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Group’s financial position or results of operations.
As discussed in the summary of significant accounting policies, the Group may charge interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Group does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Group has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. In the past year, the Supreme Court passed decisions concerning excess interest, and the necessary requirements pertaining to excess interest were interpreted more exactingly than before, resulting in an increase in borrower demand for refund of excess interest. During the years ended March 31, 2004, 2005 and 2006, ¥134 million, ¥190 million and ¥387 million ($3,294 thousand) in interest income was refunded to borrowers, respectively.
Consequently, for the year ended March 31, 2006, the Group recognizes reserves for estimated losses on excess interest payments to provide for estimated probable refund claims of excess interest previously paid by borrowers. As of March 31, 2006, ¥590 million ($5,023 thousand) was reserved and included in “Other liabilities” on the accompanying consolidated balance sheets.
Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, the Company receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other expenses incurred by Sanyo Club Co., Ltd. The Company is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which contractual payments are overdue by 120 days or more as of the end of each month, and distressed loans due to legal processes. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.
The Company guarantees borrowings and corresponding interest receivable from customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by the Company until April 14, 2006, and receives guarantee fees. The Company receives guarantee fees from the following loan products that SBF sells:
3S loans: The Company guarantees 100% of borrowings and corresponding interest receivable from customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 14 days or more. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium-sized corporations.
Business loans: The Company guarantees 10% of borrowings and corresponding interest receivable from customers for Business loans and receives 10% of the interest received from the total borrowings. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more. Business loans are unsecured loans designed for small or medium-sized corporations.
The Company guarantees borrowings and corresponding interest receivable from customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an affiliate 30% owned by the Company, and receives guarantee fees. The Company receives guarantee fees from the following loan products that CMFS sells:
Business Card loans: The Company guarantees 10% of borrowings and corresponding interest receivable from customers for Business Card loans and receives 10% of the interest received from the total borrowings. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more. Business Card loans are unsecured loans designed for small or medium-sized corporations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Real Estate Finance: The Company guarantees 10% of borrowings and corresponding interest receivable from customers for Real Estate Finance and receives 10% of the interest received from the total borrowings. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 30 days or more.
In addition, NISL guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. As of March 31, 2005 and 2006, the fee rate ranged from 0.500% to 5.000% and from 0.375% to 21.600%, with weighted average fee rates of 1.95% and 2.25%, respectively.
The Group maintains reserves for all estimated guarantee losses and includes the amounts in “Other liabilities” in the accompanying consolidated balance sheets.
Upon payment of any guarantees, the Group records corresponding receivables from the borrower, which are offset by allowances for deemed uncollectible amounts. As of March 31, 2005 and 2006, receivables from payment of guarantees were ¥235 million and ¥663 million ($5,644 thousand), respectively. Those were offset by allowances of ¥208 million and ¥588 million ($5,006 thousand), respectively, and the resulting amounts are recorded in “Other assets” on the accompanying consolidated balance sheets.
Also, the Company was liable as a guarantor for bank loans borrowed by SBF and CMFS, and received guarantee fees equivalent to an annual interest rate of 1.5% and 1.0%, respectively. However, during the year ended March 31, 2006, the Company was released from its obligation as a guarantor for bank loans borrowed by SBF.
As of March 31, 2005 and 2006, the Group’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Guaranteed borrowings	¥7,343	¥11,886	$101,183
Guaranteed accounts receivable	358	964	8,206
Guarantees for borrowings of other companies:
Shinsei Business Finance Co., Ltd.	3,645	—	—
Chuo Mitsui Finance Service Co., Ltd.	150	1,920	16,345
Reserve for guarantee losses	371	629	5,355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
During the years ended March 31, 2004, 2005 and 2006, the Group paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥ 362	¥ 845	¥1,386	$11,799
Guarantees for borrowings of other companies	6	34	20	170

Total guarantee fees received	368	879	1,406	11,969
Administrative expenses and other expenses paid	(255)	(562)	(898)	(7,644)

Guarantee fees received, net	¥ 113	¥ 317	¥ 508	$ 4,325

During the years ended March 31, 2004, 2005 and 2006, as a result of contractual commitments, the Group paid ¥89 million, ¥270 million and ¥607 million ($5,167 thousand), respectively, as a guarantor for the borrowings.
17. Shareholders’ Equity
Under Article 445-2 of the Corporate Law, at least one-half of the value of assets which were paid or provided at share issuance is required to be designated as common stock, and proceeds in excess of the amount designated as common stock are to be credited to additional paid-in capital in accordance with Article 454-3 of the Corporate Law. The portion to be designated as common stock is determined by resolution of the Board of Directors in advance of the issue. Additional paid-in capital may be transferred to stated capital pursuant to resolution of the Shareholders’ Meeting, in accordance with Article 448-1 of the Corporate Law. In addition, additional paid-in capital may be used to reduce a deficit or retire treasury stock by resolution of the Shareholders’ Meeting but is not available for dividends payment.
Article 454-4 of the Corporate Law also provides that an amount equal to at least 10% of certain cash amount which is decreased by dividend distribution of retained earnings be appropriated to additional paid-in capital or legal reserve until the sum of the additional paid-in capital and legal reserve equals 25% of paid-in capital. The legal reserve may be transferred to stated capital pursuant to resolution of the Shareholders’ Meeting, in accordance with Article 448-1 of the Corporate Law. In addition, the legal reserve may be used to reduce a deficit or retire treasury stock through resolution of the Shareholders’ Meeting but is not available for dividend payment. As of March 31, 2005 and 2006, legal reserves included in the Company’s retained earnings were ¥401 million ($3,414 thousand). Also, as of March 31, 2005 and 2006, legal reserves included in SVC’s retained earnings were ¥2 million ($17 thousand).
According to Article 446 of the Corporate Law, the maximum amount that the Company and each of its subsidiaries can distribute as dividends at the end of fiscal year is the sum of “Other additional paid-in capital,” which is the amount of additional paid-in capital excluding general additional paid-in capital, and “Other retained earnings,” which is the amount of retained earnings excluding legal reserve.
On June 22, 2005, at the Annual Shareholders’ Meeting, the shareholders authorized an increase in authorized shares from 1,920 million shares to 3,840 million shares.
On December 20, 2005, the Board of the Directors approved a 2-for-1 split of the common stock for shareholders of record as of March 31, 2006. The stock split was effective on April 1, 2006. As a result of the split, the number of issued shares of common stock increased by 1,406,470 thousand shares. All share and per share amounts in these financial statements have been retroactively adjusted to reflect post-split amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In addition, on December 20, 2005, the Board of Directors approved an increase in authorized shares from 3,840 million shares to 7,680 million shares in accordance with the stock split described above.
18. Issuance of Stock by Subsidiaries
On November 25, 2003 and February 9, 2004, Nissin Servicer Co., Ltd. (“SVC”), a previously wholly-owned subsidiary of the Company, completed a sale of additional shares to third parties. The number of shares newly issued was 8,000 shares and 82,400 shares, and the price per share was ¥1,125 and ¥6,250, respectively. As a result, SVC became an 89.8% subsidiary of the Company. Gain on change of interest of ¥368 million was included in “Gain (losses) on sale of subsidiaries and affiliates, net” in the accompanying consolidated statements of income.
Further, SVC listed its stock on the Mothers market of the Tokyo Stock Exchange on September 16, 2004. The number of shares newly issued due to the initial public offering was 100,000 shares, and the price per share was ¥22,500. During the year ended March 31, 2005 and 2006, SVC issued 63,200 shares and 19,200 shares, respectively, to directors and employees in connection with employee exercises under its stock option plan, with an average price per share of ¥625 and ¥1,063 ($9.05), respectively. As a result, the Company’s interest in SVC has been diluted to 75.9% and 74.6% as of March 31, 2005 and 2006, respectively. The Group recognized net gains of ¥1,339 million for the year ended March 31, 2005 and losses of ¥47 million ($400 thousand) for the year ended March 31, 2006 in respect of its investment in SVC, which were recorded as “Gain (losses) on sale of subsidiaries and affiliates, net” in the accompanying consolidated statements of income. The Group continues to recognize gains or losses from dilution of its interest in SVC.
19. Sale of Subsidiaries
On March 18, 2004, the Company sold a portion of its shares of Big Apple Co., Ltd., a previously wholly-owned subsidiary of the Company, for ¥117 million and recognized a gain of ¥82 million. As a result, the Company owns only 10% of Big Apple Co., Ltd. and accounts for its investment under the cost method.
20. Related Party Transactions
The Group received insurance agency services from an entity 100% owned by the Company’s chairman and his relatives prior to the year ended March 31, 2005. Further, the Group leases office space to the same entity.
Since Nissin Insurance Co, Ltd., a wholly owned subsidiary, was established on April 20, 2003, the Group ceased all insurance transactions with the entity above, and the Group does not intend to engage in any insurance transaction with the above entity in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
These transactions for the years ended March 31, 2004, 2005 and 2006 are summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Insurance paid to related party	¥1	¥—	¥—	$—
Rent income from related party	1	1	1	9
The Group leases office and parking space to another entity 93.3% owned by the Company’s chairman and his relatives. Total rent received was ¥2 million, ¥2 million and ¥1 million ($9 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.
On March 18, 2004, the Group received ¥117 million from a relative of the Company’s chairman in connection with this relative’s purchase of a 90% equity interest in Big Apple Co., Ltd., a subsidiary of the Group.
During the year ended March 31, 2004, the Group paid commissions on business introductions of ¥35 million to Ascot Co., Ltd., a former equity-method affiliate.
During the years ended March 31, 2004, 2005 and 2006, the Group’s transactions with Shinsei Business Finance Co., Ltd., which, prior to April 14, 2006 was a 25% owned affiliate, are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Commissions paid	¥11	¥32	¥13	$111
Commissions received	16	13	4	34
Loan guarantee fees received	90	316	467	3,975
Bank loan guarantee fees received	6	34	9	77
During the years ended March 31, 2004, 2005 and 2006, the Group’s transactions with Webcashing.com Co., Ltd., which, prior to September 5, 2006 was a 38% owned affiliate, are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Commissions paid	¥291	¥205	¥151	$1,285
Advertising expenses and other fees paid	10	175	518	4,410
Proceeds from sale of equipment and software	22	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As discussed in Note 10, on November 9, 2004, Chuo Mitsui Finance Service Co., Ltd. became a 30% owned affiliate. During the years ended March 31, 2005 and 2006, the Group’s transactions with Chuo Mitsui Finance Service Co., Ltd. are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Commissions paid	¥—	¥ 9	$ 77
Loan guarantee fees received	—	26	221
Bank loan guarantee fees received	—	11	94

Note:	For the year ended March 31, 2005, the Group paid commissions of ¥6 thousand, and received loan guarantee fees of ¥6 thousand and bank loan guarantee fees of ¥29 thousand.
21. Income Taxes
The components of income tax expense for the years ended March 31, 2004, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Current:
National	¥3,353	¥2,132	¥ 5,211	$ 44,360
Local	1,862	1,087	2,463	20,968

	5,215	3,219	7,674	65,328

Deferred:
National	(407)	945	(991)	(8,436)
Local	(226)	482	(469)	(3,993)

	(633)	1,427	(1,460)	(12,429)

Income taxes	¥4,582	¥4,646	¥ 6,214	$ 52,899

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     The significant components of deferred tax assets and liabilities as of March 31, 2005 and 2006 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Deferred tax assets:
Loans receivable charge-offs	¥16	¥25	$ 213
Allowance for loan losses	649	793	6,751
Reserve for guarantee losses	141	241	2,052
Reserve for losses on interest repayments	—	239	2,035
Accrued local taxes	22	444	3,780
Accrued retirement benefits	134	262	2,230
Accrued salary expenses	407	460	3,916
Impairment of long-lived assets	239	239	2,035
Loan origination costs	—	92	783
Other	173	214	1,820

Total deferred tax assets	1,781	3,009	25,615

Deferred tax liabilities:
Investment securities – difference in basis	5,371	3,418	29,097
Bond issuance costs	104	114	970
Loan origination costs	320	—	—
Accumulated depreciation	57	85	724
Other	35	53	451

Total deferred tax liabilities	5,887	3,670	31,242

Deferred tax assets (liabilities), net	¥(4,106)	¥(661)	$(5,627)

The Group believes that it will fully realize its total deferred tax assets as of March 31, 2006 based on the Group’s history of taxable income.
Net deferred tax assets and liabilities as of March 31, 2005 and 2006 are reflected in the accompanying consolidated balance sheets under the following captions:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006
Deferred tax assets	¥333	¥721	$ 6,138
Deferred tax liabilities	4,439	1,382	11,765

Deferred tax assets (liabilities), net	¥(4,106)	¥(661)	$ (5,627)

The Group is subject to national and local income taxes, which in the aggregate result in a statutory tax rate of 41.8% for the year ended March 31, 2004 and 40.5% for the years ended March 31, 2005 and 2006. This change is due to the change in Japanese tax regulations enacted on March 24, 2003, which reduced the statutory tax rate from 41.8% to 40.5% effective from the fiscal year beginning on April 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of the differences between the statutory tax rate and the effective income tax rate for the years ended March 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Statutory tax rate	41.8%	40.5%	40.5%
Increase (reduction) in taxes resulting from:
Expenses not deductible for tax purpose	0.4	0.3	0.3
Per capita levy	0.6	0.4	0.3
Special tax credit upon application of IT Investment Promotion Tax Incentive	(0.1)	(1.9)	(0.1)
Effect of tax rate change	—	—	—
Other	0.3	(0.9)	(0.3)

Effective income tax rate	43.0%	38.4%	40.7%

22. Reconciliation of the Differences Between Basic and Diluted Net Income Per Share
Basic and diluted EPS as well as the number of shares in the following table have been retroactively adjusted to reflect 2-for-1 stock splits completed on May 20, 2004, November 19, 2004, November 18, 2005 and April 1, 2006, and a 1.2-for-1 stock split completed on May 20, 2005,. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2004, 2005 and 2006 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Net income	¥6,077	¥7,262	¥8,455	$71,976
After–tax equivalent of interest expense on 1.7% convertible bond	101	100	57	485
Loss on change of equity interest as a result of exercise of stock options of a subsidiary	—	(53)	(28)	(238)

Income for purpose of computing diluted net income per share	¥6,178	¥7,309	¥8,484	$72,223

	Thousands of Shares
	2004	2005	2006
Weighted-average shares outstanding– basic	2,393,856	2,441,656	2,584,935
Effect of dilutive securities:
Warrants and options	2,344	19,948	35,873
Convertible bond	244,588	242,264	138,024

Weighted-average shares outstanding for diluted EPS computation	2,640,788	2,703,868	2,758,832

	Yen			U.S. Dollars
	2004	2005	2006	2006
Basic EPS	¥2.54	¥2.98	¥3.27	$0.028
Diluted EPS	2.34	2.70	3.08	0.026
Stock options subjected to 1,920 thousand shares were excluded from the computations of diluted EPS for the year ended March 31, 2006 as their exercise price was higher than the Company’s average stock price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. Stock-based Compensation
The Company has two types of stock-based compensation plans as incentive plans for selected directors and employees.
Warrant Plan:
Under the Company’s incentive warrant plans, on April 20, 2001, the Company issued unsecured bonds with detachable warrants. These warrants were immediately repurchased at their fair market value and granted as compensation to directors and selected employees in the Company. The warrants were exercisable into approximately 49,864 thousand shares of common stock at an exercise price of ¥30.10 per share. The exercise period of the warrant was from July 2, 2001 through April 19, 2004. The warrants were immediately exercisable at the time of grant, but expire at the time of termination of employment with the Group. All warrants matured by March 31, 2005.
Stock Option Plan:
Following approval of the shareholders at the Company’s annual meeting on June 22, 2002, the Company granted share subscription rights to directors, statutory auditors, employees, corporate advisors and temporary employees with tenure of over one year on September 10, 2002. Under this stock option plan, options to purchase common stock of 57,408 thousand shares were granted at the exercise price of ¥27.00 per share, which was priced at 110% of the closing price of the day before the approval of grant, are exercisable from October 1, 2002 and expire on the earlier of September 30, 2005 or termination of employment with the Group.
Following approval of the shareholders at the Company’s annual meeting on June 24, 2003, the Company granted share subscription rights to directors, statutory auditors, corporate advisors and employees, including employees loaned to other companies, and wholly-owned subsidiary’s directors, statutory auditors and employees on July 16, 2003. Under this stock option plan, options to purchase common stock of 25,920 thousand shares were granted at the exercise price of ¥28.00 ($0.24) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from August 1, 2003 and expire on the earlier of July 31, 2006 or termination of employment with the Group.
Following approval of the shareholders at the Company’s annual meeting on June 22, 2004, the Company granted share subscription rights to the Group’s directors, statutory auditors, corporate advisors and employees, including employees loaned to other companies and employee of other companies loaned to the Group, and temporary employees with tenure of over one year on July 15, 2004. Under this stock option plan, options to purchase common stock of 63,936 thousand shares were granted at the exercise price of ¥53.00 ($0.45) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from August 1, 2004 and expire on the earlier of July 31, 2007 or termination of employment with the Group.
Following approval of the shareholders at the Company’s annual meeting on June 22, 2004, the Company granted share subscription rights to the Group’s directors, statutory auditors, corporate advisors and employees, including employees loaned to other companies and employee of other companies loaned to the Group, and temporary employees with tenure of over one year on January 20, 2005. Under this stock option plan, options to purchase common stock of 768 thousand shares were granted at the exercise price of ¥55.00 ($0.47) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from February 1, 2005 and expire on the earlier of January 31, 2008 or termination of employment with the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Following approval of the shareholders at the Company’s annual meeting on June 22, 2004, the Company granted share subscription rights to the Group’s directors, statutory auditors, corporate advisors and employees, including employees loaned to other companies and employee of other companies loaned to the Group, and temporary employees with tenure of over one year on April 21, 2005. Under this stock option plan, options to purchase common stock of 7,142 thousand shares were granted at the exercise price of ¥67.00 ($0.57) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from May 1, 2005 and expire on the earlier of April 30, 2008 or termination of employment with the Group.
Following approval of the shareholders at the Company’s annual meeting on June 22, 2005, the Company granted share subscription rights to the Group’s directors, statutory auditors, corporate advisors and employees, including employees loaned to other companies and employee of other companies loaned to the Group on July 15, 2005. Under this stock option plan, options to purchase common stock of 14,400 thousand shares were granted at the exercise price of ¥58.00 ($0.49) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from August 1, 2005 and expire on the earlier of July 31, 2008 or termination of employment with the Group.
Following approval of the shareholders at the Company’s annual meeting on June 22, 2005, the Company granted share subscription rights to the Group’s directors, statutory auditors, corporate advisors and employees, including employees loaned to other companies and employee of other companies loaned to the Group on March 23, 2006. Under this stock option plan, options to purchase common stock of 1,920 thousand shares were granted at the exercise price of ¥131.00 ($1.12) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from April 1, 2006 and expire on the earlier of March 31, 2009 or termination of employment with the Group.
Under APB 25, the Company recognized no compensation expense related to these grants as no options were granted at a price below the market price on the day of grant. The options automatically vest and are exercisable upon grant.
A summary of changes in the Company’s stock options and warrants during the years ended March 31, 2004, 2005 and 2006 is as follows:

		Weighted-average	Weighted-average Exercise
	Number of Shares	Remaining Life	Price Per Shares
	(Thousands)	(Years)	Yen	U.S. Dollars
Outstanding at March 31, 2003	97,018	1.8	¥28	$0.24
Granted	25,920	3.1	28	0.24
Exercised	(53,232)	—	30	0.26
Expired or forfeited	(10,880)	—	28	0.24

Outstanding at March 31, 2004	58,826	1.8	28	0.24
Granted	64,704	3.1	53	0.45
Exercised	(32,020)	—	31	0.26
Expired or forfeited	(7,441)	—	46	0.39

Outstanding at March 31, 2005	84,069	1.9	45	0.38
Granted	23,462	3.0	67	0.57
Exercised	(52,688)	—	43	0.37
Expired or forfeited	(5,184)	—	58	0.49

Outstanding at March 31, 2006	49,659	1.6	¥56	$0.48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In addition, shares authorized to be grant are fixed at each grant date by the Board of Directors. Instead of an issuance of new share, the Company sold to the grantee its treasury stock of 12,868 thousand shares, 30,292 thousand shares and 52,834 thousand shares upon exercise of stock options for the years ended March 31, 2004, 2005 and 2006, respectively. Consequently, additional paid-in capital increased by ¥43 million, ¥216 million and ¥999 million ($8,504 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, as a result of gains from these transactions.
A summary of the Company’s stock options outstanding as of March 31, 2006 is as follows:

		Weighted-average
	Number of Shares Outstanding	Remaining Life
Exercise Prices (Yen)	(Thousands)	(Years)
¥28	5,288	0.3
¥53	28,790	1.3
¥55	461	1.8
¥67	3,740	2.1
¥58	9,460	2.3
¥131	1,920	3.0

Total	49,659	1.6

SVC, a 74.6% owned subsidiary of the Company, also has subsidiary stock-based compensation plans as incentive plans for its directors and selected employees.
Following approval of SVC’s shareholders meeting on September 9, 2002, SVC granted share subscription rights to its directors, statutory auditors and employees on September 26, 2002. Under this stock option plan, options to purchase common stock of 80,000 shares were granted at the exercise price of ¥625 ($5.32) per share, which was priced at the initial cost of SVC’s common stock, are exercisable from October 1, 2004 and expire on the earlier of September 30, 2007 or termination of employment with SVC.
Following approval of SVC’s shareholders meeting on June 23, 2003, SVC granted share subscription rights to its directors and employees on July 29, 2003. Under this stock option plan, options to purchase common stock of 23,600 shares were granted at the exercise price of ¥1,125 ($9.58) per share, which was priced at estimated average net assets of SVC for the six months ended September 30, 2003, are exercisable from July 1, 2005 and expire on the earlier of June 30, 2008 or termination of employment with SVC.
Following approval of SVC’s shareholders meeting on March 30, 2004, SVC granted share subscription rights to its directors, statutory auditors and employees on March 30, 2004. Under this stock option plan, options to purchase common stock of 14,960 shares were granted at the exercise price of ¥6,250 ($53.21) per share, which was priced at the fair value of SVC as of September 30, 2003 calculated using the discounted cash flow method, are exercisable from April 1, 2006 and expire on the earlier of March 31, 2009 or termination of employment with SVC.
Following approval of SVC’s annual shareholders meeting on June 21, 2005, SVC granted share subscription rights to its directors and employees on August 9, 2005. Under this stock option plan, options to purchase common stock of 2,620 shares were granted at the exercise price of ¥51,549 ($438.83) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such subscription rights, are exercisable from July 1, 2007 and expire on the earlier of June 30, 2010 or termination of employment with SVC.
Under APB 25, SVC recognized no compensation expense related to these grants as no options were granted at a price below SVC’s fair value or the market price on the day of grant. The options vest upon approximately two years of services from the day of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A summary of changes in SVC’s stock options during the years ended March 31, 2004, 2005 and 2006 is as follows:

		Weighted-average	Weighted-average Exercise
	Number of Shares	Remaining Life	Price Per Shares
	(Shares)	(Years)	Yen	U.S. Dollars
Outstanding at March 31, 2003	76,400	4.5	¥ 625	$ 5.32
Granted	38,560	5.0	3,114	26.51
Exercised	—	—	—	—
Expired or forfeited	(14,800)	—	815	6.94

Outstanding at March 31, 2004	100,160	3.9	1,555	13.24
Granted	—	—	—	—
Exercised	(63,200)	—	625	5.32
Expired or forfeited	(2,160)	—	3,403	28.97

Outstanding at March 31, 2005	34,800	3.5	3,130	26.65
Granted	2,620	4.9	51,549	438.83
Exercised	(19,200)	—	1,063	9.05
Expired or forfeited	(600)	—	21,350	181.75

Outstanding at March 31, 2006	17,620	3.0	¥11,961	$101.82

A summary of SVC’s stock options outstanding as of March 31, 2006 is as follows:

		Weighted-average
	Number of Shares Outstanding	Remaining Life
Exercise Prices (Yen)	(Thousands)	(Years)
¥625	1,600	1.5
¥6,250	13,600	3.0
¥51,549	2,420	4.3

Total	17,620	3.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24. Cumulative Other Comprehensive Income
Cumulative other comprehensive income and related tax effects for the years ended March 31, 2004, 2005 and 2006, are as follows:

	Millions of Yen
	Other		Cumulative
	Comprehensive		Other
	Income	Tax (Expense)	Comprehensive
	Before Tax	or Benefit	Income
March 31, 2003	¥ 118	¥ (48)	¥ 70
Unrealized gains on investment securities:
Unrealized holding gains (losses) during the period	5,276	(2,132)	3,144
Reclassification adjustment for realized (gains) losses included in net income	268	(108)	160

Net unrealized holding gains (losses) during the period	5,544	(2,240)	3,304
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) during the period	(5)	2	(3)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2004	5,657	(2,286)	3,371
Unrealized gains on investment securities:
Unrealized holding gains (losses) during the period	7,428	(3,008)	4,420
Reclassification adjustment for realized (gains) losses included in net income	513	(208)	305

Net unrealized holding gains (losses) during the period	7,941	(3,216)	4,725
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) during the period	(2)	1	(1)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—
Foreign currency translation adjustments:
Unrealized gains (losses) arising during the period	(9)	—	(9)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2005	13,587	(5,501)	8,086
Unrealized gains on investment securities:
Unrealized holding gains (losses) gains during the period	(864)	336	(528)
Reclassification adjustment for realized (gains) losses included in net income	(3,760)	1,523	(2,237)

Net unrealized holding gains (losses) during the period	(4,624)	1,859	(2,765)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) during the period	7	(3)	4
Reclassification adjustment for realized (gains) losses included in net income	—	—	—
Foreign currency translation adjustments:
Unrealized gains (losses) arising during the period	160	—	160
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2006	¥ 9,130	¥(3,645)	¥ 5,485

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	Other		Cumulative
	Comprehensive		Other
	Income	Tax (Expense)	Comprehensive
	Before Tax	or Benefit	Income
March 31, 2005	$115,664	$(46,829)	$68,835
Unrealized gains on investment securities:
Unrealized holding gains (losses) gains during the period	(7,356)	2,861	(4,495)
Reclassification adjustment for realized (gains) losses included in net income	(32,008)	12,965	(19,043)

Net unrealized holding gains (losses) during the period	(39,364)	15,826	(23,538)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) during the period	60	(26)	34
Reclassification adjustment for realized (gains) losses included in net income	—	—	—
Foreign currency translation adjustments:
Unrealized gains (losses) arising during the period	1,362	—	1,362
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2006	$ 77,722	$(31,029)	$46,693

25. Cash Flow Information
Cash payments for interest and income taxes for the years ended March 31, 2004, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Interest	¥3,591	¥2,999	¥2,779	$23,657
Income taxes	5,378	5,266	2,302	19,596
Non-cash investing and financing activities for the years ended March 31, 2004, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006
Property and equipment obtained under capital leases	¥922	¥ 792	¥ 278	$ 2,367
Conversion of convertible bonds to common stock	—	1,058	8,120	69,124
In addition, cash dividends paid to minority interest by SVC of ¥99 million ($843 thousand) are included in “Dividends paid” of cash flows from financing activities for the year ended March 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26. Disclosures About Fair Value of Financial Instruments
SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosures of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the Group’s balance sheet. The estimated fair value amounts have been determined by the Group using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgment is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Group could realize in a current market exchange.
The estimated fair values of the Group’s financial instruments as of March 31, 2005 and 2006 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2005		2006		2006
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	¥25,709	¥25,709	¥22,860	¥22,860	$194,603	$194,603
Loans receivable, net	146,119	146,119	225,947	220,502	1,923,444	1,877,092
Purchased loans receivable, net	13,581	13,581	24,155	24,155	205,627	205,627
Investment securities	28,443	28,443	42,071	42,071	358,143	358,143
Financial liabilities:
Short-term borrowings	12,600	12,600	60,411	60,411	514,267	514,267
Long-term borrowings	136,844	140,752	198,924	200,487	1,693,403	1,706,708
Off-balance-sheet financial instruments:
Interest rate swaps	—	(7)	—	—	—	—
Borrowings with guarantees	—	(371)	—	(629)	—	(5,355)
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
a)	Cash and Cash Equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

b)	Loans Receivable: The market rate of interest for the Group’s loan products has not changed significantly during the lapsed term of the Group’s loans receivable. The fair value of loans receivable are estimated based on discounted future cash flows. The Group’s lending interest rates were compared to changes in the benchmark, Long-term Prime Rate, over the remaining life of loans receivable as of March 31, 2006.

c)	Purchased Loans Receivable: The carrying value of purchased loans receivable is estimated based on either the market value or the discounted amounts of future cash flows. The Group believes the carrying value of its purchased loans receivable approximates fair value.

d)	Investment Securities: The fair value of marketable equity securities is based on quoted market prices. The Group also holds ¥9,799 million and ¥18,675 million ($158,977 thousand) in debt securities and other investments, including non-marketable equity securities as of March 31, 2005 and 2006, respectively. The fair value of these investments is assumed to estimate cost until such time as new equity or financing or significant changes operations demonstrate a new fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
e)	Short-Term Borrowings: Short-term borrowings are carried at an amount that approximates fair value.

f)	Long-Term Borrowings: Long-term borrowings, including current portion, are estimated based on either the market value or the discounted amounts of future cash flows. The borrowing interest rates which were currently available to the Group offered by financial institutions for debt with similar terms and remaining average maturities are used as the discount rates. The fair value of syndicated bonds is estimated using a discounted cash-flow calculation that applies interests rates at an assumed marginal market-funding rate.

g)	Interest Rate Swaps: The fair value of interest rate swaps (used for hedging purpose) reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate and dealer quotes are available for most of the Group’s derivatives.

h)	Borrowings with Guarantees: The fair value of guaranteed borrowings generally reflects the probable and estimable amounts that the Group would pay for the delinquent payments of borrowing under guarantee.
27. Segment Information
For financial reporting purposes, the Group operates under the integrated financial services segment and the loan servicing segment. The integrated financial services segment comprises of the loan business, which includes small business owner, Business Timely, secured, Wide, consumer, and other loans, as well as credit guarantees, leasing and securities business. In the loan servicing segment, SVC mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is operated as a separate segment for financial reporting purposes. Investment in real estate properties, insurance agency and consultancy business are insignificant for financial reporting purposes and are included in the integrated financial services segment for financial reporting purposes. The Group currently conducts its operating activities mainly in Japan. The Group also conducts activities in China, but these are currently insignificant for financial reporting purposes. Selected information for the Group’s business segments for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Millions of Yen
	Integrated Financial
	Services	Loan Servicing	Total
2004:
Total interest income	¥ 38,038	¥2,069	¥ 40,107
Total interest expense	3,603	121	3,724
Provision for loan losses, net	12,824	637	13,461
Net income	5,671	406	6,077
Total assets	203,527	6,741	210,268

2005:
Total interest income	¥ 29,299	¥ 3,256	¥ 32,555
Total interest expense	3,006	153	3,159
Provision for loan losses, net	7,759	817	8,576
Net income	6,244	1,018	7,262
Total assets	206,692	21,709	228,401

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Millions of Yen
	Integrated Financial
	Services	Loan Servicing	Total
2006:
Total interest income	¥ 28,938	¥ 4,963	¥ 33,901
Total interest expense	2,697	408	3,105
Provision for loan losses, net	8,277	1,186	9,463
Net income	6,117	2,338	8,455
Total assets	316,943	43,000	359,943

	Thousands of U.S. Dollars
	Integrated Financial
	Services	Loan Servicing	Total
2006:
Total interest income	$ 246,344	$ 42,249	$ 288,593
Total interest expense	22,959	3,473	26,432
Provision for loan losses, net	70,461	10,096	80,557
Net income	52,073	19,903	71,976
Total assets	2,698,076	366,051	3,064,127
28. Subsequent Events
1)	On December 20, 2005, the Board of Directors approved a 2-for-1 stock split effective on April 1, 2006. The Company’s common shares owned by shareholders recorded in the fiscal register of shareholders and the register of beneficiary shareholders as of March 31, 2006 shall be split two for each one share. The effect of this stock split has been reflected in these consolidated financial statements.

2)	On June 24, 2006, the shareholders of the Company authorized the following at the Annual Shareholders’ Meeting:
(1)	Payment of a year-end cash dividend of ¥0.55 ($0.005) per share to shareholders of record as of March 31, 2006 or a total of ¥1,503 million ($12,795 thousand)

(2)	Payment of bonuses to directors of ¥74 million ($630 thousand)

(3)	Change of the upper limits of compensation for a director and a statutory auditor per year from ¥250 million ($2,128 thousand) to ¥500 million ($4,256 thousand) and from ¥60 million ($511 thousand) to ¥150 million ($1,277 thousand), respectively.

(4)	The upper limit of ¥500 million ($4,256 thousand) per year for stock options in form of new share subscription rights to directors as compensation, separately from the revised amount of directors’ compensation. The details of stock options will be determined in accordance with a resolution of the Board of Directors on issuance.
(5)	Partial amendments of the Article of Incorporation
•	The company name has been changed from “Nissin Co., Ltd.” to “NIS Group Co., Ltd.” In addition, the change shall be effective on October 1, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3)	On June 24, 2006, Mr. Shinsuke Amiya has been appointed as President, Representative Director and Co-CEO. In addition, Mr. Kunihiko Sakioka, former President, Representative Director and Executive Officer, has been appointed as Chairman, Representative Director and Co-CEO.

4)	On June 23, 2006, the shareholders of SVC authorized payment of bonuses to its directors and statutory auditors of ¥28 million ($238 thousand) at its Annual Shareholders’ Meeting.

INDEX OF EXHIBITS

Exhibit
Number	Description
1.1	—	Our Articles of Incorporation (English Translation)

1.2	—	Our Share Handling Regulations (English Translation)

1.3	—	Our Regulations of the Board of Directors (English Translation)

1.4	—	Our Regulations of the Board of Statutory Auditors (English Translation)

2.1	—	Our Specimen Common Stock Certificate (English Translation) (incorporated by reference to the corresponding exhibit to our Registration Statement Form F-1 (File No. 333-97229) declared effective on August 1, 2002)

2.2	—	Form of Deposit Agreement Among Nissin Co., Ltd., The Bank of New York as Depositary and All Owners and Holders from Time to Time of American Depositary Receipts, Including the Form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-97133) filed on July 24, 2002)

8.1	—	List of Our Subsidiaries

12.1	—	Certification of principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	—	Certification of principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.3	—	Certification of principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	—	Certification of chief executive officer required by 18 U.S.C. Section 1350

13.2	—	Certification of chief executive officer required by 18 U.S.C. Section 1350

13.3	—	Certification of chief financial officer required by 18 U.S.C. Section 1350