Form 20-F
period 2007-03-31
NIS GROUP CO., LTD.
filed 2007-09-28
CIK 1178551

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 1-31416
NIS GROUP Kabushiki Kaisha
(Exact name of Registrant as specified in its charter)
NIS GROUP CO., LTD.
(Translation of Registrant’s name into English)

Japan	Shinjuku L-Tower 25F 6-1, Nishi Shinjuku 1-chome Shinjuku-ku, Tokyo 163-1525 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock*	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 142,476,902 shares of our common stock outstanding at March 31, 2007, including 60,239,900 shares represented by 6,023,990 American Depositary Shares, or ADSs, as adjusted for our 1-for-20 reverse stock split and concurrent change in the ratio of shares of common stock represented by each ADS from one ADS representing 10 shares to two ADSs representing one share, effective as of August 31, 2007.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

*	Not for trading, but only in connection with the listing of American Depositary Shares, each of two American Depositary Shares representing one share of our common stock.

Certain Defined Terms, Conventions and Presentation of Financial Information
     As used in this annual report on Form 20-F, unless the context otherwise requires, the “Company” refers to NIS Group Co., Ltd. and the “Group” refers to NIS Group Co., Ltd. and its subsidiaries. Also, references to “we” “our” and “us” are to the Company or the Group as the context may require.
     In this annual report on Form 20-F, “subsidiary” and “subsidiaries” refer to consolidated subsidiaries of the Company, which include companies in which the Company owns more than 50%, and “affiliate” and “affiliates” refer to all of our affiliates accounted for under the equity method, which include companies in which the Company owns 20-50% and has the ability to exercise significant influence over their operations.
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
     Certain monetary amounts and percentage data included in this annual report have been rounded for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sum of the figures which precede them.
     The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2007 is referred to throughout this annual report on Form 20-F as “this fiscal year,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.
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
     Important risks and factors that could cause our actual results to differ materially from the forward-looking statements are described in Item 3.D and elsewhere in this annual report on Form 20-F and include, without limitation:
•	increasing competition among Japan’s finance companies and other financial institutions in the business owner and consumer loan industries;

•	significant changes to the business environment for moneylending companies in Japan, including as a result of recent court decisions by the Supreme Court of Japan, and any future changes to laws and regulations;

•	the effect of weak domestic economic conditions, including changes in corporate and personal bankruptcy and unemployment rates in Japan;

•	the growing variety of legal means with which debtors can seek protection from creditors;

•	changes to our portfolio of products and services and expansion into new business areas that do not achieve intended results;

•	the effect of fluctuations in the value of real estate held or securing loans, which is highly dependent on the health of the Japanese economy and susceptible to regulatory and legal changes;

•	fluctuation in market environments regarding our investments;

•	our ability to pursue and maintain profitable strategic alliances, joint ventures and strategic investments;

•	increasing competition in the loan servicing market in which Nissin Servicer Co., Ltd., a consolidated subsidiary, operates;

•	risks associated with doing business in China, including extensive regulation and legal and market uncertainty;

•	any future inability to obtain funds from lenders or access the debt capital markets on favorable terms;

•	an increase in prevailing market interest rates;

•	any failure to implement our business strategies successfully;

•	the failure of our risk management systems to effectively evaluate and manage risks;

•	our ability to adequately evaluate or control risks associated with loans or guarantees we make or related collateral;

•	any disruption, outages, delays or other difficulties experienced by our information or technological systems and networks;

•	misconduct by an employee or director and our exposure to negative publicity of the consumer or business finance industries generally or us specifically;

•	any failure to maintain the confidentiality of personal information of our customers; and

•	the influence of our chairman and his family over important decisions.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not required.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data.
     You should read the following selected consolidated financial information together with Item 5 of this annual report on Form 20-F and our consolidated financial statements and the notes to the consolidated financial statements beginning on page F-1.
     The consolidated income statement data for the years ended March 31, 2003, 2004, 2005, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2003, 2004, 2005, 2006 and 2007 that are identified as being in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, are derived from our consolidated financial statements prepared in accordance with U.S. GAAP, which have been audited by BDO Sanyu & Co., an independent registered public accounting firm. We have included our consolidated financial statements for the years ended March 31, 2005, 2006 and 2007 in this annual report on Form 20-F.

Selected Financial Information

	Year Ended/As of March 31,
	2003	2004	2005 (2)	2006	2007	2007
	(In millions of yen and thousands of U.S. dollars except number of shares and per share data)
Interest income	¥38,591	¥38,171	¥29,488	¥29,826	¥33,706	$285,523
Provision for losses on excess interest repayments	1,074	1,411	2,132	3,331	12,664	107,276

Net interest income	37,517	36,760	27,356	26,495	21,042	178,247
Interest expense	3,920	3,605	2,971	2,602	3,870	32,783

Net interest income before provision for loan losses	33,597	33,155	24,385	23,893	17,172	145,464
Provision for loan losses	11,543	11,547	5,817	5,923	10,853	91,936

Net interest income from lending activities	22,054	21,608	18,568	17,970	6,319	53,528
Total other revenue	818	2,573	5,003	11,445	17,585	148,962
Total operating expense	13,365	13,207	15,438	17,732	22,583	191,300

Operating income	9,507	10,974	8,133	11,683	1,321	11,190
Other income (losses)	21	219	4,061	3,604	(881)	(7,463)
Other expense	428	534	286	618	453	3,837

Income (losses) before income taxes	9,100	10,659	11,908	14,669	(13)	(110)

Income taxes	3,924	4,582	4,646	6,214	1,597	13,528

Net income (losses)	¥5,176	¥6,077	¥7,262	¥8,455	¥(1,610)	$(13,638)

Consolidated Balance Sheet Data:
Cash and cash equivalents	¥23,612	¥20,243	¥25,709	¥22,860	¥28,344	$240,102
Loans receivable, net	166,977	166,890	146,119	225,947	250,780	2,124,354
Purchased loans receivable, net	2,946	4,342	13,581	24,155	28,910	244,896
Other	13,039	18,793	42,992	86,981	146,043	1,237,129

Total assets	¥206,574	¥210,268	¥228,401	¥359,943	¥454,077	$3,846,481

Short-term borrowings	¥5,600	¥5,563	¥12,600	¥60,411	¥84,258	$713,748
Long-term borrowings	148,595	142,577	136,844	198,924	260,817	2,209,377
Other	6,782	7,670	10,840	17,671	22,247	188,455

Total liabilities	160,977	155,810	160,284	277,006	367,322	3,111,580
Minority interests	—	161	1,146	2,433	4,192	35,510
Common stock	6,611	7,218	7,779	11,849	16,289	137,984
Additional paid-in capital	8,462	9,092	9,836	14,808	19,490	165,100
Other	30,524	37,987	49,356	53,847	46,784	396,307

Total shareholders’ equity	45,597	54,297	66,971	80,504	82,563	699,391

Total liabilities and shareholders’ equity	¥206,574	¥210,268	¥228,401	¥359,943	¥454,077	$3,846,481

Number of Shares (1):
Issued at the end of fiscal year (in thousands)	127,319	129,337	130,720	140,647	145,894	145,894

Per Share Data (1):
Net income
Basic	¥41.80	¥50.80	¥59.60	¥65.40	¥(11.42)	$(0.097)
Diluted	38.80	46.80	54.00	61.60	(11.42)	(0.097)
Cash dividends
Declared	7.80	9.00	16.20	21.00	3.20	0.027
Paid during the fiscal year	6.60	8.40	10.60	20.40	14.20	0.120

(1)	The Company completed a 2-for-1 stock split on each of May 21, 2002, May 20, 2003, May 20, 2004, November 19, 2004, November 18, 2005, and April 1, 2006, respectively, a 1.2-for-1 stock split on May 20, 2005 and 1-for-20 reverse stock split on August 31, 2007. All share information presented above has been retroactively adjusted to reflect such stock splits and reverse stock split.

(2)	The Company sold ¥32,697 million of unguaranteed consumer loans receivable on June 1, 2004 to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) resulting in a gain of ¥3,327 million.

Exchange Rate Information
     For convenience, we have translated certain yen amounts in this annual report on Form 20-F into dollars at the rate of ¥118.05 = $1.00, the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi UFJ, Ltd. for buying and selling spot dollars by telegraphic transfer against yen as of March 31, 2007, our most recent balance sheet date included in this annual report on Form 20-F. However, you should not construe such translations as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate.
     The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year Ended March 31,	High	Low	Average (1)	Period-end
2003	¥133.40	¥115.71	¥121.10	¥118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56

Calendar Month
January 2007	121.81	118.49	120.45	121.02
February 2007	121.77	118.33	120.50	118.33
March 2007	118.15	116.01	117.26	117.56
April 2007	119.84	117.69	118.93	119.44
May 2007	121.79	119.77	120.77	121.76
June 2007	124.09	121.08	122.69	123.39
July 2007	123.34	118.41	121.41	119.13
August 2007	119.76	113.81	116.73	115.83

(1)	The average yen exchange rates for the fiscal year represent the average noon buying rates on the last business day of each month during the respective period.
     The noon buying rate for yen on September 21, 2007 was ¥115.60 per $1.00.
B. Capitalization and Indebtedness.
     Not applicable.
C. Reasons for the Offer and Use of Proceeds.
     Not applicable.

D. Risk Factors.
Increasing competition among Japan’s finance companies and other financial institutions may adversely affect our ability to increase or maintain the size of our loan portfolio, the average credit quality of our customers or the interest rates we charge on our loans
     The loan finance industries in Japan’s financial sector are becoming increasingly competitive. In particular, competition for new customers has intensified primarily due to the entry into this industry of additional competitors, which has included entry through capital investments by major financial institutions and the establishment of joint venture corporations. In addition, some existing finance companies were acquired by corporations including information technology companies and foreign-affiliated financial institutions and subsequently enhanced their business. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer histories, greater name recognition, more extensive physical infrastructure and networks of loan offices and more established relationships in the finance industry than we do. Our competitors seek to compete aggressively on the basis of interest rates, lending terms and the coverage and scale of their networks of distribution and marketing channels. Under these competitive pressures, we have focused our efforts on acquisition of prime customers with low credit risk, especially among small and medium-sized enterprises (“SMEs”) in Japan, including through alliances with various companies, in an effort to differentiate ourselves from our competitors. In June 2004, we reduced our involvement in the consumer loan business by selling a majority of the outstanding balance of our unguaranteed consumer loans to a third-party and strategically shifting our loan portfolio toward the provision of loans to SMEs and their owners, which typically carry lower interest rates than consumer loans. The weighted period-end average contractual interest rate on our outstanding loans decreased from 16.1% at March 31, 2006 to 13.8% at March 31, 2007 due to shifting our portfolio and concentrating on secured loans for property companies. If we are unable to match our competitors’ terms, we may fail to increase or maintain the number and average balance of our customer accounts, and our results of operations or financial condition could be adversely affected. If, on the other hand, we reduce interest rates on our products in response to competitive pressures, our interest margins will decline. Furthermore, the average credit quality of our customers may decrease if we are not able to attract prime customers, or if we lose these prime customers to our competitors, and our financial condition or results of operations could be adversely affected.
Significant changes to the business environment for moneylending companies in Japan, including as a result of recent court decisions by the Supreme Court of Japan, may continue to adversely affect us, and any future changes to laws and regulations may also adversely affect us
     Our business activities are subject to various laws and regulations in the countries in which we operate, primarily in Japan. Pursuant to the Law Concerning the Regulation on Acceptance of Contributions, Money Deposits and Interest (the “Contributions Law”), it is a criminal offence for any lending business to charge an interest rate exceeding a maximum interest rate of 29.2% per year. Separately, the Law Concerning the Regulation of Interest Rates (the “Interest Rate Restriction Law”) provides that an agreement for the payment of interest above a prescribed maximum rate is invalid with respect to the portion exceeding the maximum rate. As at the date of this annual report on Form 20-F, these prescribed maximum rates for the purposes of the Interest Rate Restriction Law are 20% per year for loans of less than ¥100,000; 18% per year for loans of ¥100,000 or more but less than ¥1 million; and 15% per year for loans of ¥1 million or more. However, notwithstanding the above restriction on interest rates under the Interest Rate Restriction Law, the Law Concerning Regulations on Moneylending Business, etc. (the “Moneylending Business Law”) provides that a payment by a borrower or guarantor of interest in excess of the prescribed maximum interest rates under the Interest Rate Restriction Law to a registered moneylender such as us is valid (and non-refundable) so long as such interest is paid voluntarily without coercion, mistake or threat and certain documentation requirements are satisfied (often called “deemed valid payments”). Interest that exceeds the prescribed maximum rates under the Interest Rate Restriction Law (but is below the maximum interest rate of 29.2% allowed under the Contributions Law) is often called “gray-zone” interest. The interest rates for all of our loan products are set below the maximum lending rate of 29.2% allowed under the Contributions Law, however, we continue to charge “gray-zone” interest to our customers, although loans with “gray-zone” interest are significantly decreasing.
     Since January 13, 2006, the Supreme Court of Japan decided a number of cases relating to the abovementioned laws that have negatively affected the ability of moneylenders like us to enforce deemed valid payments of “gray-zone” interest and have resulted in increased claims for repayment of “gray-zone” interest. In particular, in January 2006, the court ruled that the voluntary payment requirement for deemed valid payments under the Moneylending Business Law should be interpreted strictly, that an “acceleration clause” in a loan agreement is invalid with respect to a delay in the payment of excess interest and that, unless there is some particular situation such that the borrower is not misled into believing that such a clause is valid, the voluntary nature of excess interest payments, which is the requirement for deemed valid payments, will not be recognized. As a result of such court decisions, the Enforcement Regulation of the Moneylending Business Law was amended effective as of July 1, 2006 such that our loan documentation must now specifically provide that we may not accelerate a loan as a result of non-payment if such non-payment relates only to “gray-zone” interest.

     As a result of such court decisions and regulatory changes, and as a result of an increased number of borrowers in Japan encountering financial difficulties, we have recently experienced a greater number of claims for repayment of “gray-zone” interest. The total amount of refunds of excess interest repayments in cash and loan principal charged-off by excess interest repayments was ¥2,532 million and ¥5,230 million for the years ended March 31, 2006 and 2007, respectively. We have also been reducing the level of interest that we charge on loans to customers. (See “Business Overview — Our Operations — Integrated Financial Services Segment” in Item 4.B of this annual report on Form 20-F.) Since a borrower may claim for refund of excess interest for up to 10 years, which is the statute of limitations, our total gross exposure may theoretically be up to the amount of excess interest received by us over the 10 years.
     In addition, in October 2006, the Japanese Institute of Certified Public Accountants issued “Audit Treatment of Reserve for Losses on Excess Interest Repayment Claims in Consumer Finance Companies” under which we are, in effect, required to keep a certain amount of reserves for losses on excess interest repayments to provide for probable refunds of “gray-zone” interest previously paid by borrowers. Accordingly, we increased our reserve for losses on excess interest repayments in cash and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments based on our best estimation taking into account past experience and current conditions for refunding of excess interest. The amount of provision for losses on excess interest repayments for the year ended March 31, 2006 was ¥3,331 million. However, taking into consideration the current business environment, we modified our allowance to cover all estimated future repayments of excess interest derived from current loans receivable and loans previously paid-off or charged-off. Consequently, this provision for the year ended March 31, 2007 was ¥12,664 million.
     When excess interest is refunded to borrowers, the excess amount is first applied to the outstanding loan principal balance and charged-off from the principal. We have the legal right to offset such excess amount against the outstanding loan principal. If the excess amount is greater than the outstanding balance of loan principal, then we refund the deficit amount to the borrower in cash. We increased our allowance for loan losses to provide for loan principal charged-off by excess interest repayments, in addition to our reserve for losses on excess interest repayments in cash. (See “Operating Results — Critical Accounting Policies” in Item 5.A of this annual report on Form 20-F.)
     If the level of claims for repayment are higher than we anticipate, we may be forced to increase our allowance and reserve related to losses on excess interest repayments and in turn recognize additional provision for losses on excess interest repayments, which may substantially reduce our net interest income from lending activities. We may also be required to further reduce the level of interest charged to customers. Any or all of these factors could adversely affect our business, financial condition and results of operations.
     Furthermore, amendments to the Moneylending Business Law, the Contributions Law and the Interest Rate Restriction Law were promulgated on December 20, 2006 and are scheduled to become effective gradually over the next few years. As of an effective date to be fixed by a cabinet order to be issued within one year from the promulgation date, moneylending businesses will become subject to enhanced regulations (such as the introduction of additional documentary requirements and an increase in the number of prohibited activities) and enhanced supervision (through measures such as the introduction of business improvement orders). Within two and a half years from this effective date and approximately three years from the promulgation date, the amendments will be fully in force. When in force these amendments will:
•	abolish the concept of deemed valid payments under the Moneylending Business Law;

•	reduce the maximum interest rate under the Contributions Law from 29.2% per year to 20% per year;

•	introduce administrative sanctions on charging interest in excess of the maximum interest rate under the Interest Rate Restriction Law;

•	obligate registered moneylenders to investigate customers’ ability to repay and prohibit excessive lending in respect of loans to individual customers; and

•	introduce further documentation requirements.
     These or other such legislative or regulatory changes or court decisions could adversely affect our business, financial condition and results of operations.

We may suffer larger loan losses if defaults on loans by our customers increase as a result of weak economic conditions in Japan or otherwise
     Weak economic conditions in Japan may lead to increased defaults on loans, including loans that we guarantee, which in turn would cause us to increase our charge-offs of loans and our provision for loan losses, thereby adversely affecting our results of operations and financial condition. In recent years, the economic environment in Japan displayed improvements in corporate profitability and business confidence, especially with respect to major companies, and rises in the stock and real estate markets. These trends also led to improvements in employment and personal consumption. However, disruptions to international credit markets triggered by a recent deterioration of the subprime-mortgage market in the United States, including increased defaults on home mortgages, have led to widespread difficulties in international markets including the New York Stock Exchange and Tokyo Stock Exchange, where our equity securities are listed. If these problems persist or continue to spread to other sectors, an economic downturn or recession in Japan could occur. Moreover, the Japanese economy still faces uncertainties such as inflation in prices for raw materials caused by the expansion of production activities, fiscal reconstruction, and potential changes to the social security system. If the economic situation in Japan worsens, we may be forced to charge-off loans in excess of our existing provision for loan losses, to increase our provision for loan losses, to pay out on loans that we guarantee beyond our reserve for guarantee losses, or to tighten our credit screening policies, which would limit our acquisition of new customers. In addition, we may not adequately evaluate or control risks associated with the loans we make, such as the creditworthiness of the borrower, and may experience greater defaults than we anticipate as a result. Any such factors could adversely affect our financial condition or results of operations.
An increasing number of our customers seeking protection from creditors under the Bankruptcy Law or related laws could require us to increase our provision for loan losses and charge-offs
     In recent years, the number of legal means with which retail borrowers can seek protection from creditors has increased. For instance, amendments to the Bankruptcy Law of Japan (the “Bankruptcy Law”) that became effective in January 2005 are aimed at achieving prompt, efficient, effective and fair procedures for personal bankruptcy, and to simplify the procedure for, and improve debtors’ protection under, personal bankruptcy. Under these amendments, an individual debtor can take advantage of a unified discharge procedure and a larger scope of assets that may be retained by insolvent debtors. These amendments to the Bankruptcy Law have also improved the effectiveness of the automatic stay, preference, offset and other practical provisions for fair treatment among creditors. We generally recover very little of any loan made to a customer that has entered personal bankruptcy proceedings.
     This and other laws of Japan, including the Special Conciliation Law and the Civil Rehabilitation Law, may discourage borrowers who would otherwise make an effort to repay the entirety of their loans from doing so if they perceive a relative ease of using these legal means to discharge their debts. As a result, the number of our customers who seek legal protection from enforcement of terms of payment or adjournment of payment may increase. If, as a result, the number of delinquent loans increases, we may be required to charge-off those loans or increase our provision for loan losses and our results of operations could be adversely affected. Any further amendment to the Bankruptcy Law or related laws that increases protection of the assets of individual debtors or reduces the burden of declaring personal bankruptcy would also have a materially adverse impact on our results of operations.

We may change our portfolio of products and services from time to time and expand the business areas in which we operate but may fail to achieve the intended results
     While we were traditionally a finance company that specialized in unsecured lending to individuals in Japan, we review our portfolio of products and services on an ongoing basis and change them as appropriate to remain competitive in the markets that we serve. For example, in June 2004, in response to the diversified needs of SMEs and consumers, as well as to maximize our corporate value, we sold most of the outstanding balance of our unguaranteed consumer loans to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.), a consumer finance company, in order to concentrate our resources on providing loans with guarantors, such as our “Business Assist loans,” and otherwise serving SME owners. With respect to financial services for SME owners, in addition to extending “Business Assist loans” and “Business Timely loans,” which are unguaranteed, unsecured loans made under pre-approved revolving credit lines to SME owners, we also concentrate on the provision of real estate finance, and leases and installment loans. With respect to the quality of operating assets, we seek to accumulate prime assets with lower credit risks through acquisition of prime customers through the promotion of our alliance strategy.
     Changes in our portfolio of products or services, including those described above, may fail to generate the results we desire and adversely affect our results of operations or financial condition. For example, deterioration of the quality of our operating assets due to deterioration in the financial condition of SMEs caused by rapid changes in the economic environment and other factors could adversely affect our financial condition and results of operations.
     In addition, we have expanded and plan to continue to expand the business areas in which we operate. Principally, in addition to providing integrated financial services to SMEs and their owners in Japan, we also engage in real estate-related businesses (including providing secured loans to property companies and principal investment in real estate), distressed loan servicing, investment banking, securities and venture capital operations and leasing operations. As we expand our business operations, we compete with companies that we did not previously consider to be competitors and who often have established track records and greater name recognition, substantially larger financial, technical, personnel and marketing resources and larger customer bases than we do. There can be no assurances that we will be successful in expanding our operations in each of these business areas in line with our management’s expectations or at all. If we are unable to compete, we may fail to expand our operations and our financial condition or results of operations could be adversely affected.
     Our success also depends on our ability to attract and retain employees with the skills and market knowledge that will allow us to expand our various businesses. Competition to employ and retain such personnel is high. There can be no assurance that we will successfully and consistently meet personnel recruitment and retention goals, and any failure to do so may restrict our ability to develop our businesses and may have adverse effects on our business, financial condition and results of operations.
Our real estate-related businesses are subject to numerous risks, including the health of the Japanese economy, regulatory and legal changes, and our ability to adequately evaluate and manage these risks
     Recently, our secured loans portfolio has grown significantly, reflecting our strategic shift towards the promotion of financial services to SMEs and their owners centering on real estate financing to property companies, through active sales and marketing efforts by our Real Estate Group, which was established to supervise all the real estate-related businesses in June 2006. Proceeds from these loans are primarily used by our customers as working capital for acquisition of properties for property development and/or for resale. The health of the real estate market in Japan is closely tied to larger economic trends. Thus, the value of real estate mortgaged or pledged to us by our customers could decline if Japanese economic conditions deteriorate, exposing us to significant risks. In addition, with respect to secured loans to property companies, we are also exposed to risks that our customers may not complete development projects in a timely manner or at all, resulting in the developers’ failure in their business and an inability to repay the loans to us, or that the completed property will not have the value we anticipated, resulting in lower collateral value than we expected. We may also fail to adequately evaluate or control risks associated with the loans we make, such as the creditworthiness of the borrower or development or other risks associated with the property, or we may fail to correctly value, or successfully realize the value of, the collateral. As a result, we may experience greater defaults than we anticipate or fail to recognize the amounts we anticipate upon enforcement of collateral. Environmental liabilities unknown at the time we make loans could also impair the value of properties securing our loans.

     Secured loans for property development or resale purposes are generally made for short terms and have relatively large principal amounts compared to other loans that we lend. This has increased our short-term funding requirements, which we may not be successful in meeting or accurately evaluating. This could constrain our ability to make new loans.
     Furthermore, in the event taxation regimes concerning our real estate-related businesses, including land taxation, are amended, costs of acquisition and sale of real estate may increase, and could adversely affect our real estate-related businesses.
     In addition to secured real estate finance, our direct investments in real estate have recently grown significantly. Any deterioration in market conditions in Japan’s real estate markets, including tightening of regulations with respect to real estate financing or investment, may adversely affect the value of real estate held by us as principal and our real estate-related businesses in general.
     Any or all of the above factors could have material adverse effects on our business, financial condition or results of operations.
The fair value of our strategic investments could decline due to a deterioration of the economic environment or other factors and adversely affect our financial condition
     We invest in various companies for which we believe that such investment will improve our ability to provide integrated financial services or other services and expand our business network. As of March 31, 2007, the fair value of our investment securities was ¥38,384 million, representing 8.5% of our consolidated total assets as of the same date. However, if the stock prices of these companies were to decline significantly, or if the financial condition of these companies were to worsen, for example, due to a deterioration of the economic environment, we could suffer impairment losses on these securities or our shareholders’ equity ratio could decline due to a fluctuation in unrealized profits or losses in investment securities, which could adversely affect our financial condition and results of operations.
The strategic alliances, joint ventures and strategic investments which we have entered into may not yield attractive returns and could produce losses
     We have been pursuing various strategic alliances and joint ventures with financial institutions and other finance-related companies, which include arrangements to receive customer referrals and to provide guarantees for their loans to customers. We have also in recent years increased our investments in companies that have the potential to complement our business strategically. The book value of these strategic investments was ¥28,674 million and ¥23,368 million as of March 31, 2006 and 2007, respectively.
     We expect to continue seeking strategic alliances, joint ventures and strategic investments to establish a strong business infrastructure and expand sales channels, but may not be able to successfully develop such alliances or to grow or maintain profits. These strategic alliances, joint ventures and strategic investments may not achieve profitability and we may incur impairment losses or other damage with respect to such investments.
     We may also fail to adequately evaluate or control risks associated with these investments or with loans that we guarantee as part of some of our strategic alliances, such as the creditworthiness of the borrower or other risks associated with such loans, or we may fail to correctly value, or successfully realize the value of, any collateral for loans that we guarantee. Our rights and remedies may also be more limited under our strategic alliances, joint ventures and strategic investments than when we engage in lending or other businesses directly. As a result, we may experience greater payouts on guarantees than we anticipate, fail to recognize the amounts we anticipate upon enforcement of collateral associated with loans we guarantee, or incur other damage.
     Moreover, while strategic alliances, joint ventures and strategic investments that aim at specific markets may attract our existing customers or those of our alliance partners, we may not be successful in attracting the new customers that we require in order to expand our customer base which in turn could reduce the profitability of our core business. Any or all of these factors could adversely impact our business, financial condition and results of operations.

Increasing competition in the loan servicing market in which Nissin Servicer operates could reduce our profitability
     Our subsidiary, Nissin Servicer Co., Ltd. (“Nissin Servicer”), is engaged in the purchase of specific money claims from financial institutions through a process of invited tender. An increase in the number of companies entering this market, together with the contraction in liquidity in the market for bad debts due to the economic recovery in Japan, has lead to increasingly severe competition. In response to these factors, and in order to maintain our competitiveness in the purchase of specific money claims, we are pursuing a proactive approach to financial institutions, efficient collection activities which take into consideration the customers’ revitalization efforts and profitability, and enhancement of real estate-related revitalization businesses. We believe that these activities, together with the development of new areas of business such as liquidation of assets, securitization-related and corporate revitalization-related businesses, have allowed us to maintain competitiveness in the current business environment. However, if we are unable to maintain competitiveness in the purchase of specific money claims, or if there are rapid increases in purchase prices or falls in the level of commission fees, we may be unable to purchase these loans at favorable prices or at all, and our servicing business may have decreased profitability or losses, which could adversely affect our business strategies and results of operations.
Our business in China is subject to a number of risks associated with doing business overseas and, in particular, is subject to extensive Chinese government regulation that changes frequently, and these regulations could adversely affect our business and operating results
     Our subsidiary, Nissin Leasing (China) Co., Ltd. (formerly known as Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd.; “Nissin Leasing (China)”), operates leasing, non-bank financing and other businesses in China. We aim to expand our presence in China and such expansion will require further investment of capital and management resources. Our proposed expansion also involves a number of risks associated with doing business overseas, such as difficulties in the political and/or economic relationship between Japan and China, social or economic turmoil due to social unrest, terrorism or other factors and/or general strikes and other disruptions to working conditions. Expanding our operations in China may require significantly more investment and resources than we currently anticipate, which may lead to adverse consequences for our business, results of operations and/or financial condition.
     In addition, the Chinese government has broad discretion and authority to regulate the leasing, non-bank finance and other industries in China. The Chinese government exercises significant control over financial and other markets, as well as China’s economic growth, through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. Existing regulations or government action in China may constrain our operations, and new regulations, the readjustment of previously implemented regulations or other government action could require us to change our business operations in China, increase our costs, prevent us from repatriating profits to Japan, or limit our ability to finance or conduct activities in China.
     Furthermore, China’s commercial legal system is still under development, and even where adequate law exists in China, enforcement of laws or contracts may be uncertain and sporadic. The relative inexperience of China’s judiciary including in relation to international commercial matters creates additional uncertainty as to the outcome of any litigation, and interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China are subject to administrative review and approval by various national and local agencies of China’s government. As a result of the changes occurring in China’s legal and regulatory structure or otherwise, we may not be able to secure requisite governmental approval for our activities, or approvals we have received, such as the leasing license obtained by Nissin Leasing (China), may be suspended or revoked. Any of these factors could adversely affect our business, financial condition and operating results.

Any future inability to obtain funds from lenders or access the debt capital markets on favorable terms could impair our ability to extend loans to borrowers, reduce our competitiveness and the profitability of our lending and adversely affect our financial condition
     Ready access to funds on favorable terms is essential to our business. We raise funds primarily through loans from financial institutions and by issuing debt securities in the capital markets. As of March 31, 2007, the aggregate amount of our borrowings was ¥345,075 million. The difference between the interest rates we charge our customers and the interest rates we pay to our financing sources is the key factor impacting our profitability. As of March 31, 2007, our weighted period-end average contractual interest rate on outstanding loans in our loan portfolio was 13.8% per annum, while our weighted period-end average contractual interest rate for both short-term borrowings and long-term borrowings was 1.9% per annum.
     As of March 31, 2007, 75.6% of our borrowings, or ¥260,817 million, were long-term borrowings, 62.4% of our borrowings, or ¥215,357 million, came from loans from banks, non-bank financial companies, insurance companies and other financial institutions, 19.9% of our borrowings, or ¥68,840 million, came from issuances of corporate bonds and commercial paper, and 17.6% of our borrowings, or ¥60,878 million, came from other sources, including securitization of certain loans receivable. Based on their evaluations of our long-term or short-term financial prospects, any of these lenders could cease to finance our business or to offer funds on favorable terms.
     In particular, a downgrade in our credit ratings or those of similar companies or Japanese companies generally, for instance, could result in an increase in the interest rates that lenders charge us and also result in a shift in the sources for funding that we choose to access. For example, the downgrades of our debt rating by the Japan Credit Rating Agency, Ltd., or JCR, in April 2003 and December 2005, led us to curtail our debt issuances and increase our reliance on bank loans, which typically bear higher interest rates. On September 27, 2007, JCR announced that it had lowered our debt rating again, which could prevent us from issuing debt in Japan at favorable rates or at all. In addition, any negative publicity about small business or consumer finance lenders such as that seen in 1999 with respect to the unlawful or improper practices of small business lenders could also make lenders reluctant to extend credit to us or companies in our industry in general. Further, as a result of the recent decisions of the Supreme Court with respect to “gray-zone” interest rates, we have faced increasing difficulties in obtaining bank funding on favorable terms as a result of such lenders decreasing the amount of funds available to loan companies in general. In addition, the disruptions to international credit markets triggered by the recent deterioration of the subprime-mortgage market in the United States have led to widespread difficulties in international financial and capital markets, and constrained our ability to borrow or to securitize assets.
     As a result of these factors, we have recently experienced difficulty in accessing the total amount of funds that we desire for our business operations, and we expect that our cost of borrowing may increase in the short term. Moreover, as a result of the above factors and/or as a result of ongoing restructuring of the Japanese financial sector, and of regional banks in particular, our lenders may fail or adopt lending policies unfavorable to us.

     A number of other factors largely beyond our control could also impair our ability to borrow, including severe disruptions of the financial markets (such as the recent disruptions triggered by the U.S. subprime-mortgage market difficulties), negative views about the prospects for the finance industry generally or further downgrades of Japan’s sovereign debt ratings. Any impact from these factors on our capital procurement environment could increase our interest expenses. An inability to obtain sufficient funds from lenders or capital markets on favorable terms or at all could impair our ability to extend loans to borrowers or reduce our competitiveness and the volume and/or the profitability of our lending.
     Although contractual borrowing interest rates that we are required to pay are subject to fluctuations due to the market environment and other factors, the contractual lending interest rate in our loan business is subject to various restrictions under Japanese law. Therefore, in order to minimize our interest fluctuation risk, we are pursuing financing with fixed interest rates for borrowings from financial institutions and issuances of corporate bonds. As of March 31, 2007, our fixed rate borrowings, including those fixed through hedging from derivative transactions, comprised 48.4%, and our variable rate borrowings comprised 51.6%, of our total borrowings. However, we may not be able to effectively control our interest rates on borrowings. Moreover, we expect that our cost of borrowings may increase in the short term, while our average contractual interest rates on loans that we extend to our customers is decreasing, as a result of the Japanese legal and regulatory changes reducing the interest rates that we may charge to our customers and our focus on higher-quality credit customers. This in turn could reduce our net interest margins.
     Any or all of these factors could adversely affect our financial condition and results of operations.
An increase in prevailing market interest rates would increase our interest expense and thus could reduce the margins we receive on our loans to our borrowers
     Interest rates in Japan have been extremely low for several years, reflecting the Bank of Japan’s monetary policies, including the “zero interest rate” policy, which was in place for most of the period from February 1999 until it was ended in July 2006. Also, the official discount rate offered by the Bank of Japan has remained at 0.1% since September 2001 until it was increased to 0.4% in July 2006. Partly as a result of this policy, the weighted period-end average contractual interest rates on our own borrowings have been extremely low in recent years: 1.4% as of March 31, 2006 and 1.9% as of March 31, 2007 for our long-term borrowings.
     As a result of a recent change in policy by the Bank of Japan, short-term interest rates have recently risen in Japan and may continue to do so. In addition, market interest rates have risen generally as a result of the recent credit market disruptions triggered by the U.S. subprime-mortgage market difficulties. Consequently, our lenders may increase interest rates on their loans to us, and we may not be able to pass our increased interest expenses to our customers in the form of higher rates on our loans due to competitive considerations and to the legal limit in Japan on interest rates that we may charge, which will be reduced. Any increase in the interest rates our lenders charge us could thus have an adverse effect on our operating margins and profitability.
Any failure to implement our business strategies successfully will negatively impact our ability to achieve our financial targets and our management’s expectations for business growth
     Our strategies include further developing certain business areas in which we operate, including our real estate-related businesses, our China-related businesses, our investment banking business and our servicing business. Further, our strategies will require us to achieve a transformation into a comprehensive non-bank financial services provider and to continue the reinforcement of our integrated risk management capabilities and the improvement of our brand image through strengthening our approach to compliance. Achieving our strategic goals will require significant management time, finances and other resources and we may not be successful in implementing our strategies to achieve the growth or returns expected by our management. In addition, changes in the business and/or economic environments in which we aim to operate and other uncertain or unforeseen factors may make it difficult for us to achieve the targets we have set. There can be no assurance that we will be successful in meeting the quantitative or qualitative targets set out or that our management will not change such targets in the future.

Our risk management structure is based primarily upon observed historical trends in our business and the experience of our employees and we may not be able to predict future risk exposure
     With effect from April 1, 2007, we established a new risk management division with responsibility for assessing the risks involved in our business and the profitability and capital efficiency of the Group in view of such risks. Because some of our methods of managing these risks are based upon the use of observed historical trends, borrower and market behavior and other historical measures primarily through the experience of our employees, these methods may not allow us to accurately predict future risk exposures, which could be significantly greater than our historical measures indicate. This in turn could have a material adverse effect on our business, financial condition and results of operations.
Any disruption, outages, delays or other difficulties experienced by our information or technological systems and networks could adversely affect our business
     We increasingly rely on internal and external information and technological systems and networks to generate new business, provide services to customers and manage our operations. In particular, our business depends on:
•	the ability of our automated funds transfer system to handle high volumes of phone calls and to provide customers with a convenient system which offers reliable privacy protection;

•	the reliability and security of third-party databases from which we obtain credit information about our customers;

•	the reliability of third-party wire transfer services which we use to disburse loans to accounts designated by our customers; and

•	the reliability of the financial institutions that hold our customers’ accounts from which we automatically transfer their payments to us.
     In addition, we outsource a significant part of our hardware and software responsibilities, in order to manage our operating transaction and accounting data, confidential customer information and other back-office data operations. (See “Our Operations — Integrated Financial Services Segment — Technology” in Item 4.B of this annual report on Form 20-F.)
     Our systems are vulnerable to damage or interruption from human error, natural disasters, power loss, computer hackers, computer viruses and similar events or the loss of support services from third-parties such as our systems solution providers, telephone carriers and Internet backbone service providers. Any disruption, outages, or delays or other difficulties experienced by any of these technological and information systems and networks could affect our financial condition and results of operations.

We may have to constrain our business activities to avoid being deemed an investment company under the U.S. Investment Company Act of 1940
     In general, a company which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities may be deemed to be an investment company under the U.S. Investment Company Act of 1940 (the “Investment Company Act”). If we were to be deemed an investment company under the Investment Company Act, we would be prohibited from issuing our securities in the United States and may have to terminate the listing of our American Depositary Shares (“ADSs”) on the New York Stock Exchange or other sponsorship promoting a U.S. trading market for our issued securities. In order to avoid these prohibitions, we may be forced to forgo otherwise attractive business opportunities, potentially limiting our liquidity, growth and profitability.
Compliance with regulations on internal control could adversely affect our results of operations
     We are subject to Section 404 of the Sarbanes-Oxley Act and our co-chief executive officers and chief financial officer must include the following statements in each annual report under Section 404 of the Sarbanes-Oxley Act from the fiscal year ended March 31, 2007:
•	a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Group;

•	a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Group’s internal control over financial reporting;

•	management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of the end of the Group’s most recent fiscal year, including a statement as to whether or not the Group’s internal control over financial reporting is effective; and

•	a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management’s assessment of the registrant’s internal control over financial reporting.
     Strengthening our corporate governance structure in order to comply with the Sarbanes-Oxley Act has required significant costs, as well as management attention and other corporate resources, and we expect that compliance with the Sarbanes-Oxley Act will continue to require significant costs and resources. In addition, we will be subject to regulations on internal control over financial reporting under Japanese law from the year ending March 31, 2009 and may require additional costs and resources to comply with such new Japanese regulations. These compliance costs and resource requirements may be greater than we anticipate, and focusing limited corporate resources on these compliance matters may require us to constrain our business activities, which in turn could adversely affect our financial condition or results of operations.
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
     Any such misconduct by an employee or director could result in regulatory sanctions, legal liability and serious reputational or financial harm to us. We have not suffered materially from misconduct by an employee or director in the past. However, the precautions we take to prevent and detect such misconduct may not always deter or prevent it, even though we recognize compliance as one of the most significant challenges for management. Moreover, even if we succeed in managing the conduct of our own employees and directors, we may suffer reputationally or financially from misconduct by other lenders in the finance industry. This could generate an unfavorable perception of our business activities in general among potential customers, or lead to introduction of additional regulations or laws favoring borrowers that might erode our profitability, which could adversely affect our financial condition and results of operations.

Any failure to maintain the confidentiality of personal information of our customers could adversely affect our results of operations
     We keep and manage sensitive personal information obtained from our customers. If we fail to maintain the confidentiality of personal information for any reason, our results of operations could be adversely affected in a number of ways. We could be subject to lawsuits for damages from our customers if they are injured as a result of the release of their personal information. Failure to maintain the confidentiality of personal information could subject us to penalty under the Law Concerning the Protection of Personal Information of Japan (the “Personal Information Protection Law”). We could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives from the government, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate image or reputation. Any damage to our reputation could also adversely affect our ability to retain or acquire customers or to maintain or establish strategic alliances with third-parties, or otherwise adversely affect our financial condition or results of operations.
Our chairman and his family may exercise influence over important business decisions in a way that conflicts with other shareholders’ interests
     As a result of the direct and indirect ownership of or control over our outstanding shares of common stock by Kunihiko Sakioka, the Chairman of the Board of Directors, and members of his family, who collectively beneficially own 36.0% of our outstanding shares as of March 31, 2007, Kunihiko Sakioka and his family members may collectively exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as a sale of any company within the Group, corporate restructuring, investment in other businesses or assets, or the terms of future financing. The interests of these shareholders in these and other matters may differ from those of other shareholders of the Company.
Because we expect our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, you may be subject to materially adverse tax consequences
     As we expect that 50% or more of our gross asset value constitutes “passive assets,” generally meaning assets not constituting part of an active trade or business under U.S. federal tax rules, we expect that our shares and ADSs will be treated as stock of a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. U.S. persons who hold our shares or ADSs, either directly or indirectly, may be subject to materially adverse U.S. federal income tax consequences upon the sale or disposition of the shares or ADSs and upon distributions with respect to the shares or ADSs to the extent the distributions are “excess distributions,” distributions in excess of a normal rate of distribution as calculated for PFICs. Gain realized on the sale or other disposition of shares or ADSs would in general be taxed as ordinary income. If you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs, and the income allocated to such prior tax years would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the 15% tax rate applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. (See “Taxation — United States Tax Considerations — Passive Foreign Investment Company Rules” in Item 10.E of this annual report on Form 20-F.)

Holders of ADSs have fewer rights than shareholders and have to act through the depositary to exercise those rights
     The rights of shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders of record on our register of shareholders or our register of beneficial shareholders. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, an ADS holder cannot take these actions except through and to the extent permitted by the depositary. If we instruct the depository to provide ADS holders with the opportunity to vote in a timely manner, the depositary will make efforts to vote the shares underlying the ADSs as instructed by ADS holders. ADS holders, however, may not be provided with such rights on a timely basis or at all.
If you hold fewer than 100 shares, you do not have the right to vote the shares or transfer them and if you have ADSs representing fewer than 100 shares, you cannot withdraw the shares underlying the ADSs and cannot require us to purchase the underlying shares
     One hundred of our shares constitute one “unit.” A holder who owns fewer than 100 shares owns less than a whole unit. The Japanese Corporate Law restricts the rights of a shareholder who holds shares of less than a whole unit. In general, holders of shares constituting less than one unit do not have the right to vote under the unit share system. Our Articles of Incorporation also provide that no share certificates will be issued with respect to any number of shares constituting less than one unit. As the transfer of shares normally requires delivery of share certificates, any fraction of one unit for which no share certificates are issued is non-transferable. Furthermore, under the unit share system, holders of shares constituting less than one unit have the right to require us to purchase their shares. However, holders of ADSs that represent other than multiples of a whole unit cannot withdraw the underlying shares representing less than one unit and, therefore, they will be unable to exercise the right to require us to purchase the underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit will not have access to the Japanese markets to sell their shares through the withdrawal mechanism. (See “Memorandum and Articles of Association — Limitations Affecting Security Holders — Japanese Unit Share System” in Item 10.B of this annual report on Form 20-F.)

Item 4. Information on the Company
A. History and Development of the Company.
          The Company was established in 1960 in Matsuyama, Ehime Prefecture in the northern part of the island of Shikoku (one of Japan’s four major islands) as a joint stock corporation under the laws of Japan. Our first business was dealing in discount commercial bills. We widened our business activities by extending operations to real estate-secured loans in 1967 and consumer loans in 1972, and became a registered moneylender under the Moneylending Business Law in 1984. We created loan products with the aim of better meeting our customers’ needs at different stages of their business development, such as “Small Business Owner loans” (currently “Business Assist loans”) in 1981, “Wide loans” (currently “Smart Assist loans”) in 1990 and “Business Timely loans” in 2000. We steadily expanded our areas of operation by opening offices in Hiroshima in 1988, Osaka in 1990, Kyushu in 1992, Tokyo in 1994, and Nagoya, Sendai, Hokkaido and Shizuoka in 1995. In 1998, we adopted a dual head-office system, with one head office in Tokyo, through which our operations are primarily managed, and the other in Matsuyama. As of March 31, 2007, we had 35 loan offices throughout Japan. In recent years, we have also expanded our customer base through strategic alliances with banks, consumer finance, leasing and other financial services companies.
          In July 2001, we established Nissin Servicer to acquire and service non-performing assets of banks and other financial institutions. Nissin Servicer has listed its stock on the Mothers market of the Tokyo Stock Exchange and was Japan’s first loan servicing company to become a public company.
          In November 2003, we established NIS Lease Co., Ltd. (“NIS Lease”) to commence finance and operating lease operations in Japan.
          In June 2004, NIS Property Co., Ltd. (“NIS Property”) was renamed from a subsidiary previously established by us and commenced real estate-related businesses operations in Japan.
          In June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) in line with our strategic shift to operate our traditional consumer loan business on a substantially reduced scale.
          In July 2004, we established Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. (currently Nissin Leasing (China) Co., Ltd.) to commence arrangement of investments and other businesses such as providing market research services and assistance to Japanese companies planning to establish a presence in China, as well as to operate a real estate agency and a leasing business in China.
          In December 2004, we acquired 100% of the outstanding shares (99.5% as of March 31, 2007) of Yamagen Securities Co., Ltd. (currently NIS Securities Co., Ltd.; “NIS Securities”) to commence securities and investment banking business operations in Japan.
          In September 2005, Nissin Leasing (China) obtained a leasing license from the Chinese authorities and began operating full-scale leasing business in China.
          In December 2005, we acquired 69.3% of the outstanding shares of APREK Co., Ltd. (“APREK”) to enhance provision of financial services to owners of SMEs in Japan’s Kyushu region.
          With effect from October 2006, we changed our name to NIS Group Co., Ltd.
          In December 2006, we acquired 37.5% of the outstanding shares of Araigumi Co., Ltd. (“Araigumi”), currently an affiliate accounted for under the equity method, through a subscription to a third-party allotment of new shares, in order to mutually cooperate and promote services in the field of real estate investment, real estate development and construction-related businesses.
          In April 2007, we established the Investment Banking Department, and in May 2007, we established NI Strategic Partners Co., Ltd. (“NI Strategic Partners”), to enhance our investment banking businesses, such as support services for corporate real estate transactions, mergers and acquisitions (M&A), management buyouts (MBOs) and leveraged buyouts (LBOs).
          Our principal executive office is located at Shinjuku L-Tower 25F, 6-1, Nishi Shinjuku 1-chome, Shinjuku-ku, Tokyo 163-1525, Japan, and its phone number is +81-3-3348-2424. Our principal Internet website is http://www.nisgroup.jp. Information on this website does not form part of this annual report on Form 20-F.
          Information about our principal capital expenditures and divestitures is provided in Item 5.B of this annual report on Form 20-F.

B. Business Overview.
Overview
          We provide integrated financial services to SMEs and their owners in Japan, tailored to their stages of development and particular needs. We provide our services both directly and through alliances and joint ventures with other companies including financial institutions. We also service distressed loans purchased from third-parties and engage in leasing and related businesses in Japan, as well as investment banking, securities and principal investment businesses. In addition, we also engage in real estate-related businesses, including providing secured loans to property companies and principal investment in real estate. In recent years, we have commenced leasing and other operations in China. We currently report our business activities in accordance with the following four business segments:
•	integrated financial services;

•	servicing business;

•	real estate business; and

•	other businesses.

For the year ended March 31, 2007, our operating income was ¥1,321 million and our net losses were ¥1,610 million.
Our Strategies
      Transform from a Mono-line Lending Business into an Integrated Financial Business
          We seek to further diversify our business lines in order to better meet the broader needs of SMEs, while we continue to position the lending business as our principal business. We aim to gradually decrease our relatively high dependence on interest income by diversifying revenue sources, and to increase the proportion of revenue from fee businesses. In line with this strategy, we intend to focus on real estate-related businesses (including real estate investment and real estate secured loans), investment banking, securities and venture capital businesses, servicing business and businesses in China. We believe that the diversification of our business lines will contribute to securing stable revenues as well as to minimizing the impact of business and/or market-specific risks.
      Provide Integrated Financial Services to SMEs in Japan
          We seek to provide a broad range of integrated financial services to SMEs in Japan and their owners. These services include the following:
•	Broad Range of Services to SMEs. We provide a variety of financial services to SMEs, depending on their growth stage, in an effort to be our customer’s primary source for financial services. In addition to SME loans, we provide leasing and other services, including secured loans.

•	Services to SME Owners. For SME owners, we provide SME loans (described in “Our Operations” below), as well as installment credit. We seek to customize our products to the needs of SME owners. For example, we may extend loans to the owner’s business directly, with a guarantee from the owner or a third-party, or secure such loans if appropriate collateral is available.
          In addition to our direct channels, we also seek to provide our services through alliances and joint ventures with other financial service companies. We apply our credit expertise as a lender to SMEs and their owners to take advantage of our alliance companies’ customer bases and established brand values to more effectively offer our products and services, as well as to develop new products for these customers. Depending on the alliance, we market these products under our own or our allied brands.

      Expand Real Estate-related Businesses
          We have recently experienced significant growth in our real estate-related businesses whereby our real estate assets have increased approximately threefold in March 31, 2007 compared to March 31, 2006. We have additionally achieved a significant increase in revenues from real estate investment. We seek to continue expanding our real estate-related businesses in Japan in order to take advantage of our credit and secured lending expertise in Japan’s real estate markets. We believe that the recent stabilization or increase of asset values in major real estate markets in Japan, particularly major urban areas such as Tokyo, provides an opportunity for secured real estate financing and principal investment in real estate. We seek to leverage our credit and secured lending expertise in relation to SMEs, as well as our experience in servicing distressed loans, to grow various real estate-related businesses, including the following:
•	Providing real estate secured loans to property companies for working capital. This is currently our fastest growing business line, and we focus primarily on small to medium-sized property companies, which develop small commercial and residential properties or resell such properties that they purchase. In addition, we established the Real Estate Structured Finance Department in September 2006, and started providing non-recourse loans, which generally carried larger loan principal, mainly to special purpose companies for real estate-related projects.

•	Investing in real property with a view to resale. We seek to purchase real estate, particularly commercial as well as residential rental properties, that we believe can be operated for profit or resold at a higher price following renovations of the property or improvements in property management. We conduct this business primarily through NIS Property.

•	Acquisition of distressed real estate. Taking advantage of our network of financial institutions selling distressed loans collateralized by real estate and our experience in servicing such loans, we seek to acquire distressed real estate assets that we believe can be restructured and resold at a higher price. We conduct this business through Nissin Servicer.
          While we endeavor to expand our real estate-related businesses, we also intend to strengthen our risk management in relation to real estate-related businesses.
     Develop Servicing Business
          We have been increasing revenues from our servicing business, of which revenues from sales of real estate purchased through our servicing business have significantly increased for the year ended March 31, 2007 compared to the previous fiscal year. We seek to continue to grow our servicing business in Japan by expanding into new business areas and customer bases as well as further developing the existing businesses, such as servicing of unsecured loans and real estate-related loans, and revitalization-related businesses.
     Develop Overseas Business, Particularly in China
          We seek to expand our full-scale leasing business in China, which we operate through Nissin Leasing (China). We believe that economic and commercial growth in China has created a demand for sophisticated leasing and other financial services, particularly among growing enterprises. Through Nissin Leasing (China), we seek to become one of China’s premier leasing companies. We also seek to use our financial expertise and experience in operating a large-scale business in China to provide consulting services for companies looking to conduct business in China, and to provide trading, factoring and other integrated financial services in China.
     Develop Investment Banking, Securities and Venture Capital Business
          Through NIS Securities, we provide investment banking services targeted at SMEs in Japan, including the arrangement of financing in the capital markets, initial public offerings and other financial advisory services. We seek to take advantage of our network of relationships with SMEs to provide customized investment banking services tailored to their stages of growth. We also seek to expand our proprietary trading and brokerage services.
          In addition, we believe that attractive principal investment opportunities, including equity investments and financing through leveraged buyouts and management buyouts, exist with many of our financial services clients, which are SMEs in relatively early stages of their growth. With NI Strategic Partners and our Investment Banking Department, we seek to take advantage of our network of relationships with such companies to make proprietary venture capital investments in growth enterprises with a view to capital gain. We believe such principal investments may also lead to other investment banking opportunities.
          In this manner, we seek to integrate investment banking, securities and venture capital businesses into our overall package of integrated financial services that we offer to SMEs and their owners in Japan.

Our Markets
          We provide integrated financial services to SMEs and their owners in Japan, tailored to their stages of development and particular needs. In recent years, we have also commenced leasing and other operations in China. Below is a summary of the major industries in which we operate.
      Integrated Financial Services
          Japanese SME Finance Industry. We operate in the Japanese small business finance industry, which provides secured or unsecured loans to SMEs and their owners. Many of our loan products are extended principally to individuals who own SMEs on the basis of individual creditworthiness, rather than to entities based upon business creditworthiness, which is the focus of general business finance companies. However, to the extent that we provide loans to SMEs as well as their owners, we compete with lenders in the business finance industry that loan to SMEs.
          Japanese Real Estate Finance Industry. We operate in the Japanese real estate finance industry, which provides secured loans for the purpose of financing the purchase or development of real estate. Our secured loans are generally provided to small and medium-sized property companies as working capital for the purpose of acquiring properties for resale and/or developing small commercial and residential properties. Real estate finance to property companies is one of our largest growth businesses and a strategic focus for us. We also provide secured general-purpose loans to individual customers.
          Japanese Leasing Industry. Through our subsidiary, NIS Lease, we compete in the Japanese leasing industry, which provides finance and operating lease products and services to customers in Japan. Our target market is SMEs in Japan. We therefore compete with other leasing and non-bank finance companies that provide services to such companies.
          Chinese Leasing and Other Industries. We operate in the Chinese leasing market through Nissin Leasing (China). We have also been expanding, and will continue to expand, into other markets in China and have begun engaging in consultancy services, import and export services and factoring businesses through subsidiaries of Nissin Leasing (China).
          Japanese Consumer Finance Industry. We operate in the Japanese consumer finance industry, which provides mainly unsecured loans without restrictions on the purpose of use to individuals in Japan. We compete with traditional consumer finance companies, as well as banks and credit finance companies outside the consumer finance industry which have started in recent years to provide loan products similar to ours for consumers seeking to consolidate loans from multiple lenders.
          Japanese Investment Banking and Securities Industries. Through our subsidiary NIS Securities and NI Strategic Partners as well as our Investment Banking Department, we operate in the Japanese investment banking and securities industries. Japan has sophisticated financial markets and we compete with Japanese and foreign investment banks to provide investment banking and securities services to SMEs. We also operate a principal investment business in Japan. We focus on SME markets in Japan in order to take advantage of our expertise and relationships with SMEs that we have developed mainly through our traditional financial services.
      Servicing Business
          Japanese Loan Servicing Industry. We operate in the Japanese loan servicing industry through our subsidiary, Nissin Servicer. We are primarily focusing on collection activities in a manner that takes into consideration our customers’ revitalization efforts and profitability, and the enhancement of real estate-related businesses. In addition, we are developing new areas of business under this business segment, such as liquidation of assets, and securitization-related and corporate revitalization-related businesses. The Japanese loan servicing industry has grown rapidly in the last few years due to the accelerated disposal of non-performing loans by Japanese financial institutions as a result of Japanese government measures to combat non-performing loans. We compete with a variety of companies for loan servicing opportunities and, in particular, we consider affiliated companies of the major consumer finance or SME loan companies to be our primary competitors. According to the Ministry of Justice, as of December 31, 2006, 96 companies were registered as licensed servicing companies, of which we believe 13 were affiliated with major consumer finance or SME loan companies.
      Real Estate Business
          Japanese Real Estate Industry. We conduct integrated real estate businesses in Japan, with a primary focus on real estate located in Tokyo, Osaka and other major cities. In our real estate renovation business, we purchase commercial properties and increase tenant occupancy rates through renovations to improve cash flows, resulting in resale of the properties at higher prices. We also retain some of these properties to obtain stable cash flows. Real estate development is another major focus of our real estate business. While competition to acquire land for development has been increasing recently in Japan, we believe that we have the ability to successfully compete for small to medium-sized development projects including development of commercial properties, where competition is, to a certain extent, less intense. We believe that our value-creating real estate business model provides us with a strong competitive factor in the recently growing real estate business in Japan.

Our Operations
          From the fiscal year ended March 31, 2007, we reclassified the way we report our business segments into the following four business segments:
•	integrated financial services;

•	servicing business;

•	real estate business; and

•	other businesses.
          Our integrated financial services segment includes the provision of loan products, such as “secured loans,” “Business Assist loans,” “Business Timely loans,” “Smart Assist loans” and “First Plan loans,” to individuals and SMEs, as well as the provision of credit guarantees and leasing and securities business.
          In our servicing business segment, we mainly acquire for our own portfolio and service non-performing debts from banks and other financial institutions in Japan, as well as invest in real estate properties acquired in connection with the disposal of non-performing loans by financial institutions.
          Our real estate business segment, which was previously included in our other businesses segment, is now disclosed as a separate business segment, from the year ended March 31, 2007, due to its increased significance in our business. In this business segment, we invest in, develop and manage real estate properties as well as conduct asset management business.
          Operations in our other businesses segment include a consultancy business for business owners, an insurance agency business, and other businesses.
      Integrated Financial Services Segment
          Our net interest income from lending activities in the integrated financial services was ¥18,568 million, ¥17,970 million and ¥6,319 million for the years ended March 31, 2005, 2006 and 2007, respectively. Operating income from the integrated financial services segment was ¥6,542 million, or 80.4% of our consolidated operating income for the year ended March 31, 2005, and ¥7,426 million, or 63.6% of our consolidated operating income for the year ended March 31, 2006. We had ¥4,108 million of operating losses from the integrated financial services segment for the year ended March 31, 2007.

          The following tables provide the balance of loans outstanding for each category of our loan products as of the end of each fiscal year shown and the average balance of loans outstanding for each category of our loan products during each fiscal year shown:

	March 31,
	2003	2004	2005	2006	2007
	(In millions)
Balance of loans outstanding by category
Secured loans (1)	¥1,587	¥10,003	¥18,812	¥91,610	¥139,691
SME loans (2)	71,218	75,827	79,823	90,729	81,688
Consumer loans (3)	104,931	93,064	50,431	44,158	34,959
Other loans (4)	36	573	6,296	10,681	14,605

Total balance of loans outstanding	¥177,772	¥179,467	¥155,362	¥237,178	¥270,943

	Year Ended March 31,
	2003	2004	2005	2006	2007
	(In millions)
Average balance of loans outstanding by category
Secured loans (1)	¥1,252	¥2,235	¥9,976	¥39,496	¥115,779
SME loans (2)	62,567	73,556	76,651	86,976	88,159
Consumer loans (3)	104,836	100,192	58,018	47,250	39,621
Other loans (4)	13	261	4,166	10,243	12,236

Total average balance of loans outstanding	¥168,668	¥176,244	¥148,811	¥183,965	¥255,795

(1)	Secured loans comprise secured loans to property companies and secured loans to individuals and SMEs.

(2)	SME loans comprise Business Assist loans (formerly “Small Business Owner loans”) and Business Timely loans.

(3)	Consumer loans comprise Smart Assist loans (formerly “Wide loans”) and First Plan loans (formerly “consumer loans”). In addition, we sold most of the outstanding balance of our unguaranteed consumer loans to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) for ¥32,697 million on June 1, 2004.

(4)	Other loans comprise investment in direct finance leases, installment loans, discount notes and others.

(5)	Names of loan products were changed from October 1, 2006.
          Recent changes in the laws, regulations and judicial interpretations affecting the moneylending business in Japan have affected the rates of interest that we charge on loans that we extend to our customers. See “Regulation” below for a discussion of the laws, regulations and judicial interpretations affecting our business. Taking into consideration the regulatory environment in the moneylending industry, as well as our intention to diversify our business and accelerate our alliance strategy partly by targeting lower interest rate loans to higher quality customers, we lowered the maximum interest rates we charge with respect to all loan products originated on or after October 1, 2006. In general, interest rates for all loan products will be 15% or less for loans in a principal amount of ¥5 million or more and 18% or less for loans in a principal amount of less than ¥5 million.

          Secured Loans
          Secured loans comprised 51.6% of our total balance of loans outstanding as of March 31, 2007. Secured loans represented our growing loan product during the year ended March 31, 2007, with growth of 52.5% in secured loans outstanding during this period. Secured loans are primarily loans made to property companies that are secured by real property. Also, we make secured loans to individuals and SMEs in Japan that are secured by real estate or securities, in many cases as consolidation loans for customers who do not qualify for our unsecured Smart Assist loans. In addition, we commenced providing non-recourse loans through the Real Estate Structured Finance Department. Loans to property companies for the purpose of property development or acquisition of properties for resale represented a significant majority of our secured loans as of March 31, 2007 and are the strategic focus of our secured loan business. Our gross interest income from secured loans significantly increased to ¥7,818 million in the year ended March 31, 2007 from ¥2,886 million in the year ended March 31, 2006. In addition, we achieved a charge-off ratio of 0.02% for secured loans for the year ended March 31, 2007.
          Secured Loans to Property Companies. We established our Real Estate Finance Department in February 2004 in order to focus on loans designed for property companies secured by real property. In addition, we established the Real Estate Structured Finance Department in September 2006 to provide real estate-related services particularly for securitization, including non-recourse loans, loan arrangement and other services. These loans have grown significantly in the last three fiscal years from a balance of ¥7,433 million as of March 31, 2004 to ¥97,260 million as of March 31, 2007. These loans are primarily used as working capital for the development of small commercial or residential buildings by property companies. Our primary customers for secured loans are small to medium-sized property companies in Japan. We determine the interest rates for these loans on an individual basis, and the weighted period-end average interest rate on secured loans to property companies at March 31, 2007 was 7.5% per year. We also generally charge an up-front origination fee of typically around 2% on each of these loans. These loans have a high degree of liquidity and typically mature in a period ranging from 1 month to 2 years. The average maturity of secured loans to property companies as of March 31, 2007 was 0.6 years.
          The following table shows the total number of accounts, the balance of loans outstanding, and the average balance of loans per account with respect to secured loans to property companies:

	As of March 31,
	2003	2004	2005	2006	2007
	(In millions except number of accounts)
Number of secured loan accounts	—	20	99	204	339
Balance of loans outstanding	¥—	¥7,433	¥11,890	¥52,330	¥97,260
Balance of loans outstanding per account	—	372	120	257	287
          The following table shows advances of secured loans, recognized on the disbursement date, to property companies:

	Year Ended March 31,
	2003	2004	2005	2006	2007
			(In millions)
Advances	¥—	¥10,397	¥18,716	¥72,587	¥167,895
          Unlike many of our other loans, the principal amounts of secured loans made to property companies are generally relatively large. This is because these loans are used for property acquisition or development, typically in Tokyo or other large urban areas in Japan, where land prices and development costs are relatively high. During the fiscal year ended March 31, 2007, the average principal amount of our new secured loans to property companies per account was ¥308 million. As a result, we are subject to the risk that declines in real estate values, and in turn the value of our collateral for such loans, could subject us to significant unsecured risk on these loans.
          Secured Loans to Individuals and SMEs. Our secured loans to individuals and SMEs are typically general purpose loans secured by real property or securities. Many of our customers for these loans do not qualify for our unsecured Smart Assist loans or other consumer loans. Our customers for these loans often have other outstanding secured loans, and we make loans secured by second mortgages over the customer’s property in amounts generally based on the market value of the mortgaged property in excess of the outstanding balances of other loans to that customer secured with such property. The weighted period-end average interest rate on secured loans to individuals and SMEs as of March 31, 2007 was 7.1% per year. We also generally charge an up-front origination fee of typically around 2%, and no greater than 5%, on each of these loans. The average maturity of secured loans to individuals and SMEs as March 31, 2007 was 1.6 years.

          SME Loans
          Our SME loans comprised 30.1% of our total balance of loans outstanding as of March 31, 2007. SME loans consist mainly of Business Assist loans (formerly called “Small Business Owner loans”) and Business Timely loans. Business Assist loans are, in general, guaranteed, unsecured loans of up to ¥30 million in principal amount that require one or more guarantees from individuals with an income source that is separate from that of the borrower. Business Timely loans are unguaranteed, unsecured loans made under pre-approved revolving credit lines to more creditworthy SME owners. We do not restrict the use of proceeds from SME loans. We believe that customers generally use the proceeds of SME loans to obtain working capital for their businesses or to repay existing loans.
          SME loans are generally contracted at a fixed interest rate of up to 18% per year and payable monthly. Customers may prepay their SME loans at any time without penalty.
          For Business Assist loans, we charge an up-front origination fee of basically around 2%, and no greater than 5%, for each loan at the time of cash disbursement. These loans have initial repayment terms of up to 7 years and 2 months. The average maturity of our Business Assist loans at March 31, 2007 was 2.7 years. Under normal circumstances, we do not extend additional credit to Business Assist loan customers until they pay off their existing Business Assist loans.
          Business Timely loans are our unguaranteed, unsecured loans to SME owners under pre-approved revolving credit lines. A Business Timely loan contract is automatically renewed after three years. However, the credit line is forfeited under certain conditions such as a delinquent loan for 16 days or more. We generally conduct a credit assessment of an account holder every three months, and may terminate the account for a number of reasons. Business Timely Cards are issued to customers who enter into a Business Timely loan contract, under which they may borrow unguaranteed and unsecured Business Timely loans of up to ¥4.99 million. As a general rule, a customer seeking to enter into a Business Timely loan contract may have loans outstanding from only up to two other companies at the time of application. Of customers who entered into a Business Timely loan contract, 46.4% had outstanding balances as of March 31, 2007.
          In contrast to other lenders in Japan that target corporations and other business entities, we serve almost entirely self-employed individuals, primarily individual SME owners in a wide range of industries, through our SME loans. As of March 31, 2007, a significant portion of the borrowers of SME loans were self-employed individuals in wholesale, retail and restaurant businesses, while the remaining borrowers were primarily self-employed individuals in industries such as manufacturing, construction, transportation, communication, agriculture, fishery and other services. Our loan process for Business Assist loans often begins when staff at our general branches or loan offices call a prospective customer to determine the loan amount to be applied for, followed by a credit check. Our staff then hold a face-to-face meeting with the customer and the guarantor to ensure that all parties understand the content and implications of the loan agreement. We market Business Timely loans to more creditworthy SME owners from whom we do not require a guarantor.

          The following table shows the total number of SME loan accounts and the balance of SME loans per account:

	As of March 31,
	2003	2004	2005	2006	2007
Number of SME loan accounts
Business Assist loans	23,439	24,739	24,414	25,797	21,398
Business Timely loans	14,511	16,163	17,493	17,228	15,225

Total	37,950	40,902	41,907	43,025	36,623

Balance of loans outstanding per account (in thousands)
Business Assist loans	¥2,300	¥2,311	¥2,415	¥2,537	¥2,729
Business Timely loans	1,192	1,154	1,193	1,467	1,531
          The following table shows advances on a contractual basis, recognized on the disbursement date, to our customers of SME loans:

	Year Ended March 31,
	2003	2004	2005	2006	2007
	(In millions)
Advances
Business Assist loans	¥36,560	¥35,061	¥45,834	¥53,134	¥37,129
Business Timely loans	14,330	13,936	17,408	22,249	14,573

Total	¥50,890	¥48,997	¥63,242	¥75,383	¥51,702

          We do not make additional advances under existing Business Assist loan contracts. The majority of advances of Business Assist loans are to new customers, with the balance being made to existing customers under new contracts.
          Consumer Loans
          Consumer loans consist primarily of debt-consolidation loans to individuals who are indebted to multiple lenders, which we refer to as Smart Assist loans (formerly called “Wide loans”). Consumer loans comprised 12.9% of our total balance of loans outstanding as of March 31, 2007. Our balances of consumer loans have declined both in absolute amounts and as a percentage of total loans outstanding in recent fiscal years, primarily as a result of the growth of our secured loan and business owner loan products and our sales and marketing emphasis in such areas.
          We extend Smart Assist loans of up to ¥10 million at a fixed contractual interest rate of no greater than 18% per year. In addition, we charge an up-front origination fee of no greater than 3% at the time of disbursement. The loans are repaid in equal monthly payments, comprising both interest and principal, over a period of up to 10 years and 2 months. The average maturity of Smart Assist loans as of March 31, 2007 was 3.4 years. The borrower must supply one or more guarantors with an income source separate from that of the borrower. We require the proceeds from these loans to be applied to the consolidation of loans from other consumer finance companies. Under normal circumstances we do not extend additional credit to Smart Assist loan customers until they pay off their existing Smart Assist loan contracts.

          The following table provides information on the total number of Smart Assist loan accounts and the balance of Smart Assist loans per account:

	As of March 31,
	2003	2004	2005	2006	2007
Number of Smart Assist loan accounts	36,482	35,126	31,440	27,701	22,259
Balance of loans outstanding per account (in thousands)	¥1,754	¥1,636	¥1,514	¥1,486	¥1,471
          The following table shows advances on a contractual basis, recognized on the disbursement date, to our customers of Smart Assist loans:

	Year Ended March 31,
	2003	2004	2005	2006	2007
	(In millions)
Advances	¥34,294	¥20,709	¥15,897	¥14,977	¥10,494
          We do not make additional advances under existing Smart Assist loan contracts. Almost all advances of Smart Assist loans are to new Smart Assist loan customers, with the balance being made to existing Smart Assist loan customers under new contracts.
          In recent years, we have increasingly shifted our resources away from our consumer loan business because of competition from the major consumer finance companies, which benefit significantly from the scale of their consumer loan operations. In line with this strategic shift, on June 1, 2004, we sold most of the outstanding balance of our consumer loans other than Smart Assist loans (comprising mainly unguaranteed consumer loans) to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) for ¥32,697 million. These other consumer loans are no longer material to our business, and we expect that they will continue to decrease. As of March 31, 2007, the total balance of consumer loans outstanding other than Smart Assist loans was ¥2,212 million, representing only 0.8% of our total balance of loans outstanding.
          Other Loans
          Other loans comprised 5.4% of our total balance of loans outstanding as of March 31, 2007 and 4.7% of our total average loans outstanding for the year ended March 31, 2007. The average maturity of other loans as of March 31, 2007 was 4.1 years. These loans mainly consist of direct financing leases and installment loans to SMEs through our wholly-owned subsidiary, NIS Lease, in order to meet capital needs of SMEs in Japan to expand their businesses.
          Leasing
          Our leasing business is a key growth business and we are also strengthening our leasing business in China. In July 2004, we established Nissin Leasing (China), which obtained a leasing license from the Chinese government and began operating a full-scale leasing business in China in September 2005. With the Company providing the necessary funding and capital, Nissin Leasing (China) provides operating leases, finance leases and services for offices and commercial facilities in China. Nissin Leasing (China) also engages in the consulting business with respect to Chinese incorporation procedures, credit investigations and product test marketing.

          Other Products and Services
          Credit Guarantee. We guarantee loans to customers of third-party lenders for which we receive guarantee fees. We provide credit-guarantee services, including for third-party loan transactions, to customers of several third-parties, including Chuo Mitsui Finance Service Co., Ltd. (“Chuo Mitsui Finance”), our former affiliate, Shinsei Business Finance Co., Ltd. (“Shinsei Business Finance”), our former affiliate, and Sanyo Club Co., Ltd. (“Sanyo Club”).
          Investment Banking, Securities and Venture Capital Business. In December 2004, we started investment banking and securities business through the acquisition of current NIS Securities, which provides investment banking services. We seek to take advantage of our network established through existing customers as well as those customers of our business alliances. As these businesses grow, we believe that we can take advantage of our knowledge gained through lending in this market to provide investment banking and securities services to emerging companies, such as the arrangement of financing, initial public offerings, securities brokerage and listings on exchanges and other financial advisory, asset financing and asset management services. In December 2005, we completed our first transaction as lead underwriter in an initial public offering with the listing of Gamepot Inc. on the Ambitious market of the Sapporo Securities Exchange. NIS Securities also engages in trading for its own account, realizing trading profits of ¥60 million in the fiscal year ended March 31, 2007.
          In addition, we established our Investment Banking Department and NI Strategic Partners which engage in principal investment activities, focusing on growing enterprises and promoting support services for real estate transactions, and mergers and acquisitions, as well as financing through leveraged buyouts and management buyouts. During the year ended March 31, 2007, we invested ¥35,984 million in 227 companies of which ¥16,938 million was invested in 25 listed companies, ¥16,215 million was invested in 193 non-listed companies and ¥2,831 million was invested in 9 of our affiliates. We seek principal investment opportunities primarily through our network of relationships with SMEs in Japan.
          Opening of Loan Accounts
          Effective screening and approval of loan applicants and guarantors are critical factors in the success of our business. The application procedures for loans we extend focus principally on confirmation through an interview of the identity and credit capacity of the customer and, if relevant, the guarantor. A new customer or guarantor must first provide proof of identity, date of birth, address, place of work, length and nature of employment, family situation, existing borrowings from other lenders, and other details. To establish their credit standing, we check the customer information and, if relevant, guarantor information against our proprietary database and also check the customer information against other databases. One such database is maintained by numerous credit information centers solely for use by consumer and small business finance companies, sales finance companies and credit sales companies. These credit information centers for consumer and small business finance companies record all transactions on a real-time basis. Participating companies are required to provide customer credit information on an ongoing basis. Another database with information on delinquent loans is shared by moneylenders, banks and installment sales finance companies.
          For secured loans, we principally provide loans backed by real estate to property companies. The terms and conditions of these loans are heavily negotiated. To determine the creditworthiness of a potential customer, we examine various factors including publicly available information (such as its financial statements) and the value and quality of the real estate to be secured. We also consider whether the potential customer has a concrete business plan.
          Loan approvals for Business Assist loans, Business Timely loans and Smart Assist loans depend on both telephone and face-to-face interviews. The staff in the local loan office, a loan office manager and our credit screening department review the information provided by applicants for Business Assist loans, Business Timely loans and Smart Assist loans. The credit screening department reviews and makes a decision based on the information relating to the customer and, if applicable, the guarantor forwarded by the loan office after it completes its check. The information we examine may include information about the applicant’s employer or business including its registration and financial information.

          To determine the creditworthiness of potential borrowers, we examine a combination of factors including their history of borrowings, employment, and outstanding loans, particularly those that are secured.
          For Business Assist loans and Smart Assist loans, within two or three business days from a successful initial application, the staff at the local loan office normally visit the applicant and the guarantor to execute the loan and guarantee agreements and to discuss the consequences of the guarantee provision to ensure that both the applicant and the guarantor know the purpose of the loan and the obligations they separately incur. We have never used blanket guarantees, a practice for which some small business lenders came under widespread social criticism in 1999. A blanket guarantee holds the guarantors liable for all current and future loans of the borrower, even those of which the guarantor is not aware.
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
          Collection
          If a borrower fails to make a timely repayment, the loan office that holds the loan account has initial responsibility for collection of any overdue repayment. Overdue balances on loans accrue interest at a penalty rate of up to 29.2% per year depending on loan products. We have the right in case of non-payment of a loan installment or any other specified event of default to accelerate the maturity of the loan only if the borrower fails to repay the interest portion within the maximum rate set forth in the Interest Rate Restriction Law. Under loan agreements that we have used from July 1, 2006, non-payment of “gray-zone” interest (which is interest in excess of the maximum rate set forth in the Interest Rate Restriction Law) generally does not trigger acceleration. From the first day of delinquency, our computer system produces automatic daily reports on overdue repayment. Then, loan office personnel attempt to contact the customer by telephone and, if applicable, the guarantor. Most delinquent customers pay their overdue balances shortly after this notice. When initial collection efforts fail, loan office personnel continue their collection efforts, and if necessary, we transfer the loan collection responsibility to our legal section for collection.
          Each loan office is in charge of collection efforts for a loan account until it is deemed to be a bad loan account. A loan account becomes bad when the borrower has deceased or become bankrupt, or a legal proceeding has begun to recover the loan or in the following cases:
•	In the case of a secured loan, Business Assist loan or Smart Assist loan, when interest payments are delinquent for 44 days;

•	In the case of a Business Timely loan, when contractual payments are past due for 7 days; and

•	In the case of a consumer loan, when interest payments are delinquent for 67 days.
          We transfer all bad loan accounts to our Research Group, which then takes on the collection responsibility. When we choose to provide an allowance, the Research Group continues to examine the possibility of collection and compile information with which to determine whether or not to charge-off the debts. See “Allowance for Loan Losses, Reserve for Losses on Excess Interest Repayments, and Loan Charge-offs” in Item 5.A of this annual report on Form 20-F for discussion of the determination of our allowance for loan losses.

          Since February 2004, we began extending real estate financing to property companies mainly through our Real Estate Finance Department. Although the amount of these real estate-backed loans has grown significantly, the charge-off ratio was only 0.02% for the year ended March 31, 2007. Collection responsibility is, in principle, held by the loan office that holds the loan account. However, in October 2006, the Company established its Central Credit Management Section in the Company’s Research Group, which specializes in monitoring and collecting secured loans and loans with an outstanding balance of more than ¥10 million, to enhance the promptness and effectiveness of responses to collections of large debts of the Company.
          Technology
          Branch and Office Network. The application and e-mail servers in our branches and offices are connected through dedicated lines. We outsource maintenance and operation of the networks to an affiliate of NEC Corporation (“NEC”).
          Customer Information. An outsourcing center in Matsuyama houses our main computer, which stores all customer information. Our main computer stores information for approximately 2.7 million customers and can store information for up to approximately 4 million customers. Transaction data is transferred to our main computer in real time. We outsource maintenance and operation of the main computer to another affiliate of NEC. Although we make back-up copies of our data on a daily basis, we do not maintain a back-up system that can immediately replace our main computer in the event our main computer becomes inoperative.
          Loan Disbursements. We wire loan funds to accounts designated by borrowers, using wire transfer services provided by Sanyo Financial Technology. Unlike many of our competitors, we do not use proprietary automated loan machines to disburse loans, in order to minimize our physical infrastructure. Until May 31, 2004, we disbursed loans through ATMs operated by third-parties such as local and regional banks with whom we had entered into access agreements. On May 31, 2004, we ceased all arrangements to use these ATMs. As a result, we now rely on bank accounts designated by borrowers to disburse cash, in addition to cash disbursement at our loan offices.
     Servicing Business Segment
          Our operating revenues from the servicing business segment were ¥3,893 million, or 12.0% of our consolidated operating revenues for the year ended March 31, 2005, ¥7,918 million, or 20.9% of our consolidated operating revenues for the year ended March 31, 2006, and ¥10,375 million, or 26.9% of our consolidated operating revenues for the year ended March 31, 2007. Operating income from the servicing business segment was ¥1,738 million, or 21.4% of our consolidated operating income for the year ended March 31, 2005, ¥4,648 million, or 39.8% of our consolidated operating income for the year ended March 31, 2006, and ¥5,198 million, or 393.5% of our consolidated operating income for the year end March 31, 2007.
          The following table shows information on the operating assets for the servicing business segment as of the end of each fiscal year:

	March 31,
	2003	2004	2005	2006	2007
			(In millions)
Purchased loans	¥3,078	¥5,059	¥14,863	¥25,947	¥31,565
Real estate for sale	20	—	668	6,126	19,439

          Purchased Loans
          Mainly through Nissin Servicer, we service distressed loans that we purchase from banks and other financial institutions for our own portfolio. We renegotiate the terms and conditions of these loans with the borrowers and carry and service the loans through their maturities. These loans are normally collateralized or carry personal guarantees.
          The following table shows information on the aggregate purchase price and aggregate principal and interest collection of the purchased loans:

	Year Ended March 31,
	2003	2004	2005	2006	2007
			(In millions)
Aggregate purchase price of distressed loans	¥4,854	¥4,502	¥16,896	¥19,779	¥19,565
Aggregate principal and interest collection of distressed loans	2,859	4,538	10,095	11,923	18,856
          Real Estate for Sale
          In addition to our loan purchasing operations, we acquire real properties in connection with disposal by financial institutions of non-performing loans. In addition, we provide our customers with services in connection with the real properties that secure our customers’ loans, such as loan revaluation services and purchase plans, with a view to increasing their property market value as well as re-negotiating terms of repayment, which we believe will assist our customers’ corporate revitalization plans and increase our revenue from our servicing business.
     Real Estate Business Segment
          Our operating revenues from the real estate business segment were ¥18 million, or 0.1% of our consolidated operating revenues for the year ended March 31, 2005, ¥901 million, or 2.4% of our consolidated operating revenues for the year ended March 31, 2006, and ¥5,307 million, or 13.7% of our consolidated operating revenues for the year ended March 31, 2007. Operating losses from the real estate business segment were ¥130 million for the year ended March 31, 2005. Operating income from the real estate business segment was ¥250 million, or 2.1% of our consolidated operating income for the year ended March 31, 2006, and ¥3,499 million, or 264.9% of our consolidated operating income for the year ended March 31, 2007.
          We purchase, renovate and develop primarily commercial as well as residential real estate in Japan to operate for profit and for resale. We conduct this business mainly through our wholly-owned subsidiary, NIS Property, as well as through our other consolidated subsidiaries. We target real estate predominantly in the greater Tokyo metropolitan area, as well as other major metropolitan areas in Japan, such as the greater Osaka area.
          As of March 31, 2007, our real estate for sale and real estate under construction for sale had a net book value of ¥26,599 million, an increase of ¥17,492 million, or 192.1%, compared with the end of the previous fiscal year. This property consisted of 31 commercial properties and 2 residential properties.

          The following table sets forth real estate for sale and real estate under construction for sale in the real estate business by location in terms of number of properties and asset book value as of March 31, 2007:

	As of March 31, 2007
	Number of	Asset Book
	Properties	Value
	(In millions)
Tokyo	13	¥15,595
Greater Tokyo metropolitan area	4	3,190
Osaka	5	2,669
Kyushu	1	142
Hokkaido	2	863
Other areas in Japan	8	4,140

Total	33	¥26,599

          The following table sets forth real estate for sale and real estate under construction for sale in the real estate business by property type in terms of number of properties and asset book value as of March 31, 2007:

	As of March 31, 2007
	Number of	Asset Book
	Properties	Value
	(In millions)
Commercial properties:
Service and retail properties	24	¥20,987
Office properties	3	1,985
Other properties	4	2,747
Residential properties	2	880

Total	33	¥26,599

          We operate our real estate businesses in collaboration with other group businesses. We seek to take advantage of our network of relationships with SMEs and allied companies in Japan and information we receive from our group companies. In particular, we take advantage of the networks of Nissin Servicer with respect to our real estate-related servicing business, NIS Lease with respect to our leasing business and our Real Estate Group with respect to our secured loan business. We seek to obtain information from these companies regarding potential acquisitions of properties that meet our investment criteria. In addition, we believe that our expertise in real estate-related servicing business, leasing and secured lending supports our ability to effectively manage our property portfolio. We also believe that the ability of our group companies to support our real estate business through financing, leasing and other activities gives us an advantage in the development, renovation, operation and sale of real estate.
     Other Businesses Segment
          Our other businesses segment includes business owner support services, such as an agency business for life or non-life insurance companies, energy conservation and other consulting businesses. Our operating losses from the other businesses segment were ¥19 million, ¥335 million and ¥423 million for the years ended March 31, 2005, 2006 and 2007, respectively.
     Business in China
          Through Nissin Leasing (China) and its subsidiaries, Shanghai Matsuyama Nissin Investment & Consulting Co., Ltd. and Shanghai Nissin Trading Import & Export Co., Ltd., we provide various non-bank financial services to our customers in connection with their businesses in China. We operate a full-scale leasing business in China under a leasing license obtained from the Chinese government in September 2005. We provide leasing services to our customers that seek to lease equipment including construction machinery, office equipment and medical equipment. As of December 2006, we have finance lease assets of ¥2,818 million and 331 customer accounts. During the year ended March 31, 2007, we began trading activities focusing on equipment import and export services and factoring services. We have also recently commenced a consultancy business in China to provide consulting services for companies contemplating conducting business in China, as well as for Chinese companies contemplating conducting business in Japan.

Channels for the Origination, Guarantee and Acquisition of Loans and Real Estate
          We have various loan acquisition channels for the origination and guarantees of loans for our integrated financial services segment and for the acquisition of distressed loans for our servicing business segment. For our real estate business segment, real properties are acquired mainly through referrals and utilization of the Group, allied company and customer networks.
          Within our integrated financial services segment, our direct channels include our loan offices and automated telephone services. In addition, through alliances primarily with financial institutions, we originate business through affiliates and third-parties, taking advantage of their customer databases and brand recognition. We refer to this as our “financial OEM” strategy, in the sense that we provide our original financial products through our alliance companies’ brands and marketing channels.
     Integrated Financial Services
          We have sought to improve our operating efficiency by relying less on costly physical infrastructure. Most of our competitors rapidly spread their physical presence throughout Japan, particularly in the 1990s, with the establishment of networks of automated loan machines and proprietary ATMs. Instead, we shifted our focus to eliminate unnecessary physical infrastructure, relying on telephone, loan office and Internet interaction with our customers. More recently, we have diversified our loan acquisition channels by using the channels of our alliance companies, as we seek alternative ways, other than direct channels, to develop our loan business while avoiding deterioration in the credit levels of our customers. However, the amount of loan origination from our direct channels is increasing, primarily because of our focus in recent years on real estate financing, which usually originates from our direct marketing and typically entails a large principal amount.
          In addition, we guarantee secured and unsecured SME loans receivable and unsecured consumer loans receivable of alliance companies. We have sought alliances, especially with regional financial institutions, to expand our customer base of SMEs, and focused efforts on business expansion and promoting efficiency by pursuing group synergies. The following tables show loans originating from new customers and loans guaranteed through our various distribution channels:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Loan origination channels:
Direct channels	¥59,363	¥109,524	¥192,762
Affiliate channels	18,822	16,125	10,228

Total	¥78,185	¥125,649	¥202,990

	March 31,
	2005	2006	2007
	(In millions)
Channels for loans that we guarantee:
Direct channels	¥318	¥482	¥489
Affiliate channels	7,383	12,368	17,974

Total	¥7,701	¥12,850	¥18,463

          Direct Channels
          The following are our principal direct channels, which have traditionally been and continue to be our most important channels to acquire loans for our loan business:
•	Loan Offices. Our loan offices enable loan applicants and current borrowers to meet with our employees, who provide a full range of services, including disbursement of cash, collection of repayments and responses to balance inquiries. Loan offices are generally located near train stations and city centers in buildings owned or used by banks and insurance companies. The total number of loan offices as of March 31, 2005 decreased significantly compared to that as of March 31, 2004, because we eliminated a substantial number of our general branches following the sale of most of the outstanding balance of our consumer loans to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) in June 2004 and concentrated our resources in providing loans to SME owners. The total number of loan offices, however, increased from March 31, 2005 to March 31, 2006, because of the acquisition of APREK, which also originates loans to SME owners. We have recently integrated a number of our loan offices, while at the same time expanding loan offices, and shifted our managerial resources into major metropolitan areas in Japan to promote real estate financing, investment banking and venture capital businesses, as well as other businesses. We established the Real Estate Finance Department in February 2004, the Tokyo Sales Department in July 2004, the Osaka Sales Department in February 2005, the Kyushu Sales Department in June 2006, and the Nagoya Sales Department in March 2007. As a net result of this expansion in major metropolitan areas and integration of offices, our total loan offices decreased to 44 offices as of March 31, 2007.

The following table shows selected information regarding our loan offices:

	As of March 31,
	2003	2004	2005	2006	2007
Total loan offices	72	70	50	60	44
Full-time employees	832	851	818	998	1,166
of which are dedicated to loan origination	615	571	487	571	543
The number of full-time employees at loan offices decreased from March 31, 2003 to March 31, 2005, because we increased the number of seconded employees to affiliates and alliance partners in connection with our alliance strategy. Also, the sale of our unguaranteed consumer loans in June 2004 contributed to the decrease in the number of employees at loan offices. Subsequently, as of March 31, 2006 the number of full-time employees and employees dedicated to loan origination increased because of our acquisition of APREK for the development of the SME financing market in Japan’s Kyushu region. The number of employees dedicated to loan origination as of March 31, 2007 subsequently decreased as a result of our integration of loan offices in line with our strategic shift of managerial resources as described above, despite a steady increase in the number of full-time employees from March 31, 2005 mainly due to recruitment of new and mid-career employees for our real estate financing operations and leasing business in the People’s Republic of China.

•	Automated Telephone Service. We primarily serve our Business Timely and unguaranteed consumer loan customers through our automated telephone service, which we call the telephone cashing system. Loan applications through the telephone currently comprise a majority of all applications and all loans extended. After opening an account, customers place a toll-free call and follow pre-recorded instructions on our computer system to receive computerized services such as for balance inquiries and withdrawal of funds up to their authorized limit. These services enhance convenience for our customers by eliminating the need, and for some customers, embarrassment of visiting a loan office or ATM of a consumer finance company. They also greatly reduce the need and costs of personal service from our staff.

          Alliances
          With the aim of establishing a strong business infrastructure and expanding our sales channels, we have entered into business and capital alliances with various companies, including banks. We maintain numerous referral relationships with other finance companies. These relationships provide an opportunity for these alliance companies to generate fees, in the form of commissions we pay based on acquired loan balances, in respect of loans that these companies would otherwise reject because of the indebtedness level of the applicants. We benefit from these relationships because we believe our credit assessment expertise gives us an advantage in evaluating the creditworthiness of such borrowers. In addition, we currently rely mainly on the channels of our alliance companies to provide loan guarantees. The following table shows our major strategic alliances and loans originated to new customers and loans guaranteed through each alliance company:

			Year Ended March 31,		March 31,
Alliance			2006	2007	2006	2007
Commencement	Alliance Company	Alliance Details	Loans Originated		Loans Guaranteed
			(In millions)
June 2002	Sanyo Electric Credit Co., Ltd. and Sanyo Club Co., Ltd.	Provide funds to users of Sanyo Electric Credit Co., Ltd.’s leasing finance, which we partially guarantee.	¥409	¥209	¥6,806	¥7,611
April 2003	Shinsei Bank, Ltd.	Provide business loans to SMEs through a joint venture with the bank.	866	840	3,178	1,913
November 2003	USEN Corp. USEN Partner Services	Provide financial, credit and collection know-how to USEN Corp. with respect to USEN service users (mostly SMEs).	3,445	1,433	—	—
December 2003	Venture Link Co., Ltd.	Provide finance support, leasing and credit tools to Venture Link franchise members. Also, provide funds to customers of subsidiary of Venture Link.	57	71	—	—
November 2004	Chuo Mitsui Trust & Banking Co., Ltd.	Provide flexible financial services according to business owners’ needs by using our credit expertise and Chuo Mitsui Trust & Banking Co., Ltd.’s network of real estate agents and SMEs.	570	698	591	2,041
December 2005	ShinGinko Tokyo, Ltd.	Guarantee start-up loans provided by ShinGinko Tokyo, Ltd. which target owners of start-up companies with business history of less than two years and provide financial and other services.	—	—	205	670
June 2006	USS Support Service Co., Ltd.	Guarantee credit payment by users of fund support services provided by USS Support Service Co., Ltd. in relation to the purchase of used cars.	—	—	—	221
September 2006	The Bank of Fukuoka, Ltd.	Guarantee new loans provided by the Bank of Fukuoka, Ltd. to mainly start-up companies with business history of less than two years.	—	—	—	292
November 2006	The Hokkaido Bank, Ltd.	Guarantee new loans provided by the Hokkaido Bank, Ltd. to mainly companies, sole proprietors and potential proprietors.	—	—	—	14
December 2006	Kumamoto Family Bank, Ltd.	Guarantee new loans provided by Kumamoto Family Bank, Ltd. to mainly companies, sole proprietors and potential proprietors.	—	—	—	9

     Servicing Business
          We acquire distressed loans for our servicing business segment through various channels including banks, domestic/foreign investment funds, non-bank financial companies and the Resolution and Collection Corporation (RCC). Auctions are another channel for us to acquire distressed loans. We typically seek to bid in auctions based on a target of recovering 200% of the amount invested over the next five years. However, an increase in the number of companies entering the loan servicing market, together with the contraction in liquidity in the market for non-performing loans due to the economic recovery in Japan, has led to increasingly severe competition. In response to these factors, and in order to maintain our competitiveness in the purchase of distressed loans, we have pursued a proactive approach to financial institutions, efficient collection activities which take into consideration the customers’ revitalization efforts and profitability, and enhancement of real estate-related businesses. We believe that these activities, together with the development of new areas of business such as liquidation of assets and securitization-related and corporate revitalization-related businesses, have allowed us to maintain competitiveness in the current business environment.
     Real Estate Business
          Through NIS Property, we purchase real estate, particularly commercial properties as well as residential rental properties, which we believe can be operated for profit or resale at a higher price following renovations of the property or improvements in property management. The information about these real estate properties is brought to us predominantly through referrals from existing customers, trade connections and group companies, in particular Nissin Servicer, NIS Lease, Araigumi and our Real Estate Group. We also utilize our Group network of relationships with SMEs and allied companies in Japan as well as the personal networks of our employees to find investment grade real estate properties. In addition, taking advantage of our network of financial institutions selling distressed loans collateralized by real estate properties and our experience in servicing such loans, we acquire distressed real estate properties that we believe can be restructured and resold at a higher price. We conduct this business through Nissin Servicer.

Competition
     Business Owner Finance Industry
          Japan’s small business finance industries are becoming increasingly competitive. In the past, the country’s financial system was more strictly regulated. In recent years, however, the Financial Services Agency of Japan (“FSA”) and other government bodies have taken steps to deregulate the financial system and allow increased competition.
          We strategically target SMEs and their owners for our products and services. In this regard, our products and services include those targeted at individual business owners as well as those targeted at businesses, in some cases enhanced by guarantees or collateral of the owners or third-parties. We compete with bank and non-bank finance companies in relation to our products and services to SMEs. The major categories of competitors include the following:
•	large Japanese non-bank finance and leasing companies that provide financing, leasing and related services to SMEs, including Lopro Corporation, SFCG Co., Ltd., Orix Corporation, Sumisho Lease Co., Ltd. and Mitsubishi UFJ Lease & Finance Co., Ltd.;

•	Japanese banks and other financial institutions expanding out of their traditional markets, particularly by forming joint ventures and alliances with finance companies, to the extent that they provide loans or other financial services to SMEs and individual business owners;

•	foreign financial institutions, a number of which have been entering the Japanese finance industry;

•	credit card companies, particularly overseas companies such as MasterCard Incorporated, which have formed distribution relationships with major Japanese consumer finance companies; and

•	non-financial institutions, including East Japan Railway Company, a railway company that provides consumer credit services through in-house cards with electronic money functions, and information technology companies including Yahoo Japan Corporation and Rakuten, Inc., that provide consumer credit services through the Internet.
          We compete in our market on the basis of interest rates, speed and effectiveness of credit assessment and credit risk management, product mix, ability to identify and maintain relationships with strategic partners for customer referrals, brand recognition, location and network of offices and marketing.
          Although we sold most of the outstanding balance of our unguaranteed consumer loans to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) in June 2004, we continue to provide services for a few of our remaining customers. With respect to these products, we compete with large Japanese consumer finance companies and credit sales companies, including Takefuji Corporation, Acom Co., Ltd., Promise Co., Ltd. and Aiful Corporation, which continue to seek greater market share in the consumer finance market through extensive marketing.
     Loan Servicing Industry
          We compete in the Japanese loan servicing industry through Nissin Servicer. The industry has grown rapidly in the last few years due to the accelerated disposal of non-performing loans by Japanese financial institutions. However, the competition is also intensifying as the number of entrants into the industry has increased, resulting in increased prices of distressed loans. According to the Ministry of Justice, 96 companies were registered as licensed servicing companies as of December 31, 2006, of which we believe 13 companies were affiliated with consumer finance or SME loan companies. Our current and potential competitors include the Japanese financial institutions that have obtained or may obtain a license to operate in the loan servicing market. We compete in this market on the basis of our ability to identify loan servicing opportunities, the purchase price we offer, loan servicing capability, effectiveness of credit assessment and credit risk management and brand recognition.
     Chinese Leasing Industry
          We compete in the Chinese leasing industry through Nissin Leasing (China), which provides leasing, consulting and factoring services in China. Though competition is increasing with major Japanese leasing companies strengthening their businesses in the China region, we believe we can differentiate ourselves by focusing our business mainly on local Chinese entities.
     Real Estate Industry
          We compete with major Japanese and foreign real estate and property companies, including property development companies and real estate investment funds. Acquiring suitable land in Japan at favorable prices has become increasingly difficult as competition in this industry has intensified over the past few years. However, we believe we can successfully compete by taking advantage of our network of relationships with SMEs and alliance companies in Japan and support from our group companies, as described in “Our Operations — Real Estate Business Segment” above.

Regulation
     The Moneylending Business Law, the Contributions Law and the Interest Rate Restriction Law
          We are subject to an extensive regulatory scheme under Japanese law, including:
•	The Law Concerning Regulations on Moneylending Business, etc., which will be renamed the Moneylending Business Law by mid-December 2007 as explained in “Recent Developments” below (the “Moneylending Business Law”);

•	The Law Concerning the Regulation on Acceptance of Contributions, Money Deposits and Interest (the “Contributions Law”); and

•	The Law Concerning the Regulation of Interest Rates (the “Interest Rate Restriction Law”).
          The FSA has also released administrative guidelines (“FSA Guidelines”) to clarify the administrative application of, business practices under and supervision procedures of the Moneylending Business Law.
          Registration Requirements
          Under the Moneylending Business Law, any company wishing to engage in moneylending is required to be registered as a moneylender with the Commissioner of the FSA if it lends money through offices in more than one prefecture of Japan. Such registration is required to be renewed every three years. The FSA must reject a registration or renewal application if it contains any untrue statement or omission of a material fact, or the applicant is disqualified under the Moneylending Business Law. A disqualified person includes:
•	any person who has had his/her registration revoked as a result of misconduct or other reasons specified under the Moneylending Business Law within five years of the application;

•	any person who has been fined for violating the Moneylending Business Law or the Contributions Law or other specified statues and five years have not passed since the person completed the payment of the fine (or became excused from paying it);

•	any person who was sentenced to imprisonment for any reason and five years have not yet passed since person completed the term of imprisonment (or became excused from serving it);

•	any person in respect of which any of the Directors, Statutory Auditors or specified senior employees thereof is a disqualified person;

•	any person who is identified as a member of a crime syndicate; and

•	any person who does not meet the minimum net asset requirement of ¥3 million, in the case of an individual, or ¥5 million, in the case of a corporation.
          We registered under the Moneylending Business Law in 1984, and have since renewed our registration periodically as required. Our registration permits us to engage in the moneylending business in all prefectures of Japan in which we presently conduct the business.

          Government Supervision
          The FSA has general authority to supervise and discipline registered moneylenders in Japan under the Moneylending Business Law. A registered moneylender with an outstanding loan balance of more than ¥50 billion at the end of its fiscal year is required to submit an operational report to the FSA concerning its operations during the fiscal year, including information with respect to officers, employees, loan offices, sources of funding and status of loans, together with its financial statements for the fiscal year, within two months of the end of such fiscal year. As explained in “Recent Developments” below, according to amendments to the Moneylending Business Law that will come into effect by mid-December 2007, all registered moneylenders will become required to submit operational reports within three months after the end of every fiscal year end.
          The FSA may also request that a registered moneylender make further reports under the Moneylending Business Law. An official of the FSA may also enter a registered moneylender’s offices, inspect its books, documents and other materials or interview its officers, employees and other related persons as may be necessary to protect the interest of the moneylender’s customers. The FSA may suspend all or part of a registered moneylender’s business for up to one year under specific circumstances, including any violation of the provisions of the Moneylending Business Law. The FSA must revoke the registration of a registered moneylender under certain specific circumstances, including when the moneylender becomes a disqualified person for the purpose of registration or renewal or when the moneylender is in significant violation of the provisions of the Moneylending Business Law. Under the amendments to the Moneylending Business Law, supervision by the FSA will be enhanced, and the FSA will be able to issue business improvement orders to registered moneylenders.
          Restrictions on Usury
          The Contributions Law, the Interest Rate Restriction Law and the Moneylending Business Law primarily regulate the interest rates we may charge with respect to our operations conducted in Japan.
          Under the Contributions Law, charging or receiving interest at a rate exceeding 29.2% per year is subject to criminal penalty. Any violation of such maximum interest rate is subject to a criminal sanction of imprisonment of up to five years and/or a penalty of up to ¥10 million, in the case of an individual, and up to ¥30 million, in the case of a corporation.
          The Moneylending Business Law provides that any loan made by any person who engages in the moneylending business that carries an interest rate in excess of 109.5% per year is invalid.
          The Interest Rate Restriction Law further provides that a loan that carries an interest rate exceeding a prescribed rate per year is invalid with respect to the portion of interest exceeding the maximum rate. As of the date of this annual report on Form 20-F, the prescribed rates are:
•	20% per year for loans of less than ¥100,000;

•	18% per year for loans of ¥100,000 or more but less than ¥1,000,000; and

•	15% per year for loans of ¥1,000,000 or more.
          The Moneylending Business Law provides, however, that a payment by a borrower or guarantor of interest in excess of the rate prescribed by the Interest Rate Restriction Law to a registered moneylender is valid and non-refundable so long as the excess interest is paid voluntarily without coercion, mistake or threat and additional requirements are satisfied, including:
•	delivery by the registered moneylender to the borrower or the guarantor, as the case may be, upon execution of the relevant loan or guarantee agreement, of a prescribed written instrument setting forth the principal terms of the loan or the guarantee; and

•	delivery by the registered moneylender to the borrower or guarantor, upon the payment of the excess interest, of a written receipt for the payment.

          In addition, the FSA Guidelines require a registered moneylender to provide the borrower with written notice of the terms of any loans extended under a loan agreement at the time of each disbursement, if multiple loans may be provided under the same loan agreement.
          It had been typical for most lenders in the Japanese consumer finance and business finance industries including us to charge so-called “gray-zone” interest rates on loans that exceed the relevant maximum rates permitted under the Interest Rate Restriction Law. Collection of unpaid interest in excess of the maximum levels per year under the Interest Rate Restriction Law is legally unenforceable by us. The “gray-zone” rates charged by us, however, are below the levels that would subject us to criminal penalty under the Contributions Law. When paid by the borrower, the excess interest portion of loans subject to “gray-zone” rates is non-refundable, so long as we have met the requirements stated above (subject to the recent Supreme Court decisions as described below). Despite the historical practice in the Japanese consumer finance and business finance industries, we have generally reduced the interest rates applicable to our loans originated on and after October 1, 2006 to the maximum amounts under the Interest Rate Restriction Law, and, accordingly, the amount of our current loans with “gray-zone” interest has significantly decreased.
          Previously the number of borrowers refusing to pay interest in excess of the Interest Rate Restriction Law was limited. More recently, the number of borrowers that refuse to pay this “gray-zone” interest or request refunds of “gray-zone” interest previously paid has increased. This has been due to a combination of factors, including increases in the number of individuals in Japan experiencing financial difficulties as a result of economic difficulties in Japan, greater consumer activism and decisions reached by the Supreme Court of Japan concerning excess interest and the necessary requirements pertaining to excess interest, which were interpreted in favor of consumers, resulting in an increase in demands by borrowers for refunds of excess interest. Since January 13, 2006, the Supreme Court of Japan has decided a number of cases relating to the ability of moneylenders like us to enforce deemed valid payments of “gray-zone” interest. In particular, in January 2006, the court ruled that the voluntary payment requirement for deemed valid payments under the Moneylending Business Law should be interpreted strictly, that an “acceleration clause” in a loan agreement is invalid with respect to a delay in the payment of excess interest and that, unless there is some particular situation such that the borrower is not misled into believing that such a clause is valid, the voluntary nature of excess interest payments, which is the requirement for deemed valid payments, will not be recognized. As a result of these court decisions and regulatory changes, when a borrower exercises his or her legal right to refuse to pay interest in excess of the level set by the Interest Rate Restriction Law, we cannot collect the excess interest, despite the terms of our contract. In addition, we are no longer able to demand immediate repayment of the remaining balance in such instances. Also, following such court decisions, the Enforcement Regulation of the Moneylending Business Law was amended effective as of July 1, 2006 such that our loan documentation must now specifically provide that we may not accelerate a loan as a result of non-payment if such non-payment relates only to interest charged in excess of the prescribed maximum rates under the Interest Rate Restriction Law (i.e., “gray-zone” interest). Therefore, borrowers who fail to repay the unpaid excess interest portion will not be subject to the general collection procedures applicable to borrowers. We negotiate refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation.
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

     Recent Developments
          Amendments to the Moneylending Business Law, the Contributions Law and the Interest Rate Restriction Law were promulgated on December 20, 2006 and are scheduled to become effective gradually over the next few years. As of an effective date to be fixed by a cabinet order to be issued and within one year from the promulgation date, moneylending businesses will become subject to enhanced regulations, such as the introduction of additional documentary requirements and an increase in the number of prohibited activities, including an expansion of prohibited collection activities. Furthermore, supervision over moneylending businesses will be enhanced including by enabling the FSA to issue to registered moneylenders business improvement orders to take measures to improve their business. Within two and a half years from this effective date and approximately three years from the promulgation date, the amendments will be fully in force. When in force, these amendments will:
•	abolish the concept of deemed valid payments under the Moneylending Business Law;

•	reduce the maximum interest rate under the Contributions Law from 29.2% per year to 20% per year;

•	introduce administrative sanctions on charging interest in excess of the maximum interest rate under the Interest Rate Restriction Law, even if the rate charged is below the maximum interest under the Contributions Law;

•	obligate a registered moneylender to investigate customers’ ability to repay and prohibit excessive lending in respect of loans to individual customers, based on the aggregate amount which a customer owes to moneylenders; and

•	introduce further documentation requirements such as deliver of a prescribed written instrument prior to entering into a loan agreement.
     Servicer Law
          With the purpose of protecting borrowers from unfair collection practices, the Practicing Attorney Law of Japan (the “Attorney Law”) stipulates that no person other than a qualified attorney can engage in providing legal services and that no person can engage in acquiring claims in order to enforce them against debtors. In February 1999, the Law on Debt Servicing Business by Servicing Companies (the “Servicer Law”) was enacted in order to facilitate third-party debt servicing for performing and non-performing loans of financial institutions and to deal effectively with the sale, liquidation, and servicing of their bad loans.
          The Servicer Law requires a minimum capital of ¥500 million in order to be eligible to be licensed by the Minister of Justice of Japan to conduct third-party servicing business. In addition, to make this law consistent with the provisions of the Attorney Law, at least one attorney must be appointed as a director of a licensed debt servicing company.
          The Servicer Law covers a range of financial assets including:
•	loans receivable held by financial institutions (including banks, insurance companies and finance companies licensed under the Moneylending Business Law and other miscellaneous financial entities), money claims prescribed by the Law Concerning the Securitization of Assets, and other claims provided for in cabinet orders; and

•	loans receivable under bankruptcy or rehabilitation proceedings and loans receivable which are securitized through special purpose vehicles.
          A company operating as a licensed servicer under the Servicer Law is entitled to manage and collect receivables in relation to claims on behalf of its clients or its own account. A licensed servicer is also able to engage in real estate transactions in connection with secured loans.

     The Personal Information Protection Law
          The Law Concerning the Protection of Personal Information (the “Personal Information Protection Law”) clarifies the legal duty of a business operating in Japan to protect personal information by setting out basic principles for the proper treatment of such information. The Personal Information Protection Law applies to information concerning individuals and does not extend to corporate information. The Personal Information Protection Law applies to personal information-handling enterprises or data collectors, defined as persons that use databases that contain the personal information of 5,000 or more people. A personal information database is defined as a collection of information which is systematically arranged to conduct searches.
          Guidelines issued by Japanese governmental authorities have further supplemented the Personal Information Protection Law, in particular, the guidelines concerning Protection of Personal Information in Financial Areas issued by the FSA govern the moneylending business. Industry associations have also established guidelines for their member organizations, detailing how such organizations must comply with the Personal Information Protection Law.
          Personal information, as defined by the Personal Information Protection Law, includes any information that distinguishes a living individual from another living individual. This includes a person’s name, address, birth date, birthplace, phone number, financial history, employment history, academic history and occupation.
          The Personal Information Protection Law provides the following general restrictions on the use of personal information:
•	the purpose of the use of information must be specified as much as possible;

•	personal information may not be obtained through fraud or by other illegal means;

•	upon acquiring the personal information, the use of information must be notified to the relevant individual or published;

•	personal information collected should be relevant to the purposes for which it is to be used and, to the extent necessary for those purposes, should be accurate and kept up to date;

•	to prevent loss, unauthorized access, destruction, use, modification or disclosure of personal information, security safeguards must be implemented;
•	personal data may not be disclosed or made available to third-parties without the prior consent of the individual to whom the personal information relates;

•	the purpose of use of all personal data and the procedures of amendment, suspensions, etc., of the use or deletion of personal data must be made available to the individual to whom the personal information relates; and

•	use must correspond to a person’s requests to control his or her personal information, including amendment, suspension of the use or deletion of his or her personal data.
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

Properties
          Our head office in Tokyo, Japan occupies 5,137.97 square meters of office space, and our head office in Matsuyama, Ehime, occupies 1,986.38 square meters of office space on 642.78 square meters of land. We lease the Tokyo Head Office space and own the Matsuyama Head Office space. We lease most of our 44 loan offices which are located throughout Japan. Approximately one-third of the total number of our loan offices operate in the metropolitan regions surrounding Tokyo and Osaka.
Legal Proceedings
          We are not aware of any pending or threatened litigation or other legal or regulatory proceedings that would, individually or in aggregate, have a material adverse effect on our results of operations or financial condition, or those of the Group.
C. Organizational Structure.
          The table below provides information about our principal subsidiaries, all of which were incorporated under the laws of Japan, except for Nissin Leasing (China), which was incorporated under the laws of China:

	Shares and voting
	rights held by us,
Name	directly or indirectly	Principal business
Nissin Servicer Co., Ltd.	73.8%	Servicing business
NIS Lease Co., Ltd. (1)	100.0	Leasing business
NIS Property Co., Ltd. (1)	100.0	Real estate-related businesses
Nissin Leasing (China) Co., Ltd. (2)	100.0	Leasing business
NIS Securities Co., Ltd. (3)	99.5	Securities business
APREK Co., Ltd. (4)	69.3	Loan business

(1)	Prior to June 22, 2004, NIS Property Co., Ltd. was named Nissin Credit Guarantee Co., Ltd. and its principal business was providing credit guarantees. On June 15, 2004, Nissin Credit Guarantee Co., Ltd. transferred its credit guarantee business operations to NIS Lease Co., Ltd.

(2)	Established on July 9, 2004, obtained leasing license from Chinese government on September 14, 2005, and changed its name from Matsuyama Nissin Leasing (Shanghai) Co., Ltd. on March 13, 2006.

(3)	Acquired on December 3, 2004 and changed its name from Yamagen Securities Co., Ltd. on May 1, 2005.

(4)	Acquired on December 2, 2005 through a cash tender offer.
D. Property, Plants and Equipment.
          The information required by this item is provided in Item 4.B of this annual report on Form 20-F.
Item 4A. Unresolved Staff Comments
          None.

Item 5. Operating and Financial Review and Prospects
A. Operating Results.
     You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A of this annual report on Form 20-F and our audited U.S. GAAP financial statements, including the notes to these statements, beginning on page F-1 of this annual report on Form 20-F. This discussion and analysis is based on U.S. GAAP financial information except as noted otherwise. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those in Item 3.D of this annual report on Form 20-F.
     We focused mainly on the moneylending business in the past. However, we recently have been diversifying our financial businesses. In order to reflect the strategic business changes in our consolidated financial condition and results of operations, we changed the format of our consolidated financial statements of operations. Accordingly, the following discussion and analysis of our financial condition and results of operations has been stated based on the current presentation of the consolidated financial statements of operations as so reformatted.
Overview
     We derive our revenues primarily from the business of providing integrated financial services to SMEs and their owners in Japan. We provide our services, and receive revenues, both directly and through alliances and joint ventures with other companies including financial institutions. We also derive revenues from servicing distressed loans purchased from third-parties and engage in leasing and related businesses in Japan, as well as investment banking, securities and principal investment businesses. In addition, we derive revenues from real estate-related businesses, including providing secured loans to property companies and principal investment in real estate. In recent years, we have commenced leasing and other operations in China.
     Our net interest income from lending activities was ¥18,568 million for the year ended March 31, 2005, ¥17,970 million for the year ended March 31, 2006 and ¥6,319 million for the year ended March 31, 2007. Interest income from loans receivable is our largest source of revenues, however, the proportion of interest income to other revenues has fallen in recent years, as we have diversified and expanded our business operations. In the loan business, we have reduced interest rates on our financial products and shifted our operations to target more creditworthy customers, and we have focused intensively on secured lending. We sold most of the outstanding balance of our unguaranteed consumer loans in June 2004 and we have been strategically shifting away from consumer loans in recent years in order to concentrate our resources on providing financial services to SMEs and their owners, with secured lending as a focus.
     As part of our strategic transition of the loan business, we established our Real Estate Finance Department to focus on loans designed for property companies. We also established our Real Estate Group to supervise all real estate-related businesses. We subsequently established our Real Estate Structured Finance Department under the Real Estate Group in order to provide non-recourse loans, arrange loans and provide other services to property companies, including special purpose companies for real estate-related businesses. Profits derived from these strategic changes in our loan business have contributed to our results, particularly in the recent severe business environment for moneylending companies in Japan resulting from recent decisions by the Supreme Court of Japan concerning “gray-zone” interest and other factors.
     In addition, we have prioritized allocation of consolidated managerial resources to growing business, such as the servicing business and the real estate business, and also seek to establish a business platform and system to expand our financial business in the People’s Republic of China, centering on the leasing business. This has contributed to a growth in revenues other than interest income from lending activities in recent years. Other revenues were ¥5,003 million for the year ended March 31, 2005, ¥11,445 million for the year ended March 31, 2006 and ¥17,585 million for the year ended March 31, 2007.
     Our net income was ¥7,262 million for the year ended March 31, 2005 and ¥8,455 million for the year ended March 31, 2006. We sustained net losses of ¥1,610 million for the year ended March 31, 2007. Our net income fell significantly into net losses for the fiscal year ended March 31, 2007, primarily as a result of our recognition of ¥12,664 million as provision for losses on excess interest repayments, in order to respond to adverse changes in the business environment for the moneylending industry in Japan. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.)

     We currently report our business activities in accordance with the following four business segments:
•	integrated financial services;

•	servicing business;

•	real estate business; and

•	other businesses.
  Integrated Financial Services
     We categorize our loans in the integrated financial services into the following four primary categories:
•	Secured Loans. Secured loans are conventional loans secured by real property or securities to SMEs or individuals. Recently, our secured loan portfolio has grown significantly, reflecting our strategic shift toward promotion of financial services to property companies, SMEs and their owners centering on real estate financing, through active sales and marketing efforts by our Real Estate Finance Department, which was established in February 2004. In order to strengthen these operations, we established the Real Estate Group in June 2006, which supervises all real estate-related businesses, and the Real Estate Structured Finance Department under the Real Estate Group in September 2006, to provide real estate-related services particularly for securitization, including non-recourse loans, loan arrangement, and other services. As a result of these efforts, the percentage of interest income derived from secured loans has been increasing.

•	SME Loans. SME loans are primarily unsecured loans to SMEs and their owners guaranteed by, in general, one or more guarantors. SME loans also include unguaranteed, unsecured loans made under pre-approved revolving credit lines to more creditworthy SME owners. As of March 31, 2007, the amount of total SME loans outstanding and number of customer accounts decreased compared to the end of the previous fiscal year, primarily as a result of our strategic shift in focus to real estate financing. SME loans are generally originated through the direct telemarketing efforts of our loan offices and our newly established sales departments in metropolitan areas in Japan, such as Tokyo, Osaka, Kyushu and Nagoya. SME loans are also originated through referrals from companies with whom we have strategic alliances. Interest income derived from SME loans has contributed significantly to our total interest income.

•	Consumer Loans. Consumer loans are unguaranteed, unsecured loans to individuals. In line with a strategic shift over the last several years toward promotion of financial services to SMEs and their owners, on June 1, 2004, we sold most of the outstanding balance of our unguaranteed consumer loans to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) for ¥32,697 million. See “Factors Affecting Our Financial Results — Sale of Consumer Loans” below for a further discussion.

•	Other Loans. Other loans mainly consist of investment in direct financing leases and installment loans to SMEs through our wholly-owned subsidiary, NIS Lease. Such loans are generally designed to meet the capital needs of SMEs in Japan for expansion of their businesses.
     In addition, we guarantee loans to customers of third-party lenders for which we receive guarantee fees. Also, we engage in investment banking and securities business through our Investment Banking Department and our subsidiaries, NIS Securities and NI Strategic Partners.

     The following table provides information on the average balance of loans outstanding for each of the years indicated for each of our main product categories and the percentage of total average loans outstanding represented by each loan category for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005		2006		2007
	(In millions except percentages)
Secured loans	¥9,976	6.7%	¥39,496	21.5%	¥115,779	45.3%
SME loans	76,651	51.5	86,976	47.3	88,159	34.5
Consumer loans	58,018	39.0	47,250	25.7	39,621	15.5
Other loans	4,166	2.8	10,243	5.5	12,236	4.7

Total average balance of loans outstanding	¥148,811	100.0%	¥183,965	100.0%	¥255,795	100.0%

     The following table shows the interest income from loans receivable and the percentage of our net interest income from loans receivable derived from each major category of loans for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005		2006		2007
	(In millions except percentages)
Secured loans	¥960	3.5%	¥2,886	10.9%	¥7,818	37.2%
SME loans	16,113	58.9	16,951	64.0	16,566	78.7
Consumer loans	12,453	45.5	9,325	35.2	7,525	35.8
Other	502	1.9	1,095	4.1	1,517	7.2

Total interest revenue from loans receivable	30,028	109.8	30,257	114.2	33,426	158.9
Less amortization of loan origination	(540)	(2.0)	(431)	(1.6)	280	1.3

Gross interest income	29,488	107.8	29,826	112.6	33,706	160.2
Provision for losses on excess interest repayments	2,132	7.8	3,331	12.6	12,664	60.2

Net interest income from loans receivable	¥27,356	100.0%	¥26,495	100.0%	¥21,042	100.0%

  Servicing Business
     Through our subsidiary, Nissin Servicer, we mainly service distressed loans that we purchased from third-party financial institutions for our own portfolio. The table below shows the aggregate purchase price and aggregate principal and interest collection amount of distressed loans for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Aggregate purchase price of distressed loans	¥16,896	¥19,779	¥19,565
Aggregate principal and interest collection of distressed loans	10,095	11,923	18,856
     In addition, we also acquire real estate for sale in line with the disposal by financial institutions of non-performing loans. The following table shows the aggregate purchase price of real estate for sale and revenue from sales of real estate:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Aggregate purchase price of real estate for sale	¥1,642	¥8,069	¥20,503
Revenue from sales of real estate in the servicing business	1,404	4,210	10,678
     We expect that the relative importance of this operating segment will continue to increase in the short to medium term.

  Real Estate Business
     We operate our real estate business (excluding secured lending and real estate servicing) mainly through our subsidiary, NIS Property. We purchase, renovate and develop commercial and residential real estate to operate for profit and for resale in Japan. In the real estate business segment, we purchased real estate for sale in the aggregate amount of ¥468 million, ¥16,702 million and ¥34,834 million for the years ended March 31, 2005, 2006 and 2007, respectively.
     With respect to real estate operated for profit, we seek to increase property value through renovation and other improvements in order to ensure stable revenues and occupancy rates. With respect to real estate sold for profit, we sold four and seven commercial properties during the years ended March 31, 2006 and 2007, respectively, mainly to property companies in Japan. The following table sets forth our primary revenues from the real estate business for the periods shown:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Rental revenue from the real estate business	¥ 2	¥ 119	¥1,575
Revenue from sales of real estate in the real estate business	—	2,832	8,692
     Due to an increase in its significance, the real estate business segment has been disclosed as a separate business segment beginning with the year ended March 31, 2007. This rise in significance in part reflects our strategic shift in managerial resources to real estate-related businesses.
  Other Businesses
     Our other businesses segment includes business owner services, such as agency business for life and non-life insurance companies, energy conservation and other consulting businesses. Our operating losses from other businesses were ¥19 million, ¥335 million and ¥423 million for the years ended March 31, 2005, 2006 and 2007, respectively.

Factors Affecting Our Financial Results
     The principal determinants of our profitability are revenues from our core businesses, the levels of provision for losses on excess interest repayments and provision for loan losses, and the amount of interest expense for lending activities and operating expense that we incur.
  Revenues from Our Core Businesses
     Gross Interest Income from Lending Activities
     The principal determinants of gross interest income from lending activities are our loan portfolio size, which is the average balance of loans outstanding, and the average interest rate we charge on our loans. The difference between the interest rates we charge our customers and the interest rates we pay to finance our loans to customers largely determines our margins and profitability. Because the average interest rate per account and average outstanding balance per account vary by loan product, changes in the relative composition of loan products in our total portfolio also affect gross interest income from lending activities. For the year ended March 31, 2007, despite a decrease in our average interest rate as described below, our gross interest income from lending activities increased favorably due to an increase in the average balance of loans outstanding, especially our secured loans mainly reflecting our ongoing strategic shift to focus our managerial resources on real estate financing.
     Loan Portfolio Size. Our loan portfolio grew steadily until June 2004, at which time we sold most of the outstanding balance of our unguaranteed consumer loans to a third-party, which contributed to a significant decline in the size of our loan portfolio in the year ended March 31, 2005. (See “Sale of Consumer Loans” below.) In line with our shift away from consumer lending, our average balance of loans outstanding for our consumer loans continues to decline. However, our loan portfolio size resumed growth significantly as a result of the increase in the average balance of loans outstanding for our secured loans, on which we have been focusing as part of our emphasis in recent years on real estate financing. Generally, over recent years, balances per account for our SME loans and secured loans have increased, although balances per account for our consumer loans have decreased. For additional information on account numbers and balances per account, see “Business Overview — Our Operations” in Item 4.B of this annual report on Form 20-F. We believe that our loan portfolio size will grow steadily over the medium to long term centering on secured loans, as we continue to develop expertise in real estate financing, mainly through our Real Estate Group, which was established to supervise all real estate-related businesses in June 2006. In addition, we also believe that our expansion of sales departments in major metropolitan areas in Japan, our referral arrangements with other financial companies and the overall demand for SME and SME-owner financing in Japan will contribute to growth in our loan portfolio size.
     Interest Rates. We determine the interest rates we charge on our loans based on factors including competition from other lenders, legal restrictions on interest rates as discussed under “Regulation — The Moneylending Business Law, Contributions Law and Interest Rate Restriction Law” in Item 4.B of this annual report on Form 20-F and the willingness of our customers to borrow at the interest rates we charge. The weighted period-end average contractual interest rate on our outstanding loans has been decreasing, from 22.1% as of March 31, 2005 to 16.1% as of March 31, 2006, then to 13.8% as of March 31, 2007. The weighted period-end average is determined by calculating the average interest rate for each of our loan products on the period-end date, weighting these rates by the proportion of total loans outstanding represented by the loan category on this date, and averaging these weighted interest rates. We reduced interest rates charged to borrowers to the interest rates stipulated by the Interest Rate Restriction Law for most of our loan products on October 1, 2006 for new loan contracts made on and after October 1, 2006. The downward trend in our weighted period-end average interest rates mainly reflects the change in our loan portfolio mix, resulting from increased acquisition of higher quality receivables with lower interest rates, mainly through the enhancement of our secured real estate financing. Also, the sale of most of the outstanding balance of our unguaranteed consumer loans in June 2004 contributed to a decrease in the weighted period-end average contractual interest rate on our outstanding loans, because these loans typically carry higher interest rates than other types of loans in our portfolio.

     Interest Income from Purchased Loans
     Our net interest income from the servicing business is driven by our interest income minus our interest expense from purchased loans. The factors that affect our interest expense in our servicing business segment are largely similar to those affecting our integrated financial services segment. However, the principal determinants of our total interest income from purchased loans differ significantly from those affecting our total interest income from lending activities. The principal determinants of interest income from purchased loans are the amount of purchased loans in our portfolio, our ability to service distressed loans, including through negotiation with the borrowers and restructuring of the loan terms, and the prices at which we purchase the distressed loans. Because we generally do not recognize interest income on a distressed loan until we fully recover the purchase cost, our recognition of interest income from purchased loans may be significantly delayed compared to the recognition of interest income from lending activities. (See “Critical Accounting Policies — Purchased Loans Receivable and Revenue Recognition” below.) Also, due to increasing competition in this market, which has created an upward pressure on the purchase prices for the distressed loans, we expect our interest income from purchased loans as a percentage of the amount of our purchased loans to decrease over the long term.
     Revenues from Real Estate
     Our revenues from real estate mainly consist of capital gain on sales of real estate in the servicing business and real estate business, and rental revenues from real estate in the real estate business.
     Gain on Sales of Real Estate. We sell some of our real properties for profit mainly to property companies in Japan. In addition to properties we acquire directly as part of our real estate business, we also acquire real estate for sale in connection with disposal by financial institutions of non-performing loans in the servicing business. (See “Risk Factors” in Item 3.D of this annual report on Form 20-F.) Gain on sales of real estate is dependent primarily on the acquisition price at which we purchased the property and the net proceeds to us on disposal. Purchase and sale prices of properties are affected by a number of factors including the health of the Japanese economy, regulatory and legal changes affecting properties, including property taxes, property values in the relevant markets, levels of rental or other revenues generated by the properties and liquidity and supply and demand trends in the relevant property market.
     Rental Revenues from Real Estate. We seek to operate a portion of our properties for profit, targeting properties that can achieve stable revenues and occupancy rates, in particular, following renovation and other improvements intended to increase property value. Rental revenues from such properties increased significantly for the year ended March 31, 2007, generally in proportion to an increase in the number of real properties held. A number of factors affect the rental revenues we receive from our properties. These factors include occupancy rates at our properties, leasable area of our properties, the attractiveness of our properties compared to neighboring or alternative properties, the performance of property managers and other parties that service the properties, the demand for space in relevant rental markets, the supply of relevant properties in such markets and the rate of inflation or deflation in the Japanese economy.

  Provision for Losses on Excess Interest Repayments
     Provision for losses on excess interest repayments comprises provision for the portion refunded in cash and provision for the portion applied to the outstanding loan principal charged-off by excess interest repayments as well as the amount of the actual cash refunded to borrowers for repayments of excess interest. Our provision for losses on excess interest repayments increased substantially for the year ended March 31, 2007, due to increases in an allowance for losses on loans charged-off by excess interest repayments and a reserve for potential cash refunds of excess interest as increases to this allowance and reserve are made by charges to our provision for losses on excess interest repayments. Reserve for losses on excess interest repayments, included in “Other liabilities” in our consolidated balance sheet, is provided based on past experience and current repayment conditions in order to cover estimated future cash repayments or principal charge-offs of excess interest derived from current loans receivable and loans previously paid-off or charged-off. When the excess interest is refunded to borrowers, we refund cash to borrowers if the excess amount is larger than the outstanding balance of loan principal or there is no loan principal, which is the case for loans previously paid-off or charged-off.
     Our provision for losses on excess interest repayments increased substantially in order to respond to the recent adverse changes in the business environment for moneylending companies, particularly as a result of recent decisions by the Supreme Court of Japan concerning “gray-zone” interest that has resulted in substantial increases in claims for excess interest repayments. (See “Risk Factors” in Item 3.D of this annual report on Form 20-F.)
     To the extent that our provision for loan losses and provision for excess interest repayments increase, it signifies that management believes that our loan portfolio carries increasing risk. Additional detail on provision for loan losses for our various loan products is included below under “Allowance for Loan Losses, Reserve for Losses on Excess Interest Repayments, and Loan Charge-offs.” Although the recent adverse conditions in the moneylending business have already had a significant impact on our financial results for the year ended March 31, 2007, if the level of claims for repayments continues to be high and, consequently, we need to maintain our reserve for losses on excess interest repayments at a high level, our financial results could continue to be adversely affected. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.)
  Provision for Loan Losses
     Our provision for loan losses are allocations made each period to our existing allowance for loan losses. Our allowances for possible loan losses are based upon our estimates of probable uncollectible loan losses from known and inherent risks in our loan portfolio. We determine these allowances based upon various factors including the status and risk profile of the borrower and, if applicable, guarantor, economic conditions, unemployment rates, bankruptcy cases and our historical loss experience. Increases to our allowance are made by charges to our provision for loan losses. Based upon our estimated allowance needs, we then supplement the remaining balance through provision for loan losses. Following the sale of most of the outstanding balance of our unguaranteed consumer loans to a third party in 2004 (see “Sale of Consumer Loans” below). Our provision for loan losses decreased during the year ended March 31, 2005 generally in line with the decrease in the size of our loan portfolio. However, our provision for loan losses slightly increased during the year ended March 31, 2006, primarily reflecting the growth in the amount of our total loans outstanding. In addition, our provision for loan losses increased significantly for the year ended March 31, 2007, mainly due to an increase in our specific allowance for loan losses provided for delinquent loans centering on SME loans. Also, our provision for loan losses in any given fiscal year depends partly on the adequacy of our allowance for loan losses for the previous fiscal year, because we must make up for any such inadequacy, if any, with increased provision for loan losses in the following fiscal year.

  Interest Expense
     Our interest expense fluctuates with changes in market interest rates, market conditions, the mix of our funding sources, the amount of our borrowings and our credit ratings.
•	Market Interest Rates and Market Conditions. Interest rates in Japan have been extremely low for several years, reflecting the Bank of Japan’s monetary policy to combat economic weakness, including the “zero interest rate” policy, which was in place for most of the period from February 1999 until it was ended in July 2006. The weighted period-end average interest rate of our long-term borrowings was 1.9%, 1.4% and 1.9% at March 31, 2005, 2006 and 2007, respectively. The weighted period-end average interest rate of our short-term borrowings was 1.2%, 1.0% and 1.9% as of March 31, 2005, 2006 and 2007, respectively. Our average borrowing rate gradually increased primarily due to current market interest rates reflecting the Bank of Japan lifting its quantitative easing policy, thereby ending its “zero interest rate” policy, as well as the current adverse conditions for moneylenders in Japan. We expect that interest rates on our borrowings will continue to rise.

•	Mix of Our Funding Sources and Credit Ratings. Beginning in the year ended March 31, 2000, when legal restrictions on debt issuances to fund our lending business were eliminated, we have increased our borrowings through debt issuances relative to bank loans, which had previously accounted for substantially all of our borrowings. To the extent that the debt capital markets have been available to us, we have benefited from typically lower funding costs in the debt capital markets than we can achieve from bank loans. The percentage of our debt issuances to our total borrowings was 22.6%, 31.1% and 37.6% at March 31, 2005, 2006 and 2007, respectively, reflecting our issuance of bonds and asset-backed securities, including asset-backed commercial paper. The percentage of our debt issuance slightly decreased as of March 31, 2007, compared with the end of the previous fiscal year, because we procured a significant amount of funds by the issuance of new shares through a third-party allotment. The increasing trend in capital needs for our real estate-related businesses continued for the year ended March 31, 2007. In addition, while any downgrades of our credit ratings by rating agencies could harm our ability to tap the debt markets, our current intention, subject to market conditions and other uncertainties, is to balance our proportion of direct and indirect financing.

•	Amount of Our Borrowings. To the extent that the size of our loan portfolio grows, we rely primarily on borrowings to finance the growth of our loan portfolio. We expect the amount of borrowings to increase in the near term, reflecting the expected growth of our loan portfolio centering on real estate financing.

  Operating Expense
     The most significant components of our operating expense are salaries and employee benefits, occupancy, furniture and equipment, and other general and administrative expenses.
     Salaries and Employee Benefits. Our salaries and employee benefits depend on the number of our employees and the compensation and benefits we provide to each employee. The number of full-time employees increased from 818 as of March 31, 2005 to 998 as of March 31, 2006, then to 1,166 as of March 31, 2007. Despite a slight decrease in our salaries and employee benefits for the year ended March 31, 2005 due to a reduction in the scale of our consumer loan business following the sale of our unguaranteed consumer loans, our salaries and employee benefits increased for the year ended March 31, 2006 in proportion to an increase in the number of full-time employees reflecting development in the business activities of our subsidiaries. Salaries and employee benefits for the year ended March 31, 2007 increased steadily, reflecting a steady increase in the number of full-time employees, mainly due to recruitment of new and mid-career employees for our real estate financing operations and leasing business in the People’s Republic of China, in accordance with our business expansion plans.
     Occupancy, Furniture and Equipment. Our expenses in connection with occupancy, furniture and equipment depend largely on the number of our loan offices and branches and the associated rents. The number of loan offices was 50 as of March 31, 2005, and then increased to 60 as of March 31, 2006, due to the acquisition of APREK. However, we integrated loan offices resulting in a reduction to 44 offices as of March 31, 2007, as we gradually shifted our managerial resources into Japan’s major metropolitan areas to promote real estate financing, investment banking and venture capital business. Accordingly, we also expanded the office space of our Tokyo Head Office. Consequently, despite the decrease in the number of loan offices, our rent expense increased for the year ended March 31, 2007, due to the concentration of our offices in major metropolitan areas in Japan, where the office rents have risen as a result of recent strong central urban real estate markets in Japan. Also, an increase in depreciation expense for our operating lease assets held by our subsidiary, NIS Lease, reflecting the expansion of our leasing business in Japan, contributed to an increase in occupancy, furniture and equipment expense for the year ended March 31, 2007.
     Other General and Administrative Expenses. The major items in other general and administrative expense include communication expenses, taxes and duties, travel and transportation expenses, recruiting expenses and commission fees. Although we continue to make efforts to reduce operational inefficiencies, we expect our other general and administrative expenses as a percentage of our non-interest expenses to increase in the short term reflecting the increase in our recruiting expenses and commission fees in line with the growth of our business activities in real estate-related businesses, China-related businesses, investment banking business and servicing business.
  Sale of Consumer Loans
     As part of our strategy to migrate away from the consumer lending business and diversify our operations, in June 2004, we sold most of the outstanding balance of our unguaranteed consumer loans to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) for ¥32,697 million. Under our purchase and sale agreement with NETCARD, Inc., we retain no interest in the loans sold, and we have no guarantee, repurchase, or other obligations or contingent liabilities with respect to the loans sold. The effect of this sale was a decrease in our interest income and net interest income from lending activities for the year ended March 31, 2005, as compared to what our results would have been without the sale. However, our net income increased slightly for the year ended March 31, 2005, as compared to what our net income would have been without the sale because the reduction of expenses associated with our consumer loan business, such as loan loss-related expenses and non-interest expenses, offset the decline in our interest income. In addition, for the year ended March 31, 2005, we recognized a non-interest gain as a result of the sale. Following the sale, we continue to offer consumer loans to prospective customers, particularly those who are referred to us by alliance companies, but we expect that our consumer loan business will operate at a substantially reduced scale for the foreseeable future.

Results of Operations
  Consolidated Information
     The following table shows selected data of consolidated statements of operations in yen amounts for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Interest income	¥29,488	¥29,826	¥33,706
Provision for losses on excess interest repayments	2,132	3,331	12,664

Net interest income	27,356	26,495	21,042
Interest expense	2,971	2,602	3,870

Net interest income before provision for loan losses	24,385	23,893	17,172
Provision for loan losses	5,817	5,923	10,853

Net interest income from lending activities	18,568	17,970	6,319
Other revenue	5,003	11,445	17,585
Operating expense:
Interest expense	188	503	1,037
Salaries and employee benefits	6,521	7,181	8,534
Occupancy, furniture and equipment	2,395	2,654	3,196
Advertising	333	629	264
Other general and administrative expenses	6,001	6,765	9,552

Total operating expense	15,438	17,732	22,583

Operating income	8,133	11,683	1,321
Other income (losses)	4,061	3,604	(881)
Other expense	286	618	453

Income (losses) before income taxes	11,908	14,669	(13)

Income taxes	4,646	6,214	1,597

Net income (losses)	¥7,262	¥8,455	¥(1,610)

  Segment Information
     The Group operates under the integrated financial services segment, the servicing business segment, the real estate business segment, and the other businesses segment. The integrated financial services segment is comprised of loan businesses, as well as credit guarantee, leasing and securities businesses. In the servicing business segment, Nissin Servicer mainly acquires and services non-performing debts from banks and financial institutions in Japan. The real estate business is now disclosed as a separate segment, because this business has become significant. The other businesses segment includes insurance agency, consultancy and other businesses. The Group currently conducts its operating activities mainly in Japan. The Group has recently begun activities in China, but these activities are currently insignificant. Selected financial information for the Group’s business segments for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Millions of Yen
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated
Year Ended/As of March 31, 2005:
Revenue:
Net interest income	¥27,356	¥—	¥—	¥—	¥—	¥27,356
Other revenue	1,107	3,893	18	210	(225)	5,003
Operating expense:
Interest expense	3,012	153	90	9	(105)	3,159
Provision for loan losses	5,817	—	—	—	—	5,817
Other provision	123	821	—	40	—	984
Other expense	12,969	1,181	58	180	(122)	14,266

Operating income (losses)	6,542	1,738	(130)	(19)	2	8,133

Total assets	208,493	21,818	2,643	572	(5,125)	228,401

	Millions of Yen
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated
Year Ended/As of March 31, 2006:
Revenue:
Net interest income	¥26,495	¥—	¥—	¥—	¥—	¥26,495
Other revenue	3,251	7,918	901	279	(904)	11,445
Operating expense:
Interest expense	2,656	408	311	11	(281)	3,105
Provision for loan losses	5,923	—	—	—	—	5,923
Other provision	122	1,186	—	26	—	1,334
Other expense	13,619	1,676	340	577	(317)	15,895

Operating income (losses)	7,426	4,648	250	(335)	(306)	11,683

Total assets	313,127	43,000	25,074	244	(21,502)	359,943

	Millions of Yen
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated
Year Ended/As of March 31, 2007:
Revenue:
Net interest income	¥21,215	¥—	¥—	¥—	¥(173)	¥21,042
Other revenue	5,610	10,375	5,307	319	(4,026)	17,585
Operating expense:
Interest expense	3,892	933	981	116	(1,015)	4,907
Provision for loan losses	10,853	—	—	—	—	10,853
Other provision	530	1,696	3	—	—	2,229
Other expense	15,658	2,548	824	626	(339)	19,317

Operating (losses) income	(4,108)	5,198	3,499	(423)	(2,845)	1,321

Total assets	370,481	62,649	56,466	8,599	(44,118)	454,077

We mainly focused on the moneylending business in the past. However, we recently have been diversifying our financial and other businesses. In order to reflect our strategic business changes in the presentation of our consolidated financial results, we changed the format of our consolidated statements of operations. Consolidated financial statements for previous fiscal years were modified to conform to the current presentation and, consequently, the presentation of segment information was also modified in conformity with such changes. In addition, “Real Estate Business,” which was previously included in “Integrated Financial Services,” is disclosed as a separate segment, due to an increase in its significance, and “Other Businesses” is also disclosed as a separate segment, beginning with the year ended March 31, 2007. Segment information for the years ended March 31, 2005 and 2006 are modified in conformity with this new segment classification. These modifications have no effect on previously reported net income and shareholders’ equity.

  Year Ended March 31, 2007, Compared to Year Ended March 31, 2006
     Interest Income
     Interest income from lending activities was ¥33,706 million, an increase of ¥3,880 million, or 13.0%, compared to ¥29,826 million for the previous fiscal year, due to an increase in the average balance of outstanding loans from ¥183,965 million for the year ended March 31, 2006 to ¥255,795 million for the year ended March 31, 2007. In addition, a decrease of ¥711 million in amortization of loan origination costs, which offset interest income, from ¥431 million for the previous fiscal year to ¥280 million of appropriation of loan origination income for the year ended March 31, 2007, due to an increase in upfront loan origination fees received from secured loans, contributed to the increase in interest income.
     The increase in the average balance of our loans outstanding was led by an increase in our average balance of secured loans of ¥76,283 million, or 193.1%, to ¥115,779 million for the year ended March 31, 2007 compared to ¥39,496 million for the previous fiscal year. Consequently, interest income from secured loans for the year ended March 31, 2007 increased by ¥4,932 million, or 170.9%, to ¥7,818 million compared to ¥2,886 million for the previous fiscal year. This reflected our strategic enhancement of real estate financing, including provision of non-recourse loans to special purpose companies engaged in real estate-related projects.
     The increase in loan origination fees received was led by an increase in total advances of secured loans of ¥104,217 million, or 86.7%, to ¥224,399 million for the year ended March 31, 2007, compared to ¥120,182 million for the previous fiscal year. We generally charge an upfront origination fee of typically around 2% on the amount of contractual loan principal for each loan. Therefore, the increase in total advances of secured loans, which have a relatively large principal amount among our loan products, contributed to an increase in loan origination fees.
     Provision for Losses on Excess Interest Repayments
     Provision for losses on excess interest repayments increased by ¥9,333 million, or 280.2% to ¥12,664 million from ¥3,331 million for the previous fiscal year, in order to increase our reserve for losses on excess interest repayments in cash and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments. This increase in provision for losses on excess interest repayments reflected the recent adverse changes in the business environment for moneylending companies, particularly as a result of the recent decisions by the Supreme Court of Japan concerning “gray-zone” interest that has resulted in substantial increases in claims of excess interest repayments. Provision for losses on excess interest repayments for the year ended March 31, 2007 includes provision for cash refunds of ¥6,136 million and provision for charge-offs by excess interest repayments of ¥6,528 million. During the year ended March 31, 2007, we agreed to offset our loan principal and/or return excess interest payments in cash totaling ¥5,230 million, compared with ¥2,532 million for the year ended March 31, 2006. As a result, provision for losses on excess interest repayments as a percentage of total interest income increased from 11.2% for the previous fiscal year to 37.6% for the year ended March 31, 2007. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.)
     We expect our allowance and reserve related to excess interest repayments to fully cover claims for current and past recognized excess interest income and the future provision for cash refunds and charge-offs by excess interest repayments to substantially diminish in time over the coming several years.
     Net Interest Income
     Despite the increase in our interest income from lending activities, the significant increase in provision for losses on excess interest repayments offset the increase of our interest income from lending activities. As a result, net interest income for the year ended March 31, 2007 decreased by ¥5,453 million, or 20.6%, to ¥21,042 million from ¥26,495 million for the previous fiscal year.
     Interest Expense
     Interest expense for lending activities for the year ended March 31, 2007 increased by ¥1,268 million, or 48.7%, to ¥3,870 million from ¥2,602 million for the previous fiscal year. The increase in interest expense was primarily attributable to an increase of ¥61,184 million, or 37.7%, in our overall weighted-average balance of borrowings for the year ended March 31, 2007 to ¥223,525 million from ¥162,341 million for the previous fiscal year, reflecting our increasing capital needs for real estate financing. In addition, the weighted period-end average interest rate of our long-term borrowings as of March 31, 2007 increased by 0.6 points to 1.9% from 1.3% as of the end of the previous fiscal year, primarily caused by the Bank of Japan lifting the quantitative easing policy and “zero interest rate” policy, as well as the adverse conditions for moneylenders in Japan.
     Net Interest Income before Provision for Loan Losses
     As a result of the decrease in our net interest income and the increase in our interest expense, net interest income before provision for loan losses for the year ended March 31, 2007 decreased by ¥6,721 million, or 28.1%, to ¥17,172 million from ¥23,893 million for the previous fiscal year.

     Net Interest Income from Lending Activities
     Net interest income from lending activities, namely net interest income after provision for loan losses, for the year ended March 31, 2007 decreased by ¥11,651 million, or 64.8%, to ¥6,319 million from ¥17,970 million for the previous fiscal year. Provision for loan losses increased substantially by ¥4,930 million, or 83.2%, to ¥10,853 million for the year ended March 31, 2007, compared to ¥5,923 million for the previous fiscal year. This increase was primarily attributable to an increase in our specific allowance for loan losses provided for delinquent loans centering on SME loans in the amount of ¥3,366 million.
     Other Revenue
     Other revenue increased by ¥6,140 million, or 53.6%, to ¥17,585 million for the year ended March 31, 2007 from ¥11,445 million for the previous fiscal year. This increase was primarily attributable to an increase in net gain on sales of real estate of ¥3,795 million, or 239.6%, to ¥5,379 million for the year ended March 31, 2007 from ¥1,584 million for the previous fiscal year, and an increase in rental revenues from real estate of ¥3,098 million, or 563.3%, to ¥3,648 million from ¥550 million for the previous fiscal year, which was included in rents, dividends and other. These contributing factors were led by the growth of our real estate-related businesses. Further, interest income from purchased loans for the year ended March 31, 2007 increased by ¥1,029 million, or 20.7%, to ¥5,989 million from ¥4,960 million for the previous fiscal year, due to a continuous and steady growth of our servicing business through our subsidiary, Nissin Servicer. The increase in other revenue was partially offset by a decrease of ¥533 million in commission fees from our securities business to ¥179 million for the year ended March 31, 2007 from ¥712 million for the previous fiscal year.
     Operating Expense
     Operating expense increased by ¥4,851 million, or 27.4%, to ¥22,583 million for the year ended March 31, 2007 from ¥17,732 million for the previous fiscal year. We experienced an increase in our selling, general and administrative expenses, such as salaries and employee benefits and occupancy, furniture and equipment, of ¥4,317 million, or 25.1%, to ¥21,546 million for the year ended March 31, 2007 from ¥17,229 million for the previous fiscal year, reflecting increases in the scale of our operations, including our subsidiaries such as Nissin Servicer and NIS Property, due to our strategic shift to real estate and servicing businesses.
     Other Income
     Other income decreased by ¥4,485 million, or 124.4%, to other losses of ¥881 million for the year ended March 31, 2007 from ¥3,604 million of other income for the previous fiscal year. This decrease was primarily due to a decrease of ¥4,876 million, or 131.5% in net gains on sales and impairment of investment securities to net losses of ¥1,168 million, compared to net gains of ¥3,708 million for the previous fiscal year, mainly due to an increase of ¥1,945 million, or 409.5% in impairment of investment securities to ¥2,420 million from ¥475 million for the previous fiscal year, resulting from review of our non-marketable equity securities for other-than-temporary declines in their fair value.
     Other Expense
     Other expense decreased by ¥165 million, or 26.7%, to ¥453 million for the year ended March 31, 2007 from ¥618 million for the previous fiscal year. This decrease was primarily attributable to a decrease in income transferred to minority interests of ¥338 million to ¥264 million for the year ended March 31, 2007 from ¥602 million for the previous fiscal year. This decrease was partially offset by impairment of fixed assets of ¥141 million incurred for the year ended March 31, 2007.
     Income before Income Taxes
     Income before income taxes decreased by ¥14,682 million, or 100.1%, to losses before income taxes of ¥13 million for the year ended March 31, 2007 from ¥14,669 million of income for the previous fiscal year. This decrease resulted primarily from the substantial increase in provision for losses on excess interest repayments and provision for loan losses for the year ended March 31, 2007, despite the increase in our gross interest income from lending activities.
     Income Taxes
     Income taxes decreased by ¥4,617 million, or 74.3%, to ¥1,597 million for the year ended March 31, 2007 from ¥6,214 million for the previous fiscal year. The effective tax rate applicable to us increased from 40.7% for the previous fiscal year to 637.1% for the year ended March 31, 2007. This was primarily attributable to a valuation allowance of ¥1,355 million, established by APREK and other subsidiaries, for deferred tax assets because it was more likely than not that part of the deferred tax assets would not be realized taking into consideration the projections of future taxable income. (See Note 20 of our consolidated financial statements beginning on page F-1 of this annual report on Form 20-F for details.)
     Net Income
     As a result of these factors, net income decreased by ¥10,065 million, or 119.0%, from ¥8,455 million for the previous fiscal year to net losses of ¥1,610 million for the year ended March 31, 2007.

  Year Ended March 31, 2006, Compared to Year Ended March 31, 2005
     Interest Income
     Interest income from lending activities was ¥29,826 million, an increase of ¥338 million, or 1.1%, compared to ¥29,488 million for the previous fiscal year, due to an increase in the average balance of outstanding loans from ¥148,811 million for the year ended March 31, 2005 to ¥183,965 million for the year ended March 31, 2006. This increase was partially offset by a decline in the weighted period-end average contractual rate on our outstanding loans from 22.1% as of March 31, 2005 to 16.1% as of March 31, 2006.
     The increase in the average balance of our loans outstanding was led by an increase in our average balance of secured loans of ¥29,520 million, or 295.9%, to ¥39,496 million for the year ended March 31, 2006 compared to ¥9,976 million for the previous fiscal year, and an increase in our average balance of SME loans of ¥10,325 million, or 13.5%, to ¥86,976 million for the year ended March 31, 2006, compared to ¥76,651 million for the previous fiscal year. This increase was partially offset by a decrease in our average balance of consumer loans of ¥10,768 million, or 18.6%, to ¥47,250 million for the year ended March 31, 2006, compared to ¥58,018 million for the previous fiscal year.
     The decline of the weighted period-end average contractual rate was primarily attributable to a decline in the weighted period-end average rate of secured loans of 2.1 points to 6.5% at March 31, 2006, compared to 8.6% at March 31, 2005, due to the growing share of real estate financing in our loan portfolio, which generally carries the lowest interest rates among our products, as well as a decline in the weighted period-end average rate of SME loans of 1.2 points to 22.8% at March 31, 2006, compared to 24.0% at March 31, 2005, due to our increased acquisition of high quality loans receivable derived from referral relationships, including our affiliates. The amount of total loans receivable derived from referral relationships was ¥33,029 million as of March 31, 2006, an increase of ¥739 million, or 2.3%, compared to ¥32,290 million as of the end of the previous fiscal year.
     Provision for Losses on Excess Interest Repayments
     Provision for losses on excess interest repayments increased by ¥1,199 million, or 56.2% to ¥3,331 million from ¥2,132 million for the previous fiscal year, in order to increase our reserve for losses on excess interest repayments in cash and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments. Provision for losses on excess interest repayments for the year ended March 31, 2006 includes provision for cash refunds of ¥977 million and provision for charge-offs by excess interest repayments of ¥2,354 million. During the year ended March 31, 2006, we agreed to offset our loan principal and/or return excess interest payments in cash totaling ¥2,532 million, compared with ¥1,454 million for the year ended March 31, 2005. As a result, provision for losses on excess interest repayments as a percentage of total interest income increased from 7.2% for the previous fiscal year to 11.2% for the year ended March 31, 2006. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.)
     Net Interest Income
     Despite the increase in our interest income from lending activities, the significant increase in provision for losses on excess interest repayments offset the increase of our interest income from lending activities. As a result, net interest income for the year ended March 31, 2006 decreased by ¥861 million, or 3.1%, to ¥26,495 million from ¥27,356 million for the previous fiscal year.
     Interest Expense
     Interest expense for lending activities for the year ended March 31, 2006 decreased by ¥369 million, or 12.4%, to ¥2,602 million from ¥2,971 million for the previous fiscal year. The decrease in interest expense for lending activities reflected our efforts in negotiating improved borrowing terms, particularly from banks, which reduced our weighted period-end average rate of long-term borrowings from 1.9% as of March 31, 2005 to 1.3% as of March 31, 2006, despite our overall average balance of borrowings for the year ended March 31, 2006 increased by ¥36,879 million, or 29.4%, to ¥162,341 million from ¥125,462 million for the previous fiscal year, reflecting increased capital requirements for loan originations centering on secured loans.
     Net Interest Income before Provision for Loan Losses
     Despite the decrease in our interest expense for lending activities, the decrease in our net interest income was relatively large for the year ended March 31, 2006. As a result, net interest income before provision for loan losses for the year ended March 31, 2006 slightly decreased by ¥492 million, or 2.0%, to ¥23,893 million from ¥24,385 million for the previous fiscal year.

     Net Interest Income from Lending Activities
     Net interest income from lending activities, namely net interest income after provision for loan losses, for the year ended March 31, 2006 decreased by ¥598 million, or 3.2%, to ¥17,970 million from ¥18,568 million for the previous fiscal year. Provision for loan losses increased by ¥106 million, or 1.8%, to ¥5,923 million for the year ended March 31, 2006, compared to ¥5,817 million for the previous fiscal year. Accordingly, provision for loan losses as a percentage of interest income increased slightly from 19.7% for the previous fiscal year to 19.9% for the year ended March 31, 2006. The increase in provision for loan losses reflected the increase in the outstanding balance of our loans receivable, resulting in a roughly proportionate increase in our provision for loan losses.
     Other Revenue
     Other revenue increased by ¥6,442 million, or 128.8%, to ¥11,445 million for the year ended March 31, 2006 from ¥5,003 million for the previous fiscal year. This increase was primarily attributable to an increase in interest income from purchased loans of ¥1,705 million, or 52.4%, to ¥4,960 million for the year ended March 31, 2006 from ¥3,255 million for the previous fiscal year. This was principally due to growth of our servicing business through our subsidiary, Nissin Servicer, as well as income from investment funds of ¥1,857 million and commission fees from securities business of ¥712 million, which were included in rents, dividends and other. Further, an increase in net gain on sales of real estate of ¥1,107 million, or 232.1%, to ¥1,584 million for the year ended March 31, 2006 from ¥477 million for the previous fiscal year, also contributed to an increase in other revenue.
     Operating Expense
     Operating expense increased by ¥2,294 million, or 14.9%, to ¥17,732 million for the year ended March 31, 2006 from ¥15,438 million for the previous fiscal year. The increase resulted primarily from increases in the operations of our subsidiaries, including APREK, a subsidiary newly acquired during the year ended March 31, 2006, which contributed to increases in our selling, general and administrative expense of ¥1,979 million, or 13.0%, to ¥17,229 million for the year ended March 31, 2006 from ¥15,250 million for the previous fiscal year, due to increases in expenses such as salaries and employee benefits and occupancy, furniture and equipment, and advertising costs.
     Other Income
     Other income decreased by ¥457 million, or 11.3%, to ¥3,604 million for the year ended March 31, 2006 from ¥4,061 million for the previous fiscal year. This decrease was primarily due to the absence of any gain on sale of consumer loans receivable for the year ended March 31, 2006, compared to ¥3,327 million for the previous fiscal year. Further, a decrease of ¥1,382 million in net gain on sales of subsidiaries and affiliates to net losses of ¥43 million for the year ended March 31, 2006 from net gain of ¥1,339 million for the previous fiscal year, reflecting a gain on equity interest in Nissin Servicer recognized in the previous fiscal year in connection with its listing on the Mothers market of the Tokyo Stock Exchange. These contributing factors were partially offset by an increase of ¥4,221 million in net gains on sales of investment securities of ¥3,708 million for the year ended March 31, 2006, compared to net losses of ¥513 million for the previous fiscal year.
     Other Expense
     Other expense increased by ¥332 million, or 116.1%, to ¥618 million for the year ended March 31, 2006 from ¥286 million for the previous fiscal year. The increase was primarily attributable to an increase of ¥410 million in income transferred to minority interests to ¥602 million for the year ended March 31, 2006 from ¥192 million for the previous fiscal year, which reflected an increase in net income of Nissin Servicer, despite a decrease of ¥78 million, or 83.0%, in net losses on sale, disposal and impairment of long-lived assets to ¥16 million for the year ended March 31, 2006 from ¥94 million for the previous fiscal year.
     Income before Income Taxes
     Income before income taxes increased by ¥2,761 million, or 23.2%, to ¥14,669 million for the year ended March 31, 2006 from ¥11,908 million for the previous fiscal year. This increase resulted primarily from an increase in net gains on sales of investment securities, despite the decrease in net interest income from lending activities.
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

Financial Condition
     The following table provides selected balance sheet data as of March 31, 2006 and 2007:

	As of March 31,
	2006	2007
	(In millions)
Total assets	¥359,943	¥454,077
Cash and cash equivalents	22,860	28,344
Loans receivable, net	225,947	250,780
Purchased loans receivable, net	24,155	28,910
Real estate for sale	20,792	67,327
Investment securities	42,071	38,384
Property and equipment, net	11,169	8,448
Deferred income taxes	721	6,488
Other assets	7,173	11,115
Total liabilities	277,006	367,322
Short-term borrowings	60,411	84,258
Long-term borrowings	198,924	260,817
Deferred income taxes	1,382	256
Other liabilities	7,514	16,123
Total shareholders’ equity	¥80,504	¥82,563
     Total assets increased by ¥94,134 million to ¥454,077 million as of March 31, 2007, compared to ¥359,943 million as of the end of the previous fiscal year. This increase was primarily due to a significant increase in real estate for sale, reflecting our strategy to focus managerial resources on the growing real estate business through our consolidated subsidiaries, as well as investment in variable interest entities consolidated under Financial Accounting Standard Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities,” or VIEs, which engage in real estate acquisition or development. Another main contributing factor is an increase in loans receivable, reflecting enhanced real estate financing activities such as lending to property companies and SMEs and their owners, including lending non-recourse loans to VIEs engaged in real estate acquisition or development. In addition, other assets increased by ¥3,942 million to ¥11,115 million as of March 31, 2007, compared to ¥7,173 million as of the end of the previous fiscal year, mainly due to an increase in assets related to our operations in the People’s Republic of China, and this increase also contributed to the increase in total assets. These contributing factors were partially offset by the increase of allowance for loan losses mainly due to the increase in allowance for loan principal charged-off by excess interest repayments, and a decrease in investment securities, reflecting declines in market valuations of our marketable securities and sales of certain investment securities.
     Total liabilities increased by ¥90,316 million to ¥367,322 million as of March 31, 2007, compared to ¥277,006 million as of the end of the previous fiscal year. This change was attributable to an increase in our borrowings, especially in long-term borrowings procured through securitization of our loans receivable and others, primarily reflecting our increased capital requirement for loan originations centering on real estate financing. In addition, an increase in our reserve for losses on excess interest repayments, which was included in “Other liabilities” in the accompanying consolidated balance sheets, from ¥590 million as of the previous fiscal year to ¥4,952 million as of March 31, 2007, also contributed to the increase in total liabilities.
     Total shareholders’ equity increased by ¥2,059 million to ¥82,563 million as of March 31, 2007, compared to ¥80,504 million as of the end of the previous fiscal year. This was mainly attributable to an increase in common stock and additional paid-in capital primarily due to factors such as a new share issuance of ¥8,000 million through a third-party allotment to Sumitomo Mitsui Banking Corporation on June 12, 2006 and conversion of convertible bonds, offset by a decrease in retained earnings mainly due to net losses for the year ended March 31, 2007 and a decrease in cumulative other comprehensive income due to a decrease in unrealized gains on marketable securities, which reflects declines in market valuations of our marketable securities compared to the previous fiscal year, as well as sales of certain marketable securities during the year ended March 31, 2007. However, as our total borrowings increased considerably, shareholders’ equity as a percentage of total assets decreased by 4.2 points to 18.2% as of March 31, 2007, compared to 22.4% as of the end of the previous fiscal year.

Allowance for Loan Losses, Reserve for Losses on Excess Interest Repayments, and Loan Charge-offs
     We maintain our allowances for loan losses at a level that we believe is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in our loan portfolio. For all of our loan products, we generally determine our allowance for loan losses based on various factors including the risk profile and status of the borrower and, if applicable, guarantor, economic conditions, unemployment rates, bankruptcy cases and historical loss experience. Also, in response to recent court decisions relating to “gray-zone” interest in excess of the interest rates stipulated by the Interest Rate Restriction Law, and subsequent changes in the business environment for moneylending companies in Japan, we decided to provide an allowance for loans charged-off by excess interest repayments and reserve for losses on excess interest repayments in cash beginning from the year ended March 31, 2006. (See “Risk Factors” in Item 3.D of this annual report on Form 20-F.)
  Integrated Financial Services
     Allowance for Loan Losses
     Increases in our allowance are made by charges to our provision for loan losses and provision for losses on excess interest repayments. Based on the amount of our loans outstanding and our allowance ratio, we then supplement the remaining balance through our provision for loan losses. In addition to the allowance provided by the above method, we provide an allowance for loans charged-off by excess interest repayments, included in our allowance for loan losses, based on management’s best estimation taking into account the past experience and the current conditions for loans charged-off by excess interest repayments, through our provision for losses on excess interest repayments. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.) The following table provides information on our allowance for loan losses along with amounts of provision for our loan losses, provision for charge-offs by excess interest repayments and charge-offs, net of recoveries, with respect to our integrated financial services segment for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Balance at beginning of year	¥13,528	¥10,034	¥11,003
Provision for loans receivable sold	(3,327)	—	—
Provision for loan losses	5,817	5,923	10,853
Provision for charge-offs by excess interest repayments	1,942	2,354	6,528
Charge-offs, net of recoveries	(7,926)	(7,308)	(9,847)

Balance at end of year	¥10,034	¥11,003	¥18,537

     Of the above allowance for loan losses, the amount included as the allowance provided for charge-offs by repayments of excess interest is as follows:

	As of March 31,
	2005	2006	2007
	(In millions)
Amount related to loan losses	¥8,102	¥8,862	¥13,324
Amount related to charge-offs by excess interest repayments	1,932	2,141	5,213

Total allowance for loan losses	¥10,034	¥11,003	¥18,537

     Our allowance for loan losses increased significantly from March 31, 2006 to 2007, because we increased allowance for loans charged-off by excess interest repayments as described above, reflecting the recent adverse changes in the business environment for moneylending companies in Japan. In addition, recent growth in our total loans outstanding reflecting the growth of secured loans to property companies, as well as an increase in our specific allowance for loan losses provided for delinquent loans centering on SME loans, contributed to the rise in our allowance for loan losses from March 31, 2006 to 2007.
     Upon closing each reporting period, we charge-off our loans in the following manner:
•	Secured Loans. We generally charge-off or provide an allowance for loan losses on secured loans in default at the end of the semi-annual period in which the default occurs after considering the availability and value of collateral.

•	Unsecured Loans on Deeds. We generally charge-off or provide an allowance for loan losses on Business Assist and Smart Assist loans in default at the end of the semi-annual period in which the default occurs for which we believe the likelihood of any future collection from the borrower as well as the guarantor is minimal. We charge-off guaranteed loans to customers who have declared bankruptcy at the end of the semi-annual period in which we become aware of the bankruptcy filing.

•	Revolving Loans. We generally charge-off Business Timely and First Plan loans for which interest payments have been delinquent for 67 days. We charge-off revolving loans to customers who have declared bankruptcy immediately after we become aware of the bankruptcy filing. Because of our rapid charge-off, we do not place these loans that have become delinquent loans (which we define as loans on which interest payments are delinquent) on non-accrual status before they are charged-off.

     Reserve for Losses on Excess Interest Repayments
     In order to respond to the adverse changes in the business environment for moneylending companies in Japan as described above, we established a reserve for losses on excess interest repayments to provide for cash refunds in respect of excess interest beginning from the year ended March 31, 2006, taking into account past experience and current repayment conditions, in order to cover estimated future repayments of excess interest derived from current loans receivable and loans previously paid-off or charged-off. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.) Based on our quarterly review of the adequacy of our reserve for losses on excess interest repayments, taking into consideration the historical loss experience of excess interest repayments in cash and current conditions with respect to cash refunds, we then supplement the remaining balance through provision for losses on excess interest repayments. The following table provides information on our reserve for losses on excess interest repayments along with amounts of provision for cash refunds of excess interest and actual cash refunds, with respect to our integrated financial services segment for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Balance at beginning of year	¥—	¥—	¥590
Provision for cash refunds of excess interest	190	977	6,136
Excess interest repayments in cash	(190)	(387)	(1,774)

Balance at end of year	¥—	¥590	¥4,952

     Charge-off Ratios and Allowance Ratios
     The following table provides information on our loans outstanding, allowance for loan losses, the ratio of allowance for loan losses to total loans outstanding, as well as average balance of loans outstanding, loans charged-off and the ratio of loans charged-off to the average balance of loans outstanding:

	Year Ended/As of March 31,
	2005	2006	2007
	(In millions except percentages)
Secured loans
Loans outstanding	¥18,812	¥91,610	¥139,691
Allowance for loan losses (1)	761	558	624
Ratio of allowance for loan losses to loans outstanding	4.0%	0.6%	0.4%
Average balance of loans outstanding	9,976	39,496	115,779
Loans charged-off	22	22	20
Ratio of loans charged-off to average balance of loans outstanding	0.2%	0.1%	—%
SME loans
Loans outstanding	¥79,823	¥90,729	¥81,688
Allowance for loan losses (1)	5,837	7,405	13,250
Ratio of allowance for loan losses to loans outstanding	7.3%	8.2%	16.2%
Average balance of loans outstanding	76,651	86,976	88,159
Loans charged-off	4,808	5,302	6,954
Ratio of loans charged-off to average balance of loans outstanding	6.3%	6.1%	7.9%
Consumer loans
Loans outstanding	¥50,431	¥44,158	¥34,959
Allowance for loan losses (1)	3,205	2,585	3,750
Ratio of allowance for loan losses to loans outstanding	6.4%	5.9%	10.7%
Average balance of loans outstanding	58,018	47,250	39,621
Loans charged-off	3,594	2,687	2,872
Ratio of loans charged-off to average balance of loans outstanding	6.2%	5.7%	7.2%
Other loans
Loans outstanding	¥6,296	¥10,681	¥14,605
Allowance for loan losses (1)	231	455	913
Ratio of allowance for loan losses to loans outstanding	3.7%	4.3%	6.3%
Average balance of loans outstanding	4,166	10,243	12,236
Loans charged-off	83	108	29
Ratio of loans charged-off to average balance of loans outstanding	2.0%	1.1%	0.2%
Total
Loans outstanding	¥155,362	¥237,178	¥270,943
Allowance for loan losses (1)	10,034	11,003	18,537
Ratio of allowance for loan losses to loans outstanding	6.5%	4.6%	6.8%
Average balance of loans outstanding	148,811	183,965	255,795
Loans charged-off	8,507	8,119	9,875
Ratio of loans charged-off to average balance of loans outstanding	5.7%	4.4%	3.9%

(1)  The amount includes the allowance provided for loan principal charged-off by excess interest repayments.

     Charge-off Ratios. Our traditional loans, such as SME loans and consumer loans, have higher charge-off ratios among our loan categories. In SME loans and consumer loans, our Business Timely loans and First Plan loans have higher charge-off ratios than our Business Assist loans and Smart Assist loans, because Business Timely loans and First Plan loans do not require guarantors and have less rigorous screening requirements than Business Assist loans and Smart Assist loans. We attempted to restructure our loan portfolio by shifting our target customers and promoting efficiency through a review of credit screening standards and our branch network, in order to accumulate high-quality loans receivable. Despite these efforts, charge-off ratios of SME loans and consumer loans increased from 6.1% and 5.7% for the year ended March 31, 2006 to 7.9% and 7.2% for the year ended March 31, 2007, respectively. This is attributable to an increase in loans charged-off in connection with the significant increase in excess interest repayments. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.) However, following the decrease in charge-off ratios from 5.7% for the year ended March 31, 2005 to 4.4% for the year ended March 31, 2006, our overall charge-off ratio decreased to 3.9% as of March 31, 2007, due to steady growth in our secured loans, which have a lower charge-off ratio, in line with our strategic shift in recent years toward real estate financing.
     Allowance Ratios. The overall ratio of allowance for loan losses to total loans outstanding decreased from 6.5% as of March 31, 2005 to 4.6% as of March 31, 2006, resulting from the expansion of secured loans centering on real estate financing, despite an increase in the ratio of allowance for loan losses to loans outstanding of our SME loans, reflecting uncertainty in Japan’s economic environment which negatively affected the repayment ability of many of our long-standing customers. Regarding secured loans, the ratio of allowance for loan losses to loans outstanding declined considerably from 4.0% as of March 31, 2005 to 0.6% as of March 31, 2006, and decreased to 0.4% as of March 31, 2007. This decline reflected a significant increase in real estate financing, including non-recourse loans, to property companies through our Real Estate Finance Group. We started offering these loans beginning in February 2004, and we have not experienced significant charge-offs on these loans. Therefore we maintained the allowance at a very low level, which we believe is adequate to provide for the estimated charge-offs from these loans. This factor contributed to a decline of approximately 9.1 points in the ratio of secured loans with specific allowance provided to secured loans outstanding from 9.4% as of March 31, 2005 to 0.3% as of March 31, 2006, and remained low at 0.6% as of March 31, 2007. This represented an increase of high quality secured loans receivable in our loan portfolio. Despite these efforts, our overall ratio of allowance for loan losses to total loans outstanding increased to 6.8% as of March 31, 2007, due to a significant increase in our allowance for loan losses for our SME loans and consumer loans in order to provide for loans charged-off by excess interest repayments, taking into consideration the recent adverse changes in the business environment for moneylending companies in Japan, and the significance of excess interest repayments. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.)

     Delinquent Loans and Non-accrual Loans
     Delinquent Loans. Delinquent loans still accruing interest are loans with respect to which interest payments are delinquent, but which have not been put on non-accrual status or charged-off.
     Non-accrual Loans. Non-accrual loans are loans that no longer accrue interest, as collection of the entire principal is deemed unlikely. We place loans on non-accrual status when they are either partially or fully reserved for or are charged-off due to our assessment that full or partial collection is unlikely.
     Our non-accrual loans comprise restructured loans and loans with a specific allowance provided, as follows:
•	Restructured Loans. Restructured loans are comprised of loans with respect to which terms have been revised such as waiver, postponement or partial forgiveness of interest or principal payments for the benefit of the borrower in order to secure some return on the loan. Impaired loans are included in restructured loans and represent loans we have specifically identified as partially or wholly uncollectible due to the bankruptcy of the borrower, lack of collateral or other various reasons. We reserve for the amounts of impaired loans and related accrued interest deemed uncollectible in our allowance for loan losses. The decrease in impaired loans between March 31, 2005 and 2006 reflected the decrease in impaired consumer loans as we strategically have shifted toward promotion of financial services to SMEs and their owners. However, the amount of impaired loans increased between March 31, 2006 and 2007 due to an increase of loans partially charged-off by excess interest repayments. (See “Critical Accounting Policies — Reserve and Provision for Losses on Excess Interest Repayments” below.) In addition, the amount of restructured secured loans increased significantly due to an increase in the average balance of secured loans per account, despite the fact that the ratio of the number of restructured secured loan accounts to the number of entire secured loan accounts decreased from 4.9% as of March 31, 2006 to 3.6% as of March 31, 2007.

•	Loans with Specific Allowances Provided. Loans with specific allowances provided are delinquent loans for which we increase allowances beyond the general allowance. We provide specific allowances only for secured loans, guaranteed SME and consumer loans, and other loans.
     The following table provides information on our delinquent loans still accruing interest and our non-accrual loans, which comprise restructured loans, including impaired loans, and loans with specific allowances provided:

	As of March 31,
	2005	2006	2007
	(In millions)
Secured loans
Delinquent loans still accruing interest	¥186	¥77	¥870
Non-accrual loans (1)	1,836	963	5,903
Restructured loans	71	665	5,108
Impaired loans included in restructured loans	—	—	—
Loans with specific allowance provided	1,765	298	795
SME loans
Delinquent loans still accruing interest	¥1,070	¥1,537	¥2,606
Non-accrual loans (1)	9,631	11,496	15,583
Restructured loans	6,938	7,696	8,528
Impaired loans included in restructured loans	1,546	1,438	1,788
Loans with specific allowance provided	2,693	3,800	7,055
Consumer loans
Delinquent loans still accruing interest	¥594	¥817	¥997
Non-accrual loans (1)	8,762	7,486	7,211
Restructured loans	6,866	6,037	5,138
Impaired loans included in restructured loans	1,776	1,432	1,340
Loans with specific allowance provided	1,896	1,449	2,073
Other loans
Delinquent loans still accruing interest	¥—	¥10	¥21
Non-accrual loans (1)	29	68	107
Restructured loans	—	12	12
Impaired loans included in restructured loans	—	—	3
Loans with specific allowance provided	29	56	95
Total
Delinquent loans still accruing interest	¥1,850	¥2,441	¥4,494
Non-accrual loans (1)	20,258	20,013	28,804
Restructured loans	13,875	14,410	18,786
Impaired loans included in restructured loans	3,322	2,870	3,131
Loans with specific allowance provided	6,383	5,603	10,018

(1)	The amounts of non-accrual loans represent the balance of non-accrual loans outstanding before netting of allowances for loan losses.

  Servicing Business
     We record purchased loans at cost. We then establish an allowance for estimated loan losses, and employ one of two methods to determine if further allowances are appropriate. Under the cost recovery method, if we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established, and the loan is charged-off once we deem the loan uncollectible. Under the level yield method, which is used for those purchased loans for which we can reasonably estimate the expected timing and amount of cash flows, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion.
     The following table provides information on our allowance for loan losses along with amounts provided for loan losses and charge-offs with respect to our servicing business segment:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Balance at beginning of year	¥717	¥1,282	¥1,792
Provision for loan losses	817	1,186	1,696
Charge-offs	(252)	(676)	(833)

Balance at end of year	¥1,282	¥1,792	¥2,655

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
     On an ongoing basis, we evaluate our critical accounting policies, including those related to interest income from loans receivable, losses on excess interest repayments, loans receivable and allowance for loan losses, loan origination costs, and purchased loans receivable and revenue recognition.
  Interest Income from Loans Receivable
     We recognize interest income from our loans, except for certain amounts exceeding a statutory interest rate, on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates applied to moneylending companies are set by the Moneylending Business Law at two general levels: an absolute maximum rate subject to the Contributions Law (the “legal limit”) and a lower interest rate subject to the Interest Rate Restriction Law based on the principal amount of the loan (the “restricted rate”).
     Our contractual loan interest rates of certain loan products do not exceed the legal limit but may exceed the restricted rate. However, we do not accrue unpaid interest in excess of the restricted rate, even though an interest payment by a borrower in excess of the restricted rate may be deemed to be valid. The borrower may make a claim for repayment of excess interest paid to us. We continue to recognize interest income on excess interest as received, because we believe we are able to estimate amounts potentially refunded on excess interest previously collected. (See “Reserve and Provision for Losses on Excess Interest Repayments” below.)
     Based on our recognition of the risk involved in charging interest rates above the restricted rate, even if under the legal limit, we recognize accrued interest income on our loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected. Accrual of interest income is ceased when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

  Reserve and Provision for Losses on Excess Interest Repayments
     The Interest Rate Restriction Law provides that the portion of interest on a loan with an interest rate exceeding the restricted rate under the Interest Rate Restriction Law (“excess interest”) is invalid but that a borrower cannot demand repayment of excess interest as long as it is paid voluntarily. The Moneylending Business Law provides that a payment by a borrower or guarantor of excess interest to a registered moneylender is valid within the legal limit of the maximum interest rate under the Contributions Law, so long as the excess interest is paid voluntarily and certain documentation requirements are satisfied (“deemed valid payments”), despite the provisions of the Interest Rate Restriction Law.
     However, the Supreme Court of Japan has recently decided several cases that have negatively affected the application by moneylenders of deemed valid payments of excess interest and have resulted in increased claims for repayments of excess interest. In particular, in January 2006, the court ruled that the voluntary payment requirement for deemed valid payments under the Moneylending Business Law should be interpreted strictly, that an “acceleration clause” in a loan agreement is invalid with respect to a delay in the payment of excess interest and that, unless there is some particular situation such that the borrower is not misled into believing that such a clause is valid, the voluntary nature of excess interest payments, which is the requirement for deemed valid payments, will not be recognized.
     Following these court decisions, the prospects for resolutions of disputes over claims for repayments of excess interest have been altered in favor of borrowers, and borrowers’ claims for repayments of excess interest have substantially increased for the year ended March 31, 2007. Consequently, we increased our reserve for losses on excess interest repayments and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments. The statute of limitations on claims for repayments of excess interest is 10 years from the date of the relevant excess interest payment by the borrower.
     Determining the amount of reserve for losses on excess interest repayments and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments is a significant estimate and subject to substantial judgment by us. We set the reserve and allowance related to excess interest repayments based on management’s best estimation taking into account past experience and current conditions for refunding of excess interest. However, taking into consideration the current business environment, we modified our allowance to cover all estimated future repayments of excess interest derived from current loans receivable and loans previously paid-off or charged-off. This reserve methodology is consistent with the “Audit Treatment of Reserve for Losses on Excess Interest Repayment Claims in Consumer Finance Companies” issued by the Japanese Institute of Certified Public Accountants on October 13, 2006. In particular, we analyze the trends in claims for repayments of excess interest, typical life of lending by loan product, timing of claims on loans previously paid-off or charged-off and other factors.
     We have not historically tracked amounts of interest income specifically related to excess interest. Interest income on excess interest approximated 30% of total interest income in the past several years including approximately ¥11,776 million and ¥9,858 million ($83,507 thousand), respectively, for the years ended March 31, 2006 and 2007. While claims for repayments of excess interest are substantially less than the amount of excess interest collected, our total gross exposure may theoretically be up to the amount of excess interest received by us over the past 10 years. While we may not be obligated to refund historical collection of excess interest, we refund excess interest for business purposes. We continue to recognize revenue as collected, because we believe we are reasonably able to estimate repayments of excess interest.
     When excess interest is refunded to borrowers, the excess amount is first applied to the outstanding loan principal balance and charged-off from the principal. We have the legal right to offset such excess amount against the outstanding loan principal. If the excess amount is greater than the outstanding balance of loan principal or there is no loan principal, which is the case for loans previously paid-off or charged-off, then we refund the deficit amount to the borrower in cash. In our balance sheet, of the amount refunded upon demands for repayments of excess interest, (i) the portion applied to the outstanding loan principal is offset by allowance for loan losses and (ii) the portion refunded in cash is offset by the reserve for losses on excess interest repayments. In addition, provision for the portion applied to the outstanding loan principal balance upon demands for repayment of excess interest and provision for the portion refunded in cash are recorded as “provision for losses on excess interest repayments” in the accompanying consolidated statements of operations. The reserve for losses on excess interest repayments is included in “Other liabilities” in the accompanying consolidated balance sheet. This amount was ¥590 million as of March 31, 2006 and ¥4,952 million as of March 31, 2007. The portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments was ¥2,141 million as of March 31, 2006 and ¥5,213 million as of March 31, 2007.
     We previously deducted the excess interest repayment-related costs, which comprised excess interest repayments in cash and provision for the portion refunded in cash, directly from interest income. However, taking into consideration the significant increase in excess interest repayments in cash, we decided to disclose the excess interest repayment-related costs plus provision for the portion applied to the outstanding loan principal charged-off by excess interest repayments, which was previously included in “provision for loan losses,” as a separate item in the consolidated statements of operations as “provision for losses on excess interest repayments.”
     Following the abovementioned Supreme Court’s decisions, amendments to the Moneylending Business Law, the Contributions Law and the Interest Rate Restriction Law were promulgated on December 20, 2006 and are scheduled to become effective gradually over the next three years. When in force, these amendments will (i) abolish the concept of deemed valid payments under the Moneylending Business Law in approximately three years after the promulgation; (ii) reduce the legal limit on the maximum interest rate under the Contributions Law from 29.2% per year to 20% per year in approximately three years after the promulgation; and (iii) introduce further documentation requirements within one year after the promulgation, among other things.
     Because of the above, effective June 2006, we removed the acceleration clause with respect to a delay in the payment of excess interest in all lending contracts. Further, we reduced interest rates charged to borrowers to the restricted rate under the Interest Rate Restriction Law for most moneylending products for new contracts made on and after October 1, 2006. Accordingly, we expect the risk of borrowers’ requesting refunds for excess interest to decrease in respect of loans originated on and after October 1, 2006.

   Loans Receivable and Allowance for Loan Losses
     We report loans receivable at the principal amount including deferred origination costs, net of an allowance for loan losses, which includes an allowance provided for loan principal charged-off by excess interest repayments. The allowance for loan losses requires substantial judgment by management and is a significant estimate. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in our loan portfolios. Increases in the allowance are made by charges to the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, we consider various factors, including current economic conditions, such as unemployment rates, corporate insolvencies and personal bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.
     Our policy is to generally charge-off loan balances and cease accrual of interest as follows, in accordance with reasonably estimated collectability and delinquency period based on the past experience for each product of loans receivable:
•	Secured Loans. Loan balances are charged-off when we believe the likelihood of any future collection is minimal. We consider the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

•	Unsecured Loans on Deeds. Loan balances are charged-off when we believe the likelihood of any future collection from the borrower as well as the guarantor is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. Interest accrual is terminated at the earlier of the date when contractual interest payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

•	Revolving Loans. Loan balances are charged-off and interest accrual is terminated when a loan’s contractual interest payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.
     Other than above, in the case that loans are restructured, we charge-off the amount of the recorded loan balance less the restructured loan balance.
   Loan Origination Costs
     We capitalize direct origination costs and defer fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averaged approximately 48 months as of March 31, 2007.

   Purchased Loans Receivable and Revenue Recognition
     In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. We adopted SOP 03-3 beginning April 1, 2005.
     Cost Recovery Method
     Purchased loans represent loans purchased from third-party originators and are reported at purchased cost less an allowance for loan losses. We establish an allowance for estimated loan losses on reduced credit quality subsequent to our acquisition. Due to the non-performing status of loans that we typically purchase in our servicing business and the lack of history with the borrowers, subsequent to our acquisition, we initially recognize revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If we determine that we cannot recover our cost, an allowance for the expected uncollectible portion is established. This determination is made based on numerous factors including the length of non-payment, extent of deviation from the agreed upon payment plan, accessibility of the borrower and bankruptcy or death of the borrower. The loan is written off once we deem the loan uncollectible. The amount of the book value of the loans accounted for under this method was ¥23,228 million, or 96.2% of our net purchased loans receivable as of March 31, 2006, and ¥27,626 million, or 95.6% of our net purchased loans receivable as of March 31, 2007.
     Level Yield Method
     For those purchased loans for which we can reasonably estimate the expected timing and amount of cash flows, we use those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. Our determination to use the level yield method, rather than the cost recovery method, to account for a purchased loan depends on our judgment regarding the borrower’s ability to meet the restructured payments following our negotiation with the borrower. We will adjust the future yield rate for expected changes in interest rates or collections. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. The amount of the book value of the loans accounted for under the level yield method was ¥927 million, or 3.8% of our net purchased loans receivable as of March 31, 2006, and ¥1,284 million, or 4.4% of our net purchased loans receivable as of March 31, 2007.
   Accounting Developments
     In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN No. 48 has become effective for us from the fiscal year beginning April 1, 2007. We are currently evaluating the impact of adoption of FIN No. 48 in our financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 will be effective for us from the fiscal year beginning April 1, 2008. We are currently assessing the potential effect of SFAS No. 157 on our financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. We are currently evaluating whether to elect the option provided for in this statement. If elected, SFAS No. 159 would be effective for us from the fiscal year beginning April 1, 2008.

B. Liquidity and Capital Resources.
Cash Flows
     We had cash and cash equivalents (“Cash”) totaling ¥28,344 million as of March 31, 2007, an increase of ¥5,484 million, or 24.0% from ¥22,860 million as of March 31, 2006. We had Cash totaling ¥22,860 million as of March 31, 2006, a decrease of ¥2,849 million, or 11.1%, from ¥25,709 million as of March 31, 2005.
     The following table shows information about our cash flows during the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Net cash provided by operating activities	¥14,686	¥24,270	¥23,676
Net cash used in investing activities	(12,546)	(135,976)	(99,843)
Net cash provided by financing activities	3,335	108,675	81,438
Effect of exchange rate changes on cash	(9)	182	213
Net increase (decrease) in cash	5,466	(2,849)	5,484
  Cash Flows Activities during the Year Ended March 31, 2007
     Operating Activities
     Net Cash provided by operating activities for the year ended March 31, 2007 was ¥23,676 million, a decrease of ¥594 million, or 2.4%, compared to ¥24,270 million for the previous fiscal year. This change was primarily attributable to a decrease of ¥7,682 million in net changes in accrued income taxes and expenses to ¥2,161 million due to a decline in our taxable income, and a decrease of ¥2,720 million in our deferred income tax benefits to ¥4,180 million due to an increase in deferred income taxes generated from allowance for loan losses and reserve for losses on interest repayments. These contributing factors were partially offset by an increase of ¥4,930 million in our provision for loan losses to ¥10,853 million, and an increase of ¥9,333 million in our provision for losses on excess interest repayments to ¥12,664 million for the year ended March 31, 2007, reflecting recent adverse changes in the business environment for moneylending companies in Japan. In addition, stock compensation costs of ¥383 million, and an increase of ¥4,876 million compared to net gains on sales of investment securities of ¥3,708 million for the previous fiscal year to net losses of ¥1,168 million also offset the decrease in Cash inflows for the year ended March 31, 2007.
     As discussed earlier, due to several decisions by the Supreme Court of Japan concerning “gray-zone” interest and subsequent changes in our business environment in Japan, we experienced a significant increase in claims for refund of excess interest paid by borrowers. This excess interest may need to be refunded to the borrower should the borrower claim refund of excess interest amount previously paid to us. Borrowers may claim the repayment of excess interest for up to 10 years from the date of the relevant excess interest payment. During the years ended March 31, 2006 and 2007, we charged-off our loan principal and/or refunded in cash for repayments of excess interest totaling ¥2,532 million and ¥5,230 million, respectively. We expect this amount to substantially increase and in order to respond this situation, we substantially increased our allowance and reserve related to excess interest repayments for the year ended March 31, 2007. As of March 31, 2007, the total amount of allowance and reserve related to excess interest repayments was ¥10,165 million. Because we ceased to charge interest in excess of the restricted rate on most of our loan products, we expect the demand for repayments of excess interest to diminish over time.
     Investing Activities
     Net Cash used in investing activities for the year ended March 31, 2007 was ¥99,843 million, a decrease of ¥36,133 million, or 26.6%, compared to ¥135,976 million for the previous fiscal year. This change was primarily attributable to a decrease of ¥41,766 million in origination of loans receivable, net of collection, to ¥40,581 million reflecting the growth in our secured loans centering on real estate financing to property companies which generally carry a short-term lending period, and a decrease of ¥5,405 million in acquisition of purchased loans receivable, net of collection, to ¥6,707 million reflecting our favorable collecting activities, in addition to a decrease of ¥12,203 million in net purchases of investment securities to ¥1,884 million reflecting a decrease in the number of companies we invested in during the year ended March 31, 2007 compared to the previous fiscal year. These contributing factors were partially offset by an increase of ¥22,494 million in net acquisition of real estate for sale to ¥41,798 million reflecting expansion of our real estate business and an increase of ¥3,686 million in investment in affiliates to ¥3,732 million mainly due to an acquisition of new shares of Araigumi through subscription to a third-party allotment in December 2006.
     Financing Activities
     Net Cash provided by financing activities for the year ended March 31, 2007 was ¥81,438 million, a decrease of ¥27,237 million, or 25.1%, compared to ¥108,675 million for the previous fiscal year. This change was primarily attributable to a decrease of ¥22,988 million in our net proceeds from short-term borrowings to ¥23,840 million mainly due to an increase in our repayments of short-term borrowings in relation to an increase in our total short-term borrowings for our lending activities centering on real estate financing. This decrease in net Cash provided by financing activities was partially offset by proceeds from issuance of new shares of ¥8,000 million through a third-party allotment to Sumitomo Mitsui Banking Corporation in June 2006.

   Cash Flows Activities during the Year Ended March 31, 2006
     Operating Activities
     Net cash provided by operating activities for the year ended March 31, 2006 was ¥24,270 million, an increase of ¥9,584 million, or 65.3%, compared to ¥14,686 million for the previous fiscal year. Cash inflows were primarily attributable to an increase of ¥1,193 million, or 16.4%, in our net income to ¥8,455 million for the year ended March 31, 2006, ¥5,923 million in provision for loan losses ¥3,331 million in provision for losses on excess interest repayments and ¥5,521 million in net increase of accrued income taxes and expenses. These factors, resulting in the increase in net cash provided by operating activities, were partially offset by ¥3,708 million in net gains on sales of investment securities, as well as ¥1,460 million in deferred income tax benefits.
     Investing Activities
     Net cash used in investing activities for the year ended March 31, 2006 was ¥135,976 million, an increase of ¥123,430 million, or 983.8%, compared to ¥12,546 million for the previous fiscal year. Cash outflows were primarily attributable to ¥82,347 million used in net origination of loans receivable reflecting the growth in our secured loans centering on real estate financing to property companies, ¥12,112 million used in net acquisition of purchased loans receivable reflecting the active operations in our servicing business, ¥14,087 million used in net purchases of investment securities reflecting increases of investments in venture business in hopes of producing synergies with our existing businesses, ¥19,304 million used in net acquisition of real estate for sale reflecting expansion of real estate-related businesses mainly operated by NIS Property, and ¥6,365 million used in net purchases of property and equipment reflecting acquisitions of real estate by VIEs consolidated by us in accordance with FIN No. 46(R).
     Financing Activities
     Net cash provided by financing activities was ¥108,675 million for the year ended March 31, 2006, an increase of ¥105,340 million, or 3,158.6%, compared to ¥3,335 million for the previous fiscal year. Cash inflows were primarily attributable to ¥65,493 million provided by net proceeds from long-term borrowings and ¥46,828 million provided by net proceeds from short-term borrowings reflecting the increased capital requirements for our loan business, centering on real estate financing, as well as ¥2,207 million provided by net proceeds from sale of treasury stock reflecting exercises of stock acquisition rights by our Directors and employees. Inflow factors were partially offset by ¥2,571 million in net increase of deposit of restricted cash mainly pledged as collateral for borrowings from banks by Nissin Servicer and Nissin Leasing (China), and ¥2,670 million used for dividend payments to our shareholders and minority shareholders of a subsidiary.

Capital Requirements
     In our business operations, our principal capital and liquidity needs are for funding loans to customers, purchases of distressed loans from banks and other financial institutions, acquisition of real properties, payment of principal and interest on outstanding borrowings, general and administrative expenses, capital expenditures for growth of our businesses, strategic investments and payment of cash dividends and stock repurchases.
   Funding Our Core Businesses
     We require capital to provide new loans, to purchase distressed loans from banks and other financial institutions, and to acquire real properties.
     Loan Origination. Providing loans to customers is the primary business in our integrated financial services segment. Accordingly, our most critical capital requirement is loan origination. As of March 31, 2007, our total loans outstanding were in the amount of ¥270,943 million, an increase of ¥33,765 million, or 14.2%, as compared to ¥237,178 million as of the end of the previous fiscal year, reflecting the enhancement of secured loans, centering on real estate financing such as non-recourse loans to special purpose entities for real estate-related businesses, mainly through our Real Estate Group. We expect our loan portfolio to grow due to increasing demand for real estate financing and financing for SMEs and their owners. As a result, our capital requirements to fund loan origination may become more demanding.
     Distressed Loans. We purchase distressed loans for our servicing business from banks, domestic/foreign investment funds, non-bank financial companies and others. Due to increasingly severe competition in acquisition of distressed loans resulting from an increase in the number of companies entering the loan servicing market in recent years and the improved economic environment in Japan, we expect our capital requirements to purchase distressed loans for our servicing business segment to increase in the short to medium term. We purchased distressed loans in the aggregate amount of ¥19,779 million and ¥19,565 million for the years ended March 31, 2006 and 2007, respectively.
     Real Estate. Through NIS Property, we purchase, renovate and develop in Japan primarily commercial as well as residential real estate to operate for profit and for resale. We target real estate mainly in the greater Tokyo metropolitan area as well as other major metropolitan areas in Japan, such as the greater Osaka area. For the years ended March 31, 2006 and 2007, we purchased real estate for sale in our real estate business segment in the aggregate amount of ¥16,702 million and ¥34,834 million, respectively. In addition, we acquire real properties for sale, through Nissin Servicer, in connection with disposal by financial institutions of non-performing loans. We purchase real estate for sale in our servicing business segment in the aggregate amount of ¥8,069 million and ¥20,503 million for the years ended March 31, 2006 and 2007, respectively. Although our real estate-related businesses are highly dependent on the health of the Japanese economy and are susceptible to regulatory and legal changes, we expect our capital requirements for real estate in both the real estate and the servicing business to increase in the short to medium term, in light of the current brisk conditions in Japan’s real estate market.
  Payments of Interest and Principal on Borrowings
     We require capital for payments of interest and principal on our outstanding borrowings. For a further discussion, see “Capital Resources” below.

  Selling, General and Administrative Expenses
     We also require capital for selling, general and administrative expenses, including salaries and employee benefits, occupancy, furniture and equipment and other items. In recent years, we have made efforts to reduce our selling, general and administrative expenses as a percentage of our total revenue, and intend to continue these efforts. Due to these efforts, our selling, general and administrative expenses have generally continued to be flat as a percentage of our total revenue, although it has increased in aggregate amount. Our selling, general and administrative expenses were ¥15,250 million, or 44.2% of our total revenue, for the year ended March 31, 2005, ¥17,229 million, or 41.7%, for the year ended March 31, 2006, and ¥21,546 million, or 42.0%, for the year ended March 31, 2007, respectively.
  Capital Expenditures
     The following table provides our capital expenditures calculated on a cash basis:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Capital expenditures	¥1,754	¥6,368	¥5,270
     Our capital expenditures for the above stated periods were mainly used to acquire property and equipment in connection with the establishment and relocation of our loan and other offices and branches throughout Japan, relocation of our subsidiary’s head offices, as well as acquisition of intangible assets with the implementation and development of our new operating system. Recently, we used our capital expenditures in acquisition of property and equipment through VIEs which were consolidated by us in accordance with FIN No. 46(R) and acquisition of assets by NIS Lease in connection with operating leases. We have budgeted main capital expenditures in the amount of approximately ¥244 million for the year ending March 31, 2008 for installment of equipment to improve operational efficiency of the Group and for relocation and renovation of branches and loan offices in order to enhance sales and marketing operations.
  Strategic Investments
     We invest in enterprises that have the potential to complement our business strategically whose values we expect to appreciate:
•	Affiliates. Some of these enterprises are our affiliates. Our total initial investments in these affiliates amounted to ¥792 million as of March 31, 2006 and ¥2,787 million as of March 31, 2007. These affiliates had a book carrying value of ¥617 million as of March 31, 2006 and ¥2,826 million as of March 31, 2007.
•	Non-affiliates. These are investments in enterprises that we view as potential strategic alliance parties, rather than sources of potential capital gains. Our total initial investments in these enterprises amounted to ¥19,490 million as of March 31, 2006 and ¥21,677 million as of March 31, 2007. These enterprises had a book carrying value of ¥28,057 million as of March 31, 2006 and ¥20,542 million as of March 31, 2007.

  Dividends and Stock Repurchases
     Cash Dividends. Historically we have paid cash dividends twice per year. Our Board of Directors presently intends to continue to pay cash dividends on a semi-annual basis and to provide a stable level of dividends to our shareholders. Pursuant to the Corporate Law, the Board of Directors, instead of the Shareholders’ Meeting, has the right to distribute retained earnings on the stipulated record dates and/or other dates as the record date. Starting from the year ended March 31, 2005, in order to reflect our consolidated results as an indicator for our business performance, we changed our dividend policy to target a dividend payout ratio of 30% on a consolidated net income basis, taking into consideration economic and financial circumstances, industry trends, and our consolidated financial position and business performance. The declaration and payment of dividends also depends on other factors, including statutory and other restrictions on the payment of dividends. Our actual dividends may vary from this target, or we may pay no dividends, based on these or other factors. We paid cash dividends in an amount of ¥1,300 million, ¥2,571 million and ¥1,958 million for the years ended March 31, 2005, 2006 and 2007, respectively. For a further discussion of cash dividends, see “Dividend Policy — Cash Dividends” in Item 8.A of this annual report on Form 20-F.
     Stock Repurchases. We repurchased 1,404 shares for an aggregate price of ¥1 million, 1,875 shares for an aggregate price of ¥2 million, and 203 shares for an aggregate price of ¥0.3 million during the years ended March 31, 2005, 2006 and 2007, respectively. We sold 1,514,592 shares for an aggregate price of ¥909 million, 2,641,688 shares for an aggregate price of ¥2,209 million, and 587,864 shares for an aggregate price of ¥496 million during the years ended March 31, 2005, 2006 and 2007, respectively, as a result of exercises of stock acquisition rights. In addition, we repurchased 3,000,054 shares for an aggregate price of ¥2,394 million between April 1, 2007 and August 31, 2007, mainly due to our stock repurchase program approved by the Board of Directors on June 23, 2007. We also sold an additional 163,536 shares between April 1, 2007 and August 31, 2007 for an aggregate price of ¥75 million as a result of exercise of stock acquisition rights. For a further discussion of stock repurchases, see “Dividend Policy — Stock Repurchases” in Item 8.A of this annual report on Form 20-F.

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
     We derive the funding necessary to provide loans to our customers through borrowings from financial institutions, long-term debt issuances and interest income. We seek to enhance our ability to tap a diverse range of funding sources and to lower our funding costs. In support of this strategy, since the year ended March 31, 2000, when legal restrictions on debt issuances to fund our lending business were eliminated, we have increased our borrowings from capital markets through issuances of commercial paper and medium-term and long-term bonds, and we have reduced the proportion of our borrowings from banks, insurance companies and other financial institutions. Our current intention, subject to market conditions and other uncertainties, is to increase our proportion of direct financing to around 50%.
     We believe that our existing Cash and the amount of Cash that we anticipate will be generated from our business operations, together with our existing access to borrowings and capital markets, will be sufficient for us to continue to operate our business at current levels through the year ending March 31, 2008. We do not have current plans for any equity offerings for the Company and we do not currently expect to significantly increase our indebtedness through the year ending March 31, 2008. However, the disruptions to international credit markets triggered by the recent deterioration of the subprime-mortgage market in the United States have led to widespread difficulties in international financial and capital markets and constrained our ability to borrow or to securitize assets. As a result of this and the recent adverse conditions for moneylenders in Japan, we have recently experienced difficulty in accessing the total amount of funds that we desire for our business operations. If such conditions persist, we may need to borrow at higher interest rates or constrain our business activities.
  Borrowings
     Long-term Borrowings
     We require a significant amount of funds for payment of principal and interest on our borrowings, most of which are used for extending loans to our customers. Generally, our borrowings are denominated in yen. As of March 31, 2007, we had long-term borrowings, including asset backed securities, totaling ¥260,817 million.
     Of our total long-term borrowings at March 31, 2007, ¥219,077 million were from loans, principally from banks and other financial institutions, including asset backed securities. Generally, our long-term loans have a maturity of 1 to 5 years, and accrue interest on a fixed rate basis or on a variable rate basis. At March 31, 2007, the weighted-average contractual rate at period-end of our long-term loans from banks and other financial institutions was 2.0%. As is customary in Japan, bank loans are made under general agreements which provide that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.
     In addition, ¥41,740 million of our total long-term borrowings at March 31, 2007 were from the issuance of long-term bonds. We have a limited history of debt issuances, because consumer finance companies and small business lenders were barred in Japan from using direct financing to fund lending operations until May 1999. Long-term bonds outstanding as of March 31, 2006 and 2007 comprised the following:

	As of March 31,
	2006	2007
	(In millions)
1.90% unsecured bonds, due July 31, 2006	¥500	¥—
0.45% unsecured bonds, due September 27, 2006	500	—
0.64% unsecured bonds, due March 26, 2007	500	—
0.67% unsecured bonds, due September 27, 2007	500	500
1.18% unsecured bonds, due February 25, 2008	7,500	7,500
1.55% unsecured bonds, due September 19, 2008	150	90
1.17% unsecured bonds, due June 20, 2008	7,500	7,500
1.08% unsecured bonds, due September 16, 2008	10,000	10,000
1.21% unsecured bonds, due September 18, 2009	—	450
1.45% unsecured bonds, due March 27, 2009	1,000	700
2.73% unsecured bonds, due February 26, 2010	—	5,000
2.29% unsecured bonds, due March 23, 2009	—	10,000
1.70% unsecured convertible bonds, due September 29, 2006	822	—

Total bonds	¥28,972	¥41,740

     The aggregate future annual maturity of bonds, long-term loans from banks and other financial institutions as of March 31, 2007 are as follows:

Year Ending March 31,	(In millions)
2008	¥108,475
2009	80,552
2010	34,110
2011	36,777
2012 and thereafter	903

Total future payments for long-term borrowings	¥260,817

     Short-term Borrowings
     Our short-term borrowings are comprised of bank loans and commercial paper. Our short-term borrowings were ¥60,411 million as of March 31, 2006, of which ¥30,283 million were bank loans, ¥30,000 million were commercial paper and the remainder were rediscounted notes, and ¥84,258 million as of March 31, 2007, of which ¥57,037 million were bank loans, ¥27,100 million were commercial paper and the remainder were rediscounted notes.
     Information regarding interest rates of short-term borrowings as of March 31, 2006 and 2007 is as follows:

	As of March 31,
	2006	2007
Bank loans (under fixed or variable rate contracts)
Minimum interest rate	1.0%	1.1%
Maximum interest rate	5.0	2.5
Weighted-average contractual interest rates	1.4	2.0
Commercial paper
Minimum interest rate	0.3	1.3
Maximum interest rate	1.0	2.2
Weighted-average contractual interest rates	0.7	1.9
Rediscounted notes
Minimum interest rate	2.4	2.6
Maximum interest rate	2.4	2.9
Weighted-average contractual interest rates	2.4	2.7
     All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors. We pledge some of our loans receivable, cash and certain other assets as collateral for these loans.
     Commitment Facilities
     As of March 31, 2007, the total amount of prescribed limits of syndicated loans, overdraft facilities, and loan commitment limits available from banks was ¥16,200 million. Outstanding borrowings within the limits were ¥15,150 million and the unused balances totaled ¥1,050 million.

     Debt Service
     As of March 31, 2007, we had contractual commitments to repay ¥108,475 million in long-term borrowings through the year ending March 31, 2008. We expect to repay this amount through a combination of new or existing loan credits from banks, bond offerings and new cash from operations.
     Collateral for Borrowings
     As of March 31, 2007, we had pledged as collateral for short-term and long-term borrowings with banks and other financial institutions the following assets: ¥361 million in restricted cash, ¥50,717 million in loans receivable, ¥8,779 million in purchased real property, and ¥2,913 million in real estate for sale. The lender may obtain this collateral in the event of financial default, including missed or delinquent payments as provided for in the loan agreements.
     In addition, certain entities which are consolidated by us in accordance with FIN No. 46(R) obtained non-recourse loans from financial institutions. For these loans, ¥25,491 million in these entities’ assets were pledged as collateral as of March 31, 2007.
  Unfunded Credit Lines
     Under the terms and conditions of our credit line agreements, we may, but are not committed to, lend funds to our Business Timely loan, consumer loan and other loan customers. We review credit lines and our related funding needs based on account usage and customer creditworthiness. We had unfunded credit lines of ¥53,508 million as of March 31, 2007, of which ¥7,398 million were unfunded credit lines with loans outstanding and ¥46,110 million were unfunded credit lines without loans outstanding.
  Operating and Capital Leases
     We lease office space under operating lease agreements that generally allow us to cancel leases with six months advance notice. We have paid approximately ¥1,135 million under our office lease agreements for the year ended March 31, 2007. In addition, we lease certain equipment, software and vehicles under capital lease obligations. We have paid ¥641 million under our capital lease agreements for the year ended March 31, 2007. Consequently, total lease payments under these operating lease and capital lease agreements were ¥1,776 million for the year ended March 31, 2007.
C. Research and Development, Patents and Licenses, etc.
     We have not implemented any material research and development policy and have not conducted any material research and development activities during the period from April 1, 2004 through the date of this annual report on Form 20-F.
D. Trend Information.
     The information required by this item is provided in Item 5.B of this annual report on Form 20-F.

E. Off-balance Sheet Arrangements.
     Our off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on us are those pursuant to which we guarantee the borrowings of customers of third parties and bank loans borrowed by our equity method affiliates, as follows:
  Sanyo Club
     Pursuant to an agreement with Sanyo Club, in exchange for guaranteeing 40% of the outstanding balance of specified loans to its customers, we receive 40% of the interest received from the total amount of these borrowings and pay 40% of the related administrative expenses and other expenses incurred by Sanyo Club. We are required to pay out on our guarantees for 40% of the outstanding balance of specified loans for which contractual payments are overdue by 120 days or more as of the end of each month, and distressed loans due to legal processes. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral. We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheets.
  Shinsei Business Finance
     We guarantee loans to customers of Shinsei Business Finance and corresponding interest receivable, and receive guarantee fees. Shinsei Business Finance was our 25%-owned affiliate accounted for under the equity method until April 14, 2006. We receive guarantee fees from the following loan products that Shinsei Business Finance sells:
•	3S Loans. We guarantee 100% of loans and corresponding interest receivable from customers for 3S loans and receive a guarantee fee at the loan contract rate less 4%. We are required to pay out on our guarantees on loans for which contractual payments are overdue by 14 days or more as of the end of each month. 3S loans are unsecured loans that require one or more guarantees from third-party individuals with an income source separate from the customer, and are designed for SMEs.

•	Business Loans. We guarantee 10% of loans and corresponding interest receivable from customers for Business loans and receive 10% of the interest received from these loans. We are required to pay out on our guarantees on loans for which contractual payments are overdue by 90 days or more as of the end of each month. Business loans are unsecured loans designed for SMEs.
     We were also liable as a guarantor for bank loans borrowed by Shinsei Business Finance, and received guarantee fees. However, during the year ended March 31, 2006, we were released from our obligations as a guarantor for bank loans borrowed by Shinsei Business Finance.
     We maintain reserves for estimated guarantee losses in other liabilities on our balance sheet.
  Chuo Mitsui Finance
     We guarantee loans to customers of Chuo Mitsui Finance and corresponding interest receivable, and receive guarantee fees. Chuo Mitsui Finance was our 30%-owned affiliate accounted for under the equity method until February 22, 2007. We receive guarantee fees from the following loan products that Chuo Mitsui Finance sells:
•	Business Card loans. We guarantee 10% of loans and corresponding interest receivable from customers for Business Card loans and receive 10% of the interest received from these loans. We are required to pay out on our guarantees on loans for which contractual payments are overdue by 90 days or more. Business Card loans are unsecured loans designed for SMEs.
•	Real Estate Finance loans. We guarantee 10% of loans and corresponding interest receivable from customers for Real Estate Finance loans and receive 10% of the interest received from these loans. We are required to pay out on our guarantees on loans for which contractual payments are overdue by 30 days or more.
     We were also liable as a guarantor for bank loans borrowed by Chuo Mitsui Finance, and received guarantee fees. However, during the year ended March 31, 2007, we were released from our obligations as a guarantor for bank loans borrowed by Chuo Mitsui Finance.
     We maintain reserves for estimated guarantee losses in our other liabilities on our balance sheet.

  Other
     Our consolidated subsidiary NIS Lease guarantees accounts receivable of certain borrowers for a fee determined based on each borrower’s creditworthiness and contract duration. As of March 31, 2006 and 2007, the fee rate ranged from 0.38% to 21.60% and 0.15% to 4.00%, with weighted-average fee rates of 2.25% and 1.08%, respectively.
     We maintain reserves for estimated guarantee losses in other liabilities on our balance sheets.
     Upon payment of any guarantee, we record corresponding guaranteed loans receivable from the borrowers, which are offset by allowances for deemed uncollectible amounts. Receivables from payment of guarantees were ¥663 million and ¥1,166 million as of March 31, 2006 and 2007, respectively. Those were offset by allowances of ¥588 million and ¥923 million as of March 31, 2006 and 2007, respectively, and the resulting amounts were recorded in our other assets on our balance sheets.
     The following table shows information about our guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses as of March 31, 2006 and 2007:

	As of March 31,
	2006	2007
	(In millions)
Guaranteed borrowings	¥11,886	¥17,555
Guaranteed accounts receivable	964	908
Guarantees for borrowings of other companies:
Chuo Mitsui Finance Service Co., Ltd.	1,920	—
Reserve for guarantee losses	629	1,066
     The following table shows information about our guarantee fees received and related administrative and other expenses paid by us during the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Guarantee fees received from:
Guaranteed loans and accounts receivable	¥845	¥1,386	¥1,880
Guarantees for borrowings of other companies	34	20	45

Total guarantee fees received	879	1,406	1,925
Administrative expenses and other expenses paid	(562)	(898)	(1,337)

Guarantee fees received, net	¥317	¥508	¥588

     As a result of our guarantee commitments, we paid ¥270 million for the year ended March 31, 2005, ¥607 million for the year ended March 31, 2006 and ¥1,299 million for the year ended March 31, 2007.

F. Tabular Disclosure of Contractual Obligations.
     The following table shows our contractual payment obligations under our agreements as of March 31, 2007:

	Payments Due by Period
		April 1, 2007	April 1, 2008	April 1, 2010
		to March 31,	to March 31,	to March 31,	After
Contractual obligations	Total	2008	2010	2012	April 1, 2012
	(In millions)
Long-term borrowings (1)	¥260,817	¥108,475	¥114,662	¥37,680	¥—
Capital (finance) lease obligations	882	468	354	60	—
Operating lease obligations	1,361	961	400	—	—
Purchase commitments (2)	—	—	—	—	—

Total	¥263,060	¥109,904	¥115,416	¥37,740	¥—

(1)	Includes only principal payment obligations.

(2)	These are obligations pursuant to agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms.
G. Safe Harbor.
1.	The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E and F of this annual report on Form 20-F, provided that the disclosure is made by: an issuer; a person acting on behalf of the issuer; an outside reviewer retained by the issuer making a statement on behalf of the issuer; or an underwriter, with respect to information provided by the issuer or information derived from information provided by the issuer.

2.	For purposes of Item 5.G.1 of this Item only, all information required by Item 5.E of this Item is deemed to be a “forward-looking statement” as that term is defined in the statutory safe harbors, except for historical facts.

3.	With respect to Item 5.E of this annual report on Form 20-F, the meaningful cautionary statements element of the statutory safe harbors will be satisfied if a company satisfies all requirements of that same Item 5.E of this annual report on Form 20-F.

Item 6. Directors, Senior Management and Employees
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
     Except as described below with respect to Kunihiko Sakioka, Hideo Sakioka and Akio Sakioka, none of our Directors are related to one another.
     The following table provides detailed information about our Directors and Statutory Auditors.

Name	Position
(Date of Birth)	(Executive Officer Position)	Business Career
Kunihiko Sakioka (1) (2)	Chairman, Representative Director of the Board and Co-CEO	April 1986	Joined the Company
(January 10, 1962)		September 1988	Manager of Hiroshima Branch Office
		March 1989	Director of the Board
		December 1989	Director of the Board and General Manager of Finance Department
		February 1991	Executive Director of the Board, Advice to Finance and System Information
		December 1992	Senior Executive Director of the Board and Head of Sales & Marketing Control
		October 1996	Representative Senior Executive Director of the Board and Head of Tokyo Branch, Advice to Sales Department
		April 1998	Representative Senior Executive Director of the Board and Head of Sales & Marketing Control
		June 2000	President, Representative Director of the Board and Head of Sales & Marketing Control
		March 2004	Representative Director of the Board of Shuho, Ltd. (current position)
		July 2005	President, Representative Director of the Board and Executive Officer
		June 2006	Chairman, Representative Director of the Board and Co-CEO (current position)

Shinsuke Amiya (2) (October 3, 1957)	President, Representative Director of the Board and Co-CEO	June 1994	Joined Merrill Lynch Securities Inc. (currently Merrill Lynch Japan Securities Co., Ltd.)
		June 2003	Director and Head of Investment Banking Group
		March 2005	Vice-Chairman and Head of Investment Banking Group
		May 2006	Joined the Company
Special Advisor
		June 2006	President, Representative Director of the Board and Co-CEO (current position)

Name	Position
(Date of Birth)	(Executive Officer Position)		Business Career
Hideo Sakioka (1) (4)	Director of the Board and Advisor	August 1953	Started moneylending business
(May 14, 1928)		May 1960	Founded Nissin Shoji Co., Ltd. (currently NIS Group Co., Ltd.) President and Representative Director of the Board
		January 1980	Founded Nissin Building Co., Ltd. President and Representative Director of the Board
		March 1989	Representative Director of the Board of Shuho, Ltd.
		June 2000	Chairman and Representative Director of the Board
		May 2001	President and Representative Director of the Board of Nissin Building Co., Ltd. (current position)
		January 2004	Director of the Board of Nissin Servicer Co., Ltd. (current position)
		June 2006	Director of the Board and Advisor (current position)

Toshioki Otani (2)	Senior Executive Director of the Board and Executive Officer (Head of Investment Banking, Sales & Marketing, and Investment Banking Group Manager)	April 1994	Joined the Company
(December 22, 1970)		September 1995	Manager of Kumamoto Branch Office
		July 2000	General Manager of Finance Department
		January 2001	General Manager of Finance Department and Strategic Business Development Department
		April 2002	General Manager of Eastern Japan Sales & Marketing Control Department
		June 2002	Director of the Board
		April 2003	Director of the Board and General Manager of Strategic Business Development Department
		November 2003	President and Representative Director of the Board of NIS Lease Co., Ltd. (current position)
		July 2004	Director of the Board, Deputy Head of Sales & Marketing Control and General Manager of Strategic Business Development Department
		July 2005	Executive Director of the Board, Executive Officer, Head of Sales & Marketing Control and General Manger of Sales Department
		November 2005	Concurrently Head of Osaka Branch
		June 2006	Executive Director of the Board, Executive Officer and Head of Sales & Marketing
		June 2007	Senior Executive Director of the Board, Executive Officer, Head of Investment Banking, Sales & Marketing and Investment Banking Group Manager (current position)

Akihiro Nojiri	Senior Executive Director of the Board and Executive Officer (Head of Strategy & Operations Control)	April 1991	Joined Ministry of Finance
(November 15, 1968)		August 2003	Joined the Company
General Manager, Assistant to President
		June 2004	Director of the Board
		July 2004	Director of the Board and General Manager of Finance Department
		July 2005	Executive Director of the Board, Executive Officer, Head of Operations Control, and General Manager of Finance Department
		February 2006	Executive Director of the Board, Executive Officer and Head of Operations Control
		June 2007	Senior Executive Director of the Board, Executive Officer and Head of Strategy & Operations Control (current position)

Name	Position
(Date of Birth)	(Executive Officer Position)		Business Career
Yunwei Chen	Senior Executive Director of the Board and Executive Officer (Officer-in-Charge East Asia Region)	April 1998	Joined the Company
(January 16, 1969)		April 2001	Manager of Corporate Planning Department 2nd Section
		September 2002	Concurrently Assistant General Manager of Corporate Planning Department
		April 2003	General Manager of Investor Relations Department
		June 2003	Director of the Board
		July 2004	Chairman of Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. (currently Nissin Leasing (China) Co., Ltd.) (current position)
		July 2005	Executive Director of the Board, Executive Officer, General Manager of Investor Relations Department and Officer-in-Charge East Asia Region
		June 2007	Executive Director of the Board, Executive Officer and Officer-in-Charge East Asia Region (current position)

Katsutoshi Shimizu (April 9, 1954)	Executive Director of the Board and Executive Officer (Deputy Head of Investment Banking, Sales & Marketing and Real Estate Group Manager)	April 1999	Joined RISA Partners, Inc. Director of the Board
		October 2002	Joined A-MAX Co., Ltd. Director of the Board
		June 2003	Joined Nissin Servicer Co., Ltd.
		January 2004	Director of the Board and General Manager of Credit Screening Department
		March 2004	Director of the Board and General Manager of Asset Management Department
		September 2005	Director of the Board, Advice to Asset Management Department (current position) Joined the Company General Manager of Real Estate Business Control Department
		February 2006	Concurrently Executive Officer
		June 2006	Director of the Board, Executive Officer, Deputy Head of Sales & Marketing, Real Estate Group Manager and General Manager of Real Estate Business Control Department
		June 2007	Executive Director of the Board, Executive Officer, Deputy Head of Investment Banking, Sales & Marketing and Real Estate Group Manager (current position)

Keishi Ishigaki	Director of the Board and Executive Officer (Deputy Head of Investment Banking, Sales & Marketing)	April 1995	Joined the Company
(April 3, 1971)		April 1996	Manager of Koriyama Branch Office
		April 2001	General Manager of Finance Department
		April 2002	Head of Osaka Branch and General Manager of Western Japan Sales & Marketing Control Department
		June 2002	Director of the Board
		July 2004	Director of the Board and General Manager, Assistant to Head of Sales & Marketing Control
		August 2004	Director of the Board of Venture Link Co., Ltd. (current position)
		July 2005	Concurrently Executive Officer
		June 2006	Director of the Board, Executive Officer, Deputy Head of Sales & Marketing and Sales & Marketing Group Manager
		March 2007	Director of the Board of Araigumi Co., Ltd. (current position)
		April 2007	Director of the Board, Executive Officer and Deputy Head of Investment Banking, Sales & Marketing (current position)

Name	Position
(Date of Birth)	(Executive Officer Position)		Business Career
Akira Imaki (February 15, 1949)	Director of the Board and Executive Officer (Deputy Head of Strategy & Operations Control, and General Manager of Strategic Planning Department)	April 1973	Joined Long-term Credit Bank of Japan Co., Ltd. (currently Shinsei Bank, Ltd.)
		September 2004	Joined Mercer Human Resource Consulting LLC. Director of the Board
		November 2005	Joined the Company General Manager, Assistant to Head of Sales & Marketing Control
		April 2006	Concurrently Executive Officer
		June 2006	Director of the Board, Executive Officer, Deputy Head of Sales & Marketing and Strategic Business Development Group Manager
		March 2007	Director of the Board of Araigumi Co., Ltd. (current position)
		April 2007	Director of the Board, Executive Officer, Deputy Head of Strategy & Operations Control and General Manager of Strategic Planning Development (current position)

Hidetoshi Sawamura (December 25, 1950)	Director of the Board and Executive Officer (Head of Risk Management)	April 1975	Joined The Industrial Bank of Japan, Ltd. (currently Mizuho Bank, Ltd.)
		September 2004	Joined Koken Boring Machine Co., Ltd. Executive Officer and Deputy Director of Groundwater Usage Department
		September 2005	Joined the Company Assistant General Manager, Assistant to Head of Operations Control
		February 2006	General Manager, Assistant to Head of Operations Control
		February 2006	General Manager of Internal Control Department
		June 2006	Concurrently Executive Officer
		April 2007	Executive Officer and Head of Risk Management
		June 2007	Director of the Board (current position)

Hidenori Nakagawa (3) (November 20, 1967)	Director of the Board (Outside)	April 1992	Registered with Daiichi Tokyo Bar Association, Joined the Law Offices of Nagashima & Ohno (currently the Law Offices of Nagashima Ohno & Tsunematsu)
		September 1999	Joined Merrill Lynch Securities Inc. (currently Merrill Lynch Japan Securities Co., Ltd.)
		June 2004	Joined TMI Associates Partner of TMI Associates (current position)
		June 2005	Special Committee Member of Marusan Securities Co., Ltd. (current position)
		June 2006	Director of the Board of the Company (current position)

Name	Position
(Date of Birth)	(Executive Officer Position)		Business Career
Hitoshi Higaki	Standing Statutory Auditor	November 1983	Joined the Company
(December 14, 1959)		March 1994	General Manager of Accounting Department and Finance Department
		June 1994	Director of the Board and General Manager of General Affairs
		May 1995	Director of the Board, General Manager of Corporate Planning Department and Accounting Department
		June 1996	Director of the Board, Advice to Accounting Department and General Manager of Corporate Planning Department
		June 2000	Executive Director of the Board and General Manager of Corporate Planning Department
		April 2003	Executive Director of the Board and Head of Operations Control
		July 2004	Concurrently General Manager of Corporate Planning Department
		August 2004	Statutory Auditor of Venture Link Co., Ltd. (current position)
		July 2005	Senior Executive Director of the Board and Executive Officer
		June 2006	Concurrently Head of Group Strategy
		April 2007	Senior Executive Director of the Board and Executive Officer
		June 2007	Retired from Director of the Board Standing Statutory Auditor (current position)

Akio Sakioka (4)	Standing Statutory Auditor	April 1971	Joined the Company
(September 22,1950)		January 1976	Manager of Takamatsu Branch Office
		April 1984	Director of the Board
		July 1994	Executive Director of the Board and General Manager of Tokyo Office
		October 1996	Executive Director of the Board and General Manager of Finance Department
		October 2000	Executive Director of the Board, Advice to Business Audit Department
		June 2002	Retired from Director of the Board Standing Statutory Auditor (current position)

Masaaki Uchino (5)	Statutory Auditor (Outside)	April 1968	Joined Ministry of Finance
(April 1, 1945)		July 1996	Deputy Director of National Tax Tribunal
		July 1997	Senior Executive Director of Japan Finance Corporation for Municipal Enterprises
		June 2001	Chairman of Promise Co., Ltd.
		June 2007	Statutory Auditor of the Company (current position)

Katsuhiko Asada (5) (February 10, 1955)	Statutory Auditor (Outside)	October 1979	Joined Arthur Andersen Co., Tokyo Office (currently KPMG AZSA & Co.)
		September 1985	Opened Katsuhiko Asada Certified Public Accountant Firm
		December 2001	Opened Konishi Asada Certified Public Accountant Firm
		June 2004	Statutory Auditor of the Company (current position)

(1)	Kunihiko Sakioka is the second son of Hideo Sakioka.

(2)	Pursuant to a resolution of the Board of Directors adopted on September 25, 2007, effective October 1, 2007, Kunihiko Sakioka will become Chairman, Representative Director of the Board, President and CEO (Head of Investment Banking, Sales & Marketing), Shinsuke Amiya will become Vice-Chairman of the Board and Executive Officer and Toshioki Otani will become Senior Executive Director of the Board and Executive Officer.

(3)	Hidenori Nakagawa is an “outside director” pursuant to Article 2-15 of the Corporate Law.

(4)	Akio Sakioka is the nephew of Hideo Sakioka.

(5)	Masaaki Uchino and Katsuhiko Asada are each an “outside statutory auditor” pursuant to Article 2-16 of the Corporate Law.

B.	Compensation.
     The aggregate compensation to our Directors and Statutory Auditors for the year ended March 31, 2007 was ¥369 million, which included ¥286 million for their services as Directors and Statutory Auditors, ¥30 million as compensation to the Directors as our employees and ¥53 million in bonuses.
     Previously, in accordance with customary Japanese business practices, a retiring Director or Statutory Auditor would receive a lump-sum retirement payment, which amount was reserved, subject to the approval of the general meeting of shareholders. However, all of our retirement plans were completely terminated. Some of the retirement liabilities were paid as of the termination date, and the remaining liabilities will be paid to a retiring Director or Statutory Auditor who held such position when the relevant plan was terminated. During the year ended March 31, 2007, we made retirement payments in an amount of ¥2 million to one Director. As of March 31, 2007, the balance of our retirement liabilities for our Directors and Statutory Auditors was ¥328 million.
     During the year ended March 31, 2007, we did not issue any stock acquisition rights to Directors and Statutory Auditors. During this same period, no Director and Statutory Auditor exercised stock acquisition rights. For a description of our stock option plans, see “Share Ownership — Stock Option Plans” below.
C.	Board Practices.
     The following table shows the terms of office of our Directors and Statutory Auditors and certain other information:

		Start of	Expiration of
Name	Start of first term	current term	current term
Directors:
Kunihiko Sakioka	March 1989	June 2007	June 2008
Shinsuke Amiya	June 2006	June 2007	June 2008
Hideo Sakioka	May 1960	June 2007	June 2008
Toshioki Otani	June 2002	June 2007	June 2008
Akihiro Nojiri	June 2004	June 2007	June 2008
Yunwei Chen	June 2003	June 2007	June 2008
Katsutoshi Shimizu	June 2006	June 2007	June 2008
Keishi Ishigaki	June 2002	June 2007	June 2008
Akira Imaki	June 2006	June 2007	June 2008
Hidetoshi Sawamura	June 2007	June 2007	June 2008
Hidenori Nakagawa (1)	June 2006	June 2007	June 2008

Statutory Auditors:
Hitoshi Higaki	June 2007	June 2007	June 2011
Akio Sakioka	June 2002	June 2005	June 2009
Masaaki Uchino (2)	June 2007	June 2007	June 2011
Katsuhiko Asada (2)	June 2004	June 2004	June 2008

(1)	“Outside director” pursuant to the Article 2-15 of the Corporate Law.

(2)	“Outside statutory auditors” pursuant to the Article 2-16 of the Corporate Law.

Board of Directors
     Our Board of Directors has the ultimate responsibility for the administration of the affairs of the Company. Our Articles of Incorporation provide for the number of Directors being not more than twelve. Directors are elected at a general meeting of shareholders. The normal term of office of any Director expires at the close of the ordinary general meeting of our shareholders held with respect to the last fiscal year ended within one year after such Director’s assumption of office, although they may serve any number of consecutive terms. Our Board of Directors elects from among its members one or more Representative Directors who have the authority individually to represent the Company. Our Board of Directors may also elect from among its members a Chairman, a Vice-Chairman, a President and one or more Vice-Presidents, Senior Executive Directors, Executive Directors and Directors and Advisors. Our executive officers serve at the discretion of the Board of Directors.
     None of our Directors have service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
Board of Statutory Auditors
     Our Articles of Incorporation provide for not more than four Statutory Auditors, and the Japanese Corporate Law requires that large companies, including us, shall have at least three statutory auditors and that at least 50% of such statutory auditors must be from outside our company. Statutory Auditors are elected at a general meeting of shareholders, and the normal term of office of a Statutory Auditor is four years, although they may serve any number of consecutive terms. Statutory Auditors are under a statutory duty to review the administration of our affairs by the Directors and to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders. Statutory Auditors also have a statutory duty to provide their report to the Board of Statutory Auditors, which must submit its auditing reports to the Board of Directors. They have the duties to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. The Statutory Auditors elect from among themselves one or more standing statutory auditors who serve on a full-time basis. See Exhibit 1.4 to this annual report on Form 20-F for our internal regulations relating to Regulations of the Board of Statutory Auditors.
Independent Registered Public Accounting Firm
     In addition to Statutory Auditors, we must appoint an independent auditor who performs the statutory duties of auditing the consolidated and non-consolidated financial statements to be submitted by the Representative Director to the general meetings of shareholders and reporting thereon to the designated Statutory Auditors and the designated Director under the Corporate Law. The independent auditor usually audits the consolidated and non-consolidated financial statements to be included in periodic reports to be filed by us with the Director of the Kanto Local Finance Bureau under the Securities and Exchange Law of Japan (effective as of September 30, 2007, the Financial Instruments and Exchange Law). Our independent auditor under the Corporate Law and independent registered public accounting firm is BDO Sanyu & Co., a member of the Japanese Institute of Certified Public Accountants and a PCAOB registered public accounting firm. Its address is Aqua Dojima Nishi-kan 14F, 4-16, Dojimahama 1-chome, Kita-ku, Osaka 530-0004, Japan.

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
     The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by us:

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Us
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	Under the Corporate Law, Japanese joint stock corporations are permitted to choose between the traditional corporate governance system based on a board of statutory auditors (the “statutory auditor system”) and a corporate governance system based on committees (the “committee system”). The vast majority of Japanese companies employ the statutory auditor system. For Japanese companies with the statutory auditor system, including us, the Corporate Law of Japan has no independence requirement with respect to directors. The statutory auditors, who are separate from the company’s management, monitor performance of directors and oversee accounting firms and have separate staff to assist them in completing their tasks. Pursuant to the Corporate Law, Japanese companies with a board of statutory auditors, including us, are required to have at least 50% of the statutory auditors to be “outside statutory auditors” as defined in the Corporate Law and who must meet independence requirements under the Corporate Law. Statutory auditors must not have served as a director, accounting officer (kaikei-sanyo), executive officer, manager or any other employee of the company or any of its subsidiaries. Currently, we have two outside Statutory Auditors.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.	As discussed above, we employ the statutory auditor system. Under this system, our Board of Statutory Auditors is a legally separate and independent body from our Board of Directors. The function of our Board of Statutory Auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. In particular, their function is to monitor the performance of our Directors, and review and express an opinion on the method of auditing by our independent public accounting firm and on such accounting firm’s audit reports, for the protection of our shareholders.

Japanese companies with a board of statutory auditors, including us, are required to have at least three statutory auditors. Currently, we have four Statutory Auditors. The term of each Statutory Auditor is four years. In contrast, the term of each of our Directors is one year.

Since July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, we have relied on an exemption under that rule available to foreign private issuers with boards of auditors (or similar bodies), or statutory auditors meeting certain criteria. We make disclosure regarding such reliance in Item 16.D to our annual report on Form 20-F.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Us
A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.	Directors are elected at a meeting of shareholders. The Board of Directors does not have the power to fill vacancies in the board.

Statutory Auditors are also elected at a meeting of shareholders. Under the Corporate Law, before our Board of Directors submits a proposal to a meeting of our shareholders to elect a Statutory Auditor, the proposal must be approved by a resolution of our Board of Statutory Auditors. Our Board of Statutory Auditors is empowered to adopt resolutions requesting that our Directors submit a proposal for the election of Statutory Auditors to a meeting of our shareholders. Statutory Auditors have the right to state their opinion concerning the election or resignation of Statutory Auditors at meetings of our shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Under the statutory auditor system, unless otherwise provided in our Articles of Incorporation, total amounts of compensation for our Directors and Statutory Auditors are respectively proposed to, and voted on by, a meeting of our shareholders. Our Articles of Incorporation do not provide for any such total amounts. Once the proposals for the total amounts of compensation are approved at a meeting of our shareholders, our Board of Directors allocates the total amount for the Directors among its members in its discretion and our Statutory Auditors allocate the total amount for the Statutory Auditors among themselves in their discretion, unless there is a resolution at the shareholders’ meeting or a provision in the Articles of Incorporation relating to the allocation of compensation.

A NYSE-listed U.S. company must generally obtain shareholders’ approval with respect to any equity compensation plan.	Under the Corporate Law, our Board of Directors is authorized to issue stock acquisition rights unless the issuance is made under “specially favorable conditions.” The issuance of stock acquisition rights to our Directors, Statutory Auditors and employees as stock options would not be deemed to be an issuance under “specially favorable conditions,” even if the stock options are issued at no charge, since we would receive benefits corresponding to the value of such stock options in the form of services from the recipients. However, because the Corporate Law provides that compensation for our Directors and Statutory Auditors shall be determined at a meeting of our shareholders unless otherwise provided in our Articles of Incorporation, we must obtain shareholders’ approval for the issuance of stock options if the options are to be issued as compensation for our Directors and Statutory Auditors.

A NYSE-listed U.S. company must have an internal audit function, which must be the sole responsibility of the audit committee and may not be allocated to a different committee.	As discussed above, we employ the statutory auditor system under which our Statutory Auditors monitor the performance of our Directors. In addition, in order to enhance our internal audit function, we voluntarily established a Group Audit Department, which checks our internal audit function regularly. Our Group Audit Department is different from our Board of Statutory Auditors, and reports directly to our president.

D.	Employees.
     Our employees are mainly located in Japan. The following table shows the number of our full-time, part-time and temporary employees at the end of the each of the years indicated:

	As of March 31,
	2005	2006	2007
Full-time:
Integrated Financial Services	726	901	1,042
Servicing Business	59	74	85
Real Estate Business	3	13	16
Other Businesses	30	10	23

Sub-total	818	998	1,166
Part-time (1)	89	101	90
Temporary (2)	181	198	186

Total	1,088	1,297	1,442

(1)	The average number of part-time employees was 85 for the year ended March 31, 2005, 100 for the year ended March 31, 2006 and 90 for the year ended March 31, 2007.

(2)	Temporary employees are employees dispatched from personnel agencies.
     We have never experienced any labor disputes and consider our labor relations to be excellent. None of our employees are members of a trade union or participate in any collective bargaining organizations.
     We consider our levels of remuneration, fringe benefits, working conditions and other allowances, which include lump-sum payments, to be generally competitive with those offered in Japan by other enterprises in our industry. Our full-time employees normally must retire when they reach 60 years of age. We terminated all of our sponsored pension and retirement plans, and now only participate in the mandatory fully-funded contributory plan under the Japanese Welfare Pension Insurance Law.

E.	Share Ownership.
Share Ownership by Directors and Statutory Auditors
     The following table provides information about our Directors, who include our senior management and our Statutory Auditors. The shareholdings of certain Directors in the table below overlap to the extent that multiple individuals may be deemed to share beneficial ownership over the same shares:

			Number of Shares	Percentage of
			Beneficially	Common Stock
			Owned as of	Outstanding as of
Name	Position	Date of Birth	March 31, 2007 (1)	March 31, 2007 (2)
Directors:
Kunihiko Sakioka (3)	Chairman, Representative Director of the Board and Co-CEO	January 10, 1962	37,631,210 (4)	26.4	% (4)
Shinsuke Amiya (3)	President, Representative Director of the Board and Co-CEO	October 3, 1957	50,000	*
Hideo Sakioka	Director of the Board and Advisor	May 14, 1928	37,084,700 (5)	26.0	(5)
Toshioki Otani (3)	Senior Executive Director of the Board and Executive Officer	December 22, 1970	183,945	*
Akihiro Nojiri	Senior Executive Director of the Board and Executive Officer	November 15, 1968	34,936	*
Yunwei Chen	Senior Executive Director of the Board and Executive Officer	January 16, 1969	175,800	*
Katsutoshi Shimizu	Executive Director of the Board and Executive Officer	April 9, 1954	9,600	*
Keishi Ishigaki	Director of the Board and Executive Officer	April 3, 1971	150,988	*
Akira Imaki	Director of the Board and Executive Officer	February 15, 1949	4,000	*
Hidetoshi Sawamura	Director of the Board and Executive Officer	December 25, 1950	—	—
Hidenori Nakagawa	Director of the Board (Outside)	November 20, 1967	—	—

Statutory Auditors:
Hitoshi Higaki	Statutory Auditor (Standing)	December 14, 1959	392,981	*
Akio Sakioka	Statutory Auditor (Standing)	September 22, 1950	1,231,826	*
Masaaki Uchino	Statutory Auditor (Outside)	April 1, 1945	—	—
Katsuhiko Asada	Statutory Auditor (Outside)	February 10, 1955	7,200	*

(1)	As adjusted for our August 2007 reverse stock split.

(2)	Asterisks indicate beneficial ownership of less than 1%.

(3)	Pursuant to a resolution of the Board of Directors adopted on September 25, 2007, effective October 1, 2007, Kunihiko Sakioka will become Chairman, Representative Director of the Board, President and CEO (Head of Investment Banking, Sales & Marketing), Shinsuke Amiya will become Vice-Chairman of the Board and Executive Officer and Toshioki Otani will become Senior Executive Director of the Board and Executive Officer.

(4)	Comprised of 4,481,347 shares over which Kunihiko Sakioka has sole voting and dispositive power; 16,785,100 shares held by Nissin Building Co., Ltd. (“Nissin Building”) over which Kunihiko Sakioka may be deemed to share voting or dispositive power with Hideo Sakioka, Michimasa Sakioka and Midori Moriyama; and 16,364,763 shares held by Shuho, Ltd. (“Shuho”) over which Kunihiko Sakioka may be deemed to share voting or dispositive power with Hideo Sakioka. Excludes shareholdings of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 51,328,261 shares, or 36.0%, of our outstanding shares of common stock, as of March 31, 2007.

(5)	Comprised of 3,934,837 shares over which Hideo Sakioka has sole voting and dispositive power; 16,785,100 shares held by Nissin Building over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 16,364,763 shares held by Shuho over which Hideo Sakioka may be deemed to share voting or dispositive power with Kunihiko Sakioka. Excludes shareholding of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 51,328,261 shares, or 36.0%, of our outstanding shares of common stock, as of March 31, 2007.

(6)	During the period beginning April 1, 2007, through the date of this annual report on Form 20-F, the number of shares beneficially owned by certain of our Directors increased due to exercises of stock acquisition rights or purchases either in the open market or through negotiated transactions, as follows:

Shinsuke Amiya’s shareholding increased by 50,000 shares through an acquisition of shares from Shuho. As a result, the number of shares beneficially owned by Kunihiko Sakioka and Hideo Sakioka by virtue of their interests in Shuho decreased by 50,000 shares, respectively.
Akihiro Nojiri’s shareholding increased by 19,200 shares.
Katsutoshi Shimizu’s shareholding increased by 19,200 shares.
Akio Sakioka’s shareholding increased (net of sales) by 5,000 shares.
Yunwei Chen’s shareholding increased by 17,500 shares.
     As of March 31, 2007, our Directors and Statutory Auditors, as a group, owned 52,477,214 shares of common stock, if the shares of Nissin Building and Shuho are included, representing 36.8% of our outstanding shares of common stock. Other than Kunihiko Sakioka and Hideo Sakioka, whose shareholdings are disclosed above, no Director or Statutory Auditor owned 1% or more of our shares.
Stock Option Plans
     We have the following stock option plans, where, upon issuance of stock acquisition rights, we grant to Directors, employees and certain other parties (as described below) a specified number of shares:

•	March 2006 Stock Option Plan. We granted stock acquisition rights exercisable for a total of 96,000 shares at a purchase price per share of ¥2,620 to 28 of our Directors and employees and those of our subsidiaries and affiliates on March 23, 2006. These are exercisable until March 31, 2009.

•	July 2005 Stock Option Plan. We granted stock acquisition rights exercisable for a total of 720,000 shares at a purchase price per share of ¥1,160 to 251 of our Directors and employees and those of our subsidiaries and affiliates on July 15, 2005. These are exercisable until July 31, 2008.

•	April 2005 Stock Option Plan. We granted stock acquisition rights exercisable for a total of 357,120 shares at a purchase price per share of ¥1,340 to 120 of our employees and those of our subsidiaries and affiliates on April 21, 2005. These are exercisable until April 30, 2008.

•	January 2005 Stock Option Plan. We granted stock acquisition rights exercisable for a total of 38,400 shares at a purchase price per share of ¥1,100 to 9 of our employees on January 20, 2005. These are exercisable until January 31, 2008.

•	July 2004 Stock Option Plan. We granted stock acquisition rights exercisable for a total of 3,196,800 shares at a purchase price per share of ¥1,060 to 1,149 of our Directors and employees and those of our subsidiaries and affiliates on July 15, 2004. These are exercisable until July 31, 2007.
     Under the Corporate Law, we are not required to obtain shareholders’ approval for issuance of stock acquisition rights to our Directors and employees. However, we must obtain shareholders’ approval for issuance of such acquisition rights to our Directors as compensation for their services. A resolution adopted at our general shareholders’ meeting on June 23, 2007 allowed us to issue stock options for up to a maximum annual total of 2,500,000 shares to our Directors as compensation, separately from, and in addition to, the aggregate compensation to our Directors as provided in “Compensation” above.

     The following table shows the stock acquisition rights exercisable by our Directors and Statutory Auditors as of March 31, 2007:

		Number of shares
		issuable upon exercise of
		stock acquisition rights
Name	Position	as of March 31, 2007
Directors:
Kunihiko Sakioka (1)	Chairman, Representative Director of the Board and Co-CEO	8,000
Shinsuke Amiya (1)	President, Representative Director of the Board and Co-CEO	—
Hideo Sakioka	Director of the Board and Advisor	—
Toshioki Otani (1)	Senior Executive Director of the Board and Executive Officer	8,000
Akihiro Nojiri	Senior Executive Director of the Board and Executive Officer	27,200
Yunwei Chen	Senior Executive Director of the Board and Executive Officer	27,200
Katsutoshi Shimizu	Executive Director of the Board and Executive Officer	21,200
Keishi Ishigaki	Director of the Board and Executive Officer	—
Akira Imaki	Director of the Board and Executive Officer	6,000
Hidetoshi Sawamura	Director of the Board and Executive Officer	—
Hidenori Nakagawa	Director of the Board (Outside)	—

Statutory Auditors:
Hitoshi Higaki	Statutory Auditor (Standing)	—
Akio Sakioka	Statutory Auditor (Standing)	—
Masaaki Uchino	Statutory Auditor (Outside)	—
Katsuhiko Asada	Statutory Auditor (Outside)	22,400

		120,000

(1)	Pursuant to a resolution of the Board of Directors adopted on September 25, 2007, effective October 1, 2007, Kunihiko Sakioka will become Chairman, Representative Director of the Board, President and CEO (Head of Investment Banking, Sales & Marketing), Shinsuke Amiya will become Vice-Chairman of the Board and Executive Officer and Toshioki Otani will become Senior Executive Director of the Board and Executive Officer.

(2)	During the period beginning April 1, 2007 through the date of this annual report on Form 20-F, stock acquisition rights exercised by Directors and Statutory Auditors were as follows:

Akihiro Nojiri exercised stock acquisition rights to acquire 19,200 shares.
Katsutoshi Shimizu exercised stock acquisition rights to acquire 19,200 shares.
Employee Stock Purchase Plan
     Our full-time employees are eligible to participate in our employee shareholders’ association, which purchases our shares with contributions from our employees deducted from their salaries. As of March 31, 2007, the association owned 1,398,890 shares of common stock. We provide a 10% subsidy in cash on top of the contribution of any employee who has participated in the association for less than a year and a 13% subsidy for those who have participated for one year or longer. The board of our employee shareholders’ association makes decisions as to how to vote all of its shares.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding shares of common stock as of March 31, 2007. We are not required by Japanese law to disclose beneficial ownership of our shares of common stock. As explained in “Memorandum and Articles of Association — Reporting Requirements of Shareholders — Report of Substantial Shareholdings” in Item 10.B of this annual report on Form 20-F, any person who solely or jointly, becomes a beneficial holder of more than 5% of our outstanding shares of common stock must file a report with the relevant local finance bureau of the Ministry of Finance and with the Financial Services Agency of Japan. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency of Japan and U.S. Securities and Exchange Commission. The shareholdings of the major shareholders in the table below overlap to the extent that multiple individuals may be deemed to share beneficial ownership over the same shares:

	Number of Shares	Percentage of
	of Common Stock	Common Stock
	Owned as of	Outstanding as of
Shareholders	March 31, 2007 (5)	March 31, 2007 (5)
Kunihiko Sakioka (1) (5) (6)	37,631,210	26.4%
Hideo Sakioka (2) (5) (6)	37,084,700	26.0
Midori Moriyama (3) (5)	18,801,305	13.2
Michimasa Sakioka (4) (5)	18,640,341	13.1

(1)	Comprised of 4,481,347 shares over which Kunihiko Sakioka has sole voting and dispositive power; 16,785,100 shares held by Nissin Building over which Kunihiko Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Michimasa Sakioka and Midori Moriyama; and 16,364,763 shares held by Shuho, over which Kunihiko Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka.

(2)	Comprised of 3,934,837 shares over which Hideo Sakioka has sole voting and dispositive power; 16,785,100 shares held by Nissin Building over which Hideo Sakioka may be deemed to share voting and dispositive power with Kunihiko Sakioka, Michimasa Sakioka and Midori Moriyama; and 16,364,763 shares held by Shuho, over which Hideo Sakioka may be deemed to share voting and dispositive power with Kunihiko Sakioka.

(3)	Comprised of 2,016,205 shares over which Midori Moriyama has sole voting and dispositive power; and 16,785,100 shares held by Nissin Building over which Midori Moriyama may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Michimasa Sakioka.

(4)	Comprised of 1,855,241 shares over which Michimasa Sakioka has sole voting and dispositive power; and 16,785,100 shares held by Nissin Building over which Michimasa Sakioka may be deemed to share voting and dispositive power with Hideo Sakioka, Kunihiko Sakioka and Midori Moriyama.

(5)	Excludes shareholding of other Sakioka family members. Members of the Sakioka family, including the ones listed above, directly and indirectly held an aggregate of 51,328,261 shares, or 36.0%, of our outstanding shares of common stock, as of March 31, 2007.

(6)	In June 2007, Shinsuke Amiya, our President, Representative Director of the Board and Co-CEO, acquired 50,000 shares from Shuho. As a result, the number of shares beneficially owned by Kunihiko Sakioka and Hideo Sakioka by virtue of their interests in Shuho decreased by 50,000 shares, respectively.
     According to our register of shareholders, as of March 31, 2007, 36 shareholders of record with addresses in the United States held 1.06% of our outstanding shares of common stock.
     To our knowledge, we are not directly or indirectly owned or controlled by any government. We know of no arrangements the operation of which may at a later time result in a change of control of us. Our major shareholders have the same voting rights as other holders of our common stock. There were no major changes in our major shareholders between March 31, 2005 and March 31, 2007.

B. Related Party Transactions.
     Except as described below, during the period beginning April 1, 2004 through the date of this annual report on Form 20-F, there has been no material transaction with or loan between us or any of our subsidiaries and:
•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us or any of our subsidiaries;

•	any director, officer, statutory auditor or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence;

•	any individual shareholder directly or indirectly having significant influence over us or any of our subsidiaries or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence; or

•	any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.
Transactions with Our Directors, Corporate Officers, Statutory Auditors or Companies with Whom They Have a Relationship
  Transactions with Shuho
     As of March 31, 2007, members of the Sakioka family owned 100% of Shuho. We lease office space to this entity. The following table shows transactions with this entity for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Rent income received	¥1	¥1	¥1
     The terms of these transactions were determined with reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for equivalent transactions with unrelated parties.
  Transactions with Nissin Building
     As of March 31, 2007, members of the Sakioka family owned 93.3% of Nissin Building. We lease office space and parking lots to this entity. The following table shows transactions with this entity for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Rent income received	¥2	¥1	¥2
     The terms of these transactions were determined with reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for equivalent transactions with unrelated parties.

Transactions with Our Principal Shareholders or Affiliates
  Transactions with Shinsei Business Finance
     As of March 31, 2006, we owned 25% of Shinsei Business Finance. However, our interest in Shinsei Business Finance became less than 20% as of April 14, 2006. The following table shows transactions with this entity for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Commissions on customer referrals paid	¥32	¥13	¥1
Agency commissions received	13	4	36
Loan guarantee fees received	316	467	—
Bank loan guarantee fees received	34	9	—
     Shinsei Business Finance became an unrelated party during the year ended March 31, 2007. Although transactions between us and Shinsei Business Finance are continuous in nature, transactions with Shinsei Business Finance after it became an unrelated party are not included above. The terms of these transactions were determined with reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for equivalent transactions with unrelated parties.
  Transactions with Webcashing.com
     As of March 31, 2006, we owned 38% of Webcashing.com Co., Ltd. (“Webcashing.com”); however, we sold our entire interest in Webcashing.com on September 5, 2006. The following table shows transactions with this entity for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Commissions on customer referrals paid	¥205	¥151	¥—
Advertising expenses and other fees paid	175	518	1
Proceeds from sale of equipment and software	—	—	—
     No transactions between us and Webcashing.com have taken place subsequent to the sale of all our ownership interest in Webcashing.com to an outside investor. The terms of these transactions were determined with reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for equivalent transactions with unrelated parties.

  Transactions with Chuo Mitsui Finance
     As of March 31, 2006, we owned 30% of Chuo Mitsui Finance. However, our interest in Chuo Mitsui Finance became less than 20% as of February 22, 2007. The following table shows transactions with this entity for the years ended March 31, 2005, 2006 and 2007:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Commissions on customer referrals paid	¥—	¥9	¥11
Loan guarantee fees received	—	26	89
Bank loan guarantee fees received	—	11	41
     Chuo Mitsui Finance became an unrelated party during the year ended March 31, 2007. Although transactions between the Group and Chuo Mitsui Finance are continuous in nature, transactions with Chuo Mitsui Finance after it became an unrelated party are not included above. The terms of these transactions were determined with reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for equivalent transactions with unrelated parties.
C. Interests of Experts and Counsel.
     Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
Financial Statements
     The consolidated financial statements required by this item begin on page F-1 of this annual report on Form 20-F.
Legal or Arbitration Proceedings
     The information on legal or arbitration proceedings required by this item is set forth in Item 4.B of this annual report on Form 20-F.
Dividend Policy
  Cash Dividends
     Historically we have paid cash dividends twice per year. Our Board of Directors recommended the year-end dividend be paid following the end of each fiscal year, subject to approval by shareholders at the general meeting of shareholders’ held in June of each year, until our Articles of Incorporation were amended in June 2006. However, our Articles of Incorporation now provide that the Board of Directors is authorized to decide distribution of dividends without shareholders’ approval pursuant to the Corporate Law. Following the approval by resolution of our Board of Directors, we pay the year-end dividend to shareholders of record as of March 31 and semi-annual dividends to our shareholders of record as of September 30 in each year. In addition to these annual and semi-annual dividends, our Board of Directors may resolve the record date for interim dividends and distribute the profits to our shareholders as further explained in “Rights of Our Shareholders — Rights with Respect to Distribution of Surplus, Stock Repurchase and Stock Splits — Dividends” in Item 10.B of this annual report on Form 20-F.
     The following table shows the year-end and interim dividends paid to shareholders of record of our common stock. “Dividends per share (As adjusted)” presents each dividend payments as adjusted to reflect a 2-for-1 stock split on each of May 21, 2002, May 20, 2003, May 20, 2004, November 19, 2004, November 18, 2005, and April 1, 2006, respectively, a 1.2-for-1 stock split on May 20, 2005 and a 1-for-20 reverse stock split on August 31, 2007:

	Dividends per	Dividends per
	share	share
Record Date	(Actual)	(As adjusted)
September 30, 2002 (interim)	¥6.50	¥3.40
March 31, 2003	8.50	4.40
September 30, 2003 (interim)	3.75	4.00
March 31, 2004	4.75	5.00
September 30, 2004 (interim)	1.375 (1)	5.80
March 31, 2005	2.50	10.40
September 30, 2005 (interim)	1.00 (2)	10.00
March 31, 2006	1.10	11.00
September 30, 2006 (interim)	0.16	3.20
March 31, 2007	—	—

(1)	Adjusted to reflect the 2-for-1 stock split that took effect on November 19, 2004. The actual interim dividend payment per share was ¥2.75.

(2)	Adjusted to reflect the 2-for-1 stock split that took effect on November 18, 2005. The actual interim dividend payment per share was ¥2.00.
     We presently intend to continue to pay cash dividends, generally on a semi-annual basis, and to provide a stable level of dividends to our shareholders. Since the year ended March 31, 2005, in order to reflect our consolidated results as an indicator of our business performance, we have generally followed a dividend policy to target a dividend payout ratio of 30% of consolidated net income, taking into consideration economic and financial circumstances, industry trends, and our consolidated financial position and business performance. The declaration and payment of dividends also depend on other factors, including statutory and other restrictions on the payment of dividends. Our actual dividend may vary from this target, or we may pay no dividend, based on these or other factors.
     Dividends paid to shareholders outside Japan on shares of our common stock, including shares represented by ADSs, are generally subject to a Japanese withholding tax at the maximum rate of 20%. Reduced rates for withholding apply to shareholders in some countries that have income tax treaties with Japan. The withholding rate for U.S. holders is generally 10%, subject to a temporary measurement. (See “Taxation — Japanese Tax Considerations” in Item 10.E of this annual report on Form 20-F.)
     There are generally no U.S. or Japanese governmental restrictions on the distribution of dividends to our shareholders.

  Stock Repurchases
     The following table shows information about our stock repurchases, net of distributions in the past:

	Number of	Aggregate			Number of	Net aggregate
	repurchased	repurchase	Number of	Aggregate	repurchased	purchase
Year Ended/Ending March 31,	shares	price	shares sold	sale price	shares, net	price
		(In millions)		(In millions)		(In millions)
2003	5,185,509	¥2,493	38,400	¥ 20	5,147,109	¥ 2,473
2004	2,883,560	1,209	643,392	338	2,240,168	871
2005	1,404	1	1,514,592	909	(1,513,188)	(908)
2006	1,875	2	2,641,688	2,209	(2,639,813)	(2,207)
2007	203	—	587,864	496	(587,611)	(496)
2008 (through August 31, 2007) (1)	3,000,054	2,394	163,536	75	2,836,518	2,319

(1)	On June 23, 2007, the Board of Directors approved the repurchase of shares of the Company’s common stock up to 3,000,000 shares for an aggregate amount of up to ¥3 billion. We completed all stock repurchases to be made under this stock repurchase program during the period from June 25, 2007 to August 24, 2007.
     Our Articles of Incorporation permit us to repurchase our shares by resolution of our Board of Directors. We may hold the repurchased shares in compliance with the Corporate Law and may generally cancel or dispose of those shares by a resolution of our Board of Directors. We may also sell the repurchased shares to Directors and employees upon exercise of their stock acquisition rights as stock options.
B. Significant Changes.
     Except as otherwise disclosed in this annual report on Form 20-F, there has been no significant change since March 31, 2006, the date of our last audited financial statements.

Item 9. The Offer and Listing
A. Offer and Listing Details.
Tokyo Stock Exchange
     The following table shows the reported high and low trading prices and the average daily trading volume of our common stock on the Tokyo Stock Exchange as adjusted to reflect the 2-for-1 stock split that took effect on May 21, 2002, the 2-for-1 stock split that took effect on May 20, 2003, the 2-for-1 stock split that took effect on May 20, 2004, the 2-for-1 stock split that took effect on November 19, 2004, the 1.2-for-1 stock split that took effect on May 20, 2005, the 2-for-1 stock split that took effect on November 18, 2005, the 2-for-1 stock split that took effect on April 1, 2006, and the 1-for-20 reverse stock split that took effect on August 31, 2007:

			Average Daily Trading
	Price Per Share		Volume
Year Ended/Ending March 31,	High	Low	(In shares)
2003	¥600	¥380	241,938
2004	960	400	334,608
2005	1,380	680	474,470

2006	3,080	1,000	1,552,872
First Quarter	1,280	1,000	426,966
Second Quarter	1,660	1,040	766,150
Third Quarter	3,080	1,400	3,124,108
Fourth Quarter	2,900	2,000	1,920,059

2007	2,620	960	969,460
First Quarter	2,620	1,540	965,599
Second Quarter	1,820	1,040	1,300,966
Third Quarter	1,500	960	692,215
Fourth Quarter	1,460	1,080	910,879

2008	1,400	960	438,379
First Quarter	1,400	960	438,379

			Average Daily Trading
	Price Per Share		Volume
Calendar Month	High	Low	(In shares)
January 2007	¥1,420	¥1,080	738,055
February 2007	1,460	1,220	1,396,778
March 2007	1,420	1,240	627,621
April 2007	1,400	1,180	334,308
May 2007	1,300	1,060	506,498
June 2007	1,100	960	469,375
July 2007	1,040	660	692,542
August 2007	960	560	1,048,961

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
     On September 28, 2007, the closing price of our shares on the Tokyo Stock Exchange was ¥418 per share. The following table shows selected daily price limits for a stock on the Tokyo Stock Exchange:

				Maximum daily
Previous day’s closing price or special quote				price movement
Over	¥100	Less than	¥ 200	¥ 50
Over	200	Less than	500	80
Over	500	Less than	1,000	100
New York Stock Exchange
     The ADS/share ratio as of March 31, 2007 was one ADS representing 10 shares of our common stock. Effective August 31, 2007, the ADS/share ratio was changed to two ADSs representing one share of our common stock, pursuant to a resolution of the Board of Directors on July 18, 2007. This ratio change was concurrent with a 1-for-20 reverse stock split effective the same day. The following tables indicate the trading price of our ADSs on the New York Stock Exchange:

			Average Daily
	New York Stock Exchange price		Trading Volume of
	per ADS		ADSs
Year Ended/Ending March 31,	High	Low
2003 (since August 2, 2002)	$1.89	$1.56	14,089
2004	4.76	1.66	6,202
2005	4.33	3.03	4,629

2006	14.69	4.50	10,345
First Quarter	5.74	4.51	2,555
Second Quarter	7.50	4.50	2,971
Third Quarter	14.69	6.13	15,596
Fourth Quarter	12.72	8.69	20,661

2007	11.00	4.30	23,205
First Quarter	11.00	6.64	5,679
Second Quarter	7.39	4.88	8,981
Third Quarter	6.29	4.30	14,411
Fourth Quarter	6.36	4.60	54,119

2008	6.02	3.99	32,823
First Quarter	6.02	3.99	32,823

	New York Stock Exchange price		Average Daily Trading Volume of
	per ADS		ADSs
Calendar Month	High	Low
January 2007	$5.73	$4.60	13,010
February 2007	5.83	5.05	107,184
March 2007	6.36	5.48	47,532
April 2007	6.02	5.10	33,025
May 2007	5.46	4.43	27,725
June 2007	4.61	3.99	37,971
July 2007	4.31	3.00	45,200
August 2007	4.50	2.61	59,622
     The table above has been adjusted to reflect the 2-for-1 stock split that took effect on May 20, 2004, the 2-for-1 stock split that took effect on November 19, 2004, the 1.2-for-1 stock split that took effect on May 20, 2005, the 2-for-1 stock split that took effect on November 18, 2005, the 2-for-1 stock split that took effect on April 1, 2006, and the change in the ratio of shares represented by each ADS from one ADS representing two shares to one ADS representing 10 shares that took effect on November 18, 2005. Because the ADS/share ratio change on August 31, 2007 mirrored proportionally the ratio for the reverse stock split on that same day, no adjustment has been made to the figures in the table above as a result of this change.

B. Plan of Distribution.
     Not applicable.
C. Markets.
     In Japan, our shares of common stock have been listed on the First Section of the Tokyo Stock Exchange since September 1999. In September 2002, we delisted our shares from the Osaka Securities Exchange, where our shares had been traded since September 1999. Our shares of common stock began trading on the Japan Securities Dealers Association’s over-the-counter market in April 1994.
     In August 2002, we listed our shares of common stock on the New York Stock Exchange in the form of ADSs evidenced by ADRs. For further information regarding our American Depositary Receipt program, see our registration statement filed with the Securities and Exchange Commission on Form F-1 (File No. 333-97229) declared effective on August 1, 2002.
D. Selling Shareholders.
     Not applicable.
E. Dilution.
     Not applicable.
F. Expenses of the Issue.
     Not applicable.

Item 10. Additional Information
A. Share Capital.
     Not required.
B. Memorandum and Articles of Association.
Purposes in Our Articles of Incorporation
     Article 2 of our Articles of Incorporation states our purposes as follows:
•	Consumer credit business, enterprise credit business, and financial mediation, guarantee and agency of these;

•	Credit management and collection business;

•	The business of leasing, rental, buying and purchasing (including buying and purchasing by installments), and managing all types of movable estates;

•	The buying and selling, exchange, rental, mediation, appraisement, management, possession and operation of real estate;

•	Civil engineering, building work and contracting business;

•	The buying and selling, mediation, commissioning or agency of securities;

•	Non-life insurance agent business, business related to the offering of life insurance, and insurance agent business based on the Automobile Liability Security Law;

•	Investment and management consultancy business for enterprises;

•	Business agency for rental contracts for corporate housing, offices and parking space and sales contracts;

•	The business of supplying temporary labor;

•	Importing and exporting products and distribution business;

•	Collection agency business;

•	Computing work agency business;

•	Contracting for advertising and publicity;

•	Factoring business;

•	Development and distribution of computer software;

•	Distribution of computers and peripherals devices;

•	Management and rental of sports facilities;

•	Office work agency business such as enterprise accounting or labor services;

•	Internet provider business;

•	Internet advertising and publicity business;

•	Mediation of money borrowing and lending using the Internet;

•	Business related to the planning and development of Internet software and the commissioning of its production, as well as consulting business related to these;

•	Business related to agency and contract for sales of products and services;

•	Business related to the planning, management and coordination of all types of events;

•	Business related to all types of training and courses for the acquisition of all types of licenses;

•	Planning and production of advertising and publicity, as well as advertising agency business;

•	Business of offering automobile inspection services;

•	Trust business;

•	Other businesses that a trust company is permitted to conduct under law;

•	Research, planning, intermediary and consulting services for M&A, alliances and transfers of businesses, etc.;

•	Type 1 financial instruments business defined under the Financial Instruments and Exchange Law of Japan (the “FIEL”);

•	Type 2 financial instruments business defined under the FIEL;

•	Investment advisory and agency businesses defined under the FIEL;

•	Investment management business defined under the FIEL;

•	Financial instruments intermediation business defined under the FIEL; and

•	All business that is ancillary to each of the preceding items.

Provisions Regarding Our Directors
     There is no provision in our Articles of Incorporation as to our Directors’ power to vote on a proposal, arrangement or contract in which a Director is materially interested. The Corporate Law of Japan, however, requires such a Director to refrain from voting on such matters at meetings of the Board of Directors.
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
     The Corporate Law provides that the Board of Directors must approve significant loans from any third-party to the Company. Our regulations of the Board of Directors have adopted this policy.
     Neither the Corporate Law nor our Articles of Incorporation set a mandatory retirement age for our Directors.
     There is no requirement concerning the number of shares an individual must hold to be qualified as a Director under the Corporate Law or our Articles of Incorporation.
Rights of Our Shareholders
  Rights with Respect to Distribution of Surplus, Stock Repurchases and Stock Splits
     Dividends
     Under the Corporate Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). The Japanese Corporate Law permits a joint stock corporation to distribute Surplus to its shareholders any number of times per fiscal year, subject to certain limitations on the distributable profits as described in “Restriction on Distributions of Surplus.” Under the Corporate Law, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders, or by the Board of Directors if its Articles of Incorporations so provide and the following requirements are met:
(a)	the company employs an independent certified public accountant and a corporate governance system based on a board of statutory auditor system or the committee system under the Corporate Law, and the normal term of office of Directors is not longer than one year; and

(b)	non-consolidated annual financial statements and certain documents for the last fiscal year present fairly the company’s assets and profit or losses, as required by the ordinances of the Ministry of Justice.
     After the amendment of our Articles of Incorporation approved by the ordinary general meeting of shareholders on June 24, 2006, our Articles of Incorporation provide that our Board of Directors is authorized to decide distributions of Surplus. Because we meet the relevant corporate governance requirements of (a) above, including one-year office term of directors, our Board of Directors has the authority to decide to make future distributions of Surplus upon meeting the financial statements requirement of (b) above. When we distribute Surplus to shareholders, the Corporate Law requires that we set a record date in order to identify the shareholders (or pledgees) who are entitled to the dividends through a public announcement, unless we set fixed record dates in our Articles of Incorporation. Our Articles of Incorporation provide that March 31 of each year shall be a fixed record date for the year-end dividends and September 30 of each year shall be a fixed record date for the semi-annual dividends. Therefore we may distribute dividends to shareholders (or pledgees) appearing in the register of shareholders as of March 31 and September 30 of each year, respectively, pursuant to a resolution of our Board of Directors. Under our Articles of Incorporation, we are not obligated to pay any dividends left unclaimed for a period of three years after the date on which they first became payable. For information as to Japanese taxes on dividends, see “Taxation — Japanese Tax Considerations” below.
     Dividends may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of our Board of Directors (or, if a shareholder has no option to receive cash, a special resolution of shareholders’ meeting) authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution in kind is authorized by a resolution of our Board of Directors, the approval by a special resolution of a general meeting of shareholders is required, unless we grant a right to shareholders to receive such distribution in cash instead of in kind.

     Restriction on Distributions of Surplus
     When we make a distribution of Surplus, we must, until the aggregate amount of our general additional paid-in capital and legal reserve reaches one-quarter of our common stock (share capital), set aside in our general additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
     A + B + C + D - (E + F + G)
     In the above formula:
“A” =	the total amount of ‘other additional paid-in capital (other than general additional paid-in capital)’ and ‘other retained earnings (other than legal reserve)’, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year;

“B” =	if we have disposed of our treasury stock after the end of the last fiscal year, the amount of the consideration for such treasury stock received by us less the book value thereof;

“C” =	if we have reduced our common stock (share capital) after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to general additional paid-in capital or legal reserve (if any);

“D” =	if we have reduced our general additional paid-in capital or legal reserve after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to common stock (share capital) (if any);

“E” =	if we have retired any of our treasury stock after the end of the last fiscal year, the book value of such treasury stock;

“F” =	if we have distributed Surplus to our shareholders after the end of the last fiscal year, the total book value of the Surplus so distributed;

“G” =	certain other amounts set forth in the ordinances of the Ministry of Justice, including, if we have reduced Surplus and increased our common stock (share capital), general additional paid-in capital or legal reserve after the end of the last fiscal year, the amount of such reduction, and, if we have distributed Surplus to our shareholders after the end of the last fiscal year, the amount set aside in our general additional paid-in capital or legal reserve (if any), as required by ordinances of the Ministry of Justice.
     The amount of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:
(a)	the book value of our treasury stock;

(b)	the amount of consideration for our treasury stock disposed of by us after the end of the last fiscal year; and

(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including, if the sum of one-half of goodwill and the deferred assets exceeds the total of common stock (share capital), general additional paid-in capital and legal reserve (each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year), all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

     If we elect to become a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount (or if the amount is zero or below zero, zero) of (x) the total amount of shareholders’ equity appearing on our non-consolidated balance sheet as at the end of last fiscal year and certain other amounts set forth in ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in ordinances of the Ministry of Justice appearing on our consolidated balance sheet as at the end of the last fiscal year. We have not made such an election.
     If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by (unless exempted by the Corporate Law) a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or losses, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by the Board of Directors and audited by our independent auditors, as required by the ordinances of the Ministry of Justice.
     Repurchase of Our Shares
     Under the Corporate Law and our Articles of Incorporation, we may, pursuant to the same requirement as the authorization of distribution of the Surplus, upon approval by the Board of Directors, flexibly acquire our own shares during a fiscal year and may determine the amount and timing of the purchase of our shares without having pre-approval at a shareholders’ meeting of the total number of shares or aggregate price of shares to be acquired. In such case, we may acquire our shares:
•	by way of purchase on any Japanese stock exchange on which our shares are listed or by way of takeover bids (TOB);

•	by soliciting all our shareholders to offer to sell our shares held by them (on a pro-rata basis); or

•	from any of our subsidiaries.
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
     However, under the Corporate Law, any acquisition of our shares pursuant to our Articles of Incorporation must satisfy the requirement that the total purchase price (the amount of the cash or the book value of the consideration in kind) should not exceed the Distributable Amount as at the effective date of such acquisition (as described in “Restriction on Distributions of Surplus” above).

     Further, if such acquisition of our shares causes a deficit of the Surplus at the end of the fiscal year, our Directors shall be liable to compensate the deficit of the Company.
     In addition, subsequent to the acquisition of these shares, we are required to provide certain disclosure pursuant to the Securities and Exchange Law and the relevant Stock Exchange regulations.
     We may hold our own shares acquired in compliance with the Corporate Law and may generally cancel or dispose of those shares by a resolution of our Board of Directors, although the disposal of such shares is subject to the same proceeding for the issuance of new shares, in general.
     In addition, we may acquire our shares by:
•	repurchasing those that constitute less than one unit upon the request of their holder;

•	redeeming redeemable shares (shutoku jyo-kou-tsuki kabusiki) or shares with redemption right (shutoku seikyu-ken-tsuki kabushiki); or

•	a business transfer, merger or spin-off.
     Stock Splits
     We may, at any time, split our issued shares by resolution of our Board of Directors. When our Board of Directors approves a stock split, we may amend our Articles of Incorporation without shareholders’ approval to increase the total number of shares issuable in proportion to the stock split if we have only one class of outstanding shares.
     Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date.
Voting Rights
     A shareholder is generally entitled to one vote per one unit of our shares. In general, under the Corporate Law of Japan, a general meeting of shareholders may adopt a resolution by a majority of voting rights held by shareholders with exercisable voting rights at the meeting. The Corporate Law and our Articles of Incorporation require a quorum for the election of Directors and Statutory Auditors of no less than one-third of the total number of voting rights held by shareholders with exercisable voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. We have no voting rights with respect to our own common stock. In addition, a corporate holder of our shares, one-quarter or more of whose voting rights are directly or indirectly held by us, does not have any voting rights with respect to our shares held by it. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Our shareholders also may cast their votes in writing. Our Board of Directors may entitle our shareholders to cast their votes by electronic devices.

     The Corporate Law provides that certain important matters shall be approved by a “special resolution” of general meeting of shareholders. Our Articles of Incorporation provide for a quorum of one-third of voting rights and approval of two-thirds of the voting rights held by shareholders with exercisable voting rights presented at the meeting of any material corporate actions such as:
•	a reduction of the common stock (share capital);

•	amendment of the Articles of Incorporation (except amendments that the Board of Directors is authorized to make under the Corporate Law);

•	the removal of a Statutory Auditor;

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

•	a dissolution, merger or consolidation requiring shareholders’ approval;

•	a company spin-off requiring shareholders’ approval;

•	a transfer of the whole or an important part of our business;

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval;

•	purchase of shares of common stock by us from a specific shareholder other than our subsidiary;

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price; and

•	any issuance of stock acquisition rights (as defined in “Stock Acquisition Rights” below, including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions.
     The depositary will endeavor to vote deposited shares based in accordance with instructions from ADR holders. With respect to voting by holders of ADRs, see Exhibit 2.2 to this annual report on Form 20-F for a form of our deposit agreement.
Rights to be Allotted Shares
     Holders of our shares have no preemptive rights under our Articles of Incorporation. Under the Corporate Law, the Board of Directors is authorized to issue authorized but unissued shares of common stock at such times and upon such terms as the Board of Directors determines unless it is made at a specially favorable price. The Board of Directors may also determine that shareholders will be given rights to receive allotments of new shares in connection with a particular issue of new shares. In this case, we must give the rights on uniform terms to all of our shareholders as of a specified record date by at least two-week prior public notice to shareholders of the record date. Each of these shareholders must receive an individual notice at least two weeks prior to the date of expiration of the rights to receive allotments of new shares.
     The rights to receive allotments of new shares of common stock may not be transferred. However, we may allot stock acquisition rights to shareholders without consideration, and such stock acquisition rights are transferable. (See “Stock Acquisition Rights” below.)

Stock Acquisition Rights
     We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). Under the Corporate Law, the Board of Directors is authorized to issue stock acquisition rights and bonds with stock acquisition rights unless such issuance is made under specially favorable conditions.
Liquidation Rights
     In the event of liquidation, our assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among our shareholders in proportion to the number of shares they own.
Liability to Further Calls or Assessments
     All of our currently outstanding shares are fully paid and non-assessable.
Shareholders’ Rights to Bring Actions Against Directors
     The Japanese Corporate Law contains clauses that allow shareholders who have held our shares for six months to claim proposals for pursuing Directors’ management responsibilities. Derivative actions may be brought in situations including those where the Company lends money to Directors, engages in self-interested transactions or violates any law, ordinance or the Articles of Incorporation. If our Board of Directors has not instituted an action within 60 days of a shareholder’s demand, the shareholder may initiate a lawsuit as a derivative action. The Corporate Law also provides an exception to the 60-day waiting period, when a wait of 60 days might cause a company irreparable damage. In these cases, the shareholder may institute the action immediately, but must notify the company without delay. For example, if we could suffer irreparable damage from an illegal act of our Director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the Director from performing the illegal act. In addition, pursuant to the Corporate Law, shareholders have a right to institute a direct lawsuit for recovery of monetary damages against directors, statutory auditors, a company’s independent accountant, and others if any such person causes damage to a third-party, including shareholders, by their gross negligence or willful conduct.
Limitations Affecting Security Holders
Japanese Unit Share System
     Our Articles of Incorporation provide that 100 shares constitute one “unit.” The Corporate Law permits our Board of Directors to reduce the number of shares that constitute one unit or abolish the unit system entirely without a resolution at the shareholders’ meeting. An increase in the number of shares that constitute one unit requires an amendment of the Articles of Incorporation by a special resolution at the shareholders’ meeting. In any case, the number of shares constituting one unit may not exceed 1,000 shares.
     Under the Corporate Law, shareholders have one voting right for each unit of shares they hold. Any number of shares less than a full unit will carry no voting rights and be excluded for the purposes of calculating the quorum for voting purposes. Moreover, in accordance with the Corporate Law, our Articles of Incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our Articles of Incorporation, including the following rights:

•	to receive distributions of Surplus;

•	to receive cash or other assets in case of a consolidation or split of shares, exchange or transfer of shares or corporate merger;

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders; and

•	to participate in any distribution of surplus assets upon liquidation.
     Our Articles of Incorporation provide that no share certificates will be issued with respect to any number of shares constituting less than one unit. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which no share certificates are issued is non-transferable.
     Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares
     A holder of our shares representing less than one unit may at any time require us (through a participating institution in the case of a beneficial shareholder under the central clearing system) to purchase them at the last selling price as reported by the Tokyo Stock Exchange on the day of the request. Alternatively, if the stock exchange does not report any sale of our shares on the day of the request, the holder of these shares may require us to purchase them at their first subsequent trading price on the stock exchange, less any applicable brokerage commission. However, because holders of our ADRs representing less than one unit cannot withdraw the underlying shares from a depositary institution, these holders will not be able to exercise this right as a practical matter.
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

Acquisition or Disposition of Shares or ADSs
     In general, non-residents of Japan and corporations whose principal offices are located outside Japan may acquire shares of stock of a Japanese company listed on any Japanese stock exchange from residents of Japan without any restriction but subject to the requirements under the foreign exchange regulations and securities laws as described below. Under the Foreign Exchange and Foreign Trade Law, foreign exchange and foreign trade transactions are, with minor exceptions relating to inward direct investments generally inapplicable to our shares, subject only to post-transaction reporting requirements. Non-residents of Japan, including foreign corporations not resident in Japan, who acquire or dispose of shares of common stock or ADSs, are generally not required to submit post-transaction reports. The Minister of Finance of Japan, however, has the power to impose a licensing requirement for transactions in limited circumstances.
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
Ordinary General Meeting of Shareholders
     We normally hold our ordinary general meeting of shareholders in June of each year in Matsuyama, or in a neighboring area, or Shinjuku, Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two-week advance notice stating the place, time, and purpose of the meeting. Under the Corporate Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to its resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.
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
     As described above, shareholders not resident in Japan are required to provide a mailing address within Japan or to appoint a standing proxy in Japan. A local standing proxy can usually handle the transfer of shares and registration of purchases and the application for reduced withholding tax. (See “Taxation — Japanese Tax Considerations” below.)
Share Registrar for Our Shares
     The Chuo Mitsui Trust and Banking Co., Ltd. acts as the share registrar for our shares. Its office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo 168-0063, Japan. The Chuo Mitsui Trust and Banking Co., Ltd. maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.
Record Dates for Our Shares
     March 31 is the record date for our year-end dividends, if paid, and September 30 is the record date for our semi-annual dividends, if paid. We set March 31 as the record date for determining shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two-week prior public notice.
     Our shares are generally traded ex-dividend or ex-rights on the Tokyo Stock Exchange on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.
C. Material Contracts.
     We are not a party to any material contract, other than contracts entered into in the ordinary course of business, during the period beginning April 1, 2005 through the date of this annual report on Form 20-F.
D. Exchange Controls.
     There are no laws, decrees, regulations or other legislation that affect our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our shares.

E. Taxation.
United States Tax Considerations
     This section, “United States Tax Considerations,” describes the material U.S. federal income tax consequences of owning shares or ADSs. This section applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the dollar.
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
     You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:
•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

     In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares generally will not be subject to U.S. federal income tax.

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
     Special PFIC Tax Rules
     This subsection applies to you if you are a U.S. holder and do not make a mark-to-market election. You will be subject to special PFIC tax rules with respect to:
•	any gain you realize on the sale or other disposition of your shares or ADSs (including the pledging of your shares or ADSs as security for a loan); and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).
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
     Under these special PFIC tax rules:
•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.

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
     If you receive distributions that are not subject to the special PFIC tax rules, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income at the ordinary income tax rate when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of any distribution that you must include in your income as a U.S. holder will be the dollar value of the yen payments made, determined at the spot yen/dollar rate on the date the distribution is includible in your income, regardless of whether the payment is in fact converted into dollars. Generally, any gains or losses resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into dollars will be treated as ordinary income or losses and will not be eligible for the special tax rate applicable to qualified dividend income. The gains or losses generally will be income or losses from sources within the United States for foreign tax credit limitation purposes. If you receive distributions that are not subject to the special PFIC tax rules and that are in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, you will be treated as having received a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter you will recognize capital gain, which will be taxed in accordance with the special PFIC tax rules described above.
     Mark-to-market Rules
     The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election, that is, you elect to mark-to-market annually the gains and losses in our shares or ADSs and our shares or ADSs are treated as “marketable stock.” We believe that our shares of common stock are and will continue to be “marketable stock” as long as they continue to be traded on the New York Stock Exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take ordinary losses in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or losses amounts. In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year and such dividends will therefore not be eligible for taxation at the 15% maximum rate applicable to qualified dividend income. It is unclear how the mark-to-market rules apply to a PFIC whose shares are “marketable stock,” but owns subsidiary PFICs whose shares are not “marketable stock.”
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
Japanese Tax Considerations
     This section, “Japanese Tax Considerations,” is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable. As tax laws are frequently revised, the statements regarding Japanese tax laws below are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in their interpretation, occurring after the date of this prospectus. This summary is not exhaustive of all possible tax considerations that may apply to specific investors under particular circumstances. Potential investors should satisfy themselves as to:
•	the overall tax consequences of the acquisition, ownership and disposition of our shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence, by consulting with their own tax advisers.
     Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends paid on our shares. Stock splits are generally not subject to Japanese income or corporation tax, as they are characterized merely as an increase of number of shares, as opposed to an increase of value of shares, from Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal reserve (but, in general, other than additional paid-in capital) into common stock (share capital) on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xv) of the Japanese Corporation Tax Law Enforcement Order).
     Under the 2001 tax legislation, if we purchase our listed shares (i) by a tender offer or (ii) from a specific shareholder other than through a market purchase for the purpose of cancellation with retained earnings, the selling shareholders, whether individuals or corporations, are in general required to recognize:
•	the deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the selling price into the repayment of share capital portion, including general additional paid-in capital, and retained earnings portion on a non-consolidated basis under Article 24 (1) (v) of the Japanese Corporation Tax Law; and

•	capital gains or losses computed as a difference between the basis of shares subject to the tender offer at the shareholder level and the amount of the consideration for the tender offer, deducting the amount corresponding to the deemed dividend computed as (i) above under Article 61-2 (1) of the same law.

     On the other hand, no deemed dividend is required to be recognized if we purchase our shares at/through the stock market due to the difficulty to identify each shareholder sold our shares (Articles 24 (1) (iv) and 61-2 (xi) of the Japanese Corporation Tax Law and Article 23 (3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders, no deemed dividend is required to be recognized until March 31, 2009 (a two-year extension is promulgated under the 2007 Japanese tax legislation) due to the operation of a temporary measurement (Article 9-6 of the Japanese Special Tax Measurement Law). Therefore, they are only required to recognize capital gains or losses of the shares subject to the tender offer. In the meantime, when shares are acquired by us, whether by way of a tender offer or otherwise, for the purpose of cancellation with retained earnings, the shareholders, whether individuals or corporations, whose shares are not acquired by us were previously deemed to have received a dividend corresponding to the notional increase of share value by the share cancellation under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders, whether individuals or corporations, whose shares are not cancelled.
     Unless a tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares paid by us to non-resident shareholders is:
•	7% for dividends to be paid between January 1, 2004 and March 31, 2009 (a one-year extension is promulgated under the 2007 Japanese tax legislation) as a temporary measurement; and

•	15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, in which case the applicable rate is 20%.
     Japan has income tax treaties, conventions or agreements that generally promulgate the above-mentioned withholding tax rate to 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Under the new tax treaty between United States and Japan, of which withholding tax treatment is applicable effective from July 1, 2004 to dividends declared thereafter, the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified U.S. residents eligible to enjoy treaty benefits. Note that, under the new tax treaty between U.S. and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar changes are made to the new tax treaty between the United Kingdom and Japan which is applicable to dividends declared on or after January 1, 2007. By virtue of the operation of the preservation doctrine under each tax treaty (e.g., under Article 1 (2) of the tax treaty between United States and Japan), and/or under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the Japanese statutory rate is lower than the maximum rate applicable under the Tax Treaty, the Japanese statutory rate shall apply. If the domestic tax rate still applies, no treaty application is required to be filed, consequently. In the case where the treaty rate applies, non-resident shareholders entitled to a reduced Japanese withholding tax rate on our dividends are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide this application service. (See “Settlement for Our Shares” above.) With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention — one before payment of dividends and the other within eight months of our fiscal year end. To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will be entitled to claim the refund of taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.
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

F. Dividends and Paying Agents.
     Not required.
G. Statement by Experts.
     Not required.
H. Documents on Display.
     We file periodic reports and other information with the Securities and Exchange Commission, or SEC. The SEC maintains an Internet site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may also inspect our reports filed with the SEC and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.nisgroup.jp/english. This information is not incorporated by reference into this annual report on Form 20-F. Also, as a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.
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
     The following table indicates the weighted-average contractual maturity of each of our loan categories at the end of each of the years indicated:

	As of March 31,
	2005	2006	2007
		(Years)
Secured loans	1.6	1.5	1.4
SME loans (1)	4.0	3.9	3.7
Consumer loans (1)	4.9	4.9	5.0
Other loans	3.5	4.3	4.1

(1)	The average maturity of revolving loans included in each of SME loans and consumer loans is 3.0 years based on the three-year term of the loan contract, which is automatically renewable.
     The following table indicates the average actual interest rate of each of our loan categories for each of the years indicated:

	Year Ended March 31,
	2005		2006	2007
Secured loans	9.6%		7.3%	6.8%
SME loans	21.0		19.5	18.8
Consumer loans	21.5	(1)	19.7	19.0
Other loans	12.0		10.7	12.4

(1)	Reflecting the sale of most of the outstanding balance of our consumer loans to NETCARD, Inc. (formerly known as Orient Credit Co., Ltd.) in June 2004.
     Our average actual lending rate per year on loans receivable was 20.1% for the year ended March 31, 2005, 16.4% for the year ended March 31, 2006 and 13.1% for the year ended March 31, 2007. The following table illustrates the after tax impact of a hypothetical decrease in our average lending rates on our loans receivable:

	Assumed average actual interest rate per year
	12.5%	12.0%	11.5%
	(In millions)
Net losses as reported	¥(1,610)	¥(1,610)	¥(1,610)
Net losses as adjusted for hypothetical decrease in interest rates	(2,474)	(3,235)	(3,996)
     Based on the average actual lending rate of 13.1% per year for the year ended March 31, 2007 and rate of change in our average actual lending rate on loans receivable in the past few years, we believe the above range of 12.5% to 11.5% per year reasonably captures the likely changes in the weighted-average lending rate on loans receivable during the fiscal year ending March 31, 2008.

     We have been focusing our efforts on acquisition of prime customers with low credit risk responding to diversification of customers’ need, especially SMEs, by promoting alliance businesses with various companies. We have been strategically shifting our resources away from our consumer loan business, and in line with this strategic shift, we sold most of the outstanding balance of our unguaranteed consumer loans to a third-party in June 2004, and concentrated on extending loans to SMEs and their owners, centering on real estate financing to property companies. These movements have caused our lending rates on loans receivable to decrease as our unguaranteed consumer loans typically carried a higher average lending rate than our SME loans and secured loans. Since our unguaranteed consumer loans also had a higher charge-off ratio than all of our other loan products, particularly our secured loans, we expected an improvement in our profit margin as the decreased provision for loan losses would have been mitigated the negative impact from our reduced average actual lending rate. However, due to a recognition of allowance and reserve related to excess interest repayments to provide for the increasing borrowers’ demand for refund of excess interest reflecting the recent Supreme Court decisions concerning “gray-zone” interest, our net interest income from lending activities as a percentage of our gross interest income fell to 18.7% for the year ended March 31, 2007 compared to 60.2% for the previous fiscal year. Although we expect our average lending rate on loans receivable to continue declining in the short to medium term, we believe that our ongoing efforts to shift our resources to our non-consumer loan businesses and acquisition of high profile receivables will have a positive effect on our net income growth by offsetting to a certain extent the downward pressure on our net income created by the reduced lending rate.
     Servicing Business
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
Liability-side Risk
     Interest Rate Risk
     Our exposure to changes in interest rates arises primarily from our long-term borrowings that bear interest at variable rates and our cash and cash equivalents. As discussed in “Liquidity and Capital Resources — Capital Requirements” in Item 5.B of this annual report on Form 20-F, we require a significant amount of borrowings to fund our lending activities.
     The following table shows the repayment schedule for our outstanding bonds and other long-term borrowings and the average interest rates on these borrowings:

								As of
								March 31,
	Year Ending March 31,							2007
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(In millions except percentages)
Bonds	¥8,460	¥28,030	¥5,250	¥—	¥—	¥—	¥41,740	¥41,524
Average interest rate	1.60%	1.42%	2.63%	—	—	—	1.59%

Variable (1)	53,336	31,125	6,826	34,902	521	372	127,082	127,082
Average interest rate	1.64%	1.71%	1.71%	0.97%	0.17%	—	1.62%

Fixed	46,679	21,397	22,034	1,875	10	—	91,995	89,090
Average interest rate	2.53%	3.32%	3.25%	1.89%	—	—	2.86%

(1)	Variable interest rate borrowings include asset-backed securities.

     Our debt obligations mature at various times through March 2012 and carry interest rates ranging between 0.67% and 5.0%. Our borrowings bear either a fixed rate or a variable rate indexed to the Tokyo Inter-Bank Offered Rate (TIBOR), or the London Inter-Bank Offered Rate (LIBOR), or the short-term or long-term prime rates in Japan. In order to reduce our exposure to fluctuations in interest rates on variable rate borrowings, we utilize derivative instruments such as interest rate swap contracts. As of March 31, 2007, we had one outstanding interest rate swap agreement with notional principal amount of ¥263 million, which matures in December 2008. Under this agreement, we receive payments at TIBOR plus 0.95% and make payments at an interest rate of 2.20%.
     The weighted-average interest rate on our short-term borrowings was 1.2% at March 31, 2005, 1.0% at March 31, 2006, and 1.9% at March 31, 2007, and our weighted-average long-term borrowing rate on variable-rate borrowings was 1.9% at March 31, 2005, 1.3% at March 31, 2006 and 2.0% at March 31, 2007.
     The following table illustrates the after tax impact of a hypothetical increase in our average borrowing rates on our short-term borrowings and variable-rate long-term borrowings:

	Assumed weighted-average interest rate
	2%	3%	4%
	(In millions)
Net losses as reported	¥(1,610)	¥(1,610)	¥(1,610)
Net losses as adjusted for hypothetical increase in interest rates	(1,688)	(2,622)	(3,556)
     We believe that the likelihood of hypothetical increases in our average borrowing rates is significantly greater than that of hypothetical decreases, as the weighted-average interest rate on our own borrowings has been extremely low in recent years. In addition, in July 2006, the Bank of Japan changed the interest rate policy, and the official discount rate offered by the Bank of Japan, which had remained at 0.1% since September 2001, was increased to 0.4%.

Investment Price Risk
     We invest in marketable and non-marketable equity securities for business and strategic purposes. The book carrying value of these equity securities, including warrants, was ¥28,143 million as of March 31, 2006, of which ¥4,747 million were non-marketable, and ¥25,002 million as of March 31, 2007, of which ¥8,064 million were non-marketable. We also had non-equity investments that amounted to ¥13,928 million as of March 31, 2006, of which ¥13,734 million were investment funds, ¥114 million were debt securities and ¥80 million were other, and ¥12,381 million as of March 31, 2007, of which ¥12,339 million were investment funds, ¥35 million were debt securities and ¥7 million were other.
     We are exposed to changes in the market value of our investments. We have realized gains and losses from both sales of investments, as well as from impairment as a result of other-than-temporary declines in market value. With respect to our sales of investments, our gross realized gains were ¥939 million for the year ended March 31, 2005, ¥4,185 million for the year ended March 31, 2006 and ¥1,357 million for the year ended March 31, 2007, and our gross realized losses were ¥5 million for the year ended March 31 2005, ¥2 million for the year ended March 31, 2006 and ¥105 million for the year ended March 31, 2007. We experienced realized losses of ¥1,447 million on impairment of investment securities, for the year ended March 31, 2005, ¥475 million for the year ended March 31, 2006 and ¥2,420 million for the year ended March 31, 2007.
Item 12. Description of Securities Other than Equity Securities
     Not required.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     As of March 31, 2007, our management, with the participation of Kunihiko Sakioka, our chairman, representative director and co-chief executive officer, Shinsuke Amiya, our president, representative director and co-chief executive officer, and Akihiro Nojiri, our executive director and principal financial officer, performed an evaluation of our disclosure controls and procedures.
     Under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, disclosure controls and procedures mean controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our co-chief executive officers and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
     Based on that evaluation, our co-chief executive officers and principal financial officer concluded that our disclosure controls and procedures were effective as of the date of the evaluation.
Management’s Annual Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934). Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management, with the participation of our co-chief executive officers and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of March 31, 2007, based on the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Management concluded that, as of March 31, 2007, our internal control over financial reporting was effective.
     Our independent registered public accounting firm, BDO Sanyu & Co., has issued an audit report on management’s assessment of the effectiveness of our internal control over financial reporting, which is included herein.
Changes in Internal Control Over Financial Reporting
     With the participation of our co-chief executive officers and principal financial officer, we also evaluated any change in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2007. Based on that evaluation, our co-chief executive officers and principal financial officer concluded that no change was made in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
     Our Board of Statutory Auditors has determined that we do not have an “audit committee financial expert” as defined in Item 16A of Form 20-F, serving on the Board of Statutory Auditors. We believe that the combined knowledge, skills and experience of our Statutory Auditors enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002, as amended. In addition, our Statutory Auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.
Item 16B. Code of Ethics
     We have adopted a code of ethics that applies to all of our officers including our principal executive officer, principal financial officer, principal accounting officer or controller, and all of our employees. A copy of our code of ethics is included herein as an exhibit.
Item 16C. Principal Accountant Fees and Services
     The following table shows information about fees paid by us to BDO Sanyu & Co., our principal accountants. All services performed by BDO Sanyu & Co were approved by our Board of Statutory Auditors:

	Year Ended March 31,
	2005	2006	2007
	(In millions)
Audit Fees (1)	¥45	¥54	¥92
Audit-Related Fees (2)	17	6	3
Tax Fees (3)	—	—	—
All Other Fees (4)	—	—	—

(1)	These are the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountants for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	These are the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit of our financial statements other than those reported under “Audit Fees” above. These services include due diligence and preparation of comfort letters in connection with bond offerings.

(3)	These are the aggregate fees billed for each of the fiscal years for professional services rendered by our principle accountants for tax compliance, tax advice and tax planning.

(4)	These are the aggregate fees billed for the fiscal year for products and services provided by our principle accountants other than those included above.
     Our Board of Statutory Auditors currently approves every engagement by us of BDO Sanyu & Co. or any of its affiliates for audit or non-audit services prior to the provision of these services. We are considering whether or not to establish pre-approval policies and procedures to facilitate the responsibility of our Board of Statutory Auditors to monitor the independence of BDO Sanyu & Co.

Item 16D. Exemptions from the Listing Standards for Audit Committees
     With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c) (3) of that Rule available to foreign private issuers with boards of auditors (or similar bodies), or statutory auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of statutory auditors, the requirements for relying on paragraph (c) (3) of Rule 10A-3 are as follows:
•	The board of statutory auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors;

•	Japanese law must and does require the board of statutory auditors to be separate from the board of directors;

•	None of the members of the board of statutory auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of statutory auditors;

•	Japanese law must and does set forth standards for the independence of the members of the board of statutory auditors from the listed company or its management;

•	The board of statutory auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F; and

•	To the extent permitted by Japanese law:
•	the board of statutory auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by the listed company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by the listed company’s employees of concerns regarding questionable accounting or auditing matters;

•	the board of statutory auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of statutory auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the board of statutory auditors, and (iii) ordinary administrative expenses of the board of statutory auditors that are necessary or appropriate in carrying out its duties.
     In our assessment, our Board of Statutory Auditors, which meets the requirements for reliance on the exemption in paragraph (c) (3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table shows the purchases made by us of our shares during the year ended March 31, 2007:

			Total Number of	Maximum Number
			Shares Purchased as	of Shares that May
			Part of Publicly	Yet Be Purchased
	Total Number of	Average Price Paid	Announced Plans or	Under the Plans or
Calendar Month	Shares Purchased	per Share	Program	Programs
April 2006	20	¥2,342	N/A	N/A
May 2006	4	2,468	N/A	N/A
June 2006	10	1,805	N/A	N/A
July 2006	10	1,233	N/A	N/A
August 2006	18	1,593	N/A	N/A
September 2006	83	1,558	N/A	N/A
October 2006	21	1,491	N/A	N/A
November 2006	14	1,202	N/A	N/A
December 2006	8	1,419	N/A	N/A
January 2007	9	1,303	N/A	N/A
February 2007	3	1,400	N/A	N/A
March 2007	3	1,293	N/A	N/A

Total	203	¥1,598	N/A	N/A

     Under the Corporate Law of Japan, a holder of shares constituting less than one full unit may require us to purchase such shares at their market value. (See “Rights of Our Shareholders — Rights with Respect to Distribution of Surplus, Stock Repurchases and Stock Splits” in Item 10.B of this annual report on Form 20-F.) During the year ended March 31, 2007, we purchased 203 shares for a total purchase price of ¥0 million upon such requests from holders of shares constituting less than one full unit.

PART III
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     The information required by this item begins on page F-1 of this annual report on Form 20-F.
Item 19. Exhibits

Exhibit
Number	Description
1.1	— Our Articles of Incorporation (English Translation)

1.2	— Our Share Handling Regulations (English Translation)

1.3	— Our Regulations of the Board of Directors (English Translation)

1.4	— Our Regulations of the Board of Statutory Auditors (English Translation)

2.1	— Our Specimen of Common Stock Certificates (English Translation)

2.2
— Form of Deposit Agreement Among NIS Group Co., Ltd., The Bank of New York as Depositary and All Owners and Holders from Time to Time of American Depositary Receipts, Including the Form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-97133) filed on July 24, 2002)

8.1	— List of Our Subsidiaries

11.1	— Our Code of Ethics

12.1	— Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	— Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.3	— Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	— Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	— Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.3	— Certification of the chief financial officer required by 18 U.S.C. Section 1350
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

NIS GROUP CO., LTD.
By	/s/ Shinsuke Amiya
	Name:	Shinsuke Amiya
	Title:	President, Representative Director of the Board and Co-Chief Executive Officer

September 28, 2007

S-1

NIS GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders,
NIS Group Co., Ltd.
Tokyo, Japan
     We have audited the accompanying consolidated balance sheets of NIS Group Co., Ltd and its subsidiaries (collectively, the “Group”) as of March 31, 2006 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NIS Group Co., Ltd. and its subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 27, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.
     As more fully described in Notes 2(t) and 22 to the consolidated financial statements, on April 1, 2006, the Group adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”
     Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1 to the consolidated financial statements.
BDO Sanyu & Co.
Osaka, Japan
September 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Board of Directors and Stockholders of NIS Group Co., Ltd.
     We have audited management’s assessment, included in the accompanying Item 15, “Controls and Procedures,” that NIS Group Co., Ltd. and its subsidiaries (collectively, the “Group”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that NIS Group Co., Ltd. and its subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, NIS Group Co., Ltd. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NIS Group Co., Ltd. and its subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007 and our report dated September 27, 2007 expressed an unqualified opinion thereon.
BDO Sanyu & Co.
Osaka, Japan
September 27, 2007

CONSOLIDATED BALANCE SHEETS
NIS GROUP CO., LTD. AND ITS SUBSIDIARIES
March 31, 2006 and 2007

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)
	2006	2007	2007
Assets
Cash and cash equivalents	¥22,860	¥28,344	$ 240,102
Restricted cash	3,417	10,331	87,514
Loans receivable, net	225,947	250,780	2,124,354
Purchased loans receivable, net	24,155	28,910	244,896
Interest receivable	1,021	1,117	9,462
Investment securities	42,071	38,384	325,150
Real estate for sale	20,792	67,327	570,326
Property and equipment, net	11,169	8,448	71,563
Investment in affiliates	617	2,833	23,998
Deferred income taxes	721	6,488	54,960
Other assets	7,173	11,115	94,156

Total assets	¥359,943	¥454,077	$3,846,481

Liabilities and Shareholders’ Equity
Short-term borrowings	¥60,411	¥84,258	$ 713,748
Accrued income taxes	6,089	3,714	31,461
Accrued expenses	702	915	7,751
Long-term borrowings	198,924	260,817	2,209,377
Capital lease obligations	1,337	859	7,277
Accrued retirement benefits	647	380	3,219
Deferred income taxes	1,382	256	2,169
Other liabilities	7,514	16,123	136,578

Total liabilities	277,006	367,322	3,111,580

Minority interests	2,433	4,192	35,510

Commitments and contingencies (Notes 12, 13 and 16)

Shareholders’ equity (Note 17):
Common stock — designated value
Authorized — 384,000,000 shares as of March 31, 2006 and 2007
Issued — 140,647,064 and 145,894,350 shares as of March 31, 2006 and 2007, respectively	11,849	16,289	137,984
Additional paid-in capital	14,808	19,490	165,100
Retained earnings	50,197	46,629	394,994
Cumulative other comprehensive income	5,485	1,721	14,579
Less treasury stock, at cost:
4,005,104 shares and 3,417,449 shares at March 31, 2006 and 2007, respectively	(1,835)	(1,566)	(13,266)

Total shareholders’ equity	80,504	82,563	699,391

Total liabilities and shareholders’ equity	¥359,943	¥454,077	$3,846,481

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
NIS GROUP CO., LTD. AND ITS SUBSIDIARIES
For the Years Ended March 31, 2005, 2006 and 2007

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2005	2006	2007	2007
Interest income	¥29,488	¥29,826	¥33,706	$285,523
Provision for losses on excess interest repayments	2,132	3,331	12,664	107,276

Net interest income	27,356	26,495	21,042	178,247

Interest expense	2,971	2,602	3,870	32,783

Net interest income before provision for loan losses	24,385	23,893	17,172	145,464

Provision for loan losses	5,817	5,923	10,853	91,936

Net interest income from lending activities	18,568	17,970	6,319	53,528

Other revenue:
Interest income from purchased loans	3,255	4,960	5,989	50,733
Gain on sales of real estate, net	477	1,584	5,379	45,565
Guarantee fees received, net	317	508	588	4,981
Rents, dividends and other	954	4,393	5,629	47,683

Total other revenue	5,003	11,445	17,585	148,962

Operating expense:
Interest expense	188	503	1,037	8,784
Salaries and employee benefits	6,521	7,181	8,534	72,291
Occupancy, furniture and equipment	2,395	2,654	3,196	27,073
Advertising	333	629	264	2,236
Other general and administrative expenses	6,001	6,765	9,552	80,916

Total operating expense	15,438	17,732	22,583	191,300

Operating income	8,133	11,683	1,321	11,190

Other income:
Gains on sale of loans receivable	3,327	—	—	—
(Losses) gains on sales and impairment of investment securities, net	(513)	3,708	(1,168)	(9,894)
Gains (losses) on sales of subsidiaries and affiliates, net	1,339	(43)	295	2,499
Equity losses in affiliates, net	(92)	(61)	(8)	(68)

Total other income (losses)	4,061	3,604	(881)	(7,463)

Other expense:
Losses on sale, disposal and impairment of long-lived assets, net	94	16	189	1,601
Minority interests	192	602	264	2,236

Total other expense	286	618	453	3,837

Income (losses) before income taxes	11,908	14,669	(13)	(110)

Income taxes	4,646	6,214	1,597	13,528

Net income (losses)	¥ 7,262	¥ 8,455	¥(1,610)	$ (13,638)

				U.S. Dollars
Per share data	Yen			(Note 1)
Net income (losses) — basic	¥59.60	¥65.40	¥(11.42)	$(0.097)
— diluted	54.00	61.60	(11.42)	(0.097)

Weighted-average shares outstanding	Thousands of Shares
Basic	122,083	129,247	140,924
Diluted	135,193	137,942	140,924
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NIS GROUP CO., LTD. AND ITS SUBSIDIARIES
For the Years Ended March 31, 2005, 2006 and 2007

	Number of Shares	Millions of Yen
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2004	129,337	¥7,218	¥9,092	¥38,351	¥3,371	¥(3,735)	¥54,297
Exercise of stock warrants and convertible bonds	1,383	561	551				1,112
Stock issuance costs			(23)				(23)
Comprehensive income:
Net income				7,262			7,262
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					4,725		4,725
Change in net unrealized losses on derivative instruments					(1)		(1)
Change in foreign currency adjustments					(9)		(9)

Total comprehensive income							11,977

Cash dividends paid				(1,300)			(1,300)
Purchases of treasury stock						(1)	(1)
Sales of treasury stock			216			693	909

Balance as of March 31, 2005	130,720	7,779	9,836	44,313	8,086	(3,043)	66,971
Conversion of convertible bonds	9,927	4,070	4,050				8,120
Stock issuance costs			(77)				(77)
Comprehensive income:
Net income				8,455			8,455
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					(2,765)		(2,765)
Change in net unrealized losses on derivative instruments					4		4
Change in foreign currency adjustments					160		160

Total comprehensive income							5,854

Cash dividends paid				(2,571)			(2,571)
Purchases of treasury stock						(2)	(2)
Sales of treasury stock			999			1,210	2,209

Balance as of March 31, 2006	140,647	¥11,849	¥14,808	¥50,197	¥5,485	¥(1,835)	¥80,504

(Continued)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NIS GROUP CO., LTD. AND ITS SUBSIDIARIES
For the Years Ended March 31, 2005, 2006 and 2007

	Number of Shares	Millions of Yen
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
(Continued)
Balance as of March 31, 2006	140,647	11,849	14,808	50,197	5,485	(1,835)	80,504
Conversion of convertible bonds	946	397	377				774
Sale of new shares to a third-party	4,301	4,043	3,957				8,000
Stock compensation costs			220				220
Stock issuance costs			(99)				(99)
Comprehensive income:
Net income (losses)				(1,610)			(1,610)
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					(3,974)		(3,974)
Change in foreign currency adjustments					210		210

Total comprehensive income (losses)							(5,374)

Cash dividends paid				(1,958)			(1,958)
Purchases of treasury stock
Sales of treasury stock			227			269	496

Balance as of March 31, 2007	145,894	¥16,289	¥19,490	¥46,629	¥1,721	¥(1,566)	¥82,563

	Number of Shares	Thousands of U.S. Dollars (Note 1)
	of Common Stock				Cumulative Other		Total
	Issued	Common	Additional	Retained	Comprehensive	Treasury Stock,	Shareholders’
	(Thousands)	Stock	Paid-in Capital	Earnings	Income	at Cost	Equity
Balance as of March 31, 2006	140,647	$100,373	$125,438	$425,218	$ 46,463	$(15,544)	$681,948
Conversion of convertible bonds	946	3,363	3,194				6,557
Sale of new shares to a third-party	4,301	34,248	33,520				67,768
Stock compensation costs			1,864				1,864
Stock issuance costs			(839)				(839)
Comprehensive income:
Net income (losses)				(13,638)			(13,638)
Other comprehensive income, net of tax
Change in net unrealized gains on investment securities					(33,664)		(33,664)
Change in foreign currency adjustments					1,780		1,780

Total comprehensive income (losses)							(45,522)

Cash dividends paid				(16,586)			(16,586)
Purchases of treasury stock
Sales of treasury stock			1,923			2,278	4,201

Balance as of March 31, 2007	145,894	$137,984	$165,100	$394,994	$ 14,579	$(13,266)	$699,391

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS GROUP CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2005, 2006 and 2007

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2005	2006	2007	2007
Operating Activities
Net income (losses)	¥7,262	¥8,455	¥(1,610)	$(13,638)
Adjustments to reconcile net income (losses) to net cash provided by operating activities:
Provision for losses on excess interest repayments	2,132	3,331	12,664	107,276
Provision for loan losses	5,817	5,923	10,853	91,936
Depreciation and amortization	1,175	1,333	1,678	14,214
Amortization of debt issuance costs	239	184	193	1,635
Amortization of loan origination costs (income)	540	431	(280)	(2,372)
Stock compensation costs	—	—	383	3,244
Gain on sale of loans receivable	(3,327)	—	—	—
Losses (gains) on sale and impairment of investment securities, net	513	(3,708)	1,168	9,894
Losses on sale, disposal and impairment of long-lived assets, net	94	16	189	1,601
(Gains) losses on sale of subsidiaries and affiliates, net	(1,339)	43	(295)	(2,499)
Equity losses in affiliates, net	92	61	8	68
Deferred income taxes	1,427	(1,460)	(4,180)	(35,409)
Minority interests	192	602	264	2,236
Changes in assets and liabilities:
Interest receivable	229	(166)	(95)	(805)
Accrued income taxes and expenses	(2,181)	5,521	(2,161)	(18,306)
Other liabilities	1,821	3,704	4,897	41,484

Net cash provided by operating activities	14,686	24,270	23,676	200,559

Investing Activities
Proceeds from sales of loans receivable	32,697	—	—	—
Loans receivable, net of principal collections	(17,615)	(82,347)	(40,581)	(343,761)
Purchases of distressed loans	(16,896)	(19,779)	(19,579)	(165,853)
Proceeds from principal collections of distressed loans	6,840	6,956	12,872	109,039
Proceeds from sales of distressed loans	—	711	—	—
Purchases of investment securities	(16,508)	(26,794)	(12,207)	(103,405)
Proceeds from sales of investment securities	5,125	12,707	10,323	87,446
Purchases of real estate for sale	(1,958)	(24,699)	(55,209)	(467,675)
Proceeds from sales of real estate	974	5,395	13,411	113,604
Purchases of property and equipment	(1,754)	(6,368)	(5,270)	(44,642)
Proceeds from sales of property and equipment	16	3	13	110
Investment in affiliates	(160)	(46)	(3,732)	(31,614)
Acquisition of a new subsidiary, net of cash acquired	(764)	(554)	—	—
Other changes in other assets	(2,543)	(1,161)	116	983

Net cash used in investing activities	(12,546)	(135,976)	(99,843)	(845,768)

				(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS GROUP CO., LTD. AND SUBSIDIARIES
For the Years Ended March 31, 2005, 2006 and 2007

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)
	2005	2006	2007	2007
(Continued)
Financing Activities
Deposit of restricted cash	(411)	(2,571)	(6,914)	(58,568)
Issuance of commercial paper	15,100	65,900	123,600	1,047,014
Repayments of commercial paper	(14,800)	(39,400)	(126,500)	(1,071,580)
Proceeds from short-term borrowings	20,851	107,472	278,600	2,360,017
Repayments of short-term borrowings	(13,483)	(87,144)	(251,860)	(2,133,503)
Proceeds from long-term borrowings	83,685	141,918	130,888	1,108,751
Repayments of long-term borrowings	(88,555)	(76,425)	(73,508)	(622,685)
Payments of capital lease obligations	(823)	(614)	(641)	(5,430)
Proceeds from sale of stock	54	—	8,000	67,768
Stock issuance costs	(23)	(77)	(99)	(839)
Purchases of treasury stock	(1)	(2)	—	—
Proceeds from sales of treasury stock	909	2,209	496	4,201
Dividends paid	(1,300)	(2,571)	(1,958)	(16,586)
Dividends paid to minority interests	—	(99)	(214)	(1,813)
Proceeds from issuance of new shares by subsidiaries	2,132	79	1,548	13,113

Net cash provided by financing activities	3,335	108,675	81,438	689,860

Effect of exchange rate changes on cash and cash equivalents	(9)	182	213	1,804
Net increase (decrease) in cash and cash equivalents	5,466	(2,849)	5,484	46,455
Cash and cash equivalents at beginning of year	20,243	25,709	22,860	193,647

Cash and cash equivalents at end of year	¥25,709	¥22,860	¥28,344	$240,102

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Business Organization and Basis of Presentation
(a) Description of Business
NIS GROUP CO., LTD. (the “Company”), formerly NISSIN CO., LTD., was incorporated in May 1960 in Ehime Prefecture in western Japan and has expanded nationwide. The Company and its subsidiaries (collectively, the “Group”) operate mainly in Japan. The Company currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in financial activities in Japan, the Company is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
The Company is a non-bank financial institution providing integrated financial services to owners of small to medium-sized enterprises (“SMEs”), sole proprietors, and consumers as its main business, centering on providing loan products. The Group provides various loan products. These are categorized into secured loans, SME loans, consumer loans or other loans, as follows:
Secured loans are secured by real property and are primarily designed for property companies for use as working capital for the development of small to medium commercial or residential buildings. These loans have a high degree of liquidity and typically mature within two years.
SME loans are mainly unsecured loans designed for SME owners which require one or more guarantees from third-party individuals and unsecured revolving loans not requiring a guarantor.
Consumer loans are debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders, which require one or more guarantors, and unsecured revolving loans to consumers at fixed interest rates.
Other loans consist of direct financing leases, installment credits, note discounting, and other lending services.
The Group also provides other financial services such as credit enhancement through guarantee and operating leases.
In addition, the Group is seeking to achieve further growth and profit performance by devoting management efforts to our four businesses; namely, investment banking, servicing, real estate and China-related businesses.
Nissin Servicer Co., Ltd. (“Nissin Servicer”), a 73.8%-owned subsidiary, engages in the loan servicing business mainly by purchasing distressed loans from financial institutions and servicing these loans for its own account. Nissin Servicer also seeks to acquire distressed real estate assets in connection with disposal by financial institutions of non-performing loans for restructuring and reselling.
NIS Property Co., Ltd. (“NIS Property”), a wholly-owned subsidiary, was established in June 2000. Its business consists of real estate transactions, brokerage, appraisal and other real estate-related businesses. NIS Property mainly invests in real estate properties, particularly commercial and residential rental properties, with a view to resale following renovations. Recently, the operating results and financial condition of the real estate business have become significant to the consolidated financial statements and, accordingly, this business has been recognized as a separate business segment from the fiscal year ended March 31, 2007.

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
(c) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and those variable interest entities in which the Company and its majority-owned subsidiaries are deemed to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities.” All significant inter-company accounts, transactions and profits and losses have been eliminated in the consolidated financial statements. In addition, for the consolidated subsidiaries with different balance sheet dates, the consolidated financial statements are prepared by using their provisional settlement of accounts within three months from the consolidated balance sheet date, and adjustments are made to reflect significant transactions that occurred between the dates of provisional settlement and the consolidated balance sheet date.
(d) Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Group’s allowance for loan losses, reserves for losses on guarantees and excess interest repayments, and valuation of collateral assets. Actual results could differ from those estimates, resulting in material changes to income.
(e) Reclassification
Certain reclassifications have been made to conform to the current fiscal year presentation. These reclassifications have no effects on previously reported net income and shareholders’ equity. Principal reclassifications include interest income from purchased loans, real estate for sale and cash flow changes of real estate for sale.
The Group focused mainly on the moneylending business in the past. However, the Group recently has been diversifying its finance businesses. In order to reflect the strategic business changes in the consolidated financial results and financial position, the Group changed the format of its consolidated financial statements of operations. The previous consolidated financial statements were modified to conform to the current presentation. These modifications have no effect on previously reported net income and shareholders’ equity.
(f) Financial Statement Presentation in U.S. Dollars
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2007, which was ¥118.05 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies
(a) Cash and Cash Equivalents
The Group considers all highly liquid investments, including time deposits, with an original maturity of three months or less at the time of purchase to be cash equivalents. These investments are recorded at cost, which approximates market value. In addition, cash which cannot be utilized for operation is classified as restricted cash.
(b) Foreign Currencies Translation
The Group operates principally in Japan but also has subsidiaries in China. The Group maintains its accounting records in its functional currency. Foreign currency transactions are translated into the functional currency using the prevailing exchange rates at the dates of the transactions.
Assets and liabilities of foreign subsidiaries with functional currencies other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date. Income and expense items are translated at average rates for the period. Resulting exchange differences are accumulated as a component of “Cumulative other comprehensive income” on the accompanying consolidated balance sheets.
(c) Interest Income from Loans Receivable
Interest income from loans, except for certain amounts exceeding a statutory interest rate, is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates applied to moneylending companies are set by the Moneylending Business Law at two general levels: an absolute maximum rate subject to the Contributions Law (the “legal limit”) and a lower interest rate subject to the Interest Rate Restriction Law based on the principal amount of the loan (the “restricted rate”).
The Group’s contractual loan interest rates of certain loan products do not exceed the legal limit but may exceed the restricted rate. However, the Group does not accrue unpaid interest in excess of the restricted rate, even though an interest payment by a borrower in excess of the restricted rate may be deemed to be valid. The borrower may make a claim for repayment of excess interest paid to the Group. The Group continues to recognize interest income on excess interest as received, because the Group believes it is able to estimate amounts potentially refunded on excess interest previously collected. (See “Reserve and Provision for Losses on Excess Interest Repayments” below.)
The Group recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected. Accrual of interest income is ceased when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(d) Reserve and Provision for Losses on Excess Interest Repayments
The Interest Rate Restriction Law provides that the portion of interest on a loan with an interest rate exceeding the restricted rate under the Interest Rate Restriction Law (“excess interest”) is invalid but that a borrower cannot demand repayment of excess interest as long as it is paid voluntarily. The Moneylending Business Law provides that a payment by a borrower or guarantor of excess interest to a registered moneylender is valid within the legal limit of the maximum interest rate under the Contributions Law, so long as the excess interest is paid voluntarily and certain documentation requirements are satisfied (“deemed valid payments”), despite the provisions of the Interest Rate Restriction Law.
However, the Supreme Court of Japan has recently decided several cases that have negatively affected the application by moneylenders of deemed valid payments of excess interest and have resulted in increased claims for repayments of excess interest. In particular, in January 2006, the court ruled that the voluntary payment requirement for deemed valid payments under the Moneylending Business Law should be interpreted strictly, that an “acceleration clause” in a loan agreement is invalid with respect to a delay in the payment of excess interest and that, unless there is some particular situation such that the borrower is not misled into believing that such a clause is valid, the voluntary nature of excess interest payments, which is the requirement for deemed valid payments, will not be recognized.
Following these court decisions, the prospects for resolutions of disputes over claims for repayments of excess interest have been altered in favor of borrowers, and borrowers’ claims for repayments of excess interest have substantially increased for the year ended March 31, 2007. Consequently, the Group increased its reserve for losses on excess interest repayments and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments. The statute of limitations on claims for repayments of excess interest is 10 years from the date of the relevant excess interest payment by the borrower.
Determining the amount of reserve for losses on excess interest repayments and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments is a significant estimate and subject to substantial judgment by the Group. The Group sets the reserve and allowance related to excess interest repayments based on management’s best estimation taking into account past experience and current conditions for refunding of excess interest. However, taking into consideration the current business environment, the Group modified its allowance to cover all estimated future repayments of excess interest derived from current loans receivable and loans previously paid-off or charged-off. This reserve methodology is consistent with the “Audit Treatment of Reserve for Losses on Excess Interest Repayment Claims in Consumer Finance Companies” issued by the Japanese Institute of Certified Public Accountants on October 13, 2006. In particular, the Group analyzes the trends in claims for repayments of excess interest, typical life of lending by loan product, timing of claims on loans previously paid-off or charged-off and other factors.
The Group has not historically tracked amounts of interest income specifically related to excess interest. Interest income on excess interest approximated 30% of total interest income in the past several years including approximately ¥11,776 million and ¥9,858 million ($83,507 thousand), respectively, for the years ended March 31, 2006 and 2007. While claims for repayments of excess interest are substantially less than the amount of excess interest collected, the Group's total gross exposure may theoretically be up to the amount of excess interest received by the Group over the past 10 years. While the Group may not be obligated to refund historical collection of excess interest, it refunds excess interest for business purposes. The Group continues to recognize revenue as collected, because it believes it is reasonably able to estimate repayments of excess interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
When excess interest is refunded to borrowers, the excess amount is first applied to the outstanding loan principal balance and charged-off from the principal. The Group has the legal right to offset such excess amount against the outstanding loan principal. If the excess amount is greater than the outstanding balance of loan principal or there is no loan principal, which is the case for loans previously paid-off or charged-off, then the Group refunds the deficit amount to the borrower in cash. In the Group’s balance sheet, of the amount refunded upon demands for repayment of excess interest, (i) the portion applied to the outstanding loan principal is offset by allowance for loan losses and (ii) the portion refunded in cash is offset by the reserve for losses on excess interest repayments. In addition, provision for the portion applied to the outstanding loan principal balance upon demands for repayment of excess interest and provision for the portion refunded in cash are recorded as “provision for losses on excess interest repayments” in the accompanying consolidated statements of operations. The reserve for losses on excess interest repayments is included in “Other liabilities” in the accompanying consolidated balance sheet. This amount was ¥590 million as of March 31, 2006 and ¥4,952 million ($41,948 thousand) as of March 31, 2007. The portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments was ¥2,141 million and ¥5,213 million ($44,159 thousand), respectively, as of March 31, 2006 and 2007.
The Group previously deducted the excess interest repayment-related costs, which comprised excess interest repayments in cash and provision for the portion refunded in cash, directly from interest income. However, taking into consideration the significant increase in excess interest repayments in cash, the Group decided to disclose the excess interest repayment-related costs plus provision for the portion applied to the outstanding loan principal charged-off by excess interest repayments which was previously included in “provision for loan losses,” as a separate item in the consolidated statements of operations as “provision for losses on excess interest repayments.”
Following the abovementioned Supreme Court’s decisions, amendments to the Moneylending Business Law, the Contributions Law and the Interest Rate Restriction Law were promulgated on December 20, 2006 and are scheduled to become effective gradually over the next three years. When in force, these amendments will (i) abolish the concept of deemed valid payments under the Moneylending Business Law in approximately three years after the promulgation; (ii) reduce the legal limit on the maximum interest rate under the Contributions Law from 29.2% per year to 20% per year in approximately three years after the promulgation; and (iii) introduce further documentation requirements within one year after the promulgation, among other things.
Because of the above, effective June 2006, the Group removed the acceleration clause with respect to a delay in the payment of excess interest in all lending contracts. Further, the Group reduced interest rates charged to borrowers to the restricted rate under the Interest Rate Restriction Law for most moneylending products for new contracts made on and after October 1, 2006. Accordingly, management expects the risk of borrowers’ requesting refunds for excess interest to decrease in respect of loans originated on and after October 1, 2006.
The following is a summary of changes in the reserve for losses on excess interest repayments included in “Other liabilities” and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments for the years ended March 31, 2005, 2006, and 2007:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Balance at beginning of year	¥1,254	¥1,932	¥2,731	$ 23,134
Provision for losses on excess interest repayments:
Amount related to charge-offs	1,942	2,354	6,528	55,299
Amount related to cash refunds	190	977	6,136	51,978
Charge-offs against loan principal	(1,264)	(2,145)	(3,456)	(29,276)
Cash refunds	(190)	(387)	(1,774)	(15,028)

Balance at end of year	¥1,932	¥2,731	¥10,165	$ 86,107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(e) Loans Receivable and Allowance for Loan Losses
Loans receivable are reported at the principal amount including deferred origination costs, net of an allowance for loan losses, which includes an allowance provided for loan principal charged-off by excess interest repayments. The allowance for loan losses requires substantial judgment by management and is a significant estimate.
The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Group’s loan portfolios. Increases in the allowance are made by charges to the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, corporate insolvencies and personal bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.
The Group’s policy is generally to charge-off loan balances and cease accrual of interest as follows, in accordance with reasonably estimated collectability and delinquency period based on the past experience for each product of loans receivable:
Secured loans: Loan balances are charged-off when the Group believes the likelihood of any future collection is minimal. The Group considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
Unsecured Loans on Deeds: Loan balances are charged-off when we believe the likelihood of any future collection from the borrower as well as the guarantor is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. Interest accrual is terminated at the earlier of the date when contractual interest payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.
Revolving Loans: Loan balances are charged-off and interest accrual is terminated when a loan’s contractual interest payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.
Other than above, in the case that loans are restructured, we charge-off the amount of the recorded loan balance less the restructured loan balance.
(f) Loan Origination Costs
The Group capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averaged approximately 48 months as of March 31, 2007.
(g) Investment in Leases and Revenue Recognition
Investment in direct financing leases consists of leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The net investment in the leases, included in “Loans receivable, net” on the consolidated balance sheets, is the gross investment in the leases plus any unamortized initial direct costs less unearned lease income. Gross investment in the leases is the sum of lease payments and estimated unguaranteed residual values. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Initial direct costs are certain direct lease origination costs, which are being deferred and amortized over the lease term as a yield adjustment. Unearned lease income is the difference between gross investment in the leases and cost or carrying amount of the leased equipment. These are being deferred and taken into income over the lease term. Amortization of unearned lease income is computed using the interest method. For the years ended March 31, 2006 and 2007, the amount of initial direct costs was insignificant. As of March 31, 2006 and 2007, the Group recorded ¥2,979 million and ¥3,498 million ($29,632 thousand), respectively, in book value for its investment in direct financing leases.
Investment in operating leases represent the underlying tangible and intangible assets and are carried at cost and depreciated over their estimated useful lives on a straight-line basis. Revenues from operating leases are recognized over the lease term as it becomes receivable according to the provisions of the lease. Revenues from re-leases are recognized when received. As of March 31, 2006 and 2007, the Group had ¥1,552 million and ¥2,352 million ($19,923 thousand), respectively, in net investment in operating leases, which were recorded in “Property and equipment, net” on the accompanying consolidated balance sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(h) Purchased Loans Receivable and Revenue Recognition
Purchased loans represent loans purchased from third-party originators and are reported at purchased cost less an allowance for loan losses. The Group establishes an allowance for estimated loan losses on reduced credit quality subsequent to acquisition. Due to the non-performing status of loans that the Group typically purchases in its servicing business and the lack of history with the borrowers, subsequent to the acquisition, the Group initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Group determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Group deems the loan uncollectible. As of March 31, 2006 and 2007, ¥23,228 million and ¥27,626 million ($234,019 thousand), respectively, in carrying value of loans was accounted for under the cost recovery method.
For those purchased loans for which the Group can reasonably estimate the expected timing and amount of cash flows, the Group uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Group’s determination to use the level yield method, rather than the cost recovery method, to account for a purchased loan depends on our judgment regarding the borrower’s ability to meet the restructured payments following our negotiation with the borrower. The Group will adjust the future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the discounted value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2006 and 2007, ¥927 million and ¥1,284 million ($10,877 thousand), respectively, in carrying value of loans was accounted for under the level yield method.
(i) Investment Securities
The Group’s investment securities consist of marketable securities and other investments. The Group invests mainly in enterprises that have the potential to strategically complement its business and whose values are expected to appreciate.
All marketable securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and consist of marketable equity securities and debt securities.
Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as cumulative other comprehensive income in the shareholders’ equity. Fair value is determined by the market price at the balance sheet date. In accordance with SFAS No. 115, an “other-than-temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of operations in the period the decline was determined to be other than temporary. The Group reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other-than-temporary” decline in market value is presumed to have occurred if the decline has continued for six months unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.
Debt securities are accounted for on an amortized cost basis and adjusted for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions or other reasons.
Non-marketable equity securities, which is included in other investments, consist of investments in which the Group has a less than 20% interest and for which the Group does not have the ability to exercise significant influence, are accounted for on a cost basis and adjusted for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions or other reasons.
Costs of securities sold are determined using the weighted-average cost method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(j) Real Estate for Sale
Real estate for sale includes residential and commercial property throughout Japan. The following is a summary of real estate for sale as of March 31, 2006 and 2007:

			Thousands of
	Million of Yen		U.S. Dollars
	2006	2007	2007
Balance at beginning of year	¥1,136	¥ 20,792	$ 176,129
Purchases and foreclosures	24,771	55,347	468,844
Sales	(5,458)	(13,308)	(112,732)
Impairments and other, net	343	4,496	38,085

Balance at end of year	¥20,792	¥ 67,327	$ 570,326

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
When acquiring real estate assets, the Group capitalizes costs in accordance with SFAS No. 67, “Accounting for Costs and the Initial Rental Operations of Real Estate Properties.” Costs capitalized under SFAS No. 67 include pursuit costs, or pre-acquisition costs, taxes and insurance, and development and construction costs.
As of March 31, 2007, real estate for sale amounted to ¥67,327 million ($570,326 thousand), of which ¥32,050 million ($271,495 thousand) was acquired in the general market, ¥1,048 million ($8,878 thousand) was acquired through foreclosure due to borrower’s delinquency and ¥34,229 million ($289,953 thousand) was acquired through entities which are consolidated by the Group in accordance with the
FIN No. 46(R).
(k) Long-lived Assets
Property and equipment, including investment in operating leases, are stated at cost and, except for land, are depreciated on a straight-line basis over their estimated useful lives, approximately 22 to 50 years (weighted-average life of 41 years) for buildings, 3 to 18 years (weighted-average life of 14 years) for building improvements, 10 to 30 years (weighted-average life of 12 years) for structures and 2 to 20 years (weighted-average life of 4 years) for equipment. Software is amortized on a straight-line basis over 5 years.
Leased property and equipment under capital leases as lessee including software is amortized over the period of the lease or the life of the property and equipment, whichever is shorter. Repairs and maintenance are charged to expense when incurred.
The Group applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to recognize and measure impairment of property and equipment owned or under capital lease. The Group reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset group may not be recoverable. Long-lived assets are reported at the carrying value less amount of impairment, if any. Assets to be disposed are recorded at the lower of carrying amount or fair value less costs to sell. During the year ended March 31, 2007, the Group wrote off investments in operational assets and real property to their fair value, recording ¥141 million ($1,194 thousand) in losses for the year. The fair value of these assets was measured at net realizable value, using appraised value for real property and zero value for other fixed assets. These losses are included in “Losses on sale, disposal and impairment of long-lived assets, net” in the accompanying consolidated statements of operations. The Group did not recognize any impairment of long-lived assets during the years ended March 31, 2005 and 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(l) Investments in Affiliates
Investments in 20% to 50%-owned affiliates in which the Group has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. Under the equity method, the Group will recognize its annual share of income or losses in the current period statement of operations and as an adjustment to investment.
(m) Goodwill and Other Intangible Assets
Goodwill reflects an excess of purchase price and related costs over the fair value of specifically identified net assets purchased. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and other intangible assets deemed to have indefinite lives are not amortized but are subject to impairment tests annually, on March 31, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. These impairment tests are based on the comparison of the fair value of each of the Group’s reporting units to the carrying value of such unit. If the fair value of the reporting unit falls below its carrying value, goodwill and other intangible assets are deemed to be impaired and a write-off of goodwill is recognized. During the years ended March 31, 2006 and 2007, the Group performed the required impairment tests under SFAS No. 142 to determine the recoverability of its goodwill and other intangible assets, and concluded that there were no impairments in the carrying value of its goodwill and other intangible assets recognized in business combination.
See Note 11 for details of goodwill and other intangible assets.
(n) Derivative Financial Instruments
The Group accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which require that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current results of operations or cumulative other comprehensive income (losses), depending on whether a derivative is designated as a fair value hedge or a cash flow hedge. For a derivative not designated as a hedging instrument, the gains or losses are recognized currently in results of operations.
The Group uses both variable and fixed rate debt to finance its operations. The variable rate debt obligations expose the Group to variability in interest payments due to changes in interest rates. The Group continuously monitors changes in interest rate exposures and evaluates hedging opportunities to limit the impact of interest rate changes on earnings and cash flows.
See Note 15 for details of derivative instruments.
(o) Guarantees
The Group accounts for guarantees in accordance with the FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Group provides guarantees to affiliated and non-affiliated companies for a fee, which are recognized on an accrual basis based on the amount of underlying loans outstanding. The Group maintains reserves for estimated losses from these guarantee transactions at a level that, in management’s judgment, is adequate to provide for estimated probable losses from known and inherent risks in these transactions. Provision to the reserve are deducted from guarantee fees received. In evaluating the adequacy of the reserve, management considers various factors, including current economic conditions and historical loss experience for similar products.
Moreover, in the event of borrower’s delinquency, the Group is required to pay out on its guarantees for the outstanding balance of the specified loans. Upon payment of any guarantees, the Group records a corresponding receivable from the counterparty, offset by an allowance for deemed uncollectible amounts which generally approximates 100% of the amount outstanding. The Group protects against risk for guarantees through its underwriting and monthly evaluation process. The Group is able to agree to take or decline the guarantee at the time of the loan underwriting process.
Additionally, in the normal course of its business, the Group may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by insurance policies held by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(p) Treasury Stock
Treasury stock is recorded at the Group’s cost basis. Pursuant to its Articles of Incorporation, the Group may purchase treasury stock with the Board of Directors’ approval and can retire treasury stock by reducing retained earnings or additional paid-in capital.
(q) Advertising Costs
Advertising costs are expensed as incurred, except for costs for advertising requiring upfront payment for a series of advertisements, which are deferred and expensed as the individual communications occur. Advertising expenses recognized for the years ended March 31, 2005, 2006 and 2007 were ¥332 million, ¥629 million and ¥264 million ($2,236 thousand), respectively.
(r) Income Taxes
The Group uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period the change is enacted. A valuation allowance is established when it is determined that deferred tax assets are no longer more likely than not to be realized.
(s) Net Income Per Share (“EPS”)
Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.
The Company completed a 2-for-1 stock split on each of May 20, 2004, November 19, 2004, November 18, 2005, and April 1, 2006, respectively, and completed a 1.2-for-1 stock split on May 20, 2005. In addition, the Company completed a 1-for-20 reverse stock split on August 31, 2007. All share information disclosed has been retroactively adjusted to reflect such stock splits and reverse stock split.
(t) Stock-based Compensation
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.
The Group adopted SFAS No. 123R from the annual reporting period beginning from April 1, 2006 using the modified prospective method. The Group previously accounted for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123. Under APB No. 25, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award had been recognized as deferred stock-based compensation cost and amortized over the period in which the employee performs the required service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table reflects pro forma information of the Group’s net income and net income per common share with and without dilution for the years ended March 31, 2005 and 2006 in conformity with SFAS No. 123R:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Net income (losses), as reported	¥7,262	¥8,455	¥(1,610)	$(13,638)
Add back: Stock-based compensation expense determined under intrinsic value method, net of tax	—	—	—	—
Deduct: Pro forma stock-based compensation expense determined under fair value method, net of tax	129	346	—	—

Pro forma net income	¥7,133	¥8,109	¥—	$—

	Yen			U.S. Dollars
	2005	2006	2007	2007
Net income (losses) per common share:
As reported — basic	¥59.60	¥65.40	¥(11.42)	$(0.097)
As reported — diluted	54.00	61.60	(11.42)	(0.097)

	Yen			U.S. Dollars
	2005	2006	2007	2007
Net income per common share:
Pro forma — basic	¥58.40	¥62.80	¥—	$—
Pro forma — diluted	52.80	58.80	—	—
     The Group recognized stock-based compensation costs of ¥383 million ($3,244 thousand) using the Black-Scholes option-pricing model for the year ended March 31, 2007 under SFAS No. 123R, while the Group recognized no compensation costs under APB No. 25 for the years ended March 31, 2005 and 2006. Basic and diluted net losses per share for the year ended March 31, 2007 would have been ¥8.66 ($0.073) and ¥8.68 ($0.074), if the Group had not adopted SFAS No. 123R and had continued to account for stock-based compensation costs under APB No. 25.
(p) Treasury Stock
Treasury stock is recorded at the Group’s cost basis. Pursuant to its Articles of Incorporation, the Group may purchase treasury stock with the Board of Directors’ approval and can retire treasury stock by reducing retained earnings or additional paid-in capital.
(q) Advertising Costs
Advertising costs are expensed as incurred, except for costs for advertising requiring upfront payment for a series of advertisements, which are deferred and expensed as the individual communications occur. Advertising expenses recognized for the years ended March 31, 2005, 2006 and 2007 were ¥332 million, ¥629 million and ¥264 million ($2,236 thousand), respectively.
(r) Income Taxes
The Group uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period the change is enacted. A valuation allowance is established when it is determined that deferred tax assets are no longer more likely than not to be realized.
(u) Issuance of Stock by Subsidiaries or Affiliates
The change in the Group’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is recognized as earnings.
(v) Comprehensive Income
The Group accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Group presents comprehensive income in its consolidated statement of shareholders’ equity, net of related income taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Recently Issued Accounting Pronouncements
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN No. 48 will be effective for the Group from the fiscal year beginning April 1, 2007. The Group is currently evaluating the impact of adoption of FIN No. 48 on its financial statements. At March 31, 2007, the Company has taken positions on its tax returns related to the reporting of reserve for excess interest repayments. The Company does not expect reporting of this tax contingency to have a material impact on the statements of operations.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 will be effective for the Group from the fiscal year beginning April 1, 2008. The Group is currently assessing the potential effect of SFAS No. 157 on its financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Group is currently evaluating whether to elect the option provided for in this statement. If elected, SFAS No. 159 would be effective for the Group from the fiscal year beginning April 1, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Loans Receivable and Allowance for Loan Losses
The following is a summary of loans outstanding as of March 31, 2006 and 2007:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Secured loans	¥91,610	¥139,691	$1,183,321
SME loans	90,729	81,688	691,978
Consumer loans	44,158	34,959	296,137
Other loans	10,681	14,605	123,719

Total loans outstanding	237,178	270,943	2,295,155
Allowance for loan losses	(11,003)	(18,537)	(157,027)
Deferred origination costs (fee income)	(228)	(1,626)	(13,774)

Loans receivable, net	¥225,947	¥250,780	$2,124,354

The following is a summary of changes in the allowance for loan losses for the years ended March 31, 2005, 2006 and 2007:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Balance at beginning of year	¥13,528	¥10,034	¥11,003	$93,206
Provision for loans receivable on sold loans	(3,327)	—	—	—
Provision for loan losses	5,817	5,923	10,853	91,936
Provision for charge-offs by excess interest repayments	1,942	2,354	6,528	55,298
Charge-offs, net of recoveries	(7,926)	(7,308)	(9,847)	(83,413)

Balance at end of year	¥10,034	¥11,003	¥18,537	$157,027

Of the above allowance for loan losses, the amount included as the allowance provided for charge-offs by repayments of excess interest is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Amount related to loan losses	¥8,102	¥8,862	¥13,324	$112,868
Amount related to charge-offs by excess interest repayments	1,932	2,141	5,213	44,159

Total allowance for loan losses	¥10,034	¥11,003	¥18,537	$157,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The components of the allowance for loan losses as of March 31, 2006 and 2007 are as follows:

	Millions of Yen
	2006
	Secured Loans	SME Loans	Consumer Loans	Other Loans	Total
Historical Loss Components
- Current
Current	¥90,905	¥80,107	¥37,151	¥10,375	¥218,538
Restructured	665	7,696	6,037	12	14,410

Loans outstanding	91,570	87,803	43,188	10,387	232,948
Allowance	532	4,743	1,694	197	7,166
- 67 to 96 days
Loans outstanding	2	339	83	87	511
Allowance	2	238	58	61	359
- 97 to 120 days
Loans outstanding	—	73	32	141	246
Allowance	—	73	32	141	246
- Over 120 days
Loans outstanding	15	1,452	499	16	1,982
Allowance	15	1,452	499	16	1,982

Loans outstanding	91,587	89,667	43,802	10,631	235,687
Allowance	549	6,506	2,283	415	9,753

Other Components:
- Bankrupt loans
Loans outstanding	19	833	264	40	1,156
Allowance	7	785	256	36	1,084
- Loans under legal process
Loans outstanding	4	229	92	10	335
Allowance	2	114	46	4	166

Loans outstanding	23	1,062	356	50	1,491
Allowance	9	899	302	40	1,250

Total loans outstanding	¥91,610	¥90,729	¥44,158	¥10,681	¥237,178
Total allowance	558	7,405	2,585	455	11,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Millions of Yen
	2007
	Secured Loans	SME Loans	Consumer Loans	Other Loans	Total
Historical Loss Components
- Current
Current	¥133,939	¥67,556	¥28,533	¥13,958	¥243,986
Restructured	5,108	8,528	5,138	12	18,786

Loans outstanding	139,047	76,084	33,671	13,970	262,772
Allowance	78	8,072	2,558	326	11,034
- 67 to 96 days
Loans outstanding	—	447	114	44	605
Allowance	—	313	80	26	419
- 97 to 120 days
Loans outstanding	—	164	84	474	722
Allowance	—	164	84	474	722
- Over 120 days
Loans outstanding	541	2,578	686	7	3,812
Allowance	518	2,568	686	5	3,777

Loans outstanding	139,588	79,273	34,555	14,495	267,911
Allowance	596	11,117	3,408	831	15,952

Other Components:
- Bankrupt loans
Loans outstanding	7	1,824	293	51	2,175
Allowance	7	1,783	287	50	2,127
- Loans under legal process
Loans outstanding	96	591	111	59	857
Allowance	21	350	55	32	458

Loans outstanding	103	2,415	404	110	3,032
Allowance	28	2,133	342	82	2,585

Total loans outstanding	¥139,691	¥81,688	¥34,959	¥14,605	¥270,943
Total allowance	624	13,250	3,750	913	18,537

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	2007
	Secured Loans	SME Loans	Consumer Loans	Other Loans	Total
Historical Loss Components:
- Current
Current	$1,134,595	$572,266	$241,703	$118,238	$2,066,802
Restructured	43,270	72,241	43,524	102	159,137

Loans outstanding	1,177,865	644,507	285,227	118,340	2,225,939
Allowance	661	68,378	21,668	2,762	93,469
- 67 to 96 days
Loans outstanding	—	3,787	965	373	5,125
Allowance	—	2,651	678	220	3,549
- 97 to 120 days
Loans outstanding	—	1,389	712	4,015	6,116
Allowance	—	1,389	712	4,015	6,116
- Over 120 days
Loans outstanding	4,583	21,838	5,811	59	32,291
Allowance	4,388	21,754	5,811	42	31,995

Loans outstanding	1,182,448	671,521	292,715	122,787	2,269,471
Allowance	5,049	94,172	28,869	7,039	135,129

Other Components:
- Bankrupt loans
Loans outstanding	59	15,451	2,482	432	18,424
Allowance	59	15,104	2,431	424	18,018
- Loans under legal process
Loans outstanding	814	5,006	940	500	7,260
Allowance	178	2,965	466	271	3,880

Loans outstanding	873	20,457	3,422	932	25,684
Allowance	237	18,069	2,897	695	21,898

Total loans outstanding	$1,183,321	$691,978	$296,137	$123,719	$2,295,155
Total allowance	5,286	112,241	31,766	7,734	157,027

The Group’s allowance for loan losses is the sum of specific reserves under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and a general reserve of groups of loans with similar risk characteristics under SFAS No. 5, “Accounting for Contingencies.” The components used in determining the allowance level include:
(1)	a component estimated based on historical loss by payment status;
(2)	components based on legal status including bankruptcy or death; and
(3)	other components based on loan attributes.
Historical loss experience is adjusted for observable data on bankruptcies and unemployment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The aggregate loans outstanding due in each of the next five fiscal years and thereafter are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2008	¥176,181	$1,492,427
2009	39,223	332,258
2010	33,502	283,795
2011	13,688	115,951
2012 and thereafter	8,349	70,724

Total loans outstanding	¥270,943	$2,295,155

In addition, NIS Lease Co., Ltd. (“NIS Lease”), a wholly-owned subsidiary, was incorporated on November 10, 2003, and started its business on February 1, 2004. NIS Lease acquires equipment and related assets for lease and provides leasing services in Japan, including direct financing leases. Investment in direct financing leases, included in “Other loans” of “Loans receivable, net,” at March 31, 2006 and 2007 is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Aggregate lease payments receivable	¥4,002	¥4,700	$39,814
Initial direct costs	—	—	—
Unearned lease income	(901)	(945)	(8,005)

Investment in direct financing leases	3,101	3,755	31,809
Allowance for loan and lease losses	(122)	(257)	(2,177)

Investment in direct financing leases, net	¥2,979	¥3,498	$29,632

The presentation of initial direct costs associated with investment in direct financing leases for the years ended March 31, 2006 and 2007 are omitted as their respective figures are insignificant.
Aggregate lease payments receivable are due in periodic installments through March 2012. At March 31, 2007, the amounts, which are included in the schedule above, due in each of the next five fiscal years and thereafter are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2008	¥1,490	$12,622
2009	1,417	12,003
2010	1,053	8,920
2011	562	4,761
2012	178	1,508

Aggregate lease payments receivable	¥4,700	$39,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Purchased Loans Receivable
The Group mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The total contracted amounts outstanding for these distressed loans were ¥1,643,039 million and ¥2,227,668 million ($18,870,546 thousand) as of March 31, 2006 and 2007, respectively.
The following is a summary of the recorded value of purchased loans receivable as of March 31, 2006 and 2007:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Purchased loans outstanding	¥25,947	¥31,565	$267,386
Allowance for loan losses	(1,792)	(2,655)	(22,490)

Purchased loans receivable, net	¥24,155	¥28,910	$244,896

The following is a summary of information with respect to purchased loans receivable for the years ended March 31, 2005, 2006 and 2007:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Purchased loans receivable:
Balance at beginning of year	¥ 5,059	¥14,863	¥25,947	$ 219,797
Purchases	16,896	19,779	19,565	165,735
Principal collections (A)	(6,840)	(7,308)	(13,087)	(110,860)
Sales (B)	—	(711)	—	—
Charge-offs	(252)	(676)	(833)	(7,057)
Other	—	—	(27)	(229)

Balance at end of year	14,863	25,947	31,565	267,386

Allowance for loan losses:
Balance at beginning of year	717	1,282	1,792	15,180
Provision for loan losses	817	1,186	1,696	14,367
Charge-offs	(252)	(676)	(833)	(7,057)

Balance at end of year	1,282	1,792	2,655	22,490

Purchased loans receivable, net	¥13,581	¥24,155	¥28,910	$244,896

(A)	Including non-cash payments such as foreclosed property of ¥352 million and ¥218 million ($1,847 thousand) for the year ended March 31, 2006 and 2007, respectively.

(B)	Sold to an affiliate accounted for under equity method at cost which approximated fair value. The Group did not recognize any gains or losses from this transaction.

(C)	Since ¥12,745 million, ¥23,228 million and ¥27,626 million ($234,019 thousand) of the net purchased loans were accounted for under the cost recovery method as of March 31, 2005, 2006 and 2007, respectively, the amounts of accretable yield were not considered significant.
In the event of a borrower’s delinquency, the Group may foreclose on the borrower’s loan collateral. Real estate collateral obtained by the Group is held for sale and included in “Real estate for sale” on the accompanying consolidated balance sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Investment Securities
The Group’s investment securities as of March 31, 2006 and 2007 consist of marketable securities, all of which are classified as “available-for-sale” in accordance with SFAS No. 115, and other investments, as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Marketable securities:
Marketable equity securities	¥23,396	¥16,938	$143,482
Debt securities	114	1,035	8,767
Other investments	18,561	20,411	172,901

Total investment securities	¥42,071	¥38,384	$325,150

The aggregate cost and fair value of marketable equity securities as of March 31, 2006 and 2007 are as follows:
2006:

Millions of Yen
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Marketable equity securities	¥14,424	¥9,121	¥149	¥23,396

2007:
	Millions of Yen				Thousands of U.S. Dollars
		Gross	Gross			Gross	Gross
		Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Marketable equity securities	¥14,650	¥2,457	¥169	¥16,938	$124,100	$20,814	$1,432	$143,482
The number of investment positions and the aggregate fair value of marketable equity securities which were in an unrealized loss position as of March 31, 2006 and 2007 were 6 positions and ¥2,781 million, and 12 positions and ¥4,406 million ($37,323 thousand), respectively, and no marketable equity securities were in an unrealized loss position for 12 months or more.
In addition, the aggregate cost of debt securities approximates fair value. As of March 31, 2006 and 2007, the Group held five and nine debt securities, respectively, with maturity ranging from August 2006 to March 2010 and August 2007 to August 2011, respectively.
The aggregate cost of other investments which approximates fair value as of March 31, 2006 and 2007 is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Non-marketable equity securities	¥4,594	¥7,981	$67,607
Investment funds	13,734	12,339	104,523
Other	233	91	771

Total other investments	¥18,561	¥20,411	$172,901

During the years ended March 31, 2005, 2006 and 2007, the proceeds from sales of investment securities were ¥5,125 million, ¥12,707 million and ¥10,323 million ($87,446 thousand), respectively. On those sales, gross realized gains computed on the average cost basis were ¥939 million, ¥4,185 million and ¥1,357 million ($11,495 thousand) and gross realized losses were ¥5 million, ¥2 million and ¥105 million ($889 thousand), respectively.
Management believes that there was a permanent impairment in value of marketable securities and other investments during the years ended March 31, 2005, 2006 and 2007 of approximately ¥1,447 million, ¥475 million and ¥2,420 million ($20,500 thousand), respectively. These amounts are netted with the gains noted above in the accompanying consolidated statements of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. Property and Equipment
Property and equipment as of March 31, 2006 and 2007 are summarized as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Land	¥ 4,070	¥ 1,920	$16,264
Buildings and structures	4,043	4,023	34,079
Equipment and software	6,587	7,576	64,176

Sub-total	14,700	13,519	114,519
Less accumulated depreciation and amortization	(3,531)	(5,071)	(42,956)

Property and equipment, net	¥ 11,169	¥ 8,448	$71,563

As discussed in the summary of significant accounting policies, investment in operating leases is included in property and equipment presented above. The cost of equipment, building improvements and related assets leased to customers under operating leases as of March 31, 2006 and 2007 was ¥1,848 million and ¥3,069 million ($25,997 thousand), respectively. Accumulated depreciation on equipment, building improvements and related assets under operating leases as of March 31, 2006 and 2007 was ¥296 million and ¥717 million ($6,074 thousand), respectively. Depreciation during the years ended March 31, 2005, 2006 and 2007 was ¥1,175 million, ¥1,333 million and ¥1,678 million ($14,214 thousand), respectively.
In addition, the amount of property and equipment held by variable interest entities, which are consolidated by the Group in accordance with FIN No. 46(R) as of March 31, 2006 and 2007 is ¥4,522 million and ¥1,570 million ($13,299 thousand), respectively.
8. Acquisitions
On July 9, 2004, the Company invested $500 thousand to establish Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. (currently Nissin Leasing (China) Co., Ltd.), a wholly-owned subsidiary which formerly operated as a business consultant, in Shanghai, China to expand the Group’s businesses into the Chinese market. Subsequently, the Company increased its investments in Nissin Leasing (China) Co., Ltd. to $60 million as of March 31, 2007. On September 14, 2005, Nissin Leasing (China) Co., Ltd. obtained a leasing license in China. The functional currency of Nissin Leasing (China) Co., Ltd. is Chinese Yuan Renminbi (CNY).
On December 3, 2004, the Company invested ¥3,811 million in cash to acquire 100% of the issued shares of Yamagen Securities Co., Ltd., a wholly-owned subsidiary of Japan Asia Holdings (Japan) Limited. This acquisition was made for the purpose of commencing securities business operations in Japan to enable the Group to provide a full line of financial services from procurement to investment, as well as direct and indirect financing, to all clients and businesses related with the Group. The Group began consolidating the results of operations of Yamagen Securities Co., Ltd. from December 3, 2004. The Group accounted for the acquisition as a purchase using the accounting standards established in SFAS No. 141, “Business Combination,” and SFAS No. 142. The amount of consideration paid in excess of the estimated fair value of the net assets acquired was ¥600 million for a brokerage license and was recorded in “Other assets” on the accompanying consolidated balance sheets. This license is determined to have an indefinite useful life. On May 1, 2005, Yamagen Securities Co., Ltd. changed its company’s name to NIS Securities Co., Ltd. and the Company’s interest in NIS Securities Co., Ltd. was 99.5% as of March 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A reconciliation of the purchase price of Yamagen Securities Co., Ltd. was as follows:

Millions of Yen
Fair value of assets acquired:
Current assets	¥3,133
Other tangible assets	9
Amortizable intangible assets	4
Unamortizable assets	181
Brokerage license	600

Total assets acquired	3,927
Less: liabilities assumed	(116)

Total purchase price	¥3,811

Yamagen Securities Co., Ltd. was not an operating business at the time of the acquisition. Therefore, had the Group purchased Yamagen Securities Co., Ltd. at the beginning of the Group’s fiscal year, there would be no significant difference in revenues or net income of the Group.
On December 2, 2005, the Company invested ¥1,446 million to acquire 69.3% of the outstanding shares of APREK Co., Ltd. (“APREK”), a JASDAQ-listed company, through a cash tender offer. APREK provides business financing primarily to owners of SMEs and sole proprietors in Japan’s Kyushu region. Both the Company and APREK target mainly owners of SMEs as customers. The Group began consolidating the results of operations of APREK from December 2, 2005. The Group accounted for the acquisition as a purchase, using the accounting standards established in SFAS No. 141 and No. 142. The excess amount between the consideration paid and the estimated fair value of the acquired tangible and intangible assets was insignificant.
A reconciliation of the purchase price of APREK was as follows:

Millions of Yen
Fair value of assets acquired:
Current assets	¥7,896
Other tangible assets	619
Amortizable intangible assets	16
Unamortizable assets	196

Total assets acquired	8,727
Less: liabilities assumed	(6,624)
Less: minority interests	(657)

Total purchase price	¥1,446

In addition, had the Group purchased APREK at the beginning of the Group’s fiscal year, there would be no significant difference in revenues or net income of the Group on either an individual or an aggregate basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Variable Interest Entities
A variable interest entity (“VIE”) is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or in which the equity investors do not have the characteristics of a controlling financial interest. In accordance with FIN No. 46(R), an enterprise is required to consolidate the VIE if the enterprise will absorb a majority of the VIE’s expected losses, or if there is no such entity, the entity that will receive a majority of the VIE’s expected residual returns. An enterprise that consolidates a VIE is referred to as the primary beneficiary.
The Group has financial interests in a number of trusts, partnerships, corporations or other vehicles that are established for a limited business purpose, and certain entities may be deemed to be VIEs. The Group consolidates those VIEs if the Group is a primary beneficiary.
The following provides information about VIEs in which the Group has financial interests.
(a) Securitization conduits of the Group’s loan receivables
The Group administers a finance entity that purchases secured loans from the Group. The Group participates in a majority of these entities expected losses through subordinated interests the Group retains. As such, the Group consolidates the entity.
Total assets of the finance entity as of March 31, 2007 were ¥40,612 million ($344,024 thousand) and were mainly included in loans receivable of the consolidated balance sheets. Of the assets consolidated, ¥40,612 million ($344,024 thousand) were pledged as collateral for the borrowing by the conduit.
(b) Special purpose entities for acquisition or development of real estate for customers
The Group is involved with special purpose entities formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an entity that is designed to be bankruptcy remote from the customer. The Group provides financing to the entities to acquire real estate and/or develop real estate projects.
The Group provided non-recourse loans to the entities and held debt securities issued by certain entities in the aggregate of ¥12,006 million ($101,703 thousand) as of March 31, 2007, and made investments in these entities, which amounted to ¥1,216 million ($10,301 thousand) as of March 31, 2007. The Group’s risk exposure was limited to the amounts of the loans, debt securities and investments referred to above. Total assets of such entities were ¥44,737 million ($378,967 thousand) as of March 31, 2007. Among those special purpose entities, total assets of consolidated entities were ¥18,352 million ($155,460 thousand) as of March 31, 2007. Those assets were mainly included in real estate for sale in the consolidated balance sheets.
Certain of our consolidated investees obtain non-recourse loans from financial institutions, for which ¥16,703 million ($141,491 thousand) of the investee’s assets were pledged as collateral for the non-recourse loans as of March 31, 2007. The creditors to these entities had no recourse to other assets of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(c) Special purpose entities for acquisition of real estate for the Group’s real estate business
The Group acquires real estate, particularly commercial as well as residential rental properties, through special purpose entities we create with a view to resale.
Total assets of the entities the Group consolidated were ¥8,298 million and ¥9,999 million ($84,701 thousand) and were mainly included in real estate for sale in the consolidated balance sheets as of March 31, 2006 and 2007, respectively.
Total assets of the non-consolidated entities of which the Group was not considered as the primary beneficiary were ¥2,514 million ($21,296 thousand) as of March 31, 2007.
(d) Special purpose entities for acquisition of distressed loans
The Group acquires through the special purpose entities distressed loans that are collateralized by real estate from financial institutions that we believe can be restructured and resold at a higher price.
The Group consolidated certain of such entities in which the Group had the majority of the investment share. Total assets of such consolidated entities were ¥347 million ($2,939 thousand) as of March 31, 2007. Those assets were mainly included in purchased loans receivable in the consolidated balance sheet as of March 31, 2007.
(e) Special purpose entities for investments in securities
The Group has financial interests in entities that are investment funds and invest in equity securities. Such entities are managed by fund management companies that are independent of the Group.
The Group consolidated certain such entities in which the Group had the majority of the investment share. Total assets of such consolidated entities were ¥19 million ($161 thousand) as of March 31, 2007. Those assets were mainly included in investment securities in the consolidated balance sheet as of March 31, 2007.
10. Investment in Affiliates
As of March 31, 2006 and 2007, the aggregate net assets of affiliates owned by the Group were ¥617 million and ¥2,833 million ($23,998 thousand), respectively. The changes in investment in affiliates for the years ended March 31, 2006 and 2007 are as follows:
2006:
On January 23, 2006, the Company invested ¥20 million for a 25% interest in Nippon Real Estate Rating Services Co., Ltd., a private Japanese corporation established as a joint venture with Funai Zaisan Consultants Co., Ltd. for the purpose of further enhancing the real estate market through the standardization of real estate ratings.
2007:
On December 26, 2006, the Company invested ¥2,721 million ($23,050 thousand) for a 37.46% interest in Araigumi Co., Ltd. through a subscription to a third-party allotment of new shares. As a result, Araigumi became an affiliate accounted for under the equity method. The excess amount of carrying value over the underlying equity in net assets at the balance sheet date of Araigumi’s provisional settlement of accounts was ¥703 million ($5,955 thousand) as of March 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Goodwill and Other Intangible Assets
Goodwill and other intangible assets as of March 31, 2006 and 2007 comprised the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Goodwill	¥201	¥ —	$ —
License	600	600	5,083

Total goodwill and other intangible assets	¥801	¥600	$5,083

Goodwill of ¥201 million resulting from the Group’s investment in Webcashing.com Co., Ltd. (“Webcasting.com”), a 38%-owned affiliate accounted for under the equity method prior to September 5, 2006, was included in “Investment in affiliates” on the accompanying consolidated balance sheets as of March 31, 2006. However, all ownership interest in Webcashing.com owned by the Group was sold to a third-party investor and, accordingly, no goodwill in respect thereof was recorded on the accompanying consolidated balance sheets as of March 31, 2007.
The changes in the carrying amount of goodwill and other intangible assets recognized in business combinations for the years ended March 31, 2005, 2006 and 2007 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Balance at beginning of year	¥201	¥801	¥ 801	$ 6,785
Acquired during the year	600	—	—	—
Sold during the year	—	—	(201)	(1,702)

Balance at end of year	¥801	¥801	¥ 600	$ 5,083

12. Short-Term and Long-Term Borrowings
Borrowings are considered “short-term” if at the time of borrowing, the maturity is less than 12 months. Short-term borrowings as of March 31, 2006 and 2007 are comprised of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Bank loans	¥30,283	¥57,037	$483,159
Commercial paper	30,000	27,100	229,564
Rediscounted notes	128	121	1,025

Total short-term borrowings	¥60,411	¥84,258	$713,748

Interest rates on bank loans as of March 31, 2006 and 2007 under fixed or variable contracts ranged from 0.993% to 5.022% and from 1.075% to 2.505%, with the weighted-average interest rates of these bank loans being 1.374% and 1.961%, respectively. Interest rates on commercial paper as of March 31, 2006 and 2007 ranged from 0.300% to 1.000% and from 1.300% to 2.200%, respectively. The weighted-average interest rates of the commercial paper as of March 31, 2006 and 2007 were 0.682% and 1.894%, respectively. The interest rate on all rediscounted notes as of March 31, 2006 was 2.375%, and interest rates on rediscounted notes as of March 31, 2007 ranged from 2.625% to 2.875%, with the weighted-average interest rates of these rediscounted notes being 2.695%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Long-term borrowings as of March 31, 2006 and 2007 are comprised of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
1.90% unsecured bonds, due July 31, 2006	¥500	¥—	$—
0.45% unsecured bonds, due September 27, 2006	500	—	—
0.64% unsecured bonds, due March 26, 2007	500	—	—
0.67% unsecured bonds, due September 27, 2007	500	500	4,235
1.18% unsecured bonds, due February 25, 2008	7,500	7,500	63,532
1.55% unsecured bonds, due September 19, 2008	150	90	762
1.17% unsecured bonds, due June 20, 2008	7,500	7,500	63,532
1.08% unsecured bonds, due September 16, 2008	10,000	10,000	84,710
1.21% unsecured bonds, due September 18, 2009	—	450	3,812
1.45% unsecured bonds, due March 27, 2009	1,000	700	5,930
2.73% unsecured bonds, due February 26, 2010	—	5,000	42,355
2.29% unsecured bonds, due March 23, 2009	—	10,000	84,710
1.70% unsecured convertible bonds, due September 29, 2006 (A)	822	—	—

Total bonds	28,972	41,740	353,578

Loans from banks and other financial institutions

Secured:
Due 2006 to 2010 with fixed interest rates ranging from 1.300% to 5.100% per annum, weighted-average actual rate is 1.994%	14,352	—	—
Due 2007 to 2010 with fixed interest rates ranging from 1.300 to 5.000% per annum, weighted-average actual rate is 4.081%	—	25,630	217,112
Due 2006 to 2009 with variable interest rates principally based on LTPR plus -1.239% to 0.775% per annum, weighted-average actual rate is 0.922% (B)	39,382	—	—
Due 2007 to 2012 with variable interest rates principally based on LTPR plus -1.126% to 0.300% per annum, weighted-average actual rate is 1.601% (B)	—	70,597	598,026

Unsecured:
Due 2006 to 2011 with fixed interest rates ranging from 1.050 to 2.585% per annum, weighted-average actual rate is 1.540%	70,806	—	—
Due 2007 to 2011 with fixed interest rates ranging from 1.150 to 2.620% per annum, weighted-average actual rate is 1.552%	—	66,365	562,177
Due 2006 to 2011 with variable interest rates based on LTPR plus -1.114% to 1.472% per annum, weighted-average actual rate is 1.644%	45,412	—	—
Due 2007 to 2011 with variable interest rates based on LTPR plus -1.150% to 1.100% per annum, weighted-average actual rate is 1.993%	—	56,485	478,484

Total loans from banks and other financial institutions	169,952	219,077	1,855,799

Total long-term borrowings	¥198,924	¥260,817	$2,209,377

(A)	On September 13, 2001, the Company issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price was ¥818.00 ($6.93) per share of common stock which was the market value plus 30% premium at the time of issuance. For the years ended March 31, 2006 and 2007, convertible bonds totaling ¥8,120 million and ¥774 million ($6,557 thousand) were converted to 9,927 thousand shares of common stock and 946 thousand shares of common stock, respectively.
(B)	The Company entrusted certain loans outstanding to a trust bank. In order to raise funds, the Company sold its senior beneficiary interest in these loans outstanding in trust to a third-party. These transactions constitute a legal sale under Japanese law. Since the Company reserves an option to repurchase the senior beneficiary interest, the Company does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as a long-term liability. As of March 31, 2006 and 2007, entrusted loans outstanding included in loans receivable were ¥30,907 million and ¥36,778 million ($311,546 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions were ¥21,670 million and ¥26,957 million ($228,352 thousand), respectively. In addition, the Company is required to deposit certain amounts with banks as restricted cash for the purpose of settlement of account. As of March 31, 2006 and 2007, deposits of restricted cash in banks related to the above borrowings were ¥491 million and ¥493 million ($4,176 thousand), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2006 and 2007, the weighted-average rates of loans from banks and other financial institutions were 1.462% and 1.978%, respectively.
In addition, other than the above, the Group has additional syndicated loans, overdraft facilities, and loan commitments available from banks totaling ¥5,927 million and ¥1,050 million ($8,895 thousand) as of March 31, 2006 and 2007, respectively.
The aggregate future annual maturities of bonds, long-term loans from banks and other financial institutions as of March 31, 2007 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2008	¥108,475	$918,890
2009	80,552	682,355
2010	34,110	288,945
2011	36,777	311,538
2012 and thereafter	903	7,649

Total long-term borrowings	¥260,817	$2,209,377

Under some of its borrowing arrangements, the Group has pledged certain assets as collateral. The bank may obtain this collateral in the event of financial default. Financial default includes missed or delinquent payments as provided for in the loan agreements.
As of March 31, 2007, the following assets were pledged for short and long-term borrowings as collateral:

		Thousands of
	Millions of Yen	U.S. Dollars
Restricted cash	¥ 361	$ 3,058
Loans receivable	50,717	429,623
Purchased loans receivable	8,779	74,367
Real estate for sale	2,913	24,676
Investment securities	2,123	17,984

Total assets pledged as collateral	¥64,893	$549,708

As of March 31, 2007, the Group loaned investment securities under share lending agreement and received cash as collateral.
Other than the above, as discussed in Note 9, certain consolidated VIEs obtained non-recourse loans from financial institutions. For these loans, ¥25,491 million ($215,934 thousand) in the VIEs’ assets are pledged as collateral as of March 31, 2007.
In addition, the Group is subject to financial covenants which require the Group to meet various operating and liquidity measures. The Group is in compliance with these covenants as of March 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13. Lease Obligations
The Group leases office space under operating lease agreements. Generally, these agreements are all cancelable by the Group with six month’s advance notice. Total rent expense under operating lease agreements was approximately ¥911 million, ¥965 million and ¥1,135 million ($9,615 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.
The minimum rental assuming no cancellation on operating lease payments that have initial lease terms in excess of one year as of March 31, 2007 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2008	¥961	$8,141
2009	379	3,210
2010	21	178

Total minimum future rentals	¥1,361	$11,529

The Group leases certain equipment, software and vehicles under capital leases.
Acquisition costs and accumulated amortization of leased assets as of March 31, 2006 and 2007 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Acquisition costs	¥2,875	¥2,954	$25,023
Accumulated amortization	(1,563)	(2,121)	(17,967)

Net leased property	¥1,312	¥833	$7,056

Future minimum lease payments for the above assets under capital leases as of March 31, 2007 are as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year ending March 31,
2008	¥468	$3,964
2009	250	2,118
2010	104	881
2011	49	415
2012 and thereafter	11	93

Total minimum lease payments	882	7,471
Less: Amount representing interest	(23)	(194)

Present value of minimum lease payments	859	7,277
Less: Current portion	(455)	(3,855)

Long-term capital lease obligations	¥404	$3,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14. Retirement Plans — Employee, Director and Statutory Auditor
In past years, the Group had an employee severance plan, a defined benefit plan for employees of a subsidiary, and director and statutory auditor retirement plans. These plans have been terminated. A description of these plans and their termination is as follows:
Directors and Statutory Auditors:
The Company’s retirement plan for directors and statutory auditors was terminated effective on April 1, 1999 and the retirement liability as of March 31, 1999 shall be paid on retirement from the Company. APREK had also adopted a retirement plan for directors and statutory auditors. However, the plan was terminated effective on June 1, 2006, and the retirement liability as of May 31, 2006 was paid on retirement from APREK.
Accrued retirement benefits presented on the accompanying consolidated balance sheet as of March 31, 2005 included only the Company’s unpaid retirement benefits for directors and statutory auditors.
Employees:
The Company had no employee retirement plans or liabilities at March 31, 2006 and 2007. APREK had adopted a defined benefit plan for employees. However, the plan was terminated effective on June 1, 2006 with a lump-sum distribution of retirement benefits upon termination of the plan on June 20, 2006.
The benefit obligations and plan assets, representing 100% of the obligation on the accompanying balance sheets under SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” as of March 31, 2006 and 2007 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
Change in benefit obligation	2006	2007	2007
Benefit obligation at beginning of year	¥330	¥ 647	$ 5,481
Increase in obligation due to acquisition of a subsidiary	310	—	—
Service cost	6	4	34
Interest cost	1	1	8
Benefit paid	—	(272)	(2,304)

Benefit obligation as of the end of year	¥647	¥ 380	$ 3,219

			Thousands of
	Millions of Yen		U.S. Dollars
Total recognized liabilities in the balance sheets	2006	2007	2007
Employees	¥265	¥ —	$ —
Directors and statutory auditors	382	380	3,219

Obligations in excess of plan assets	¥647	¥380	$3,219

In addition, the Group participates in the mandatory fully-funded contributory plan under the Japanese Welfare Pension Insurance Law. Under this plan, contributions are made by both the Group and its employees. Amounts paid by the Group under this plan totaled ¥358 million, ¥454 million and ¥522 million ($4,422 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Derivative financial instruments outstanding as of March 31, 2006 and 2007 are summarized as follows:
Interest rate swap:
2006:

	Millions of Yen				Millions of Yen
Number of	Notional	Interest Rate		Ultimate	Fair
Agreements	Principal	Pay	Receive	Maturity	Value
1	¥97	Fixed at 2.190%	TIBOR+1.250%	August 2006	¥(—)
2007:

	Millions of Yen				Millions of Yen
Number of	Notional	Interest Rate		Ultimate	Fair
Agreements	Principal	Pay	Receive	Maturity	Value
1	¥263	Fixed at 2.200%	TIBOR+0.950%	December 2008	¥(1)

	Thousands of				Thousands of
	U.S. Dollars				U.S. Dollars
Number of	Notional	Interest Rate		Ultimate	Fair
Agreements	Principal	Pay	Receive	Maturity	Value
1	$2,228	Fixed at 2.200%	TIBOR+0.950%	December 2008	$(8)

Applicable interest rate as of March 31, 2006 is as follows:
¥TIBOR (TIBOR Yen Rate for Three Months)	0.128%

Applicable interest rate as of March 31, 2007 is as follows:
¥TIBOR (TIBOR Yen Rate for Three Months)	0.664%
The notional amounts above are the underlying principal amounts used in determining the interest swapped over the period of the swap agreements and, therefore, are not measures of the Group’s exposure to loss through its use of derivatives. The fair value is estimated based on quotes from market makers of these instruments and represents the estimated amounts that the Group would expect to receive and pay if the Group terminated the agreements as of March 31, 2006 and 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. Commitments and Contingencies
As discussed earlier, the contractual interest in excess of the restricted rate is recognized as interest income as collected. This excess interest may need to be refunded to the borrower, should the borrower request refund of excess interest amounts previously paid. As a result of the recent decision made by the Supreme Court of Japan impacting interest rates charged to borrowers and subsequent changes in business environment, the Group has experienced substantial increases in claims from borrowers for return of excess interest. Borrowers may request the return of excess interest for up to 10 years from the date of the relevant excess interest payment. Due to repayments of excess interest, the Group refunded ¥387 million and ¥1,774 million ($15,028 thousand) in cash to borrowers and charged-off ¥2,145 million and ¥3,456 million ($29,276 thousand) applied to the outstanding loan principal balance during the years ended March 31, 2006 and 2007, respectively. The Group expects these amounts to substantially increase. As of March 31, 2007, total balance of reserve for losses on excess interest repayments and the portion of allowance for loan losses provided for loan principal charged-off by excess interest repayments was ¥10,165 million ($86,107 thousand).
Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to certain loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Company’s unfunded credit lines at March 31, 2006 and 2007 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Unfunded credit lines with loans outstanding	¥ 9,642	¥ 7,398	$62,668
Unfunded credit lines without loans outstanding	48,037	46,110	390,598

Total unfunded credit lines	¥57,679	¥53,508	$453,266

The Group is exposed to risks regarding legal proceedings or claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Group’s financial condition or results of operations.
Pursuant to an agreement with Sanyo Club Co., Ltd. (“Sanyo Club”), in exchange for guaranteeing 40% of the outstanding balance of specified loans to its customers, the Company receives 40% of the interest received from the specified loans receivable and pays 40% of the related administrative expenses and other expenses incurred by Sanyo Club. The Company is required to pay out on its guarantees for 40% of the outstanding balance of specified loans for which contractual payments are overdue by 120 days or more as of the end of each month, and distressed loans due to legal processes. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.
The Company guarantees loans to customers of Shinsei Business Finance Co., Ltd. (“Shinsei Business Finance”) and corresponding interest receivable, and receives guarantee fees. Shinsei Business Finance was a 25%-owned affiliate of the Company accounted for under the equity method until April 14, 2006. The Company receives guarantee fees from the following loan products that Shinsei Business Finance sells:
3S loans — The Company guarantees 100% of loans to customers of 3S loans and corresponding interest receivable and receives a guarantee fee at the loan contract rate less 4%. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 14 days or more as of the end of each month. 3S loans are unsecured loans that require one or more guarantees from third-party individuals with an income source separate from the customer, and are designed for SMEs.
Business loans — The Company guarantees 10% of loans to customers of Business loans and corresponding interest receivable and receives 10% of the interest received from Business loans. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more as of the end of each month. Business loans are unsecured loans designed for SMEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company guarantees loans to customers of Chuo Mitsui Finance Service Co., Ltd. (“Chuo Mitsui Finance”) and corresponding interest receivable and receives guarantee fees. Chuo Mitsui Finance was a 30%-owned affiliate of the Company accounted for under the equity method until February 22, 2007. The Company receives guarantee fees from the following loan products that Chuo Mitsui Finance sells:
Business Card loans — The Company guarantees 10% of loans to customers of Business Card loans and corresponding interest receivable and receives 10% of the interest received from Business Card loans. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more. Business Card loans are unsecured loans designed for SMEs.
Real Estate Finance loans — The Company guarantees 10% of loans of Real Estate Finance loans and corresponding interest receivable and receives 10% of the interest received from Real Estate Finance loans. The Company is required to pay out on its guarantees on loans for which contractual payments are overdue by 30 days or more.
In addition, NIS Lease guarantees accounts receivable of certain customers for a fee determined based on their creditworthiness and contract duration. As of March 31, 2006 and 2007, the fee rate ranged from 0.38% to 21.60% and from 0.15% to 4.00%, with weighted-average fee rates of 2.25% and 1.08%, respectively.
The Group maintains reserves for all estimated guarantee losses and includes the amounts in “Other liabilities” on the accompanying consolidated balance sheets.
Upon payment of any guarantee, the Group records corresponding guaranteed loans receivable to customers, which are offset by allowances for deemed uncollectible amounts. As of March 31, 2006 and 2007, receivables from payment of guarantees were ¥663 million and ¥1,166 million ($9,877 thousand), respectively. These receivables were offset by allowances of ¥588 million and ¥923 million ($7,819 thousand), respectively, and the resulting amounts were recorded in “Other assets” on the accompanying consolidated balance sheets.
Also, the Company was liable as a guarantor for bank loans borrowed by Shinsei Business Finance and Chuo Mitsui Finance, and received guarantee fees. However, during the years ended March 31, 2006 and 2007, the Company was released from its obligations as a guarantor for bank loans borrowed by Shinsei Business Finance and Chuo Mitsui Finance, respectively.
As of March 31, 2006 and 2007, the Group’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Guaranteed borrowings	¥11,886	¥17,555	$148,708
Guaranteed accounts receivable	964	908	7,692
Guarantees for borrowings of other companies:
Chuo Mitsui Finance Service Co., Ltd.	1,920	—	—
Reserve for guarantee losses	629	1,066	9,030

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
During the years ended March 31, 2005, 2006 and 2007, the Group paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Guarantee fees received from:
Guaranteed loans and accounts receivable	¥845	¥1,386	¥1,880	$ 15,926
Guarantees for borrowings of other companies	34	20	45	381

Total guarantee fees received	879	1,406	1,925	16,307
Administrative expenses and other expenses paid	(562)	(898)	(1,337)	(11,326)

Guarantee fees received, net	¥317	¥508	¥588	$ 4,981

During the years ended March 31, 2005, 2006 and 2007, as a result of contractual commitments, the Group paid ¥270 million, ¥607 million and ¥1,299 million ($11,004 thousand), respectively, as a guarantor for the borrowings.
In July 2007, the Tokyo Regional Tax Bureau, or TRTB, issued an assessment against one of the leading consumer finance companies in Japan claiming for additional income taxes. The assessment was based on a new Japanese tax law interpretation by the TRTB that the amount of losses on excess interest repayments should be excluded from the calculation of the tax deductible portion of provision for loan losses, in line with the recent revision of the auditing rules for calculation of reserves for losses on excess interest repayments promulgated by the Japanese Institution of Certified Public Accountants. These new auditing rules have been introduced since the semi-annual period ended September 30, 2006 and reflected Supreme Court decisions relating to excess interest repayments. (See Note 2 for a summary of significant accounting policies.) The aforementioned consumer finance company has announced that it is considering filing a petition of objection against the assessment by the TRTB. Whether the TRTB’s interpretation is sustainable under the Japanese tax law has not been adjudicated.
The Company has not yet received any similar assessment from the TRTB. However, if the Company calculated its Japanese income taxes in accordance with the interpretation of the TRTB in this assessment, the Company’s deferred tax assets would increase by ¥830 million ($7,031 thousand) on the accompanying consolidated balance sheet as of March 31, 2007 and other general and administrative expenses would increase by ¥9 million ($76 thousand) and income taxes would decrease by ¥3 million ($25 thousand) on the accompanying consolidated statement of operations for the year ended March 31, 2007. Consequently, net losses for the year ended March 31, 2007 would increase by ¥6 million ($51 thousand).
No accrual was made for the loss contingency in the accompanying consolidated balance sheet as of March 31, 2007, because the Company believes the outcome is reasonably possible but not probable in accordance with SFAS No. 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17. Shareholders’ Equity
Under Article 445-2 of the Corporate Law, at least one-half of the value of assets which were paid or provided at share issuance is required to be designated as common stock, and proceeds in excess of the amount designated as common stock are to be credited to general additional paid-in capital in accordance with Article 445-3 of the Corporate Law. The portion to be designated as common stock is determined by resolution of the Board of Directors in advance of the issue. General additional paid-in capital may be transferred to common stock pursuant to resolution of the Shareholders’ Meeting, in accordance with Article 448-1 of the Corporate Law. In addition, general additional paid-in capital may be used to reduce a deficit by resolution of the Shareholders’ Meeting but is not available for dividends payment.
Article 445-4 of the Corporate Law also provides that an amount equal to at least 10% of dividends must be appropriated to general additional paid-in capital or legal reserve until the sum of the general additional paid-in capital and legal reserve equals 25% of common stock. The legal reserve may be transferred to common stock pursuant to resolution of the Shareholders’ Meeting, in accordance with Article 448-1 of the Corporate Law. In addition, the legal reserve may be used to reduce a deficit through resolution of the Shareholders’ Meeting but is not available for dividend payment. As of March 31, 2006 and 2007, legal reserves included in the Company’s retained earnings were ¥401 million ($3,397 thousand). Also, as of March 31, 2006 and 2007, legal reserves included in Nissin Servicer’s retained earnings were ¥2 million ($17 thousand).
The Corporate Law provides that common stock, legal reserve, general additional paid-in capital, other additional paid-in capital, and retained earnings may be transferred among the accounts under certain conditions upon resolution of the Shareholders’ Meeting.
According to Article 446 of the Corporate Law, the maximum amount that the Company and each of its subsidiaries can distribute as dividends at the end of fiscal year is the sum of “Other additional paid-in capital,” which is the amount of additional paid-in capital excluding general additional paid-in capital, and “Other retained earnings,” which is the amount of retained earnings excluding legal reserve. As of March 31, 2007, the maximum amount of the Company’s distributable dividends calculated under the Corporate Law based on the non-consolidated financial statement prepared in conformity with Japanese GAAP was ¥45,170 million ($382,634 thousand).
During the year ended March 31, 2007, convertible bonds totaling ¥774 million ($6,557 thousand) were converted into 946 thousand shares of common stock and, consequently, common stock and general additional paid-in capital increased by ¥397 million ($3,363 thousand) and ¥377 million ($3,194 thousand), respectively.
In addition, the Company sold newly issued 86,021,600 shares of common stock to Sumitomo Mitsui Banking Corporation on June 12, 2006. As a result, total paid-in amount was ¥8,000 million ($67,768 thousand), of which ¥4,043 million ($34,248 thousand) was credited to common stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Issuance of Stock by Subsidiaries
On November 25, 2003 and February 9, 2004, Nissin Servicer, previously a wholly-owned subsidiary of the Company, completed a sale of additional shares to third-parties. The number of shares newly issued was 8,000 shares and 82,400 shares, and the price per share was ¥1,125 and ¥6,250, respectively. As a result, Nissin Servicer became an 89.8% subsidiary of the Company.
Further, Nissin Servicer listed its stock on the Mothers market of the Tokyo Stock Exchange on September 16, 2004. The number of shares newly issued due to the initial public offering was 100,000 shares, and the price per share was ¥22,500. During the years ended March 31, 2005, 2006 and 2007, Nissin Servicer issued 63,200 shares, 19,200 shares and 11,520 shares, respectively, to directors and employees in connection with exercises of stock acquisition rights, with an average price per share of ¥1,063 and ¥6,250 ($52.94), respectively. As a result, the Company’s interest in Nissin Servicer has been diluted to 75.9%, 74.6% and 73.8% as of March 31, 2005, 2006 and 2007, respectively. The Group recognized net gains of ¥1,339 million for the year ended March 31, 2005 and net losses of ¥47 million and ¥4 million ($34 thousand) for the years ended March 31, 2006 and 2007, respectively, in respect of its investment in Nissin Servicer, which were recorded as “Gains (losses) on sales of subsidiaries and affiliates, net” in the accompanying consolidated statements of operations. The Group continues to recognize gains or losses from dilution of its interest in Nissin Servicer.
19. Related Party Transactions
The Group leases office space to Shuho, Ltd., an entity 100% owned by the Company’s chairman and his relatives and which owns 11.5% of the Company’s outstanding share capital as of March 31, 2007. Total rent received from Shuho, Ltd. was ¥1 million ($8 thousand) for each of the years ended March 31, 2005, 2006 and 2007, respectively.
In addition, the Group leases office and parking space to Nissin Building Co., Ltd., an entity 93.3% owned by the Company’s chairman and his relatives and which owns 11.8% of the Company’s outstanding share capital as of March 31, 2007. Total rent received from Nissin Building Co., Ltd. was ¥2 million, ¥1 million and ¥2 million ($17 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.
During the years ended March 31, 2005, 2006 and 2007, the Group’s transactions with Shinsei Business Finance, a 25%-owned affiliate prior to April 14, 2006, are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Commissions paid	¥32	¥13	¥1	$8
Commissions received	13	4	36	305
Loan guarantee fees received	316	467	—	—
Bank loan guarantee fees received	34	9	—	—
Shinsei Business Finance became an unrelated party during the year ended March 31, 2007. Although transactions between the Group and Shinsei Business Finance are continuous in nature, the transactions with Shinsei Business Finance after it became an unrelated party are not included above. The terms of these transactions were determined with reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for equivalent transactions with unrelated parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
During the years ended March 31, 2005, 2006 and 2007, the Group’s transactions with Webcashing.com, a 38%-owned affiliate prior to September 5, 2006, are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Commissions paid	¥205	¥151	¥—	$—
Advertising expenses and other fees paid	175	518	1	8
No transactions between the Group and Webcashing.com have taken place subsequent to the sale of all ownership interest owned by the Group in Webcashing.com to a third-party investor on September 5, 2006. The terms of these transactions were determined with reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for equivalent transactions with unrelated parties.
During the years ended March 2005, 2006 and 2007, the Group’s transactions with Chuo Mitsui Finance, a 30%-owned affiliate prior to February 22, 2007 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Commissions paid	¥—	¥9	¥11	$93
Loan guarantee fees received	—	26	89	754
Bank loan guarantee fees received	—	11	41	347
Chuo Mitsui Finance became an unrelated party during the year ended March 31, 2007. Although transactions between the Group and Chuo Mitsui Finance are continuous in nature, transactions with Chuo Mitsui Finance after it became an unrelated party are not included above. The terms of these transactions were determined with reference to equivalent transactions with unrelated parties, and the prices for these transactions were equivalent to those set for equivalent transactions with unrelated parties.
20. Income Taxes
The components of income tax expense for the years ended March 31, 2005, 2006 and 2007 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Current:
National	¥2,132	¥ 5,211	¥ 3,867	$ 32,757
Local	1,087	2,463	1,910	16,180

	3,219	7,674	5,777	48,937

Deferred:
National	945	(991)	(2,798)	(23,702)
Local	482	(469)	(1,382)	(11,707)

	1,427	(1,460)	(4,180)	(35,409)

Income taxes	¥4,646	¥ 6,214	¥ 1,597	$ 13,528

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The significant components of deferred tax assets and liabilities as of March 31, 2006 and 2007 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Deferred tax assets:
Loans receivable charge-offs	¥25	¥37	$313
Allowance for loan losses	793	2,908	24,634
Reserve for guarantee losses	241	441	3,736
Reserve for losses on interest repayments	239	2,005	16,984
Accrued local taxes	444	472	3,998
Accrued retirement benefits	262	154	1,305
Accrued salary expenses	460	408	3,456
Impairment of long-lived assets	239	325	2,753
Loan origination costs	92	658	5,574
Other	214	710	6,014

Subtotal	3,009	8,118	68,767
Valuation allowance	—	(1,355)	(11,478)

Total deferred tax assets	3,009	6,763	57,289

Deferred tax liabilities:
Investment securities — difference in basis	3,418	80	678
Bond issuance costs	114	266	2,253
Accumulated depreciation	85	146	1,237
Other	53	39	330

Total deferred tax liabilities	3,670	531	4,498

Deferred tax (liabilities) assets, net	¥(661)	¥6,232	$52,791

Net deferred tax assets and liabilities as of March 31, 2006 and 2007 are reflected on the accompanying consolidated balance sheets under the following captions:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2007	2007
Assets: Deferred income taxes	¥721	¥6,488	$54,960
Liabilities: Deferred income taxes	1,382	256	2,169

Deferred income taxes, net	¥(661)	¥6,232	$52,791

The Group is subject to national and local income taxes, which in the aggregate result in a statutory tax rate of 40.5% for the years ended March 31, 2005, 2006 and 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of the differences between the statutory tax rate and the effective income tax rate for the years ended March 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Statutory tax rate	40.5%	40.5%	40.5%
Increase (reduction) in taxes resulting from:
Expenses not deductible for tax purpose	0.3	0.3	37.6
Per capita levy	0.4	0.3	22.7
Special tax credit upon application of IT Investment Promotion Tax Incentive	(1.9)	(0.1)	—
Valuation allowance	—	—	502.0
Difference in statutory tax rates of subsidiaries	—	—	31.2
Other	(0.9)	(0.3)	3.1

Effective income tax rate	38.4%	40.7%	637.1%

As of March 31, 2007, the Group established a valuation allowance of ¥1,355 million ($11,478 thousand) for deferred tax assets of APREK and other consolidated subsidiaries, because the Group believes it is more likely than not that part of the deferred tax assets would not be realized, taking into consideration the Group’s projections of future taxable income.
21. Reconciliation of the Differences Between Basic and Diluted Net Income Per Share
Basic and diluted EPS as well as the number of shares in the following table have been retroactively adjusted to reflect a 1.2-for-1 stock split completed on May 20, 2005, 2-for-1 stock splits completed on November 18, 2005 and April 1, 2006, and a 1-for-20 reverse stock split completed on August 31, 2007. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2005, 2006 and 2007 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Net income (losses)	¥7,262	¥8,455	¥(1,610)	$(13,638)
After-tax equivalent of interest expense on 1.7% convertible bond	100	57	—	—
Loss on change of equity interest as a result of exercise of stock acquisition rights of a subsidiary	(53)	(28)	(6)	(51)

Income for purpose of computing diluted net income per share	¥7,309	¥8,484	¥(1,616)	$(13,689)

	Thousands of Shares
	2005	2006	2007
Weighted-average shares outstanding — basic	122,083	129,247	140,924
Effect of dilutive securities:
Warrants and options	997	1,794	—
Convertible bond	12,113	6,901	—

Weighted-average shares outstanding for diluted EPS computation	135,193	137,942	140,924

	Yen			U.S. Dollars
	2005	2006	2007	2007
Basic EPS	¥59.60	¥65.40	¥(11.42)	$(0.097)
Diluted EPS	54.00	61.60	(11.42)	(0.097)
Stock acquisition rights attaching to 79 thousand shares were excluded from the computations of diluted EPS for the year ended March 31, 2007, as their exercise price was higher than the Company’s average stock price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. Stock-based Compensation
The Company has two types of stock-based compensation plans as incentive plans for selected directors and employees.
Warrant Plan:
Under the Company’s incentive warrant plans, on April 20, 2001, the Company issued unsecured bonds with detachable warrants. These warrants were immediately repurchased at their fair market value and granted as compensation to directors and selected employees in the Company. The warrants were exercisable into approximately 2,493 thousand shares of common stock at an exercise price of ¥602.00 per share. The exercise period of the warrant was from July 2, 2001 through April 19, 2004. The warrants were immediately exercisable at the time of grant, but would expire at the time of termination of employment with the Group. All warrants matured by March 31, 2005.
Stock Option Plan:
Following approval of the Company’s Annual Shareholders’ Meeting on June 22, 2002, the Company granted stock acquisition rights to the Group’s directors, statutory auditors, employees, corporate advisors and temporary employees with tenure of over one year on September 10, 2002. Under this stock option plan, rights to purchase common stock of 2,870 thousand shares were granted at the exercise price of ¥540.00 per share, which was priced at 110% of the closing price of the day before the approval of grant. These rights were exercisable from October 1, 2002 and expired on the earlier of September 30, 2005 or termination of employment with the Group.
Following approval of the Company’s Annual Shareholders’ Meeting on June 24, 2003, the Company granted stock acquisition rights to the Group’s directors, statutory auditors, corporate advisors and employees, including employees seconded to other companies, on July 16, 2003. Under this stock option plan, rights to purchase common stock of 1,296 thousand shares were granted at the exercise price of ¥560.00 ($4.74) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights were exercisable from August 1, 2003 and expired on the earlier of July 31, 2006 or termination of employment with the Group.
Following approval of the Company’s Annual Shareholders’ Meeting on June 22, 2004, the Company granted stock acquisition rights to the Group’s directors, statutory auditors, corporate advisors, contract employees and regular employees (including employees of the Group seconded to other companies and employees of other companies seconded to the Group), and temporary employees with tenure of over one year of the Group, and a director of a business counterparty of the Company approved by the Board of Directors, on July 15, 2004. Under this stock option plan, rights to purchase common stock of 3,197 thousand shares were granted at the exercise price of ¥1,060.00 ($8.98) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights were exercisable from August 1, 2004 and expired on the earlier of July 31, 2007 or termination of employment with the Group.
Following approval of the Company’s Annual Shareholders’ Meeting on June 22, 2004, the Company granted stock acquisition rights to the Group’s contract employees and regular employees (including employees of the Group seconded to other companies and employees of other companies seconded to the Group), and temporary employees with tenure of over one year of the Group on January 20, 2005. Under this stock option plan, rights to purchase common stock of 38 thousand shares were granted at the exercise price of ¥1,100.00 ($9.32) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights were exercisable from February 1, 2005 and would expire on the earlier of January 31, 2008 or termination of employment with the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Following approval of the Company’s Annual Shareholders’ Meeting on June 22, 2004, the Company granted stock acquisition rights to the Group’s directors, corporate advisor, contract employees and regular employees (including employees of the Group seconded to other companies and employees of other companies seconded to the Group), and temporary employees with tenure of over one year of the Group on April 21, 2005. Under this stock option plan, rights to purchase common stock of 357 thousand shares were granted at the exercise price of ¥1,340.00 ($11.35) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights are exercisable from May 1, 2005 and expire on the earlier of April 30, 2008 or termination of employment with the Group.
Following approval of the Company’s Annual Shareholders’ Meeting on June 22, 2005, the Company granted stock acquisition rights to the Group’s directors, statutory auditors, corporate advisors, contract employees and regular employees (including employees of the Group seconded to other companies and employees of other companies seconded to the Group) of the Group, and a director of a business counterparty of the Company approved by the Board of Directors on July 15, 2005. Under this stock option plan, rights to purchase common stock of 720 thousand shares were granted at the exercise price of ¥1,160.00 ($9.83) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights are exercisable from August 1, 2005 and expire on the earlier of July 31, 2008 or termination of employment with the Group.
Following approval of the Company’s Annual Shareholders’ Meeting on June 22, 2005, the Company granted stock acquisition rights to the Group’s director, corporate advisors, contract employees and regular employees (including employees of the Group seconded to other companies and employees of other companies seconded to the Group) of the Group on March 23, 2006. Under this stock option plan, rights to purchase common stock of 96 thousand shares were granted at the exercise price of ¥2,620.00 ($22.19) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights are exercisable from April 1, 2006 and expire on the earlier of March 31, 2009 or termination of employment with the Group.
Each year, the Company is permitted to issue stock acquisition rights to directors the lesser of ¥500 million or 1,500 thousand shares.
A summary of the Company’s stock acquisition rights as of March 31, 2007 is as follows:

			Number of Shares		Number of Shares
Exercise Prices			Granted		Outstanding
Yen	U.S. Dollars	Date Granted	(Thousands)	Exercise Period	(Thousands)
¥1,060.00	$8.98	July 15, 2004	3,197	From August 1, 2004 to July 31, 2007	1,120
¥1,100.00	$9.32	January 20, 2005	38	From February 1, 2005 to January 31, 2008	23
¥1,340.00	$11.35	April 21, 2005	357	From May 1, 2005 to April 30, 2008	173
¥1,160.00	$9.83	July 15, 2005	720	From August 1, 2005 to July 31, 2008	413
¥2,620.00	$22.19	March 23, 2006	96	From April 1, 2006 to March 31, 2009	79
A summary of changes in the Company’s stock acquisition rights for the year ended March 31, 2007 is as follows:

	Number of	Weighted-average	Weighted-average Exercise		Aggregate Intrinsic Value
	Shares	Remaining Life	Price Per Share			Thousands of
	(Thousands)	(Years)	Yen	U.S. Dollars	Millions of Yen	U.S. Dollars
Outstanding at beginning of year	2,483		¥1,108	$ 9.39
Granted	—		—	—
Exercised	588		845	7.16
Expired or forfeited	87		1,412	11.96

Outstanding at end of year	1,808	0.72	1,179	9.99	¥497	$4,210

Exercisable at end of year	1,808	0.72	¥1,179	9.99	¥497	$4,210
As of March 31, 2007, the Company has 1,500 thousand shares available for grant to directors

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Instead of an issuance of new shares, the Company sold to the grantee its treasury stock. The Company received ¥909 million, ¥2,209 million and ¥496 million ($4,201 thousand) in cash from exercise of stock acquisition rights for the years ended March 31, 2005, 2006 and 2007, respectively. Consequently, additional paid-in capital increased by ¥216 million, ¥999 million and ¥227 million ($1,923 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively, as a result of gains from these transactions.
The total intrinsic value of stock acquisition rights exercised were ¥700 million, ¥2,346 million and ¥488 million ($4,134 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.
The fair value of stock acquisition rights and warrants granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005		2006		2007 (A)
Weighted-average assumptions:
Risk-free interest rate	0.3%		1.5%		—%
Expected lives	3.0	years	3.0	years	—	years
Expected volatility	33.3%		28.9%		—%
Dividend yield	1.1%		1.4%		—%
Weighted-average fair value of grant per share	¥124.2		¥130.0		¥—

(A) No share was granted for the year ended March 31, 2007.
The Company had no unrecognized stock-based compensation costs related to non-vested stock acquisition rights as of March 31, 2007.
Nissin Servicer, a 73.8%-owned subsidiary of the Company, also has stock-based compensation plans as incentive plans for its directors and selected employees.
Following approval of Nissin Servicer’s Extraordinary Shareholders’ Meeting on September 9, 2002, Nissin Servicer granted stock acquisition rights to its directors, statutory auditors and employees on September 26, 2002. Under this stock option plan, rights to purchase common stock of 80,000 shares were granted at the exercise price of ¥625 ($5.29) per share, which was priced at the initial cost of Nissin Servicer’s common stock. These rights are exercisable from October 1, 2004 and expire on the earlier of September 30, 2007 or termination of employment with Nissin Servicer.
Following approval of Nissin Servicer’s Annual Shareholders’ Meeting on June 23, 2003, Nissin Servicer granted stock acquisition rights to its directors, statutory auditors and employees on September 26, 2002. Under this stock option plan, rights to purchase common stock of 23,600 shares were granted at the exercise price of ¥1,125 ($9.53) per share, which was priced at estimated average net assets of Nissin Servicer for the six months ended September 30, 2003. These rights are exercisable from July 1, 2005 and expire on the earlier of June 30, 2008 or termination of employment with Nissin Servicer.
Following approval of Nissin Servicer’s Extraordinary Shareholders’ Meeting on March 30, 2004, Nissin Servicer granted stock acquisition rights to its statutory auditor and employees on March 30, 2004. Under this stock option plan, rights to purchase common stock of 14,960 shares were granted at the exercise price of ¥6,250 ($52.94) per share, which was priced at the fair value of Nissin Servicer as of September 30, 2003 calculated using the discounted cash flow method. These rights are exercisable from April 1, 2006 and expire on the earlier of March 31, 2009 or termination of employment with Nissin Servicer.
Following approval of Nissin Servicer’s Annual Shareholders’ Meeting on June 21, 2005, Nissin Servicer granted stock acquisition rights to directors, corporate advisors and employees of Nissin Servicer and its affiliated companies on August 9, 2005. Under this stock option plan, rights to purchase common stock of 2,620 shares were granted at the exercise price of ¥51,549 ($436.67) per share, which was priced at 110% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights are exercisable from July 1, 2007 and expire on the earlier of June 30, 2010 or termination of employment with Nissin Servicer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Following approval of Nissin Servicer’s Board of Directors’ Meeting on August 7, 2006, Nissin Servicer granted stock acquisition rights to its directors and executive officers on August 23, 2006. Under this stock option plan, rights to purchase common stock of 1,400 shares were granted at the exercise price of ¥67,362 ($570.62) per share, which was priced at 150% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights are exercisable from September 1, 2006 and expire on the earlier of August 6, 2011 or termination of employment with Nissin Servicer.
Following approval of Nissin Servicer’s Board of Directors’ Meeting on August 7, 2006, Nissin Servicer granted stock acquisition rights to director, corporate advisors and employees of Nissin Servicer and its affiliated companies on August 23, 2006. Under this stock option plan, rights to purchase common stock of 4,530 shares were granted at the exercise price of ¥58,380 ($494.54) per share, which was priced at 130% of the average daily closing price of the month immediately before the month of the issuance date of such stock acquisition rights. These rights are exercisable from September 1, 2006 and expire on the earlier of August 6, 2011 or termination of employment with Nissin Servicer.
A summary of Nissin Servicer’s stock acquisition rights as of March 31, 2007 is as follows:

			Number of Shares		Number of Shares
Exercise Prices			Granted		Outstanding
Yen	U.S. Dollars	Date Granted	(Shares)	Exercise Period	(Shares)
¥ 625.00	$5.29	September 26, 2002	80,000	From October 1, 2004 to September 30, 2007	1,600
¥ 6,250.00	$52.94	March 30, 2004	14,960	From April 1, 2006 to March 31, 2009	2,000
¥51,549.00	$436.67	August 9, 2005	2,620	From July 1, 2007 to June 30, 2010	2,340
¥67,362.00	$570.62	August 23, 2006	1,400	From September 1, 2006 to August 6, 2011	1,400
¥58,380.00	$494.54	August 23, 2006	4,530	From September 1, 2006 to August 6, 2011	4,250
A summary of changes in Nissin Servicer’s stock acquisition rights for the year ended March 31, 2007 is as follows:

	Number of	Weighted-average	Weighted-average Exercise		Aggregate Intrinsic Value
	Shares	Remaining Life	Price Per Share			Thousands of
	(Shares)	(Years)	Yen	U.S. Dollars	Millions of Yen	U.S. Dollars
Outstanding at beginning of year	17,620		¥11,961	$101.32
Granted	5,930		60,501	512.50
Exercised	11,520		6,250	52.94
Expired or forfeited	440		47,660	403.73

Outstanding at end of year	11,590	3.20	41,118	348.31	¥135	$1,144

Exercisable at end of year	9,250	3.18	¥38,479	$325.96	¥135	$1,144
Nissin Servicer received ¥40 million, ¥20 million and ¥72 million ($610 thousand) in cash from exercise of stock acquisition rights for the years ended March 31, 2005, 2006 and 2007, respectively.
The total intrinsic value of stock acquisition rights exercised were ¥2,443 million, ¥839 million and ¥717 million ($6,074 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.
The fair value of stock acquisition rights and warrants granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005 (A)		2006		2007
Weighted-average assumptions:
Risk-free interest rate	—%		1.6%		0.8%
Expected lives	—	years	4.9	years	2.5	years
Expected volatility	—%		57.5%		74.3%
Dividend yield	—%		0.8%		1.0%
Weighted-average fair value of grant per share	¥—		¥11,522		¥20,258

(A) No share was granted for the year ended March 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Nissin Servicer had unrecognized stock-based compensation costs of ¥4 million ($34 thousand) related to non-vested stock acquisition rights as of March 31, 2007 which is expected to be amortized for a weighted-average of 0.3 years.
APREK, a 69.3%-owned subsidiary of the Company, also has subsidiary stock-based compensation plans as incentive plans for its directors and selected employees.
Following approval of APREK’s Extraordinary Shareholders’ Meeting on January 26, 2006, APREK granted stock acquisition rights to directors, statutory auditor and employees of APREK on April 28, 2006. Under this stock option plan, rights to purchase common stock of 175,000 shares were granted at the exercise price of ¥740 ($6.27) per share, which was the closing price of APREK’s shares on the JASDAQ Securities Exchange on the issuance date of such stock acquisition rights. These rights are exercisable from May 1, 2006 and expire on the earlier of April 30, 2009 or termination of employment with APREK. In case of mandatory retirement, stock acquisition rights are due to expire in 90 days from that day.
A summary of APREK’s stock acquisition rights as of March 31, 2007 is as follows:

			Number of Shares		Number of Shares
Exercise Prices			Granted		Outstanding
Yen	U.S. Dollars	Date Granted	(Shares)	Exercise Period	(Shares)
¥740.00	$6.27	April 28, 2006	175,000	From May 1, 2006 to April 30, 2009	166,000
A summary of changes in APREK’s stock acquisition rights for the year ended March 31, 2007 is as follows:

	Number of	Weighted-average	Weighted-average Exercise		Aggregate Intrinsic Value
	Shares	Remaining Life	Price Per Share			Thousands of
	(Shares)	(Years)	Yen	U.S. Dollars	Millions of Yen	U.S. Dollars
Outstanding at beginning of year	—		¥ —	$ —
Granted	175,000		740	6.27
Exercised	—		—	—
Expired or forfeited	9,000		740	6.27

Outstanding at end of year	166,000	2.00	740	6.27	¥—	$—

Exercisable at end of year	166,000	2.00	¥740	$6.27	¥—	$—
The fair value of stock acquisition rights and warrants granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005 (A)		2006 (A)		2007
Weighted-average assumptions:
Risk-free interest rate	—%		—%		2.5%
Expected lives	—	years	—	years	3.0	years
Expected volatility	—%		—%		47.2%
Dividend yield	—%		—%		0.7%
Weighted-average fair value of grant per share	¥—		¥—		¥196.0

(A)	No share was granted for the years ended March 31, 2005 and 2006.
APREK had no unrecognized stock-based compensation costs related to non-vested stock acquisition rights as of March 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. Cumulative Other Comprehensive Income
Cumulative other comprehensive income and related tax effects for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Millions of Yen
	Other		Cumulative
	Comprehensive		Other
	Income	Tax (Expense)	Comprehensive
	Before Tax	or Benefit	Income
March 31, 2004	¥ 5,657	¥ (2,286)	¥ 3,371
Unrealized gains on investment securities:
Unrealized changes in fair value during the period	7,428	(3,008)	4,420
Reclassification adjustment for realized gains (losses) included in net income	513	(208)	305

Net unrealized holding gains (losses) during the period	7,941	(3,216)	4,725
Unrealized losses on derivative instruments:
Unrealized changes in fair value during the period	(2)	1	(1)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—
Foreign currency translation adjustments:
Unrealized losses arising during the period	(9)	—	(9)
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2005	13,587	(5,501)	8,086
Unrealized gains on investment securities:
Unrealized changes in fair value during the period	(864)	336	(528)
Reclassification adjustment for realized (gains) losses included in net income	(3,760)	1,523	(2,237)

Net unrealized holding (gains) losses during the period	(4,624)	1,859	(2,765)
Unrealized losses on derivative instruments:
Unrealized changes in fair value during the period	7	(3)	4
Reclassification adjustment for realized (gains) losses included in net income	—	—	—
Foreign currency translation adjustments:
Unrealized gains arising during the period	160	—	160
Reclassification adjustment for realized (gains) losses included in net income	—	—	—

March 31, 2006	9,130	(3,645)	5,485
Unrealized gains on investment securities:
Unrealized changes in fair value during the period	(6,701)	2,713	(3,988)
Reclassification adjustment for realized gains (losses) included in net losses	23	(9)	14

Net unrealized holding (gains) losses during the period	(6,678)	2,704	(3,974)
Unrealized losses on derivative instruments:
Unrealized changes in fair value during the period	(1)	1	—
Reclassification adjustment for realized (gains) losses included in net losses	—	—	—
Foreign currency translation adjustments:
Unrealized gains arising during the period	210	—	210
Reclassification adjustment for realized (gains) losses included in net losses	—	—	—

March 31, 2007	¥ 2,661	¥ (940)	¥ 1,721

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of U.S. Dollars
	Other		Cumulative
	Comprehensive		Other
	Income	Tax (Expense)	Comprehensive
	Before Tax	or Benefit	Income
March 31, 2006	$ 77,340	$(30,877)	$ 46,463
Unrealized gains on investment securities:
Unrealized changes in fair value during the period	(56,765)	22,982	(33,783)
Reclassification adjustment for realized gains (losses) included in net losses	195	(76)	119

Net unrealized holding (gains) losses during the period	(56,570)	22,906	(33,664)
Unrealized losses on derivative instruments:
Unrealized changes in fair value during the period	(8)	8	—
Reclassification adjustment for realized (gains) losses included in net losses	—	—	—
Foreign currency translation adjustments:
Unrealized gains arising during the period	1,780	—	1,780
Reclassification adjustment for realized (gains) losses included in net losses	—	—	—

March 31, 2007	$ 22,542	$ (7,963)	$ 14,579

24. Cash Flow Information
Cash payments for interest and income taxes for the years ended March 31, 2005, 2006 and 2007 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Interest	¥2,999	¥2,779	¥4,206	$35,629
Income taxes	5,266	2,302	8,119	68,776
Non-cash investing and financing activities for the years ended March 31, 2005, 2006 and 2007 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2006	2007	2007
Property and equipment obtained under capital leases	¥792	¥278	¥163	$1,381
Conversion of convertible bonds to common stock	1,058	8,120	774	6,557
In addition, cash dividends paid to minority interest by Nissin Servicer of ¥99 million and ¥214 million ($1,813 thousand) are included in “Dividends paid” of cash flows from financing activities for the years ended March 31, 2006 and 2007, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. Disclosures About Fair Value of Financial Instruments
SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosures of the fair value of financial instruments, including for assets and liabilities recognized and not recognized in the Group’s balance sheet. The estimated fair value amounts have been determined by the Group using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgment is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Group could realize in a current market exchange.
The estimated fair values of the Group’s financial instruments as of March 31, 2006 and 2007 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2006		2007		2007
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	¥22,860	¥22,860	¥28,344	¥28,344	$240,102	$240,102
Loans receivable, net	225,947	220,502	250,780	249,700	2,124,354	2,115,205
Purchased loans receivable, net	24,155	24,155	28,910	28,910	244,896	244,896
Investment securities	42,071	42,071	38,384	38,384	325,150	325,150
Financial liabilities:
Short-term borrowings	60,411	60,411	84,258	84,258	713,748	713,748
Long-term borrowings	198,924	200,487	260,817	257,696	2,209,377	2,182,939
Interest rate swaps	—	—	1	1	8	8
Guarantee of loans	629	629	1,066	1,066	9,030	9,030
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
a)	Cash and Cash Equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

b)	Loans Receivable: The Group maintains an allowance for loan losses at a level that is adequate in management’s judgment to provide for estimated probable uncollectible loan losses from known and inherent risks in the Group’s loan portfolios. In addition, the Group provides a reserve for losses on excess interest repayments derived from current loans receivable and loans previously paid-off or charged-off. (See Note 2 for a summary of significant accounting policies.) Accordingly, the Group believes the carrying value of its loans receivable, net of reserve for losses on excess interest repayments derived from the current loans, approximates fair value.

c)	Purchased Loans Receivable: The carrying value of purchased loans receivable is estimated based on either the market value or the discounted amounts of future cash flows. The Group believes the carrying value of its purchased loans receivable approximates fair value.

d)	Investment Securities: The fair value of marketable equity securities is based on quoted market prices. The Group also holds ¥18,675 million and ¥20,446 million ($173,198 thousand) in debt securities and other investments, including non-marketable equity securities as of March 31, 2006 and 2007, respectively. The fair value of these investments is assumed to estimate cost until such time as new equity or financing or significant changes operations demonstrate a new fair value.

e)	Short-term Borrowings: Short-term borrowings are carried at an amount that approximates fair value.

f)	Long-term Borrowings: Long-term borrowings, including current portion, are estimated based on either the market value or the discounted amounts of future cash flows. The borrowing interest rates which are currently available to the Group offered by financial institutions for debt with similar terms and remaining average maturities are used as the discount rates. The fair value of syndicated bonds is estimated using a discounted cash-flow calculation that applies interests rates at an assumed marginal market-funding rate.

g)	Interest Rate Swaps: The fair value of interest rate swaps (used for hedging purpose) reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate and dealer quotes are available for most of the Group’s derivatives.

h)	Guarantee of Loans: The fair value of the Group’s guarantees generally reflects the probable and estimable amounts that the Group would pay for the delinquent payments of borrowings under guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26. Segment Information
The Group operates under the following segments: integrated financial services segment, the servicing business segment, the real estate business segment, and the other businesses segment. The integrated financial services segment is comprised of loan businesses, as well as credit guarantee, leasing and securities businesses. In the servicing business segment, Nissin Servicer mainly acquires and services non-performing debts from banks and financial institutions in Japan. The real estate business has been disclosed as a separate segment, because this business has become significant. The other businesses segment includes insurance agency, consultancy and other businesses. The Group currently conducts its operating activities mainly in Japan. The Group has recently begun activities in China, but these are currently insignificant.
In addition, the accounting policies for the segment information are the same as those described in the summary of significant accounting policies in Note 2, and all inter-company transactions are at an arms-length.
Selected information for the Group’s business segments is as follows:

	Millions of Yen
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated
Year Ended / As of March 31, 2005:
Revenue:
Net interest income	¥27,356	¥—	¥—	¥—	¥—	¥27,356
Other revenue	1,107	3,893	18	210	(225)	5,003
Expense:
Interest expense	3,012	153	90	9	(105)	3,159
Provision for loan losses	5,817	—	—	—	—	5,817
Other provision	123	821	—	40	—	984
Other expense	12,969	1,181	58	180	(122)	14,266

Operating income (losses)	6,542	1,738	(130)	(19)	2	8,133

Total assets	208,493	21,818	2,643	572	(5,125)	228,401

	Millions of Yen
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated
Year Ended / As of March 31, 2006:
Revenue:
Net interest income	¥26,495	¥—	¥—	¥—	¥—	¥26,495
Other revenue	3,251	7,918	901	279	(904)	11,445
Expense:
Interest expense	2,656	408	311	11	(281)	3,105
Provision for loan losses	5,923	—	—	—	—	5,923
Other provision	122	1,186	—	26	—	1,334
Other expense	13,619	1,676	340	577	(317)	15,895

Operating income (losses)	7,426	4,648	250	(335)	(306)	11,683

Total assets	313,127	43,000	25,074	244	(21,502)	359,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Millions of Yen
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated
Year Ended / As of March 31, 2007:
Revenue:
Net interest income	¥21,215	¥—	¥—	¥—	¥(173)	¥21,042
Other revenue	5,610	10,375	5,307	319	(4,026)	17,585
Expense:
Interest expense	3,892	933	981	116	(1,015)	4,907
Provision for loan losses	10,853	—	—	—	—	10,853
Other provision	530	1,696	3	—	—	2,229
Other expense	15,658	2,548	824	626	(339)	19,317

Operating (losses) income	(4,108)	5,198	3,499	(423)	(2,845)	1,321

Total assets	370,481	62,649	56,466	8,599	(44,118)	454,077

	Thousands of U.S. Dollars
	Integrated	Servicing	Real Estate	Other
	Financial Services	Business	Business	Businesses	Eliminations	Consolidated
Year Ended / As of March 31, 2007:
Revenue:
Net interest income	$179,713	$—	$—	$—	$(1,466)	$178,247
Other revenue	47,522	87,886	44,955	2,703	(34,104)	148,962
Expense:
Interest expense	32,969	7,903	8,310	983	(8,598)	41,567
Provision for loan losses	91,936	—	—	—	—	91,936
Other provision	4,490	14,367	25	—	—	18,882
Other expense	132,639	21,584	6,980	5,303	(2,872)	163,634

Operating (losses) income	(34,799)	44,032	29,640	(3,583)	(24,100)	11,190

Total assets	3,138,340	530,699	478,323	72,842	(373,723)	3,846,481

We mainly focused on the moneylending business in the past. However, we recently have been diversifying our financial and other businesses. In order to reflect our strategic business changes in the presentation of our consolidated financial results, we changed the format of our consolidated statements of operations. Consolidated financial statements for previous fiscal years were modified to conform to the current presentation and, consequently, the presentation of segment information was also modified in conformity with such changes. In addition, “Real Estate Business,” which was previously included in “Integrated Financial Services,” is disclosed as a separate segment, due to an increase in its significance, and “Other Businesses” is also disclosed as a separate segment, beginning with the year ended March 31, 2007. Segment information for the years ended March 31, 2005 and 2006 are modified in conformity with this new segment classification. These modifications have no effect on previously reported net income and shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27. Subsequent Events
1)	On June 23, 2007, the shareholders of the Company authorized the following at the Annual Shareholders’ Meeting:
(1)	Implementation of a 1-for-20 reverse stock split effective on August 31, 2007. The effect of this reverse stock split has been retroactively reflected in these consolidated financial statements.

(2)	Changes of the annual upper limit on the total number of stock acquisition rights issuable to the Company’s directors as stock-based compensation and shares allotted to these rights from 300,000 units and 1,500,000 shares to 500,000 units and 2,500,000 shares, respectively.

(3)	Partial amendments of the Articles of Incorporation
•	Reduction of the total number of authorized shares from 7,680 million shares to 384 million shares. This shall go into effect on the effective date of the reverse stock split approved at the Annual Shareholders’ Meeting.

2)	On June 23, 2007, the Board of Directors approved the repurchase of shares of the Company’s common stock of up to 3,000,000 shares for an aggregate amount of up to ¥3 billion. The company completed all stock repurchases to be made under this stock repurchase program during the period from June 25, 2007 to August 24, 2007.

3)	On July 18, 2007, the Board of Directors approved that the number of shares of the Company’s common stock represented by each American Depositary Share (“ADS”) be changed from the current ratio of one ADS for 10 shares of common stock to two ADSs for one share of common stock. This change became effective on August 31, 2007, in accordance with the 1-for-20 reverse stock split approved at the Annual Shareholders’ Meeting.

INDEX OF EXHIBITS

Exhibit
Number	Description
1.1	— Our Articles of Incorporation (English Translation)

1.2	— Our Share Handling Regulations (English Translation)

1.3	— Our Regulations of the Board of Directors (English Translation)

1.4	— Our Regulations of the Board of Statutory Auditors (English Translation)

2.1	— Our Specimen of Common Stock Certificates (English Translation)

2.2
— Form of Deposit Agreement Among NIS Group Co., Ltd., The Bank of New York as Depositary and All Owners and Holders from Time to Time of American Depositary Receipts, Including the Form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-97133) filed on July 24, 2002)

8.1	— List of Our Subsidiaries

11.1	— Our Code of Ethics

12.1	— Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	— Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.3	— Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	— Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	— Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.3	— Certification of the chief financial officer required by 18 U.S.C. Section 1350